Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

As submitted confidentially to the U.S. Securities and Exchange Commission on September 18, 2026

This draft registration statement has not been publicly filed with the Securities and Exchange Commission, and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1 TO

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Mobility (USA) Corporation

(Exact name of registrant as specified in its charter)

Delaware	3714	42-2383162
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1000 Eaton Boulevard

Cleveland, Ohio 44122

(440) 523-5000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Adam Wadecki

Mobility (USA) Corporation

1000 Eaton Boulevard

Cleveland, Ohio 44122

(440) 523-5000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

Dotun Obadina Steven J. Williams Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, New York 10019 Telephone: (212) 373-3000	Douglas H. Liedberg Senior Vice President, Chief Legal and Human Resources Officer and Corporate Secretary Dana Incorporated 3939 Technology Drive Maumee, Ohio 43537 Telephone: (419) 887-3000	Sophia Hudson, P.C. David M. Klein, P.C. Zoey Hitzert Brian Junquera Kirkland & Ellis LLP 601 Lexington Avenue New York, New York 10022 Telephone: (212) 446-4800

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this registration statement has been declared effective and the satisfaction or waiver of all other conditions to the consummation of the Exchange Offer and Merger described herein.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box: ☒

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Smaller reporting company	☐

Accelerated filer	☐	Emerging growth company	☐

Non-accelerated filer	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

☐	Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the U.S. Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

EXPLANATORY NOTE

Mobility (USA) Corporation, a Delaware corporation (“SpinCo”), which is a wholly owned subsidiary of Eaton Corporation plc (“Eaton”), is filing this registration statement on Forms S-4 and S-1 (Registration No. 333-    ) to register the offer of shares of SpinCo common stock, par value $0.01 per share (“SpinCo common stock”), which shares will, pursuant to Irish law, be distributed by way of issuance to Eaton shareholders pursuant to an Exchange Offer (as defined below) and, in the event the Exchange Offer is not fully subscribed, a Clean-Up Spin-Off (as defined below). Immediately following the Exchange Offer and any Clean-Up Spin-Off, Atlas Mobility Sub, Inc., a Delaware corporation (“Merger Sub”), which is a newly formed, direct wholly owned subsidiary of SpinCo, will merge with and into Dana Incorporated, a Delaware corporation (“Dana”), with Dana continuing as the surviving corporation and becoming a direct wholly owned subsidiary of SpinCo (the “Merger”).

SpinCo is a newly formed, wholly owned indirect subsidiary of Eaton that was incorporated specifically for the purpose of holding the Mobility Business (as defined in the prospectus included in this registration statement) and effecting the Separation (as defined in the prospectus included in this registration statement). Prior to the Merger, certain members of the Eaton Group (as defined in the prospectus included in this registration statement) (excluding, for the avoidance of doubt, Eaton) will transfer certain assets and liabilities relating to the Mobility Business to SpinCo or its subsidiaries and, in exchange therefor, will receive shares of SpinCo common stock and certain other consideration, which is expected to include cash, and all shares of SpinCo common stock received in such transactions will be transferred, directly or indirectly, to Eaton pursuant to the Restructuring (as defined in the prospectus included in this registration statement). Following the consummation of the Restructuring, and on the Distribution Date (as defined in the prospectus included in this registration statement), Eaton shall make a distribution to the Eaton shareholders of shares of SpinCo common stock to be effected in the manner described below. In connection with the closing of these transactions, certain of Eaton’s subsidiaries also will directly transfer certain assets and liabilities relating to the Mobility Business to SpinCo and its subsidiaries in exchange for cash payments pursuant to the Separation Agreement (as defined in the prospectus included in this registration statement). Separately, Eaton Ohio will sell the Royal Precision Equity Interests directly to a subsidiary of Dana for cash pursuant to the Royal Precision Purchase Agreement (as defined in the prospectus included in this registration statement).

SpinCo has not engaged in any business activities to date and does not have any material assets or liabilities of any kind, other than those business activities or assets or liabilities incident to its formation and those incurred in connection with the Transactions (as defined in the prospectus included in this registration statement). Following the issuance of the shares of SpinCo common stock to Eaton shareholders pursuant to the Exchange Offer and, if applicable, any Clean-Up Spin-Off, all shares of Dana common stock (as defined in the prospectus included in this registration statement), other than the Merger Excluded Shares (as defined in the prospectus included in this registration statement), will be immediately converted into the right for such stockholders to receive shares of SpinCo common stock pursuant to the Merger. Dana intends to file a definitive proxy statement that relates to the special meeting of Dana stockholders to adopt the Merger Agreement. In addition, SpinCo has confidentially submitted a registration statement on Form S-4 (Registration No. 333-    ) to register the shares of its common stock that will be issued in the Merger.

In determining whether the shares of SpinCo common stock would be issued to Eaton shareholders in a pro rata distribution or an Exchange Offer and the terms of such Exchange Offer, Eaton considered market conditions and other factors including but not limited to the relative valuation of Eaton Ordinary Shares (as defined below) compared to Dana common stock, the implied valuation of the Mobility Business, the assessment by Eaton of the number of Eaton Ordinary Shares expected to be tendered in an exchange offer and the size of the discount, if any, expected to be required to incentivize participation by Eaton shareholders, and general macroeconomic conditions.

The distribution of SpinCo common stock will be effected through the consummation of an exchange offer whereby Eaton will offer to its shareholders the option to redeem all or a portion of their Eaton Ordinary Shares, par value $0.01 per share (“Eaton Ordinary Shares”), in exchange for the issuance by SpinCo of shares of SpinCo

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

common stock (the “Exchange Offer”). As a result, there would be a reduction in the issued and outstanding Eaton Ordinary Shares equal to the number of shares elected to be redeemed in the Exchange Offer. If the Exchange Offer is not fully subscribed because the number of Eaton Ordinary Shares elected to be redeemed and accepted by Eaton in the Exchange Offer results in fewer than all of the shares of SpinCo common stock intended to be issued as part of the Exchange Offer being exchanged, then Eaton will cause SpinCo to issue the remaining shares of SpinCo common stock on a pro rata basis to Eaton shareholders whose Eaton Ordinary Shares remain outstanding after consummation of the Exchange Offer (a “Clean-Up Spin-Off”). Following consummation of the Exchange Offer and any Clean-Up Spin-Off, 100% of the SpinCo common stock held by Eaton will be canceled and extinguished.

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

TRADEMARKS AND TRADE NAMES

Eaton’s logo and its other registered or common law trademarks, service marks or trade names appearing in the prospectus included in this registration statement are the property of Eaton. Solely for convenience, trademarks, service marks and trade names referred to in this prospectus included in this registration statement, including logos, artwork and other visual displays, may appear without a trademark symbol, but such references are not intended to indicate in any way that Eaton will not assert, to the fullest extent under applicable law, Eaton’s rights or the rights of the applicable licensor to these trademarks, service marks and trade names.

Dana’s logo and its other registered or common law trademarks, service marks or trade names appearing in the prospectus included in this registration statement are the property of Dana. Solely for convenience, trademarks, service marks and trade names referred to in this prospectus included in this registration statement, including logos, artwork and other visual displays, may appear without a trademark symbol, but such references are not intended to indicate in any way that Dana will not assert, to the fullest extent under applicable law, Dana’s rights or the rights of the applicable licensor to these trademarks, service marks and trade names.

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

The information in this prospectus is not complete and may be changed. We may not sell the securities described in this document until the registration statement filed with the Securities and Exchange Commission relating thereto is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY - SUBJECT TO COMPLETION, DATED SEPTEMBER 18, 2026

PROSPECTUS-OFFER TO EXCHANGE

EATON CORPORATION PLC

Offer to Redeem Outstanding Ordinary Shares of

Eaton Corporation plc

In Exchange for the Issuance of Shares of Common Stock of

Mobility (USA) Corporation

Eaton Corporation plc (“Eaton”) is offering to redeem all or a portion of the outstanding Ordinary Shares, par value $0.01 per share, of Eaton (“Eaton Ordinary Shares”) held by its shareholders in exchange for the issuance of shares of common stock, par value $0.01 per share (“SpinCo common stock”), of Mobility (USA) Corporation (“SpinCo”). The terms and conditions of this Exchange Offer (as defined below) are described in this prospectus, which you should read carefully. None of Eaton, SpinCo, any of their respective directors or officers or any of their respective representatives makes any recommendation as to whether you should participate in this Exchange Offer. You must make your own decision after reading this prospectus and consulting with your advisors.

Eaton’s obligation to exchange SpinCo common stock for Eaton Ordinary Shares is subject to the satisfaction of certain conditions, including conditions to the consummation of the Transactions (as defined below).

The transactions contemplated by the Merger Agreement (as further described in “The Transaction Agreements—The Merger Agreement”) and the Separation Agreement (as further described in “The Transaction Agreements—The Separation Agreement”) referred to in this prospectus collectively as the “Transactions”, are being undertaken to separate Eaton’s Mobility Business (as defined below) from Eaton and combine the Mobility Business with Dana Incorporated, a Delaware corporation (“Dana”). The aggregate value of the stock consideration to be received by Eaton shareholders with respect to the Mobility Business in the Transactions is estimated, as of     , to be approximately $     in value of SpinCo common stock (calculated based on the closing price on the NYSE of shares of Dana common stock, par value $0.01 per share (the “Dana common stock”) as of     ) issuable to Eaton shareholders that participate in this Exchange Offer or receive shares of SpinCo common stock in a potential Clean-Up Spin-Off (as defined below) if the Exchange Offer is not fully subscribed. In addition, in connection with the Transactions, SpinCo or one or more members of the SpinCo Group will make one or more cash payments of approximately $1.1 billion (subject to a customary cash and indebtedness adjustment and the Distribution True-Up Adjustment (as defined below), increased as a result of any pre-Closing share repurchases by Dana pursuant to the Share Buyback Side Letter and reduced by the Royal Precision Purchase Price (as defined in the Royal Precision Purchase Agreement) and the Specified Asset Purchase Price (as defined in the Separation Agreement)) to certain members of the Eaton Group (as defined below) (excluding Eaton), which cash payment is referred to in this prospectus as the SpinCo Cash Payment.

Immediately following the consummation of this Exchange Offer and any Clean-Up Spin-Off, 100% of the SpinCo common stock held by Eaton will be canceled and extinguished, Atlas Mobility Sub, Inc., a Delaware corporation and wholly owned subsidiary of SpinCo (“Merger Sub”), will be merged with and into Dana (the “Merger”), the separate corporate existence of Merger Sub will cease and Dana will continue as the surviving corporation and a wholly owned subsidiary of SpinCo. In the Merger, each outstanding share of Dana common stock (except for shares of Dana common stock held by Dana as treasury stock or by Eaton or any of its subsidiaries, including SpinCo and Merger Sub, which shares will be canceled and cease to exist, without any consideration being delivered in exchange therefor (such shares, the “Merger Excluded Shares”)) will be converted into the right to receive a number of fully paid and nonassessable shares of SpinCo common stock

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

equal to the Merger Exchange Ratio (as defined in “The Transactions—The Merger—Calculation of the Merger Consideration”), together with cash in lieu of any fractional shares of SpinCo common stock. The Merger Exchange Ratio is one, subject to adjustment as provided in the Merger Agreement. Prior to the Distribution, Eaton will cause the number of shares of SpinCo common stock outstanding to be set so that immediately following the Merger, pre-Merger holders of SpinCo common stock (i.e., former Eaton shareholders) will hold 50.1%, and pre-Merger holders of Dana common stock will hold 49.9%, of the issued and outstanding shares of SpinCo common stock, in each case on a fully diluted basis.

As a result of the Merger, each share of Dana common stock (except the Merger Excluded Shares) will be converted into one share of SpinCo common stock. The aggregate number of shares of SpinCo common stock to be issued in the Merger by SpinCo will result in pre-Merger holders of shares of SpinCo common stock collectively owning 50.1% of the shares of SpinCo common stock issued and outstanding immediately after giving effect to the Merger and pre-Merger holders of Dana common stock owning 49.9% of the issued and outstanding shares of SpinCo common stock, in each case on a fully diluted basis. No trading market currently exists for SpinCo common stock. You will not be able to trade shares of SpinCo common stock until such shares are approved for listing on the New York Stock Exchange (the “NYSE”) in connection with the consummation of the Merger.

The value of Eaton Ordinary Shares and SpinCo common stock for purposes of establishing the exchange ratio for this Exchange Offer will be determined by Eaton by reference to the simple arithmetic average of the daily volume-weighted average prices (“VWAP”) on each of the Valuation Dates (as defined below) of Dana common stock on the NYSE. The “Valuation Dates” will be the last three full trading days ending on and including the second full trading day prior to the expiration date of this Exchange Offer, as it may be voluntarily extended. Based on an expiration date of      , the Valuation Dates are expected to be      ,      and      . See “Exchange Offer—Terms of This Exchange Offer.”

This Exchange Offer is designed to permit you to exchange, by way of redemption, your Eaton Ordinary Shares for shares of SpinCo common stock at a      % discount to the per-share value of Dana common stock, calculated as set forth in this prospectus, subject to the upper limit described below. For each $100 of your Eaton Ordinary Shares accepted for exchange in this Exchange Offer, you will receive approximately $     of SpinCo common stock, subject to an upper limit of      shares of SpinCo common stock per Eaton Ordinary Share. This Exchange Offer does not provide for a minimum exchange ratio. If the upper limit is in effect, then the exchange ratio will be fixed at that limit. IF THE UPPER LIMIT IS IN EFFECT, AND UNLESS YOU PROPERLY WITHDRAW YOUR SHARES, YOU WILL RECEIVE LESS (AND YOU COULD RECEIVE MUCH LESS) THAN $     OF SPINCO COMMON STOCK FOR EACH $100 OF EATON ORDINARY SHARES THAT YOU TENDER. See “Exchange Offer—Terms of This Exchange Offer.”

The indicative exchange ratio that would have been in effect following the official close of trading on the NYSE on      (the trading day immediately preceding the date of this prospectus), based on the daily VWAPs of Dana common stock on      ,      and      , would have provided for      shares of SpinCo common stock to be exchanged for every share of Eaton Ordinary Shares accepted for exchange. The value of SpinCo common stock issued and, following the Merger, the value of SpinCo common stock received may not remain above the value of Eaton Ordinary Shares tendered following the expiration of this Exchange Offer.

THIS EXCHANGE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE ONE MINUTE AFTER 11:59 P.M., NEW YORK CITY TIME, ON      , 2027, UNLESS THIS EXCHANGE OFFER IS EXTENDED, TERMINATED OR AMENDED. ORDINARY SHARES OF EATON TENDERED PURSUANT TO THIS EXCHANGE OFFER MAY BE WITHDRAWN AT ANY TIME PRIOR TO THE EXPIRATION OF THIS EXCHANGE OFFER.

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Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

In reviewing this prospectus, you should carefully consider the risk factors beginning on page 47 of this prospectus.

We Are Not Asking You for a Proxy and You are Not Requested To Send Us a Proxy.

Neither the U.S. Securities and Exchange Commission (the “SEC”) nor any state securities regulator has approved or disapproved of the securities described in this prospectus or determined if this prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.

The date of this prospectus is      , 2026.

The final exchange ratio used to determine the number of shares of SpinCo common stock that you will receive for each of your Eaton Ordinary Shares accepted for exchange in this Exchange Offer will be announced by press release no later than 11:59 p.m., New York City time, on the second full trading day prior to the expiration date. At such time, the final exchange ratio will be available at      and from the information agent for this Exchange Offer at the toll-free number provided on the back cover of this prospectus. Eaton will announce whether the upper limit on the number of shares of SpinCo common stock that may be issued in exchange for the redemption of each Eaton Ordinary Share tendered and accepted for exchange will be in effect, through      and by press release, no later than 11:59 p.m., New York City time, on the second full trading day prior to the expiration date. Commencing after the close of trading on the third trading day of this Exchange Offer, indicative exchange ratios (calculated in the manner described in this prospectus) also will be available on that website and from the information agent at the toll-free number provided on the back cover of this prospectus.

This prospectus provides information regarding Eaton, SpinCo, Dana, the Exchange Offer (including a potential Clean-Up Spin-Off), the Merger and the other Transactions. Eaton Ordinary Shares are listed on the NYSE under the symbol “ETN.” Dana common stock is listed on the NYSE under the symbol “DAN.” On      2026, the last reported sale price of Eaton Ordinary Shares on the NYSE was $     per share, and the last reported sale price of Dana common stock on the NYSE was $     per share. The market prices of Eaton Ordinary Shares and of Dana common stock will fluctuate prior to the completion of this Exchange Offer and thereafter and may be higher or lower at the expiration date of this Exchange Offer than the prices set forth above. No trading market currently exists for SpinCo common stock. SpinCo intends to apply for listing of the SpinCo common stock on the NYSE.

If this Exchange Offer is consummated but is not fully subscribed because less than all the shares of SpinCo common stock intended to be issued as part of the Exchange Offer are exchanged, the remaining shares of SpinCo common stock will be immediately distributed to Eaton shareholders whose Eaton Ordinary Shares remain outstanding after the consummation of this Exchange Offer pursuant to a Clean-Up Spin-Off. Any Eaton shareholder who validly tenders (and does not properly withdraw) Eaton Ordinary Shares that are accepted for exchange in this Exchange Offer will, with respect to such shares, waive their rights to receive, and forfeit any rights to, shares of SpinCo common stock distributed in the Clean-Up Spin-Off. This prospectus covers all shares of SpinCo common stock offered by Eaton in this Exchange Offer and all shares of SpinCo common stock that may be distributed by Eaton in a spin-off (including the Clean-Up Spin-Off) to holders of Eaton Ordinary Shares. See “Exchange Offer—Distribution of SpinCo Common Stock Remaining After This Exchange Offer.”

Immediately following the consummation of this Exchange Offer and any Clean-Up Spin-Off, in the Merger, Merger Sub will be merged with and into Dana, whereupon the separate corporate existence of Merger Sub will cease and Dana will continue as the surviving corporation and a direct wholly owned subsidiary of SpinCo. In

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Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

the Merger, each outstanding share of Dana common stock (except for the Merger Excluded Shares) will be converted into the right to receive a number of fully paid and nonassessable shares of SpinCo common stock equal to the Merger Exchange Ratio, together with cash in lieu of any fractional shares of SpinCo common stock. Eaton currently expects that approximately      shares of SpinCo common stock will be available in this Exchange Offer. The aggregate number of shares of SpinCo common stock to be issued in the Merger by SpinCo is expected to result in pre-Merger holders of shares of SpinCo common stock collectively owning 50.1% of the shares of SpinCo common stock issued and outstanding immediately after giving effect to the Merger and pre-Merger holders of Dana common stock owning 49.9% of the issued and outstanding shares of SpinCo common stock, in each case on a fully diluted basis.

Eaton’s obligation to exchange shares of SpinCo common stock for Eaton Ordinary Shares is subject to the conditions listed under “Exchange Offer—Conditions to Consummation of This Exchange Offer,” including the satisfaction of conditions to the Merger, which include Dana stockholder approval of the Merger Agreement.

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Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

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Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

This prospectus incorporates by reference important business and financial information about Eaton and Dana from documents filed with the SEC that have not been included in or delivered with this prospectus. This information is available without charge at the website that the SEC maintains at www.sec.gov, as well as from other sources. See “Where You Can Find Additional Information; Incorporation by Reference.”

You also may ask any questions about the Exchange Offer or request copies of the Exchange Offer documents and the other information incorporated by reference in this prospectus, without charge, upon written or oral request to Eaton’s information agent,      (“     ” or the “information agent”), located at      or at the telephone number      . In order to receive timely delivery of the documents, you must make your requests no later than      , 2027.

All information contained or incorporated by reference in this prospectus with respect to Dana and its respective subsidiaries, as well as information about Dana after the consummation of the Transactions, has been provided by Dana. All other information contained or incorporated by reference in this prospectus with respect to Eaton, SpinCo, Merger Sub or their respective subsidiaries or businesses, and with respect to the terms and conditions of the Exchange Offer, has been provided by Eaton.

This prospectus is not an offer to exchange and it is not a solicitation of an offer to buy any Eaton Ordinary Shares, SpinCo common stock or Dana common stock in any jurisdiction in which the offer, sale or exchange is not permitted. Non-U.S. shareholders should consult their advisors in considering whether they may participate in the Exchange Offer in accordance with the laws of their home countries and, if they do participate, whether there are any restrictions or limitations on transactions in the shares of SpinCo common stock that may apply in their home countries. Eaton, SpinCo and Dana cannot provide any assurance about whether such limitations may exist. See “Exchange Offer—Certain Matters Relating to Non-U.S. Jurisdictions” for additional information about limitations on the Exchange Offer outside the United States.

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

SELECTED DEFINITIONS

Certain abbreviations and terms used in the text and notes are defined as follows:

Abbreviation/Term	Definition
Additional Eaton Parties	Eaton HoldCo together with Eaton Ohio

Bridge Facility	A 364-day senior unsecured bridge loan credit facility, which certain financial institutions have committed to provide pursuant to the Bridge Commitment Letter (as defined herein).

Clean-Up Spin-Off

The distribution by Eaton to be effected by the issuance by SpinCo following the consummation of the Exchange Offer, if the Exchange Offer is not fully subscribed, of the remaining shares of SpinCo common stock that were not issued as part of the Exchange Offer, which issuance will be on a pro rata basis to Eaton shareholders whose Eaton Ordinary Shares remain outstanding after consummation of the Exchange Offer

Closing	The closing of the Transactions

Closing Date	The date on which the Closing actually occurs

Code	Internal Revenue Code of 1986, as amended

Confirmation of Intellectual Property Assignment

The Confirmation of Intellectual Property Assignment entered into or to be entered into by and among one or more members of the Eaton Group, on the one hand, and one or more members of the SpinCo Group, on the other hand

Dana	Dana Incorporated, a Delaware corporation

Dana board	The board of directors of Dana

Dana board recommendation	The Dana board’s recommendation to Dana stockholders to adopt the Merger Agreement

Dana common stock	The common stock, par value $0.01 per share, of Dana

Dana Group	Dana and each entity that is a direct or indirect subsidiary of Dana

Dana Refinancing

The refinancing of certain existing indebtedness of Dana with a portion of the aggregate proceeds of the Bridge Facility, the Term A Facility and/or any Additional Permanent Financing (as defined herein).

Dana Tax Counsel

With respect to U.S. federal income Tax matters, Kirkland & Ellis LLP, and if Kirkland & Ellis LLP is unable or unwilling to provide the Merger Tax Opinion, such other nationally recognized tax counsel reasonably satisfactory to Dana

DGCL	Delaware General Corporation Law, as amended

Distribution Date	The date on which the Distribution occurs

Distribution Time	The time at which the Distribution occurs, which for accounting purposes shall be deemed to be 12:01 a.m., New York City time, on the Distribution Date

Distribution

The distribution by Eaton, pursuant to the Separation Agreement, of up to 100% of the SpinCo common stock to the Eaton shareholders pursuant to the Exchange Offer whereby Eaton redeems Eaton Ordinary Shares held by certain shareholders of Eaton electing to participate in such Exchange Offer in exchange for the issuance of SpinCo common stock by SpinCo to such shareholders, which, to the extent necessary, shall be followed by a Clean-Up Spin-Off on the Distribution Date and immediately following the consummation of the Exchange Offer

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

Abbreviation/Term	Definition
Eaton	Eaton Corporation plc, an Irish public limited company

Eaton board	The board of directors of Eaton Corporation plc

Eaton Business

The businesses and operations conducted immediately prior to the Distribution Time or as formerly conducted by any member of the Eaton Group that are not included in the Mobility Business, other than the Mobility Business

Eaton Group

Eaton and each entity (other than any member of the SpinCo Group) that is a direct or indirect subsidiary of Eaton immediately after the Distribution Time, and each person that becomes a subsidiary of Eaton after the Distribution Time

Eaton HoldCo	Eaton Capital Unlimited Company, an Irish public unlimited company

Eaton Ohio	Eaton Corporation, a corporation registered in the State of Ohio

Eaton Ohio Contribution

The contribution of certain Mobility assets by Eaton Ohio to SpinCo in consideration for (a) the assumption by SpinCo of certain SpinCo liabilities, (b) the issuance of SpinCo common stock, and (c) the receipt of a portion of the SpinCo Cash Payment

Eaton Ohio Distribution

Following the Eaton Ohio Contribution, the distribution by Eaton Ohio of 100% of the SpinCo common stock to Eaton Holding XIII, a Société à Responsabilité Limitée organized under the laws of Luxembourg

Eaton Ordinary Shares	The Ordinary Shares, par value $0.01 per share, of Eaton

Eaton Tax Counsel

With respect to U.S. federal income Tax matters, Skadden, Arps, Slate, Meagher & Flom LLP and, with respect to Irish Tax matters, Arthur Cox LLP, or if Skadden, Arps, Slate, Meagher & Flom LLP or Arthur Cox LLP is unable or unwilling to provide the Spin-Off Tax Opinion or the Irish Tax Opinion, respectively, such other U.S. or Irish, respectively, nationally recognized tax counsel reasonably satisfactory to Eaton

Eaton Tax Opinions	The Irish Tax Opinion and the Spin-Off Tax Opinion.

Employee Matters Agreement	The Employee Matters Agreement, entered into or to be entered into, by and among Eaton, Eaton Ohio, Eaton HoldCo and SpinCo

Exchange Offer

The exchange offer to which this prospectus relates, whereby Eaton is offering to its shareholders the ability to exchange, by way of redemption, all or a portion of their Eaton Ordinary Shares in exchange for the issuance by SpinCo of shares of SpinCo common stock

HSR Act	The Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder

Intellectual Property Cross License Agreement

The Intellectual Property Cross License Agreement, entered into or to be entered into by and among one or more members of the Eaton Group, on the one hand, and one or more members of the SpinCo Group, on the other hand

Internal Distributions

Any transaction (or series of transactions) effected as part of, or in anticipation of, the Separation (including the Eaton Ohio Distribution, but excluding the Distribution), in each case, that is intended to qualify as a tax-free transaction under Section 355 and/or Section 368(a)(1)(D) of the Code

Irish Companies Act	The Companies Act of 2014 of Ireland, as amended

Irish Tax Opinion	The opinion of Eaton Tax Counsel to the effect that, for Irish tax purposes and in connection with the Exchange Offer, Eaton, SpinCo and holders of Eaton

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

Abbreviation/Term	Definition

Ordinary Shares or SpinCo common stock (other than holders of Eaton Ordinary Shares or SpinCo common stock who are resident or ordinarily resident in Ireland or holders of Eaton Ordinary Shares that hold their shares in connection with a trade or business carried on by such holders in Ireland through a branch or agency) will not have any liability for Irish tax on chargeable gains, stamp duty or dividend withholding as a result of the Exchange Offer

IRS	United States Internal Revenue Service

Merger	The merger of Merger Sub with and into Dana, with Dana surviving the merger as a wholly owned subsidiary of SpinCo, as contemplated by the Merger Agreement

Merger Agreement	The Agreement and Plan of Merger, dated as of June 10, 2026, by and among Eaton, Eaton Ohio, SpinCo, Merger Sub and Dana (as it may be amended from time to time)

Merger Excluded Shares

The shares of Dana common stock held by Dana in treasury or by Eaton or any of its subsidiaries, including SpinCo and Merger Sub, which shares will be canceled and cease to exist, with no consideration being delivered in exchange therefor at the effective time of the Merger

Merger Sub	Atlas Mobility Sub, Inc., a Delaware corporation and a wholly owned subsidiary of SpinCo

Merger Tax Opinion

The opinion of Dana Tax Counsel, in form and substance reasonably acceptable to Dana, dated as of the Closing Date, that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code

Mobility Business	Certain assets and liabilities comprising the Mobility business of Eaton and its subsidiaries

Mobility (USA) Corporation or SpinCo

Mobility (USA) Corporation, also referred to as SpinCo, a Delaware corporation which, as of the date of this prospectus, is a wholly owned indirect subsidiary of Eaton, and which holds the Mobility Business

NYSE	New York Stock Exchange

Real Estate Matters Agreement	The Real Estate Matters Agreement, entered into or to be entered into, by and between Eaton and SpinCo

Restructuring

The transfer of the Mobility assets that are not already owned by members of the SpinCo Group by members of the Eaton Group to SpinCo and other members of the SpinCo Group and the assumption of the SpinCo liabilities that are not already directly owed by or otherwise directly the responsibility of the SpinCo Group by SpinCo and other members of the SpinCo Group from members of the Eaton Group (excluding Eaton), and the transfer of assets associated with Eaton’s remaining businesses that are not already owned by members of the Eaton Group to members of the Eaton Group (other than Eaton) and the assumption of liabilities associated with Eaton’s remaining businesses that are not already owned by or otherwise the responsibility of members of the Eaton Group (excluding Eaton) by members of the Eaton Group (other than Eaton) from SpinCo and other members of the SpinCo Group, including each of the steps expressly contemplated by, and ultimately undertaken in accordance with, the Restructuring Plan (including the SpinCo Cash Payment and each of the Internal Distributions)

Restructuring Plan	The plan and structure set forth in the Separation Agreement to effectuate the Restructuring.

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

Abbreviation/Term	Definition
Royal Precision Purchase Agreement	The Stock Purchase Agreement, entered into or to be entered into, by and among Eaton Ohio and a subsidiary of Dana

Separation	The Distribution and the Restructuring

Separation Agreement	The Separation and Distribution Agreement, dated as of June 10, 2026, by and among Eaton, Eaton Ohio, Eaton HoldCo, SpinCo and Dana (as it may be amended from time to time)

Share Buyback Side Letter	The letter agreement, dated as of July 27, 2026, by and between Dana and Eaton

SpinCo Cash Payment

The cash payment to be paid, in consideration of the transfer of a portion of the Mobility Business assets as contemplated by the Restructuring, by SpinCo or one or more members of the SpinCo Group of approximately $1.1 billion (subject to a customary cash and indebtedness adjustment and the Distribution True-Up Adjustment, increased pursuant to the Share Buyback Side Letter by an amount equal to the aggregate purchase price paid by Dana for all shares of Dana common stock repurchased by Dana from July 27, 2026 through the date immediately preceding the Closing Date, multiplied by 100.4008016% and reduced by the Royal Precision Purchase Price (as defined in the Royal Precision Purchase Agreement) and the Specified Asset Purchase Price (as defined in the Separation Agreement)) to certain members of the Eaton Group (excluding Eaton) prior to the Distribution

SpinCo common stock	The common stock, par value $0.01 per share, of SpinCo

SpinCo Group	SpinCo, each subsidiary of SpinCo immediately after the Distribution Time and each other entity that becomes a subsidiary of SpinCo after the Distribution Time, other than the Dana Group

SpinCo stockholders	Pre-Merger holders of shares of SpinCo common stock

Tax Matters Agreement	The Tax Matters Agreement, to be entered into as of the Distribution Date, by and among Eaton, Eaton Ohio, Eaton HoldCo, SpinCo and Dana

Term A Facility	A senior secured term loan A facility, which certain financial institutions have committed to provide pursuant to the Engagement and Commitment Letter (as defined herein).

Trademark License Agreements

The Transitional Trademark License Agreement and Breaktor Trademark License Agreement, in each case, entered into or to be entered into by and among one or more members of the Eaton Group, on the one hand, and one or more members of the SpinCo Group, on the other hand

Transaction Documents

The Merger Agreement, the Separation Agreement, the Share Buyback Side Letter, the Royal Precision Purchase Agreement, the Employee Matters Agreement, the Confirmation of Intellectual Property Assignment, the Intellectual Property Cross License Agreement, the Trademark License Agreements, the Tax Matters Agreement, the Real Estate Matters Agreement, the Transition Services Agreement and the other agreements described herein

Transactions	The transactions contemplated by the Transaction Documents, including the Separation and the Merger

Transition Services Agreement	The Transition Services Agreement, entered into or to be entered into by and between Eaton and SpinCo

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

Abbreviation/Term	Definition

Valuation Dates

The last three full trading days ending on and including the second full trading day prior to the expiration date of this Exchange Offer, as it may be voluntarily extended. Based on an expiration date of      , the Valuation Dates are expected to be      ,      and      ..

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

QUESTIONS AND ANSWERS ABOUT THE EXCHANGE OFFER AND THE TRANSACTIONS

The following are brief answers to some of the common questions that Eaton shareholders may have regarding the transactions contemplated by the Merger Agreement and the Separation Agreement, which provide for the combination of Eaton’s Mobility Business with Dana, including, among other things, the Separation and the Merger. For more detailed information about the matters discussed in these questions and answers, see “The Transactions” beginning on page [●] and “The Transaction Agreements” beginning on page [●]. These questions and answers are not meant to be a substitute for the information contained in the remainder of this prospectus, and this information is qualified in its entirety by the more detailed descriptions and explanations contained elsewhere in this prospectus. Eaton shareholders are urged to read this prospectus in its entirety prior to making any decision. Additional important information is also contained in the annexes to this prospectus. You should pay special attention to the “Risk Factors” beginning on page [●] and “Cautionary Statement Regarding Forward-Looking Statements” beginning on page [●].

Questions and Answers about the Exchange Offer

Q:	Who may participate in this Exchange Offer?

A:

Any U.S. holders of Eaton Ordinary Shares during the period in which this Exchange Offer is open may participate. This includes Eaton Ordinary Shares attributable to participant investments in the Eaton stock fund under the Eaton 401(k) Savings Plans (as defined below) that may be exchanged in accordance with such plans. Although Eaton has mailed this prospectus to its shareholders to the extent required by U.S. law, including shareholders located outside the United States, this prospectus is not an offer to buy, sell or exchange and it is not a solicitation of an offer to buy or sell any Eaton Ordinary Shares or shares of SpinCo common stock in any jurisdiction in which such offer, sale or exchange is not permitted. Countries outside the United States generally have their own legal requirements that govern securities offerings made to persons resident in those countries and often impose stringent requirements about the form and content of offers made to the general public. None of Eaton, Dana or SpinCo has taken any action under non-U.S. regulations to facilitate a public offer to exchange the Eaton Ordinary Shares or shares of SpinCo common stock outside the United States. Accordingly, the ability of any non-U.S. person to tender Eaton Ordinary Shares in this Exchange Offer will depend on whether there is an exemption available under the laws of such person’s home country that would permit the person to participate in this Exchange Offer without the need for Eaton, Dana or SpinCo to take any action to facilitate a public offering in that country or otherwise. For example, some countries exempt transactions from the rules governing public offerings if they involve persons who meet certain eligibility requirements relating to their status as sophisticated or professional investors.

The legal limitations described above could prevent certain holders of Eaton Ordinary Shares from participating in this Exchange Offer, which could cause this Exchange Offer to be undersubscribed.

Non-U.S. shareholders should consult their advisors in considering whether they may participate in this Exchange Offer in accordance with the laws of their home countries and, if they participate, whether there are any restrictions or limitations on transactions in the Eaton Ordinary Shares or shares of SpinCo common stock that may apply in their home countries. None of Eaton, Dana or SpinCo can provide any assurance about whether such limitations may exist. See “Exchange Offer—Certain Matters Relating to Non-U.S. Jurisdictions” for additional information about limitations on this Exchange Offer outside the United States.

Q:	How many shares of SpinCo common stock will I receive for each Eaton Ordinary Share that I tender?

A:

This Exchange Offer is designed to permit you to exchange, by way of redemption, your Eaton Ordinary Shares for shares of SpinCo common stock at a price per share equal to a    % discount to the per-share value of Dana common stock, calculated as set forth in this prospectus. Stated another way, for each $100 of your Eaton Ordinary Shares accepted for exchange in this Exchange Offer, you will receive approximately

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

$ of SpinCo common stock. The value of the Eaton Ordinary Shares will be based on the calculated per-share value for the Eaton Ordinary Shares on the NYSE and the value of the SpinCo common stock will be based on the calculated per share value for Dana common stock on the NYSE, in each case, determined by reference to the simple arithmetic average of the daily VWAP on each of the Valuation Dates. Please note, however, that:

•

The number of shares you can receive in this Exchange Offer is subject to an upper limit of      shares of SpinCo common stock for each Eaton Ordinary Share accepted for exchange in this Exchange Offer. The next question and answer below describes how this limit may impact the value you receive.

•	This Exchange Offer does not provide for a minimum exchange ratio. See “Exchange Offer—Terms of This Exchange Offer.”

•	Because this Exchange Offer is subject to proration, Eaton may accept for exchange only a portion of the Eaton Ordinary Shares tendered by you.

Q:	Is there a limit on the number of shares of SpinCo common stock I can receive for each Eaton Ordinary Share that I tender?

A:

The number of shares you can receive in this Exchange Offer may be subject to an upper limit of      shares of SpinCo common stock for each Eaton Ordinary Share accepted for exchange in this Exchange Offer. If the upper limit is in effect, you will receive less (and could receive much less) than $     of SpinCo common stock for each $100 of Eaton Ordinary Share that you tender. For example, if the calculated per-share value of Eaton Ordinary Share was $     (the highest closing price for Eaton Ordinary Shares on the NYSE during the three-month period ending on the second to last full trading day prior to commencement of this Exchange Offer) and the calculated per-share value of SpinCo common stock was $     (the lowest closing price for Dana common stock on the NYSE during that three-month period), the value of SpinCo common stock, based on the Dana common stock price, received for Eaton Ordinary Shares accepted for exchange would be approximately $     for each $100 of Eaton Ordinary Shares accepted for exchange.

The upper limit would represent a      % discount for SpinCo common stock based on the closing price of Eaton Ordinary Shares on the NYSE and Dana common stock on the NYSE, in each case on      , the trading day immediately preceding the commencement of the Exchange Offer. Eaton may set this upper limit to ensure that an unusual or unexpected drop in the trading price of Dana common stock, relative to the trading price of Eaton Ordinary Shares, would not result in an unduly high number of shares of SpinCo common stock being exchanged for each Eaton Ordinary Share accepted for exchange in this Exchange Offer.

Q:	How and when will I know if the upper limit is in effect?

A:

Eaton will announce whether the upper limit on the number of shares of SpinCo common stock that may be issued in exchange for the redemption of each Eaton Ordinary Share tendered and accepted for exchange will be in effect at the expiration of this Exchange Offer, through      .com and by press release, no later than 11:59 p.m., New York City time, on the second full trading day prior to the expiration date. If the upper limit is in effect at that time, then the exchange ratio will be fixed at the upper limit.

Q:

How are the calculated per-share values of Eaton Ordinary Shares and Dana common stock determined for purposes of calculating the number of shares of SpinCo common stock to be received in this Exchange Offer?

A:

The calculated per-share value of Eaton Ordinary Shares and Dana common stock for purposes of this Exchange Offer will equal the simple arithmetic average of the daily VWAP of Eaton Ordinary Shares and Dana common stock on the NYSE on each of the Valuation Dates. Eaton will determine such calculations of the per-share values of Eaton Ordinary Shares and Dana common stock and such determination will be final.

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

Q:	What is the “daily volume-weighted average price” or “daily VWAP”?

A:

The “daily volume-weighted average price” for Eaton Ordinary Shares will be the volume-weighted average price of Eaton Ordinary Shares on the NYSE and the “daily volume-weighted average price” for Dana common stock will be the volume-weighted average price of Dana common stock on the NYSE, in each case during the period beginning at 9:30 a.m., New York City time (or such other time as is the official open of trading on the NYSE), and ending at 4:00 p.m., New York City time (or such other time as is the official close of trading on the NYSE), except that such data will only take into account adjustments made to reported trades included by 4:10 p.m., New York City time. The daily VWAP will be as reported to Eaton by Bloomberg L.P. under the heading Bloomberg VWAP on the Bloomberg page “ETN UN<Equity>AQR” (or its equivalent successor page if such page is not available) in the case of Eaton Ordinary Shares and on the Bloomberg page “DAN UN<Equity>AQR” (or its equivalent successor page if such page is not available) in the case of Dana common stock. The daily VWAPs provided by Bloomberg L.P. may be different from other sources of volume-weighted average prices or investors’ or security holders’ own calculations of volume-weighted average prices.

Q:	Where can I find the daily VWAP of Eaton Ordinary Shares and Dana common stock and during the period this Exchange Offer is open?

A:

Eaton will maintain a website at      .com that provides the daily VWAP of both Eaton Ordinary Shares and Dana common stock for each day during this Exchange Offer. Commencing after the close of trading on the third trading day of this Exchange Offer and on each subsequent day during this Exchange Offer, the website will provide indicative exchange ratios, calculated, prior to any Valuation Date, as though that day were the expiration date of this Exchange Offer. On the first two Valuation Dates, when the values of Eaton Ordinary Shares and Dana common stock are calculated for the purposes of this Exchange Offer, the website will show the indicative exchange ratios based on indicative calculated per-share values calculated by Eaton, which will equal (a) after the close of trading on the NYSE on the first Valuation Date, the VWAPs for that day, and (b) after the close of trading on the NYSE on the second Valuation Date, the VWAPs for that day averaged with the VWAPs on the first Valuation Date. No indicative exchange ratio will be published or announced on the third Valuation Date, but the final exchange ratio will be announced by press release and available on the website by 11:59 p.m., New York City time, on the second full trading day prior to the expiration date of this Exchange Offer.

Q:	Why is the calculated per-share value for SpinCo common stock based on the trading prices for Dana common stock?

A:

There is currently no trading market for SpinCo common stock. Eaton believes, however, that the trading prices for Dana common stock are an appropriate proxy for the trading prices of SpinCo common stock because (a) in the Merger, each outstanding share of Dana common stock (except for the Merger Excluded Shares) will be converted into the right to receive a number of fully paid and nonassessable shares of SpinCo common stock equal to the Merger Exchange Ratio of one, subject to adjustment as provided in the Merger Agreement, and, as a result, each share of Dana common stock (except for the Merger Excluded Shares) will be converted into one share of SpinCo common stock in the Merger, (b) prior to the consummation of this Exchange Offer, Eaton will cause the total number of shares of SpinCo common stock outstanding immediately prior to the Distribution to be set so that immediately following the Merger, pre-Merger holders of SpinCo common stock (i.e., former Eaton shareholders) will hold 50.1%, and pre-Merger holders of Dana common stock will hold 49.9%, of the issued and outstanding shares of SpinCo common stock, in each case on a fully diluted basis, and (c) at the Valuation Dates, it is expected that the Merger will be consummated shortly, such that investors should be expected to be valuing SpinCo common stock based on the expected value of such Dana common stock immediately after the Merger. There can be no assurance, however, that SpinCo common stock after the Merger will trade on the same basis or same level as Dana common stock trades prior to the Merger. See “Risk Factors—Risks Relating to the Transactions—The trading prices of Dana common stock may not be an appropriate proxy for the prices of SpinCo common stock.”

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

Q:	How and when will I know the final exchange ratio?

A:

The final exchange ratio showing the number of shares of SpinCo common stock that you will receive for each share of your Eaton Ordinary Shares accepted for exchange in this Exchange Offer will be available at      .com no later than 11:59 p.m., New York City time, on the second full trading day prior to the expiration date of this Exchange Offer and separately announced by press release. In addition, as described below, you may also contact the information agent to obtain these indicative exchange ratios and the final exchange ratio at its toll-free number provided on the back cover of this prospectus. Eaton will announce whether the upper limit on the number of shares of SpinCo common stock that may be issued in exchange for the redemption of each Eaton Ordinary Share tendered and accepted for exchange will be in effect at      .com and separately by press release, no later than 11:59 p.m., New York City time, on the second full trading day prior to the expiration date of this Exchange Offer. If the upper limit is in effect at that time, then the exchange ratio will be fixed at the upper limit. If the Exchange Offer is extended, the final exchange ratio will be available at the end of the second trading day immediately preceding the expiration date of the Exchange Offer as so extended. Therefore, the timing of such announcement will provide each holder of Eaton common stock with two full business days after knowing the final exchange ratio and whether the upper limit is in effect during which to decide whether to tender or withdraw their shares in the Exchange Offer.

Q:	Will indicative exchange ratios be provided during this Exchange Offer?

A:

Yes. Indicative exchange ratios will be available commencing after the close of trading on the third trading day of this Exchange Offer by contacting the information agent at the toll-free number provided on the back cover of this prospectus and at      .com on each full trading day during this Exchange Offer, calculated, prior to any Valuation Date, as though that day were the expiration date of this Exchange Offer. The indicative exchange ratio also will reflect whether the upper limit on the exchange ratio, described above, will be in effect. On the first two Valuation Dates, when the per-share values of Eaton Ordinary Shares and per-share values of SpinCo common stock are calculated for the purposes of this Exchange Offer, the website will show the indicative exchange ratios based on indicative calculated per-share values which will equal (a) after the close of trading on the NYSE on the first Valuation Date, the VWAPs for that day, and (b) after the close of trading on the NYSE on the second Valuation Date, the VWAPs for that day averaged with the VWAPs on the first Valuation Date. No indicative exchange ratio will be published or announced on the third Valuation Date, but the final exchange ratio will be announced by press release and available on the website by 11:59 p.m., New York City time, on the second full trading day prior to the expiration date of this Exchange Offer.

In addition, for purposes of illustration, a table that indicates the number of shares of SpinCo common stock that you would receive per Eaton Ordinary Share, calculated on the basis described above and taking into account the upper limit, assuming a range of averages of the daily VWAP of Eaton Ordinary Shares and Dana common stock on the Valuation Dates, is provided in “Exchange Offer—Terms of This Exchange Offer.”

Q:	What if Eaton Ordinary Shares or Dana common stock do not trade on any of the Valuation Dates?

A:

If a market disruption event, as defined below, occurs with respect to Eaton Ordinary Shares or Dana common stock on any of the Valuation Dates, the calculated per-share value of Eaton Ordinary Shares and per-share value of SpinCo common stock will be determined using the daily VWAP of Eaton Ordinary Shares and shares of Dana common stock on the preceding full trading day or days, as the case may be, on which no market disruption event occurred with respect to either Eaton Ordinary Shares and Dana common stock. If, however, a market disruption event occurs as specified above, Eaton may terminate or extend this Exchange Offer if, in its reasonable judgment, the market disruption event has impaired the benefits of this Exchange Offer to Eaton. For specific information as to what would constitute a market disruption event, see “Exchange Offer—Conditions to Consummation of This Exchange Offer.”

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

Q:

Are there circumstances under which I would receive fewer shares of SpinCo common stock than I would have received if the exchange ratio were determined using the closing prices of Eaton Ordinary Shares and Dana common stock on the expiration date of this Exchange Offer?

A:

Yes. For example, if the trading price of Eaton Ordinary Shares were to increase during the period of the Valuation Dates or after the date the exchange ratio is set, the calculated per-share value of Eaton Ordinary Shares would likely be lower than the closing price of Eaton Ordinary Shares on the last full trading day prior to the expiration date of this Exchange Offer. As a result, you would receive fewer shares of SpinCo common stock for each $100 of Eaton Ordinary Shares than you would have received if that per-share value were calculated on the basis of the closing price of Eaton Ordinary Shares on the last full trading day prior to the expiration date of this Exchange Offer. Similarly, if the trading price of Dana common stock were to decrease during the period of the Valuation Dates or after the date the exchange ratio is set, the calculated per-share value of SpinCo common stock would likely be higher than the closing price of Dana common stock on the last full trading day prior to the expiration date. This could also result in you receiving fewer shares of SpinCo common stock for each $100 of Eaton Ordinary Shares than you would have received if that per-share value were calculated on the basis of the closing price of Dana common stock on the last full trading day prior to the expiration date of this Exchange Offer. See “Exchange Offer—Terms of This Exchange Offer.”

Q:	Will fractional shares of SpinCo common stock be distributed?

A:

No. Fractional shares of SpinCo common stock will not be issued in the Distribution. Instead,      (the “Distribution Exchange Agent”) will aggregate all of the fractional shares of SpinCo common stock and sell such aggregated shares in the open market at the then-prevailing market prices. The Distribution Exchange Agent will make available the net cash proceeds of such sales (after any tax withholding, brokerage charges, commissions and conveyance and similar taxes), without interest, to Eaton shareholders that would otherwise have been entitled to a fractional share of SpinCo common stock, on a pro rata basis based on such stockholders’ respective fractional interests. Similarly, in the Merger, no fractional shares of SpinCo common stock will be issued to Dana stockholders. Instead, Dana stockholders who would otherwise be entitled to receive a fractional share of SpinCo common stock (after aggregating all fractional shares of SpinCo common stock to which such holder would be entitled) will have their fractional shares aggregated and sold by the distribution agent designated pursuant to the Merger Agreement (the “Merger Distribution Agent”) at the then-prevailing market prices on NYSE. The Merger Distribution Agent will make available the net cash proceeds of such sales (reduced by any fees of the agent attributable to such sale) without interest, to Dana stockholders that would otherwise have been entitled to a fractional share of SpinCo common stock, on a pro rata basis based on such stockholders’ respective fractional interests.

Q:	What is the aggregate number of shares of SpinCo common stock being offered in this Exchange Offer?

A:

In this Exchange Offer, Eaton is offering to redeem all or a portion of the Eaton Ordinary Shares held by its shareholders, in exchange for the issuance of shares of SpinCo common stock. The Merger Exchange Ratio in the Merger is one, subject to adjustment as provided in the Merger Agreement, and prior to the Distribution, Eaton will cause the number of shares of SpinCo common stock outstanding to be set so that immediately following the Merger, pre-Merger holders of SpinCo common stock (i.e., former Eaton shareholders) will hold 50.1%, and pre-Merger holders of Dana common stock will hold 49.9%, of the issued and outstanding shares of SpinCo common stock, in each case on a fully diluted basis. Eaton currently expects that approximately      shares of SpinCo common stock will be available in this Exchange Offer. See “Exchange Offer—Terms of This Exchange Offer.”

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

Q:	What happens if not enough Eaton Ordinary Shares are elected to be redeemed and accepted by Eaton and results in fewer than all of the shares of SpinCo common stock being exchanged?

A:

If this Exchange Offer is consummated but is not fully subscribed because the number of Eaton Ordinary Shares elected to be redeemed results in fewer than all of the shares of SpinCo common stock being exchanged, Eaton will cause SpinCo to issue the remaining shares of SpinCo common stock on a pro rata basis to Eaton shareholders whose Eaton Ordinary Shares remain outstanding after consummation of the Exchange Offer in a Clean-Up Spin-Off. Following consummation of the Exchange Offer and any Clean-Up Spin-Off, 100% of SpinCo common stock held by Eaton will be canceled and extinguished. The record date for the Clean-Up Spin-Off, if any, will be announced by Eaton. Any Eaton shareholder who validly tenders (and does not properly withdraw) Eaton Ordinary Shares that are accepted for exchange in this Exchange Offer will, with respect to such shares, waive their rights to receive, and forfeit any rights to, shares of SpinCo common stock in the Clean-Up Spin-Off. See “Exchange Offer—Distribution of SpinCo Common Stock Remaining After This Exchange Offer.”

Q:	What happens if Eaton declares a dividend during this Exchange Offer?

A:

If Eaton declares a dividend, including the Eaton quarterly dividend, and the record date for that dividend occurs during this Exchange Offer, you will be eligible to receive that dividend if you continue to own your Eaton Ordinary Shares as of that record date. Tendering your Eaton Ordinary Shares in this Exchange Offer is not a sale or transfer of those shares until they are accepted for exchange upon completion of this Exchange Offer. If your Eaton Ordinary Shares are exchanged in this Exchange Offer, you will no longer own those shares and will not receive future dividends with a record date after the completion of the Exchange Offer.

Q:	Will all Eaton Ordinary Shares that I tender be accepted for exchange in this Exchange Offer?

A:

Not necessarily. Depending on the number of Eaton Ordinary Shares validly tendered in this Exchange Offer and not properly withdrawn, the calculated per-share value of Eaton Ordinary Shares and the per-share value of SpinCo common stock determined as described above, Eaton may have to limit the number of Eaton Ordinary Shares that it accepts for exchange in this Exchange Offer through a proration process. Any proration of the number of shares accepted for exchange in this Exchange Offer will be determined on the basis of the proration mechanics described in “Exchange Offer—Terms of This Exchange Offer—Proration; Tenders for Exchange by Holders of Fewer than 100 Eaton Ordinary Shares.” An exception to proration can apply to stockholders (other than for Eaton Ordinary Shares under the Eaton 401(k) Savings Plans) who beneficially own “odd lots,” that is, fewer than 100 Eaton Ordinary Shares. Such beneficial holders of Eaton Ordinary Shares who validly tender all of their shares will not be subject to proration.

In all other cases, proration for each tendering stockholder will be based on (a) the proportion that the total number of Eaton Ordinary Shares to be accepted for exchange bears to the total number of Eaton Ordinary Shares validly tendered and not properly withdrawn and (b) the number of Eaton Ordinary Shares validly tendered and not properly withdrawn by that stockholder (in each case, after taking into account any shares exchanged that constitute “odd lots”). Any Eaton Ordinary Shares not accepted for exchange as a result of proration will be returned to tendering stockholders promptly after the final proration factor is determined.

Q:	How many Eaton Ordinary Shares will Eaton accept for exchange if this Exchange Offer is completed?

A:

The number of Eaton Ordinary Shares that will be accepted for exchange in this Exchange Offer if this Exchange Offer is completed will depend on the final exchange ratio, the number of shares of SpinCo common stock offered and the number of Eaton Ordinary Shares tendered. Eaton currently expects that approximately      shares of SpinCo common stock will be available in this Exchange Offer. Assuming that Eaton offers      shares of SpinCo common stock and that this Exchange Offer is

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

fully subscribed, the largest possible number of Eaton Ordinary Shares that will be accepted for exchange in this Exchange Offer would be divided by the final exchange ratio. For example, assuming that the final exchange ratio is (the current indicative exchange ratio based on the daily VWAPs of Eaton Ordinary Shares and Dana common stock on , and ), then Eaton would accept for exchange up to a total of approximately Eaton Ordinary Shares.

Q:	Are there any conditions to Eaton’s obligation to complete this Exchange Offer?

A:

Yes. This Exchange Offer is subject to various conditions listed under “Exchange Offer—Conditions to Consummation of This Exchange Offer.” If any of these conditions are not satisfied or waived prior to the expiration of this Exchange Offer, Eaton will not be required to accept shares for exchange and may extend or terminate this Exchange Offer.

Eaton may waive any of the conditions to this Exchange Offer prior to the expiration of this Exchange Offer. For a description of the material conditions precedent to this Exchange Offer, including the receipt of Dana stockholder approval of the Merger Agreement and the Merger and certain other proposals required in connection with the Transactions, and other conditions, see “Exchange Offer—Conditions to Consummation of This Exchange Offer.” SpinCo has no right to waive any of the conditions to this Exchange Offer. Dana has no right to waive any of the conditions to this Exchange Offer (other than certain conditions relating to the Merger).

Q:	When does this Exchange Offer expire?

A:

This Exchange Offer will expire, meaning the period during which you are permitted to tender your Eaton Ordinary Shares in this Exchange Offer will end, one minute after 11:59 p.m., New York City time, on      , 2027, unless Eaton extends or terminates this Exchange Offer. See “Exchange Offer—Terms of This Exchange Offer—Extension; Termination; Amendment.”

Q:	Can this Exchange Offer be extended and under what circumstances?

A:

Yes. Subject to its compliance with the Merger Agreement and Separation Agreement, Eaton can extend this Exchange Offer, in its sole discretion, at any time and from time to time. For instance, this Exchange Offer may be extended if any of the conditions to consummation of this Exchange Offer listed under “Exchange Offer—Conditions to Consummation of This Exchange Offer” are not satisfied or waived prior to the expiration of this Exchange Offer. In case of an extension of this Exchange Offer, Eaton will publicly announce the extension no later than 9:00 a.m., New York City time, on the next business day following the previously scheduled expiration date.

Q:	How do I participate in this Exchange Offer?

A:

The procedures you must follow to participate in this Exchange Offer will depend on whether you hold your Eaton Ordinary Shares in certificated form, through a bank, broker or other nominee, are held under the Eaton 401(k) Savings Plans or if your Eaton Ordinary Shares are held in book entry via the Direct Registration System, which we refer to collectively as “DRS.” For specific instructions about how to participate in this Exchange Offer, see “Exchange Offer—Terms of This Exchange Offer—Procedures for Tendering.”

Q:

How can I participate in this Exchange Offer if Eaton Ordinary Shares attributable to my investment in the Eaton stock fund under the Eaton Savings Plan, the Eaton Personal Investment Plan and the Eaton Puerto Rico Retirement Savings Plan (together, the “Eaton 401(k) Savings Plans”)?

A:

Eaton Ordinary Shares attributable to participants’ investment in the Eaton stock fund under the Eaton 401(k) Savings Plans are eligible for participation in this Exchange Offer. As applicable under the rules of the Eaton 401(k) Savings Plans, participants have the right to direct the trustee of such plans that all, some

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

or none of the Eaton Ordinary Shares attributable to their units in the Eaton stock fund in the Eaton 401(k) Savings Plans be exchanged. A participant’s directions will be held in confidence by the trustee and will not be divulged to Eaton or any officer or employee thereof, or any other person except to the extent that the consequences of such directions are reflected in reports regularly communicated to any such persons in the ordinary course of the performance of the trustee’s services. The trustee will exchange or not exchange shares of Eaton Ordinary Shares as directed by the participant. Except as required by law, the trustee will not exchange shares of Eaton Ordinary Shares reflecting a participant’s proportional interest in the Eaton stock fund for which it has received no direction from the participant.

Q:	Will holders of Eaton stock options or restricted stock units (“RSU”) have the opportunity to exchange their awards for SpinCo common stock in this Exchange Offer?

A:

No, holders of Eaton stock options or RSUs cannot tender the shares underlying such awards in this Exchange Offer. If you hold Eaton Ordinary Shares as a result of the vesting and settlement of RSUs or as a result of the exercise of vested stock options, in each case, during this Exchange Offer, these shares can be tendered in this Exchange Offer.

Q:	Can I tender only a portion of my Eaton Ordinary Shares in this Exchange Offer?

A:	Yes. You may tender all, some or none of your Eaton Ordinary Shares.

Q:	What do I do if I want to retain all of my Eaton Ordinary Shares?

A:

If you want to retain all of your Eaton Ordinary Shares, you do not need to take any action. However, after the consummation of the Transactions, the Mobility Business will no longer be owned by Eaton, and as a holder of Eaton Ordinary Shares you will no longer hold shares in a company that owns the Mobility Business (unless a Clean-Up Spin-Off is effected, in which case you will receive certain shares of SpinCo common stock but will still retain all of your Eaton Ordinary Shares).

Q:	Can I change my mind after I tender my Eaton Ordinary Shares and before this Exchange Offer expires?

A:

Yes. You may withdraw your tendered shares at any time before this Exchange Offer expires. See “Exchange Offer—Terms of This Exchange Offer—Withdrawal Rights.” If you change your mind again, you can re-tender your Eaton Ordinary Shares by following the tender procedures again prior to the expiration of this Exchange Offer.

Q:	Are there any material differences between the rights of holders of Eaton Ordinary Shares and SpinCo common stock?

A:

Yes. Eaton is an Irish public limited company and subject to the provisions of the Irish Companies Act. SpinCo is a Delaware corporation and subject to the provisions of the DGCL. In addition, each company will be subject to different organizational documents. Holders of Eaton Ordinary Shares, whose rights are currently governed by Eaton’s organizational documents, will, with respect to the shares validly tendered and exchanged immediately following this Exchange Offer or shares of SpinCo common stock received in any Clean-Up Spin-Off, become stockholders of SpinCo and their rights will be governed by the DGCL and SpinCo’s organizational documents. For a discussion of the material differences between the rights of holders of Eaton Ordinary Shares and SpinCo common stock, see “Comparison of Rights of Eaton Shareholders and SpinCo Stockholders (Following Consummation of the Transactions).”

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

Q:	Are there any appraisal rights for holders of Eaton Ordinary Shares in connection with this Exchange Offer?

A:	No. There are no appraisal rights available to holders of Eaton Ordinary Shares under the DGCL or otherwise in connection with this Exchange Offer.

Q:	What will Eaton do with the Eaton Ordinary Shares that are tendered, and what is the impact of this Exchange Offer on Eaton’s share count?

A:

The Eaton Ordinary Shares that are tendered in this Exchange Offer will be held as treasury stock by Eaton unless and until canceled or used for other purposes. Any Eaton Ordinary Shares acquired by Eaton in this Exchange Offer will reduce the total number of Eaton Ordinary Shares outstanding, although Eaton’s actual number of shares outstanding on a given date reflects the impact of a variety of factors such as option exercises.

Q:	What will happen to any remaining shares of SpinCo common stock in the Clean-Up Spin-Off following the consummation of this Exchange Offer?

A:

In the event that this Exchange Offer is not fully subscribed, Eaton will cause SpinCo to issue the remaining shares of SpinCo common stock on a pro rata basis to Eaton shareholders whose Eaton Ordinary Shares remain outstanding after consummation of the Exchange Offer in a Clean-Up Spin-Off. Upon consummation of this Exchange Offer, Eaton will deliver to the Distribution Exchange Agent (a) book-entry authorization representing all of the shares of SpinCo common stock being exchanged in this Exchange Offer, with instructions to hold the shares of SpinCo common stock as agent for the holders of Eaton Ordinary Shares validly tendered and not properly withdrawn in this Exchange Offer, and (b) in the case of a Clean-Up Spin-Off, if any, a book entry authorization representing all of the remaining shares of SpinCo common stock to be issued in the spin-off with instructions to hold the shares as agent for Eaton shareholders whose Eaton Ordinary Shares remain outstanding after the consummation of this Exchange Offer, in each case pending the Distribution. Prior to or at the effective time of the Distribution, SpinCo will deposit with the Distribution Agent, evidence in book-entry form representing the shares of SpinCo common stock issuable in the Distribution. Such shares of SpinCo common stock will be delivered following the effective time of the Distribution, pursuant to the procedures determined by the Distribution Agent. See “Exchange Offer—Terms of This Exchange Offer—Exchange of Eaton Ordinary Shares.”

Q:	If I tender some or all of my Eaton Ordinary Shares in this Exchange Offer, will I receive any shares of SpinCo common stock in the Clean-Up Spin-Off?

A:

Eaton shareholders who validly tender (and do not properly withdraw) Eaton Ordinary Shares that are accepted for exchange in this Exchange Offer will, with respect to such shares, waive their rights to receive, and forfeit any rights to, shares of SpinCo common stock distributed in the Clean-Up Spin-Off. However, in the event any of your tendered shares are not accepted for exchange in this Exchange Offer for any reason, or you do not tender all of your Eaton Ordinary Shares, such shares that are not accepted for exchange or were not tendered would be entitled to receive shares of SpinCo common stock in the Clean-Up Spin-Off.

Q:	Who do I contact for information regarding this Exchange Offer?

A:

You may call the information agent,      , at      , to ask any questions about this Exchange Offer or to request additional documents, including copies of this document and the letter of transmittal (including the instructions thereto).

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

Questions and Answers about the Transactions

Q:	What are the transactions described in this prospectus?

A:	The Transactions include:

•	the separation of the Mobility Business from Eaton’s other businesses;

•

the distribution by Eaton to be effected by the consummation of an Exchange Offer whereby Eaton redeems Eaton Ordinary Shares held by certain shareholders of Eaton electing to participate in such exchange offer in exchange for the issuance of SpinCo common stock by SpinCo to such shareholders, which, to the extent necessary, shall be followed by a Clean-Up Spin-Off on the Distribution Date and immediately following the consummation of the Exchange Offer;

•

the merger of Merger Sub with and into Dana, with Dana continuing as the surviving corporation and as a wholly owned subsidiary of SpinCo, and each share of Dana common stock being converted into the right to receive SpinCo common stock (and, if applicable, cash in lieu of any fractional shares) as contemplated by the Merger Agreement;

•

the direct sale of 100% of the stock in Royal Precision Holdings Corp., a Delaware corporation (the “Royal Precision Equity Interests”), from Eaton Ohio to a subsidiary of the Dana Group for cash, pursuant to the Royal Precision Purchase Agreement; and

•

the direct sale of certain Specified Assets (as defined in the Separation Agreement) related to the Mobility Business from certain members of the Eaton Group to Dana or its subsidiaries pursuant to certain Specified Asset Purchase Agreements (as defined in the Separation Agreement).

The Separation and the Merger, taken together, are structured using a Reverse Morris Trust transaction structure, described further below. The Separation and the Merger are described in more detail in “The Transactions” and elsewhere in this prospectus.

Q:	What will happen in the Restructuring?

A:

Prior to the Distribution and the Merger, and pursuant to the Separation Agreement, certain members of the Eaton Group (excluding Eaton) will engage in a series of transactions (referred to as the Restructuring) in which, among other things, (a) certain assets and liabilities related to the Mobility Business that are not currently held by SpinCo or its subsidiaries will be transferred from certain members of the Eaton Group to SpinCo and entities that will become SpinCo subsidiaries and (b) if needed, certain assets and liabilities not related to the Mobility Business that are held by SpinCo (or entities that will become SpinCo subsidiaries) will be transferred from SpinCo to members of the Eaton Group (excluding Eaton) that will not be SpinCo subsidiaries. The purpose of these transactions is to separate the Mobility Business from Eaton’s other businesses. In partial consideration for the transfer of the Mobility Business assets to SpinCo, SpinCo will (i) assume certain liabilities related to the Mobility Business and (ii) make the SpinCo Cash Payment, which SpinCo expects to fund with borrowings under the SpinCo Debt (as defined below).

In addition, certain assets and liabilities related to the Mobility Business will be directly sold by certain members of the Eaton Group (excluding Eaton) to Dana or its subsidiaries for cash pursuant to the Royal Precision Purchase Agreement and the Specified Asset Purchase Agreement.

Q:	What will happen in the Merger?

A:

Pursuant to the Merger Agreement, in the Merger, Merger Sub will merge with and into Dana, and Dana will survive the Merger as a wholly owned subsidiary of SpinCo. Following the effective time of the Merger, SpinCo will be a separately traded public company that will own and operate the combined businesses of the Mobility Business and Dana. At the effective time of the Merger, each issued and outstanding share of Dana common stock (other than the Merger Excluded Shares) will be converted into the right to receive a number of fully paid and nonassessable shares of SpinCo common stock equal to the

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

Merger Exchange Ratio, together with cash in lieu of any fractional shares. The Merger Exchange Ratio is one, subject to adjustment as provided in the Merger Agreement, and prior to the Distribution, Eaton will cause the number of shares of SpinCo common stock outstanding to be set so that immediately following the Merger, pre-Merger holders of SpinCo common stock (i.e., former Eaton shareholders) will hold 50.1%, and pre-Merger holders of Dana common stock will hold 49.9%, of the issued and outstanding shares of SpinCo common stock (on a fully diluted basis).

Q:	What are Eaton’s reasons for the Transactions?

A:

In reaching its decision to proceed with the Transactions, the Eaton board and Eaton’s senior management considered, among other things, (a) the expected strategic and operational benefits of separating the Mobility Business from Eaton’s other businesses; (b) the enhanced competitive position that would be created by combining the Mobility Business with Dana; (c) the expected accretion to Eaton’s organic growth and operating margins upon closing of the Transactions; (d) the results of the due diligence review of Dana’s business conducted by Eaton’s management and advisors; (e) the fact that Eaton shareholders would own 50.1% of SpinCo (on a fully diluted basis), as the combined company, following the Merger and would have the opportunity to participate in any increase in the value of SpinCo common stock following the effective time of the Merger; (f) the anticipated financial profile of the combined company; (g) the fact that three individuals designated by Eaton would become directors of SpinCo upon the effective time of the Merger; (h) the expectation that the Restructuring, the Distribution and the Merger generally would be tax-efficient for Eaton and its shareholders; (i) the potential synergies associated with the combination of Dana and the Mobility Business; and (j) the fact that certain members of the Eaton Group will receive the SpinCo Cash Payment and the other cash consideration in the Transactions, which may be used for purposes such as repayment of outstanding indebtedness, as well as a variety of negative factors and risks associated with the Transactions. See “The Transactions—Eaton’s Reasons for the Transactions.”

Q:	What is a Reverse Morris Trust transaction?

A:

The Transactions involve the use of a Reverse Morris Trust acquisition structure, which generally involves the distribution of the issued and outstanding common stock of a subsidiary (in this case, SpinCo) from its ultimate parent company (in this case, Eaton) to such parent company’s shareholders (in this case, of the issuance of SpinCo common stock to Eaton’s shareholders in the Distribution, which will be completed by an Exchange Offer and a potential Clean-Up Spin-Off), and, pursuant to the same plan, the subsequent merger or other combination of such subsidiary (here, SpinCo) with a third party (in this case, Dana through the Merger). The distribution of the subsidiary stock to the ultimate parent company shareholders is intended to qualify as a tax-free transaction under Section 355 of the Code. The subsequent merger of the third party with the distributed subsidiary is intended to qualify as a generally tax-free reorganization under Section 368 of the Code. Such a transaction can qualify as generally tax-free for U.S. federal income tax purposes for the ultimate parent company group, the ultimate parent company’s shareholders and the acquired third party’s shareholders if the transaction structure meets all applicable requirements. Such requirements include that, in order for the distribution to qualify as tax-free to the ultimate parent company (though not a prerequisite for tax-free treatment to the parent company’s shareholders), the ultimate parent company shareholders own, for tax purposes, more than 50% of the stock of the combined entity immediately after the merger. Therefore, in order to meet all applicable requirements of the Code, Eaton shareholders must own, for U.S. federal income tax purposes, more than 50% of the SpinCo common stock outstanding immediately following the Merger.

Prior to the adjustments described below, the Merger Exchange Ratio is designed to result in the issued and outstanding shares of SpinCo common stock on a fully diluted basis, immediately following the Merger, being owned 50.1% by the pre-Merger holders of SpinCo common stock (i.e., former Eaton shareholders, in their capacity as such) and 49.9% by the pre-Merger holders of Dana common stock (in their capacity as such), in each case on a fully diluted basis. However, in order to preserve the tax-free nature of the

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

Distribution for U.S. federal income tax purposes, the Merger Agreement generally provides that the aggregate number of SpinCo common stock to be issued to Eaton shareholders will be adjusted and increased if necessary to ensure that, immediately following the Closing, pre-Merger holders of SpinCo common stock own, for U.S. federal income tax purposes, at least 50.1% of the outstanding shares of SpinCo common stock. If such an increase is necessary, then the amount of the SpinCo Cash Payment distributed pursuant to the Separation Agreement may be decreased under certain circumstances; provided, however, that the SpinCo Cash Payment will not be decreased to the extent the true-up adjustment was caused solely by actions taken by Dana or any of its affiliates.

For information about the U.S. federal income tax considerations resulting from the Transactions to the Eaton shareholders, see “U.S. Federal Income Tax Considerations of the Distribution—The Distribution.” For information related to the risk that the Distribution could be taxable to Eaton or the Eaton shareholders, see “Risk Factors—Risks Relating to the Transactions—If the Distribution does not qualify as a transaction that is tax-free for U.S. federal income tax purposes under Section 355 of the Code, including as a result of actions taken in connection with the Separation or the Merger or as a result of subsequent acquisitions of shares of Eaton or SpinCo, then Eaton and/or Eaton shareholders that received shares of SpinCo common stock in the Distribution could be required to pay substantial U.S. federal income taxes, and, in certain circumstances, SpinCo could be obligated to indemnify the Additional Eaton Parties for taxes or certain tax-related losses arising from certain actions or failures to act by SpinCo, Dana or their respective affiliates.” For information on the Merger Exchange Ratio and adjustments related thereto, see “The Transaction Agreements – The Merger Agreement – Merger Consideration.”

Q:	What will I receive in the Transactions?

A:

In this Exchange Offer, Eaton will offer to Eaton shareholders the right to redeem all or a portion of their Eaton Ordinary Shares, in exchange for the issuance of shares of SpinCo common stock. In the event this Exchange Offer is not fully subscribed because the number of Eaton Ordinary Shares elected to be redeemed and accepted by Eaton results in fewer than all of the shares of SpinCo common stock being exchanged, Eaton will cause SpinCo to issue in the Clean-Up Spin-Off the remaining shares of SpinCo common stock on a pro rata basis to Eaton shareholders whose Eaton Ordinary Shares remain outstanding after the consummation of this Exchange Offer. Following consummation of the Exchange Offer and any Clean-Up Spin-Off, 100% of SpinCo common stock held by Eaton will be canceled and extinguished. In the Merger, the shares of Dana common stock will be converted into the right to receive shares of SpinCo common stock. SpinCo stockholders will not be required to pay for the shares of SpinCo common stock distributed in the Clean-Up Spin-Off. Dana stockholders will not be required to pay for the shares of SpinCo common stock issued in the Merger. Dana stockholders will receive from the Merger Distribution Agent cash in lieu of any fractional shares of SpinCo common stock that such stockholders would have been entitled to receive (after aggregating all fractional shares that would otherwise have been issuable to such stockholder). The Merger Distribution Agent will aggregate all fractional shares that would otherwise be issuable to Dana stockholders (after first aggregating all fractional shares to which any individual stockholder would otherwise be entitled) and will sell such shares on the open market at then-prevailing prices. The Merger Distribution Agent will make the net cash proceeds of such sales (after any tax withholding and reduced by any agent fees attributable to such sale) available, without interest, to Dana stockholders that would otherwise have been entitled to a fractional share of SpinCo common stock, on a pro rata basis based on such stockholders’ respective fractional interests.

Q:	What will Dana stockholders receive in the Merger?

A:

Dana stockholders will receive SpinCo common stock as consideration in the Merger. All shares of Dana common stock issued and outstanding immediately before the Merger (other than the Merger Excluded Shares) will be automatically converted into the right to receive an equal number of shares of SpinCo common stock. Immediately after the Merger, pre-Merger Dana stockholders will own shares in SpinCo, which will now hold the Mobility Business, including Dana, which will have become a wholly owned

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

subsidiary of SpinCo. The Merger Exchange Ratio of one, subject to certain adjustments to reflect an applicable stock split, stock dividend or distribution, is designed to result in the issued and outstanding shares of SpinCo common stock on a fully diluted basis, immediately following the Merger, being owned 50.1% by the pre-Merger holders of SpinCo common stock (i.e., former Eaton shareholders, in their capacity as such) and 49.9% by the pre-Merger holders of Dana common stock (in their capacity as such). The fully diluted share count will include an estimate of the number of shares of Dana common stock issuable upon the future settlement of outstanding restricted stock unit and performance stock unit awards (whether or not vested). As of , there were shares of common stock of Dana underlying outstanding restricted stock unit and performance stock unit awards. As a result, former Dana stockholders’ percentage ownership in the combined company will be less than their current ownership interest in Dana. For more information, see “Risk Factors—Risks Relating to the Combined Company in Connection with the Transactions—Dana stockholders’ percentage ownership interest in SpinCo following the Merger will be less than their current ownership in Dana.”

Q:	What is the estimated total value of the Transactions?

A:

The aggregate value of the stock consideration to be received by Eaton shareholders with respect to the Mobility Business in the Transactions is estimated, as of     , to be approximately $     in value of SpinCo common stock (calculated based on the closing price on the NYSE of shares of Dana common stock as of     ) issuable to Eaton shareholders that participate in this Exchange Offer or receive shares of SpinCo common stock in a potential Clean-Up Spin-Off if the Exchange Offer is not fully subscribed. In addition, members of the Eaton Group (excluding Eaton) will receive the SpinCo Cash Payment from SpinCo. Based upon the reported closing price of $     per share of Dana common stock on the NYSE on      and assuming the issuance of approximately      shares of SpinCo common stock and no adjustments to the SpinCo Cash Payment, the total combined value of the SpinCo common stock to be issued and the cash expected to be received by Eaton shareholders and members of the Eaton Group (excluding Eaton) from SpinCo would be approximately $    . Because there is no public trading market for SpinCo common stock, this estimate assumes, solely for illustrative purposes, that a share of SpinCo common stock has the same value as a share of Dana common stock, reflecting (subject to certain adjustments to reflect an applicable stock split, stock dividend or distribution) that each share of Dana common stock will be converted in the Merger into the right to receive one share of SpinCo common stock. The actual value of the SpinCo common stock to be issued will not be known until the Closing Date and will depend on the market price of SpinCo common stock following completion of the Transactions, and the amount of the SpinCo Cash Payment will be determined based on adjustments thereto (if any), which could differ significantly from the price assumed above.

Q:	Will SpinCo make any payments to members of the Eaton Group in connection with the Separation?

A:

In connection with the Separation, SpinCo will make a cash payment, which we refer to as the SpinCo Cash Payment, to certain members of the Eaton Group (excluding Eaton) of approximately $1.1 billion (subject to a customary cash and indebtedness adjustment and the Distribution True-Up Adjustment, increased as a result of any pre-Closing share repurchases by Dana pursuant to the Share Buyback Side Letter and reduced by the Royal Precision Purchase Price and the Specified Asset Purchase Price).

Q:	What are the U.S. federal income tax consequences to Eaton shareholders resulting from the Distribution?

A:

The obligation of Eaton to effect the Separation is conditioned upon Eaton’s receipt of an opinion from Eaton Tax Counsel, to the effect that, among other things, for U.S. federal income tax purposes: (a) the Distribution will qualify as a transaction in which the SpinCo common stock distributed to Eaton shareholders is treated as “qualified property” for purposes of Section 355(c) of the Code (and neither Section 355(d) nor Section 355(e) of the Code causes such SpinCo common stock to be treated as other than “qualified property” for such purposes); (b) Eaton will recognize no income, gain or loss on the Distribution

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

solely by virtue of Section 355(c) of the Code; and (c) U.S. holders, as defined below, of Eaton Ordinary Shares will (i) recognize no income, gain or loss upon the receipt of SpinCo common stock in the Distribution (except with respect to cash in lieu of fractional SpinCo common stock, if any) under Section 355(a) of the Code, and (ii) recognize no gain or have any income inclusion under Section 367(b) of the Code and the Treasury Regulations promulgated thereunder.

The opinion to be provided by Eaton Tax Counsel will be based on, among other things, certain representations and assumptions as to factual matters and certain covenants made by Eaton, SpinCo and Dana. The failure of any factual representation, assumption or covenant to be true, correct and complete in all material respects could adversely affect the validity of the opinion of counsel. An opinion of counsel represents counsel’s best legal judgement, is not binding on the IRS or the courts, and the IRS or the courts may not agree with the opinion. In addition, the opinion will be based on current law, and cannot be relied upon if current law changes with retroactive effect.

Accordingly, based on the various factual representations and assumptions, as well as certain undertakings, made by Eaton, SpinCo and Dana, Eaton expects that U.S. federal income tax purposes, no income, gain or loss will be recognized by U.S. holders of Eaton Ordinary Shares upon receipt of SpinCo common stock in the Distribution, except for any gain or loss recognized with respect to cash received in lieu of fractional shares of SpinCo common stock. To the extent the Distribution is effected through an Exchange Offer, the tax basis of SpinCo common stock, including any fractional shares, received in the Exchange Offer in the hands of a U.S. holder of Eaton Ordinary Shares who exchanges Eaton Ordinary Shares for SpinCo common stock in the Exchange Offer will be, immediately after the Exchange Offer, the same as the tax basis of the Eaton Ordinary Shares exchanged therefor, and each U.S. holder’s holding period in the SpinCo common stock received in the Exchange Offer will include the holding period of the Eaton Ordinary Shares exchanged therefor. To the extent the Distribution involves a Clean-Up Spin-Off, the aggregate tax basis of the Eaton Ordinary Shares (excluding any Eaton Ordinary Shares exchanged for SpinCo common stock in the Exchange Offer) and SpinCo common stock, including any fractional shares, issued in the Clean-Up Spin-Off, in the hands of each U.S. holder of Eaton Ordinary Shares immediately after the Distribution, will be the same as the aggregate tax basis of the Eaton Ordinary Shares held by such holder immediately before the Distribution (excluding any Eaton Ordinary Shares exchanged for SpinCo common stock in the Exchange Offer), allocated between such Eaton Ordinary Shares and SpinCo common stock in proportion to their relative fair market values immediately following such Clean-Up Spin-Off, and each U.S. holder’s holding period in the SpinCo common stock received in the Clean-Up Spin-Off will include the holding period of the Eaton Ordinary Shares with respect to which the SpinCo common stock was received. A U.S. holder that acquired different blocks of shares of Eaton Ordinary Shares at different times or at different prices should consult its tax advisors regarding the determination of its adjusted basis in, and its holding period of, shares of SpinCo common stock received in this Exchange Offer and/or the Clean-Up Spin-Off.

For more information, see the section entitled “U.S. Federal Income Tax Considerations of the Distribution.”

Q:	What are the material Irish tax consequences to Eaton shareholders resulting from the Distribution?

A:

The obligation of Eaton to effect the Transactions is conditioned upon Eaton’s receipt of an opinion from Eaton Tax Counsel, to the effect that, for Irish tax purposes and in connection with the Exchange Offer, Eaton, SpinCo and holders of Eaton Ordinary Shares or SpinCo common stock (other than holders of Eaton Ordinary Shares or SpinCo common stock who are resident or ordinarily resident in Ireland or holders of Eaton Ordinary Shares that hold their shares in connection with a trade or business carried on by such holders in Ireland through a branch or agency) will not have any liability for Irish tax on chargeable gains, stamp duty or dividend withholding as a result of the Exchange Offer (such opinion, the “Irish Tax Opinion” and together with the Spin-Off Tax Opinion, the “Eaton Tax Opinions”). The material Irish tax consequences of the Transactions are described in more detail under “Material Irish Tax Consequences of the Distribution.”

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

Q:	Are there risks associated with the Transactions?

A:

Yes. SpinCo may not realize the expected benefits of the Transactions because of the risks and uncertainties discussed in the section entitled “Risk Factors” beginning on page [●] and the section entitled “Cautionary Statement Regarding Forward-Looking Statements” beginning on page [●]. These risks include, among others, risks relating to the uncertainty that the Transactions will close, the uncertainty that SpinCo will be able to integrate Dana successfully, uncertainties relating to the performance of SpinCo after the Transactions, and the uncertainty that the Distribution may be taxable to Eaton, certain of Eaton’s subsidiaries or the Eaton shareholders.

Q:	Who will serve on the board of the combined company following the completion of the Transactions?

A:

Following the completion of the Transactions, the board of directors of the combined company (the “Combined Company Board”) will consist of (a) all then-current directors of Dana as of the completion of the Transactions (the “Dana Nominees”), (b) one current executive officer of Eaton designated by Eaton prior to the Merger and (c) two current directors of Eaton designated by Eaton prior to the Merger (the individuals in clauses (b) and (c), collectively, the “Eaton Nominees”). The Dana Nominees are expected to include Diarmuid B. O’Connell, R. Bruce McDonald, Bridget E. Karlin, Nora E. LaFreniere, Michael J. Mack, Jr., Byron S. Foster, Ernesto M. Hernández and H. Olivia Nelligan. The Eaton Nominees will be determined prior to the completion of the Transactions. See “The Transactions—Board of Directors and Executive Officers of the Combined Company Following the Merger; Operations Following the Merger” for more detailed information.

Q:	Who will manage the business of the combined company after the completion of the Transactions?

A:

Following the Transactions, the combined company’s senior management team will include representatives from both Eaton and Dana to enable business and customer continuity and operational discipline. The combined company’s senior management team is expected to include Byron S. Foster as Chief Executive Officer, Timothy R. Kraus as Chief Financial Officer and Douglas H. Liedberg as Chief Legal Officer. Eaton’s Erin Rowse, Senior Vice President Human Resources, Industrial, is expected to serve as Chief Human Resources Officer. See “The Transactions—Board of Directors and Executive Officers of the Combined Company Following the Merger; Operations Following the Merger” for more detailed information.

Q:	What shareholder approvals are needed in connection with the Transactions?

A:

Dana cannot complete the Transactions unless the Merger Proposal (as defined herein) is approved by the affirmative vote of the holders of a majority of the outstanding shares of Dana common stock entitled to vote thereon as of the applicable record date. Approval of the Merger Agreement by the sole stockholder of Merger Sub was required and obtained shortly after the Merger Agreement was executed. Approval of the Merger Agreement and the Share Issuance by the sole stockholder of SpinCo was required and obtained shortly after the Merger Agreement was executed.

Q:	Where will the SpinCo shares issued in connection with the Merger be listed?

A:	SpinCo common stock will be listed on the NYSE under “DAN” concurrently with the consummation of the Transactions.

Q:	What is the current relationship between SpinCo and Dana?

A:

SpinCo is currently a wholly owned subsidiary of Eaton and was formed as a Delaware corporation on April 20, 2026 to own and operate the Mobility Business. Other than in connection with the Transactions, there is no relationship between SpinCo and Dana.

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

Q:	When will the Transactions be completed?

A:	The Transactions are expected to be completed in the first quarter of 2027, subject to receipt of Dana stockholder approval, receipt of required regulatory clearances and customary closing conditions.

Q:	Does Dana have to pay a termination fee to Eaton if the Merger Agreement is terminated by Dana?

A:	In specified circumstances, depending on the reasons for termination of the Merger Agreement, Dana may be required to pay Eaton a termination fee of $158,700,000.

For a discussion of the circumstances under which the termination fee is payable by Dana, see “The Transaction Agreements—The Merger Agreement—Termination Fee and Expenses Payable in Certain Circumstances” beginning on page [●].

Q:	Does Eaton have to pay a termination fee to Dana or reimburse Dana’s expenses if the Merger Agreement is terminated by Eaton?

A:	No. See “The Transaction Agreements—The Merger Agreement—Termination.”

Q:	Is SpinCo required to have a certain amount of cash in connection with the Merger? Is there an adjustment based on the cash, indebtedness or working capital of SpinCo?

A:

There is no adjustment based on working capital of SpinCo. The Separation Agreement provides that Eaton will use reasonable best efforts to cause the SpinCo Group to hold certain amounts of cash in certain jurisdictions as of immediately prior to the Distribution. The Separation Agreement also provides for a post-closing adjustment to the SpinCo Cash Payment based on SpinCo’s actual cash and indebtedness. Specifically, the SpinCo Cash Payment is adjusted by reference to the SpinCo Cash Amount (as defined in the Separation Agreement) (subject to a cap at the Maximum Cash Amount (as defined in the Separation Agreement)) less SpinCo Indebtedness (as defined in the Separation Agreement), in each case as of immediately prior to the Distribution, measured against the estimated amounts used to calculate the payment at closing. Based on the final amounts relative to those estimates, SpinCo may be required to pay additional cash to Eaton, or Eaton may be required to pay cash to SpinCo. Any such adjustment will occur following the closing of the Merger and will not affect the number of shares of SpinCo common stock to be issued in the Merger. See “The Transaction Agreements—The Separation Agreement—Certain Adjustment.”

Q:	Will Dana or SpinCo incur indebtedness in connection with the Transactions, and how will the Transactions impact the future liquidity and capital resources of the combined company?

A:

Yes. Concurrently with the execution of the Merger Agreement, SpinCo and Dana entered into the Bridge Commitment Letter, pursuant to which the Bridge Commitment Parties (as defined herein) committed to provide the Bridge Facility in an initial aggregate principal amount of up to $2.6 billion, subject to the terms and conditions of the Bridge Commitment Letter. Subsequently, SpinCo and Dana entered into the Engagement and Commitment Letter, pursuant to which certain financial institutions committed to provide the Term A Facility in an aggregate principal amount of up to $350 million, subject to the terms and conditions of the Engagement and Commitment Letter. The commitments under the Bridge Facility were reduced by $350 million simultaneously with the execution of the Engagement and Commitment Letter pursuant to the terms of the Bridge Commitment Letter. It is expected that, if necessary, the proceeds of the Bridge Facility, to the extent not reduced or replaced by any Additional Permanent Financing, will be available in up to two drawings: one to fund the SpinCo Cash Payment and one to complete the Dana Refinancing. To the extent any portion of the Bridge Facility is undrawn after the Dana Refinancing drawing or if the Merger has not been consummated within five business days of the Distribution Date, the commitments with respect to such undrawn portion will automatically terminate; provided that if the Merger has been consummated but the Dana Refinancing has not been consummated, the commitments with respect

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

to the Dana Refinancing shall not automatically terminate until the date on which the Dana Refinancing is consummated, which date shall not exceed the earlier of (a) ninety days following the consummation of the Merger and (b) 11:59 p.m., New York City time, on the date that is fifteen months, plus five business days after June 10, 2026. SpinCo and Dana expect to incur Additional Permanent Financing. The Additional Permanent Financing would further reduce the commitments under the Bridge Facility. The aggregate proceeds of the Bridge Facility, the Term A Facility and any Additional Permanent Financing will be used by SpinCo and Dana to fund the SpinCo Cash Payment, consummate the Dana Refinancing, refinance or replace the Bridge Facility and/or pay fees and expenses related to the Transactions. See “Debt Financing Arrangements.”

SpinCo anticipates that, following the consummation of the Merger, its primary sources of liquidity for future cash requirements, including working capital, operating activities and any future acquisitions, will be (a) cash flows from operations, (b) cash and cash equivalents on hand and (c) borrowings from Dana’s existing revolving credit facility. SpinCo expects that overall liquidity and operating cash flow will be sufficient to meet its anticipated cash requirements for capital expenditures, including costs relating to the Transactions, working capital, debt obligations and other commitments during the next twelve months. However, SpinCo’s indebtedness following the Transactions could adversely affect SpinCo’s financial condition or liquidity. See “Risk Factors—Risks Relating to the Combined Company’s Business Following the Transactions.”

Q:	Can Dana, Eaton or SpinCo stockholders (or, in the case of Eaton, shareholders) demand appraisal of their shares?

A:	No. None of Eaton, SpinCo or Dana stockholders (or, in the case of Eaton, shareholders) have appraisal rights under Delaware law in connection with the Transactions.

Q:	Who can answer my questions about the Transactions?

A:	If you have any questions about the Transactions, please contact the information agent, , located at or at the telephone number .

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

SUMMARY

The following summary contains certain information described in more detail elsewhere in this prospectus. To better understand the proposed Transactions, and for a more complete description of the legal terms of the Separation and the Merger, you should read this entire prospectus carefully, as well as those additional documents to which we refer you. See also “Where You Can Find Additional Information; Incorporation by Reference.”

Terms of the Exchange Offer (Page [●])

Eaton is offering to redeem all or a portion of the Eaton Ordinary Shares held by its shareholders, in exchange for the issuance of shares of SpinCo common stock. You may tender all, some or none of your Eaton Ordinary Shares. This prospectus and related documents are being sent to persons who directly held Eaton Ordinary Shares on      , 2027 and brokers, banks and similar persons whose names or the names of whose nominees appear on Eaton’s shareholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Eaton Ordinary Shares.

Eaton Ordinary Shares validly tendered and not properly withdrawn will be accepted for exchange at the exchange ratio determined as described in “Exchange Offer—Terms of This Exchange Offer,” on the terms and subject to the conditions and limitations described below, including the proration provisions. The terms of this Exchange Offer are designed to result in your receiving $     of SpinCo common stock for each $100 of your Eaton Ordinary Shares validly tendered, not properly withdrawn and accepted for exchange in this Exchange Offer based on the calculated per-share values described herein. This Exchange Offer does not provide for a minimum exchange ratio because a minimum exchange ratio could result in the shares of SpinCo common stock exchanged for each $100 of Eaton Ordinary Shares being valued higher than approximately $     . Regardless of the final exchange ratio, the terms of this Exchange Offer would always result in your receiving approximately $     of SpinCo common stock for each $100 of your Eaton Ordinary Shares validly tendered, not properly withdrawn and accepted for exchange in this Exchange Offer, so long as the upper limit is not in effect, and based on the calculated per-share values described below.

Eaton will promptly return any Eaton Ordinary Shares that are not accepted for exchange following the expiration of this Exchange Offer and the determination of the final proration factor, if any, described below. After the expiration of this Exchange Offer, Eaton Ordinary Shares accepted for exchange by Eaton may not be withdrawn; provided, however, that such shares may be withdrawn at any time after the expiration of 40 business days from the commencement of this Exchange Offer if this Exchange Offer has not then been consummated.

For the purposes of illustration, the table below indicates the number of shares of SpinCo common stock that you would receive per Eaton Ordinary Share accepted for exchange in this Exchange Offer, calculated on the basis described above and taking into account the upper limit described above, assuming a range of averages of the daily VWAP of Eaton Ordinary Shares and Dana common stock on the Valuation Dates. The first row of the table below shows the indicative calculated per-share value of Eaton Ordinary Shares, the indicative calculated per-share value of SpinCo common stock and the indicative exchange ratio that would have been in effect following the official close of trading on the NYSE on      based on the daily VWAPs of Eaton Ordinary Shares and Dana common stock on      ,      and      . The table also shows the effects of a 10% increase or decrease in either or both the calculated per-share value of Eaton Ordinary Shares and the calculated per-share value of SpinCo common stock based on changes relative to the values of      .

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

Eaton Ordinary Shares	Dana Common Stock	Calculated Per-Share Value of Eaton Ordinary Shares (A)	Calculated Per- Share Value of SpinCo Common Stock (Before the % Discount) (B)	Shares of SpinCo Common Stock To Be Received Per Eaton Ordinary Shares Tendered and Accepted for Exchange (the Exchange Ratio) (C)	Calculated Value Ratio (D)
As of , 2027	As of , 2027
Down 10%	Up 10%
Down 10%	Unchanged
Down 10%	Down 10%
Unchanged	Up 10%
Unchanged	Down 10%(1)(2)
Up 10%	Up 10%
Up 10%	Unchanged(1)(3)
Up 10%	Down 10%(1)(4)

(A)	As of , the calculated per-share value of Eaton Ordinary Shares equals the simple arithmetic average of daily VWAPs on each of the three most recent prior trading dates ($ , $ and $ ).
(B)	As of , the calculated per-share value of SpinCo common stock equals the simple arithmetic average of daily Dana VWAPs on each of the three most recent prior trading dates ($ , $ and $ ).
(C)	Equal to (i) the amount calculated as A / (B*(1- %)) or (ii) the upper limit, whichever is less.
(D)

The calculated value ratio equals (i) the calculated per-share value of SpinCo common stock (B) multiplied by the exchange ratio (C), divided by (ii) the calculated per-share value of Eaton Ordinary Shares (A), rounded to three decimal places.

(1)

In this scenario, Eaton would announce that the upper limit on the number of shares of SpinCo common stock that can be received for each Eaton Ordinary Share tendered is in effect no later than 11:59 p.m., New York City time, on the second trading day prior to the expiration date, and that the exchange ratio will be fixed at the upper limit.

(2)

In this scenario, the upper limit is in effect. Absent the upper limit, the exchange ratio would have been      shares of SpinCo common stock per Eaton Ordinary Share validly tendered and accepted in this Exchange Offer.

(3)

In this scenario, the upper limit is in effect. Absent the upper limit, the exchange ratio would have been      shares of SpinCo common stock per Eaton Ordinary Share validly tendered and accepted in this Exchange Offer.

(4)

In this scenario, the upper limit is in effect. Absent the upper limit, the exchange ratio would have been      shares of SpinCo common stock per Eaton Ordinary Share validly tendered and accepted in this Exchange Offer. In this scenario, tendering Eaton shareholders would receive less than $100 in value of SpinCo common stock for each $100 in value of Eaton Ordinary Shares.

For example, if the calculated per-share value of Eaton Ordinary Shares was $     (the highest closing price for Eaton Ordinary Shares on the NYSE during the three-month period ending on the second to last full trading day prior to commencement of this Exchange Offer) and the calculated per-share value of SpinCo common stock was $     (the lowest closing price for Dana common stock on the NYSE during that three-month period), the value of SpinCo common stock, based on the Dana common stock price, received for Eaton Ordinary Shares accepted for exchange in this Exchange Offer would be approximately $     for each $100 of Eaton Ordinary Shares accepted for exchange in this Exchange Offer.

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

Extension; Termination; Amendment

This Exchange Offer, and your withdrawal rights, will expire one minute after 11:59 p.m., New York City time, on      , 2027, unless this Exchange Offer is extended, terminated or amended. You must tender your Eaton Ordinary Shares prior to this time if you want to participate in this Exchange Offer. Eaton may extend, terminate or amend this Exchange Offer as described in this prospectus.

Any such extension, termination or amendment will be followed as promptly as practicable by public announcement thereof by Eaton, which, in the case of an extension, will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

Conditions to Consummation of this Exchange Offer

Eaton’s obligation to cause the issuance of shares of SpinCo common stock in exchange for Eaton Ordinary Shares is subject to the conditions listed under “Exchange Offer—Conditions to Consummation of This Exchange Offer.” These conditions include:

•

the Restructuring (including the SpinCo Cash Payment) having been completed substantially in accordance with an agreed restructuring plan (other than steps contemplated to occur at or after the Distribution);

•

Eaton’s board of directors having determined that Eaton has sufficient distributable reserves to effect the Distribution, has declared the Distribution and has approved all related transactions, and such declaration has not been withdrawn;

•	consummation or satisfaction of the SpinCo Cash Payment;

•	Eaton having received the Eaton Tax Opinions;

•	no order, injunction or decree issued by any governmental authority, or other legal restraint or prohibition, preventing the consummation of the Distribution or the related transactions, is pending;

•

each of the Employee Matters Agreement, Confirmation of Intellectual Property Assignment, Intellectual Property Cross License Agreement, Trademark License Agreements, Tax Matters Agreement, Real Estate Matters Agreement and Transition Services Agreement has been duly executed by the parties thereto;

•

an independent appraisal firm having delivered one or more opinions to the boards of directors of Eaton and SpinCo confirming the solvency and surplus of SpinCo after giving effect to the SpinCo Cash Payment and the Distribution, with such opinions in a form and substance reasonably acceptable to Dana and not withdrawn; and

•

each of the conditions precedent to the consummation of the Merger having been satisfied or waived (other than the condition that the Restructuring and the Distribution have been consummated), in each case other than those conditions that, by their nature, are to be satisfied contemporaneously with the Distribution or the Merger.

See “The Transaction Agreements—The Separation Agreement—Conditions to the Distribution.”

Eaton may waive any of the conditions to this Exchange Offer prior to the expiration of this Exchange Offer. SpinCo has no right to waive any of the conditions to this Exchange Offer. See “Exchange Offer—Terms of This Exchange Offer—Extension; Termination; Amendment.” Dana has no right to waive any of the conditions to this Exchange Offer (other than certain conditions relating to the Merger).

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

Conditions to the Merger

The obligations of the parties to the Merger Agreement to consummate the Merger are subject to the satisfaction or, to the extent permitted by applicable law, waiver (which, with respect to the mutual conditions applicable to all parties, requires the written consent of both Eaton and Dana, and with respect to the party-specific conditions in the Merger Agreement, may be waived by the party for whose benefit such condition exists), at or prior to the closing of the Merger, of each of the following conditions:

•

the obligations of the parties to the Merger Agreement to consummate the Merger are subject to the fulfillment (or, to the extent permitted by applicable law, written waiver by Eaton and Dana) at or prior to the closing of the Merger, of each of the following conditions:

•	the expiration or termination of any applicable waiting period under the HSR Act, and the receipt of all other required regulatory approvals;

•	the consummation of the Restructuring and the Distribution in accordance with the Separation Agreement;

•

the effectiveness of the SpinCo registration statements, and the absence of any stop order or actions seeking a stop order with respect thereto, and the expiration of any applicable offer period or notice period under stock exchange rules or securities laws in connection with the Distribution;

•	the approval for listing on the NYSE of the SpinCo common stock to be distributed pursuant to the Distribution and issued pursuant to the Merger;

•	the approval of the Merger Agreement and the Merger by Dana stockholders will have been obtained, in accordance with applicable law and the rules and regulations of the NYSE; and

•

the absence of any law enacted (in any jurisdiction where any of Eaton, SpinCo or Dana conduct non de minimis operations or own non de minimis amounts of assets) or governmental order issued by a governmental authority that has the effect of restraining, enjoining or prohibiting the Restructuring, the Distribution or the Merger.

Eaton’s, SpinCo’s and Merger Sub’s obligations to consummate the Merger are subject to the fulfillment (or waiver by Eaton), at or prior to the closing of the Merger, of each of the following additional conditions:

•

Dana will have performed in all material respects all obligations and complied in all material respects with all covenants required by the Merger Agreement to be performed or complied with at or prior to the closing;

•

the accuracy of Dana’s representations and warranties set forth in the Merger Agreement, generally both as of the date of the Merger Agreement and as of the Closing, subject to certain specified materiality standards;

•	the receipt by Eaton of the Eaton Tax Opinions from Eaton Tax Counsel, which opinions will not have been withdrawn or modified in any material respect; and

•

Dana will have delivered to Eaton a certificate certifying that certain conditions above have been satisfied, and Dana (or its applicable subsidiary) will have entered into the applicable Transaction Documents.

Dana’s obligations to consummate the Merger are subject to the fulfillment (or waiver by Dana), at or prior to the closing of the Merger, of each of the following additional conditions:

•

SpinCo, Merger Sub and Eaton will have performed in all material respects and complied in all material respects with all covenants required by the Merger Agreement to be performed or complied with at or prior to the closing;

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

•

the accuracy of Eaton’s representations and warranties (including with respect to SpinCo and Merger Sub) set forth in the Merger Agreement, generally both as of the date of the Merger Agreement and as of the Closing, subject to certain specified materiality standards;

•	the receipt by Dana of the Merger Tax Opinion from Dana Tax Counsel, which opinion will not have been withdrawn or modified in any material respect; and

•

Eaton will have delivered to Dana a certificate certifying that certain conditions above have been satisfied, and SpinCo, Merger Sub and Eaton will have entered into the applicable Transaction Documents.

Proration; Tenders for Exchange by Holders of Fewer than 100 Eaton Ordinary Shares

If, upon the expiration of this Exchange Offer, Eaton shareholders have validly tendered and not properly withdrawn more Eaton Ordinary Shares than Eaton elects to redeem (taking into account the exchange ratio and the total number of shares of SpinCo common stock intended to be issued as part of the Exchange Offer), Eaton will redeem, in exchange for the issuance of shares of SpinCo common stock, the Eaton Ordinary Shares validly tendered and not properly withdrawn by each tendering stockholder on a pro rata basis, based on the proportion that the total number of Eaton Ordinary Shares to be accepted for exchange bears to the total number of Eaton Ordinary Shares validly tendered and not properly withdrawn (rounded to the nearest whole number of Eaton Ordinary Shares), and subject to any adjustment necessary to ensure the exchange of all shares of SpinCo common stock being offered by Eaton in this Exchange Offer, except for tenders of odd lots, as described below.

Eaton will announce the preliminary proration factor for this Exchange Offer at      .com and separately by press release promptly after the expiration of this Exchange Offer. Upon determining the number of Eaton Ordinary Shares validly tendered for exchange and not properly withdrawn, Eaton will announce the final results of this Exchange Offer, including the final proration factor for this Exchange Offer.

Beneficial holders (other than for Eaton Ordinary Shares under the Eaton 401(k) Savings Plans) of less than 100 Eaton Ordinary Shares who validly tender all of their shares may elect not to be subject to proration by completing the section in the applicable letter of transmittal entitled “Odd-Lot Shares.” If your odd-lot shares are held by a broker for your account, you can contact the broker and request this preferential treatment. All of your odd-lot shares will be accepted for exchange without proration if Eaton completes this Exchange Offer.

Fractional Shares

Fractional shares of SpinCo common stock will not be issued in the Distribution. Instead, Eaton shareholders who would otherwise be entitled to receive a fractional share of SpinCo common stock (after first aggregating all fractional shares to which any individual stockholder would otherwise be entitled) will receive cash in lieu of such fractional share. The Distribution Exchange Agent will aggregate all fractional shares that would otherwise be issuable to Eaton shareholders (after first aggregating all fractional shares to which any individual stockholder would otherwise be entitled) and will sell such shares on the open market at then-prevailing prices. The Distribution Exchange Agent will make the net cash proceeds of such sales (after any tax withholding and reduced by any agent fees attributable to such sale) available, without interest, to Eaton shareholders that would otherwise have been entitled to a fractional share of SpinCo common stock, on a pro rata basis based on such shareholders’ respective fractional interests. SpinCo common stock will be held by the Distribution Exchange Agent for the benefit of Eaton shareholders whose Eaton Ordinary Shares are accepted for exchange in this Exchange Offer and, if this Exchange Offer is completed but not fully subscribed, for distribution in the Clean-Up Spin-Off. Following the consummation of this Exchange Offer, Merger Sub will be merged with and into Dana, whereby Dana will continue as the surviving corporation and a wholly owned subsidiary of SpinCo. Each share of Dana common stock outstanding immediately prior to the effective time of

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

the Merger (except for the Merger Excluded Shares) will be converted into the right to receive a number of fully paid and nonassessable shares of SpinCo common stock equal to the Merger Exchange Ratio, such that immediately following the Merger, Eaton shareholders will own, in the aggregate, 50.1% of the issued and outstanding shares of SpinCo common stock and pre-Merger Dana stockholders will own, in the aggregate, 49.9% of the issued and outstanding shares of SpinCo common stock, in each case, on a fully diluted basis. No fractional shares of SpinCo common stock will be issued in the Merger. Instead, Dana stockholders who would otherwise be entitled to receive a fractional share of SpinCo common stock (after aggregating all fractional shares that would otherwise have been issuable to such stockholder) will receive cash in lieu of such fractional share. The Merger Distribution Agent will aggregate all fractional shares that would otherwise be issuable to Dana stockholders (after first aggregating all fractional shares to which any individual stockholder would otherwise be entitled) and will sell such shares on the open market at then-prevailing prices. The Merger Distribution Agent will make the net cash proceeds of such sales (after any tax withholding, brokerage charges, commissions and conveyance and similar taxes) available, without interest, to Dana stockholders that would otherwise have been entitled to a fractional share of SpinCo common stock, on a pro rata basis based on such stockholders’ respective fractional interests.

Procedures for Tendering

For you to validly tender your Eaton Ordinary Shares pursuant to this Exchange Offer, prior to the expiration of this Exchange Offer:

•

If you hold certificates representing Eaton Ordinary Shares, you must deliver to the Distribution Exchange Agent a properly completed and duly executed letter of transmittal, along with any required signature guarantees and any other required documents. If you hold certificates representing Eaton Ordinary Shares, you must also deliver to the Distribution Exchange Agent the certificates representing the Eaton Ordinary Shares tendered. Since certificates are not issued for DRS shares, you do not need to deliver any certificates representing those shares to the Distribution Exchange Agent.

•

If your Eaton Ordinary Shares are held in DRS form, you may deliver to the Distribution Exchange Agent a properly completed and duly executed letter of transmittal, along with any required signature guarantees and any other required documents.

•

If you hold Eaton Ordinary Shares through a bank, broker or other nominee, you should receive instructions from your broker on how to participate in this Exchange Offer. In this situation, do not complete a letter of transmittal to tender your Eaton Ordinary Shares. Please contact your broker directly if you have not yet received instructions. Some financial institutions may also effect tenders by book-entry transfer through The Depository Trust Company.

Delivery of SpinCo Common Stock

Upon consummation of this Exchange Offer, Eaton will deliver to the Distribution Exchange Agent a book-entry authorization representing (a) all of the shares of SpinCo common stock being issued in this Exchange Offer, with instructions to hold the shares of SpinCo common stock as agent for the holders of Eaton Ordinary Shares validly tendered and not properly withdrawn in this Exchange Offer and (b) in the case of a Clean-Up Spin-Off, if any, Eaton shareholders whose Eaton Ordinary Shares remain outstanding after the consummation of this Exchange Offer. Shares of SpinCo common stock will be delivered to Dana stockholders following the effective time of the Merger, pursuant to the procedures determined by the Merger Distribution Agent. See “Exchange Offer—Terms of This Exchange Offer—Exchange of Eaton Ordinary Shares.”

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

Withdrawal Rights

Eaton Ordinary Shares validly tendered pursuant to this Exchange Offer may be withdrawn at any time before the expiration of this Exchange Offer and unless Eaton has previously accepted such shares for exchange pursuant to this Exchange Offer, may also be withdrawn at any time after the expiration of 40 business days from the commencement of this Exchange Offer. Once Eaton accepts Eaton Ordinary Shares for exchange pursuant to this Exchange Offer, your tender is irrevocable.

No Appraisal Rights

No appraisal rights are available to holders of Eaton Ordinary Shares in connection with this Exchange Offer or any Clean-Up Spin-Off (in the event this Exchange Offer is not fully subscribed) of shares of SpinCo common stock.

Distribution of SpinCo Common Stock Remaining After This Exchange Offer

Eaton will cause SpinCo to issue the remaining shares of SpinCo common stock on a pro rata basis to Eaton shareholders whose Eaton Ordinary Shares remain outstanding after consummation of the Exchange Offer in a Clean-Up Spin-Off. Following consummation of the Exchange Offer and any Clean-Up Spin-Off, 100% of SpinCo common stock held by Eaton will be canceled and extinguished. The record date for the Clean-Up Spin-Off, if any, will be announced by Eaton. Any Eaton shareholder who validly tenders (and does not properly withdraw) Eaton Ordinary Shares accepted for exchange in this Exchange Offer will with respect to such shares waive their rights to receive, and forfeit any rights to, shares of SpinCo common stock distributed in the Clean-Up Spin-Off.

Upon consummation of this Exchange Offer, Eaton will deliver to the Distribution Exchange Agent a book-entry authorization representing (a) all of the shares of SpinCo common stock being exchanged in this Exchange Offer, with instructions to hold the shares of SpinCo common stock as agent for the holders of Eaton Ordinary Shares validly tendered and not properly withdrawn in this Exchange Offer and (b) in the case of a Clean-Up Spin-Off, if any, Eaton shareholders whose Eaton Ordinary Shares remain outstanding after the consummation of this Exchange Offer. Shares of SpinCo common stock will be delivered following the effectiveness of the Merger, pursuant to the procedures determined by the Distribution Exchange Agent. See “Exchange Offer—Terms of This Exchange Offer—Exchange of Eaton Ordinary Shares.”

Information About Dana (Page [●])

Dana Incorporated

3939 Technology Drive

Maumee, Ohio 43537, USA

Dana Incorporated, which we refer to as Dana, is a Delaware corporation. Dana is a world leader in providing power-conveyance and energy-management solutions for on-highway vehicles. Dana’s portfolio improves the efficiency, performance and sustainability of light and commercial vehicles. From axles, driveshafts, transmissions, sealing and thermal products to electrification products including motors, inverters, controllers, e-sealing, e-thermal and digital solutions, Dana enables the propulsion of internal combustion engine, hybrid and electric-powered vehicles by supplying nearly every major on-highway vehicle manufacturer in the world. Dana’s technologies include drive systems (axles, driveshafts and transmissions); electrodynamic technologies (motors, inverters, software and control systems, battery-management systems and fuel cell plates); sealing solutions (gaskets, seals, cam covers and oil pan modules); thermal-management technologies (transmission and engine oil cooling, battery and electronics cooling, charge air cooling and thermal-acoustical

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

protective shielding); and digital solutions (active and passive system controls and descriptive and predictive analytics). Dana serves its global light vehicle and medium/heavy vehicle markets through two business units – Light Vehicle Drive Systems (Light Vehicle) and Commercial Vehicle Drive and Motion Systems (Commercial Vehicle). Dana has a diverse customer base and geographic footprint which minimizes its exposure to individual market and segment declines. For more information on Dana, see “Information About Dana.”

Information About Eaton and Merger Sub (Page [●])

Eaton Corporation plc

Eaton House, 30 Pembroke Road

Dublin 4, Ireland D04 Y0C2

Eaton Corporation plc, which we refer to as Eaton, is an Irish public limited company and an intelligent power management company dedicated to protecting the environment and improving the quality of life for people everywhere. Eaton makes products for the data center, utility, industrial, commercial and institutional, machine building, residential, aerospace and mobility markets. For more information on Eaton, see “Information About Eaton.”

Atlas Mobility Sub, Inc.

c/o Eaton Corporation plc

Eaton House, 30 Pembroke Road

Dublin 4, Ireland D04 Y0C2

Atlas Mobility Sub, Inc., which we refer to as Merger Sub, is a direct, wholly owned subsidiary of SpinCo, that was incorporated in the State of Delaware on May 22, 2026, for the purposes of merging with and into Dana in the Merger. Merger Sub has not carried on any activities other than in connection with the Merger Agreement. For more information on Merger Sub, see “Information About Eaton and Merger Sub.”

Information About Mobility (USA) Corporation (Page [●])

c/o Eaton Corporation plc

Eaton House, 30 Pembroke Road

Dublin 4, Ireland D04 Y0C2

Mobility (USA) Corporation, which we refer to as SpinCo, is an indirect, wholly owned subsidiary of Eaton that was incorporated in the State of Delaware on April 20, 2026, to own and operate Eaton’s Mobility Business. In connection with the Transactions, among other things, certain members of the Eaton Group will cause specified assets and liabilities used in the Mobility Business to be conveyed to SpinCo in exchange for the issuance of SpinCo common stock and the SpinCo Cash Payment. For more information about the Mobility Business, see “Information About the Mobility Business.”

Information About the Mobility Business (Page [●])

The Mobility Business is a global mobility and engineered-systems partner serving commercial, light vehicle and aftermarket customers worldwide. The company designs and manufactures mission-critical powertrain, drivetrain, engine, air management, electrical and electronic components and systems that safely, efficiently and reliably create, manage, and deliver mechanical and electrical power across vehicles. The Company operates across the propulsion spectrum, from internal combustion, to hybrid, to fully electric, to support original equipment manufacturer (“OEM”) customers with a portfolio of differentiated solutions.

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

The Transactions (Page [●])

On June 10, 2026, Eaton, Eaton Ohio, SpinCo, Dana and Merger Sub entered into the Merger Agreement and Eaton, Eaton Ohio, Eaton HoldCo, SpinCo and Dana entered into the Separation Agreement, pursuant to which Dana will combine with Eaton’s Mobility Business. As a result of and immediately following the Transactions, Eaton shareholders will own, in the aggregate, 50.1% of the issued and outstanding shares of SpinCo common stock (on a fully diluted basis) and pre-Merger Dana stockholders will own, in the aggregate, 49.9% of the issued and outstanding shares of SpinCo common stock (on a fully diluted basis). Eaton shareholders that do not participate in the Exchange Offer will retain the shares of Eaton Ordinary Shares that they held prior to the Distribution.

In connection with the Transactions, Eaton, Eaton Ohio, Eaton HoldCo, Dana and SpinCo have entered into the Separation Agreement to effect the Separation. The parties have entered into or will enter into several other agreements to provide a framework for their relationship after the Distribution and the Merger. These agreements provide for the allocation between Eaton, on the one hand, and SpinCo and Dana, on the other hand, of certain assets (including intellectual property rights), liabilities and obligations related to the Mobility Business and will govern the relationship between Eaton, SpinCo and Dana after the Distribution and the Merger. In connection with the Transactions:

(1)

SpinCo, Eaton, Eaton Ohio and Eaton HoldCo will enter into an Employee Matters Agreement, which relates to, among other things, Eaton’s and SpinCo’s obligations with respect to current and former employees of the Mobility Business;

(2)

SpinCo, Eaton, Eaton Ohio and Eaton HoldCo will enter into several transition agreements, which we refer to as the Transition Arrangements, pursuant to which each party will, on a transitional basis, provide the other party with certain support services and other assistance, after the Distribution and Merger;

(3)

One or more members of the Eaton Group, on the one hand, and one or more members of the SpinCo Group, on the other hand, will enter into agreements (as further described in this prospectus) which relate to the transfer or licensing of intellectual property rights; and

(4)

Dana, SpinCo, Eaton, Eaton Ohio and Eaton HoldCo will enter into a Tax Matters Agreement that governs the parties’ respective rights, responsibilities and obligations with respect to taxes of SpinCo, Eaton and their respective subsidiaries (including taxes arising in the ordinary course of business and taxes, if any, incurred as a result of any failure of the Separation to qualify for its intended tax treatment), tax benefits and attributes, the preparation and filing of tax returns, the control of audits and other tax proceedings, and assistance and cooperation in respect of tax matters. For a more complete discussion of the agreements related to the Transactions, see “The Transaction Agreements” and “Additional Agreements Related to the Separation and the Merger—Tax Matters Agreement.”

In addition, on July 27, 2026, Dana and Eaton entered into the Share Buyback Side Letter, pursuant to which Eaton consented to Dana’s repurchase of shares of Dana common stock through the Closing under Dana’s share repurchase authorization approved by the Dana board on February 10, 2026, subject to a corresponding increase in the SpinCo Cash Payment. See “Additional Agreements Related to the Separation and the Merger—Share Buyback Side Letter.”

Since the execution of the Merger Agreement and the resumption of share repurchases under the Existing Repurchase Program (as defined below) pursuant to the Share Buyback Side Letter, Dana has repurchased 5,222,555 shares of Dana common stock at an aggregate cost of approximately $159.7 million. Based on current market conditions, Dana expects to repurchase an aggregate of approximately 10 million shares of Dana common stock for total aggregate consideration of approximately $300.0 million. Future share repurchases remain dependent on market conditions, including the prevailing market price of Dana common stock, and the actual

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

number of shares repurchased and the aggregate cost thereof may differ materially from Dana’s current expectations. Pursuant to the Share Buyback Side Letter, the SpinCo Cash Payment will be increased by an amount equal to the aggregate purchase price paid by Dana for all shares of Dana common stock repurchased from July 27, 2026, through the date immediately preceding the Closing Date, multiplied by 100.4008016%. Based on the expected repurchase of approximately $300.0 million of Dana common stock from the execution of the Merger Agreement through the Closing, the increase in the SpinCo Cash Payment payable to certain members of the Eaton Group (excluding Eaton) in connection with such repurchases would be approximately $301.2 million. The Dana Board and Dana management continue to evaluate, in consultation with their advisors, the possibility of additional share repurchases, including following the Closing, subject to applicable legal requirements and contractual limitations, including any restrictions in connection with the rules governing the intended tax-free treatment of the Separation.

Transaction Sequence (Page [●])

Below is a step-by-step list illustrating the sequence of material events relating to the Transactions. Each of these events is discussed in more detail elsewhere in this prospectus. Dana and Eaton anticipate that the Transactions will occur in the following order:

Step 1: Prior to the Distribution Date — Restructuring. Prior to the Distribution and the Merger, Eaton, SpinCo and certain of their respective subsidiaries will engage in a series of actions, including the formation of new entities, transfers of securities, intellectual property assignments, contributions, distributions and other actions, to effect an internal Restructuring in order to separate the Mobility Business from the other businesses of Eaton. These internal restructuring actions are contemplated by the Separation Agreement and the Restructuring Plan set forth therein and will include the following actions:

(a)

certain members of the Eaton Group (excluding Eaton) will transfer and convey to SpinCo and other members of the SpinCo Group all of the right, title and interest of the Eaton Group in, to and under all SpinCo assets not already owned by the SpinCo Group (other than the Royal Precision Equity Interests, which are the subject of Step 4 below, and certain other Specified Assets, which are subject to Step 3 below), and SpinCo and other members of the SpinCo Group will assume all SpinCo liabilities;

(b)

SpinCo and certain SpinCo subsidiaries will transfer and convey to certain members of the Eaton Group (excluding Eaton) certain assets that relate to Eaton’s other businesses or that do not form part of the Mobility Business and any liabilities excluded from the Mobility Business, and certain members of the Eaton Group (excluding Eaton) will assume any such liabilities; and

(c)

Eaton Ohio will contribute certain SpinCo assets to SpinCo in consideration for (i) SpinCo’s assumption of certain SpinCo liabilities, (ii) the issuance of SpinCo common stock, and (iii) SpinCo’s payment of a portion of the SpinCo Cash Payment (as described further in Step 2 below) pursuant to the Eaton Ohio Contribution. Following the Eaton Ohio Contribution (including, for the avoidance of doubt, Eaton Ohio’s receipt of a portion of the SpinCo Cash Payment), Eaton Ohio will then distribute 100% of the SpinCo common stock held by it to Eaton Holding XIII S.à r.l., a Luxembourg entity, pursuant to the Eaton Ohio Distribution. Following the Eaton Ohio Distribution, certain other members of the Eaton Group (excluding Eaton) will contribute, transfer and deliver to SpinCo or other members of the SpinCo Group, and SpinCo and such SpinCo Group members will accept and assume, certain additional SpinCo assets and SpinCo liabilities relating to the Mobility Business. Thereafter, members of the Eaton Group will transfer, directly or indirectly, 100% of the outstanding SpinCo common stock to Eaton, resulting in Eaton owning directly 100% of the outstanding SpinCo common stock.

Step 2: Prior to the Distribution Date — SpinCo Debt Financing and SpinCo Cash Payment. On or before the Distribution Date, SpinCo or one or more members of the SpinCo Group will enter into definitive agreements providing for debt financing in an aggregate principal amount sufficient to fund the SpinCo Cash Payment (the

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

debt incurred pursuant to such agreements, the “SpinCo Debt”). SpinCo will draw upon the SpinCo Debt and, prior to the Eaton Ohio Distribution, will pay to one or more accounts designated by Eaton Ohio a portion of the SpinCo Cash Payment, as partial consideration for the transfer of the Mobility Business assets to SpinCo in connection with the Eaton Ohio Contribution (as described in Step 1 above). The SpinCo Cash Payment is subject to a customary cash and indebtedness adjustment and the Distribution True-Up Adjustment, increased as a result of any pre-Closing share repurchases by Dana pursuant to the Share Buyback Side Letter and reduced by the Royal Precision Purchase Price and the Specified Asset Purchase Price.

Step 3: Prior to or on the Distribution Date — Specified Asset Transfer. In accordance with the Separation Agreement, certain Specified Assets will be sold by certain members of the Eaton Group to Dana or its subsidiaries pursuant to a Specified Asset Purchase Agreement.

Step 4: Distribution Date — Royal Precision Sale. Prior to or at the Closing, Eaton Ohio will sell to the Dana Group 100% of the Royal Precision Equity Interests, and the purchasing entity of the Dana Group will purchase the Royal Precision Equity Interests, in exchange for a cash payment to Eaton Ohio in an amount equal to the Royal Precision Purchase Price, in each case pursuant to and in accordance with the terms and subject to the conditions of the Royal Precision Purchase Agreement. The Royal Precision Purchase Price is treated as an adjustment in the calculation of the SpinCo Cash Payment.

Step 5: Distribution Date — The Distribution. On the Distribution Date, at the Distribution Time, Eaton will effect a distribution by causing SpinCo to issue 100% of the shares of SpinCo common stock to Eaton shareholders. Eaton has elected to effect the Distribution in the form of this Exchange Offer, pursuant to which Eaton is offering its shareholders the option to redeem all or a portion of their Eaton Ordinary Shares in exchange for the issuance of shares of SpinCo common stock. Following the expiration of this Exchange Offer:

(a)

If this Exchange Offer is fully subscribed: 100% of the outstanding SpinCo common stock will have been issued to tendering Eaton shareholders who participate in this Exchange Offer, Eaton’s existing SpinCo common stock will be canceled and extinguished, and the Distribution will be complete.

(b)

If this Exchange Offer is not fully subscribed: The remaining shares of SpinCo common stock that are not issued in this Exchange Offer will be issued on the Distribution Date, immediately following the consummation of this Exchange Offer, on a pro rata basis to Eaton shareholders whose Eaton Ordinary Shares remain outstanding after the consummation of this Exchange Offer in a Clean-Up Spin-Off. Any Eaton shareholder who validly tenders (and does not properly withdraw) Eaton Ordinary Shares that are accepted for exchange in this Exchange Offer will, with respect to such shares, waive their rights to receive, and forfeit any rights to, shares of SpinCo common stock distributed in the Clean-Up Spin-Off. Following consummation of the Exchange Offer and any Clean-Up Spin-Off, 100% of the SpinCo common stock held by Eaton will be canceled and extinguished.

Step 6: Distribution Date — The Merger. On the Distribution Date, immediately following the Distribution Time, Merger Sub will be merged with and into Dana, whereupon the separate corporate existence of Merger Sub will cease and Dana will survive the Merger as a wholly owned subsidiary of SpinCo. In the Merger, each outstanding share of Dana common stock (except for Merger Excluded Shares) will be automatically converted into the right to receive the Merger Exchange Ratio, which is one fully paid and nonassessable share of SpinCo common stock, subject to adjustment as provided in the Merger Agreement, together with cash in lieu of any fractional shares of SpinCo common stock.

Immediately following the consummation of the Merger, Eaton shareholders are expected to own, in the aggregate, 50.1% of the issued and outstanding shares of SpinCo common stock (on a fully diluted basis) and pre-Merger Dana stockholders are expected to own, in the aggregate, 49.9% of the issued and outstanding shares of SpinCo common stock on a fully diluted basis. At the effective time of the Merger, SpinCo will be renamed “Dana Incorporated” and its common stock will be listed on the NYSE under the ticker symbol “DAN.” In

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

connection with the renaming of SpinCo and the consummation of the Merger, Dana will be renamed to a name other than “Dana Incorporated.” The new name of Dana has not yet been determined.

Step 7: Following the Effective Time of the Merger — Delivery of SpinCo Common Stock to Dana Stockholders. Following the effective time of the Merger, the Merger Distribution Agent (as appointed by Dana prior to the effective time of the Merger) will deliver to each former holder of Dana common stock evidence of book-entry authorizations representing the number of whole shares of SpinCo common stock that such holder is entitled to receive pursuant to the Merger, together with, if applicable, cash in lieu of any fractional shares of SpinCo common stock to which such holder would otherwise have been entitled. The Merger Distribution Agent will aggregate all fractional shares that would otherwise be issuable to Dana stockholders and will sell such shares at then-prevailing prices on the NYSE, in no case later than ten (10) business days after the effective time of the Merger. The Merger Distribution Agent will make the net cash proceeds of such sales (after any tax withholding and reduced by any agent fees attributable to such sale) available, without interest, to Dana stockholders on a pro rata basis based on their respective fractional share interests.

Structure Immediately Before the Distribution

Eaton Shareholders
Eaton
SpinCo
Merger Sub
Dana Stockholders
Dana

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

Structure Following the Distribution but Before the Merger

Structure Following the Merger

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

The Restructuring (Page [●])

As part of the Restructuring and prior to the Distribution, to the extent not previously effected pursuant to the Restructuring, (a) certain members of the Eaton Group will transfer to SpinCo certain assets related to the Mobility Business and certain liabilities related to the Mobility Business and (b) if needed, SpinCo and certain SpinCo subsidiaries will transfer to certain members of the Eaton Group (excluding Eaton) certain assets that relate to Eaton’s other businesses or do not form part of the Mobility Business and liabilities excluded from the Mobility Business, in order to separate the Mobility Business from Eaton’s other businesses prior to the Distribution.

In addition to the assets and liabilities of the Mobility Business that will be transferred to SpinCo or its subsidiaries in connection with the Restructuring (and that will therefore become assets and liabilities of SpinCo as a result of the Distribution and Merger), on or around the Closing Date and pursuant to the transactions contemplated by the Separation Agreement, the Royal Precision Purchase Agreement and the Specified Asset Purchase Agreement, certain subsidiaries of Eaton will directly transfer certain other assets and liabilities related to the Mobility Business (and which are reflected in the historical financial statements of SpinCo and pro forma financial information included elsewhere in this prospectus). The transactions contemplated by the Separation Agreement form part of the series of transactions related to the separation of the Mobility Business and are conditioned on the occurrence of the Distribution and the Merger.

The Distribution-Exchange Offer and Split-Off

On the closing date of the Merger, Eaton will make a distribution to be effected by the consummation of an Exchange Offer. In this Exchange Offer, Eaton will offer its stockholders the option to redeem all or a portion of their Eaton Ordinary Shares in exchange for the issuance of shares of SpinCo common stock by SpinCo to such participating Eaton shareholders. In the event this Exchange Offer is not fully subscribed because the number of Eaton Ordinary Shares elected to be redeemed and accepted by Eaton results in fewer than all of the shares of SpinCo common stock being exchanged, Eaton will cause SpinCo to issue the remaining shares of SpinCo common stock on a pro rata basis to Eaton shareholders whose Eaton Ordinary Shares remain outstanding after consummation of this Exchange Offer, which we refer to as the Clean-Up Spin-Off. Following consummation of the Exchange Offer and any Clean-Up Spin-Off, 100% of the SpinCo common stock held by Eaton will be canceled and extinguished.

Any Eaton shareholder who validly tenders (and does not properly withdraw) Eaton Ordinary Shares that are accepted for exchange in this Exchange Offer will, with respect to such shares, waive their rights to receive, and forfeit any rights to, any shares of SpinCo common stock distributed in the Clean-Up Spin-Off. If there is a Clean-Up Spin-Off, the Distribution Exchange Agent will calculate the exact number of shares of SpinCo common stock intended to be issued as part of the Exchange Offer that will not be exchanged in this Exchange Offer, which shares will be distributed on a pro rata basis to the remaining holders of Eaton Ordinary Shares (after giving effect to the consummation of this Exchange Offer) immediately thereafter.

The Distribution Exchange Agent will hold, for the account of the relevant Eaton shareholders, book-entry authorizations representing all of the outstanding shares of SpinCo common stock distributed in the Distribution pending the consummation of the Merger. SpinCo common stock will not be transferable during this period.

Conditions to the Distribution

Eaton’s obligation to effect the Distribution is subject to the satisfaction of the following conditions, each of which may be waived by Eaton, in whole or in part, to the extent permitted by applicable law:

•	completion of the Restructuring (including the SpinCo Cash Payment) substantially in accordance with the restructuring plan;

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

•

a determination by the Eaton board that Eaton has sufficient distributable reserves to effect the Distribution, and that such determination and the related declaration of the Distribution has not been withdrawn;

•	receipt of the SpinCo Cash Payment by the applicable member of the Eaton Group;

•	Eaton’s receipt of the Eaton Tax Opinions;

•	the absence of any order, injunction or decree preventing the Distribution;

•	execution of the applicable Transaction Documents by the parties thereto;

•	receipt of solvency and surplus opinions with respect to SpinCo, in form and substance reasonably acceptable to Dana; and

•

satisfaction or waiver of the conditions to the Merger described below (other than the conditions relating to the Restructuring and Distribution), other than those conditions that, by their nature, are to be satisfied contemporaneously with the Distribution or the Merger.

Dana’s prior written consent is required for Eaton to waive any of these conditions, except that Eaton may waive, without Dana’s consent: (i) the condition relating to its receipt of the Eaton Tax Opinions, and (ii) the last bullet above, solely to the extent it relates to the additional conditions to the Merger described below that are for the sole benefit of Eaton, SpinCo and Merger Sub. The condition relating to the solvency and surplus opinions is for the benefit of SpinCo and Dana and may not be waived without Dana’s consent under any circumstance. (See “The Transaction Agreements—The Separation Agreement—Conditions to the Distribution”).

The Merger (Page [●])

Immediately after the Distribution, pursuant to and in accordance with the terms and conditions of the Merger Agreement, Merger Sub will merge with and into Dana whereby the separate corporate existence of Merger Sub will cease and Dana will survive the Merger as a wholly owned subsidiary of SpinCo. After the Merger, SpinCo will continue as a separately traded public company, owning the combined businesses of Dana and SpinCo and with Dana as a wholly owned subsidiary of SpinCo.

In the Merger, each share of Dana common stock (except for the Merger Excluded Shares) will be automatically converted into the right to receive SpinCo common stock, as described in “-Calculation of the Merger Consideration.” Following the Merger, the Merger Exchange Agent will distribute to each former Dana stockholder book-entry authorizations representing the number of whole shares of SpinCo common stock that such stockholder is entitled to receive in the Merger. The Merger Exchange Agent also will distribute to each former Dana stockholder the net proceeds from the sale of their fractional shares of SpinCo common stock, if any. Shares of SpinCo common stock received by Eaton shareholders in the Distribution will not be altered by the Merger. Eaton shareholders that do not participate in the Exchange Offer will retain the shares of Eaton Ordinary Shares that they held prior to the Merger.

Conditions to the Merger

Mutual Conditions

The obligations of Eaton, SpinCo, Merger Sub and Dana to consummate the Merger are subject to the satisfaction of the following conditions:

•	the expiration or termination of the waiting period under the HSR Act and the receipt of all other required regulatory approvals;

•	the consummation of the Restructuring and the Distribution;

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

•	the effectiveness of the SpinCo registration statements and the expiration of the applicable offer or notice period in connection with the Distribution;

•	the approval for listing on the NYSE of the SpinCo common stock to be issued in the Distribution and the Merger;

•	the approval of the Merger Agreement and the Merger by Dana stockholders; and

•

the absence of any law (in any jurisdiction where any of Eaton, SpinCo or Dana conducts non de minimis operations or owns non de minimis amounts of assets) or governmental order prohibiting the Restructuring, the Distribution or the Merger.

To the extent permitted by applicable law, each of the above conditions may be waived by mutual agreement of Eaton and Dana.

Eaton’s, SpinCo’s and Merger Sub’s Conditions

The obligations of Eaton, SpinCo and Merger Sub to consummate the Merger are subject to the satisfaction of the following additional conditions, each of which may be waived by Eaton alone (to the extent permitted by applicable law):

•	Dana’s performance in all material respects of its obligations and covenants under the Merger Agreement that are required to be performed or complied with at or prior to the Closing;

•	the accuracy of Dana’s representations and warranties, subject to specified materiality standards;

•	Eaton’s receipt of the Eaton Tax Opinions; and

•	Dana’s delivery of a customary closing certificate and entry into the applicable Transaction Documents.

Dana’s Conditions

The obligation of Dana to consummate the Merger is subject to the satisfaction of the following additional conditions, each of which may be waived by Dana alone (to the extent permitted by applicable law):

•

Eaton’s, SpinCo’s and Merger Sub’s performance in all material respects of their obligations and covenants under the Merger Agreement that are required to be performed or complied with at or prior to the Closing;

•	the accuracy of Eaton’s representations and warranties, subject to specified materiality standards;

•	Dana’s receipt of the Merger Tax Opinion; and

•	Eaton’s delivery of a customary closing certificate and entry into the applicable Transaction Documents.

Dana will undertake to recirculate and resolicit shareholder approval if the Merger Tax Opinion condition is waived and the change in U.S. federal income tax consequences is material. For more information, see “U.S. Federal Income Tax Considerations of the Merger—The Merger.”

See “The Transaction Agreements—The Merger Agreement—Conditions to the Merger” and “Risk Factors—Risks Relating to the Transactions—Certain conditions to the completion of the Transactions may be waived.”

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

Board of Directors and Executive Officers of the Combined Company Following the Merger (Page [●])

Following the completion of the Transactions, the Combined Company Board will consist of the Dana Nominees and the Eaton Nominees. The Merger Agreement provides that the Eaton Nominees must meet the requirements under the rules and regulations of the NYSE to be considered independent directors and must have skills that are complementary to those of the existing Dana directors, and such Eaton Nominees are subject to Dana’s prior approval, which may not be unreasonably withheld, conditioned or delayed. SpinCo has agreed to nominate the Eaton Nominees to stand for election to the Combined Company Board at each annual meeting held through the second annual meeting of the combined company’s stockholders following the Closing Date and to recommend that its stockholders vote in favor of the election of the Eaton Nominees at each such annual meeting. See “The Transaction Agreements—The Merger Agreement—Post-Closing Combined Company Board of Directors and Officers.”

Following the completion of the Transactions, management of the combined company is expected to include Byron S. Foster as Chief Executive Officer, Timothy R. Kraus as Chief Financial Officer and Douglas H. Liedberg as Chief Legal Officer. Eaton’s Erin Rowse, Senior Vice President Human Resources, Industrial, is expected to serve as Chief Human Resources Officer.

For information about the current directors of Dana who will serve on the Combined Company Board and the executive officers of the combined company following the completion of the Transactions, see “Management.”

Interests of Certain Persons in the Transactions (Page [●])

As of the date of this prospectus, Eaton’s directors and executive officers do not have any financial interests in the Transactions that are different from, or in addition to, the financial interests of Eaton’s shareholders generally. No director of Eaton will receive any severance or other additional compensation as a result of the Transactions. However, the Eaton Nominees may have other interests in the Transactions that are different from those of Eaton’s shareholders generally, including interests arising from continued service and the potential to receive compensation and benefits from the combined company following the Transactions. As with all Eaton shareholders, if a director or executive officer of Eaton owns Eaton Ordinary Shares, such person may participate in the Exchange Offer on the same terms and conditions as other Eaton shareholders. As of      , 2026, Eaton’s directors and executive officers beneficially owned less than 1% of the outstanding Eaton Ordinary Shares. All of SpinCo’s outstanding common stock is currently owned directly by Eaton.

Dana’s executive officers and directors hold equity-based awards under Dana’s stock plans that will be affected by the Merger. Completion of the Merger may result in a change in control of Dana for purposes of certain compensation and benefits plans and the automatic vesting or conversion of certain Dana equity awards. However, certain other payments and benefits generally would become payable only upon a qualifying termination of employment or other applicable triggering event. In considering the recommendation of the Dana board that Dana stockholders vote to approve the Merger Proposal, Dana stockholders should be aware that Dana’s directors and executive officers may have financial interests in the Transactions that may be different from, or in addition to, the interests of Dana stockholders generally. In addition, by virtue of continuing to serve as directors or executive officers of the combined company following the completion of the Transactions, the Dana Nominees and certain of Dana’s executive officers may have interests in the Transactions that are different from those of Dana’s stockholders generally, including interests arising from continued service and the potential to receive compensation and benefits from the combined company following the Transactions. The Dana board was aware of and considered these interests, among other matters, in evaluating and negotiating the Merger Agreement and the Transactions, in approving the Merger Agreement and the Transactions and in recommending to Dana stockholders that they vote to approve the Merger Proposal.

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

See “The Transactions—Interests of Dana’s Directors and Executive Officers in the Transactions” and “Management.”

Dana Stockholders’ Meeting (Page [●])

Under the terms of the Merger Agreement, Dana is required to call a meeting of its stockholders for the purpose of voting upon the adoption of the Merger Agreement, as soon as practicable following the date on which the SEC has declared effective the registration statement on Form S-4 being filed by SpinCo to register the shares of SpinCo common stock that will be issued in the Merger.

In connection with the special meeting of its stockholders, and in order to provide Dana’s stockholders with additional information and to seek approval of this matter, Dana will prepare and deliver a proxy statement to its stockholders in accordance with applicable law and its organizational documents.

The adoption of the Merger Agreement (the “Merger Proposal”) will require the affirmative vote of holders of a majority of the outstanding shares of Dana common stock entitled to vote thereon as of the applicable record date.

As of the close of business on      , 2026, the record date for the Dana special meeting of stockholders, Dana directors and executive officers and their affiliates were entitled to vote      % of the outstanding shares of Dana common stock. Dana currently expects that all Dana directors and executive officers will vote their shares in favor of the Merger Proposal, although none of Dana’s directors or executive officers has entered into an agreement requiring them to do so.

No Vote by Eaton Shareholders (Page [●])

No vote of Eaton shareholders is required in connection with the Transactions. Eaton, in its current capacity as the sole stockholder of SpinCo, has adopted the Merger Agreement and approved the transactions contemplated thereby, including the Merger. SpinCo, in its current capacity as the sole stockholder of Merger Sub, has adopted the Merger Agreement and approved the transactions contemplated thereby, including the Merger. No other vote or action with respect to the stockholders of SpinCo or Merger Sub is required in order for SpinCo or Merger Sub to effect the Merger, including no vote of Eaton shareholders who receive shares of SpinCo common stock in the Distribution.

Accounting Treatment of the Merger (Page [●])

Accounting Standards Codification Topic 805, Business Combinations, or ASC 805, requires the use of the acquisition method of accounting for business combinations. In applying the acquisition method, it is necessary to identify the accounting acquirer. In a business combination effected primarily through an exchange of equity interests, such as the Merger, the entity that issues the interests is generally the acquiring entity. However, in identifying the acquiring entity in a combination effected through an exchange of equity interests, all pertinent facts and circumstances must be considered, including, but not limited to, the following:

•

The composition of the governing body of Dana after the Merger. Following the Merger, the Dana board will consist of all of the existing members of the Dana board (eight directors) as well as three directors who will be designated by Eaton and subject to Dana’s approval, which shall not be unreasonably withheld.

•

The composition of the senior management of Dana after the Merger. R. Bruce McDonald, Dana’s current executive chairman, shall serve as executive chairman of the combined company following the Merger. It is expected that the majority of the executive leadership team positions in the combined company will be held by current executives of Dana, including the chief executive officer and the chief financial officer.

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

•

The relative voting interests in the combined company after the Merger. Upon the completion of the Merger, Eaton shareholders that receive shares of SpinCo common stock in the Distribution will own, in the aggregate, 50.1% of the shares of Dana common stock issued and outstanding immediately after giving effect to the Merger and pre-Merger holders of Dana common stock will own 49.9% of the issued and outstanding shares of Dana common stock, in each case, on a fully diluted basis. In addition, the stockholder bases of both Eaton and Dana are dispersed such that no single shareholder, or group of related shareholders, will hold a controlling interest in Dana following the Merger.

•

Relative size of combining entities. Net sales for the year ended December 31, 2025 were $7,500 million and $3,140 million for Dana and the Mobility Business, respectively. Dana’s total assets, excluding discontinued operations, were $6,056 million as of June 30, 2026. The Mobility Business’s total assets were $3,830 million as of June 30, 2026.

After considering all pertinent facts, reviewing the criteria outlined in ASC 805 and conducting the relevant analysis, Dana has concluded that it is the accounting acquirer in the Merger. Dana’s conclusion is primarily based on the fact that (i) eight of eleven individuals comprising the combined company’s board of directors following the Merger will be selected by Dana; (ii) the current executive chairman, chief executive officer and chief financial officer of Dana are expected to continue in the same capacities for the combined company after the Merger; (iii) Dana’s relative size, on the basis of net sales and total assets, is significantly larger than SpinCo; and (iv) the combined company’s name will remain Dana Incorporated, the ticker symbol will continue to be Dana’s current ticker and the headquarters of the combined entity will be Dana’s existing headquarters. The above facts are deemed to outweigh the fact that the pre-Merger holders of shares of Eaton Ordinary Shares that receive shares of SpinCo common stock in the Merger will in the aggregate own a majority of Dana common stock on a fully diluted basis and associated voting rights after the Merger. Eaton’s election to distribute the shares of SpinCo common stock in an Exchange Offer (including any Clean-Up Spin-Off) or by way of a pro-rata distribution does not impact Dana’s analysis of the accounting treatment of the Merger. As a result of the identification of Dana as the accounting acquirer, Dana will record the business combination in its financial statements and will apply the acquisition method to account for the acquired assets and assumed liabilities of the Mobility Business upon consummation of the Merger. Dana expects to recognize a substantial amount of goodwill and other intangible assets as a result of the business combination.

Regulatory Approvals (Page [●])

Dana and Eaton have each agreed to use reasonable best efforts to take, or cause to be taken, all reasonable actions, and to do, or cause to be done, all reasonable things necessary to consummate and make effective the Merger and the transactions contemplated by the Transaction Documents as soon as practicable (and in any event no later than June 10, 2027 (the “Outside Date”)), including obtaining all required regulatory approvals, including using reasonable best efforts to prepare and file all forms, registrations, petitions, notices, and filings required to be made to consummate the Merger and the other transactions contemplated by the Merger Agreement; to take all reasonable actions to avoid or eliminate each and every impediment to Closing, including obtaining any material consent, authorization, waiver, license, order, waiting period expiration, approval, permit, exemption, or clearance from any third party, which are necessary or advisable to be obtained in order to consummate the Merger or any of the other transactions contemplated by the Merger Agreement; and to provide notice to each other and lift any restraint, injunction or other legal bar to the Merger, subject to certain limitations. See “The Transaction Agreements—The Merger Agreement—Regulatory Matters.”

Under the HSR Act, the Merger may not be completed until the parties have filed notification and report forms with the Antitrust Division of the U.S. Department of Justice (“DOJ”) and the United States Federal Trade Commission (“FTC”), and the statutory waiting period of 30 calendar days has expired. Dana and Eaton filed the requisite notification and report forms on June 25, 2026, and the HSR Act waiting period expired at 11:59pm, Eastern

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

Time, on July 27, 2026. The expiration or earlier termination of any HSR Act waiting period would not preclude the DOJ or the FTC from challenging the Merger on antitrust grounds or from seeking to preliminarily or permanently enjoin the Merger. Neither Dana nor Eaton believes that the Merger will violate federal antitrust laws, but there can be no guarantee that the DOJ or the FTC will not take a different position. If the Merger is not completed within twelve (12) months after the expiration or earlier termination of the applicable HSR Act waiting period, Dana and Eaton will be required to submit new information to the DOJ and the FTC, and a new HSR Act waiting period will have to expire or be earlier terminated before the Merger could be completed. In addition to clearance under the HSR Act, the Merger is subject to approvals or the expiration of waiting periods under applicable competition laws in Argentina, Brazil, Canada, China, Colombia, the European Union, Mexico, Morocco, and Ukraine, and under applicable foreign investment laws in France and Italy. The United Kingdom will be deemed a relevant antitrust jurisdiction in the event that, prior to the Closing, the Competition and Markets Authority, following the submission of a briefing paper, requests that the parties submit a merger notice under the Enterprise Act 2002 or opens a merger investigation. The required filings in each applicable jurisdiction were submitted prior to or on July 17, 2026.

Notwithstanding the expiration of the waiting period under the HSR Act or the receipt of approvals in other jurisdictions, antitrust or competition authorities could take such action under applicable antitrust or competition laws at any time before or after the consummation of the Merger as each deems necessary or desirable in the public interest, including seeking to enjoin the consummation of the Merger.

Debt Financing Arrangements (Page [●])

In connection with the entry into the Merger Agreement and the Separation Agreement, SpinCo and Dana entered into the Bridge Commitment Letter with the Bridge Commitment Parties pursuant to which the Bridge Commitment Parties committed to provide the Bridge Facility in an initial aggregate principal amount of up to $2.6 billion, subject to the terms and conditions of the Bridge Commitment Letter. Subsequently, SpinCo and Dana entered into the Engagement and Commitment Letter, pursuant to which certain financial institutions committed to provide the Term A Facility in an aggregate principal amount of up to $350 million, subject to the terms and conditions of the Engagement and Commitment Letter. The commitments under the Bridge Facility were reduced by $350 million simultaneously with the execution of the Engagement and Commitment Letter pursuant to the terms of the Bridge Commitment Letter. It is expected that, if necessary, the proceeds of the Bridge Facility, to the extent not reduced or replaced by any Additional Permanent Financing, will be available in up to two drawings: one to fund the SpinCo Cash Payment and one to complete the Dana Refinancing. To the extent any portion of the Bridge Facility is undrawn after the Dana Refinancing or if the Merger has not been consummated within five business days of the Distribution Date, the commitments with respect to such portion will automatically terminate; provided that if the Merger has been consummated but the Dana Refinancing has not been consummated, the commitments with respect to the Dana Refinancing shall not automatically terminate until the date on which the Dana Refinancing is consummated, which date shall not exceed the earlier of (a) ninety days following the consummation of the Merger and (b) 11:59 p.m., New York City time, on the date that is fifteen months, plus five business days after June 10, 2026. SpinCo and Dana expect to incur Additional Permanent Financing. The Additional Permanent Financing would further reduce the commitments under the Bridge Facility. The aggregate proceeds of the Bridge Facility, the Term A Facility and any Additional Permanent Financing will be used by SpinCo and Dana to fund the SpinCo Cash Payment, consummate the Dana Refinancing, refinance or replace the Bridge Facility and/or pay fees and expenses related to the Transactions.

U.S. Federal Income Tax Considerations of the Distribution (Page [●])

The consummation of the Distribution (which includes this Exchange Offer) is conditioned upon, among other things, Eaton’s receipt of an opinion from Eaton Tax Counsel, to the effect that for U.S. federal income tax purposes: (a) the Distribution will qualify as a transaction in which the SpinCo common stock distributed to Eaton shareholders is treated as “qualified property” for purposes of Section 355(c) of the Code (and neither

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

Section 355(d) nor Section 355(e) of the Code causes such SpinCo common stock to be treated as other than “qualified property” for such purposes); (b) Eaton will recognize no income, gain or loss on the Distribution solely by virtue of Section 355(c) of the Code; (c) U.S. holders of Eaton Ordinary Shares will (i) recognize no income, gain or loss upon the receipt of SpinCo common stock in the Distribution (except with respect to cash in lieu of fractional SpinCo common stock, if any) under Section 355(a) of the Code, and (ii) recognize no gain or have any income inclusion under Section 367(b) of the Code and the Treasury Regulations promulgated thereunder; (d) the Eaton Ohio Contribution and the Eaton Ohio Distribution, taken together, will qualify as a “reorganization” within the meaning of Sections 368(a)(1)(D) and 355 of the Code, (e) the Eaton Ohio Distribution will qualify as a transaction in which the SpinCo common stock distributed to Eaton Ohio’s shareholder is treated as “qualified property” for purposes of Sections 355 and 361(c) of the Code (and neither Section 355(d) nor Section 355(e) of the Code causes such SpinCo common stock to be treated as other than “qualified property” for such purposes); and (f) Eaton Ohio, Eaton Ohio’s shareholder and SpinCo will recognize no income, gain or loss on the Eaton Ohio Contribution and Eaton Ohio Distribution under Sections 355, 361 and/or 1032 of the Code, including with respect to any cash received (including with respect to the SpinCo Cash Payment) by Eaton Ohio from SpinCo in such transactions except to the extent the amount of the cash payment and liabilities assumed exceeds Eaton Ohio’s adjusted tax basis in the SpinCo common stock and assuming Eaton Ohio transfers to creditors or distributes to shareholders the cash received in such payment in pursuance of the plan of reorganization within the meaning of Section 361(b)(1) of the Code (collectively, the “Spin-Off Tax Opinion”).

The Spin-Off Tax Opinion will be based on, among other things, certain representations and assumptions as to factual matters and certain covenants made by Eaton, SpinCo and Dana. The failure of any factual representation, assumption or covenant to be true, correct and complete in all material respects could adversely affect the validity of the opinion of counsel. An opinion of counsel represents counsel’s best legal judgement, is not binding on the IRS or the courts, and the IRS or the courts may not agree with the opinion. In addition, the opinion will be based on current law, and cannot be relied upon if current law changes with retroactive effect.

Tax matters are complicated and the tax consequences of the Distribution and certain related transactions to holders of Eaton Ordinary Shares will depend on the facts of each holder’s own situation. U.S. holders should read the summary provided in the section entitled “U.S. Federal Income Tax Considerations of the Distribution—The Distribution” and consult their own tax advisor for a full understanding of the U.S. federal income tax consequences to them of the Distribution and certain related transactions. In addition, non-U.S. holders (as defined below) should read the summary provided in the section entitled “U.S. Federal Income Tax Considerations of the Distribution—Treatment of the Ownership and Disposition of SpinCo Common Stock by Non-U.S. Holders” and consult their own tax advisor for a full understanding of the U.S. federal income tax consequences to them of the ownership and disposition of SpinCo common stock.

Material Irish Tax Consequences of the Distribution (Page [●])

The material Irish tax consequences of the Distribution are described in detail under “Material Irish Tax Consequences of the Distribution.”

Summary Risk Factors (Page [●])

There are a number of risks that Eaton shareholders and Dana stockholders should consider in connection with the Transactions. These risks are discussed more fully in “Risk Factors.” Any of these risks could materially adversely affect the business, financial condition and results of operations of Dana, the Mobility Business or the combined company and the actual outcome of matters as to which forward-looking statements are made in this prospectus. These risks include, but are not limited to, the following:

•

The Transactions may not be completed on the terms or timeline currently contemplated, or at all, and the failure to complete the Transactions could adversely impact the market price of Dana common stock and Eaton Ordinary Shares, as well as their respective businesses and operating results.

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

•

SpinCo and Dana intend to obtain permanent debt financing to replace the bridge financing in connection with the Transactions, and there can be no assurance that such permanent financing will be available on acceptable terms or at all.

•

Dana and the Mobility Business are required to abide by potentially significant restrictions under the Merger Agreement, which could limit their ability to undertake certain corporate actions that otherwise could be advantageous prior to the completion of the Transactions.

•	The pendency of the Merger could have an adverse effect on Dana’s stock price and the business, financial condition, results of operations or business prospects of Dana or the Mobility Business.

•	Dana and the Mobility Business may have difficulty attracting, motivating and retaining executives and other employees in light of the Transactions.

•	Dana and Eaton will incur significant costs related to the Transactions that could have a material adverse effect on their respective liquidity, cash flows and operating results.

•

Dana’s share repurchases prior to the Closing will result in an increase in the SpinCo Cash Payment payable to certain members of the Eaton Group (excluding Eaton), increasing the indebtedness of the combined company, and there can be no assurance that market conditions will allow Dana to complete its anticipated repurchases consistent with its current intentions or at all.

•	The Transactions could discourage other companies from trying to acquire Dana before, or the combined company for a period of time following, completion of the Transactions.

•

If the Distribution does not qualify as a transaction that is tax-free for U.S. federal income tax purposes under Section 355 of the Code, including as a result of actions taken in connection with the Separation or the Merger or as a result of subsequent acquisitions of shares of Eaton or SpinCo, then Eaton and/or Eaton shareholders that received shares of SpinCo common stock in the Distribution could be required to pay substantial U.S. federal income taxes, and, in certain circumstances, SpinCo could be obligated to indemnify the Additional Eaton Parties for taxes or certain tax-related losses arising from certain actions or failures to act by SpinCo, Dana or their respective affiliates.

•	Certain conditions to the completion of the Transactions may be waived.

•

Some of Dana’s directors and executive officers have interests in seeing the Transactions completed that may be different from, or in addition to, those of other Dana stockholders and Eaton shareholders.

•	If the Transactions are completed, the combined company may not realize the anticipated financial and other benefits, including growth opportunities, expected from the Transactions.

•

The integration of the Mobility Business with Dana following the Transactions, as well as any future acquisitions or strategic investments, may present significant challenges, and the failure to successfully integrate businesses could have a material adverse effect on our business, financial condition or results of operations.

•

The combined company may incur additional costs and charges as a result of restructuring activities related to its manufacturing operations and supply chain as well as in order to streamline ancillary business functions that are intended to reduce ongoing costs, and those restructuring activities also may be disruptive to the combined company’s business and may not result in anticipated cost savings.

•

The combined company is subject to risks associated with the indemnification provisions of the Separation Agreement, pursuant to which Eaton HoldCo and Eaton Ohio are required, on a joint and several basis, to indemnify the combined company for certain of its pre-Distribution asbestos-related liabilities (if any).

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

•

Although Eaton has agreed to retain, and certain of its subsidiaries have agreed to indemnify the combined company for, asbestos-related liabilities, the combined company could still be subject to liability for these matters, and that indemnity may not fully protect the combined company.

•

SpinCo will be responsible for all SpinCo Liabilities (as defined in the Separation Agreement) following the completion of the Transactions, and the SpinCo Assets (as defined in the Separation Agreement) are being conveyed to the combined company on an “as is,” “where is” and “with all faults” basis.

•

Following consummation of the Transactions, SpinCo and Dana will each be required to abide by potentially significant restrictions that could limit the combined company’s ability to undertake certain corporate actions (such as the issuance and/or repurchase of SpinCo common stock or the undertaking of certain business combinations) that otherwise could be advantageous.

•

The combined company’s financial performance is directly affected by global vehicle production volumes and demand in the passenger and commercial vehicle markets it serves, which are cyclical and influenced by macroeconomic, industry and customer-specific factors beyond its control.

•

A significant portion of the combined company’s net sales is derived from large OEM customers, and the loss of, or a substantial reduction in business from, any of these customers could materially adversely affect its financial condition, results of operations and cash flows.

•

The combined company’s business depends on winning and successfully executing platform awards and program nominations, and its failure to win or maintain such awards could materially adversely affect its future net sales and profitability.

•

The combined company is subject to ongoing pricing pressure and annual productivity requirements from OEM customers, which may reduce its net sales and its margins and adversely affect its profitability.

•

The adoption of electrified vehicle architectures and evolving propulsion technologies may adversely affect demand for certain of the combined company’s products and requires substantial investment that may not generate expected returns.

•

The combined company’s products are subject to quality, performance and safety expectations, and any failure to meet these expectations could result in recalls, warranty claims, indemnification obligations and reputational damage.

•

Failure to appropriately anticipate and react to the cyclical and volatile nature of production rates and customer demands in the combined company’s business can adversely impact its results of operations.

•	Because the combined company’s manufacturing operations involve significant fixed costs and specialized equipment, reductions in production volumes may disproportionately affect profitability.

•

The combined company may be negatively impacted if Dana is unable to provide benefits and services, or access to equivalent financial strength and resources, to the Mobility Business that historically have been provided by Eaton.

•

The historical financial information of SpinCo may not be representative of its results if it had been operated as a standalone business or as part of the combined company, and as a result, may not be a reliable indicator of our future results.

•

A significant portion of the combined company’s net sales and earnings are derived from its aftermarket business, and competitive, structural and technological developments affecting the aftermarket, or the combined company’s failure to execute our aftermarket growth strategy, could materially adversely affect its business and results of operations.

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

•

The combined company’s operations are subject to risks associated with raw material and component availability and cost volatility, including exposure to metals and components critical to its products, costs of labor, transportation and energy.

•

The combined company operates globally and is exposed to risks associated with international operations, including foreign currency fluctuations, changes in statutory tax rates and laws, trade policies, political instability and changing regulatory environments and unanticipated outcomes with respect to tax audits that could adversely affect the combined company’s business, profitability and reputation.

Comparison of Market Prices

Eaton Ordinary Shares currently trade on the NYSE under the symbol “ETN.” Shares of Dana common stock currently trade on the NYSE under the symbol “DAN.” The following table sets forth the closing price per Eaton Ordinary Share and Dana common stock as reported on the NYSE, as of June 10, 2026, the last trading day prior to the public announcement of the Transactions. Market price data for SpinCo common stock has not been presented because SpinCo is a wholly owned subsidiary of Eaton, and shares of SpinCo common stock do not trade separately from shares of Eaton Ordinary Shares. For current price information, you are urged to consult publicly available sources.

June 10, 2026
Closing Sale Price Per Eaton Ordinary Share	$375.46
Closing Sale Price Per Share of Dana Common Stock	$35.47

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

RISK FACTORS

You should carefully consider the following risk factors, together with the other information contained or incorporated by reference in this prospectus and the exhibits hereto. In addition, you should consider the risks associated with Dana and its business included in Dana’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, which are incorporated by reference in this prospectus, and the risks associated with the Mobility Business included in in this prospectus, all of which are incorporated by reference in this prospectus. See “Where You Can Find Additional Information; Incorporation by Reference” for more information about the documents incorporated by reference in this prospectus. For a discussion of additional uncertainties associated with forward-looking statements in this prospectus, please see “Cautionary Statement Regarding Forward-Looking Statements.”

Any of the following risks could materially adversely affect the business, financial condition and results of operations of Dana, the Mobility Business or the combined company and the actual outcome of matters as to which forward-looking statements are made in this prospectus. In such case, the market price of SpinCo common stock could decline, and you could lose all or part of your investment. The risks described below are not the only risks that SpinCo and the Mobility Business currently face or that the combined company will face after the completion of the Transactions. Additional risks and uncertainties not currently known or that are currently expected to be immaterial may also materially adversely affect the business, financial condition and results of operations of SpinCo (including the Mobility Business) or the market price of SpinCo common stock in the future. Past financial performance may not be a reliable indicator of future performance, and historical trends should not be used to anticipate results or trends in future periods.

Risks Relating to the Transactions

The Transactions may not be completed on the terms or timeline currently contemplated, or at all, and the failure to complete the Transactions could adversely impact the market price of Dana common stock and Eaton Ordinary Shares, as well as their respective businesses and operating results.

The consummation of the Transactions is subject to certain conditions, as described in this prospectus, including: (a) the consummation of the Restructuring, the Distribution and related transactions having taken place in accordance with the Separation Agreement; (b) the effectiveness of SpinCo’s registration statements, including this registration statement on Form S-1/S-4 and the registration statement registering the shares of SpinCo common stock to be issued to Dana’s stockholders pursuant to the terms of the Merger Agreement; (c) the approval for listing on the NYSE of the shares of SpinCo common stock to be distributed pursuant to the Distribution and issued pursuant to the Merger; (d) the adoption of the Merger Agreement and approval of the Merger by the requisite vote of Dana’s stockholders; (e) the expiration or termination of any applicable waiting period under the HSR Act and obtaining all other requisite regulatory approvals; (f) receipt by Eaton of the Eaton Tax Opinions; (g) receipt by Dana of the Merger Tax Opinion; (h) the absence of any law (in any jurisdiction where any of Eaton, SpinCo or Dana conducts non de minimis operations or owns non de minimis amounts of assets) or order restraining, enjoining or otherwise prohibiting the consummation of the Restructuring, the Distribution or the Merger; and (i) the accuracy of representations and warranties and compliance with covenants, subject to certain customary exceptions and qualifications. See “The Transaction Agreements—The Merger Agreement—Conditions to the Merger” and “The Transaction Agreements—The Separation Agreement—Conditions to the Distribution.” There is no assurance that these conditions will be met or that the Transactions will be completed on the terms or timeline currently contemplated, or at all.

If the Transactions are not completed for any reason, the price of Dana common stock and Eaton Ordinary Shares may decline. Dana and Eaton also could experience negative reactions from employees, customers, suppliers or other third parties if the Transactions are not completed. In addition, the resources and time of each company’s respective management teams may have been spent on matters related to the Transactions that could otherwise have been committed to pursuing other opportunities that may have been beneficial to Dana stockholders or Eaton shareholders.

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

Dana and Eaton have expended and will continue to expend significant management time and resources and have incurred and will continue to incur significant expenses related to the Transactions, including legal, advisory, printing and financial services fees related to the Transactions. Certain of these expenses must be paid regardless of whether the Transactions are consummated. Even if the Transactions are completed, any delay in the completion of the Transactions could diminish the anticipated benefits of the Transactions or result in additional transaction expenses, loss of revenue or other effects associated with uncertainty about the Transactions. If the Transactions are not consummated because the Merger Agreement is terminated, Dana may be required under certain circumstances to pay Eaton a termination fee of $158.7 million or may be required to reimburse Eaton for certain expenses. Eaton is not required to pay a termination fee under the Merger Agreement. See “The Transaction Agreements—The Merger Agreement—Termination Fee and Expenses Payable in Certain Circumstances.”

SpinCo and Dana intend to obtain permanent debt financing to replace the bridge financing in connection with the Transactions, and there can be no assurance that such permanent financing will be available on acceptable terms or at all.

In connection with the Transactions, SpinCo and Dana intend to obtain debt financing to fund the SpinCo Cash Payment and the Dana Refinancing and pay fees and expenses related to the Transactions. SpinCo and Dana have entered into the Bridge Commitment Letter with the Bridge Commitment Parties, pursuant to which the Bridge Commitment Parties have committed to provide debt financing in the amounts set forth therein. The obligations of the Bridge Commitment Parties under the Bridge Commitment Letter are subject to the satisfaction or waiver of customary conditions. There can be no assurance that these conditions will be satisfied or, if not satisfied, waived by the Bridge Commitment Parties.

In addition, SpinCo and Dana expect to reduce or replace commitments under the Bridge Commitment Letter by incurring permanent financing, which may include one or more term loan facilities and/or senior notes issuances. There can be no assurance as to whether or when such permanent financing will be consummated or the terms thereof. Furthermore, increased volatility and disruptions in the U.S. and global financial markets may make it more difficult for SpinCo and/or Dana to obtain financing or increase the cost of obtaining financing. If SpinCo and Dana are not able to obtain such permanent financing on commercially reasonable terms, or at all, it could materially adversely affect the combined company’s business, financial condition and results of operations even if the Transactions are ultimately completed.

Dana and the Mobility Business are required to abide by potentially significant restrictions under the Merger Agreement, which could limit their ability to undertake certain corporate actions that otherwise could be advantageous prior to the completion of the Transactions.

The Merger Agreement restricts Dana from taking specified actions without Eaton’s prior written consent until the Transactions are completed or the Merger Agreement is terminated, including making certain acquisitions or investments, incurring certain indebtedness entering into certain new, or modifying certain existing material contracts, divesting certain assets and making certain changes to employee compensation and benefit plans (in each case, with such carveouts and exceptions to the restrictions as set forth in the Merger Agreement). Similarly, Eaton is restricted from taking similar specified actions with respect to the Mobility Business without Dana’s prior written consent. These restrictions and others, which are more fully described in “The Merger Agreement—Conduct of Business Pending the Merger,” could affect Dana’s or the Mobility Business’ ability to execute their business strategies and attain their financial and other goals and could impact the business, financial condition and results of operations of Dana or the Mobility Business.

The pendency of the Merger could have an adverse effect on Dana’s stock price and the business, financial condition, results of operations or business prospects of Dana or the Mobility Business.

The announcement and pendency of the Merger could disrupt Dana’s business and the Mobility Business in negative ways. For example, customers and other third-party business partners of Dana or the Mobility Business

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

could seek to terminate or renegotiate their relationships with Dana or the Mobility Business as a result of the Merger, whether pursuant to the terms of their existing agreements or otherwise. In addition, current and prospective employees of Dana and the Mobility Business may experience uncertainty regarding their future roles with the combined company, which might adversely affect Dana’s or SpinCo’s ability to retain, recruit and motivate key personnel. Should they occur, any of these events could adversely affect Dana’s stock price or adversely affect the business, financial condition, results of operations or business prospects of Dana or the Mobility Business.

Dana and the Mobility Business may have difficulty attracting, motivating and retaining executives and other employees in light of the Transactions.

Uncertainty about the effect of the Transactions on current Dana employees and/or employees of the Mobility Business may have an adverse effect on Dana and the Mobility Business. This uncertainty may impair Dana’s and the Mobility Business’ ability to attract, retain and motivate personnel. Employee retention may be particularly challenging during the pendency of the Transactions, as employees may feel uncertain about their future roles with the combined company after the consummation of the Transactions. If large numbers of employees or a concentration of critical employees of Dana or the Mobility Business depart because of issues relating to the uncertainty or perceived difficulties of integration or a desire not to become employees of the combined company after the Transactions, the combined company’s ability to realize the anticipated benefits of the Transactions could be materially adversely affected.

Dana and Eaton will incur significant costs related to the Transactions that could have a material adverse effect on their respective liquidity, cash flows and operating results.

Dana and Eaton expect to incur significant one-time costs in connection with the Transactions. These costs have been, and will continue to be, substantial and, in many cases, will be borne by Dana and Eaton whether or not the Transactions are completed. A substantial majority of these one-time costs will be transaction-related fees and expenses and include, among others, fees paid to financial, legal and accounting and other professional advisors and transition and pre-Merger integration planning-related expenses. While Dana and Eaton expect to be able to fund these one-time costs using cash from operations and/or borrowings under existing and anticipated credit sources, these costs could negatively impact their respective liquidity, cash flows and results of operations.

Dana’s share repurchases prior to the Closing will result in an increase to the SpinCo Cash Payment payable to certain members of the Eaton Group (excluding Eaton), increasing the indebtedness of the combined company, and there can be no assurance that market conditions will allow Dana to complete its anticipated repurchases consistent with its current intentions or at all.

Under the Share Buyback Side Letter to account for Dana’s share repurchases prior to the Closing, the SpinCo Cash Payment will be increased by an amount equal to the aggregate purchase price paid by Dana for all shares of Dana common stock repurchased from July 27, 2026, through the date immediately preceding the Closing Date, multiplied by 100.4008016%. Based on Dana’s current expectations to repurchase approximately $300.0 million of Dana common stock prior to the Closing, such repurchases could result in approximately $301.2 million increase to the SpinCo Cash Payment payable to certain members of the Eaton Group (excluding Eaton), which will be funded through additional SpinCo Debt. This additional indebtedness could limit the combined company’s financial flexibility, reduce the funds available for operations, capital expenditures, acquisitions and other corporate purposes, and increase the combined company’s vulnerability to adverse economic and industry conditions. In addition, the actual number of shares repurchased and the aggregate cost thereof will depend on market conditions, including the prevailing market price of Dana common stock, and there can be no assurance that Dana will be able to complete its anticipated repurchases on terms consistent with its current expectations, or at all. To the extent Dana repurchases fewer or more shares than currently anticipated, or at prices that differ from current expectations, the aggregate SpinCo Cash Payment and the resulting indebtedness of the combined company will be correspondingly adjusted. The Dana Board and Dana

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

management continue to evaluate, in consultation with their advisors, the possibility of additional share repurchases, including following the Closing, subject to applicable legal requirements and contractual limitations, including any restrictions in connection with the rules governing the intended tax-free treatment of the Separation.

The Transactions could discourage other companies from trying to acquire Dana before, or the combined company for a period of time following, completion of the Transactions.

Certain provisions in the Merger Agreement could discourage a third party from submitting an alternative transaction proposal prior to the completion of the Transactions. The Merger Agreement generally prohibits Dana from soliciting or engaging in discussions with respect to any Competing Proposal (as defined below) during the pendency of the Merger, and Dana must hold its stockholder meeting to vote on the Merger Proposal even if an unsolicited Competing Proposal is received that the Dana board determines is superior (unless, in such an event, Dana or Eaton exercise their right to terminate the Merger Agreement, which, in the case of Dana, must be concurrent with Dana’s entry into a definitive written agreement with respect to a superior Competing Proposal). In addition, the Merger Agreement obligates Dana to pay Eaton a termination fee of $158.7 million in certain circumstances involving alternative acquisition proposals, which could deter third parties from proposing alternative acquisition proposals, including proposals that could result in greater value to Dana stockholders than the Transactions, and the payment of the termination fee could adversely affect Dana’s financial condition. In addition, certain provisions of the Tax Matters Agreement, which are intended to preserve the intended tax treatment of certain aspects of the Separation and the Distribution for U.S. federal income tax purposes, could discourage acquisition proposals for a period of time following the Transactions. Because the combined company will be a significantly larger company and have significantly more shares of common stock outstanding after the consummation of the Transactions, an acquisition of the combined company could become more expensive. As a result, some companies might not seek to acquire the combined company.

If the Merger is not completed by the Outside Date, Eaton or Dana may terminate the Merger Agreement.

Either Eaton or Dana may terminate the Merger Agreement if the Closing has not occurred on or prior to June 10, 2027 (subject to a three-month extension in connection with outstanding regulatory approvals or completion of the Distribution). Such termination right is not available to a party whose breach was the primary cause of the failure to close. If either party terminates the Merger Agreement, this could result in a material adverse impact on the results of operations of Dana or Eaton. See “The Transaction Agreements—The Merger Agreement—Termination.”

If the Distribution does not qualify as a transaction that is tax-free for U.S. federal income tax purposes under Section 355 of the Code, including as a result of actions taken in connection with the Separation or the Merger or as a result of subsequent acquisitions of shares of Eaton or SpinCo, then Eaton and/or Eaton shareholders that received shares of SpinCo common stock in the Distribution could be required to pay substantial U.S. federal income taxes, and, in certain circumstances, SpinCo could be obligated to indemnify the Additional Eaton Parties for taxes or certain tax-related losses arising from certain actions or failures to act by SpinCo, Dana or their respective affiliates.

The consummation of the Distribution is conditioned upon, among other things, the receipt by Eaton of the Spin-Off Tax Opinion. The Spin-Off Tax Opinion will be based on, among other things, current law and certain representations and assumptions as to factual matters made by Eaton, SpinCo and Dana. Any change in currently applicable law, which may be retroactive, or the failure of any representation or assumption to be true, correct and complete in all material respects, could adversely affect the conclusions reached in the Spin-Off Tax Opinion. The Spin-Off Tax Opinion will represent the judgment of Eaton Tax Counsel and will not be binding on the IRS or the courts, and the IRS or the courts may not agree with the conclusions reached in such opinions.

In general, if the Distribution was determined not to qualify as a transaction described in Section 355 of the Code, for U.S. federal income tax purposes each U.S. holder (as defined in the section entitled “U.S. Federal

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

Income Tax Considerations of the Distribution”) of Eaton Ordinary Shares who receives shares of SpinCo common stock in the Exchange Offer would generally be treated as recognizing taxable gain or loss equal to the difference between the fair market value of the shares of SpinCo common stock received by such U.S. holder in the Exchange Offer and its tax basis in the Eaton Ordinary Shares exchanged therefor, or, in certain circumstances, as receiving a taxable distribution equal to the fair market value of the shares of SpinCo common stock received by the U.S. holder in the Exchange Offer. Further, if the Exchange Offer were not fully subscribed and Eaton undertook the Clean-Up Spin-Off, each U.S. holder who receives shares of SpinCo common stock in the Clean-Up Spin-Off would generally be treated as receiving a taxable distribution equal to the fair market value of the shares of SpinCo common stock received by the U.S. holder in the Clean-Up Spin-Off.

In addition, if the Distribution was determined not to qualify as a transaction described in Section 355 of the Code, for U.S. federal income tax purposes, Eaton generally would recognize taxable gain with respect to the transfer of shares of SpinCo common stock in the Distribution, which could result in significant tax to the Eaton Group.

Furthermore, even if the Distribution otherwise qualifies as a transaction described in Section 355 of the Code, the Distribution would nonetheless be taxable to Eaton (but not to U.S. holders of Eaton Ordinary Shares) pursuant to Section 355(e) of the Code if one or more persons acquire a 50% or greater interest (measured by vote or value) in the shares of Eaton or SpinCo, directly or indirectly, as part of a plan or series of related transactions that includes the Distribution. For purposes of Section 355(e) of the Code, any acquisitions of Eaton Ordinary Shares or shares of SpinCo common stock, directly or indirectly, within the period beginning two years before the Distribution and ending two years after the Distribution are generally presumed to be part of such a plan, although Eaton may, depending on the facts and circumstances, be able to rebut that presumption. Further, for purposes of this test, the Merger will be treated as part of a plan that includes the Distribution, but it is expected that the Merger, standing alone, will not cause the Distribution to be taxable to Eaton under Section 355(e) of the Code because holders of shares of SpinCo common stock distributed to Eaton shareholders in the Distribution will own at least 50.1% of the outstanding common stock of SpinCo following the Merger. However, if the IRS were to determine that other acquisitions of Eaton Ordinary Shares, either before or after the Distribution, or shares of SpinCo common stock, after the Distribution, were part of a plan or series of related transactions that included the Distribution, such determination could result in the recognition of a significant amount of taxable gain by Eaton (but not by Eaton shareholders) for U.S. federal income tax purposes under Section 355(e) of the Code. See “U.S. Federal Income Tax Considerations of the Distribution—Treatment of the Distribution.”

Under the Tax Matters Agreement, SpinCo may be obligated, in certain cases and subject to certain limitations, to indemnify the Additional Eaton Parties against taxes and certain tax-related losses in connection with the Transactions that arise as a result of certain actions or failures to act by SpinCo, Dana or their respective affiliates. Any such indemnification obligation likely would be substantial and likely would have a material adverse effect on SpinCo. For further discussion on the post-Distribution restrictions and indemnifications obligations applicable to SpinCo and Dana, see “Additional Agreements Related to the Separation and the Merger—Tax Matters Agreement.”

Certain conditions to the completion of the Transactions may be waived.

The obligations of Eaton and Dana to complete the Distribution and the Merger are subject to a number of conditions, certain of which may be waived, in whole or in part, to the extent permitted by applicable law and the terms of the Separation Agreement and the Merger Agreement. Notably, Eaton’s obligation to complete the Distribution is conditioned on its receipt of the Eaton Tax Opinions and Dana’s receipt or waiver of the Merger Tax Opinion pursuant to the Merger Agreement, Eaton’s obligation to complete the Merger is conditioned on its receipt of the Eaton Tax Opinions, and Dana’s obligation to complete the Merger is conditioned on its receipt of the Merger Tax Opinion. To complete the Distribution, Eaton may waive its receipt of the Eaton Tax Opinions and Dana’s receipt of the Merger Tax Opinion pursuant to the Merger Agreement, and to complete the Merger,

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

Eaton may waive its receipt of the Eaton Tax Opinions and Dana may waive its receipt of the Merger Tax Opinion, in each case, without the consent of the other party and proceed to close the Transactions on that basis.

If Eaton or Dana were to waive the conditions for receipt of the Eaton Tax Opinions or the Merger Tax Opinion, as applicable, or if any other closing condition were waived, and the Transactions were consummated on that basis, Dana stockholders or Eaton shareholders, as applicable, could be adversely affected, including as a result of the Restructuring, the Distribution or the Merger being taxable, in whole or in part, to Eaton, certain Eaton subsidiaries, Eaton shareholders or Dana stockholders. Depending on the facts and circumstances giving rise to any such waiver, including the significance of the waived condition, Dana may be required under applicable law to recirculate this proxy statement/prospectus and resolicit the approval of Dana stockholders prior to completing the Merger, which could delay or jeopardize completion of the Transactions. There can be no assurance that Eaton or Dana will not waive one or more conditions to the Transactions, or that any such waiver will not adversely affect Dana stockholders or Eaton shareholders.

Some of Dana’s directors and executive officers have interests in seeing the Transactions completed that may be different from, or in addition to, those of other Dana stockholders and Eaton shareholders.

You should be aware that certain of Dana’s directors and executive officers have financial interests in the Transactions that may be different from, or in addition to, the interests of Dana’s stockholders and Eaton shareholders generally. These interests include, among others, the treatment of equity compensation awards held by Dana’s directors and executive officers in the Merger, the right of certain individuals to continue as directors or officers of the combined company following the Merger, potential severance and change-of-control benefits and the provision by the combined company of continued indemnification and directors’ and officers’ liability insurance for Dana’s and Eaton’s directors and officers. The members of the Dana board were aware of and considered these interests, among other matters, in reaching the determination to approve the terms of the Transactions, including the Merger, and in recommending to Dana’s stockholders that they vote to adopt the Merger Agreement and approve the Merger.

For a description and quantification of the benefits that Dana’s executive officers and directors may receive as a result of these interests, see “The Transactions—Interests of Dana’s Directors and Executive Officers in the Transactions.”

The calculation of the number of shares of SpinCo common stock to be issued in the Merger will not be adjusted if there is a change in the value of the Mobility Business or Dana before the Merger is completed.

The number of shares of SpinCo common stock to be issued in the Merger will not be adjusted based on a change in the value of the Mobility Business or its assets or in the value of Dana prior to the closing of the Transactions. Dana stockholders will receive a fixed number of shares of SpinCo common stock equal to the Merger Exchange Ratio, subject to certain adjustments, pursuant to the Merger rather than a number of shares with a particular fixed market value. As a result, the actual value of the shares of SpinCo common stock to be received by Dana stockholders in the Merger will depend on the value of the shares of SpinCo common stock at the time of the closing of the Merger, and may be more or less than the current value of the Dana common stock.

The trading prices of Dana common stock may not be an appropriate proxy for the prices of SpinCo common stock.

The calculated per-share value for SpinCo common stock is based on the trading prices for Dana common stock, which may not be an appropriate proxy for the prices of SpinCo common stock. There currently is no trading market for SpinCo common stock. Eaton believes, however, that the trading prices for Dana common stock are an appropriate proxy for the trading prices of SpinCo common stock because immediately following the consummation of the Distribution, Merger Sub will be merged with and into Dana, whereby Dana will continue as the surviving corporation and a wholly owned subsidiary of SpinCo. In the Merger, each outstanding share of

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

Dana common stock will be cancelled and retired and will cease to exist and the holders of shares of Dana common stock will receive the right to receive a number of fully paid and nonassessable shares of SpinCo common stock equal to the Merger Exchange Ratio (together with cash in lieu of any fractional shares). Prior to the Distribution, Eaton will cause the total number of shares of SpinCo common stock outstanding immediately prior to the Distribution to be that number that results in the Merger Exchange Ratio equaling one. As a result, each share of Dana common stock will be converted into one share of SpinCo common stock in the Merger. There can be no assurance, however, that SpinCo common stock after the Merger will trade on the same basis as Dana common stock trades prior to the Transactions. In addition, it is possible that the trading prices of Dana common stock prior to consummation of the Merger will not fully reflect the anticipated value of SpinCo common stock after the Merger. For example, trading prices of Dana common stock could reflect some uncertainty as to the timing or consummation of the Merger or could reflect trading activity by investors seeking to profit from market arbitrage.

Dana stockholders will not be entitled to appraisal rights in connection with the Transactions.

Appraisal rights are statutory rights that, if applicable under law, enable shareholders or stockholders to dissent from an extraordinary transaction, such as a merger, and to demand that the corporation pay the fair value for their shares as determined by a court in a judicial proceeding instead of receiving the consideration offered to stockholders in connection with the extraordinary transaction. Dana stockholders are not entitled to appraisal rights in connection with the Transactions.

Stockholder litigation could prevent or delay the closing of the Transactions or otherwise negatively impact the business and operations of Dana, Eaton or the Mobility Business.

The parties may incur costs in connection with the defense or settlement of any stockholder lawsuits filed in connection with the Transactions. Such litigation could have an adverse effect on the business, financial condition and results of operations of Dana, Eaton or the Mobility Business and could prevent or delay the consummation of the Transactions.

Negative publicity related to the Transactions may adversely affect Dana, Eaton and the combined company.

From time to time, political and public sentiment in connection with the Transactions may result in a significant amount of adverse press coverage and other adverse public statements affecting Dana and Eaton prior to the consummation of the Transactions, and affecting the combined company following the consummation of the Transactions. Adverse press coverage and public statements, whether or not driven by political or popular sentiment, may also result in legal claims or in investigations by regulators, legislators and law enforcement officials. Responding to these investigations and lawsuits, regardless of the ultimate outcome of the proceedings, can divert the time and effort of senior management from operating their businesses. Addressing any adverse publicity, governmental scrutiny or enforcement or other legal proceedings could be time-consuming and expensive and, regardless of the factual basis for the assertions being made, could have a negative impact on the reputation of Dana and Eaton prior to the consummation of the Transactions, and the reputation of the combined company following the consummation of the Transactions, on the morale and performance of their employees and on their relationships with regulators, suppliers and customers. It may also have a negative impact on their ability to take timely advantage of various business and market opportunities. The direct and indirect effects of negative publicity, and the demands of responding to and addressing it, may have a material adverse effect on Dana’s and Eaton’s respective business, results of operations, financial condition or cash flows prior to the consummation of the Transactions, and on the combined company’s business, results of operations, financial condition or cash flows following the consummation of the Transactions.

Risks Relating to the Combined Company

Unless otherwise indicated or the context requires otherwise, references in this section to “we”, “our” or “us” refer to the combined company of the Mobility Business and Dana following the Transactions.

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

Risks Relating to the Combined Company in Connection with the Transactions

If the Transactions are completed, we may not realize the anticipated financial and other benefits, including growth opportunities, expected from the Transactions.

We expect that, following consummation of the Transactions, we will realize synergies, growth opportunities and other financial and operating benefits as a result of the Transactions. Our success in realizing these benefits, and the timing of their realization, depends, among other things, on the successful integration of the business operations of the Mobility Business with Dana. Even if we are able to integrate the Mobility Business with Dana successfully, Dana and Eaton cannot predict with certainty if or when these synergies, growth opportunities and other benefits will be realized, or the extent to which they will actually be achieved. For example, the benefits from the Transactions may be offset by costs incurred in integrating the Mobility Business with Dana or in otherwise consummating the Transactions. Realization of any synergies, growth opportunities or other benefits could be affected by the factors described in other risk factors and a number of factors beyond our control, including, without limitation, general economic conditions, increased operating costs and regulatory developments.

The integration of the Mobility Business with Dana following the Transactions, as well as any future acquisitions or strategic investments, may present significant challenges, and the failure to successfully integrate businesses could have a material adverse effect on our business, financial condition or results of operations.

Each of Dana and the Mobility Business have acquired businesses in the past, and we may complete additional acquisitions and investments in the future that complement or expand our businesses. The success of these transactions depends, in part, on our ability to successfully complete such transactions, integrate acquired businesses with our existing operations and develop satisfactory working arrangements with strategic partners. In particular, there is a significant degree of difficulty inherent in the process of integrating the Mobility Business with Dana following the Transactions. These difficulties include:

•	the integration of the Mobility Business with Dana’s current businesses while carrying on the ongoing operations of all businesses;

•	the risk of lost sales, customers or business opportunities as a result of customers of Dana or the Mobility Business deciding not to do business with the combined company;

•	managing a significantly larger and more complex company than before the consummation of the Transactions, including aligning and executing the strategy of the combined company;

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integrating the business cultures, personnel and workforces of each of the Mobility Business and Dana, which could prove to be incompatible, while maintaining focus on providing consistent, high-quality products and services to customers;

•	creating uniform standards, controls, procedures, policies, compensation structures and information systems and controlling the costs associated with such matters;

•	the ability to ensure the effectiveness of internal control over financial reporting across the combined company;

•	integrating certain manufacturing, logistics, information technology, communications, purchasing, accounting, finance, sales, billing, human resources, payroll and regulatory compliance systems;

•	performance shortfalls as a result of the diversion of management and employee attention caused by integrating the operations of the Mobility Business with Dana’s operations;

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the risk that the term of any transition services arrangement is insufficient for the combined company to develop its infrastructure and other business functions or that the combined company is unable to sustain services at the same levels or obtain the same benefits available under such arrangements;

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

•	the potential difficulty in retaining key officers and personnel of Dana and the Mobility Business and hiring replacements with adequate technical expertise; and

•	potential unknown liabilities and unforeseen expenses, delays or regulatory conditions associated with the Transactions.

The process of integrating operations could result in significant costs and cause an interruption of, or loss of momentum in, the activities of the Mobility Business, Dana’s business or any business we may acquire in the future. Members of our senior management may be required to devote considerable amounts of time to integration processes, which could decrease the time they will have to manage our business, serve the existing business or operations of Dana or the Mobility Business or develop new products or strategies. We could encounter unexpected difficulties in completing transactions and integrating acquired businesses with our existing operations, including diversion of management attention, difficulties in achieving anticipated cost savings or revenue enhancements, loss of key employees of the acquired business and assumption of unknown liabilities. If our senior management is not able to effectively manage the integration process, or if any significant business activities are interrupted as a result of integration, the existing business of Dana, the Mobility Business or any acquired business could be materially adversely affected.

The successful integration of the Mobility Business and Dana, as well as any businesses we may acquire in the future, cannot be assured. The failure to do so could have a material adverse effect on our business, financial condition or results of operations after the Transactions.

We may incur additional costs and charges as a result of restructuring activities related to our manufacturing operations and supply chain as well as in order to streamline ancillary business functions that are intended to reduce ongoing costs, and those restructuring activities also may be disruptive to the combined company’s business and may not result in anticipated cost savings.

We expect to undertake various measures with regard to our manufacturing operations and supply chain, including, without limitation, site rationalization, plant floor automation, procurement savings and freight optimization. We also expect to streamline ancillary business functions, which may include commercial infrastructure, service and technology functions, inside sales, sales operations, digital infrastructure and central service oversight. We expect to incur additional costs and restructuring charges in connection with the measures described above as well as other cost reduction measures that could adversely affect our future earnings and cash flows. Furthermore, such actions may be disruptive to our business. Any prolonged disruption to the operations of the combined company could adversely impact our business, financial condition and results of operations. In addition, we may not realize the cost savings that we expect to realize as a result of such actions. These activities require substantial management time and attention and may divert management from other important work or result in a failure to meet operational targets. Moreover, we could encounter changes to, or delays in executing, any restructuring plans, any of which could cause disruption and additional unanticipated expense.

We will be responsible for all SpinCo Liabilities following the completion of the Transactions, and the SpinCo Assets are being conveyed to us on an “as is,” “where is” and “with all faults” basis.

As described in “The Transaction Agreements—The Separation Agreement,” in connection with the Separation, we will generally assume and be responsible for any liabilities that arise relating to the ownership, operations or conduct of the Mobility Business following the Distribution. The Separation Agreement also provides that the SpinCo Assets are being conveyed to us on an “as is,” “where is,” “with all faults” basis. Although Eaton is subject to certain indemnification obligations in our favor under the Separation Agreement, these are generally limited to indemnification for certain indemnifiable losses to the extent relating to, arising out of or resulting from any breach by Eaton of any provision of the Separation Agreement, liabilities related to Eaton’s retained businesses and specified liabilities of the Mobility Business arising prior to the Distribution. See “The Separation Agreement” for a description of the liabilities that SpinCo is assuming in the Transactions.

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

In addition, although the Merger Agreement contains certain representations and warranties about the Mobility Business, the representations and warranties were made only as of the times set forth therein and will not survive the effective time of the Merger. Accordingly, we will have no remedies against Eaton with respect to any breach of Eaton’s or SpinCo’s representations in the Merger Agreement after the effective time of the Merger, except for certain rights under applicable law to bring a claim for intentional fraud with respect to any representation or warranty made in the Merger Agreement. While we expect to enter into a representations and warranties insurance policy in connection with the closing of the Transactions, that policy is subject to an aggregate recovery cap and further subject to certain exclusions and a deductible, such that we may not fully recover under the policy for losses resulting from a breach of Eaton’s or SpinCo’s representations in the Merger Agreement.

As such, notwithstanding whether any SpinCo liability or any issue with a SpinCo asset is related to a breach of a representation or warranty in the Merger Agreement, we will bear full responsibility (vis a vis Eaton) for any and all SpinCo liabilities and any liabilities, contingencies or other losses with respect to SpinCo assets following the completion of the Transactions. To the extent any SpinCo liabilities are larger than anticipated, or any liability, contingency or loss with respect to a SpinCo asset prohibits the Mobility Business from operating as planned, they could have a material adverse impact on our business, financial condition and results of operations.

Although Eaton has agreed to retain, and certain of its subsidiaries have agreed to indemnify us for, asbestos-related liabilities, we could still be subject to liability for these matters, and that indemnity may not fully protect us.

Under the Separation Agreement, liabilities arising out of the manufacture, distribution, handling, use or sale of asbestos or asbestos-containing products, or related exposure, prior to the Distribution (including at facilities currently or formerly owned, operated or used by Eaton or SpinCo) are retained by Eaton and will not be assumed by us. The Additional Eaton Parties (referred to in the Separation Agreement as the “Eaton Indemnitors”) have agreed to indemnify us, on an uncapped basis, for these retained liabilities. Notwithstanding this contractual allocation and indemnity:

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Asbestos-related claims typically involve long latency periods between exposure and the manifestation of disease, and we expect that additional claims relating to conduct or exposure occurring prior to the Distribution may continue to be asserted for years or decades after the Distribution;

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plaintiffs may name us or our subsidiaries as defendants in asbestos-related litigation notwithstanding that the Separation Agreement allocates the related liability to Eaton, including under theories of successor or joint liability, and, if named, we would need to seek indemnification from the Eaton Indemnitors, which may involve significant expense, delay, and the risk of disputes over whether a particular claim falls within the scope of the retained-liability schedules to the Separation Agreement; and

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our indemnification right for these matters runs only against the Eaton Indemnitors, and not against Eaton or other members of the Eaton Group; if the Eaton Indemnitors are unwilling or unable to satisfy their indemnification obligations (whether because of financial distress, insolvency, a coverage or scope dispute, or otherwise) we would bear the resulting losses, subject only to our right to pursue the Eaton Indemnitors for breach.

If we become subject to material asbestos-related liabilities that we are unable to recover in full and on a timely basis from the Eaton Indemnitors, our business, financial condition, results of operations and cash flows could be materially and adversely affected. In addition, the Additional Eaton Parties’ failure to perform their indemnification obligations under the Separation Agreement may have material adverse effects on our business and financial condition, results of operations and cash flows, including by requiring us to recognize significant long-term liabilities on our combined balance sheet and/or expend cash to satisfy indemnifiable liabilities. The amount of these liabilities will be dependent on factors outside of our control, including Eaton’s direction of

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

claims underlying the indemnifiable liabilities. The indemnification from the Additional Eaton Parties may not be sufficient to fully protect us from all the underlying asbestos-related liabilities or other adverse impacts related thereto, which could have a significant negative impact on the calculation of key financial ratios and other metrics that are important to investors, rating agencies and security analysts in evaluating our creditworthiness and the value of our securities. Accordingly, our access to capital to fund our operations may be materially adversely affected and the value of your investment in our company may decline.

Following consummation of the Transactions, SpinCo and Dana will each be required to abide by potentially significant restrictions that could limit the combined company’s ability to undertake certain corporate actions (such as the issuance and/or repurchase of SpinCo common stock or the undertaking of certain business combinations) that otherwise could be advantageous.

The Tax Matters Agreement will impose certain restrictions on the combined company during the two-year period following the Distribution, subject to certain exceptions, with respect to actions that could cause the Separation to fail to qualify for its intended tax treatment. As a result of these restrictions, the combined company’s ability to engage in certain transactions, such as the issuance, repurchase, or purchase of stock or certain business combinations, may be limited. SpinCo or Dana may be permitted to engage in certain actions otherwise restricted under the Tax Matters Agreement if, prior to taking any such actions, SpinCo or Dana receive a favorable private letter ruling from the IRS or other applicable tax authority or an unqualified will-level tax opinion, in each case, in form and substance satisfactory to Eaton in its discretion, unless Eaton waives such requirement.

If the Separation became taxable, Eaton or certain Eaton subsidiaries would be expected to recognize a substantial amount of gain, which would result in a material amount of taxes. If SpinCo or Dana take or omit to take any actions enumerated in the Tax Matters Agreement, or if certain events relating to SpinCo occur that would cause the Separation to become taxable, the party whose actions or omissions (or event relating to) caused the Separation to become taxable generally will be required to bear the cost of any resulting tax liability of the Eaton Group (but not its shareholders). Such taxes would be expected to be material to the combined company, and could cause its business, financial condition and operating results to suffer. These restrictions may reduce the combined company’s ability to engage in certain business transactions that otherwise might be advantageous to it, which could adversely affect the combined company’s business, results of operations, or financial condition. For further details relating to SpinCo’s and Dana’s indemnification obligations and restrictions on the combined company, see “Additional Agreements Related to the Separation and the Merger—Tax Matters Agreement.”

We may be negatively impacted if we are unable to provide benefits and services, or access to equivalent financial strength and resources, to the Mobility Business that historically have been provided by Eaton.

The Mobility Business has historically received benefits and services from Eaton and has benefited from Eaton’s financial strength, purchasing power and extensive network of service offerings and broader business relationships. After the Transactions, the Mobility Business will become part of the combined company, and the Mobility Business will no longer benefit from Eaton’s services or financial strength or have access to Eaton’s purchasing leverage, business relationships or contract terms outside of the Mobility Business. While Eaton has agreed to provide certain transition services to SpinCo for a period of time following the consummation of the Transactions, it cannot be assured that we will be able to adequately or timely replace or provide resources formerly provided by Eaton, or replace them at the same or lower cost. If we are not able to replace the resources provided by Eaton or are unable to replace them without incurring significant additional costs or is delayed in replacing the resources provided by Eaton, our results of operations may be negatively impacted.

Certain contracts, arrangements or rights used in the Mobility Business may require third-party consents, replacement arrangements or renegotiation in connection with the Separation or the Transactions, and there can be no assurance that such consents will be obtained or that any replacement or renegotiated arrangements will be available on terms as favorable as those historically available to Eaton or the Mobility Business. Any inability to

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

obtain required consents or replacement arrangements, or any material worsening of contract terms, could increase costs, reduce revenues or otherwise adversely affect our business, financial condition and results of operations.

The historical financial information of SpinCo may not be representative of its results if it had been operated as a standalone business or as part of the combined company, and as a result, may not be a reliable indicator of our future results.

The Mobility Business is currently operated through various subsidiaries of Eaton, many of which also operate other businesses of Eaton and will not be transferred to SpinCo in connection with the Transactions. Consequently, the financial information of SpinCo included in this prospectus has been derived from the consolidated financial statements and accounting records of Eaton and reflects assumptions and allocations made by Eaton. The financial position, results of operations and cash flows of SpinCo presented may be materially different from those that would have resulted if the Mobility Business had been operated as a standalone company or by a company other than Eaton. For example, in preparing the financial statements of SpinCo, Eaton made an allocation of Eaton costs and expenses that are attributable to the Mobility Business. However, these costs and expenses reflect the costs and expenses attributable to the Mobility Business as part of a larger organization and do not necessarily reflect costs and expenses that would be incurred by the Mobility Business had it been operated as part of an organization of the nature, size and scale of the combined company, and thus may not reflect costs and expenses that would have been incurred had the Mobility Business been operated as a part of the combined company. As a result, the historical financial information of the Mobility Business may not be a reliable indicator of the future results of the Mobility Business as a part of the combined company, or the results the Mobility Business would have historically achieved for the periods indicated therein as a standalone business.

The unaudited pro forma condensed combined financial statements included in this prospectus are based in part on certain assumptions regarding the Transactions and may not be indicative of our future operating performance.

The unaudited pro forma condensed combined financial statements presented in this prospectus combine the separate historical financial statements of SpinCo and Dana that are included or incorporated by reference in this prospectus, respectively, and are not necessarily indicative of what our financial position or results of operations would have been had the Merger occurred as of the date or for the periods presented. The unaudited pro forma condensed combined financial statements also do not indicate what our financial position or results of operations will be in the future.

We expect to account for the Merger as an acquisition by Dana of SpinCo, with Dana being the accounting acquirer. Following the effective date of the Merger, we expect to complete the purchase price allocation for the acquisition of SpinCo after determining the fair value of SpinCo’s assets and liabilities. The final purchase price allocation may be different from the preliminary one reflected in the unaudited pro forma purchase price allocation presented in this prospectus, and this difference may be material.

In connection with the purchase price allocation, our management will make significant accounting judgments and estimates in connection with the application of acquisition accounting under U.S. GAAP and the underlying valuation models. Our business, financial condition and results of operations could be materially adversely impacted in future periods if our management’s accounting judgments and estimates related to these models prove to be inaccurate.

The unaudited pro forma condensed combined financial statements do not reflect the costs of any integration activities or incremental capital expenditures that Dana management believes are necessary to realize the anticipated synergies from the Transactions. Accordingly, the unaudited pro forma condensed combined financial statements included in this prospectus do not reflect what our results of operations or operating

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

condition would have been had SpinCo and Dana been a consolidated entity during all periods presented, or what our results of operations and financial condition will be in the future.

We may be required to recognize impairment charges for goodwill and other intangible assets.

The Transactions will add substantial goodwill and other intangible assets to our consolidated balance sheet. In accordance with U.S. GAAP, management will periodically assess these assets to determine if they are impaired. Significant negative industry or economic trends, disruptions to our business, inability to effectively integrate the Mobility Business with Dana’s business, unexpected significant changes or planned changes in use of the assets, divestitures and market capitalization declines may result in the required impairment of goodwill and other intangible assets. Any charges relating to such impairments would adversely affect results of operations in the periods recognized.

We expect to incur a substantial amount of indebtedness in connection with the Transactions, which could adversely affect our operational flexibility, liquidity and borrowing costs.

In connection with the Transactions, we expect to incur a substantial amount of indebtedness to fund the SpinCo Cash Payment, consummate the Dana Refinancing and pay fees and expenses related to the Transactions. The final terms and cost of such indebtedness remain uncertain and will depend on market conditions and financing arrangements at or around the time of the Closing. Our ability to make required payments of principal and interest on our indebtedness will depend on our future performance, which, to a certain extent, is subject to general economic, financial, competitive and other factors beyond our control. We cannot assure you that our business will generate cash flow from operations, or that future borrowings will be available under our credit facilities, in an amount sufficient to enable us to service our indebtedness or fund our other liquidity needs.

In addition, our credit facilities and other debt agreements will contain financial and/or restrictive covenants that could limit our ability to, among other things, incur additional indebtedness, make investments, pursue acquisitions, return capital to stockholders, dispose of assets or take other actions that we otherwise may believe are beneficial to our business. Our failure to comply with such covenants could result in an event of default that, if not cured or waived, could result in the acceleration of indebtedness or otherwise materially adversely affect our business, financial condition, results of operations and debt service capability.

Our substantial indebtedness following the consummation of the Transactions, together with external factors beyond our control, including conditions in the credit and capital markets and changes in interest rates, may also reduce our flexibility to respond to changing business and economic conditions, lower our credit ratings, increase our borrowing costs, restrict our access to capital, impair our ability to refinance indebtedness on acceptable terms, require us to reduce or delay investments, strategic acquisitions, capital expenditures or other uses of capital or seek additional capital to refinance our indebtedness. Any of the foregoing could materially adversely affect our business, financial condition, results of operations and cash flows.

There is currently no public market for SpinCo common stock, and SpinCo cannot be certain that an active trading market will develop or be sustained after the Distribution and the Merger. Following the Distribution and the Merger, the market price of SpinCo common stock may fluctuate significantly.

Although Dana common stock currently trades on the NYSE, there is currently no public market for SpinCo common stock. SpinCo expects that SpinCo common stock will be listed on the NYSE under the ticker symbol “DAN” following completion of the Transactions. However, SpinCo cannot predict the extent to which investor interest will lead to the development of an active trading market for SpinCo common stock or how liquid that market may become. If an active trading market does not develop or is not sustained, holders of SpinCo common stock may have difficulty selling their shares, and the market price of SpinCo common stock may be adversely affected.

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

The market price of SpinCo common stock after the Distribution and the Merger may fluctuate significantly as a result of many factors, some of which are beyond SpinCo’s control. These factors may include, among others, the combined company’s actual or anticipated operating results; the combined company’s ability to realize the anticipated benefits of the Transactions, including anticipated synergies; changes in earnings estimates or recommendations by securities analysts; changes in market valuations of companies in the industries in which the combined company will operate; developments affecting Dana, the Mobility Business or their respective customers, suppliers or competitors; general economic, industry and market conditions; and sales or expected sales of SpinCo common stock by stockholders following the Transactions.

In addition, the market price of SpinCo common stock following completion of the Transactions may be affected by factors different from those affecting the market price of Dana common stock before the Merger. Following the Transactions, holders of SpinCo common stock will own interests in a combined company operating an expanded business with a different mix of assets, risks and liabilities than Dana or the Mobility Business had prior to the Transactions. Accordingly, the historical trading price of Dana common stock may not be indicative of the market price of SpinCo common stock following completion of the Transactions.

Substantial sales of SpinCo common stock may occur in connection with or following the Distribution and the Merger, which could cause the market price of SpinCo common stock to decline.

The shares of SpinCo common stock issued to Eaton shareholders in the Distribution and issued to Dana stockholders in the Merger generally will be eligible for immediate resale. Some former Eaton shareholders or former Dana stockholders may not wish to continue to hold shares of SpinCo common stock following the Transactions. For example, certain Eaton shareholders may sell shares of SpinCo common stock because the combined company’s business profile, market capitalization, dividend policy or other characteristics do not fit their investment objectives or because SpinCo is not included in the index in which they invest. Similarly, certain former Dana stockholders may sell shares of SpinCo common stock because they do not wish to invest in the combined company following the Transactions.

Sales of a substantial number of shares of SpinCo common stock in the public market following completion of the Transactions, or the perception that such sales may occur, could cause the market price of SpinCo common stock to decline. SpinCo cannot predict whether, when or in what amounts holders of shares of SpinCo common stock may sell their shares following the Transactions.

Dana stockholders’ percentage ownership interest in SpinCo following the Merger will be less than their current ownership in Dana.

Based on the Merger Exchange Ratio, which is subject to adjustment under limited circumstances as provided in the Merger Agreement, immediately following the Merger, former Dana stockholders will own, in the aggregate, 49.9% of the issued and outstanding shares of SpinCo common stock, and former Eaton shareholders will own 50.1% of the issued and outstanding shares of SpinCo common stock, in each case, on a fully diluted basis. See “The Transaction Agreements—the Merger Agreement—Merger Consideration.” Consequently, former Dana stockholders, as a group, will have less ability to exercise influence over the management and policies of the combined company following the Merger than they currently have over Dana.

Risks Relating to the Combined Company’s Business

Our financial performance is directly affected by global vehicle production volumes and demand in the passenger and commercial vehicle markets we serve, which are cyclical and influenced by macroeconomic, industry and customer-specific factors beyond our control.

Our net sales are primarily derived from the sale of drivetrain, powertrain, sealing and thermal management, engine, electrical and electronic components and systems that create, manage and deliver mechanical and

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

electrical power across vehicles to OEMs, including Tier 1 system integrators, and to participants in the aftermarket channels, including distributors, independent retailers and others, for use in passenger vehicles, commercial vehicles and specialty applications. Our product portfolio includes axles, driveshafts, transmissions, clutches, differentials, engine components, high-voltage connectors, power distribution units, sealing solutions, thermal management products, motors, inverters, controllers and related electrification systems. As a result, our sales volumes are closely tied to OEM production schedules and overall vehicle build rates in the markets we serve. We generally do not control vehicle production volumes, platform continuation decisions or end-customer demand, and we typically do not have guaranteed minimum purchase commitments from our customers.

The passenger and commercial vehicle industries are cyclical and have historically experienced significant fluctuations in production volumes and demand. Vehicle production levels are influenced by numerous factors, including general economic conditions, industrial output, freight volumes, fleet utilization rates, consumer confidence, interest rates, access to financing, fuel prices, regulatory developments, emissions standards, infrastructure investment and geopolitical conditions. A slowdown in global or regional economic activity, reduced industrial production or declines in freight and logistics activity may lead OEMs to reduce build schedules, delay new program launches or discontinue platforms, which would directly reduce demand for our products. It could also cause our customers and suppliers to experience severe financial distress, including bankruptcy.

Demand in commercial vehicle markets, in particular, is closely correlated with freight demand, underlying economic activity, including construction spending, infrastructure investment and industrial production and fleet replacement cycles. Periods of economic uncertainty or contraction often result in order cancellations, delayed fleet purchases and reduced vehicle production. In addition, OEMs and their dealers may undertake inventory corrections or destocking actions in response to weaker end-market demand or excess channel inventory, which can result in abrupt reductions in production volumes and corresponding decreases in our sales.

Our manufacturing operations involve significant fixed costs, and reductions in production volumes may adversely affect our margins due to underutilization of capacity. Because our products are typically integrated into specific vehicle platforms and production programs, a reduction in production volumes for those platforms may have a disproportionate impact on our net sales. Lower production volumes may also reduce our ability to recover fixed manufacturing costs, leading to lower capacity utilization, margin compression and, in certain circumstances, restructuring charges, asset impairments or workforce adjustments. If declines in vehicle production volumes are sustained or more severe than anticipated, our financial condition, results of operations and cash flows could be materially adversely affected.

A significant portion of our net sales is derived from large OEM customers, and the loss of, or a substantial reduction in business from, any of these customers could materially adversely affect our financial condition, results of operations and cash flows.

Our business is characterized by a concentrated customer base typical of the global passenger and commercial vehicle industries. Approximately 77% of the Mobility Business’ net sales for the year ended December 31, 2025 were derived from OEM customers, with the remainder having been derived from aftermarket customers. Sales to the Mobility Business’ five largest customers collectively accounted for approximately 34% of the Mobility Business’ net sales for the year ended December 31, 2025. Sales to Dana’s ten largest customers accounted for 76% of Dana’s net sales for the year ended December 31, 2025.

Our relationships with OEM customers are typically governed by supply agreements and purchase orders tied to specific vehicle platforms and production schedules. These arrangements generally do not guarantee minimum purchase volumes. Subject to the applicable contractual provisions, OEM customers typically retain the ability to adjust production volumes, delay vehicle launches, shift sourcing among suppliers, insource certain components or reduce, modify or terminate orders and programs on limited notice. As a result, a significant OEM customer may reduce or discontinue its purchases with little advance warning, which could adversely affect our net sales and profitability.

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The loss of business from a significant OEM customer could occur for a variety of reasons, including the failure to win a new platform award, the resourcing of existing programs to a competitor, adverse performance or quality issues, the introduction of alternative technologies, a strategic shift by the customer toward greater vertical integration, reduction in realized market consumption of a particular platform as compared to forecasted volumes or the customer’s financial distress. Because our products are often engineered into specific platforms, the loss of a platform award can result in a multi-year reduction in net sales until replacement business is secured, if at all.

The concentrated customer base typical of the global passenger and commercial vehicle industries also increases our exposure to commercial pressure. Large OEM customers typically seek annual price reductions and productivity commitments over the life of a vehicle program. Where our net sales are concentrated among a small number of customers, our negotiating leverage may be limited, particularly in competitive bidding environments. If we are unable to offset customer-mandated price reductions with cost savings or operational efficiencies, our margins may decline. Conversely, refusal to agree to requested commercial concessions may result in the loss of existing or future business.

In addition, OEM customers frequently seek to allocate warranty, recall and other field-related costs to suppliers. A significant quality issue affecting a concentrated customer account could therefore have a disproportionate impact on our financial results. The loss of, or a significant decline in sales to, any of our major OEM customers could materially adversely affect our financial condition, results of operations and cash flows.

Our business depends on winning and successfully executing platform awards and program nominations, and our failure to win or maintain such awards could materially adversely affect our future net sales and profitability.

In the passenger and commercial vehicle industries, suppliers typically compete for business through OEM nomination processes tied to specific vehicle platforms and production programs. These awards are often made several years prior to production and require suppliers to commit substantial engineering, validation, tooling and capital resources in advance of realizing net sales. Our ability to sustain and grow our net sales depends on successfully securing new platform awards, maintaining incumbent positions on existing platforms and expanding our content per vehicle where possible. Net sales associated with awarded programs is typically concentrated within specific vehicle platforms, and the loss of a significant platform award or lower-than-expected production volumes on a major platform could materially impact our results of operations.

Platform awards are competitive and are based on multiple criteria, including product performance, technological capability, cost, manufacturing footprint, global service support and the supplier’s financial stability. Even where we have historically supplied a particular OEM or platform, there is no assurance that we will retain that business in subsequent model cycles. OEMs regularly rebid programs to improve cost competitiveness, introduce new technology or rationalize their supplier base.

The economics of a platform award depend on achieving anticipated production volumes over the life of the program. If actual volumes are materially lower than forecasted due to market conditions, competitive dynamics or regulatory changes, we may not recover the full amount of our up-front investments, such as in engineering, custom-ordered and long-lead time components, and capital investments. In certain cases, we may have limited ability to redeploy dedicated tooling, supplies, or equipment to alternative programs, which could result in asset impairments or underutilized capacity and/or margin compression.

Our products are integrated into specific vehicle platforms and production programs. OEM customers retain discretion to modify, delay, curtail or discontinue vehicle platforms for a variety of reasons, including shifts in consumer demand, regulatory changes, supply chain constraints, cost considerations, strategic reprioritization or performance issues. Such actions may be induced by changes in end-market demand, including cyclical declines in passenger or commercial vehicle production. If an OEM reduces production volumes, accelerates a platform’s

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phase-out, eliminates certain configurations, redesigns a vehicle architecture in a way that reduces our content per vehicle or cancels a program, our expected net sales from that platform could be materially reduced or eliminated. In certain programs, we may incur tooling expenditures in advance of production launch or rely on customer reimbursement arrangements, and delays, disputes or modifications to production schedules may affect the timing or recoverability of such tooling costs.

Our net sales per vehicle depend not only on overall vehicle production volumes and our ability to win program awards, but also on the level of content we supply for each vehicle platform. OEM customers may redesign vehicle architectures, simplify drivetrain systems, vertically integrate certain components, adopt alternative propulsion technologies or standardize systems across platforms in ways that reduce our content per vehicle. Even if we retain a program award or overall vehicle production volumes remain stable, reductions in the number or value of components we supply per vehicle could adversely affect our net sales, margins and growth prospects. Our ability to grow net sales and expand margins depends in part on increasing or maintaining content per vehicle across key platforms, and reductions in content opportunities could materially adversely affect our financial condition, results of operations and cash flows.

Platform transitions also present execution risks. New product launches may require rapid ramp-up of manufacturing operations, validation of new processes and coordination with OEM production schedules. Delays, quality issues or supply chain disruptions during launch phases can result in penalties, expedited freight costs, reputational harm and strained customer relationships. A failure to execute new platform launches effectively could impair our ability to win future business and materially adversely affect our financial condition, results of operations and cash flows.

In addition, while we seek to negotiate the best possible terms, in some commercial arrangements, we have negotiated exclusivity, preferred vendor and non-competition agreements that are favorable to us while in other instances, counterparties to some of our commercial arrangements have imposed, and may in the future impose, such provisions upon us, including most-favored-customer price protection. Certain commercial arrangements may restrict our ability to sell our products on terms favorable to us, in certain geographies or at all, which could materially adversely affect our net sales and our ability to grow our business.

A significant portion of our net sales and earnings is derived from our aftermarket business, and competitive, structural and technological developments affecting the aftermarket, or our failure to execute our aftermarket growth strategy, could materially adversely affect our business and results of operations.

The aftermarket business represents, and will continue to represent, a meaningful portion of net sales and is expected to continue to contribute significantly to our margins, and our strategy contemplates meaningful expansion of aftermarket revenue over time. Demand for aftermarket parts and services depends on factors that are outside of our control, including the size, age, mix and utilization of the installed base of vehicles using our components, vehicle maintenance and replacement cycles, the durability and longevity of our products as experienced in actual use by vehicle owners, and general economic conditions affecting fleet operators and vehicle owners. In addition, over the longer term, the increasing penetration of electrified vehicles, which generally contain fewer wear-prone mechanical components than internal combustion vehicles, may reduce demand for certain of our traditional aftermarket products. A reduction in the installed base, improvements in product durability, deferral of maintenance, or other changes in these factors could reduce aftermarket demand.

The aftermarket is competitive and fragmented. We compete not only with OEMs and other original component suppliers but also with independent manufacturers and distributors of will-fit, all-makes and competitive replacement parts, many of which may offer products at lower prices. Our aftermarket growth strategy involves several concurrent initiatives, including broadening our product coverage through all-makes offerings. Any such initiatives to increase our aftermarket business will likely require us to develop new customer and distributor relationships and to invest in new physical and digital infrastructure, all of which involve execution risk and upfront costs that may not generate anticipated returns. Our aftermarket expansion

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initiatives may not achieve customer acceptance, and we may face challenges differentiating our offerings from established competitors. If our aftermarket expansion initiatives do not achieve anticipated results, or if competitive, structural, or technological developments erode the value of our aftermarket platform, our business, financial condition, results of operations, and cash flows could be materially adversely affected.

We are subject to ongoing pricing pressure and annual productivity requirements from OEM customers, which may reduce our net sales and our margins and adversely affect our profitability.

OEM customers operate in highly competitive markets and seek to reduce vehicle production costs on an ongoing basis. As a result, it is customary for suppliers to agree to annual price reductions, productivity targets or other commercial concessions over the life of a vehicle program. These requirements may be formalized in supply agreements, contained in standard OEM terms and supplier requirements, or may arise through periodic negotiations.

Any price reductions will result in lower net sales and potentially reduce our margins. Our ability to maintain or improve margins depends in part on achieving internal cost reductions through operational efficiencies, supply chain optimization, design improvements and procurement savings. However, cost reductions may not be sufficient to offset customer-mandated price reductions, particularly in periods of inflationary pressure affecting raw materials, labor, logistics or energy. In addition, there may be timing mismatches between when we are required to implement price reductions and when cost savings are realized.

Furthermore, OEM customers may seek retroactive price adjustments, cost recovery concessions or commercial settlements in response to their own financial pressures. Our exposure to concentrated OEM customers may limit our ability to resist such demands. Sustained pricing pressure, without commensurate cost reductions, could materially adversely affect our financial condition and results of operations.

Our operations are subject to risks associated with raw material and component availability and cost volatility, including exposure to metals and components critical to our products, costs of labor, transportation and energy.

The manufacture of our components and systems requires substantial quantities of raw materials and components, including steel and products containing steel, forgings, castings, bearings, semiconductors, magnets and related rare earth materials, aluminum, copper, nickel, brass, plastics and other specialized inputs. Availability and pricing of these materials and components are subject to global market conditions, supplier capacity constraints, geopolitical developments, trade policies and energy costs.

Volatility in commodity prices, including as a result of changes in trade laws and tariffs, can increase our input costs, and we may not be able to fully or timely recover such increases from customers. Certain supply agreements may not contain automatic pass-through mechanisms or may require negotiation to implement price adjustments. If cost recovery is delayed, limited or unsuccessful, our margins may be adversely affected.

We may also experience labor shortages in certain geographies and increased competition for qualified candidates. These shortages could adversely affect our ability to meet customer demand and increase labor costs, which would reduce our profitability. Freight costs may increase because of shipping container and truck driver shortages and port congestion, which can result from supply chain disruptions caused by regional or global public health crises and conflicts. We may also incur significant premium freight costs when customer order patterns change frequently.

In addition, shortages of components or disruptions at key suppliers could impair our ability to manufacture and deliver products in accordance with customer schedules. Such disruptions may require us to source components at higher cost, incur expedited freight charges or temporarily curtail production. Prolonged supply chain disruptions could lead to lost sales, customer dissatisfaction and reputational harm. Certain of our products

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rely on specialized power electronics components sourced from a limited number of suppliers, increasing our exposure to supply constraints and allocation risk.

Moreover, a substantial portion of annual cost of sales is driven by the purchase of goods and services. To manage and minimize these costs, we have been consolidating our supplier base. As a result, we are, and expect to continue to be, dependent on single sources of supply for some components of our products. A significant or prolonged shortage of critical components from a sole-source supplier, if we were unable to procure those components elsewhere, could prevent us from meeting production schedules for some of our key products and shipping them to customers on time, which would adversely affect our sales, profitability and customer relations. Moreover, OEM production part approval processes often require long lead time product testing and component part validation. In situations where resourcing to an alternative supplier is required, that change can be time consuming, dependent upon OEM approval, and subject to testing and validation costs.

If a critical supplier experiences financial distress, operational failure, natural disaster, cyber incident or regulatory action, we may be unable to obtain necessary inputs in a timely manner or at commercially reasonable terms. While we seek to diversify suppliers where feasible, certain materials or components may be available only from limited sources.

Supply constraints or cost volatility affecting key inputs could materially adversely affect our financial condition, results of operations and cash flows.

We conduct a meaningful portion of our business through joint ventures and technology partnerships that we do not wholly own or control, and our inability to manage these arrangements effectively, disputes with our partners, or the loss of a key partner could materially adversely affect our business, financial condition and results of operations.

We participate in several strategic joint ventures and technology partnerships that are important to our product portfolio, our access to certain markets and our growth strategy. Certain of our products and certain of our positions in some of our markets are available to us principally through these arrangements. If we or any of our partners terminate any joint venture or partnerships, we may be required to devote additional resources to product development and commercialization or may need to cancel certain development programs, which could adversely affect our business and operational results. Our partners may also seek to renegotiate the terms of our joint ventures or other partnerships as a result of the Transactions or for other reasons, which could result in such arrangements being less favorable to us. In addition to being subject to the same risks and pressures as our solely owned operations, our joint ventures and partnerships are subject to additional risks as a result of the joint ownership.

Because we share ownership, governance or decision-making authority in these arrangements, we do not exercise sole control over them. The success of each joint venture or partnership depends on the financial condition, capabilities, performance, cooperation and continued support of our partners, as well as on our ability to align with our partners on strategy, capital contributions, product roadmaps, capacity decisions, distributions and other matters. Disagreements with a partner, a partner’s failure to perform or fund its obligations, a partner’s financial distress, divergent business objectives, or a change in a partner’s ownership or control could impair the operation or value of the arrangement, delay decisions, result in litigation or arbitration, or require us to commit additional resources. In addition, certain of our partners are also our competitors, customers or suppliers in other areas of our business, which may give rise to conflicts of interest.

Additionally, our joint ventures in China are subject to additional risks arising from the legal, regulatory, political and economic environment in that market, including evolving foreign-investment, data, technology-transfer and ownership rules, trade and export restrictions, currency controls and heightened geopolitical tensions. Any of these factors could limit the benefits we derive from these arrangements, restrict our ability to repatriate earnings, or expose us to loss of technology or market access. Any of the foregoing could materially adversely affect our business, financial condition, results of operations and cash flows.

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Certain of these joint ventures have historically used (and currently use) the Eaton brand. As part of the transition of the Mobility Business away from the “Eaton” brand, we will also be working with these particular joint ventures to transition them away from use of the “Eaton” brand. Such rebranding efforts may require significant resources and expenses and may affect the ability to attract and retain customers, all of which could have a material adverse effect on business results, cash flows, financial condition, or prospects.

The adoption of electrified vehicle architectures and evolving propulsion technologies may adversely affect demand for certain of our products and requires substantial investment that may not generate expected returns.

The adoption of electrification by the automotive industry, including hybrid and battery electric vehicle architectures, requires significant investment in engineering, manufacturing capabilities and capital equipment and may occur at a pace or in a manner different than we anticipate. As OEM customers align their platforms with electrification strategies, shifts in product mix, vehicle architectures and powertrain platforms may reduce demand for certain of our products and require us to realign resources and capital investments. If electrification adoption rates differ from our expectations, or if we are unable to compete effectively in electrified propulsion and power management systems, our financial results may be adversely affected.

As the market continues to adopt electric vehicles, we will continue to experience elevated levels of research and development costs, capital investment and inventory levels. We will need to maintain production capacity for both internal combustion engine vehicles (“ICE”) and electric vehicles, which requires incremental capital investment and reduces our ability to operate at scale. We will also need to carry additional inventory for both, because the raw materials and components used in ICE and electric vehicle products are largely distinct. An extended adoption period could negatively impact our profitability, cash flows, and financial position.

The growth of our Electrical and eMobility products is directly dependent on global production volumes of hybrid and battery-electric vehicles and the rate at which electrified vehicle architectures penetrate overall vehicle production. Adoption of electrified vehicles is influenced by numerous factors beyond our control, including government incentives and emissions regulations, consumer acceptance, total cost of ownership, charging infrastructure, battery cost trends, technological developments and OEM capital allocation priorities. If adoption occurs more slowly than anticipated, if regulatory incentives are reduced or eliminated, or if OEMs delay or scale back electrification programs, demand for these products could be materially lower than expected. Because we have made, and expect to continue making, significant investments to support electrification programs, a slower pace of adoption could adversely affect our growth prospects, operating leverage and ability to earn expected returns on those investments.

Failure to appropriately anticipate and react to the cyclical and volatile nature of production rates and customer demands in our business can adversely impact our results of operations.

Our business model requires significant upfront investments in engineering, product development, tooling and manufacturing capacity in advance of program launch and anticipated production volumes. Our combined company includes both mechanical drivetrain products traditionally used in ICE vehicles and electrified power electronics products designed for hybrid and battery electric platforms. Our primary driveline content on ICE vehicles includes axles, driveshafts, transmissions and related components. As the market adopts electric vehicles, we anticipate losing driveshaft content but adding additional driveline content in the form of gearboxes, e-motors, e-axles, power electronics, and software controls. We anticipate a similar increase in content opportunity in thermal and sealing products, as current ICE-vehicle content is replaced with EV-based content, including metallic bipolar plates, battery cold plates and power electronic cooling modules. Shifts in propulsion strategies may alter demand for certain of our legacy drivetrain products more rapidly than anticipated. If demand for internal combustion or hybrid platforms declines faster than we can adjust our manufacturing footprint, redeploy capital or expand electrified offerings, we may experience reduced volumes, underutilized assets and margin pressure.

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At the same time, success in electrified markets requires substantial ongoing investment in engineering, research and development, tooling, testing capabilities, manufacturing equipment and talent with specialized expertise in power electronics, thermal management and high-voltage systems. These investments are often made years in advance of full production volumes and are based on projected vehicle production volumes and technology adoption assumptions provided by OEM customers and developed internally. If OEM electrification roadmaps change, if government incentives are reduced or withdrawn, or if adoption rates are slower than anticipated, we may not realize sufficient returns on these investments. Because many of these expenditures are fixed or committed in advance and may not be recoverable, adverse changes in market conditions could result in reduced operating leverage, impairment charges, restructuring actions or lower-than-expected profitability.

The competitive landscape in electrification is evolving and includes established suppliers, new market entrants and in certain cases OEM in-house development. Rapid changes in vehicle architectures, propulsion strategies, power electronics integration and software-defined vehicle platforms may shorten product lifecycles, and previously deployed or prior-generation technologies may become commercially obsolete before we have fully recovered our associated development, tooling and capital investments. If we fail to anticipate or respond effectively to technological shifts, our ability to win platform awards and maintain market share could be materially adversely affected.

In addition, our OEM customers continue to assess which EV-based components they will vertically integrate and for which programs. A significant increase in vertical integration of EV-based components by our OEM customers could negatively impact our sales and profitability. The number of competitors bidding on EV-based vehicle programs is higher than what we historically experienced on ICE vehicle programs, and a significant increase in competition for EV-based vehicle programs from existing and new market entrants could also negatively impact our sales and profitability.

Our products are subject to quality, performance and safety expectations, and any failure to meet these expectations could result in recalls, warranty claims, indemnification obligations and reputational damage.

Our products are often integrated into critical vehicle systems that directly affect performance, durability, efficiency and, in some cases, safety. OEM customers impose rigorous validation, testing and quality requirements, and our products must comply with detailed specifications and regulatory standards.

Despite quality control measures, products may contain defects resulting from design errors, manufacturing process deviations, component failures or supplier issues. Such defects may not be detected until after products are in service. If a defect results in vehicle malfunction, performance degradation or safety concerns, OEM customers may initiate field actions, including recalls or service campaigns. In these circumstances, we may be required to bear a portion of the associated costs, including parts replacement, labor reimbursement, logistics and administrative expenses.

Warranty claims may increase due to product complexity, extended vehicle lifetimes or unforeseen usage conditions. In addition, disputes may arise regarding the allocation of responsibility for failures involving multiple components or suppliers. Even where we contest liability, we may incur significant legal and administrative costs.

Product failures or recalls can also result in reputational harm and damage to customer relationships, impairing our ability to win future platform awards. Significant warranty reserves, recall costs or litigation could materially adversely affect our financial condition, results of operations and cash flows.

Because our manufacturing operations involve significant fixed costs and specialized equipment, reductions in production volumes may disproportionately affect profitability.

Our manufacturing facilities utilize specialized equipment, tooling and processes tailored to specific components and assemblies. These facilities involve substantial fixed costs, including depreciation, facility

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overhead, salaried labor and maintenance expenses. While some variable costs may fluctuate with production levels, a meaningful portion of our cost structure remains fixed in the short term.

If customer production volumes decline due to market conditions, platform transitions, supply chain disruptions or competitive pressures, we may experience reduced capacity utilization. Lower utilization reduces the absorption of fixed manufacturing costs, resulting in margin compression. In addition, we may incur additional expenses associated with idle capacity, inventory management, workforce adjustments or plant reconfiguration.

In certain cases, a sustained decline in demand for specific product lines may require restructuring actions, including plant closures, asset impairments or workforce reductions. Such actions may result in significant charges, cash expenditures and operational disruption. The inability to align our cost structure promptly with changes in demand could materially adversely affect our financial condition, results of operations and cash flows.

Our global manufacturing footprint exposes us to operational risks, including disruptions from natural disasters, geopolitical events and infrastructure constraints.

We operate manufacturing facilities and rely on suppliers located in multiple countries across four continents. Our operations may be disrupted by natural disasters, extreme weather events, fires, floods, earthquakes, public health crises, war, geopolitical instability, terrorism, civil unrest or infrastructure failures, among other potential operational disruptions. Such events can impair our and our suppliers’ ability to produce and deliver products, damage facilities, interrupt utilities or transportation networks and increase insurance and remediation costs.

Global operations also expose us to risks related to political and social instability, trade restrictions, sanctions and changes in import/export regulations. Tariffs or trade barriers may increase costs or reduce competitiveness in certain regions. Any significant operational disruption could materially adversely affect our financial condition, results of operations and cash flows.

Our operating results depend in part on continued successful research, development and marketing of new and improved products, and our ability to innovate and execute research and development initiatives is critical to maintaining competitiveness.

The success of new and improved products and services depends on their initial and continued acceptance by our customers. Our business is affected, to varying degrees, by technological changes and corresponding shifts in customer demand, which could result in unpredictable product transitions or shortened life cycles. Competition in our markets is influenced by product performance, technological capability and the ability to deliver innovative solutions that meet evolving OEM and other customer requirements. We must continually invest in research and development to enhance existing products, develop new technologies and adapt to changing vehicle architectures and the growth in hybrid and electric vehicles.

R&D initiatives involve technical uncertainty and require coordination across engineering, manufacturing and supply chain functions. Projects may encounter delays, cost overruns or technical challenges that prevent successful commercialization. In addition, customer validation and qualification processes can be lengthy and may require multiple iterations. We may experience difficulties or delays in the research, development, production or marketing of new products and services, which may prevent us from recouping or realizing a return on the investments required to bring new products and services to market.

If we are unable to develop products that meet customer expectations for performance, cost, reliability and regulatory compliance, we may lose platform awards or experience reduced demand. Furthermore, competitors or new market entrants may introduce superior technologies or more cost-effective solutions, eroding our market position. Failure to sustain innovation and execute development programs effectively could materially adversely affect our financial condition, results of operations and cash flows.

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If we are unable to obtain, maintain, protect and enforce our intellectual property rights, or if we are alleged to infringe, misappropriate or otherwise violate the intellectual property rights of others, our competitive position, business and results of operations could be materially adversely affected.

Our competitive position depends in significant part on our proprietary technology, know-how and intellectual property, including patented technologies and proprietary materials, designs and processes relating to our drivetrain, engine, air management and electrified power management products. We rely on a combination of patents, trademarks, trade secrets, confidentiality and invention-assignment agreements, license agreements and other contractual provisions, together with technical measures, to establish and protect our intellectual property. These protections may be inadequate, and our efforts to protect our intellectual property may not prevent misappropriation, infringement, reverse engineering or independent development by third parties.

Patents we own or license may not be issued from pending or future applications, may be too narrow to protect our products, may be challenged, invalidated, circumvented or held unenforceable, and will in any event expire, after which the formerly protected technology will be available to other third parties (including competitors). Some of our most important proprietary advantages, including certain materials and process technologies, are protected as trade secrets rather than patents, and trade secrets are difficult to protect. We seek to protect these trade secrets and other proprietary technology, in part, by entering into non-disclosure and confidentiality agreements with parties who have access to them. We cannot guarantee that we have entered into such agreements with each party that may have or have had access to our trade secrets or proprietary technology. Despite these efforts, any of these parties may breach the agreements and disclose our proprietary information, including our trade secrets, and we may not be able to obtain adequate remedies for such breaches. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive, and time-consuming, and the outcome is unpredictable. In addition, judicial enforcement of trade secret protection varies by jurisdiction. Furthermore, third parties may independently develop equivalent trade secrets and other proprietary technology to compete with us and we may not be able to assert our intellectual property rights against such third parties. Intellectual property protection varies by jurisdiction, and the laws of certain countries in which we operate or sell products may not protect our rights to the same extent as the laws of the United States, which may be of particular significance given our global operations and our joint ventures and partnerships through which technology may be shared or jointly developed. Consequently, we may not be able to prevent third parties from practicing our proprietary technologies in all countries outside the United States, or from selling or importing products made using our proprietary technologies in and into the United States or other jurisdictions. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and, further, may export otherwise infringing products to territories where we have patent protection but enforcement is not as strong as that in the United States. These products may compete with our products, and our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing. Disputes may arise with partners (including our partners in our joint ventures), customers or others regarding the ownership, scope or use of jointly developed or shared intellectual property.

Furthermore, protecting against the unauthorized use of proprietary technology is difficult and expensive and we may need to litigate with third parties to enforce or defend our intellectual property rights, to defend the enforceability, ownership and validity of our proprietary rights, or to challenge those of others. If a third party were to prevail on a challenge of the enforceability, ownership or validity of any of our intellectual property, we would lose at least part, and perhaps all, of the challenged intellectual property protection on our technology. Determining whether a product, technology or process infringes, misappropriates, or otherwise violates our intellectual property rights involves complex legal and factual issues, and the outcome of this type of litigation is often uncertain and inconsistent. If we are unsuccessful in enforcing our intellectual property rights against a third party, such third party could continue to use the technology at issue to compete with us. An adverse determination in any such litigation could materially impair our intellectual property rights and may harm our business.

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We also face the risk that third parties may assert that our products, technologies or processes infringe, misappropriate or otherwise violate their intellectual property rights. Whether or not such claims have merit, they can be costly and time-consuming to defend, divert management attention, and result in injunctions, the payment of damages or royalties, the need to redesign products, or the inability to sell certain products. We may be required to indemnify customers against such claims. Any of the foregoing could materially adversely affect our competitive position, business, financial condition, results of operations and cash flows. When such claims are asserted against us (or to avoid such claims), we may seek to or be required to obtain a license to the third party’s intellectual property rights, which may be costly, and we may be unable to obtain necessary licenses on satisfactory terms, if at all. If we are found to infringe, misappropriate or otherwise violate any third party’s intellectual property, we could be found liable for significant monetary damages, including treble damages and attorneys’ fees, if we are found to have willfully infringed a patent or other intellectual property right and could be forced, including by court order, to cease manufacturing and commercializing our products or technologies at issue.

Any of the foregoing could materially adversely affect our competitive position, business, financial condition, results of operations and cash flows.

Our proprietary software may not operate properly, which could damage our reputation, give rise to claims against us or divert application of our resources from other purposes, any of which could harm our business.

Proprietary software development is time-consuming, expensive and complex, and may involve unforeseen difficulties. We may encounter technical obstacles, and it is possible that we may discover additional problems that prevent our proprietary software from operating properly. For example, errors or other design defects within the software on which we rely may result in failure to comply with applicable laws and regulations, a negative experience for customers, delayed introductions of new features or enhancements or failure to protect data or our intellectual property. If our proprietary applications do not function reliably or fail to achieve customer expectations in terms of performance, we may lose or fail to grow in customer usage and customers could assert liability claims against us. This could damage our reputation and impair our ability to attract or maintain relationships with our customers and third parties.

Our proprietary software contains, or may in the future contain, open source software, which may pose particular risks to our proprietary software and services in a manner that could have a material adverse effect on our business, financial condition and results of operations.

We may from time to time use open source software in connection with our proprietary software. The terms of certain open source licenses to which we are subject have not been interpreted by U.S. or foreign courts, and there is a risk that open source software licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our proprietary software. While we monitor our use of open source software and try to ensure that none is used in a manner that would require us to disclose our proprietary source code or that would otherwise breach the terms of an open source agreement, such use could inadvertently occur, or could be claimed to have occurred, in part because open source license terms are often ambiguous. Additionally, we could face claims from third parties claiming ownership of, or demanding release of, any open source software or derivative works that we have developed using such software, which could include proprietary source code, or otherwise seeking to enforce the terms of the applicable open source license. These claims could result in litigation and could require us to make our software source code freely available, purchase a costly license or cease offering our products or services unless and until we can re-engineer such source code in a manner that avoids infringement. This re-engineering process could require us to expend significant additional research and development resources, and we may not be able to complete the re-engineering process successfully. In addition to risks related to license requirements, use of certain open source software can lead to greater risks than use of third-party commercial software, as open source licensors generally do not provide support, warranties, indemnification or other contractual protection regarding infringement claims or the quality of the code. There is little legal precedent in this area and any actual or claimed requirement to disclose our proprietary source code or

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

pay damages for breach of contract could harm our business and could help third parties, including our competitors, develop technology that is similar to or better than ours. Any of the foregoing could adversely affect our business, financial condition and results of operations.

We do not own or have long-term rights to use the Eaton trademark or logo, and will need to rebrand the Mobility Business during a transition period, which will require significant resources and expenses and could have an adverse effect on our business results, cash flows, financial condition, or prospects.

We will enter into a Transitional Trademark License Agreement (see “Additional Agreements Related to the Separation and the Merger—Trademark License Agreement—Transitional Trademark License Agreement) with Eaton as of or prior to the Distribution Date, pursuant to which one or more members of the Eaton Group will grant us a license to use certain trademarks retained by the Eaton Group (including the “Eaton” trademarks) that were used in the Mobility Business within a certain period prior to the Distribution Date in a manner that is substantially similar to that used by the Mobility Business within such period prior to the Distribution. Such license is limited to a transitional period of one to two years, subject to certain exceptions and certain extension rights, and we must use commercially reasonable efforts to cease use of the licensed trademarks as promptly as practicable following the Distribution Date. These rebranding efforts may require significant resources and expenses and may affect our ability to attract and retain customers, all of which could have an adverse effect on our business results, cash flows, financial condition, or prospects. Additionally, there are certain circumstances under which the Transitional Trademark License Agreement may be terminated. Termination of the Transitional Trademark License Agreement would cause us to lose our rights under the Transitional Trademark License Agreement to use the licensed trademarks, which would require us to expedite significant rebranding efforts and could cause material disruptions to our business.

Further, certain customers, distributors, and partners of the Mobility Business have historically associated the Mobility Business and its products with the “Eaton” brand, and the “Dana” brand may command comparatively limited brand recognition with such parties or in certain of the Mobility Business’ markets. Achieving comparable brand recognition with such parties and in such markets may take time, and we may not fully retain the customer loyalty or goodwill previously associated with the Mobility Business, which could adversely affect our ability to attract and retain customers.

Risks Relating to Macroeconomic Conditions

We operate globally and are exposed to risks associated with international operations, including foreign currency fluctuations, changes in statutory tax rates and laws, trade policies, political instability and changing regulatory environments and unanticipated outcomes with respect to tax audits that could adversely affect the combined company’s business, profitability and reputation.

Our manufacturing and sales activities span multiple countries. As a result, we are exposed to foreign currency exchange rate fluctuations, which can affect the translation of net sales and expenses and may impact competitiveness in certain regions. Currency volatility can also affect the cost of imported materials and the value of intercompany transactions. Approximately 45% of Dana’s sales in 2025 and approximately 48% of the Mobility Business’ sales in 2025 came from operations located outside the United States. A strengthening of the U.S. dollar against the euro, the Renminbi, the Brazilian Real, the Mexican peso and other currencies of the countries in which we operate could adversely affect our results as reported in U.S. dollars, as well as our margins on products sold outside the United States and on products containing components sourced from affiliates or suppliers outside the United States. We use a combination of natural hedging techniques and financial derivatives to mitigate foreign currency exchange rate risks, but these hedging activities may be ineffective or may offset only a portion of the adverse financial impact resulting from currency variations.

International operations expose us to risks associated with political instability, changes in trade policies, tariffs, sanctions, export controls and evolving regulatory requirements. Trade disputes or new tariffs may

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

increase costs or reduce demand in certain markets. Export control restrictions may limit our ability to supply products incorporating certain technologies. Political unrest, geopolitical conflicts or regional instability could disrupt operations or supply chains. We operate in many countries around the world and depend on significant foreign suppliers and customers, and the political situation in a number of countries in which we operate could create instability in our contractual relationships or result in the seizure of our assets.

We are, and the combined company will be, subject to taxation in a number of jurisdictions. Accordingly, our effective tax rate is impacted by changes in the mix of earnings among countries with differing statutory tax rates. A material change in the statutory tax rate or interpretation of local law in a jurisdiction in which the combined company will have significant operations could adversely impact our effective tax rate and impact our financial results.

The combined company’s tax returns are and will continue to be subject to audit and other examination and taxing authorities could challenge the combined company’s operating structure, valuation of assets and liabilities, taxable presence, application of treaty benefits or transfer pricing policies. If changes in statutory tax rates or laws or audits, disputes or litigation result in assessments different from amounts anticipated, our business, results of operations, financial condition and cash flows may be adversely affected. In addition, changes in tax laws could have an adverse effect on our customers, resulting in lower demand for our products and services.

Any of these factors could materially adversely affect our financial condition, results of operations and cash flows.

We may be adversely impacted by changes in trade policies and proposed or imposed tariffs, including but not limited to, the imposition of new tariffs by the U.S. government on imports to the U.S. and/or the imposition of retaliatory tariffs by foreign countries.

Tariffs imposed by the U.S. government on imported products and commodities such as automotive, heavy truck, steel and aluminum could raise the costs associated with manufacturing our products. We work with our customers to recover a portion of any increased costs, and with our suppliers to defray costs, associated with tariffs. While we have been successful in the past recovering a significant portion of cost increases, there is no assurance that cost increases resulting from trade policies and tariffs will not adversely impact our profitability. Our sales may also be adversely impacted if tariffs are assessed directly on the products we produce or on our customers’ products containing content sourced from us.

Global trade policy continues to evolve and the ultimate impact of recent developments with respect to U.S. tariffs is unclear. There remains substantial uncertainty regarding the duration of existing and newly announced tariffs, potential changes or pauses to such tariffs, tariff levels, and whether further additional tariffs or other retaliatory actions may be imposed, modified, or suspended, and the impacts of such actions on our business. Additionally, ongoing negotiations regarding the United States-Mexico-Canada Agreement and potential modifications to its terms could create further uncertainty regarding trade conditions and market access. These and future changes in tariffs, trade policies, trade actions, or retaliatory trade measures in response, have resulted and may continue to result in additional costs and pricing pressures, supply chain disruptions, volatile or unpredictable customer spending patterns, and increased economic or geopolitical risks, which could adversely impact our future sales, business, financial condition and results of operations, materially or in ways that we cannot predict.

Public health crises, including epidemics and pandemics, could disrupt our operations and those of our customers and suppliers and adversely affect our results of operations.

Our global operations expose us to risks associated with public health crises, such as epidemics and pandemics, which could harm our business and cause our operating results to suffer. A pandemic may negatively affect the global economy, disrupt our operations as well as those of our customers and suppliers and the global

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

supply chains in which we participate, and create significant volatility and disruption in financial markets. We may face facility closures and other operational restrictions for prolonged periods as a result of governmental restrictions, public health directives, quarantine policies or social distancing measures.

Because we operate as part of the complex, integrated global supply chains of our largest customers, our ability to continue operations at specific facilities depends on interdependencies among the various participants in those supply chains that are largely beyond our control. The extent of the impact of any such public health crisis on our business and financial performance will depend on factors that are uncertain and cannot be predicted, including the duration and severity of the event, and a prolonged disruption could materially adversely affect our business, results of operations, cash flows and financial condition.

Risks Relating to Human Capital Management

Our ability to attract, retain and motivate qualified personnel is critical to our success, and failure to do so could adversely affect our operations and competitive position.

Our performance depends on the expertise and experience of our management team, engineers, manufacturing personnel and other employees. Competition for skilled talent, particularly in areas such as power electronics, advanced materials, artificial intelligence, software integration and manufacturing process optimization, is intense.

The Transactions may create uncertainty among employees, potentially affecting morale and retention. Key personnel may depart during or after the Transactions, and we may face challenges recruiting replacements. Loss of experienced employees could disrupt product development, manufacturing operations and customer relationships. See “Risks Relating to the Transactions—Dana and the Mobility Business may have difficulty attracting, motivating and retaining executives and other employees in light of the Transactions.”

In addition, workforce shortages, wage inflation and evolving labor market dynamics may increase operating costs. If we are unable to attract and retain qualified personnel, our ability to innovate, execute platform launches and maintain manufacturing performance could be impaired, which could materially adversely affect our financial condition and results of operations.

A significant portion of our workforce is represented by labor unions or covered by collective bargaining or similar arrangements, and labor disputes, work stoppages or our inability to renew these arrangements on acceptable terms could disrupt our operations and increase our costs.

A significant portion of our employees is represented by labor unions or works councils or is covered by collective bargaining agreements or similar arrangements, particularly at certain of our manufacturing facilities and in certain jurisdictions. These agreements are subject to periodic negotiation and renewal, and we may be unable to renew or renegotiate them on satisfactory terms or without disruption. Disagreements during negotiations, or in connection with the Transactions and the establishment of standalone employment and benefit arrangements, could result in work stoppages, strikes, slowdowns, increased labor costs, changes in work rules or other labor actions.

Work stoppages or other labor disruptions, whether at our own facilities or at the facilities of our OEM customers, suppliers or logistics providers, could interrupt or curtail production, delay deliveries, result in penalties or expedited freight costs, damage customer relationships and harm our reputation. Even where our facilities are not directly affected, labor disruptions affecting our customers or suppliers can reduce vehicle production and thereby reduce demand for our products or disrupt our supply chain. In addition, increases in negotiated wages and benefits, changes in labor laws, or organizing activity at currently non-represented facilities could increase our operating costs or reduce our operating flexibility. Any of the foregoing could materially adversely affect our business, financial condition, results of operations and cash flows.

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

Risks Relating to Cybersecurity and Data Privacy

If we are unable to protect our information technology infrastructure against service interruptions, data corruption, cyber-based attacks or network security breaches, product or service offerings could be compromised or operations could be disrupted, or data confidentiality impaired.

We rely on information technology networks and systems, including the Internet, to process, transmit and store electronic information, and to manage or support a variety of business processes and activities, including procurement, manufacturing, distribution, invoicing and collection. As a provider of drivetrain, propulsion, electrification and power management solutions across internal combustion, hybrid and fully electric platforms for commercial vehicle and light vehicle OEMs, we may receive, process, access and store confidential data, regulated data, and data that relates to or identifies an individual person or that constitutes “personal data,” “personal information,” “personally identifiable information” or similar terms under applicable data privacy laws. Some of this information may be stored in the cloud or on networks not managed by us. Additionally, we depend on partners, vendors and other third-party providers of information technology and other products and services, whose systems and security practices are beyond our direct control. Many of our products and services, as well as those of third-party service providers, include integrated software and information technology that collects data or connects to external and internal systems. Because of this, cybersecurity and data privacy threats pose a material risk to our business operations.

Global cybersecurity threats range from widespread vulnerabilities, sophisticated and targeted measures known as advanced persistent threats, to uncoordinated individual attempts to gain unauthorized access to IT/OT systems. These threats may be directed at us, our products, software embedded in our products, or our third-party service providers. The risk is amplified by the increasingly connected nature of our products and systems. These threats may originate from anywhere in the connected world and while they may take the form of phishing, malware, bots, ransomware, or human-centric attacks, the nature of the threat is constantly evolving. The introduction of artificial intelligence has also enabled bad actors to create higher-quality fraudulent content as part of cyberattacks, which could make it more difficult to identify and contain breaches and fraudulent activity.

As a result of our worldwide operations, we are subject to laws and regulations, including data protection, privacy and cybersecurity laws and regulations, in many jurisdictions. The U.S. states and foreign jurisdictions in which we operate have different and potentially conflicting data privacy laws, and we must understand and comply with each of them. The legal framework around privacy and data protection is rapidly evolving, as the U.S., the European Union, and other countries have adopted, are planning to enact, or are revising increasingly complex and rigorous privacy, information security and data protection laws, regulations and standards. For example, the General Data Protection Regulation (“GDPR”) requires that we manage personal data in the E.U. in a prescribed manner and may impose fines of up to four percent of our global net sales in the event of certain violations. Compliance with current or future data protection and information security laws affecting customer data, employee data, or other personal information could result in additional operating costs and may impact the development of new products, offerings or services and reduce operational efficiency. Ensuring that the collection, use, transfer, storage, maintenance and other processing of data complies with applicable laws, regulations, rules, standards and contractual obligations regarding data privacy and cybersecurity in relevant jurisdictions can also increase operating costs.

Our customers, including governmental agencies, are increasingly requiring cybersecurity protections and mandating cybersecurity standards, which may result in additional operating or production costs. Our cybersecurity program aligns with well-known industry-wide security control frameworks, and we employ a number of mitigation measures including employee training, technical security controls and maintenance of backup and protective systems. Despite these efforts, our systems, networks, products and services, as well as those of our third-party providers, remain potentially vulnerable to known or unknown cybersecurity attacks and other threats.

Cybersecurity incidents could potentially result in product downtimes, operational delays, misappropriation, destruction, corruption or unavailability of critical data and confidential or proprietary information, including

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

personal and customer data, security breaches, and disruption of business operations. The potential consequences of a material cybersecurity incident include theft of intellectual property, disruption of operations, reputational damage, adverse health and safety consequences, the loss or misuse of confidential information, product failure, financial losses from remedial action, loss of business, regulatory investigations or enforcement actions, and exposure to fines, legal claims or litigation. Additionally, we cannot guarantee that any costs and liabilities incurred in relation to a cybersecurity attack or incident will be covered by our existing insurance policies or that applicable insurance will be available on economically reasonable terms in the future. These risks could have a material adverse effect on our business, results of operations, financial condition and cash flows.

Our current and potential use of artificial intelligence and machine learning and other emerging technologies may expose us to operational, legal and regulatory risks that could adversely affect our business and reputation.

We incorporate and we expect to increase the incorporation of artificial intelligence and machine learning tools (“AI”) into certain internal business operations, including elements of our production processes and certain administrative functions, and into certain of our products. AI algorithms may be flawed or perform unpredictably, and the datasets on which they rely may be insufficient, inaccurate, biased or otherwise problematic, which could lead to errors, operational disruptions, unintended outcomes, suboptimal decisions, or discriminatory results, errors or inadequacies, any of which may not be easily detectable. The rapid evolution and increased adoption of AI technologies may increase the risk of technical disruptions to our operations and to the processes and functions for which the technology is deployed.

Our use or any use by our contractors, consultants, vendors or service providers of AI also raises risks relating to privacy and the inadvertent disclosure of sensitive, confidential or proprietary information, and evolving AI and data-governance laws, regulations and standards may impose additional requirements or restrictions on our development and use of AI, increase our compliance costs or limit certain use cases. Constraints in hardware, power capacity or other supply chain elements may limit our ability to scale AI, and we face competitive risk if other companies develop or adopt AI capabilities more effectively, at lower cost or more rapidly than we do. Because our AI capabilities depend in part on third-party providers of models, cloud services and infrastructure, changes in their performance, pricing, licensing terms or availability could materially increase our costs or reduce the availability of these capabilities. Additionally, changes in AI technology could require us to make significant ongoing investments to maintain and upgrade our technological capabilities. We may not successfully implement these developments in a timely or cost-effective manner, or at all, and the AI technologies in which we invest may be less effective than expected, or become unavailable to us on favorable terms if at all. Furthermore, if such third-party AI providers intentionally or inadvertently disclose or misuse our sensitive, confidential, or proprietary information, including as the result of a cyberattack, or otherwise incorporate such information into a publicly available training set, it is possible that such information could become available to third parties including our competitors. Collectively, these risks could adversely affect our business, financial condition, results of operations, cash flows and reputation.

Further, output we may create using AI may not be subject to intellectual property protection, which may adversely affect our intellectual property rights in, or ability to commercialize or use, any such output. To the extent that we do not have sufficient rights to use the data output produced by AI tools, or if we experience cybersecurity incidents related to our use of AI, it could adversely affect our reputation and expose us to legal liability or regulatory risk, including with respect to third-party intellectual property, privacy, data protection and cybersecurity, publicity, contractual or other rights.

Risks Relating to Compliance, Regulatory or Legal Matters

Our business is subject to extensive governmental regulation, and changes in laws, regulations or enforcement priorities could adversely affect our business, financial condition and results of operations.

Our operations, products and customers are subject to numerous and evolving federal, state, local and foreign laws and regulations relating to, among other things, vehicle safety, emissions, fuel economy and

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

electrification standards, environmental protection, worker health and safety, product performance and certification requirements, trade and export controls, labor and employment matters and other regulatory requirements applicable to passenger and commercial vehicle suppliers. Compliance with these laws and regulations requires significant ongoing expenditures for engineering, testing, certification and administrative activities, and may increase our operating costs or require modifications to our products and manufacturing processes.

Changes in environmental, emissions and fuel economy regulations, including increasingly stringent greenhouse gas and carbon reduction standards in the United States, Europe and Asia-Pacific, could require us to develop new technologies, redesign existing products or accelerate investments in electrification solutions. While certain regulatory developments may increase demand for electrified power management and vehicle efficiency technologies, regulatory uncertainty, delays in implementation or shifts in governmental priorities could also adversely affect market demand, product adoption rates or program timing.

Evolving emissions, fuel economy, safety and electrification standards may alter OEM product strategies and vehicle architecture decisions, which could affect the mix of propulsion technologies and components demanded in the markets we serve. Changes in regulatory requirements may accelerate or slow the adoption of electrified propulsion systems or other technologies, potentially reducing demand for certain products while increasing demand for others. Divergent or inconsistent regulatory regimes across jurisdictions may increase engineering complexity, compliance costs and operational inefficiencies.

We are also subject to trade regulations, tariffs, customs requirements and export control laws that affect the sourcing of components, cross-border shipments and sales into certain markets. Changes in trade policy, the imposition of new tariffs or sanctions, or restrictions on the transfer of technology could increase costs, disrupt supply chains or limit access to key markets.

In addition, new or evolving regulations relating to cybersecurity, data privacy and vehicle connectivity may impose additional compliance obligations, including with respect to certain of our electrified and electronically controlled systems. Failure to comply with such requirements could result in penalties, litigation or restrictions on product sales.

Compliance with existing and future regulatory requirements may require significant management attention and financial resources and could adversely affect our competitive position, profitability or growth prospects.

We are subject to extensive environmental, health and safety laws and regulations, and compliance with these requirements may result in significant costs and liabilities.

Our manufacturing operations involve the use of metals, chemicals, coatings and other materials that are subject to environmental, health and safety regulations in the jurisdictions in which we operate. These regulations govern, among other things, emissions to air and water, hazardous waste handling, generation, transportation, and disposal, chemical usage, worker safety, site investigation and remediation, and permitting, reporting and other environmental, health and safety compliance obligations.

Compliance with environmental and safety regulations requires ongoing capital expenditures, operational controls, monitoring and reporting. Regulatory requirements may become more stringent over time, resulting in increased compliance costs or the need for facility upgrades. In addition, we may incur liabilities related to historical operations, including contamination or remediation obligations. We may be identified as a potentially responsible party in connection with sites designated for cleanup under the U.S. federal Comprehensive Environmental Response, Compensation, and Liability Act or similar state laws that impose joint and several liability on responsible parties, including past and present owners and operators, regardless of fault, for the remediation of contaminated sites, and we may be subject to third-party claims for personal injury, property damage or natural resource damages arising from past or present environmental contamination or exposure to hazardous substances.

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

Failure to comply with applicable environmental, health or safety regulations could result in fines, penalties, remediation costs, natural resource damages, operational restrictions, permit modifications or revocations, or plant shutdowns. Environmental incidents or workplace safety events may also result in reputational harm and increased insurance costs. Such matters could materially adversely affect our financial condition, results of operations and cash flows.

Risks Relating to Our Securities

Our certificate of incorporation will include exclusive forum provisions, which could limit stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our certificate of incorporation will require that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware, to the fullest extent permitted by law, will be the sole and exclusive forum for (a) any derivative action or proceeding brought on our behalf, (b) any action asserting a claim of breach of fiduciary duty owed by, or other wrongdoing by, any of our directors, officers, employees or stockholders, (c) any action asserting a claim arising pursuant to any provision of the DGCL or our certificate of incorporation or bylaws or as to which the DGCL confers jurisdiction on the Court of Chancery, (d) any action asserting a claim governed by the internal affairs doctrine, or (e) any action asserting an “internal corporate claim” as that term is defined in Section 115 of the DGCL (in each case subject to the court having personal jurisdiction). Our certificate of incorporation will also require that, unless we consent in writing to the selection of an alternative forum, the federal district courts will be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Such exclusive forum provision will not apply to any action or proceeding asserting a claim under the Exchange Act.

The enforceability of similar choice-of-forum provisions in other companies’ organizational documents has been challenged in legal proceedings, and it is possible that, in connection with claims arising under federal securities laws or otherwise, a court could find the exclusive forum provision contained in our certificate of incorporation to be inapplicable or unenforceable. The exclusive forum provisions in our certificate of incorporation may limit the ability of a stockholder to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees and result in increased costs for a stockholder to bring such a claim, which may discourage such lawsuits. Alternatively, if a court were to find the exclusive forum provisions contained in our certificate of incorporation to be inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings mentioned above, we may incur additional costs associated with resolving such action in other jurisdictions, which could materially and adversely affect our business, financial condition and results of operations. In addition, stockholders who do bring a claim in a state or federal court located within the State of Delaware could face additional litigation costs in pursuing any such claim, particularly if they do not reside in or near Delaware. Furthermore, the court located in the State of Delaware may reach different judgments or results than would other courts, including courts where a stockholder would otherwise choose to bring the action, and such judgments or results may be more favorable to us than to our stockholders. We also note that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder, and that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

Our Certificate of Incorporation and Bylaws will contain certain provisions that may discourage, delay or prevent a change of control or changes to our board of directors or management.

Our Certificate of Incorporation and Bylaws will contain certain provisions that may discourage, delay or prevent a change of control with respect to us or changes to our board of directors or management following the consummation of the Transactions. These provisions are expected to discourage coercive takeover practices or inadequate takeover bids. However, they may also discourage, prevent or delay acquisitions that our board of directors deems undesirable but that some stockholders may favor and therefore may make our securities less

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

attractive to investors or may depress the trading price of our common stock. These provisions could also make it difficult for stockholders to take certain actions, including electing directors who are not nominated by the then-current members of our board of directors.

Such provisions, including those governing the nomination of directors, limiting who may call special stockholders’ meetings and eliminating stockholder action by written consent, may make it more difficult for other persons, without the approval of our board of directors, to make a tender offer or otherwise acquire substantial amounts of common stock or to launch other takeover attempts that a stockholder might consider to be in such stockholder’s best interest. See “Description of Capital Stock.”

General Risks

Greenhouse gas regulation and physical environmental effects of global increases in greenhouse gas emissions could increase our operating costs and materially adversely affect demand for our products.

There is global scientific consensus that emissions of greenhouse gases (“GHG”) continue to alter the composition of Earth’s atmosphere. These considerations may lead to new and/or intensifying international, national, regional, or local legislative or regulatory responses. The regulation of GHG emissions from certain stationary or mobile sources, or the imposition of obligations to report and disclose certain emissions data, or carbon pricing mechanisms, could result in additional costs to us in the form of taxes or emission allowances, facilities improvements, and energy costs, which would increase our operating costs through higher utility, transportation, and materials costs.

Because the impact of any future GHG-related legislative, regulatory, or product standard requirements on our global businesses and products is dependent on the timing and design of mandates or standards, we are unable to predict their potential impact at this time. Emissions standards applicable to the vehicles into which our products are incorporated, including fuel economy and tailpipe emissions requirements, may also alter the type and mix of vehicles our customers produce. Such requirements may materially adversely affect the demand for our products and the cost, production, sales, and our results of operations.

The potential physical effects of changing environmental conditions on our facilities, suppliers, and customers, and therefore on our operations, are highly uncertain and will be particular to the circumstances developing in various geographic regions. These may include extreme weather events and long-term changes in temperature levels and water availability. These potential physical effects may materially adversely affect the demand for our products and the cost, production, sales, and our results of operations.

Increased scrutiny from the public, investors, customers, employees and other stakeholders regarding our environmental, social and governance practices could impact our reputation, stock price and access to capital.

Public companies are subject to increasing scrutiny from investors, customers, employees, regulators, media organizations and other stakeholders regarding environmental, social and governance (“ESG”) matters, including greenhouse gas emissions, safety, standards of business conduct, supply chain practices, human capital management, corporate governance and sustainability-related goals and disclosures. These expectations may continue to evolve and may not be consistent across stakeholder groups. For example, an increasing number of stakeholders, regulators and lawmakers have expressed or pursued contrary views towards ESG initiatives, including the proposal or enactment of “anti-ESG” policies, legislation, executive orders or initiatives, the issuance of related legal opinions and related litigation and enforcement. If our ESG practices, disclosures, goals or initiatives do not meet stakeholder expectations, or are perceived not to meet those expectations, our reputation and relationships with customers, suppliers, employees and investors may be harmed. In addition, organizations that inform investors on ESG matters have developed rating systems for evaluating companies, and unfavorable ratings or negative investor sentiment regarding our ESG practices could negatively impact the market price of our common stock and our ability to access capital at competitive prices. Any failure, or perceived failure, to respond to pro- or anti-ESG concerns could harm our business and reputation.

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

Our insurance coverage may not be adequate to protect us from all potential losses, and we may experience increases in insurance costs or reductions in coverage availability.

We maintain insurance coverage for various risks, including product liability, recall, class actions, property damage, business interruption and cybersecurity incidents. However, insurance policies are subject to deductibles, exclusions, coverage limits and other terms that may limit recovery. Certain types of losses, including large-scale recalls, environmental liabilities or cyber incidents, may exceed available coverage or may not be fully covered.

Insurance premiums have increased in recent years in response to industry trends and claims experience. Future increases in premiums or reductions in coverage availability could increase our cost of risk management. In addition, insurers may dispute coverage for certain claims, leading to delays in recovery or litigation. If we incur losses that are not fully covered by insurance, or if insurance coverage becomes prohibitively expensive or unavailable, our financial condition, results of operations and cash flows could be materially adversely affected.

Our working capital requirements may negatively affect our liquidity.

Our working capital requirements can vary significantly depending in part on the level, variability and timing of our customers’ orders and production schedules and the availability of raw materials and components from our suppliers. As production volumes increase, our working capital requirements to support those higher volumes generally increase. If our working capital needs exceed our cash flows from operations, we would look to our cash and cash equivalents balances and available capacity under our credit facilities, as well as other potential sources of capital, which may not be available on satisfactory terms or in adequate amounts. An inability to fund our working capital requirements could materially adversely affect our liquidity, financial condition and results of operations.

We participate in certain multi-employer pension plans that are not fully funded, which could result in additional liabilities and increased contributions.

Dana contributes, and the combined company will contribute, to certain multi-employer defined benefit pension plans for certain of our union-represented employees in the U.S. and other countries in accordance with our collective bargaining agreements. Contributions are and will be based on hours worked except in cases of layoff or leave where we generally contribute based on 40 hours per week for a maximum of one year. We could be held liable to the plans for our obligation, as well as those of other employers, due to our participation in the plans. Contribution rates could increase if the plans are required to adopt a funding improvement plan, if the performance of plan assets does not meet expectations or as a result of future collectively bargained wage and benefit agreements.

Changes in interest rates and asset returns could increase our pension and other postretirement benefit funding obligations and reduce our profitability.

Each of the Mobility Business and Dana has, and the combined company will have, unfunded obligations under certain of our defined benefit pension and other postretirement benefit plans. The valuation of our future payment obligations under the plans and the related plan assets are subject to significant adverse changes if the credit and capital markets cause interest rates and projected rates of return to decline. Such declines could also require us to make significant additional contributions to our pension plans in the future. A material increase in the unfunded obligations of these plans could also result in a significant increase in our pension expense in the future.

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

Risks Relating to the Exchange Offer

Tendering Eaton shareholders may receive a reduced premium or may not receive any premium in this Exchange Offer.

This Exchange Offer is designed to permit you to exchange, by way of redemption, your Eaton Ordinary Shares for shares of SpinCo common stock at a      % discount to the per-share value of Dana common stock, calculated as set forth in this prospectus. Stated another way, for each $100 of your Eaton Ordinary Shares accepted in this Exchange Offer, you will receive approximately $     of SpinCo common stock (subject to the exception described below). The value of the Eaton Ordinary Shares will be based on the calculated per-share value of Eaton Ordinary Shares on the NYSE and the value of the shares of SpinCo common stock will be based on the calculated per-share value of Dana common stock on the NYSE, in each case determined by reference to the simple arithmetic average of the daily VWAP on each of the Valuation Dates.

The number of shares you can receive is, however, subject to an upper limit of      shares of SpinCo common stock for each Eaton Ordinary Share accepted for exchange in this Exchange Offer. As a result, you may receive less than $     of SpinCo common stock for each $100 of Eaton Ordinary Shares, depending on the calculated per-share value of Eaton Ordinary Shares and the calculated per-share value of SpinCo common stock at the expiration date. Because of the limit on the number of shares of SpinCo common stock you will receive in this Exchange Offer, if there is a drop of sufficient magnitude in the trading price of Dana common stock relative to the trading price of Eaton Ordinary Shares, and/or if there is an increase of sufficient magnitude in the trading price of Eaton Ordinary Shares relative to the trading price of Dana common stock, you may not receive $     of SpinCo common stock for each $100 of Eaton Ordinary Shares, and could receive much less.

For example, if the calculated per-share value of Eaton Ordinary Shares was $     (the highest closing price for Eaton Ordinary Shares on the NYSE during the three-month period prior to commencement of this Exchange Offer) and the calculated per-share value of SpinCo common stock was $     (the lowest closing price for Dana common stock on the NYSE during that three-month period), the value of SpinCo common stock, based on the Dana common stock price, received for Eaton Ordinary Shares accepted would be approximately $     for each $100 of Eaton Ordinary Shares accepted for exchange.

This Exchange Offer does not provide for a minimum exchange ratio. See “Exchange Offer—Terms of This Exchange Offer.” If the upper limit on the number of shares of SpinCo common stock that can be received for each Eaton Ordinary Share tendered and accepted for exchange is in effect, then the exchange ratio will be fixed at the upper limit.

There also are risks associated with calculating the exchange ratio as of the Valuation Dates and not using the closing prices of Eaton Ordinary Shares and Dana common stock on the expiration date of this Exchange Offer, such that an Eaton shareholder could receive fewer shares of SpinCo common stock than such stockholder would have received if the exchange ratio were determined using the closing prices of Eaton Ordinary Shares and Dana common stock on the expiration date of this Exchange Offer.

For example, if the trading price of Eaton Ordinary Shares were to increase during the last two full trading days of this Exchange Offer, the average Eaton stock price used to calculate the exchange ratio would likely be lower than the closing price of Eaton Ordinary Shares on the last full trading day prior to the expiration date of this Exchange Offer. As a result, you would receive fewer shares of SpinCo common stock for each $100 of Eaton Ordinary Shares than you would have if the average Eaton stock price were calculated on the basis of the closing price of Eaton Ordinary Shares on the last full trading day prior to the expiration date of this Exchange Offer or on the basis of an averaging period that includes the last two full trading days prior to the expiration of this Exchange Offer. Similarly, if the trading price of Dana common stock were to decrease during the last two full trading days prior to the expiration of this Exchange Offer, the average Dana stock price used to calculate the exchange ratio would likely be higher than the closing price of Dana common stock on the last full trading day

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

prior to the expiration date. This could also result in your receiving fewer shares of SpinCo common stock for each $100 of Eaton Ordinary Shares than you would have received if the average Dana common stock price were calculated on the basis of the closing price of Dana common stock on the last full trading day prior to the expiration date or on the basis of an averaging period that included the last two full trading days prior to the expiration of this Exchange Offer.

Tendering Eaton shareholders may not be able to sell shares of SpinCo common stock received in the Distribution at prices comparable to the calculated per-share value of SpinCo common stock used for purposes of or on the expiration date of the Exchange Offer.

There is no assurance that holders of Eaton Ordinary Shares that receive shares of SpinCo common stock in the Exchange Offer will be able to sell the SpinCo shares at prices comparable to the calculated per-share value of SpinCo common stock used for purposes of or at the expiration date of the Exchange Offer. For example, while Eaton is offering all of the shares of SpinCo common stock in the Exchange Offer, if the Exchange Offer is not fully subscribed, shares of SpinCo common stock also will be issued in a Clean-Up Spin-Off. Eaton shareholders who receive SpinCo common stock as a result of a potential Clean-Up Spin-Off may not want to be SpinCo stockholders and may sell those shares immediately in the public market. It is possible that some Eaton shareholders would sell the SpinCo common stock they receive if, for reasons such as SpinCo’s business profile or market capitalization, SpinCo does not fit their investment objectives, or in the case of index funds, SpinCo is not a participant in the index in which they are investing. The sales of significant amounts of SpinCo common stock relating to the above events or the perception in the market that such sales will occur may decrease the market price of SpinCo common stock.

Eaton shareholders receiving shares of SpinCo common stock in the Exchange Offer or a potential Clean-Up Spin-Off that have not delivered the necessary documents could experience a delay prior to receiving their shares of SpinCo common stock and their cash in lieu of fractional shares, if any.

Holders of Eaton Ordinary Shares participating in the Exchange Offer will receive their shares of SpinCo common stock and cash in lieu of fractional shares, if any, only after timely receipt by the Distribution Exchange Agent of (a) (i) certificates representing all physically tendered Eaton Ordinary Shares or (ii) in the case of shares delivered by book-entry transfer through The Depository Trust Company, confirmation of a book-entry transfer of those Eaton Ordinary Shares in the Distribution Exchange Agent’s account at The Depository Trust Company, in each case pursuant to the procedures set forth in “Exchange Offer—Terms of This Exchange Offer—Procedures for Tendering,” (b) the letter of transmittal for Eaton Ordinary Shares, properly completed and duly executed, with any required signature guarantees, or, in the case of a book-entry transfer through The Depository Trust Company, an agent’s message and (c) any other required documents. In general, until the distribution of the shares of SpinCo common stock to the individual stockholder has been completed, the relevant holder of SpinCo common stock will not be able to sell its shares of SpinCo common stock. Consequently, if the market price for SpinCo common stock should decrease during that period, the relevant stockholder (which would be an Eaton shareholder receiving shares of SpinCo common stock in the Exchange Offer or in a potential Clean-Up Spin-Off) may not be able to stop any losses by selling the shares of SpinCo common stock. Similarly, Eaton shareholders who receive cash in lieu of fractional shares will not be able to invest the cash until the distribution to the relevant stockholder has been completed, and they will not receive any interest on such cash.

As a result of the Pricing Mechanism (as defined below) utilized in the Exchange Offer, the exchange ratio for the Exchange Offer will not be fixed prior to the launch of the Exchange Offer, but instead will be determined while the Exchange Offer is open, creating a risk of arbitrage trading during the Exchange Offer that could impact the final exchange ratio.

The Exchange Offer does not establish a fixed exchange ratio at the outset of the Exchange Offer. Rather, the Exchange Offer price is expressed as a ratio of SpinCo common stock for each $100 of Eaton Ordinary Shares validly tendered and not withdrawn pursuant to the Exchange Offer (subject to the limit on the exchange

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ratio that could result from the upper limit, as described in greater detail in this prospectus). The Exchange Offer’s pricing mechanism, as described under “Exchange Offer—Terms of This Exchange Offer—Pricing Mechanism” will calculate the values of Eaton Ordinary Shares and SpinCo common stock by reference to a simple arithmetic average of daily VWAPs over the three Valuation Dates. The per-share values for Eaton Ordinary Shares will be determined by Eaton by reference to the simple arithmetic average of the daily VWAP of Eaton Ordinary Shares on the NYSE over the three Valuation Dates. Similarly, the per-share values for SpinCo common stock will be determined by Eaton by reference to the simple arithmetic average of the daily VWAP of Dana common stock on the NYSE over the Valuation Dates (the “Pricing Mechanism”). If the Exchange Offer is extended, the Valuation Dates will reset to the period of three consecutive trading days ending on and including the second full trading day preceding the revised expiration date, as may be extended. The final exchange ratio will be announced by press release and be available on the website at      .com, in each case by 11:59 p.m., New York City time, on the second full trading day prior to the expiration date of the Exchange Offer, as may be extended, and therefore provides for a two-day window between pricing and the Exchange Offer’s expiration. See “The Exchange Offer—Terms of the Exchange Offer—General.”

As the Pricing Mechanism results in the final exchange ratio being fixed two business days before the expiration of the Exchange Offer, the value of Eaton Ordinary Shares and Dana common stock may change after the final exchange ratio is fixed by the Pricing Mechanism. The difference between the changing prices of publicly traded Eaton Ordinary Shares and Dana common stock and the fixed exchange ratio could allow for investors to engage in arbitrage trading during the final two business days prior to the expiration of the Exchange Offer, which could affect the price of Eaton Ordinary Shares, Dana common stock or both. Such trading could impact the market value of the consideration received by holders of Eaton Ordinary Shares participating in the Exchange Offer on and after the date of receipt thereof.

Arbitrage trading during the Exchange Offer could adversely impact the price of Dana common stock.

The shares of SpinCo common stock to be received by holders of Eaton Ordinary Shares who validly tender such stock and not properly withdrawn in the Exchange Offer will be issued at a discount to the per-share value of Dana common stock (subject to the limit on the exchange ratio that could result from the upper limit, as described in greater detail in this prospectus). During the Exchange Offer, the existence of this discount could negatively affect the market price of Dana common stock. Prospective buyers of SpinCo common stock could choose to acquire shares of SpinCo common stock indirectly by purchasing Eaton Ordinary Shares and then tendering such shares in the Exchange Offer. Additionally, certain market participants may use a hedging strategy to manage risk in the context of split-off transactions that involves shorting Dana common stock. Both occurrences, or either individually, could result in a decrease in the price of Dana common stock during the Exchange Offer. See “The Exchange Offer—Terms of the Exchange Offer—General.”

Eaton shareholders’ investment will be subject to different risks if this Exchange Offer is completed regardless of whether they elect to participate in the Exchange Offer.

If an Eaton shareholder validly tenders all of that shareholder’s Eaton Ordinary Shares and this Exchange Offer is not oversubscribed, then, upon completion of this Exchange Offer and the Merger, that shareholder will no longer have an interest in Eaton, but instead will directly own an interest in SpinCo. As a result, that shareholder’s investment will be subject exclusively to risks associated with SpinCo and not risks associated solely with Eaton.

If an Eaton shareholder validly tenders all of that shareholder’s Eaton Ordinary Shares and this Exchange Offer is oversubscribed, then that shareholder’s tender of Eaton Ordinary Shares will be subject to the proration procedures described in “Exchange Offer—Terms of This Exchange Offer—Proration; Tenders for Exchange by Holders of Fewer than 100 Eaton Ordinary Shares.”

As a result, unless that shareholder’s tendered shares constitute an odd lot (i.e., fewer than 100 shares), upon completion of this Exchange Offer and the Merger, that shareholder may own an interest in both Eaton and

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

SpinCo, and that shareholder’s investment therefore may be subject to risks associated with both Eaton and SpinCo.

If an Eaton shareholder validly tenders some, but not all, of that shareholder’s Eaton Ordinary Shares, then, upon completion of this Exchange Offer, regardless of whether this Exchange Offer is fully subscribed, the number of Eaton Ordinary Shares that shareholder owns will decrease (unless that shareholder otherwise acquires Eaton Ordinary Shares), while the number of shares of SpinCo common stock that shareholder owns will increase. As a result, that shareholder’s investment will be subject to risks associated with both Eaton and SpinCo.

In addition to the consequences of this Exchange Offer described above, in the event that this Exchange Offer is not fully subscribed, Eaton shareholders that remain shareholders in Eaton following the completion of this Exchange Offer will receive shares of SpinCo common stock if Eaton completes the Clean-Up Spin-Off. As a result, their investment will be subject to risks associated with both Eaton and SpinCo. Whether or not Eaton shareholders tender their Eaton Ordinary Shares, any Eaton Ordinary Shares they hold after the completion of the Transactions will reflect a different investment from the investment they previously held because Eaton will no longer own the Mobility Business.

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CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including information incorporated by reference into this prospectus, includes “forward-looking statements” that are not historical. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “forecast,” “outlook,” “target,” “endeavor,” “seek,” “predict,” “intend,” “strategy,” “plan,” “may,” “could,” “should,” “will,” “would,” or the negative thereof or variations thereon or similar terminology generally intended to identify forward-looking statements. All statements, other than historical facts, including, but not limited to, statements regarding the expected timing and structure of the proposed Transactions, the ability of the parties to complete the proposed Transactions, the expected benefits of the proposed Transactions, including future financial and operating results and strategic and synergistic benefits, the tax consequences of the proposed Transactions, and the combined company’s plans, objectives, expectations and intentions, legal, economic and regulatory conditions, and any assumptions underlying any of the foregoing, are forward-looking statements.

Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others:

•

the ability to complete the proposed Transactions on the timeframe or on the terms currently anticipated or at all, including due to a failure to obtain requisite stockholder and/or regulatory approvals;

•	risks related to difficulties, inabilities or delays in integrating the businesses of Dana and SpinCo;

•	the ability to realize the anticipated benefits of the proposed Transactions, including estimated combined EBITDA, estimated combined revenue and estimated run-rate cost synergies;

•	potential impact of the announcement or consummation of the proposed Transactions on Eaton’s and Dana’s stock prices;

•	restrictions on the conduct of Eaton’s and Dana’s respective businesses prior to closing and on each of their ability to pursue alternatives to the proposed Transactions;

•	the possibility that the proposed Transactions may be more expensive to complete than anticipated, including as a result of unexpected factors or events, or unforeseen or unknown liabilities;

•	the ability of the combined company to implement its business strategy;

•	the inability of the combined company to retain and hire key personnel;

•	the occurrence of any event that could give rise to termination of the proposed Transactions;

•

the risk that stockholder litigation in connection with the proposed Transactions or other litigation, settlements or investigations may affect the timing or occurrence of the proposed Transactions or result in significant costs of defense, indemnification and liability;

•	risks relating to the ability to obtain financing for the Transactions upon acceptable terms or at all;

•	evolving legal, regulatory and tax regimes;

•	changes in general economic or industry specific conditions;

•	global economic repercussions related to U.S. and global inflationary pressures and potential recessionary concerns;

•	the risks that the anticipated tax treatment of the proposed Transactions is not obtained;

•	the risk of greater than expected difficulty in separating the Mobility Business from the other businesses of Eaton;

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•

risks related to the disruption of management time from ongoing business operations due to the pendency of the proposed Transactions, or other effects of the pendency of the proposed Transactions on the relationship of any of the parties to the transaction with their employees, customers, suppliers, or other counterparties; and

•

other risk factors detailed from time to time in Eaton’s and Dana’s reports filed with the SEC, including Eaton’s and Dana’s annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and other documents filed with the SEC, including documents that will be filed with the SEC in connection with the proposed Transactions.

In light of these risks, uncertainties, assumptions and other factors, the forward-looking statements discussed in this prospectus may not occur. Other unknown or unpredictable factors could also have a material adverse effect on each of Eaton’s, SpinCo’s and Dana’s actual future results, performance, or achievements. For a further discussion of these and other risks and uncertainties, see the section of this prospectus entitled “Risk Factors.” Any forward-looking statements speak only as of the date of this prospectus. None of Eaton, Dana or SpinCo undertakes, and each party expressly disclaims, any obligation to update any forward-looking statements, whether as a result of new information or development, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

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NON-GAAP FINANCIAL MEASURES

This prospectus includes certain financial information of the Mobility Business that differs from what is reported in accordance with GAAP. The non-GAAP financial measure included in this prospectus is adjusted EBITDA. For these purposes, adjusted EBITDA is defined as net income before interest, income taxes, depreciation, amortization, restructuring program charges, and acquisition integration and divestiture charges.

SpinCo has not previously operated as a standalone company and, accordingly, SpinCo’s management has not historically used adjusted EBITDA, or any other non-GAAP financial measure, in monitoring or evaluating the performance of SpinCo on a standalone basis. As described in Note 18 to the combined financial statements of SpinCo included elsewhere in this prospectus, the chief operating decision maker uses net income to assess the performance of the Mobility Business and to determine resource allocations, and does not use adjusted EBITDA for those purposes. Adjusted EBITDA is included in this prospectus because Eaton and SpinCo believe it provides investors with additional useful information to measure the performance of the Mobility Business. In particular:

•

Comparability of results across periods. Restructuring program charges were $31 million, $65 million and $13 million, and acquisition integration and divestiture charges were $23 million, $10 million and $34 million, in 2025, 2024 and 2023, respectively. These charges vary with the timing of Eaton’s restructuring initiatives and acquisition and divestiture activity rather than with the commercial performance of the Mobility Business. Excluding them permits investors to compare results from period to period on a more consistent basis and to identify underlying trends.

•

Effect of Eaton’s tax position and capital structure. Income taxes reflected in SpinCo’s combined financial statements were determined on a standalone basis as if SpinCo were a separate taxpayer in each country in which it operates, and do not reflect the legal entity structure, tax attributes or financing arrangements that the combined company will have following the Distribution and the Closing. The periods presented likewise reflect net interest income arising under Eaton’s cash management arrangements, and do not reflect the interest expense that SpinCo and the combined company will incur on the indebtedness to be incurred in connection with the Transactions, including to fund the SpinCo Cash Payment. Excluding these items permits investors to evaluate operating performance separately from a capital structure and tax profile that will change as a result of the Transactions.

•

Effect of non-cash charges. Depreciation and amortization are non-cash charges that reflect the historical cost of property, plant and equipment and of intangible assets recognized in acquisitions completed by Eaton, rather than current operating activity. Excluding these non-cash charges permits investors to assess the operating performance of the Mobility Business.

•

Comparison to other companies in the industry. Adjusted EBITDA is used by securities analysts and investors in evaluating the financial performance of Tier 1 automotive suppliers. Presenting adjusted EBITDA of the Mobility Business permits investors to consider the Mobility Business alongside other companies in the industry, subject to differences in the method of calculation.

Adjusted EBITDA is not a recognized term under GAAP and should not be considered in isolation or as a substitute for, or superior to, net income (loss) derived in accordance with GAAP or any other generally accepted accounting principles. The use of the term “adjusted EBITDA” may not be comparable to similarly titled measures used by other companies or persons due to potential differences in the method of calculation.

Adjusted EBITDA has limitations as an analytical tool. For example:

•	it does not reflect changes in, or cash requirements for, the Mobility Business’ working capital needs;

•	it does not reflect interest expense or the cash requirements necessary to service the indebtedness that SpinCo and the combined company will incur in connection with the Transactions;

•	it does not reflect the Mobility Business’ tax expense or the cash requirements to pay its taxes;

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•	it does not reflect the historical cash expenditures or future requirements for capital expenditures or contractual commitments;

•	it does not reflect certain non-cash expenses, such as depreciation and amortization; and

•	it does not reflect any cash requirements for future replacements of assets that are being depreciated and amortized.

You should compensate for these limitations by relying primarily on the financial statements of SpinCo that are included in this prospectus, and using adjusted EBITDA only as a supplement to evaluate the performance of the Mobility Business. For reconciliation of adjusted EBITDA to the most directly comparable GAAP measure, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measure.”

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

EXCHANGE OFFER

Terms of This Exchange Offer

General

Eaton is offering to redeem all or a portion of the Eaton Ordinary Shares that are validly tendered and not properly withdrawn before 11:59 p.m., New York City time, on      , 2027, unless this Exchange Offer is extended, terminated or amended, in exchange for the issuance of shares of SpinCo common stock, at an exchange ratio to be calculated in the manner described below, on the terms and subject to the conditions and limitations described below and in the letter of transmittal (including the instructions thereto) filed as an exhibit to the registration statement of which this prospectus forms a part. The last day on which tenders will be accepted, whether on      , 2027 or any later date to which this Exchange Offer is extended, is referred to in this prospectus as the “expiration date.” You may tender all, some or none of your Eaton Ordinary Shares.

Eaton currently expects that approximately      shares of SpinCo common stock will be available in this Exchange Offer. The number of Eaton Ordinary Shares that will be accepted for exchange if this Exchange Offer is completed will depend on the final exchange ratio, the number of shares of SpinCo common stock offered and the number of Eaton Ordinary Shares tendered.

Eaton’s obligation to complete this Exchange Offer is subject to important conditions that are described in “—Conditions to Consummation of this Exchange Offer.”

For each Eaton Ordinary Share that you validly tender in this Exchange Offer and do not properly withdraw and that is accepted for exchange, you will receive a number of shares of SpinCo common stock at a      % discount to the per-share value of Dana common stock, calculated as set forth below, subject to an upper limit of      shares of SpinCo common stock per Eaton Ordinary Share. Stated another way, subject to the upper limit described below, for each $100 of your Eaton Ordinary Shares accepted for exchange in this Exchange Offer, you will receive approximately $     of SpinCo common stock.

The per-share value will be equal to:

•

with respect to Eaton Ordinary Shares, the simple arithmetic average of the daily VWAP of Eaton Ordinary Shares on the NYSE for each of the Valuation Dates, as reported by Bloomberg L.P. displayed under the heading Bloomberg VWAP on the Bloomberg page “ETN UN<Equity>AQR” (or its equivalent successor page if such page is not available); and

•

with respect to SpinCo common stock, the simple arithmetic average of the daily VWAP of Dana common stock on the NYSE for each of the Valuation Dates, as reported by Bloomberg L.P. displayed under the heading Bloomberg VWAP on the Bloomberg page “DAN UN<Equity>AQR” (or its equivalent successor page if such page is not available).

The daily VWAP provided by Bloomberg L.P. may be different from other sources of volume-weighted average prices or investors’ or security holders’ own calculations of volume-weighted average prices. Eaton will determine such calculations of the per-share value of Eaton Ordinary Shares and the per-share value of SpinCo common stock, and such determination will be final.

If the upper limit on the number of shares of SpinCo common stock that can be received for each Eaton Ordinary Share tendered and accepted for exchange is in effect, then the exchange ratio will be fixed at the limit.

Upper Limit

The number of shares of SpinCo common stock you can receive in this Exchange Offer may be subject to an upper limit of      shares of SpinCo common stock for each Eaton Ordinary Share accepted for exchange

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in this Exchange Offer. If the upper limit is in effect, an Eaton shareholder will receive less (and could receive much less) than $     of SpinCo common stock for each $100 of Eaton Ordinary Shares that such shareholder validly tenders, that is not properly withdrawn and that is accepted for exchange in this Exchange Offer. This upper limit was calculated based on a      % discount for shares of SpinCo common stock based on the closing price of Eaton Ordinary Shares on the NYSE and Dana common stock on the NYSE, in each case on      , 2027, the trading day immediately preceding the commencement of the Exchange Offer.

Eaton set this limit to ensure that an unusual or unexpected drop in the trading price of Dana common stock, relative to the trading price of Eaton Ordinary Shares, would not result in an unduly high number of shares of SpinCo common stock being exchanged for each Eaton Ordinary Share accepted for exchange in this Exchange Offer.

Pricing Mechanism

The terms of this Exchange Offer are designed to result in your receiving $     of SpinCo common stock for each $100 of your Eaton Ordinary Shares validly tendered, not properly withdrawn and accepted for exchange in this Exchange Offer based on the calculated per-share values described above (subject to the discussion regarding share price movements of Eaton Ordinary Shares or Dana common stock in the two days following the Valuation Dates, see “—Final Exchange Ratio.”) This Exchange Offer does not provide for a minimum exchange ratio because a minimum exchange ratio could result in the shares of SpinCo common stock exchanged for each $100 of Eaton Ordinary Shares being valued higher than approximately $     . Regardless of the final exchange ratio, the terms of this Exchange Offer would always result in your receiving approximately $     of SpinCo common stock for each $100 of your Eaton Ordinary Shares validly tendered, not properly withdrawn and accepted for exchange in this Exchange Offer, so long as the upper limit is not in effect, and based on the calculated per-share values described above. See the table on page [•] for purposes of illustration.

Subject to the upper limit described above, for each $100 of your Eaton Ordinary Shares accepted for exchange in this Exchange Offer, you will receive approximately $     of SpinCo common stock. The following formula will be used to calculate the number of shares of SpinCo common stock you will receive for your Eaton Ordinary Shares accepted for exchange in this Exchange Offer:

Number of shares of SpinCo common stock	=	Number of Eaton Ordinary Shares tendered and accepted for exchange, multiplied by the lesser of:	(a) (the upper limit)	and	(b) 100% of the calculated per-share value of Eaton Ordinary Shares divided by % of the calculated per-share value of SpinCo common stock (calculated as described below)

The calculated per-share value of a share of Eaton Ordinary Shares for purposes of this Exchange Offer will equal the simple arithmetic average of the daily VWAP of Eaton Ordinary Shares on the NYSE on each of the Valuation Dates. The calculated per-share value of a share of SpinCo common stock for purposes of this Exchange Offer will equal the simple arithmetic average of the daily VWAP of Dana common stock on the NYSE on each of the Valuation Dates.

To help illustrate the way this calculation works, below are two examples:

Example 1: Assuming that the average of the daily VWAP on the Valuation Dates is $     per Eaton Ordinary Share and $     per share of Dana common stock, you would receive      ($     divided by      % of $     ) shares of SpinCo common stock for each share of your Eaton Ordinary Shares accepted for exchange in this Exchange Offer. In this example, the upper limit of      shares of SpinCo common stock for each Eaton Ordinary Share would not apply.

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

Example 2: Assuming that the average of the daily VWAP on the Valuation Dates is $     per Eaton Ordinary Share and $     per share of Dana common stock, the upper limit would apply, and you would only receive      shares of SpinCo common stock for each share of your Eaton Ordinary Shares accepted for exchange in this Exchange Offer, because the upper limit is less than      ($     divided by      % of $     ) shares of SpinCo common stock for each Eaton Ordinary Share.

Indicative Per-Share Values

Indicative exchange ratios, calculated per-share values of Eaton Ordinary Shares and calculated per-share values of SpinCo common stock will be made available on each trading day during this Exchange Offer prior to the third Valuation Date, commencing after the close of trading on the third trading day during this Exchange Offer, and may be obtained by contacting the information agent at the toll-free number provided on the back cover of this prospectus. In addition, a website will be maintained at      .com that provides indicative exchange ratios, calculated per-share values of Eaton Ordinary Shares and calculated per-share values of SpinCo common stock.

From the commencement of this Exchange Offer until the first Valuation Date, the website will show the indicative calculated per-share values, as applicable, calculated as though that day were the expiration date of this Exchange Offer, of (i) Eaton Ordinary Shares, which will equal the simple arithmetic average of the daily VWAP of Eaton Ordinary Shares, as calculated by Eaton, on each of the three most recent prior full trading days and (ii) SpinCo common stock, which will equal the simple arithmetic average of the daily VWAP of Dana common stock, as calculated by Eaton, on each of the three most recent prior full trading days.

On the first two Valuation Dates, when the values of Eaton Ordinary Shares and SpinCo common stock are calculated for the purposes of this Exchange Offer, the indicative calculated per-share values of Eaton Ordinary Shares and the indicative calculated per-share values of SpinCo common stock, as calculated by Eaton, will each equal (i) after the close of trading on the NYSE on the first Valuation Date, the VWAPs for that day, and (ii) after the close of trading on the NYSE on the second Valuation Date, the VWAPs for that day averaged with the VWAPs on the first Valuation Date. No indicative exchange ratio will be published or announced on the third Valuation Date, but the final exchange ratio will be announced by press release and available on the website by 11:59 p.m., New York City time, on the second full trading day immediately preceding the expiration date of this Exchange Offer.

Final Exchange Ratio

The final exchange ratio that shows the number of shares of SpinCo common stock that you will receive for each share of your Eaton Ordinary Shares accepted for exchange in this Exchange Offer will be available at      .com and announced by press release by 11:59 p.m., New York City time, on the second full trading day prior to the expiration date (that is, on      , 2027, unless this Exchange Offer is extended, terminated or amended).

After that time, you may also contact the information agent to obtain the final exchange ratio at its toll-free number provided on the back cover of this prospectus.

Each of the daily VWAPs, calculated per-share values and the final exchange ratio will be rounded to four decimal places.

If Eaton Ordinary Shares or Dana common stock does not trade on any of the Valuation Dates, the calculated per-share value of Eaton Ordinary Shares and the calculated per-share value of SpinCo common stock will be determined using the daily VWAP of Eaton Ordinary Shares and Dana common stock on the preceding full trading day or days, as the case may be, on which both Eaton Ordinary Shares and Dana common stock did trade.

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

Since the final exchange ratio will be announced by 11:59 p.m., New York City time, on the second full trading day prior to the expiration date of this Exchange Offer, you will be able to tender or withdraw your Eaton Ordinary Shares after the final exchange ratio is determined. For more information on validly tendering and properly withdrawing your shares, see “—Procedures for Tendering” and “—Withdrawal Rights.”

For the purposes of illustration, the table below indicates the number of shares of SpinCo common stock that you would receive per share of your Eaton Ordinary Shares accepted for exchange in this Exchange Offer, calculated on the basis described above and taking into account the upper limit described above, assuming a range of averages of the daily VWAP of Eaton Ordinary Shares and Dana common stock on the Valuation Dates. The first row of the table below shows the indicative calculated per-share value of Eaton Ordinary Shares, the indicative calculated per-share value of SpinCo common stock and the indicative exchange ratio that would have been in effect following the official close of trading on the NYSE on      , based on the daily VWAPs of Eaton Ordinary Shares and Dana common stock on      ,      and      . The table also shows the effects of a 10% increase or decrease in either or both the calculated per-share value of Eaton Ordinary Shares and the calculated per-share value of SpinCo common stock based on changes relative to the values of      , 2027.

Eaton Ordinary Shares	Dana Common Stock	Calculated Per-Share Value of Eaton Ordinary Shares (A)	Calculated Per- Share Value of SpinCo Common Stock (Before the % Discount) (B)	Shares of SpinCo Common Stock To Be Received Per Eaton Ordinary Share Tendered and Accepted for Exchange (the Exchange Ratio) (C)	Calculated Value Ratio (D)
As of , 2027	As of , 2027
Down 10%	Up 10%
Down 10%	Unchanged
Down 10%	Down 10%
Unchanged	Up 10%
Unchanged	Down 10%(1)(2)
Up 10%	Up 10%
Up 10%	Unchanged(1)(3)
Up 10%	Down 10%(1)(4)

(A)	As of , 2027, the calculated per-share value of Eaton Ordinary Shares equals the simple arithmetic average of daily VWAPs on each of the three most recent prior trading dates ($ , $ and $ ).
(B)	As of , the calculated per-share value of SpinCo common stock equals the simple arithmetic average of daily Dana VWAPs on each of the three most recent prior trading dates ($ , $ and $ ).
(C)	Equal to (i) the amount calculated as A / (B*(1- %)) or (ii) the upper limit, whichever is less.
(D)

The calculated value ratio equals (i) the calculated per-share value of SpinCo common stock (B) multiplied by the exchange ratio (C), divided by (ii) the calculated per-share value of Eaton Ordinary Shares (A), rounded to three decimal places.

(1)

In this scenario, Eaton would announce that the upper limit on the number of shares of SpinCo common stock that can be received for each Eaton Ordinary Share tendered is in effect no later than 11:59 p.m., New York City time, on the second trading day prior to the expiration date, and that the exchange ratio will be fixed at the upper limit.

(2)

In this scenario, the upper limit is in effect. Absent the upper limit, the exchange ratio would have been      shares of SpinCo common stock per Eaton Ordinary Share validly tendered and accepted in this Exchange Offer.

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

(3)

In this scenario, the upper limit is in effect. Absent the upper limit, the exchange ratio would have been      shares of SpinCo common stock per Eaton Ordinary Share validly tendered and accepted in this Exchange Offer.

(4)

In this scenario, the upper limit is in effect. Absent the upper limit, the exchange ratio would have been      shares of SpinCo common stock per Eaton Ordinary Share validly tendered and accepted in this Exchange Offer. In this scenario, tendering Eaton shareholders would receive less than $100 in value of SpinCo common stock for each $100 in value of Eaton Ordinary Shares.

For example, if the calculated per-share value of Eaton Ordinary Shares was $     (the highest closing price for Eaton Ordinary Shares on the NYSE during the three-month period ending on the second to last full trading day prior to commencement of this Exchange Offer) and the calculated per-share value of SpinCo common stock was $     (the lowest closing price for Dana common stock on the NYSE during that three-month period), the value of SpinCo common stock, based on the Dana common stock price, received for Eaton Ordinary Shares accepted for exchange in this Exchange Offer would be approximately $     for each $100 of Eaton Ordinary Shares accepted for exchange in this Exchange Offer.

If the trading price of Eaton Ordinary Shares were to increase during the last two full trading days prior to the expiration of this Exchange Offer, the average per-share value of Eaton Ordinary Shares used to calculate the exchange ratio would likely be lower than the closing price of Eaton Ordinary Shares on the expiration date of this Exchange Offer.

As a result, you would receive fewer shares of SpinCo common stock for each $100 of Eaton Ordinary Shares than you would have received if that per-share value were calculated on the basis of the closing price of Eaton Ordinary Shares on the expiration date of this Exchange Offer. Similarly, if the trading price of Dana common stock were to decrease during the last two full trading days prior to the expiration of this Exchange Offer, the average per-share value of SpinCo common stock used to calculate the exchange ratio would likely be higher than the closing price of Dana common stock on the expiration date of this Exchange Offer. This could also result in your receiving fewer shares of SpinCo common stock and, therefore, effectively fewer shares of Dana common stock, for each $100 of your Eaton Ordinary Shares than you would have received if that per-share value were calculated on the basis of the closing price of Dana common stock on the expiration date of this Exchange Offer.

The number of Eaton Ordinary Shares that may be accepted for exchange in this Exchange Offer may be subject to proration. Depending on the number of Eaton Ordinary Shares validly tendered and not properly withdrawn in this Exchange Offer and the final exchange ratio, determined as described above, Eaton may have to limit the number of Eaton Ordinary Shares that it accepts for exchange in this Exchange Offer through a proration process. Any proration of the number of shares accepted for exchange in this Exchange Offer will be determined on the basis of the proration mechanics described in “—Proration; Tenders for Exchange by Holders of Fewer than 100 Eaton Ordinary Shares.”

This prospectus and related documents are being sent to persons who directly held Eaton Ordinary Shares on      , 2027 and brokers, banks and similar persons whose names or the names of whose nominees appear on Eaton’s shareholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Eaton Ordinary Shares.

Proration; Tenders for Exchange by Holders of Fewer than 100 Eaton Ordinary Shares

If, upon the expiration of this Exchange Offer, Eaton shareholders have validly tendered and not properly withdrawn more Eaton Ordinary Shares than Eaton elects to redeem (taking into account the exchange ratio and the total number of shares of SpinCo common stock intended to be issued as part of the Exchange Offer), Eaton will redeem the Eaton Ordinary Shares validly tendered and not properly withdrawn by each tendering shareholder on a pro rata basis, based on the proportion that the total number of Eaton Ordinary Shares to be

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

accepted for exchange bears to the total number of Eaton Ordinary Shares validly tendered and not properly withdrawn (rounded to the nearest whole number of Eaton Ordinary Shares), and subject to any adjustment necessary to ensure the exchange of all shares of SpinCo common stock being offered by Eaton in this Exchange Offer, except for tenders of odd lots, as described below.

Except as otherwise provided in this section, beneficial holders (other than for Eaton Ordinary Shares under the Eaton 401(k) Savings Plans) of fewer than 100 Eaton Ordinary Shares who validly tender all of their shares will not be subject to proration if this Exchange Offer is oversubscribed. Beneficial holders of 100 or more Eaton Ordinary Shares are not eligible for this preference.

Any beneficial holder of fewer than 100 Eaton Ordinary Shares (other than for Eaton Ordinary Shares under the Eaton 401(k) Savings Plans) who wishes to tender all of such beneficial holder’s Eaton Ordinary Shares in this Exchange Offer must complete the section entitled “Odd-Lot Shares” on the letter of transmittal. If your odd-lot shares are held by a broker for your account, you can contact your broker and request the preferential treatment.

Eaton will announce the preliminary proration factor for this Exchange Offer at      .com and separately by press release promptly after the expiration of this Exchange Offer. Upon determining the number of Eaton Ordinary Shares validly tendered for exchange, Eaton will announce the final results of this Exchange Offer, including the final proration factor for this Exchange Offer.

Any Eaton Ordinary Shares not accepted for exchange in this Exchange Offer as a result of proration or otherwise will be returned to the tendering stockholder promptly after the final proration factor for this Exchange Offer is determined.

For purposes of this Exchange Offer, a “business day” means any day other than a Saturday, Sunday or U.S. federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

Fractional Shares

Fractional shares of SpinCo common stock will not be issued in the Distribution. Instead, Eaton shareholders who would otherwise be entitled to receive a fractional share of SpinCo common stock (after first aggregating all fractional shares to which any individual stockholder would otherwise be entitled) will receive cash in lieu of such fractional share. The Distribution Exchange Agent will aggregate all fractional shares that would otherwise be issuable to Eaton shareholders (after first aggregating all fractional shares to which any individual stockholder would otherwise be entitled) and will sell such shares on the open market at then-prevailing prices. The Distribution Exchange Agent will make the net cash proceeds of such sales (after any tax withholding and reduced by any agent fees attributable to such sale) available, without interest, to Eaton shareholders that would otherwise have been entitled to a fractional share of SpinCo common stock, on a pro rata basis based on such stockholders’ respective fractional interests. SpinCo common stock (including any fractional shares) will be held by the Distribution Exchange Agent for the benefit of Eaton shareholders whose Eaton Ordinary Shares are accepted for exchange in this Exchange Offer and, if this Exchange Offer is completed but not fully subscribed, for distribution in the Clean-Up Spin-Off.

Following the consummation of this Exchange Offer, Merger Sub will be merged with and into Dana, whereby Dana will continue as the surviving corporation and become a wholly owned subsidiary of SpinCo. Each share of Dana common stock outstanding immediately prior to the effective time of the Merger (except for the Merger Excluded Shares) will be converted into the right to receive a number of fully paid and nonassessable shares of SpinCo common stock equal to the Merger Exchange Ratio, such that immediately following the Merger, Eaton shareholders will own, in the aggregate, 50.1% of the issued and outstanding SpinCo common stock and pre-Merger Dana stockholders will own, in the aggregate, 49.9% of the issued and outstanding SpinCo common stock, in each case on a fully diluted basis. No fractional shares of SpinCo common stock will be issued

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

to Dana stockholders in connection with the Merger. Instead, Dana stockholders who would otherwise be entitled to receive a fractional share of SpinCo common stock (after first aggregating all fractional shares to which any individual stockholder would otherwise be entitled) will receive cash in lieu of such fractional share. The Merger Distribution Agent will aggregate all fractional shares that would otherwise be issuable to Dana stockholders (after first aggregating all fractional shares to which any individual stockholder would otherwise be entitled) and will sell such shares on the open market at then-prevailing prices. The Merger Distribution Agent will make the net cash proceeds of such sales (after any tax withholding and reduced by any agent fees attributable to such sale) available, without interest, to Dana stockholders that would otherwise have been entitled to a fractional share of SpinCo common stock, on a pro rata basis based on such stockholders’ respective fractional interests.

Participants who have the right to direct the exchange of Eaton Ordinary Shares attributable to their investment in the Eaton stock fund under the Eaton 401(k) Savings Plans should refer to the special instructions provided to them by or on behalf of their applicable plan administrator or other plan fiduciary for information that is specific to the Eaton 401(k) Savings Plans, including fractional shares.

Exchange of Eaton Ordinary Shares

Upon the terms and subject to the conditions of this Exchange Offer (including, if this Exchange Offer is extended or amended, the terms and conditions of the extension or amendment), Eaton will elect to redeem, in exchange for the issuance of shares of SpinCo common stock, the Eaton Ordinary Shares validly tendered, and not properly withdrawn, prior to the expiration of this Exchange Offer, promptly after the expiration date.

The exchange of Eaton Ordinary Shares tendered and accepted for exchange pursuant to this Exchange Offer will be made only after timely receipt by the Distribution Exchange Agent of (a) (i) certificates representing all physically tendered Eaton Ordinary Shares or (ii) in the case of shares delivered by book-entry transfer through The Depository Trust Company, confirmation of a book-entry transfer of those Eaton Ordinary Shares in the Distribution Exchange Agent’s account at The Depository Trust Company, in each case pursuant to the procedures set forth in “—Procedures for Tendering,” (b) the letter of transmittal for Eaton Ordinary Shares, properly completed and duly executed, with any required signature guarantees, or, in the case of a book-entry transfer through The Depository Trust Company, an agent’s message and (c) any other required documents.

For purposes of this Exchange Offer, Eaton will be deemed to have accepted for exchange, and thereby exchanged, Eaton Ordinary Shares validly tendered and not properly withdrawn if and when Eaton notifies the Distribution Exchange Agent of its acceptance of the tenders of those Eaton Ordinary Shares pursuant to this Exchange Offer.

Upon the consummation of this Exchange Offer, SpinCo will deliver to the Distribution Exchange Agent a book-entry authorization representing (a) all of the shares of SpinCo common stock being exchanged in this Exchange Offer, with instructions to hold those shares of SpinCo common stock as agent for the holders of Eaton Ordinary Shares validly tendered, not properly withdrawn and accepted for exchange in this Exchange Offer and (b) in the case of the Clean-Up Spin-Off, if any, all of the shares of SpinCo common stock being issued in the Clean-Up Spin-Off to Eaton shareholders whose Eaton Ordinary Shares remain outstanding after the consummation of this Exchange Offer (as described in “—Distribution of SpinCo Common Stock Remaining After This Exchange Offer”), with instructions to hold those shares of SpinCo common stock as agent for such Eaton shareholders.

If Eaton does not accept for exchange any tendered Eaton Ordinary Shares for any reason pursuant to the terms and conditions of this Exchange Offer, the Distribution Exchange Agent (a) in the case of Eaton Ordinary Shares held in certificated form, will return certificates representing such shares without expense to the tendering stockholder and (b) in the case of shares tendered by book-entry transfer pursuant to the procedures set forth below in the section entitled “—Procedures for Tendering,” such shares will be credited to an account maintained within The Depository Trust Company, in each case promptly following expiration or termination of this Exchange Offer.

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

Procedures for Tendering

Shares Held in Certificated Form/Book-Entry DRS

If you hold certificates representing Eaton Ordinary Shares, you must deliver to the Distribution Exchange Agent a properly completed and duly executed letter of transmittal, along with any required signature guarantees and any other required documents. If you hold certificates representing Eaton Ordinary Shares, you must also deliver to the Distribution Exchange Agent the certificates representing the Eaton Ordinary Shares tendered. The Distribution Exchange Agent’s address is listed on the letter of transmittal. Since certificates are not issued for DRS shares, you do not need to deliver any certificates representing those shares to the Distribution Exchange Agent.

Shares Held Through a Bank, Broker or Other Nominee

If you hold Eaton Ordinary Shares through a bank, broker or other nominee and wish to tender your Eaton Ordinary Shares in this Exchange Offer, you should follow the instructions sent to you separately by that institution. In this case, you should not use a letter of transmittal to direct the tender of your Eaton Ordinary Shares. If that institution holds Eaton Ordinary Shares through The Depository Trust Company, it must notify The Depository Trust Company and cause it to transfer the shares into the Distribution Exchange Agent’s account in accordance with The Depository Trust Company’s procedures. The institution must also ensure that the Distribution Exchange Agent receives an agent’s message from The Depository Trust Company confirming the book-entry transfer of your Eaton Ordinary Shares. A tender by book-entry transfer will be completed upon receipt by the Distribution Exchange Agent of an agent’s message, book-entry confirmation from The Depository Trust Company and any other required documents.

The term “agent’s message” means a message, transmitted by The Depository Trust Company to, and received by, the Distribution Exchange Agent and forming a part of a book-entry confirmation, which states that The Depository Trust Company has received an express acknowledgment from the participant in The Depository Trust Company tendering the Eaton Ordinary Shares which are the subject of the book-entry confirmation, that the participant has received and agrees to be bound by the terms of the letter of transmittal (including the instructions thereto) and that Eaton may enforce that agreement against the participant.

The Distribution Exchange Agent will establish an account with respect to the Eaton Ordinary Shares at The Depository Trust Company for purposes of this Exchange Offer, and any U.S. eligible institution that is a participant in The Depository Trust Company may make book-entry delivery of Eaton Ordinary Shares by causing The Depository Trust Company to transfer such shares into the Distribution Exchange Agent’s account at The Depository Trust Company in accordance with The Depository Trust Company’s procedure for the transfer. Delivery of documents to The Depository Trust Company does not constitute delivery to the Distribution Exchange Agent.

Shares Held in the Eaton 401(k) Savings Plans

Under the rules of the Eaton 401(k) Savings Plans, participants have the right to direct the trustee of such plans that all, some or none of the Eaton Ordinary Shares attributable to their units in the Eaton stock fund under the Eaton 401(k) Savings Plans be exchanged. Participants in the Eaton 401(k) Savings Plans should follow the special instructions that will be sent to them by or on behalf of their applicable plan administrator or other plan fiduciary regarding directing the trustee. A participant’s directions will be held in confidence by the trustee and will not be divulged to Eaton or any officer or employee thereof, or any other person except to the extent that the consequences of such directions are reflected in reports regularly communicated to any such persons in the ordinary course of the performance of the trustee’s services. The trustee will exchange or not exchange shares of Eaton Ordinary Shares as directed by the participant. Except as required by law, the trustee will not exchange shares of Eaton Ordinary Shares reflecting a participant’s proportional interest in the Eaton stock fund for which it has received no direction from the participant.

General Instructions

Do not send letters of transmittal and certificates representing Eaton Ordinary Shares to Eaton, Dana, SpinCo or the information agent. Letters of transmittal for Eaton Ordinary Shares and certificates

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

representing Eaton Ordinary Shares should be sent to the Distribution Exchange Agent at an address listed on the letter of transmittal. Trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity who sign a letter of transmittal or any certificates or stock powers must indicate the capacity in which they are signing and must submit evidence of their power to act in that capacity unless waived by Eaton.

Whether you tender your Eaton Ordinary Shares by delivery of certificates or through your broker, the Distribution Exchange Agent must receive the letter of transmittal for Eaton Ordinary Shares and the certificates representing your Eaton Ordinary Shares, if applicable, at the address set forth on the back cover of this prospectus prior to the expiration of this Exchange Offer. Alternatively, in case of a book-entry transfer of Eaton Ordinary Shares through The Depository Trust Company, the Distribution Exchange Agent must receive the agent’s message and a book-entry confirmation prior to the expiration of this Exchange Offer.

Letters of transmittal for Eaton Ordinary Shares and certificates representing Eaton Ordinary Shares must be received by the Distribution Exchange Agent. Please read carefully the instructions to the letter of transmittal you have been sent. You should contact the information agent if you have any questions regarding tendering your Eaton Ordinary Shares.

Signature Guarantees

Signatures on all letters of transmittal for Eaton Ordinary Shares must be guaranteed by a firm that is a member of the Securities Transfer Agents Medallion Program, or by any other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 under the Exchange Act (we refer to each of the foregoing as a U.S. eligible institution), except in cases in which Eaton Ordinary Shares are tendered for the account of a U.S. eligible institution.

If the certificates representing Eaton Ordinary Shares are registered in the name of a person other than the person who signs the letter of transmittal, the certificates must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name or names of the registered owner or owners appear on the certificates, with the signature(s) on the certificates or stock powers guaranteed by a U.S. eligible institution.

Guaranteed Delivery Procedures

If you wish to tender Eaton Ordinary Shares pursuant to this Exchange Offer but (a) your certificates are not immediately available, (b) you cannot deliver the shares or other required documents to the Distribution Exchange Agent before the expiration of this Exchange Offer or (c) you cannot comply with the procedures for book-entry transfer through The Depository Trust Company on a timely basis, you may still tender your Eaton Ordinary Shares, so long as all of the following conditions are satisfied:

•	you must make your tender by or through a U.S. eligible institution;

•

before the expiration of this Exchange Offer, the Distribution Exchange Agent must receive a properly completed and duly executed notice of guaranteed delivery, substantially in the form made available by Eaton, in the manner provided below; and

•

no later than 5:00 p.m. on the second NYSE trading day after the date of execution of such notice of guaranteed delivery, the Distribution Exchange Agent must receive: (a) (i) certificates representing all physically tendered Eaton Ordinary Shares or (ii) in the case of shares delivered by book-entry transfer through The Depository Trust Company, confirmation of a book-entry transfer of those Eaton Ordinary Shares in the Distribution Exchange Agent’s account at The Depository Trust Company, (b) a letter of transmittal for Eaton Ordinary Shares properly completed and duly executed (including any signature guarantees that may be required) or, in the case of shares delivered by book-entry transfer through The Depository Trust Company, an agent’s message and (c) any other required documents.

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

Registered stockholders (including any participant in The Depository Trust Company whose name appears on a security position listing of The Depository Trust Company as the owner of Eaton Ordinary Shares) may transmit the notice of guaranteed delivery by facsimile transmission or mail it to the Distribution Exchange Agent. If you hold Eaton Ordinary Shares through a bank, broker or other nominee, that institution must submit any notice of guaranteed delivery on your behalf.

Effect of Tenders

A tender of Eaton Ordinary Shares pursuant to any of the procedures described above will constitute your acceptance of the terms and conditions of this Exchange Offer as well as your representation and warranty to Eaton that (1) you have the full power and authority to tender, sell, assign and transfer the tendered shares (and any and all other Eaton Ordinary Shares or other securities issued or issuable in respect of such shares), (2) when the same are accepted for exchange, Eaton will acquire good and unencumbered title to such shares, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claims, and (3) you have a “net long position” in Eaton Ordinary Shares or equivalent securities at least equal to the Eaton Ordinary Shares being tendered, within the meaning of Rule 14e-4 under the Exchange Act, and such tender of shares complies with Rule 14e-4 under the Exchange Act.

It is a violation of Rule 14e-4 under the Exchange Act for a person, directly or indirectly, to tender Eaton Ordinary Shares for such person’s own account unless, at the time of tender, the person so tendering (1) has a net long position equal to or greater than the amount of (a) Eaton Ordinary Shares tendered or (b) other securities immediately convertible into or exchangeable or exercisable for the Eaton Ordinary Shares tendered and such person will acquire such shares for tender by conversion, exchange or exercise and (2) will cause such shares to be delivered in accordance with the terms of this prospectus. Rule 14e-4 provides a similar restriction applicable to the tender or guarantee of a tender on behalf of another person.

The exchange of Eaton Ordinary Shares validly tendered and accepted for exchange pursuant to this Exchange Offer will be made only after timely receipt by the Distribution Exchange Agent of (a) (i) certificates representing all physically tendered Eaton Ordinary Shares or (ii) in the case of shares delivered by book-entry transfer through The Depository Trust Company, confirmation of a book-entry transfer of those Eaton Ordinary Shares in the Distribution Exchange Agent’s account at The Depository Trust Company, (b) the letter of transmittal for Eaton Ordinary Shares, properly completed and duly executed, with any required signature guarantees, or, in the case of a book-entry transfer through The Depository Trust Company, an agent’s message and (c) any other required documents.

Appointment of Attorneys-in-Fact and Proxies

By executing a letter of transmittal as set forth above, you irrevocably appoint Eaton’s designees as your attorneys-in-fact and proxies, each with full power of substitution, to the full extent of your rights with respect to your Eaton Ordinary Shares tendered and accepted for exchange by Eaton and with respect to any and all other Eaton Ordinary Shares and other securities issued or issuable in respect of the Eaton Ordinary Shares on or after the expiration of this Exchange Offer. That appointment is effective when and only to the extent that Eaton deposits the shares of SpinCo common stock for the Eaton Ordinary Shares that you have tendered with the Distribution Exchange Agent. All such proxies will be considered coupled with an interest in the tendered Eaton Ordinary Shares and therefore will not be revocable. Upon the effectiveness of such appointment, all prior proxies that you have given will be revoked and you may not give any subsequent proxies (and, if given, they will not be deemed effective). Eaton’s designees will, with respect to the Eaton Ordinary Shares for which the appointment is effective, be empowered, among other things, to exercise all of your voting and other rights as they, in their sole discretion, deem proper. Eaton reserves the right to require that, in order for Eaton Ordinary Shares to be deemed validly tendered, immediately upon Eaton’s acceptance for exchange of those Eaton Ordinary Shares, Eaton must be able to exercise full voting rights with respect to such shares.

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

Determination of Validity

Eaton will determine questions as to the validity, form, eligibility (including time of receipt) and acceptance for exchange of any tender of Eaton Ordinary Shares, in Eaton’s sole discretion, and its determination will be final and binding. Eaton reserves the absolute right to reject any and all tenders of Eaton Ordinary Shares that it determines are not in proper form or the acceptance of or exchange for which may, in the opinion of its counsel, be unlawful. In the event a shareholder of Eaton disagrees with such determination, he or she may seek to challenge such determination in a court of competent jurisdiction. Eaton also reserves the absolute right to waive any of the conditions of this Exchange Offer, or any defect or irregularity in the tender of any Eaton Ordinary Shares. No tender of Eaton Ordinary Shares is valid until all defects and irregularities in tenders of Eaton Ordinary Shares have been cured or waived. Neither Eaton nor the Distribution Exchange Agent, the information agent or any other person is under any duty to give notification of any defects or irregularities in the tender of any Eaton Ordinary Shares or will incur any liability for failure to give any such notification. Eaton’s interpretation of the terms and conditions of this Exchange Offer (including the letter of transmittal and instructions thereto) will be final and binding. Notwithstanding the foregoing, Eaton shareholders may challenge any such determination in a court of competent jurisdiction.

Binding Agreement

The tender of Eaton Ordinary Shares pursuant to any of the procedures described above, together with Eaton’s acceptance for exchange of such shares pursuant to the procedures described above, will constitute a binding agreement between Eaton and you upon the terms of, and subject to the conditions to, this Exchange Offer.

The method of delivery of share certificates of Eaton Ordinary Shares and all other required documents, including delivery through The Depository Trust Company, is at your option and risk, and the delivery will be deemed made only when actually received by the Distribution Exchange Agent. If delivery is by mail, it is recommended that you use registered mail with return receipt requested, properly insured. In all cases, you should allow sufficient time to ensure timely delivery.

Partial Tenders

If you tender fewer than all the Eaton Ordinary Shares evidenced by any share certificate you deliver to the Distribution Exchange Agent, then you will need to fill in the number of shares that you are tendering in the table on the second page of the letter of transmittal. In those cases, as soon as practicable after the expiration of this Exchange Offer, the Distribution Exchange Agent will credit the remainder of the shares of common stock that were evidenced by the certificate(s) but not tendered to a DRS account in the name of the registered holder maintained by Eaton’s transfer agent. Unless you indicate otherwise in your letter of transmittal, all of the Eaton Ordinary Shares represented by share certificates you deliver to the Distribution Exchange Agent will be deemed to have been validly tendered. No share certificates are expected to be delivered to you, including in respect of any shares delivered to the Distribution Exchange Agent that were previously in certificated form, except for share certificates representing shares not accepted for exchange in this Exchange Offer.

Treatment of Eaton Ordinary Shares Held Under the Eaton 401(k) Savings Plans

Eaton Ordinary Shares attributable to participant investment in the Eaton stock fund under the Eaton 401(k) Savings Plans are eligible for participation in this Exchange Offer. As applicable under the rules of the Eaton 401(k) Savings Plans, participants have the right to direct the trustee of such plans that all, some or none of the Eaton Ordinary Shares attributable to their units in the Eaton stock fund in the Eaton 401(k) Savings Plans be exchanged. Participants in the Eaton 401(k) Savings Plans should follow the special instructions that will be sent to them by or on behalf of their applicable plan administrator or other plan fiduciary regarding directing the trustee. A participant’s directions will be held in confidence by the trustee and will not be divulged to Eaton

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

Corporation, or any officer or employee thereof, or any other person except to the extent that the consequences of such directions are reflected in reports regularly communicated to any such persons in the ordinary course of the performance of the trustee’s services. The trustee will exchange or not exchange shares of Eaton Ordinary Shares as directed by the participant. Except as required by law, the trustee will not exchange shares of Eaton Ordinary Shares reflecting a participant’s proportional interest in the Eaton stock fund for which it has received no direction from the participant.

Lost, Stolen or Destroyed Certificates

If your certificate(s) representing Eaton Ordinary Shares have been mutilated, destroyed, lost or stolen and you wish to tender your shares, you may request assistance with the replacement of the certificate(s) by calling      at      . You may also need to complete an affidavit of lost, stolen or destroyed certificate(s) that you may request by calling      at      , post a surety bond for your lost, stolen or destroyed Eaton Ordinary Shares and pay a service fee. Upon completion of the requirements for replacement of your certificate(s) and upon receipt of the completed applicable letter of transmittal your Eaton Ordinary Shares will be considered tendered in this Exchange Offer.

Withdrawal Rights

Eaton Ordinary Shares validly tendered pursuant to this Exchange Offer may be withdrawn at any time before the expiration of this Exchange Offer and unless Eaton has previously accepted such shares for exchange pursuant to this Exchange Offer, may also be withdrawn at any time after the expiration of 40 business days from the commencement of this Exchange Offer. Once Eaton accepts Eaton Ordinary Shares for exchange pursuant to this Exchange Offer, your tender is irrevocable.

If you invested in the Eaton stock fund under the Eaton 401(k) Savings Plans, you have the right to direct the trustee of such plans that all, some or none of the Eaton Ordinary Shares attributable to your units in the Eaton stock fund be exchanged. Special instructions will be provided to participants by or on behalf of their applicable plan administrator or other plan fiduciary regarding withdrawal rights. A participant’s directions will be held in confidence by the trustee and will not be divulged to Eaton or any officer or employee thereof, or any other person except to the extent that the consequences of such directions are reflected in reports regularly communicated to any such persons in the ordinary course of the performance of the trustee’s services. The trustee will exchange or not exchange shares of Eaton Ordinary Shares as directed by the participant. Except as required by law, the trustee will not exchange shares of Eaton Ordinary Shares reflecting a participant’s proportional interest in the Eaton stock fund for which it has received no direction from the participant.

For a withdrawal of Eaton Ordinary Shares to be effective, the Distribution Exchange Agent must receive from you a written notice of withdrawal, in the form made available to you, at one of its addresses or the facsimile number set forth on the back cover of this prospectus, and your notice must include your name and the number of Eaton Ordinary Shares to be withdrawn, as well as the name of the registered holder, if it is different from that of the person who tendered those shares.

If certificates have been delivered or otherwise identified to the Distribution Exchange Agent, the name of the registered holder and the certificate numbers of the particular certificates evidencing the Eaton Ordinary Shares must also be furnished to the Distribution Exchange Agent, as stated above, prior to the physical release of the certificates. If Eaton Ordinary Shares have been tendered pursuant to the procedures for book-entry tender discussed in “—Procedures for Tendering,” any notice of withdrawal must specify the name and number of the account at The Depository Trust Company to be credited with the withdrawn shares and must otherwise comply with the procedures of The Depository Trust Company.

Eaton will decide all questions as to the form and validity (including time of receipt) of any notice of withdrawal, in its sole discretion, and its decision will be final and binding, subject to the rights of the

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

tendering stockholders to challenge Eaton’s determination in a court of competent jurisdiction. Neither Eaton nor the Distribution Exchange Agent, the information agent nor any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or will incur any liability for failure to give any notification.

Any Eaton Ordinary Shares properly withdrawn will be deemed not to have been validly tendered for purposes of this Exchange Offer. However, you may re-tender withdrawn Eaton Ordinary Shares by following one of the procedures discussed in “—Procedures for Tendering” at any time prior to the expiration of this Exchange Offer (or pursuant to the instructions sent to you separately).

Book-Entry Accounts

Certificates representing shares of SpinCo common stock will not be issued to tendering holders of Eaton Ordinary Shares pursuant to this Exchange Offer. Rather than issuing certificates representing such shares of SpinCo common stock to tendering holders of Eaton Ordinary Shares, the Distribution Exchange Agent will cause the shares of SpinCo common stock to be credited to book-entry account records maintained by the Distribution Exchange Agent for the benefit of the respective tendering holders. Following the consummation of this Exchange Offer, Merger Sub will be merged with and into Dana in the Merger and each share of Dana common stock will be converted into the right to receive SpinCo common stock and cash in lieu of any fractional share of SpinCo common stock to which such stockholder would otherwise have been entitled. In connection with this Exchange Offer and the Merger, you will receive a letter of transmittal and instructions for use in obtaining the shares of SpinCo common stock and cash in lieu of any fractional shares of SpinCo common stock, if any, that you are entitled to receive in the Merger.

As promptly as practicable following Eaton’s determination and the notice of the final proration factor, if any, the Distribution Exchange Agent will determine the shares of SpinCo common stock that Eaton shareholders are entitled to receive in this Exchange Offer or the Clean-Up Spin-Off (in the event this Exchange Offer is not fully subscribed). As promptly as practicable following the Merger, the Merger Distribution Agent will deliver to such Dana stockholders a book-entry authorization representing the number of whole shares of SpinCo common stock into which such shares of Dana common stock have been converted pursuant to the Merger and will make available to such Dana stockholders the cash, if any, such stockholders are entitled to receive in lieu of any fractional shares of SpinCo common stock in accordance with the Merger Agreement.

Extension; Termination; Amendment

Extension, Termination or Amendment by Eaton

Subject to its compliance with the Merger Agreement, Eaton expressly reserves the right, in its sole discretion, at any time and from time to time to extend the period of time during which this Exchange Offer is open and thereby delay acceptance for exchange of, and the exchange of, any Eaton Ordinary Shares validly tendered and not properly withdrawn in this Exchange Offer. For example, this Exchange Offer can be extended if any of the conditions to consummation of this Exchange Offer described in “—Conditions to Consummation of This Exchange Offer” are not satisfied or waived prior to the expiration of this Exchange Offer.

Additionally, Eaton expressly reserves the right, in its sole discretion, to terminate the Exchange Offer, if, at the scheduled expiration of this Exchange Offer, any of the conditions to consummation of this Exchange Offer described in “—Conditions to Consummation of This Exchange Offer” are not satisfied or waived.

If we make a material change in the terms of this Exchange Offer or if we waive a material condition of the Exchange Offer, we will disseminate additional tender offer materials and extend the Exchange Offer to the extent required by Rule 13e-4(e)(3) and Rule 14e-1 of the Exchange Act. The minimum period during which an offer must remain open following changes in the terms of the Exchange Offer, other than as set forth below, will

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

depend upon the facts and circumstances, including the relative materiality of the changes. If we make a material change to the Exchange Offer, we will extend the Exchange Offer by a minimum of five business days from the date that the material change is disseminated to Eaton shareholders, except as set forth below. The Exchange Offer will be extended so that it remains open for a minimum of ten business days following the announcement of a change in the method for calculating the number of shares of SpinCo common stock offered in exchange for each Eaton Ordinary Share, if this Exchange Offer is scheduled to expire within ten (10) business days of announcing any such change.

Subject to its compliance with the Merger Agreement, Eaton expressly reserves the right, in its sole discretion, to amend the terms of this Exchange Offer in any respect prior to the expiration of this Exchange Offer, except that Eaton does not intend to extend this Exchange Offer other than in the circumstances described above.

If Eaton extends this Exchange Offer, is delayed in accepting for exchange any Eaton Ordinary Shares or is unable to accept for exchange any Eaton Ordinary Shares under this Exchange Offer for any reason, then, without affecting Eaton’s rights under this Exchange Offer, the Distribution Exchange Agent may retain all Eaton Ordinary Shares tendered on Eaton’s behalf. These Eaton Ordinary Shares may not be withdrawn except as provided in “—Withdrawal Rights.”

Eaton’s reservation of the right to delay acceptance for exchange of any Eaton Ordinary Shares is subject to applicable law, which requires that Eaton pay the consideration offered or return the Eaton Ordinary Shares deposited promptly after the termination or withdrawal of this Exchange Offer.

Any such extension, termination or amendment will be followed as promptly as practicable by public announcement thereof by Eaton, which, in the case of an extension, will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

Method of Public Announcement

Subject to applicable law (including Rules 13e-4(d), 13e-4(e)(3) and 14e-1 under the Exchange Act, which require that any material change in the information published, sent or given to stockholders in connection with this Exchange Offer be promptly disclosed to stockholders in a manner reasonably designed to inform them of the change) and without limiting the manner in which Eaton may choose to make any public announcement, Eaton assumes no obligation to publish, advertise or otherwise communicate any such public announcement other than by publishing a press release.

Conditions to Consummation of This Exchange Offer

Eaton will not be required to complete and consummate this Exchange Offer and may extend or terminate this Exchange Offer, if, at the scheduled expiration of this Exchange Offer:

•

the Restructuring (including the SpinCo Cash Payment) having been completed substantially in accordance with an agreed restructuring plan (other than steps contemplated to occur at or after the Distribution);

•

Eaton’s board of directors having determined that Eaton has sufficient distributable reserves to effect the Distribution, has declared the Distribution and has approved all related transactions, and such declaration has not been withdrawn;

•	consummation or satisfaction of the SpinCo Cash Payment;

•	Eaton having received the Eaton Tax Opinions;

•	no order, injunction or decree issued by any governmental authority, or other legal restraint or prohibition, preventing the consummation of the Distribution or the related transactions, is pending;

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

•

each of the Employee Matters Agreement, Confirmation of Intellectual Property Assignment, Intellectual Property Cross License Agreement, Trademark License Agreements, Tax Matters Agreement, Real Estate Matters Agreement and Transition Services Agreement has been duly executed by the parties thereto;

•

an independent appraisal firm having delivered one or more opinions to the boards of directors of Eaton and SpinCo confirming the solvency and surplus of SpinCo after giving effect to the SpinCo Cash Payment and the Distribution, with such opinions in a form and substance reasonably acceptable to Dana and not withdrawn; and

•

each of the conditions precedent to the consummation of the Merger having been satisfied or waived (other than the condition that the Restructuring and the Distribution have been consummated), in each case other than those conditions that, by their nature, are to be satisfied contemporaneously with the Distribution or the Merger.

Each of the foregoing conditions to the consummation of this Exchange Offer is independent of any other condition; the exclusion of any event from a particular condition above does not mean that such event may not be included in another condition.

These conditions, except for the opinion from an independent appraisal firm confirming the solvency and surplus of SpinCo after giving effect to the SpinCo Cash Payment and the consummation of the Distribution, are for the sole benefit of Eaton.

Fees and Expenses

Eaton has retained      to act as the information agent and      to act as the Distribution Exchange Agent in connection with this Exchange Offer. The information agent may contact holders of Eaton Ordinary Shares by mail, e-mail, telephone, facsimile transmission and personal interviews and may request bank, broker and other nominee stockholders to forward materials relating to this Exchange Offer to beneficial owners of Eaton Ordinary Shares. The information agent and the Distribution Exchange Agent each will receive reasonable compensation for its respective services, will be reimbursed for reasonable out-of-pocket expenses and will be indemnified against specified liabilities in connection with their services, including liabilities under the federal securities laws.

Neither the information agent nor the Distribution Exchange Agent has been retained to make solicitations or recommendations with respect to this Exchange Offer. The fees they receive will not be based on the number of Eaton Ordinary Shares tendered in this Exchange Offer.

Eaton will not pay any fees or commissions to any bank, broker or other nominee or any other person for soliciting tenders of Eaton Ordinary Shares in this Exchange Offer. Eaton will, upon request, reimburse bank, broker or other nominees for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers.

No bank, broker or other nominee will be deemed to be Eaton’s agent or the agent of SpinCo, the information agent or the Distribution Exchange Agent for purposes of this Exchange Offer.

Legal Limitations

This prospectus is not an offer to buy, sell or exchange and it is not a solicitation of an offer to buy or sell any shares of SpinCo common stock, Eaton Ordinary Shares or shares of Dana common stock in any jurisdiction in which the offer, sale or exchange is not permitted. After the consummation of this Exchange Offer and prior to the Merger, it will not be possible to trade any shares of SpinCo common stock.

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

Certain Matters Relating to Non-U.S. Jurisdictions

Countries outside the United States generally have their own legal requirements that govern securities offerings made to persons resident in those countries and often impose stringent requirements about the form and content of offers made to the general public. None of Eaton, Dana or SpinCo has taken any action under non-U.S. regulations to facilitate a public offer to exchange the Eaton Ordinary Shares, Dana common stock or SpinCo common stock outside the United States. Accordingly, the ability of any non-U.S. person to tender Eaton Ordinary Shares in this Exchange Offer will depend on whether there is an exemption available under the laws of such person’s home country that would permit the person to participate in this Exchange Offer without the need for Eaton, Dana or SpinCo to take any action to facilitate a public offering in that country or otherwise. For example, some countries exempt transactions from the rules governing public offerings if they involve persons who meet certain eligibility requirements relating to their status as sophisticated or professional investors.

Non-U.S. stockholders should consult their advisors in considering whether they may participate in this Exchange Offer in accordance with the laws of their home countries and, if they participate, whether there are any restrictions or limitations on transactions in the Eaton Ordinary Shares, Dana common stock or SpinCo common stock that may apply in their home countries. None of Eaton, Dana or SpinCo can provide any assurance about whether such limitations may exist.

This prospectus is not a prospectus within the meaning of section 1348 of the Irish Companies Act or the EU Prospectus Regulation (Regulation (EU) 2017/1129) of the European Parliament and of the Council. No offer of securities of SpinCo common stock to the public is made, or will be made, in connection with the Distribution or the Separation, that requires the publication of a prospectus pursuant to Irish prospectus law within the meaning of section 1348 of the Irish Companies Act in general, or in particular pursuant to the EU Prospectus Regulation. This prospectus has not been reviewed or approved by the Central Bank of Ireland or any other competent authority in the European Economic Area for the purposes of the EU Prospectus Regulation. This prospectus does not constitute investment advice or the provision of investment services within the meaning of the European Union (Markets in Financial Instruments) Regulations 2017 of Ireland (S.I. No. 375 of 2017) (as amended) or otherwise or the Markets in Financial Instruments Directive (2014/65/EU) or otherwise. Neither Eaton nor SpinCo is an authorized investment firm within the meaning of the European Union (Markets in Financial Instruments) Regulations 2017 of Ireland (S.I. No. 375 of 2017) (as amended) or the Markets in Financial Instruments Directive (2014/65/EU) and the recipients of this document should seek independent legal and financial advice in determining their actions in respect of, or pursuant to, this prospectus.

Distribution of SpinCo Common Stock Remaining After This Exchange Offer

All shares of SpinCo common stock intended to be issued as part of the Exchange Offer that are not exchanged in this Exchange Offer will be issued in the Clean-Up Spin-Off to holders of Eaton Ordinary Shares whose Eaton Ordinary Shares remain outstanding after the consummation of this Exchange Offer. The record date for the Clean-Up Spin-Off, if any, will be announced by Eaton. Any Eaton shareholder who validly tenders (and does not properly withdraw) Eaton Ordinary Shares accepted for exchange in this Exchange Offer will with respect to such shares waive their rights to receive, and forfeit any rights to, shares of SpinCo common stock distributed in the Clean-Up Spin-Off.

Upon consummation of this Exchange Offer, Eaton will deliver to the Distribution Exchange Agent a book-entry authorization representing (a) all of the shares of SpinCo common stock being exchanged in this Exchange Offer, with instructions to hold the shares of SpinCo common stock as agent for the holders of Eaton Ordinary Shares validly tendered and not properly withdrawn in this Exchange Offer and (b) in the case of a Clean-Up Spin-Off, if any, Eaton shareholders whose Eaton Ordinary Shares remain outstanding after the consummation of this Exchange Offer. Shares of SpinCo common stock will be delivered to Dana stockholders following the effective time of the Merger, pursuant to the procedures determined by the Merger Distribution Agent. See “ —Exchange of Eaton Ordinary Shares.”

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

INFORMATION ABOUT DANA

Information about Dana

Dana is a world leader in providing power-conveyance and energy-management solutions for on-highway vehicles. Dana’s portfolio improves the efficiency, performance and sustainability of light and commercial vehicles. From axles, driveshafts, transmissions, sealing and thermal products to electrification products including motors, inverters, controllers, e-sealing, e-thermal and digital solutions, Dana enables the propulsion of internal combustion engine, hybrid and electric-powered vehicles by supplying nearly every major on-highway vehicle manufacturer in the world. As of March 31, 2026, Dana employed approximately 26,900 people and operated in 24 countries.

Dana’s technologies include drive systems (axles, driveshafts and transmissions); electrodynamic technologies (motors, inverters, software and control systems, battery-management systems and fuel cell plates); sealing solutions (gaskets, seals, cam covers and oil pan modules); thermal-management technologies (transmission and engine oil cooling, battery and electronics cooling, charge air cooling and thermal-acoustical protective shielding); and digital solutions (active and passive system controls and descriptive and predictive analytics). Dana serves its global light vehicle and medium/heavy vehicle markets through two business units – Light Vehicle Drive Systems (Light Vehicle) and Commercial Vehicle Drive and Motion Systems (Commercial Vehicle). Dana has a diverse customer base and geographic footprint which minimizes its exposure to individual market and segment declines. In fiscal year 2025, 60% of Dana’s sales came from North American operations and 40% from operations throughout the rest of the world. Dana’s sales by operating segment were Light Vehicle – 70% and Commercial Vehicle – 30%.

Dana is headquartered in Maumee, Ohio, and was incorporated in Delaware in 2007. Its principal executive office is at 3939 Technology Drive, Maumee, OH 43537. Dana’s common stock is listed on the NYSE under the ticker symbol “DAN.”

The foregoing information concerning Dana does not purport to be complete. Certain additional information relating to Dana’s business and operations is incorporated by reference in this document from other documents filed by Dana with the SEC and listed under “Where You Can Find Additional Information; Incorporation By Reference” on page [●]. If you desire copies of any of these documents, you may contact Dana at its address and phone number indicated under “Where You Can Find Additional Information; Incorporation By Reference” on page [●].

Dana Stockholders’ Meeting

Under the terms of the Merger Agreement, Dana is required to call a meeting of its stockholders for the purpose of voting upon the adoption of the Merger Agreement, as soon as practicable following the date on which the SEC has declared effective the registration statement on Form S-4 being filed by SpinCo to register the shares of SpinCo common stock that will be issued in the Merger.

In connection with the special meeting of its stockholders, and in order to provide Dana’s stockholders with additional information and to seek approval of this matter, Dana will prepare and deliver a proxy statement to its stockholders in accordance with applicable law and its organizational documents.

The Merger Proposal will require the affirmative vote of holders of a majority of the outstanding shares of Dana common stock entitled to vote thereon as of the applicable record date.

As of the close of business on      , 2026, the record date for the Dana special meeting of stockholders, Dana directors and executive officers and their affiliates were entitled to vote      % of the outstanding shares of Dana common stock. Dana currently expects that all Dana directors and executive officers will vote their shares in favor of the Merger Proposal, although none of Dana’s directors or executive officers has entered into an agreement requiring them to do so.

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

INFORMATION ABOUT EATON AND MERGER SUB

Information about Eaton

Eaton is an Irish public limited company and an intelligent power management company dedicated to protecting the environment and improving the quality of life for people everywhere. Eaton makes products for the data center, utility, industrial, commercial and institutional, machine building, residential, aerospace and mobility markets. By capitalizing on the global growth trends of electrification and digitalization, Eaton is helping to solve the world’s most urgent power management challenges and building a more sustainable society for people today and generations to come. Founded in 1911, Eaton has continuously evolved to meet the changing and expanding needs of its stakeholders. With revenues of $27.4 billion in 2025, the company serves customers in 180 countries.

Eaton’s principal executive offices are located at Eaton House, 30 Pembroke Road, Dublin 4, Ireland, D04 Y0C2 and its telephone number is +(353) 1637 2900. Eaton’s website address is eaton.com. The website address is for information only and is not intended to be an active link or to be incorporated by reference into or part of this prospectus.

Eaton employed approximately 107,623 people worldwide as of June 30, 2026.

The foregoing information concerning Eaton does not purport to be complete. Certain additional information relating to Eaton’s business, management, executive officer and director compensation, voting securities and certain relationships is incorporated by reference in this document from other documents filed by Eaton with the SEC and listed under “Where You Can Find Additional Information; Incorporation By Reference” on page [●]. If you desire copies of any of these documents, you may contact Eaton at its address and phone number indicated under “Where You Can Find Additional Information; Incorporation By Reference” on page [•].

Information About Merger Sub

Merger Sub is a direct, wholly owned subsidiary of SpinCo. Merger Sub was incorporated in the State of Delaware on May 22, 2026 for the purpose of merging with and into Dana in the Merger. Merger Sub has not carried on any activities other than in connection with the Merger Agreement.

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

INFORMATION ABOUT THE MOBILITY BUSINESS

On January 26, 2026, Eaton Corporation plc announced its intent to pursue a separation of its Mobility Business from Eaton. On June 10, 2026, Eaton signed a definitive agreement with Dana Incorporated to combine the Mobility Business with Dana in a Reverse Morris Trust (“RMT”) transaction. The RMT transaction is expected to close in the first quarter of 2027, subject to various customary closing conditions under the Merger Agreement, including, among others, approval by Dana stockholders, receipt of regulatory approval and other customary closing conditions.

SpinCo was incorporated in the State of Delaware for the purpose of holding the Mobility Business in connection with the Restructuring and the Distribution. Prior to the contribution of the Mobility Business to Mobility pursuant to the Restructuring, which will occur prior to the Distribution, Mobility will have no operations. Following the Distribution, Mobility expects its common stock to trade on the NYSE under the ticker symbol “DAN”.

The Mobility Business

The Mobility Business is a global mobility and engineered-systems partner serving commercial vehicle, passenger vehicle and aftermarket customers worldwide. The company designs and manufactures mission-critical powertrain, drivetrain, engine, air management, electrical and electronic components and systems that safely, efficiently and reliably create, manage, and deliver mechanical and electrical power across vehicles. It operates across the propulsion spectrum, from internal combustion, to hybrid, to fully electric, to support customers with a portfolio of differentiated solutions. The Mobility Business sells directly to virtually all major global vehicle OEMs, including leading truck manufacturers, large automotive OEMs and Tier 1 system integrators.

The Mobility Business’ value proposition is built on solving customers’ complex mobility and power management challenges with highly engineered, application-specific solutions amid evolving regulatory demands, vehicle performance requirements, emissions targets, safety mandates and total cost of ownership objectives. Its portfolio helps customers manage and deliver power on-road and off-road, spanning transmissions, clutches, differentials and engine air management to power distribution, protection, connectors and high-voltage conversion.

The Mobility Business has more than 100 years of operating heritage, leveraging deep technical expertise, manufacturing capabilities, global engineering centers of excellence and disciplined operating processes to deliver consistent execution at scale.

In 2025, the Mobility Business generated $3.1 billion in net sales, net income of $175 million and $451 million in adjusted EBITDA, representing an approximately 14% adjusted EBITDA margin, supported by a diversified global revenue base and strong positions in several mission-critical product categories. For an explanation and reconciliation of adjusted EBITDA to the most directly comparable GAAP measure, see “Management’ s Discussion and Analysis of Financial Condition and Results of Operations— Non-GAAP Financial Measures” and “Non-GAAP Financial Measures.” A significant portion of the Mobility Business’ net sales comes from visible, recurring and more profitable aftermarket channels.

The Mobility Business’ global operating model is evident in its geographic sales profile, with approximately 55% of net sales generated outside North America. Leveraging a global manufacturing, engineering and commercial footprint, the Mobility Business supports OEM platforms and customers across major vehicle markets around the world. The Mobility Business operates globally across North America, Europe, Asia Pacific and South America. It maintains 27 manufacturing sites and 44 total facilities around the world, including distribution centers, warehouses and research and development (“R&D”) centers. These facilities enable close proximity to customers, compliance with local requirements and resilience against regional demand shifts, trade policy changes and potential supply chain disruptions. The Mobility Business has invested over $367 million in R&D over the last three years, supporting continuous innovation across its portfolio.

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

Excluding the impact of joint ventures, which are not consolidated into net sales, no single customer accounted for more than 15% of net sales for the years ended December 31, 2025, 2024 and 2023, reflecting a broad and diversified customer base. For the year ended December 31, 2025, the top five customers collectively accounted for approximately 34% of total net sales. The Mobility Business’ largest customer accounted for approximately 12% of total net sales, and as a key customer of one of the joint ventures, accounted for approximately 19% of net sales including its joint ventures.

Products

The Mobility Business’ product portfolio spans four major categories:

Powertrain and Drivetrain Components: The Mobility Business is a producer of manual and automated transmissions for commercial vehicles, particularly heavy-duty and medium-duty commercial vehicles, along with related clutch systems, differentials and gearing solutions; these core competencies in powertrain and drivetrain components can be utilized to expand further into electric vehicles. The Mobility Business is a North America Class 8 and South America commercial truck transmissions supplier. The Mobility Business also supplies mechanical locking differentials for light vehicle platforms and performance gearing for off-road and specialty applications. These products manage mechanical power transfer in vehicles, delivering reliability and efficiency. Additionally, the Mobility Business partners in joint ventures with Fast Gear (clutches and light duty transmissions) and Cummins (automated transmissions).

Engine, Air Management and Components: The Mobility Business designs and manufactures engine valves, engine brake systems, valve actuation systems and lifters, superchargers and fuel evaporative emissions management parts. It pioneered the 1.5-stroke high-power engine brake and remains a leading engine brake, engine valve, valve actuation systems and supercharger provider globally. The Mobility Business supplies customers across North America, South America, Europe and Asia Pacific, and maintains a joint venture with NITTAN Corporation for engine valves and valve actuation components. The Mobility Business maintains one of the most globally diverse engine valve and engine component manufacturing footprints. These components improve engine performance, durability, fuel economy and emissions compliance across commercial and automotive applications.

Electrical and eMobility Products: The Mobility Business provides high-voltage and low-voltage electrical and electronic components for internal combustion, hybrid and electric vehicles. Key offerings include high-voltage, high power connectors, power distribution units, circuit protection devices (including Breaktor resettable circuit protection technology), fuel tank isolation valves (“FTIV®”) and other components. The company has expanded from pure component supply to system-level solutions, tailoring offerings to customer buying preferences, as some OEMs procure individual components while others seek integrated systems.

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

Leading Mobility and Engineered-Systems Portfolio

Powertrain and Drivetrain Components

Provider of mission-critical powertrain and drivetrain technologies for commercial vehicles, with a strong position in automated transmissions for heavy- and medium-duty commercial vehicles, as well as clutches, differentials, and EV and performance gearing.

Core competencies in powertrain and drivetrain components serve both combustion engines and electric vehicles segments, enabling efficient, reliable transfer of torque from engine to wheels across demanding duty cycles.

- Clutches
- Commercial Vehicle Transmissions
- Differentials
- EV and Performance Gearing

Engine, Air Management & Components

Provider of advanced engine components and air management solutions, designing and manufacturing critical valvetrain systems that sit at the heart of engine performance. The Mobility Business is a pioneer of the 1.5-stroke high-power engine brake and continues to hold a leading global position in engine brakes, engine valves, valve actuation systems, and superchargers.

These components play a central role in optimizing engine efficiency, enhancing fuel economy, and enabling compliance with increasingly stringent emissions standards.

Electrical & eMobility Products

Provider of high- and low-voltage electrical and electronic solutions for hybrid and electric vehicles, with a rapidly expanding portfolio spanning high-voltage, high-power connectors, power distribution, circuit protection, and electrified driveline components.

Building on its core component expertise, the Mobility Business has evolved into a system-level solutions provider, partnering closely with OEMs to deliver both discrete products and fully integrated architectures tailored to customer needs.

The Mobility Business generally provides warranties on its products consistent with industry practice and customer contractual requirements. Warranty periods vary by product and vehicle class. The Mobility Business establishes warranty reserves based on historical experience, product performance data and other relevant factors.

History

The Mobility Business’ history is built on more than a century of vehicle and power management expertise, including continuous innovation in commercial vehicle drivetrain and engine-related technologies. Its heritage is anchored by landmark product innovations critical to vehicle safety, performance and uptime. Its MLocker locking differential, a mechanically actuated system that delivers consistent torque transfer in low-traction conditions, has been deployed for decades on high-volume, full-size truck platforms for leading OEMs, reflecting its proven reliability in demanding real-world applications. The Mobility Business’ proprietary Crutonite valve material has advanced engine durability and performance beyond existing alternatives, while the Mobility Business’ TVS Supercharger technology has set a new standard for forced induction efficiency. More recently, the Mobility Business developed the Breaktor, the first and only truly resettable high-voltage DC circuit protection device for electric vehicles, consolidating multiple single-use fuses and pyrotechnic disconnects into one reusable unit and enabling safer, simpler architectures as battery voltages and charging speeds continue to increase. The Mobility Business also pioneered the 1.5-stroke high-power engine brake, which delivers up to 75% more braking power than conventional designs and can eliminate the need for a separate driveline retarder, directly reducing weight, cost and maintenance for customers.

The Mobility Business’ strong technological capabilities have also enabled the development of differentiated digital and service offerings, including the proprietary ServiceRanger diagnostic platform, IntelliConnect remote diagnostics (included with every automated transmission) and the Roadranger field support network. Together, these capabilities have created an integrated aftermarket ecosystem that increases fleet uptime, deepens customer relationships and reinforces switching costs across the installed base.

Its culture of innovation is matched by a track record of operational excellence. The business has consistently led improvement initiatives within the broader Eaton organization, earned numerous awards for

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

world-class manufacturing and environmental sustainability and served as the foundation for operating processes subsequently adopted enterprise-wide.

The Mobility Business maintains several strategic joint ventures that extend its reach into markets and product categories where local scale, customer relationships or cost dynamics favor a partnership model: (a) two Fast Gear partnerships in China (clutches and light-duty transmissions), (b) NITTAN (engine valves and valvetrain components) and (c) the Eaton-Cummins Joint Venture (automated transmissions and integrated powertrain solutions for Class 8 trucks). These partnerships broaden the portfolio of the Mobility Business with adjacent offerings, accelerate market entry and allow participation in fast-growing markets.

Beyond inorganic growth via partnerships and joint ventures, the Mobility Business has also demonstrated the ability to identify and integrate complementary technology businesses, most recently through the acquisition of Royal Power Solutions in 2022. This acquisition meaningfully expanded its high-voltage, high-power connectors and terminals capabilities for EV applications.

Industry & Competitive Landscape

The Mobility Business participates in the global mobility and vehicle systems industry, supplying components across drivetrain, engine and electrical architectures for passenger vehicle and commercial vehicle end-markets, as well as the global aftermarket.

The Mobility Business’ management team estimates that the core product categories collectively represent an approximately $57 billion total addressable market, which is expected to grow in the low- to mid-single digits in percentage points through 2030. This estimate is constructed at the product line level across the Mobility Business’ primary product categories: (a) powertrain and drivetrain components, (b) engine, air management and components and (c) electrical and eMobility products. For each product line, management derives addressable market values by applying average component or system pricing to finished vehicle production volumes sourced from third-party data providers, including S&P Global Mobility and Knibb, Gormezano & Partners (“KGP”). Management’s total addressable market calculations exclude the aftermarket business and are therefore considered relatively conservative.

Product Markets

The Mobility Business participates in a broad set of product markets that collectively define its addressable opportunity:

Powertrain and Drivetrain Components: represent core mechanical systems required for both ICE and EV operations across commercial and passenger applications. Management estimates the total addressable market for these products at approximately $27 billion, with expected growth supported by increasing demand for EV gearing and continued strength in commercial vehicle transmission platforms.

Engine, Air Management and Components: address performance, durability and emissions requirements across internal combustion and hybrid platforms. Management estimates the total addressable market at approximately $4 billion. While overall market growth is expected to be modest, the outlook is supported by regulatory-driven demand in North America and incremental growth in emerging markets globally.

Electrical and eMobility Products: serve the growing need for electrical architecture, power management and system integration across electrified vehicles. Management estimates the total addressable market at approximately $26 billion, with expected growth tied to increasing alternative propulsion share through hybrid and electric vehicle adoption, driving higher electrical content and more complex power management requirements per vehicle.

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These product markets span both legacy and emerging technologies, creating a diversified opportunity set that positions the Mobility Business to participate in growth across multiple propulsion architectures as vehicle platforms evolve.

End-Market Dynamics

The Mobility Business serves two primary end-markets: (a) passenger vehicle (light trucks, SUVs and cars) and (b) commercial vehicle (heavy-duty trucks, medium-duty trucks and buses).

Passenger Vehicle

The passenger vehicle market is influenced by global production cycles and consumer demand, with growth varying by region. Near-term volumes remain sensitive to macroeconomic factors such as interest rates, financing availability and consumer confidence, which can affect vehicle affordability and purchasing behavior.

Over the longer term, demand is supported by a large and stable installed base and high vehicle ownership levels in developed markets. The market is undergoing continued evolution around electrified powertrains, including both battery electric and hybrid vehicles, although adoption is progressing unevenly across regions due to factors such as affordability, charging infrastructure availability and policy support.

In parallel, increasing vehicle digitalization, connectivity and autonomy is driving greater system complexity and higher electronics content per vehicle, contributing to demand for more advanced electrical architectures and integrated power management solutions.

Commercial Vehicle

The commercial vehicle market is driven by freight demand, fleet replacement cycles and underlying economic activity, including construction, infrastructure and industrial output. Demand continues to be supported by structural trends such as the growth of global trade, e-commerce penetration and increasing supply chain complexity, which drive the need for efficient and reliable transport capacity.

Fleet operators remain highly focused on total cost of ownership, including fuel efficiency, uptime and lifecycle maintenance costs, which influences component selection and adoption of more durable and higher-performance systems. Activity across sectors such as construction, energy and logistics also supports ongoing fleet utilization and replacement demand.

The market is gradually transitioning toward electrified and hybrid powertrains, although adoption varies by application given range, payload and infrastructure considerations. Higher fuel costs and regulatory pressure can support demand for more fuel-efficient solutions, particularly hybrids and alternative propulsion systems, while conventional diesel platforms continue to dominate in many long-haul and heavy-duty use cases.

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Aftermarket

The aftermarket is driven primarily by the installed base of vehicles in operation, including vehicle age, utilization and total fleet size. Demand is supported by ongoing maintenance and replacement requirements, particularly in commercial and industrial applications where usage intensity is high.

Growth is further supported by increasing vehicle lifespan and rising system complexity, which drive higher-value replacement parts and service requirements. Advances in digital diagnostics, predictive maintenance and connected vehicle technologies are also improving service efficiency and expanding the scope of aftermarket offerings.

Compared to OEM production, aftermarket demand tends to be less cyclical and more recurring, providing a more stable and resilient source of revenue across economic cycles.

Competition

The Mobility Business competes across a diverse set of end-markets, product categories and geographies, and its competitive landscape varies by product line and application. Depending on the specific offering, the business may compete with large global Tier 1 suppliers, smaller specialized component manufacturers or, in certain cases, customers and suppliers with adjacent capabilities. As a result, it faces a broad and fragmented competitive set, which differs across its product portfolio. A representative, but not comprehensive, list of competitors by major product category is provided below.

Powertrain and drivetrain competitors include global automotive and commercial vehicle suppliers such as Allison Transmission, Dauch, Linamar, Magna, ZF and many others. Engine and air management competitors include companies such as BorgWarner Tenneco and various regional suppliers. Electrical and eMobility competitors include companies such as Aptiv, Lear, TE Connectivity, Valeo and other providers of high-voltage connectors, electrical architecture and other systems. In the aftermarket, the Mobility Business’ competitive set is generally a subset of the OEM competitors listed above, as many of the same suppliers also offer replacement parts and service solutions tied to their respective product categories. In addition, it competes with independent aftermarket distributors and remanufacturers that serve overlapping vehicle populations across its end-markets.

Competition is based on factors such as product performance, engineering capability, reliability, quality, cost and the ability to deliver integrated, application-specific solutions at scale. Across its end-markets, management believes that the Mobility Business is well positioned due to its engineering expertise, global footprint, long-standing customer relationships and ability to support customers across both legacy and emerging vehicle technologies.

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Competitive Strengths

Management believes that the Mobility Business is well positioned in attractive niches with several competitive strengths, including:

Innovation Across Mission-Critical Product Categories, Built on Decades of Engineering Investment, Deep Customer Engagement and Breadth Across the Propulsion Spectrum

The Mobility Business is an innovator across several of its core product categories, including commercial truck transmissions and clutches in North America and superchargers, valves and valve actuation technologies globally. The success of the Mobility Business has been built over decades through sustained engineering investment, early engagement with customers during platform design and development, deep customer specification and qualification requirements inherent in these product categories.

The Mobility Business’ installed base extends well beyond its core product categories. It supplies engine brakes to some of the largest diesel engine manufacturers in the world. It is one of the world’s most qualitative automotive supercharger producers and operates one of the most globally diverse engine valve manufacturing footprints along with its joint venture partner NITTAN. These positions give the business significant brand recognition and credibility among OEMs and end users, along with cost advantages from manufacturing scale.

The Mobility Business’ product range spans both traditional ICE powertrain components and electrification technologies. As a result, the business is able to support customers regardless of propulsion type and serve as a versatile, integrated partner as OEMs manage mixed fleets and evolving platform architectures. This breadth across the propulsion spectrum differentiates the business from competitors focused on a single technology and positions the Mobility Business to grow customer relationships through successive vehicle generations.

Deep Technology and Engineering Capabilities that Drive Differentiated, Safety-Critical Solutions Across Legacy and Next-Generation Vehicle Platforms

The Mobility Business maintains a significant portfolio of patented technologies, including advanced transmission designs and proprietary electrical safety solutions engineered specifically for next-generation vehicle platforms. Its engineering teams possess deep domain expertise across mechanical design, power electronics and vehicle-level system integration, with a focus on developing products that address OEMs’ evolving needs around fuel efficiency, emissions control and electrification.

The Mobility Business’ landmark innovations, including the 1.5-stroke high-power engine brake, TVS Supercharger technology, Crutonite engine valve material and Breaktor DC circuit protection device, are representative of a broader engineering culture oriented around solving technically complex, safety-critical problems where few proven solutions exist in the market today. This capability enables the business to secure and maintain long-term customer relationships built on engineering trust and product reliability.

The Mobility Business also has benefitted from historical technology-sharing synergies with Eaton’s Electrical business, particularly in high-power electronics and grid connectivity. The Mobility Business has invested approximately $367 million in R&D over the last three years and continues to direct a healthy portion of that budget toward incubation of next-generation product platforms.

Global Manufacturing and Distribution Footprint with an In-Region, For-Region Operating Model that Enables Execution at Scale, while Mitigating Trade and Supply Chain Risk

With its manufacturing, engineering and distribution footprint spanning four continents, the Mobility Business is positioned to serve vehicle manufacturers worldwide, meet local content requirements and position operations strategically. North America represents approximately half of 2025 net sales, with Europe, Asia Pacific and South America collectively contributing to the remainder.

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On average, over 80% of the Mobility Business’ production serves the region in which it is manufactured. This creates a natural in-region, for-region operating model that mitigates trade and tariff exposure while retaining the flexibility to redirect capacity across regions during demand surges or supply disruptions. Its South America presence is a compelling example of how the business’ global footprint creates durable competitive advantages. It has operated in the region for decades with four manufacturing plants and a dedicated engineering center. The capital investment, tariff structures and regulatory relationships required to replicate this position create meaningful barriers to entry that others have struggled to overcome.

The global footprint is complemented by deep, long-standing relationships with a broad set of blue-chip customers built over decades as part of Eaton, which has resulted in diversified geographic and customer exposure that reduces reliance on any single market and aligns the Mobility Business with growth where it occurs.

Strategic Joint Ventures and Technology Partnerships that Deepen Customer Integration and Extend Reach into High-Growth Markets and Adjacent Technologies

The Mobility Business’ customer relationships are further strengthened through four strategic joint ventures that expand its product capabilities and geographic reach.

The Eaton-Cummins joint venture integrates the Mobility Business’ transmission technologies with Cummins’ engines to deliver fully integrated powertrain solutions for Class 8 trucks. This enables deeper system-level integration, improves performance and efficiency and leverages both companies’ service networks to enhance customer value. The two Fast Gear joint ventures in China (clutches and light-duty transmissions) provide localized manufacturing and customer access in one of the world’s largest and fastest-growing commercial vehicle markets. These joint ventures combine the Mobility Business’ technology with Fast Gear’s scale and customer relationships, enabling it to participate in a market that is difficult to penetrate independently while also supporting global expansion of these product platforms. The NITTAN joint venture expands its position in engine valves and valvetrain components through a globally scaled production and development network. By combining the Mobility Business’ powertrain expertise with NITTAN’s valve technology, the business is able to strengthen its global footprint in a critical engine subsystem and serve OEMs across regions more effectively.

Beyond joint ventures, the Mobility Business also leverages selective technology partnerships to access adjacent capabilities and accelerate innovation. For example, Bezares Mobile Power extends its offerings into

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mobile power take-off and hydraulic systems, enabling participation in vocational and specialty vehicle applications and broadening the aftermarket portfolio.

Collectively, these joint ventures and partnerships enable the Mobility Business to broaden its product offering, deepen customer integration and participate in markets and technologies that would be more difficult to access independently, while maintaining a disciplined approach to capital allocation and execution risk.

Resilient Margin Profile Underpinned By a Growing Aftermarket Platform, Disciplined Operational Improvement and a Proven Culture of Execution

The Mobility Business has demonstrated the ability to sustain attractive profitability through multiple economic cycles. This margin profile reflects the business’ focus on engineered, niche product categories where deep technical expertise, high qualification requirements and long-standing customer relationships support durable returns. Meanwhile, margins from the eMobility business have steadily improved as new products scale and the business transitions from the investment phase in these newer product lines to full commercialization.

The Mobility Business’ aftermarket platform further reinforces margin resilience. Aftermarket revenue is recurring, higher-margin and less cyclical than OEM production volumes, providing a stabilizing base of demand that grows with the installed base. The Mobility Business supports customers throughout the vehicle lifecycle through core replacement parts, all-makes components serving competitive platforms, digital solutions, and adjacent branded products that leverage the company’s strong reputation for quality and reliability. These offerings extend well beyond the initial vehicle sale, enabling the Mobility Business to capture value from vehicles already in operation rather than relying solely on new production volumes. The Mobility Business’ management team also sees opportunity to further expand aftermarket penetration by broadening distribution beyond traditional OEM service channels, increasing engagement with independent operators and leveraging digital diagnostic tools and service platforms that improve fleet uptime and customer connectivity over the vehicle lifecycle. As aftermarket revenue becomes a larger portion of the business mix, it is expected to further enhance the durability, predictability and overall quality of the business’ margins over time.

The Mobility Business’ margin resilience is further underpinned by a disciplined, structured approach to operational improvement. It continuously optimizes its manufacturing footprint and rationalizes its product portfolio through a repeatable “fix-the-tail” methodology, which targets non-core product lines and facilities

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through a defined cadence of review, intervention and governance. The Mobility Business’ operational culture is substantiated by results: the business has won the Eaton Business Excellence Award (EBEA) numerous times, maintains multiple model and world-class designated plants and has achieved meaningful environmental sustainability milestones across its facility base.

Sustainability is integrated into the Mobility Business’ operating model, with structured programs across energy efficiency, water circularity and waste reduction that deliver both environmental and cost benefits. The Mobility Business is making strong progress toward its 2030 targets, with 27 manufacturing sites certified Zero Waste to Landfill, and greenhouse gas emissions reduced meaningfully relative to its 2018 baseline. These efforts have been recognized externally, including a 2026 sustainability award from a leading global commercial vehicle OEM across nearly 500 suppliers and a prestigious environmental award in Brazil for an innovative energy conservation initiative.

Employee engagement further reflects the strength of the Mobility Business’ culture. In Eaton’s most recent bi-annual all-employee survey, administered by Perceptyx, a leading independent provider benchmarking against a database of millions of responses across hundreds of organizations, the Mobility Business’ engagement scores exceeded top quartile benchmarks for both the overall industry and the manufacturing sector. The Mobility Business’ management team views this level of engagement as foundational to sustained operational performance and a direct reflection of intentional investment in culture, collaborative leadership and a growth-oriented mindset.

Manufacturing

The Mobility Business operates a global manufacturing footprint. As of December 31, 2025, it operated 27 manufacturing facilities worldwide, of which approximately 18 are owned and 6 are leased, with three of the facilities having both owned and leased portions. Its facilities are located in North America, Europe, South America and Asia Pacific and are strategically positioned near major customer assembly plants to facilitate efficient logistics, regional content compliance and just-in-time delivery.

Location	Number of Manufacturing Facilities
Americas	18
Europe, the Middle East & Africa	4
Asia Pacific	5

The Mobility Business’ manufacturing operations support both high-volume mechanical drivetrain components and advanced electrification systems, including power electronics, control modules and high-voltage assemblies. Production processes vary by product category and include precision machining, casting, forging, assembly, electronics integration, automated testing and validation. Electrification products generally require specialized assembly environments, advanced testing capabilities and higher levels of technical validation relative to traditional mechanical components.

The Mobility Business makes significant investments in tooling, automation and production capacity in advance of program launches based on anticipated platform volumes and product content levels. Manufacturing equipment and tooling are often platform-specific and are designed to support multi-year production cycles. Because production volumes may fluctuate over the life of a vehicle program, its manufacturing operations are structured to provide operational flexibility while maintaining cost efficiency. Certain manufacturing equipment and tooling are dedicated to specific customer programs and may not be readily transferable to other platforms.

The Mobility Business’ facilities are designed to support just-in-time delivery models and to respond to changes in customer production schedules, product mix and regional demand. The business seeks to align capacity with anticipated platform volumes, and it periodically adjusts its footprint, automation levels and production lines in response to market conditions, program awards, electrification transitions and customer sourcing decisions.

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The Mobility Business’ manufacturing cost structure includes a combination of fixed and variable costs. A portion of its cost base, including facility overhead, depreciation and certain labor expenses, is relatively fixed in the short term. As a result, changes in production volumes, product mix or customer demand can affect operating leverage and manufacturing efficiency.

The Mobility Business’ operations are conducted under standardized quality management systems designed to meet applicable automotive industry standards and customer-specific requirements. It utilizes continuous improvement processes and operational performance metrics intended to support quality, reliability, cost control and on-time delivery.

The increasing complexity of electrification and power management systems and high-voltage architectures require enhanced validation, integration and safety protocols within the Mobility Business’ manufacturing operations.

Properties

Prior to the Separation, our headquarters are located in Southfield, Michigan, United States. We have manufacturing facilities, sales offices, distribution centers and engineering centers located in the Asia Pacific, Europe, Africa, North America and South America regions. We believe our facilities are suitable and adequate to meet our current operating requirements. We own, lease, or otherwise have rights to use approximately 44 facilities, consisting of approximately 25 facilities that we own, comprising approximately 7.1 million square feet, and approximately 22 facilities that we lease or otherwise have rights to use, comprising approximately 2.3 million square feet (with three of the facilities having both owned and leased portions). The following table shows the types of sites owned or leased by function and location as of December 31, 2025:

Primary Use	Asia Pacific(1)	Europe/ Africa(2)	North America(3)	South America(4)	Total
Manufacturing	5	4	14	4	27
Sales/Office	4	5	4	0	13
Engineering	0	1	1	0	2
Distribution	0	0	2	0	2

Total	9	10	21	4	44

(1)	Asia Pacific: three sites also perform engineering, two sites also handle distribution, and one site also handles sales.
(2)	Europe/Africa: six sites also perform engineering and two sites also handle distribution.
(3)	North America: five sites also perform engineering and one site also handles sales.
(4)	South America: one site also handles sales, one site also handles distribution, and one site also performs engineering.

Raw Materials and Supply Chain

The Mobility Business’ manufacturing operations require significant quantities of raw materials and purchased components, including steel, aluminum, copper, castings, forgings and electronic components used in its products.

It maintains a global supply base and source materials and components from a combination of regional and international suppliers. While many inputs are obtained from multiple qualified suppliers, certain specialized components – particularly power electronics devices used in electrification applications – may be available from single or limited sources due to technical specifications, qualification requirements, industry capacity constraints or dedicated tooling. Transitioning to alternative suppliers for certain components may require significant engineering effort, customer requalification and validation testing and may not be feasible in the short term.

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The Mobility Business enters into long-term supply agreements and purchase arrangements for a portion of its requirements. Pricing for certain commodities and materials may be subject to market-based adjustments or index mechanisms. However, not all customer contracts provide for full or timely recovery of commodity cost increases, and timing differences between material cost changes and customer price adjustments may affect margins.

The business’ production systems are often aligned with OEM customer schedules and frequently operate in just-in-time environments across its global manufacturing footprint. As a result, supplier performance, logistics coordination and supply continuity are important to maintaining production efficiency and meeting customer delivery requirements. Disruptions in the supply of raw materials or components, including as a result of supplier financial distress, geopolitical developments, trade restrictions, logistics constraints or industry capacity limitations, could adversely affect the Mobility Business’ production schedules, cost structure and ability to meet customer demand.

Research and Development

The Mobility Business’ R&D strategy focuses on advancing electrification, improving vehicle efficiency and enabling next-generation power management architectures in response to evolving regulatory standards and customer requirements, including development of solutions across new product categories and technologies.

The Mobility Business maintains global engineering and R&D capabilities across drivetrain efficiency, electrification and power management systems, power electronics integration, advanced materials, embedded controls and high-voltage architecture optimization. It collaborates closely with OEM engineering teams during vehicle platform development cycles to align its product roadmaps with evolving propulsion architectures, regulatory requirements and software integration standards. It focuses on scalable and modular system architectures designed to support multiple OEM platforms and successive vehicle generations.

The Mobility Business’ R&D portfolio supports internal combustion, hybrid and battery electric vehicle platforms across light-, medium- and heavy-duty applications. It increasingly emphasizes system-level integration of mechanical, electrical and electronic components designed to improve energy efficiency, performance, safety and emissions compliance. Key development areas include power distribution and protection, inverters and high-voltage, high-power connectors.

R&D activities include product design, simulation and modeling, durability and fatigue testing, system validation, software integration, electromagnetic compatibility testing, thermal validation, high-voltage safety certification and manufacturing process development.

Engineering and development expenditures are typically incurred several years in advance of production launch and are closely coordinated with OEM platform development cycles. Because development activities precede revenue realization, achieving anticipated returns depends on successful program awards, volume realization and sustained technology relevance. Platform cancellations, delays or volume reductions may adversely affect the recovery of these investments.

The ongoing transition toward electrification is reshaping vehicle architectures and supplier requirements. Electrification increases the importance of power electronics integration, semiconductor expertise, thermal management and embedded controls functionality. As OEM customers accelerate electrification strategies, the Mobility Business continues to invest in capabilities that support hybrid and battery electric vehicle applications across multiple vehicle classes.

For the year ended December 31, 2025:

•	research and development expense was $100 million, representing approximately 3.2% of total net sales; and

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•	approximately 63% of R&D personnel were located in the Americas, 27% in Europe, the Middle East & Africa, and 10% in Asia-Pacific.

Intellectual Property

The Mobility Business owns or licenses a portfolio of patents, trademarks and other intellectual property rights relating to its products, technologies and manufacturing processes. As of December 31, 2025, it held approximately 1,600 issued patents and 738 pending patent applications globally, including in the United States, Europe and Asia.

Patent protection varies by jurisdiction and is subject to expiration at different times. The Mobility Business seeks to protect proprietary technology through patent filings, trade secret protections, confidentiality agreements and confidentiality and other protective provisions included in contractual arrangements with customers, suppliers and employees. While its intellectual property portfolio is important to the Mobility Business, management does not believe that any single patent or group of related patents is material to the overall operations.

Environmental Contingencies

The Mobility Business’ comprehensive sustainability strategy is driven by its mission to improve the quality of life and the environment. It is committed to reducing its footprint, eliminating waste and making the best use of natural resources. Nonetheless, the business’ operations involve emissions, as well as the use and disposal of certain substances regulated under environmental protection laws. The Mobility Business continues to modify processes on an ongoing, regular basis in order to reduce the impact on the environment, including the reduction or elimination of certain chemicals used in, and waste generated from, operations. Compliance with laws that have been enacted or adopted regulating the discharge of materials into the environment, or otherwise relating to the protection of the environment, are not expected to have a material adverse effect upon capital expenditures, including expenditures for environmental control facilities, earnings or the Mobility Business’ competitive position. Compliance with future environmental protection laws may require an increase in capital expenditures. Information regarding the Mobility Business’ liabilities related to environmental matters is presented in Note 16. Commitments and Contingencies to the combined financial statements of SpinCo.

Government Regulation

The Mobility Business’ operations are subject to extensive federal, state, local and foreign laws and regulations in the jurisdictions in which we operate and sell its products. These regulations influence OEM platform development, propulsion strategies and technology adoption, and can affect demand for our drivetrain and electrification products.

Applicable regulations include environmental protection laws; occupational health and safety requirements; emissions and fuel economy standards; high-voltage safety, functional safety and electromagnetic compatibility requirements; trade, customs and export controls; product safety and homologation requirements; and anti-corruption, sanctions and related compliance laws.

Vehicle emissions and environmental regulations, including greenhouse gas standards, electrification mandates and fuel economy requirements in the United States, European Union, China and other jurisdictions, influence OEM powertrain development and platform strategies and may affect the mix of propulsion technologies adopted in the markets it serves. Changes in these standards may accelerate, delay or otherwise alter the pace of electrification and demand for certain drivetrain and power management systems. Regulatory developments may also influence OEM sourcing decisions, localization strategies and platform design.

Electrification and power management systems are subject to evolving high-voltage safety standards, functional safety requirements and product certification frameworks that govern system design, validation and

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integration. Divergent regulatory requirements across jurisdictions may increase engineering complexity, validation costs and time to market.

The Mobility Business’ manufacturing facilities are also subject to environmental permitting, waste management and compliance obligations. It incurs ongoing costs to comply with applicable regulatory requirements, and future regulatory developments could increase compliance costs or require additional capital investment.

Human Capital

As of June 30, 2026, the Mobility Business employed approximately 13,030 employees worldwide across operations in 25 countries. Approximately 84% of employees were employed in manufacturing and operations roles, approximately 9% in engineering and technical functions and the remainder in sales, administrative and other support roles. Approximately 65% of workforce was located in the Americas, approximately 18% in Europe, the Middle East & Africa, and approximately 17% in Asia-Pacific.

As of June 30, 2026, approximately 8% of workforce consisted of temporary or contract employees, supporting operational flexibility and fluctuations in production volumes.

As of June 30, 2026, approximately 76% of workforce was represented by labor unions or covered by collective bargaining agreements.

The Mobility Business’ engineering and technical workforce supports innovation across drivetrain, electrification and power management systems. As of June 30, 2026, approximately 1,008 employees were engaged in research and development activities. The Mobility Business focuses on attracting, developing and retaining skilled engineers, manufacturing technicians and operations leaders to support platform launches, electrification initiatives and manufacturing excellence. It maintains workforce development programs, safety initiatives and compliance systems designed to support operational performance and regulatory adherence. It is committed to fostering a diverse and inclusive workplace and maintaining a culture of integrity, safety and continuous improvement.

The Mobility Business uses and monitors a variety of metrics to ensure our objectives related to employee attraction, development, and retention are met. Most notably, it tracks the following:

Compensation: A key component of the Mobility Business’ attraction and retention strategy is providing a competitive total rewards package which includes items such as salaries, wages, short- and long-term incentive compensation, in addition to health, welfare, retirement and other benefits. It regularly benchmarks its compensation and benefits practices against those of its industry peers and in the markets in which it operates to ensure its plans and programs are aligned with external practices in effort to maintain a high performing workforce.

Safety: Throughout its operations, the Mobility Business maintains a goal of zero safety incidents and continues to make progress towards that goal.

Engagement: Fully engaged employees are more productive, innovative and satisfied in their work. Examples of how the Mobility Business engages its employees include enterprise-wide town halls, hosting informal listening meetings and surveying groups of employees on specific subjects. In addition, the Mobility Business has programs focused on career development of employees at all levels and is committed to a wide range of strategies designed to improve and sustain employee engagement over the long-term.

Legal Proceedings

The Mobility Business is subject to various lawsuits, investigations and disputes arising out of the conduct of its business, including matters relating to commercial transactions, government contracts, product liability,

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prior acquisitions and divestitures, employment and benefits, taxes, intellectual property, environment and health and safety. Management of the Mobility Business does not currently believe that such matters are material to results of operations.

Refer to Note 16. Commitments and Contingencies to the combined financial statements of SpinCo for information regarding legal proceedings and contingencies, and for a discussion of risks related to legal proceedings and contingencies, refer to “Risk Factors.”

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

MARKET PRICE AND DIVIDEND INFORMATION

Certain Market Price and Dividend Information

Historical market price data for SpinCo has not been presented because SpinCo is currently a wholly owned subsidiary of Eaton and there is no established trading market for SpinCo common stock. SpinCo common stock does not currently trade separately from Eaton Ordinary Shares.

The Eaton Ordinary Shares currently trade on the NYSE under the ticker symbol “ETN.” On June 10, 2026, the last trading day before the announcement of the Transactions, the closing price of the Eaton Ordinary Shares was $375.46 per share. On      , 2027 the last practicable trading day for which information is available as of the date of this prospectus, the closing price of Eaton Ordinary Shares was $     per share.

Dana common stock currently trades on the NYSE under the ticker symbol “DAN.” On June 10, 2026, the last trading day before the announcement of the Transactions, the closing price of Dana common stock was $35.47 per share. On      , 2027 the last practicable trading day for which information is available as of the date of this prospectus, the closing price of Dana common stock was $     per share.

Following completion of the Transactions, Dana common stock will be delisted from the NYSE and deregistered under the Exchange Act. Substantially concurrently, the shares of SpinCo common stock are expected to begin trading on the NYSE under the ticker symbol “DAN.”

Dana Dividend Policy

The Dana board declared a cash dividend of ten cents ($0.10) per share of common stock in all four quarters of 2025, and aggregate 2025 cash dividends paid totaled $54.0 million. The Dana board declared a cash dividend of twelve cents ($0.12) per share of common stock in each of the first and second quarters of 2026.

Pursuant to the terms of the Merger Agreement, if the Dana board declares a dividend or other distribution on Dana common stock in accordance with the terms and conditions of the Merger Agreement and for which the record date precedes the completion of the Transactions and the payment date occurs on or after the date of the completion of the Transactions, then (A) the holders of Dana common stock as of such record date shall remain entitled to receive such dividend or distribution on the applicable payment date and (B) the combined company shall be responsible for the payment of any such dividend or distribution that has not been paid prior to the completion of the Transactions.

Eaton Dividend Policy

Declarations of dividends on Eaton’s Ordinary Shares are made at the discretion of the Eaton board. In each of May 2026, February 2026 and July 2026, the Eaton board declared a quarterly dividend of $1.10 per share (paid on May 29, 2026 and March 27, 2026 and payable on August 28, 2026, respectively), a 6% increase compared to the quarterly dividends in 2025. Eaton has paid dividends on its shares every year since 1923.

Combined Company Dividend Policy

The combined company intends to maintain Dana’s regular quarterly cash dividend of twelve cents ($0.12) per share of common stock, representing an annualized dividend rate of $0.48 per share. Consistent with this commitment, the combined company will target an annual aggregate cash dividend distribution of approximately $100.0 million. In addition, the combined company intends to evaluate, in consultation with their advisors, the possibility of adopting a new share repurchase program following consummation of the Transactions. Although share repurchases by the combined company would reduce outstanding shares of SpinCo common stock over time, the combined company intends to continue funding dividend payments at a level that supports the targeted

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annual aggregate cash dividend distribution of approximately $100.0 million. As a result, reductions in outstanding shares of SpinCo common stock may create opportunities for future increases in the dividend rate per share while maintaining the combined company’s targeted aggregate dividend payout. Any determination as to the future declaration and payment of dividends on shares of SpinCo common stock will be made by the Combined Company Board in its sole discretion, based on a number of factors, including the combined company’s results of operations, financial condition, future prospects, contractual and legal restrictions and other factors that the Combined Company Board considers relevant.

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Amounts are in millions unless indicated otherwise. Columns and rows may not add and the sum of components may not equal total amounts reported due to rounding.

OVERVIEW

Separation from Eaton Corporation

On January 26, 2026, Eaton announced its intent to separate the Mobility segment from the rest of Eaton. SpinCo is a newly formed, wholly owned indirect subsidiary of Eaton that was incorporated specifically for the purpose of holding the Mobility Business and effecting the Transactions. On June 11, 2026, Eaton announced its entry into definitive agreements whereby it will separate the Mobility Business and combine it with Dana in a RMT transaction. As part of the Transactions, Eaton will distribute the Mobility Business (other than certain assets and liabilities that will be sold directly to Dana in a concurrent asset sale) to Eaton shareholders through an exchange offer (split-off), in which Eaton shareholders will have the opportunity to tender their Eaton shares in exchange for shares of SpinCo followed, if necessary, by a clean-up pro rata distribution. Immediately thereafter, Dana will merge with a subsidiary of the Mobility Business, with Dana surviving as a wholly owned subsidiary of the Mobility Business. Certain members of the Eaton Group (excluding Eaton) will also receive a cash distribution of $1.1 billion prior to completion of the Transactions, subject to a customary cash and indebtedness adjustment and the Distribution True-Up Adjustment, increased as a result of any pre-Closing share repurchases by Dana pursuant to the Share Buyback Side Letter and reduced by the Royal Precision Purchase Price and the Specified Asset Purchase Price. The RMT transaction is intended to be tax-free for U.S. federal income tax purposes to Eaton and Eaton’s shareholders.

The Transactions are expected to close in the first quarter of 2027, subject to receipt of Dana stockholder approval, receipt of required regulatory clearances, and customary closing conditions.

In connection with the Transactions, SpinCo expects to enter into a series of agreements with Eaton to govern the terms of the separation and the ongoing relationship between the parties, including an Employee Matters Agreement, Real Estate Matters Agreement, Tax Matters Agreement, a Transition Services Agreement and certain other agreements which relate to the transfer or licensing of intellectual property rights.

Company Overview

The Mobility Business is a global mobility and engineered-systems partner serving commercial, light vehicle, and aftermarket customers worldwide. The Mobility Business designs and manufactures mission-critical powertrain, drivetrain, engine, air management, electrical and electronic components and systems that safely, efficiently, and reliably create, manage, and deliver mechanical and electrical power across vehicles. The Mobility Business operates across the propulsion spectrum, from internal combustion, to hybrid, to fully electric, to support OEM customers with a portfolio of differentiated solutions.

Basis of Presentation

SpinCo’s Combined Financial Statements have been prepared on a standalone basis and reflect a combination of entities under common control that have been ‘‘carved out’’ of and derived from Eaton’s historical Consolidated Financial Statements and accounting records. Accordingly, Eaton’s net investment in this business (‘‘Net parent investment’’) is presented in lieu of a controlling interest’s equity in the Combined Financial Statements. Therefore, the Combined Financial Statements reflect SpinCo’s combined financial position, results of operations and cash flows as the business was historically operated as part of Eaton prior to the Transactions. Separate financial statements have not historically been presented for the Mobility Business. The preparation of the Combined Financial Statements required considerable judgment of management and

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

reflects significant assumptions and allocations that management believes are reasonable and consistently applied. As a result, SpinCo’s Combined Financial Statements may not be indicative of SpinCo’s future performance and do not necessarily reflect what SpinCo’s combined results of operations, financial condition and cash flows would have been had SpinCo operated as a separate company during the periods presented.

The Mobility Business operates its business as a single reportable segment, which is comprised of assets, liabilities, revenues, and expenses that are specifically attributable to the Mobility Business, as well as certain assets and liabilities held by Eaton that are specifically identifiable or otherwise attributable to the Mobility Business. These amounts include the financial information of certain standalone legal entities for which discrete financial information is available, as well as portions of legal entities that contain a mixture of the Mobility Business and other Eaton activities.

For assets and liabilities that were not maintained on a discrete Mobility Business basis within such shared legal entities, amounts attributable to the Mobility Business were identified using specific identification, as discussed further in Note 17. Relationship with Parent and Related Entities in the Combined Financial Statements.

The Combined Statements of Income include sales and costs directly attributable to the Mobility Business, including costs for facilities, functions and services used by the Mobility Business. Certain shared costs have been directly charged to the Mobility Business based on usage or other allocation methods. The results of operations also include allocations of (a) costs for administrative functions and services performed on behalf of the Mobility Business by centralized staff groups within Eaton, (b) Eaton’s general corporate expenses and (c) certain pension and other postretirement benefit costs (see Note 11. Retirement Benefit Plans in the Combined Financial Statements). As more fully described in Note 12. Income Taxes in the Combined Financial Statements, current and deferred income taxes and related income tax expense have been determined based on the standalone results of SpinCo by applying Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, Income Taxes, to SpinCo operations in each country as if it were a separate taxpayer (i.e., following the separate return methodology).

Eaton uses a centralized approach to cash management and financing its operations, including the operations of the Mobility Business. Accordingly, none of the cash and cash equivalents have been allocated to SpinCo in the Combined Financial Statements. Transactions between Eaton and SpinCo are accounted for through Net parent investment. See Note 17. Relationship with Parent and Related Entities in the Combined Financial Statements, for a further description of related party transactions between Eaton and SpinCo.

All intercompany accounts and transactions between the businesses comprising SpinCo have been eliminated in the accompanying Combined Financial Statements.

RESULTS OF OPERATIONS

Combined Financial Results for the six months ended June 30, 2026 compared to six months ended June 30, 2025

(In millions)	Six months ended June 30, 2026	Change from 2025	Six months ended June 30, 2025
Net sales	$1,620	(1)%	$1,639
Cost of products sold	1,264	(1)%	1,272

Gross profit margin	356	(3)%	367
Percent of net sales	22.0%		22.4%
Selling and administrative expense	167		183
Research and development expense	43		51
Interest expense (income) - net	1		(7)
Other expense - net	24		2

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

(In millions)	Six months ended June 30, 2026	Change from 2025	Six months ended June 30, 2025
Income before income taxes	121	(12)%	138
Income tax expense	35	(5)%	37

Net income	$86	(15)%	$101

Net Sales

Changes in Net sales:	Six months ended June 30, 2026
Organic growth	(4)%
Foreign currency	3%

Total decrease in Net sales	(1)%

Organic sales decreased 4% during the six months ended June 30, 2026 due to weakness in the North American region driven by the exit of a low-margin light vehicle business and weakness in the European region. The material factor affecting the decrease in these regions was a decline in volume.

Gross Profit Margin

Gross profit margin decreased from 22.4% during the six months ended June 30, 2025 to 22.0% during the six months ended June 30, 2026. Material factors affecting this decrease were a 220 basis point decline from higher commodity and wage inflation as well as a 110 basis point decline from foreign currency rate variances, partially offset by a 240 basis point increase due to favorable product mix.

Selling and administrative expense

Selling and administrative expense decreased to $167 million during the six months ended June 30, 2026 from $183 million during the six months ended June 30, 2025. The material factor affecting this decrease was lower corporate costs allocated from Eaton.

Research and development expense

Research and development expense decreased to $43 million during six months ended June 30, 2026 from $51 million during six months ended June 30, 2025. The material factor affecting this decrease was cost reductions related to the execution of restructuring actions initiated in 2025.

Interest expense (income) - net

Interest expense (income) - net went from income of $7 million during the six months ended June 30, 2025 to $1 million of expense during the six months ended June 30, 2026. The material factor driving this change was changes in foreign currency exchange rates.

Other expense - net

Other expense - net increased from $2 million during the six months ended June 30, 2025 to $24 million during the six months ended June 30, 2026. Material factors affecting this increase were equity method losses of $7 million loss in 2026 compared to equity method income of $6 million in 2025 and a $7 million pre-tax impairment related to the Traxen partnership equity interest recorded during 2026.

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

Income tax expense

During the six months ended June 30, 2026, income tax expense was $35 million (an effective tax rate of 28.9%) compared to income tax expense of $37 million during the six months ended June 30, 2025 (an effective tax rate of 26.8%). The increase in the effective tax rate was attributable to greater levels of income earned in higher tax jurisdictions.

Comparison of the fiscal years ended December 31, 2025, 2024 and 2023

(In millions)	2025	Change from 2024	2024	Change from 2023	2023
Net sales	$3,140	(10)%	$3,481	(4)%	$3,641
Cost of products sold	2,406	(10)%	2,676	(5)%	2,808

Gross profit margin	734	(9)%	805	(3)%	833
Percent of net sales	23.4%		23.1%		22.9%
Selling and administrative expense	377		369		393
Research and development expense	100		121		146
Interest income - net	(12)		—		(4)
Other expense (income) - net	29		(7)		2

Income before income taxes	240	(25)%	322	9%	296
Income tax expense	65	(14)%	76	31%	58

Net income	$175	(29)%	$246	3%	$238

Net Sales

	2025	2024
Changes in Net sales:
Organic growth	(11)%	(4)%
Foreign currency	1%	—

Total decrease in Net sales	(10)%	(4)%

Organic sales decreased 11% in 2025 due to weakness in the North American commercial and passenger vehicle markets, which was minimally offset by strength in other regions. The material factor affecting this decrease in North America was a decline in volume.

Organic sales decreased 4% in 2024 due to weakness in the North American and European markets, partially offset by strength in the South American market.

Gross Profit Margin

Gross profit margin increased from 23.1% in 2024 to 23.4% in 2025. Material factors affecting this increase were a 140 basis point increase from operational efficiencies and a 120 basis point increase due to lower restructuring costs, partially offset by a 250 basis point decline from higher commodity and wage inflation.

Gross profit margin increased from 22.9% in 2023 to 23.1% in 2024. Material factors affecting this increase were a 130 basis point increase from operational efficiencies, partially offset by a 100 basis point decline from unfavorable product mix.

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

Selling and administrative expense

Selling and administrative expense increased to $377 million in 2025 from $369 million in 2024. Material factors contributing to the change in Selling and administrative expense were $5 million of increased corporate costs allocated from Eaton and $5 million of increased environmental-related expenses.

Selling and administrative expense decreased to $369 million in 2024 from $393 million in 2023. Material factors contributing to the change in Selling and administrative expense were an $12 million decrease in corporate costs allocated from Eaton and $8 million in lower environmental-related expenses.

Research & development expense

Research and development expense decreased to $100 million in 2025 from $121 million in 2024. The material factor affecting this decrease was an increase in reimbursement of research and development costs by a customer.

Research and development expense decreased to $121 million in 2024 from $146 million in 2023. The material factor affecting this decrease was the completion of application engineering activities and the subsequent deployment of related programs into production.

Interest income—net

Interest income—net increased by $12 million in 2025 compared to 2024 and decreased by $4 million in 2024 compared to 2023. The change in both periods was driven by changes in foreign currency exchange rates, which fluctuated over the periods.

Other expense (income) - net

Other expense (income) - net went from income of $7 million in 2024 to expense of $29 million in 2025. Material factors contributing to the change in Other expense (income) - net were an impairment charge of $17 million for capitalized software driven by a reduction in the expected future economic benefits of certain internally developed software that reduced the recoverability of the related assets, and overall impairment charges of $44 million for fixed assets included in property, plant and equipment in 2025 compared to $17 million in 2024 driven by the decision to discontinue certain product offerings during the third quarter of 2025.

Other expense (income) - net went from expense of $2 million in 2023 to income of $7 million in 2024. Material factors contributing to the change in Other expense (income) - net were a gain on sale leaseback of $32 million in 2024, partially offset by a decrease in income from equity investees of $19 million and a $13 million increase in impairment charges of property, plant and equipment.

Income Taxes

During 2025, income tax expense was $65 million (an effective tax rate of 27.1%) compared to income tax expense of $76 million in 2024 (an effective tax rate of 23.6%) and income tax expense of $58 million in 2023 (an effective tax rate of 19.6%). The increase in the effective tax rate from 23.6% in 2024 to 27.1% in 2025 was due to greater levels of income earned in higher tax jurisdictions. The increase in the effective tax rate from 19.6% in 2023 to 23.6% in 2024 was due to the impact of Pillar Two global minimum tax and greater levels of income earned in higher tax jurisdictions.

Non-GAAP Financial Measure

SpinCo includes a non-GAAP financial measure to supplement the financial measures prepared in accordance with U.S. GAAP. The financial measure is adjusted EBITDA, which differs from the most directly

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

comparable measure calculated in accordance with generally accepted accounting principles (GAAP). A reconciliation of adjusted EBITDA to the most directly comparable GAAP measure is included in the table below. Adjusted EBITDA is included in this prospectus because Eaton and SpinCo believe it provides investors with additional useful information to measure the performance of the Mobility Business. See “Non-GAAP Measures.”

Adjusted EBITDA

SpinCo has defined adjusted EBITDA as net income before interest, income taxes, depreciation, amortization, restructuring program charges, and acquisition integration and divestiture charges.

The following table provides a reconciliation of net income to adjusted EBITDA.

(in millions)	Six months ended June 30, 2026	Six months ended June 30, 2025	2025	2024	2023
Net income	$86	$101	$175	$246	$238
Interest income—net	1	(7)	(12)	—	(4)
Income tax expense	35	37	65	76	58
Depreciation and amortization	80	85	169	167	162
Restructuring program charges	3	6	31	65	13
Acquisition integration and divestiture charges	14	2	23	10	34

Adjusted EBITDA	$219	$224	$451	$564	$501

The following table provides a reconciliation of depreciation and amortization in the Combined Statements of Cash Flows to depreciation and amortization in adjusted EBITDA.

(in millions)	Six months ended June 30, 2026	Six months ended June 30, 2025	2025	2024	2023
Depreciation and amortization (per Combined Statements of Cash Flows)	73	82	$162	$162	$150
Add: Amortization of basis differences in equity method investments	7	7	13	13	13
Less: Accelerated depreciation included in restructuring charges	—	(4)	(6)	(8)	(1)

Depreciation and amortization (Adjusted EBITDA)	80	85	$169	$167	$162

Restructuring Program Charges

During the first quarter of 2024, Eaton implemented a multi-year restructuring program, a portion of which is attributable to the Mobility Business, to accelerate opportunities to optimize operations and global support structures with the intention of better aligning Eaton’s functions to support anticipated growth and drive greater effectiveness. Restructuring charges attributable to SpinCo under this program are reflected in the accompanying Combined Financial Statements.

These restructuring program charges are classified in the Combined Statements of Income based on the nature of the underlying costs. Costs associated with ongoing operations are presented within Cost of products sold, Selling and administrative expense, or Research and development expense, while asset write-offs, and other exit-related costs are presented within Other expense (income)—net.

The program is expected to be completed in 2026. SpinCo expects to incur additional restructuring costs of $11 million primarily related to workforce reduction of $2 million and plant closing and other costs of $9 million through completion of the program.

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

Residual amounts attributable to a prior restructuring program initiated in 2020 are also included in the accompanying Combined Financial Statements. That program was implemented to reduce costs and improve efficiencies in response to declining market conditions associated with the COVID-19 pandemic. These residual costs were recorded in 2023 as these actions were completed.

A summary of restructuring program charges attributable to the Mobility Business is as follows:

(In millions)	Six months ended June 30, 2026	Six months ended June 30, 2025	2025	2024	2023
Workforce reductions	$(2)	$1	$12	$37	$4
Plant closing and other	5	5	19	28	9

Total before income taxes	3	6	31	65	13
Income tax benefit	1	1	5	4	3

Total after income taxes	$2	$5	$26	$61	$10

Acquisition Integration and Divestiture Charges

Eaton incurs integration charges and transaction costs to acquire and integrate businesses, and transaction, separation and other costs to divest and exit businesses. Eaton also recognizes gains and losses on the sale of businesses. A portion of these costs are attributable to the Mobility Business. A summary of these items is as follows:

(In millions)	Six months ended June 30, 2026	Six months ended June 30, 2025	2025	2024	2023
Acquisition integration, divestiture charges and transaction costs	$14	$2	$23	$10	$34
Income tax benefit	4	—	6	2	7

Total after income taxes	$10	$2	$17	$8	$27

LIQUIDITY, CAPITAL RESOURCES, AND FINANCIAL CONDITION

Liquidity and Financial Condition

As part of Eaton, the Mobility Business is dependent upon Eaton for all of its working capital and financing requirements, as Eaton uses a centralized approach to cash management and financing of its operations. Accordingly, none of the cash and cash equivalents have been allocated to the Mobility Business for any of the periods presented. Financing transactions relating to the Mobility Business are accounted for as a component of Net parent investment in the Combined Balance Sheets and as a financing activity on the accompanying Combined Statements of Cash Flows. Third-party debt obligations of Eaton and the corresponding interest costs related to those debt obligations, have not been attributed to SpinCo, as SpinCo was not the legal obligor of such debt obligations.

SpinCo’s principal sources of liquidity are expected to be operating cash flows and availability under any indebtedness to be entered into in connection with the Transactions. SpinCo’s cash needs are expected to include funding ongoing operations, making anticipated capital investments and supporting any future acquisitions. SpinCo believes its cash flows from operations and these other funding sources will be sufficient to support its needs based on current expectations. The combined company will ultimately operate as Dana Incorporated and will continue to be listed on the NYSE under the ticker symbol “DAN” providing us with the ability to access the capital markets.

Concurrently with the execution of the definitive agreements, SpinCo and Dana entered into the Bridge Commitment Letter, pursuant to which the Bridge Commitment Parties committed to provide the Bridge Facility,

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

in an initial aggregate principal amount of up to $2.6 billion, subject to the terms and conditions in the Bridge Commitment Letter. Subsequently, SpinCo and Dana entered into the Engagement and Commitment Letter, pursuant to which certain financial institutions committed to provide the Term A Facility in an aggregate principal amount of up to $350 million, subject to the terms and conditions of the Engagement and Commitment Letter. The commitments under the Bridge Facility were reduced by $350 million simultaneously with the execution of the Engagement and Commitment Letter pursuant to the terms of the Bridge Commitment Letter. It is expected that, if necessary, the proceeds of the Bridge Facility, to the extent not reduced or replaced by any Additional Permanent Financing, will be available in up to two drawings: one to fund the SpinCo Cash Payment and one to complete the Dana Refinancing. To the extent any portion of the Bridge Facility is undrawn after the Dana Refinancing drawing or if the Merger has not been consummated within five business days of the Distribution Date, the commitments with respect to such undrawn portion will automatically terminate; provided that if the Merger has been consummated but the Dana Refinancing has not been consummated, the commitments with respect to the Dana Refinancing shall not automatically terminate until the date on which the Dana Refinancing is consummated, which date shall not exceed the earlier of (a) ninety days following the consummation of the Merger and (b) 11:59 p.m., New York City time, on the date that is fifteen months, plus five business days after June 10, 2026. SpinCo and Dana expect to incur Additional Permanent Financing. The Additional Permanent Financing would further reduce the commitments under the Bridge Facility. The aggregate proceeds of the Bridge Facility, the Term A Facility and any Additional Permanent Financing will be used by SpinCo and Dana to fund the SpinCo Cash Payment, consummate the Dana Refinancing, refinance or replace the Bridge Facility and/or pay fees and expenses related to the Transactions. See “Debt Financing Arrangements.”

Cash Flows

Six months ended June 30, 2026 compared to six months ended June 30, 2025

A summary of cash flows is as follows:

(In millions)	Six months ended June 30, 2026	Change from 2025	Six months ended June 30, 2025
Net cash provided by (used in) operating activities	$227	$241	$(14)
Net cash used in investing activities	(41)	7	(48)
Net cash provided by (used in) financing activities	(186)	(248)	62

Total increase (decrease) in cash	$—	$—	$—

Operating Cash Flow

Net cash provided by operating activities increased by $241 million during the six months ended June 30, 2026 compared to the six months ended June 30, 2025. The material factor affecting this increase was favorable changes in working capital. Changes in working capital resulted in a cash inflow of $59 million during the six months ended June 30, 2026, compared to a cash outflow of $195 million during the six months ended June 30, 2025.

Material factors affecting this improvement in working capital were a decrease in Accounts Receivable and an increase in Accounts Payable, which improved operating cash flow by $77 million and $178 million, respectively.

Investing Cash Flow

The material factor associated with net cash used in investing activities for each year presented was capital expenditures for property, plant and equipment. SpinCo’s capital expenditures for property, plant and equipment were $40 million and $44 million during the six months ended June 30, 2026 and June 30, 2025, respectively.

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

Financing Cash Flow

Net cash provided by (used in) financing activities decreased $248 million during the six months ended June 30, 2026 compared to the six months ended June 30, 2025. Eaton uses a centralized approach to cash management and financing its operations, including the operations of the Mobility Business. Accordingly, SpinCo transferred all of its cash to Eaton to be utilized in the central cash management program.

Comparison of last three fiscal years ended December 31

A summary of cash flows is as follows:

(In millions)	2025	Change from 2024	2024	Change from 2023	2023
Net cash provided by operating activities	$301	$(154)	$455	$138	$317
Net cash used in investing activities	(78)	37	(115)	74	(189)
Net cash used in financing activities	(223)	117	(340)	(212)	(128)

Total increase (decrease) in cash	$—	-	$—		$—

Operating Cash Flow

Net cash provided by operating activities decreased by $154 million in 2025 compared to 2024. The decrease was materially driven by lower Net income of $71 million in 2025, as well as unfavorable changes in working capital. Changes in working capital resulted in a cash outflow of $115 million in 2025, compared to a cash inflow of $86 million in 2024.

The material factors contributing to the decline in working capital were decreases due to Accounts payable and Other current liabilities totaling $189 million and an increase in Accounts receivable of $170 million, partially offset by favorable changes in Inventory and Prepaid expenses and other current assets totaling $158 million.

Net cash provided by operating activities increased by $138 million in 2024 compared to 2023. The increase was materially driven by favorable changes in working capital. Changes in working capital resulted in a cash inflow of $86 million in 2024, compared to a cash outflow of $80 million in 2023.

The material factors contributing to the improvement in working capital were a decrease in Accounts receivable and an increase in Other current liabilities totaling $210 million, partially offset by an increase in Inventory and a decrease in Accounts payable totaling $57 million.

Investing Cash Flow

Net cash used in investing activities for each year presented was materially due to capital expenditures for property, plant and equipment. SpinCo’s capital expenditures for property, plant and equipment were $103 million, $158 million and $172 million in 2025, 2024 and 2023, respectively. The net cash used for capital expenditures was partially offset by proceeds from the sale of property, plant and equipment of $22 million, $32 million and $— million in 2025, 2024 and 2023, respectively.

In addition, investing activities include investments in and returns from equity investees. Net cash related to equity investees was a use of cash of $1 million in 2025, compared to a source of cash of $25 million in 2024 and $— million in 2023. The material factors contributing to this change were lower returns of investment from equity investees, as well as distributions of $33 million in 2024 compared to no distributions in 2025.

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

Financing Cash Flow

Net cash used in financing activities decreased $117 million in 2025 compared to 2024 and increased by $212 million in 2024 compared to 2023. Eaton uses a centralized approach to cash management and financing its operations, including the operations of the Mobility Business. Accordingly, SpinCo transferred all of its cash to Eaton to be utilized in the central cash management program.

Uses of Cash

Purchases of Goods and Services

The Mobility Business purchases goods and services in the normal course of business based on expected usage. For certain purchases, the Mobility Business enters into purchase obligations with various vendors, which include short-term and long-term commitments for purchases of raw materials, outstanding non-cancelable purchase orders, releases under blanket purchase orders, and commitments under ongoing service arrangements and agreements. As of June 30, 2026 and December 31, 2025, the Mobility Business has purchased obligations to support the operation of its business similar to those included in historical cash flow trends.

Capital Expenditures

Capital expenditures were $40 million and $44 million during the six months ended June 30, 2026 and June 30, 2025 respectively. Capital expenditures were $103 million, $158 million, and $172 million in 2025, 2024, and 2023, respectively.

Leases

See Note 10. Leases in the Combined Financial Statements for maturities of lease liabilities.

Defined Benefits Plans

Pension Plans

During 2025, the fair value of plan assets in the Mobility Business’ employee pension plans increased $2 million to $4 million at December 31, 2025. The material factor causing the increase in plan assets was due to contributions, partially offset by benefits paid. At December 31, 2025, there was a net unfunded position of $37 million in pension liabilities.

Funding requirements are a major consideration in making contributions to SpinCo’s pension plans. With respect to SpinCo’s pension plans worldwide, SpinCo intends to contribute annually not less than the minimum required by applicable law and regulations. In 2025, $13 million was contributed to the pension plans. SpinCo anticipates making $8 million of contributions to certain pension plans during 2026. The funded status of SpinCo’s pension plans at the end of 2025, and future contributions, will depend primarily on the actual return on assets during the year and the discount rate used to calculate certain benefits at the end of the year. For additional information about pension plans see Note 11. Retirement Benefit Plans in the Combined Financial Statements.

Supply Chain Finance Program

The Mobility Business participates with the Eaton in negotiating payment terms directly with its suppliers for the purchase of goods and services. In addition, a third-party financial institution offers a voluntary supply chain finance (SCF) program that the Mobility Business participates in with the Eaton. The SCF program enables certain of the Mobility Business’ suppliers, at the supplier’s sole discretion, to sell receivables due from the Mobility Business to the financial institution on terms directly negotiated with the financial institution. If a supplier elects to participate in the SCF program, the supplier decides which invoices are sold to the financial

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

institution and the Mobility Business has no economic interest in a supplier’s decision to sell an invoice. Payments by the Mobility Business to participating suppliers are paid to the financial institution on the invoice due date, regardless of whether an individual invoice is sold by the supplier to the financial institution. See Note 7. Supply Chain Finance Program in the Combined Financial Statements for additional information for supply chain finance program.

CRITICAL ACCOUNTING POLICIES

The preparation of financial statements in conformity with generally accepted accounting principles (GAAP) in the United States requires management to make certain estimates and assumptions that may involve the exercise of significant judgment. For any estimate or assumption used, there may be other reasonable estimates or assumptions that could have been used. However, based on facts and circumstances inherent in developing estimates and assumptions, management believes it is unlikely that applying other such estimates and assumptions would have caused materially different amounts to have been reported. Actual results may differ from these estimates.

Revenue Recognition

Sales contracts are primarily for drivetrains, powertrain systems, mechanical, electrical, and electronic components and systems used in on-road and off-road vehicles.

The majority of the Mobility Business’ sales agreements contain performance obligations satisfied at a point in time when title and risk and rewards of ownership have transferred to the customer. Sales contracts are primarily based on a customer’s purchase order or a blanket purchase order subject to firm releases, frequently covered by terms and conditions included in a master supply agreement.

Sales are recognized when obligations under the terms of the contract are satisfied and control of promised goods or services have transferred to our customers. Control is transferred when the customer has the ability to direct the use of and obtain benefits from the goods or services. This is typically when we ship the product from our facility, or when it arrives at the customer’s facility. Sales are measured at the amount of consideration the Mobility Business expects to be paid in exchange for these products or services.

Payment terms vary by the type and location of the customer and the products or services offered. Generally, the time between when revenue is recognized and when payment is due is not significant. The Mobility Business does not evaluate whether the selling price includes a financing interest component for contracts that are less than a year. Sales, value added, and other taxes collected concurrent with revenue are excluded from Net sales. Shipping and handling costs are treated as fulfillment costs and are included in Cost of products sold.

SpinCo records reductions to sales for returns and customer incentives at the time of the initial sale. Returns and incentives are estimated at the time of the sale primarily based on historical experience and are recorded gross on the Combined Balance Sheets. See Note 3. Revenue Recognition in the Combined Financial Statements for additional information.

Impairment of Goodwill

Goodwill is evaluated annually for impairment as of October 1 using either a quantitative or qualitative analysis. Additionally, goodwill is evaluated for impairment whenever an event occurs or circumstances change that would indicate that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. Goodwill is tested for impairment at the reporting unit level. SpinCo operates as a single operating segment and reporting unit. A reporting unit represents a business with discrete financial information available. SpinCo performs a quantitative analysis using a discounted cash flow model, but may elect to perform a qualitative analysis.

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

In performing its annual goodwill impairment assessment, SpinCo may apply a qualitative assessment to evaluate relevant events and circumstances that could affect the fair value of a reporting unit, including, but not limited to macroeconomic conditions, industry and market considerations, cost factors, overall financial performance, changes in forecasted results, discount rates, and other entity-specific factors. If based on this qualitative assessment, SpinCo determines it is more likely than not that the fair value of a reporting unit exceeds its carrying amount, no further testing is performed.

When a quantitative analysis is performed, the fair value of a reporting unit is estimated using income-based valuation techniques, including discounted cash flow models. These estimates consider forecasted cash flows derived from SpinCo’s long-term operating plans, terminal value assumptions, and discount rates that reflect the weighted-average cost of capital of a market participant. The determination of fair value requires significant judgment, including assumptions related to projected revenue growth, operating margins, discount rates, and terminal growth rates. Sensitivity analyses may be performed to evaluate the impact of changes in key assumptions on the estimated fair values.

Based on SpinCo’s impairment assessments in 2025 and 2024, the estimated fair value of its reporting unit has continued to exceed its respective carrying amount, and no goodwill impairment has been recognized.

Recoverability of Deferred Income Tax Assets

SpinCo is subject to the income tax laws in the jurisdictions in which it operates. In order to determine the income tax provision for financial statement purposes, SpinCo must make significant estimates and judgments about its business operations in these jurisdictions. These estimates and judgments are also used in determining the deferred income tax assets and liabilities that have been recognized for differences between the financial statement and income tax basis of assets and liabilities, and income tax loss carryforwards and income tax credit carryforwards.

Management evaluates the realizability of deferred income tax assets for each jurisdiction in which it operates. If the Mobility Business experiences cumulative pre-tax income in a particular jurisdiction in a three-year period including the current and prior two years, management normally concludes that the deferred income tax assets will more likely than not be realizable and no valuation allowance is recognized, unless known or planned operating developments, or changes in tax laws, would lead management to conclude otherwise. However, if SpinCo experiences cumulative pre-tax losses in a particular jurisdiction in a three-year period including the current and prior two years, management then considers a series of factors in the determination of whether the deferred income tax assets can be realized. These factors include historical operating results, known or planned operating developments, the period of time over which certain temporary differences will reverse, consideration of the utilization of certain deferred income tax liabilities, carryback capability under the tax law in a particular country, prudent and feasible tax planning strategies, changes in tax laws, and estimates of future earnings and taxable income using the same assumptions as those used for SpinCo’s goodwill and other impairment testing. After evaluation of these factors, if the deferred income tax assets are expected to be realized within the tax carryforward period allowed for that specific country, management would conclude that no valuation allowance would be required. To the extent that the deferred income tax assets exceed the amount that is expected to be realized within the tax carryforward period for a particular jurisdiction, management would establish a valuation allowance. For additional information about income taxes see Note 12—Income Taxes in the Combined Financial Statements.

Unrecognized Income Tax Benefits

SpinCo recognizes an income tax benefit from an uncertain tax position only if it is more likely than not that the benefit would be sustained upon examination by taxing authorities, based on the technical merits of the position. SpinCo evaluates and adjusts the amount of unrecognized income tax benefits based on changes in law, facts and circumstances.

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

The evaluation and determination of the amount of unrecognized income tax benefits related to uncertain tax positions is complex and involves both the exercise of judgment and the utilization of certain estimates and assumptions. Each tax position carries unique facts and circumstances that must be evaluated in light of current tax laws, regulations, and judicial decisions. Additionally, the ultimate resolution of the majority of SpinCo’s unrecognized income tax benefits is dependent upon uncontrollable factors such as the timing of finalizing resolutions of audit disputes through reaching settlement agreements or concluding litigation, or changes in law.

Retirement Benefit Plans

SpinCo’s employees participate in defined contribution plans, defined benefit pension, and other postretirement benefit plans sponsored by Eaton, which includes participants of other Eaton businesses (the “Shared Plans”), as well as certain defined benefit plans sponsored by SpinCo.

For the plans sponsored by SpinCo, the amounts included in the combined financial statements are presented in accordance with ASC 715, Compensation—Retirement Benefits (ASC 715) and the amount recognized as a defined benefit liability is the net total of the benefit obligation minus the fair value of any plan assets (if any). SpinCo accounts for the Shared Plans being retained by Eaton as multi-employer benefit plans under the guidance in ASC 715. Accordingly, SpinCo does not record an asset or liability to recognize the funded status of these Shared Plans. The related pension and other postretirement benefit expenses for active SpinCo participants are charged to SpinCo based on annual service cost and are reported within Cost of products sold, Selling and administrative expense, and Research and development expense as applicable, in the Combined Statements of Income. Non-service costs are reflected as a component of Other expense (income)—net.

In advance of the Transactions, certain of these Shared Plans are expected to be legally split and the assets and liabilities attributable to SpinCo employees are to be transferred to SpinCo. Accordingly, SpinCo accounts for these plans as single-employer plans, with the corresponding assets and liabilities are recognized in the Combined Financial Statements. Refer to Note 11. Retirement Benefit Plans in the Combined Financial Statements for additional information.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

On a regular basis, SpinCo monitors third-party depository institutions that hold its short-term investments, primarily for safety of principal and secondarily for maximizing yield on those funds. SpinCo also monitors the creditworthiness of its customers and suppliers to mitigate any adverse impact.

SpinCo is exposed to fluctuations in commodity prices due to volatility in raw material costs and contractual agreements with suppliers. To partially mitigate this exposure, SpinCo enters into commodity contracts for certain raw material purchases with the objective of minimizing changes in inventory cost due to market price fluctuations. These commodity contracts are designated for hedge accounting and are generally less than one year in duration.

SpinCo is exposed to currency risk associated with translating its functional currency financial statements into its reporting currency, which is the U.S. dollar. As a result, SpinCo is exposed to movements in the exchange rates of various currencies against the U.S. dollar. SpinCo also monitors exposure to transactions denominated in currencies other than the functional currency of each country in which SpinCo operates.

SpinCo is exposed to concentrations of credit risk consisting principally of trade receivables. SpinCo is exposed to credit risk in the event customers fail to meet their contractual payment obligations. SpinCo manages trade receivable credit risk through ongoing customer credit evaluations, including review of customer financial information and credit ratings, approval and monitoring of customer credit limits, and an assessment of market conditions.

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION OF

DANA AND SPINCO

Introduction

On June 10, 2026, Eaton, Eaton Ohio, SpinCo, Merger Sub, and Dana entered into the Merger Agreement. On the same date, Eaton, Eaton Ohio, SpinCo and certain affiliated entities entered into the Separation Agreement, pursuant to which, among other things, the Mobility Business will be separated from Eaton and combined with Dana in a RMT transaction, as described below. The transactions contemplated by the Merger Agreement and the Separation Agreement, are being undertaken to separate the Mobility Business from Eaton and combine the Mobility Business with Dana.

Description of the Transactions

In connection with the Transactions and pursuant to these agreements, (1) Eaton will cause the assets and liabilities constituting the Mobility Business (other than the Royal Precision Equity Interests and certain other Specified Assets) to be transferred to SpinCo (as part of the Restructuring) and, if needed SpinCo and certain SpinCo subsidiaries will transfer to certain members of the Eaton Group (excluding Eaton) certain assets that relate to Eaton’s other businesses or do not form part of the Mobility Business and liabilities excluded from the Mobility Business, in order to separate the Mobility Business from Eaton’s other businesses prior to the Distribution, (2) Eaton will effect the Distribution by causing SpinCo to issue shares of SpinCo common stock to Eaton shareholders, to be effected by way of the Exchange Offer whereby Eaton redeems Eaton Ordinary Shares held by certain Eaton shareholders in exchange for the issuance by SpinCo of shares of SpinCo common stock to such shareholders, which, if not fully subscribed, may be followed by a Clean-Up Spin-Off, following which 100% of the SpinCo common stock held by Eaton will be canceled and extinguished, (3) immediately following the Distribution, Merger Sub will merge with and into Dana in the Merger, with Dana as the surviving corporation of the Merger and becoming a wholly owned subsidiary of SpinCo, and each outstanding share of Dana common stock (other than the Merger Excluded Shares) will be converted into the right to receive the Merger Exchange Ratio, which is one fully paid and nonassessable share of SpinCo common stock, subject to adjustment as provided in the Merger Agreement, together with cash in lieu of any fractional shares of SpinCo common stock, and (4) certain assets and liabilities related to the Mobility Business will be sold directly by certain members of the Eaton Group to Dana or its subsidiaries.

Prior to or at the Closing, Eaton Ohio will sell to Dana 100% of the Royal Precision Equity Interests, and the purchasing entity of Dana will purchase the Royal Precision Equity Interests, in exchange for a cash payment to Eaton Ohio in an amount equal to the Royal Precision Purchase Price, in each case pursuant to and in accordance with the terms and subject to the conditions of the Royal Precision Purchase Agreement. Additionally, in accordance with the Separation Agreement, certain Specified Assets will be sold by certain members of the Eaton Group to Dana or its subsidiaries pursuant to a Specified Asset Purchase Agreement. Dana expects to fund the purchase of the Royal Precision Equity Interests and Specified Assets using financing it incurs concurrent with the Transactions (see Description of Financing below for more details).

In connection with the Separation, and prior to the Distribution, SpinCo will make the SpinCo Cash Payment to certain members of the Eaton Group (excluding Eaton) of approximately $1.1 billion (subject to a customary cash-and-indebtedness adjustment and the Distribution True-Up Adjustment, increased as a result of any pre-Closing share repurchases by Dana pursuant to the Share Buyback Side Letter and reduced by the Royal Precision Purchase Price and the Specified Asset Purchase Price). The SpinCo Cash Payment is expected to be funded through new indebtedness incurred by SpinCo prior to the Distribution and this indebtedness will remain outstanding at SpinCo (and, following the Merger, at Dana as SpinCo’s wholly owned subsidiary).

Following the consummation of the Transactions and based on the distribution ratio to be determined in accordance with the Separation Agreement, former Eaton shareholders (as of immediately prior to the

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

Distribution) will own, in the aggregate, 50.1% of the issued and outstanding SpinCo common stock and pre-Merger Dana stockholders as of immediately prior to the Merger will own, in the aggregate, 49.9% of the issued and outstanding shares of SpinCo common stock, in each case, on a fully diluted basis. In the event the Distribution is effected as an Exchange Offer that is not fully subscribed, any shares of SpinCo common stock not exchanged in the Exchange Offer will be distributed pro rata to Eaton’s shareholders in the Clean-Up Spin-Off. Eaton shareholders that do not participate in the Exchange Offer will retain the shares of Eaton Ordinary Shares that they held prior to the Distribution.

Additionally, the parties have entered into or will enter into various other agreements prior to Closing to provide a framework for their relationship following the Distribution and the Merger, including, among others, the Tax Matters Agreement, the Employee Matters Agreement, the Transition Services Agreement, the Confirmation of Intellectual Property Assignment, the Intellectual Property Cross-License Agreement, the Trademark License Agreements and the Real Estate Matters Agreement. In addition, the Transactions contemplate financing arrangements to be entered into by each of Dana and SpinCo, intended to (i) fund the SpinCo Cash Payment, (ii) consummate the Dana Refinancing, and (iii) pay transaction-related fees and expenses.

Financing

Concurrently with the execution of the Merger Agreement, SpinCo and Dana entered into the Bridge Commitment Letter pursuant to which the Bridge Commitment Parties committed to provide the Bridge Facility, subject to the terms and conditions of the Bridge Commitment Letter.

Subsequently, SpinCo and Dana entered into the Engagement and Commitment Letter, pursuant to which certain financial institutions committed to provide the Term A Facility and Revolving Credit Facility. It is expected that, if necessary, the proceeds of the Bridge Facility, to the extent not reduced or replaced by any Additional Permanent Financing, will be available in up to two drawings: one to fund the SpinCo Cash Payment and one to complete the Dana Refinancing.

For the purposes of the unaudited pro forma condensed combined financial information herein, SpinCo has assumed a full draw on both the Bridge Facility and Term A Facility. Commitments under the Bridge Facility will be reduced by the amount of any additional permanent financing as well as certain other events. As the terms of permanent financing are not currently determinable, the unaudited pro forma condensed combined statements of operations for the six months ended June 30, 2026, and for the year ended December 31, 2025, assume the Bridge Facility, which has a maturity of less than one year, is funded at the Closing and remains outstanding for the entirety of the periods presented. The Bridge Facility, Term A Facility, and revolving credit facility are described in greater detail below.

Bridge Facility

The $2.6 billion initial aggregate principal commitment amount in respect of the Bridge Facility was reduced by $350 million simultaneously with the execution of the Engagement and Commitment Letter, as a result of the commitments in respect of the Term A Facility. If borrowed, the bridge loan matures and is payable in full 364 days after the Distribution Date and is expected to bear interest at a rate starting at SOFR plus 2.75% stepping up an additional 0.50% at each of 90, 180 and 270 days after the Distribution Date. For purposes of the adjustment, the unaudited pro forma financial information assumes SOFR as of June 30, 2026, equal to 3.68%. The unaudited pro forma condensed combined statement of operations for the six months ended June 30, 2026 assumes that the Bridge Facility remains outstanding throughout the period and, accordingly, reflects the continued incurrence of financing fees, including duration fees, structuring fees, and commitment fees, and an interest rate of 7.93%, which represents SOFR of 3.68% plus a 4.25% step up at 270 days after the Distribution Date. Estimated debt issuance costs of $28 million are expected to be incurred in connection with the Bridge Facility.

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

Term A Facility

The Engagement and Commitment Letter provides for a $350 million Term A Facility, expected to bear interest at a rate starting at SOFR plus 1.375%, with one step up of 0.25% and two step downs of 0.125% based on SpinCo’s total net leverage ratio, with a maturity of 5 years. For purposes of the adjustment, the unaudited pro forma financial information assumes SOFR as of June 30, 2026, equal to 3.68%. Estimated debt issuance costs of $1 million are expected to be incurred in connection with the Term A Facility.

Revolving Credit Facility

Dana’s existing revolving credit facility is expected to be replaced by a new revolving credit facility entered into by SpinCo and Dana under the Engagement and Commitment Letter. The new $1.2 billion revolving credit facility is expected to bear interest at a rate starting at SOFR plus 1.375%, with one step up of 0.25% and two step downs of 0.125% based on SpinCo’s total net leverage ratio, with a maturity of 5 years. The revolving credit facility is not expected to be drawn upon and therefore no drawn amounts and related interest expense is reflected in the unaudited pro forma financial information included herein. Estimated debt issuance costs of $2 million are expected to be incurred in connection with the revolving credit facility.

Accounting for the Transactions

The unaudited pro forma condensed combined statement of operations for the six months ended June 30, 2026, and the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2025, combine the historical consolidated statements of operations of Dana and the historical combined statements of income of SpinCo, giving effect to the Transactions, including the financing transactions contemplated by the Commitment Letters, as if they had occurred on January 1, 2025. The unaudited pro forma condensed combined balance sheet as of June 30, 2026, combines the historical consolidated balance sheet of Dana and the historical combined balance sheet of SpinCo, giving effect to the Transactions, including the financing transactions contemplated by the Commitment Letters, as if they had occurred on June 30, 2026.

The following unaudited pro forma condensed combined financial information should be read in conjunction with the following financial statements and accompanying notes for the applicable periods:

•

Dana’s audited consolidated financial statements and the notes thereto as of and for the year ended December 31, 2025, which are included in Dana’s Annual Report on Form 10-K for the year ended December 31, 2025, as filed with the SEC on February 27, 2026;

•

Dana’s unaudited consolidated financial statements and the notes thereto as of and for the six months ended June 30, 2026, which are included in Dana’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2026, as filed with the SEC on August 6, 2026;

•	SpinCo’s audited combined financial statements and the notes thereto as of and for the year ended December 31, 2025, included elsewhere in this prospectus; and

•	SpinCo’s unaudited condensed combined financial statements and the notes thereto as of and for the six months ended June 30, 2026, included elsewhere in this prospectus.

The unaudited pro forma condensed combined financial information presented below is derived from the historical consolidated financial statements of Dana and the historical combined financial statements of SpinCo. The unaudited pro forma condensed combined financial information and the notes thereto have been prepared to illustrate the estimated effects of the Transactions, including the financing transactions contemplated by the Commitment Letters, in accordance with Article 11 of Regulation S-X. The Transactions have been accounted for using the acquisition method of accounting in accordance with Accounting Standards Codification (“ASC”) Topic 805, Business Combinations, (“ASC 805”), with Dana determined to be the accounting acquirer. Accordingly, the unaudited pro forma condensed combined financial information reflects preliminary estimates of the transaction accounting adjustments expected to result from the Transactions.

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

Autonomous entity adjustments are adjustments that would be necessary to reflect the operations and financial position of SpinCo as an autonomous entity given that SpinCo is not currently a stand-alone entity. There are currently no autonomous entity adjustments included in the unaudited pro forma condensed combined financial information as SpinCo will not operate as an autonomous entity for any meaningful period, as the Merger will occur immediately following the Distribution. Additionally, no management adjustments or adjustments related to forward-looking information were included in the notes to the unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined financial information has been prepared for illustrative purposes only and does not purport to represent what the combined company’s financial position or results of operations would actually have been had the Transactions occurred on the dates assumed, nor is it necessarily indicative of the future results of operations or financial position of the combined company.

The Transactions have not been consummated as of the date of preparation of the unaudited pro forma condensed combined financial information, and their completion is subject to numerous conditions, and the satisfaction or waiver of certain conditions set forth in the Merger Agreement and related transaction documents. Accordingly, there can be no assurance that the Transactions will be consummated. See “Risk Factors”. The unaudited pro forma condensed combined financial statements included in this prospectus are based in part on certain assumptions regarding the Transactions and may not be indicative of our future operating performance.

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

Unaudited Pro Forma Condensed Combined Balance Sheet

As of June 30, 2026

(In millions)

	Historical		Transaction Accounting Adjustments
	Dana	SpinCo after reclassification adjustment (Note 2)	Pre-Merger and Financing Adjustments	Notes	Merger Adjustments	Notes	Pro Forma Combined
Assets
Current assets
Cash and cash equivalents	$331	$33	$16	3a	$(314)	4a	$66
Accounts receivable
Trade	1,287	549	—		(3)	4b	1,833
Other	286	141	—		—		427
Inventories	980	543	—		77	4c	1,600
Other current assets	285	66	(17)	3b	—		334
Current assets of disposal group held for sale	36	—	—		—		36

Total current assets	3,205	1,332	(1)		(240)		4,296
Goodwill	—	625	—		708	4d	1,333
Intangibles	58	274	—		916	4e	1,248
Deferred tax assets	495	76	(9)	3c	(293)	4f	269
Other noncurrent assets	114	60	2	3d	—		176
Investments in affiliates	112	562	—		—		674
Operating lease assets	166	74	—		—		240
Property, plant and equipment, net	1,942	827	2	3e	338	4g	3,109
Noncurrent assets of disposal group held for sale	21	—	—		—		21

Total assets	$6,113	$3,830	$(6)		$1,429		$11,366

Liabilities and equity
Current liabilities
Short-term debt	$—	$—	$2,222	3f	$—		$2,222
Current portion of long-term debt	27	1	—		—		28
Accounts payable	1,301	579	—		(3)	4b	1,877
Accrued payroll and employee benefits	170	91	—		—		261
Taxes on income	78	6	—		—		84
Current portion of operating lease liabilities	34	11	—		—		45
Other accrued liabilities	532	199	(17)	3g, 3h	—		714
Current liabilities of disposal group held for sale	14	—	—		—		14

Total current liabilities	2,156	887	2,205		(3)		5,245
Long-term debt, less debt issuance cost	1,317	3	(754)	3f	—		566
Noncurrent operating lease liabilities	125	65	—		—		190
Pension and postretirement obligations	241	35	—		—		276
Other noncurrent liabilities	291	114	(42)	3h	13	4h	376
Noncurrent liabilities of disposal group held for sale	—	—	—		—		—

Total liabilities	4,130	1,104	1,409		10		6,653

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

	Historical		Transaction Accounting Adjustments
	Dana	SpinCo after reclassification adjustment (Note 2)	Pre-Merger and Financing Adjustments	Notes	Merger Adjustments	Notes	Pro Forma Combined
Commitments and contingencies
Parent company stockholders’ equity
Preferred stock	—	—	—		—		—
Common stock	1	—	—		1	4i	2
Additional paid-in capital	1,518	—	(300)	3i	3,087	4i	4,305
Retained earnings	1,290	—	(7)	3i	(51)	4i	1,232
Treasury stock	(52)	—	—		—		(52)
Accumulated other comprehensive loss	(837)	(420)	—		420	4i	(837)
Net parent investment	—	3,146	(1,108)	3i	(2,038)	4i	—

Total parent company stockholders’ equity	1,920	2,726	(1,415)		1,419		4,650
Noncontrolling interests	63	—	—		—		63

Total equity	1,983	2,726	(1,415)		1,419		4,713

Total liabilities and equity	$6,113	$3,830	$(6)		$1,429		$11,366

See the accompanying Notes to the Unaudited Pro Forma Condensed Combined Financial Information, which are an integral part hereof.

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

Unaudited Pro Forma Condensed Combined Statement of Operations

For the six months ended June 30, 2026

(In millions, except per share amounts)

	Historical		Transaction Accounting Adjustments
	Dana	SpinCo after reclassification adjustments (Note 2)	Pre-Merger and Financing Adjustments	Notes	Merger Adjustments	Notes	Pro Forma Combined
Net sales	$3,878	$1,620	$—		$(9)	4j	$5,489
Costs and expenses
Cost of sales	3,499	1,292	—		(5)	4k	4,786
Selling, general and administrative expenses	206	165	(6)	3j	2	4l	367
Amortization of intangibles	3	13	—		44	4m	60
Restructuring charges, net	15	3	—		—		18
Other income (expense), net	(60)	(12)	1	3k	2	4n	(69)

Earnings (loss) from continuing operations before interest and income taxes	95	135	7		(48)		189
Loss on extinguishment of debt	(7)	—	—		—		(7)
Interest income	10	1	—		—		11
Interest expense	43	—	118	3m	—		161

Earnings (loss) from continuing operations before income taxes	55	136	(111)		(48)		32
Income tax expense (benefit)	68	35	(27)	3n	(9)	4o	67
Equity in earnings (loss) of affiliates	9	(15)	—		—		(6)

Net income (loss) from continuing operations	(4)	86	(84)		(39)		(41)
Less: Noncontrolling interests net income from continuing operations	9	—	—		—		9

Net income (loss) from continuing operations attributable to the parent company	$(13)	$86	$(84)		$(39)		$(50)

Net income (loss) per share available to common stockholders
Basic earnings (loss) per share from continuing operations	$(0.12)						$(0.24)
Diluted earnings (loss) per share from continuing operations	$(0.12)						$(0.24)
Weighted average common shares outstanding:
Basic	109.0						208.6
Diluted	109.0						208.6

See the accompanying Notes to the Unaudited Pro Forma Condensed Combined Financial Information, which are an integral part hereof.

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

Unaudited Pro Forma Condensed Combined Statement of Operations

For the year ended December 31, 2025

(In millions, except per share amounts)

	Historical		Transaction Accounting Adjustments
	Dana	SpinCo after reclassification adjustments (Note 2)	Pre-Merger and Financing Adjustments	Notes	Merger Adjustments	Notes	Pro Forma Combined
Net sales	$7,500	$3,140	$—		$(20)	4j	$10,620
Costs and expenses
Cost of sales	6,898	2,471	—		58	4k	9,427
Selling, general and administrative expenses	387	358	(13)	3j	66	4l	798
Amortization of intangibles	7	26	—		88	4m	121
Restructuring charges, net	23	31	—		—		54
Other income (expense), net	(46)	(15)	—		(2)	4n	(63)

Earnings (loss) from continuing operations before interest and income taxes	139	239	13		(234)		157
Loss on extinguishment of debt	—	—	(9)	3l	—		(9)
Interest income	10	2	—		—		12
Interest expense	181	—	106	3m	—		287

Earnings (loss) from continuing operations before income taxes	(32)	241	(102)		(234)		(127)
Income tax expense (benefit)	53	65	(24)	3n	(50)	4o	44
Equity in earnings (loss) of affiliates	32	(1)	—		—		31

Net income (loss) from continuing operations	(53)	175	(78)		(184)		(140)
Less: Noncontrolling interests net income from continuing operations	17	—	—		—		17

Net income (loss) from continuing operations attributable to the parent company	$(70)	$175	$(78)		$(184)		$(157)

Net income (loss) per share available to common stockholders
Basic earnings (loss) per share from continuing operations	$(0.52)						$(0.67)
Diluted earnings (loss) per share from continuing operations	$(0.52)						$(0.67)
Weighted average common shares outstanding:
Basic	133.7						234.3
Diluted	133.7						234.3

See the accompanying Notes to the Unaudited Pro Forma Condensed Combined Financial Information, which are an integral part hereof.

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

(In millions, except per share amounts)

1) Basis of Presentation

The unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X and is based on the historical consolidated financial statements of Dana and the historical combined financial statements of SpinCo. The unaudited pro forma condensed combined balance sheet combines the historical consolidated balance sheet of Dana and the historical combined balance sheet of SpinCo as of June 30, 2026, giving effect to the Transactions, including the financing transactions contemplated by the Commitment Letters, as if they had occurred on June 30, 2026, assuming SOFR rates and terms previously described in this prospectus. The unaudited pro forma condensed combined statements of operations combine the historical consolidated statements of operations of Dana and the historical combined statements of income of SpinCo for the six months ended June 30, 2026, and for the year ended December 31, 2025, in each case giving effect to the Transactions, including the financing transactions contemplated by the Commitment Letters, as if they had occurred on January 1, 2025, (assuming SOFR rates and terms previously described in this prospectus), the beginning of the earliest period presented. The historical financial statements have been adjusted in the unaudited pro forma condensed combined financial information to give pro forma effect to transaction accounting adjustments that reflect the accounting for the Transactions.

For purposes of the Transactions, the distribution ratio and related merger exchange mechanics are expected to be determined such that, immediately following the Distribution, former Eaton shareholders (in their capacity as such) will own 50.1% of the issued and outstanding shares of SpinCo common stock and holders of Dana common stock immediately prior to the Merger (in their capacity as such) will own 49.9% of the issued and outstanding shares of SpinCo common stock, in each case, on a fully diluted basis, subject to adjustment in accordance with the Transaction Agreements. The estimated number of shares reflected in the unaudited pro forma condensed combined financial information is based on these ownership assumptions and the preliminary exchange ratio described elsewhere in this prospectus.

As discussed in the accompanying notes to the historical financial statements of SpinCo included elsewhere in this prospectus, the historical combined financial statements of SpinCo have been prepared on a carve-out basis from Eaton’s historical consolidated financial statements using the historical results of operations, assets and liabilities attributable to the businesses comprising SpinCo and include allocations of certain corporate and shared service expenses from Eaton. Therefore, the historical financial statements of SpinCo reflect SpinCo’s combined financial position and results of operations as the business was historically operated as part of Eaton prior to the Separation. Separate financial statements have not historically been presented for SpinCo. The preparation of the historical financial statements of SpinCo required considerable judgment of management and reflects significant assumptions and allocations that management believes are reasonable and consistently applied. As a result, the historical financial statements of SpinCo may not be indicative of SpinCo’s future performance and do not necessarily reflect what SpinCo’s combined results of operations, financial condition and cash flows would have been had SpinCo operated as a separate company during the periods presented.

Following the Transactions, SpinCo will need to replace the shared services received from Eaton either by obtaining them internally from Dana’s existing services, by obtaining them from unaffiliated third parties, or by obtaining them from Eaton pursuant to the Transition Services Agreement. These services include certain corporate level functions, the effective and appropriate performance of which is critical to the operations of SpinCo following the Transactions. While Eaton will provide certain services on a transitional basis pursuant to the Transition Services Agreement, the terms of each such service will be set forth in the applicable services schedule and, subject to extension, the aggregate term for any service will not exceed 24 months after the Distribution Date. Following the Transactions, SpinCo may be unable to replace these services in a timely manner or on terms and conditions as favorable as those SpinCo previously received from Eaton. Due to the preliminary nature of these arrangements, no adjustment has been reflected in the pro forma condensed combined financial statements for any potential increase in costs related to these services. The costs for these services could

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

in the aggregate be higher than the combination of Dana’s current costs and those reflected in the historical combined financial statements of SpinCo.

The Transactions have been accounted for using the acquisition method of accounting in accordance with ASC 805, with Dana as the accounting acquirer of SpinCo. In identifying Dana as the accounting acquirer, Dana’s conclusion is based primarily upon the following facts: (i) eight of eleven individuals comprising the company’s board of directors following the Merger will be selected by Dana, (ii) the current executive chairman, chief executive officer and chief financial officer of Dana are expected to continue in the same capacities for the combined company after the Merger; (iii) Dana’s relative size, on the basis of net sales and total assets, is significantly larger than SpinCo; and (iv) the combined company’s name will remain Dana Incorporated, the ticker symbol will continue to be Dana’s current ticker, and the headquarters of the combined entity will be Dana’s existing headquarters. The acquisition method of accounting, based on ASC 805, uses the fair value concepts defined in ASC 820, Fair Value Measurement (“ASC 820”). Fair value is defined in ASC 820 as the “price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.” Fair value measurements can be highly subjective, and it is possible the application of reasonable judgment could develop different assumptions resulting in a range of alternative estimates using the same facts and circumstances. ASC 805 requires, among other things, that assets acquired and liabilities assumed in a business combination be recognized at fair value as of the merger date, with any excess purchase price allocated to goodwill.

As of the date of this prospectus, the accompanying unaudited pro forma purchase price allocation is preliminary and is subject to further adjustments as additional information becomes available and as additional analyses and final valuations are completed. The potential changes to the purchase price allocation and related pro forma adjustments could be material. The transaction accounting adjustments represent Dana’s best estimates and are based upon currently available information and certain assumptions that Dana believes are reasonable under the circumstances.

Upon completion of the Transactions, Dana will perform a comprehensive review of SpinCo’s accounting policies and financial statement presentation. As a result of the review, Dana may identify differences between the accounting policies and financial statement presentation of the two companies, which when conformed, could have a material impact on the unaudited pro forma condensed combined financial information. With the information currently available, Dana has determined that no significant adjustments are necessary to conform SpinCo’s historical combined financial statements to the accounting policies used by Dana. As a result, the unaudited pro forma condensed combined financial information presented assumes there are no differences in accounting policies. However, certain reclassifications have been made to the historical presentation of SpinCo to conform to the presentation used in the unaudited pro forma condensed combined financial statements (see Note 2). These reclassifications have no impact on the historical net income, total assets, liabilities or equity reported by SpinCo.

The unaudited pro forma condensed combined financial information does not reflect any anticipated revenue enhancements, cost savings, or operating synergies that Dana may achieve as a result of the Merger, the total expected costs to integrate the operations of Dana and SpinCo, or the total expected costs necessary to achieve such revenue enhancements, cost savings, or operating synergies.

The preparation of unaudited pro forma condensed combined financial information requires Dana management to make estimates and assumptions that affect the amounts reported in such financial information and the notes thereto. These unaudited pro forma condensed combined financial statements, including the preliminary purchase price allocation, are presented for illustrative purposes only and do not necessarily reflect the operating results that would have occurred if the Transactions had been completed on the dates indicated, nor is it necessarily indicative of the results of operations that may be expected for any future period or date. Accordingly, such information should not be relied upon as an indicator of future performance, financial condition, or liquidity.

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

2) Presentation and Reclassification Adjustments

Certain reclassifications have been made on a preliminary basis to the historical presentation of the combined statements of income and combined balance sheet of SpinCo included within the unaudited pro forma condensed combined financial statements to conform to the financial statement presentation of Dana. These reclassifications had no impact on total assets, liabilities, stockholders’ equity, or net income. The following tables indicate the reclassification and conforming adjustments made for the purpose of the unaudited pro forma condensed combined financial statements included in this prospectus.

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

SpinCo Condensed Combined Balance Sheet Reclassifications

As of June 30, 2026

(in millions)	SpinCo before Reclassification	Reclassification Amount	Note Ref.	After Reclassification
Assets
Current assets
Cash and cash equivalents	$—	$33	2a	$33
Short-term investments	33	(33)	2a	—
Accounts receivable - net	688	(549)	2b	—
	—	(139)	2c	—
Accounts receivable
Trade	—	549	2b	549
Other	—	139	2c	141
	—	2	2d
Related party receivable	2	(2)	2d	—
Inventory	543	(543)	2e	—
Inventories	—	543	2e	543
Other current assets	—	66	2f	66
Prepaid expenses and other current assets	66	(66)	2f	—
Current assets of disposal group held for sale	—	—		—

Total current assets	1,332	—		1,332

Goodwill	625	—		625
Intangibles	—	274	2g	274
Other intangible assets	274	(274)	2g	—
Deferred tax assets	—	76	2h	76
Deferred income taxes	76	(76)	2h	—
Other noncurrent assets	—	60	2i	60
Other assets	91	(31)	2j	—
		(60)	2i
Investments in affiliates	—	562	2k	562
Investments in equity investees	562	(562)	2k	—
Operating lease assets	74	—		74
Property, plant and equipment, net	—	796	2l	827
		31	2j
Property, plant and equipment
Land and buildings	441	(441)	2l	—
Machinery and equipment	2,246	(2,246)	2l	—

Gross property, plant and equipment	2,687	(2,687)	2l	—
Accumulated depreciation	1,891	(1,891)	2l	—

Net property, plant and equipment	796	(796)	2l	—

Noncurrent assets of disposal group held for sale	—	—		—

Total assets	$3,830	$—		$3,830

Liabilities and equity
Current liabilities
Short-term debt	$—	$—		$—
Current portion of long-term debt	—	1	2r	1
Accounts payable	579	—		579
Related party payable	—	—		—

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

(in millions)	SpinCo before Reclassification	Reclassification Amount	Note Ref.	After Reclassification
Accrued payroll and employee benefits	—	66	2m	91
		25	2n
Accrued compensation	66	(66)	2m
Taxes on income	—	6	2o	6
Current portion of operating lease liabilities	—	11	2p	11
Other accrued liabilities	—	199	2q	199
Other current liabilities	242	(25)	2n	—
		(6)	2o
		(11)	2p
		(199)	2q
		(1)	2r
Current liabilities of disposal group held for sale	—	—		—

Total current liabilities	887	—		887

Long-term debt, less debt issuance costs	—	3	2u	3
Noncurrent operating lease liabilities	—	65	2s	65
Operating lease liabilities	65	(65)	2s	—
Pension and postretirement obligations	—	35	2t	35
Pension and other postretirement benefit liabilities	35	(35)	2t	—
Other noncurrent liabilities	117	(3)	2u	114
Noncurrent liabilities of disposal group held for sale	—	—		—

Total liabilities	1,104	—		1,104

Commitments and contingencies
Parent company stockholders’ equity
Preferred stock	—	—		—
Common stock	—	—		—
Additional paid-in capital	—	—		—
Retained earnings	—	—		—
Treasury stock	—	—		—
Accumulated other comprehensive loss	(420)	—		(420)
Net parent investment	3,146	—		3,146

Total parent company stockholders’ equity	2,726	—		2,726

Noncontrolling interests	—	—		—

Total equity	2,726	—		2,726

Total liabilities and equity	$3,830	$—		$3,830

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

SpinCo Condensed Combined Statement of Income Reclassifications

For the six months ended June 30, 2026

(in millions)	SpinCo before Reclassification	Reclassification Amount	Note Ref.	After Reclassification
Net sales	$1,620	$—		$1,620
Costs and expenses
Cost of products sold	1,264	(1,264)	2v	—
Cost of sales	—	1,264	2v	1,292
		(13)	2x
		(2)	2y
		1	2z
		42	2aa
Selling and administrative expense	167	(167)	2w	—
Selling, general and administrative expenses	—	167	2w	165
		(1)	2y
		(1)	2z
Amortization of intangibles	—	13	2x	13
Restructuring charges, net	—	3	2y	3
Research and development expense	43	(1)	2y	—
		(42)	2aa
Other expense - net	24	(24)	2ab	—
Other income (expense), net	—	(24)	2ab	(12)
		(1)	2y
		15	2ac
		(2)	2ae

Earnings (loss) from continuing operations before interest and income tax	122	13		135
Interest expense (income) - net	1	1	2ad	—
		(2)	2ae
Interest income	—	1	2ad	1
Interest expense	—	—		—

Earnings (loss) from continuing operations before income taxes	121	15		136
Income tax expense	35	—		35
Equity in earnings (loss) of affiliates	—	(15)	2ac	(15)

Net income (loss) from continuing operations	$86	$—		$86

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

SpinCo Condensed Combined Statement of Income Reclassifications

For the year ended December 31, 2025

(in millions)	SpinCo before Reclassification	Reclassification Amount	Note Ref.	After Reclassification
Net sales	$3,140	$—		$3,140
Costs and expenses
Cost of products sold	2,406	(2,406)	2v	—
Cost of sales	—	2,406	2v	2,471
		(26)	2x
		(1)	2y
		2	2z
		90	2aa
Selling and administrative expense	377	(377)	2w	—
Selling, general and administrative expenses	—	377	2w	358
		(17)	2y
		(2)	2z
Amortization of intangibles	—	26	2x	26
Restructuring charges, net	—	31	2y	31
Research and development expense	100	(10)	2y	—
		(90)	2aa
Other expense (income) - net	29	(29)	2ab	—
Other income (expense), net	—	(29)	2ab	(15)
		3	2y
		1	2ac
		10	2ae

Earnings (loss) from continuing operations before interest and income tax	228	11		239
Interest income - net	(12)	2	2ad	—
		10	2ae
Interest income	—	2	2ad	2
Interest expense	—	—		—

Earnings (loss) from continuing operations before income taxes	240	1		241
Income tax expense	65	—		65
Equity in earnings (loss) of affiliates	—	(1)	2ac	(1)

Net income (loss) from continuing operations	$175	$—		$175

The following items represent certain reclassifications of the historical financial statement line items of SpinCo to conform to the expected financial statement line items of Dana including:

Balance sheet items:

a.	Short-term investments were reclassified to Cash and cash equivalents.

b.	Trade receivables were reclassified from Accounts receivable - net to Accounts Receivable - Trade. The amount reclassified was $549 million as of June 30, 2026.

c.	Other receivables were reclassified from Accounts receivable - net to Accounts receivable - Other. The amount reclassified was $139 million as of June 30, 2026.

d.	Related party receivable was reclassified to Accounts receivable - Other. The amount reclassified was $2 million as of June 30, 2026.

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

e.	Inventory was reclassified to Inventories.

f.	Prepaid expenses and other current assets were reclassified to Other current assets.

g.	Other intangible assets were reclassified to Intangibles.

h.	Deferred income taxes were reclassified to Deferred tax assets.

i.	Other assets not reclassified in (j) were reclassified to Other noncurrent assets. The amount reclassified was $60 million as of June 30, 2026.

j.	Capitalized software included within Other assets was reclassified to Property, plant and equipment, net. The amount reclassified was $31 million as of June 30, 2026.

k.	Investments in equity investees was reclassified to Investments in affiliates.

l.	Net property, plant and equipment was reclassified to Property, plant and equipment, net.

m.	Accrued compensation was reclassified to Accrued payroll and employee benefits. The amount reclassified was $66 million as of June 30, 2026.

n.	Accrued compensation costs recorded in Other current liabilities were reclassified to Accrued payroll and employee benefits. The amount reclassified was $25 million as of June 30, 2026.

o.	Income taxes payable recorded in Other current liabilities were reclassified to Taxes on income. The amount reclassified was $6 million as of June 30, 2026.

p.

The current portion of operating lease liabilities recorded in Other current liabilities was reclassified to Current portion of operating lease liabilities. The amount reclassified was $11 million as of June 30, 2026.

q.	Other current liabilities not captured in (n), (o), (p) or (r) were reclassified to Other accrued liabilities. The amount reclassified was $199 million as of June 30, 2026.

r.	The current portion of long-term debt recorded in Other current liabilities was reclassified to Current portion of long-term debt. The amount reclassified was $1 million as of June 30, 2026.

s.	Operating lease liabilities were reclassified to Noncurrent operating lease liabilities.

t.	Pension and other postretirement benefit liabilities were reclassified to Pension and postretirement obligations.

u.	Long-term debt recorded in Other noncurrent liabilities was reclassified to Long-term debt, less debt issuance costs.

Statement of operations items:

v.	Cost of products sold was reclassified to Cost of sales.

w.	Selling and administrative expense was reclassified to Selling, general and administrative expenses.

x.

Amortization costs for customer relationships, trademarks, and tradenames have been reclassified from Cost of sales to Amortization of intangibles. The amount reclassified was $13 million and $26 million for the six months ended June 30, 2026, and the year ended December 31, 2025, respectively.

y.

Restructuring costs were reclassified from (i) Cost of sales, (ii) Selling, general and administrative expense, (iii) Research and development expense, and (iv) Other income (expense), net to Restructuring charges. The amount reclassified was $3 million and $31 million for the six months ended June 30, 2026, and the year ended December 31, 2025, respectively.

z.

Amortization costs for core technology and patents were reclassified from Selling, general, and administrative expenses to Cost of sales. The amount reclassified was $1 million and $2 million for the six months ended June 30, 2026, and the year ended December 31, 2025, respectively.

aa.

Research and development expense not captured in (y) was reclassified to Cost of sales. The amount reclassified was $42 million and $90 million for the six months ended June 30, 2026, and the year ended December 31, 2025, respectively.

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

ab.

Other expense - net was reclassified to Other income (expense), net for the six months ended June 30, 2026. Other expense (income) - net was reclassified to Other income (expense), net for the year ended December 31, 2025.

ac.

Equity in earnings (loss) of affiliates was reclassified from Other income (expense), net to Equity in earnings (loss) of affiliates for the six months ended June 30, 2026. Equity in earnings (loss) of affiliates was reclassified from Other income (expense), net to Equity in earnings (loss) of affiliates for the year ended December 31, 2025. The amount reclassified was $15 million and $1 million for the six months ended June 30, 2026, and the year ended December 31, 2025, respectively.

ad.

Interest income from short-term investments was reclassified from Interest expense (income) - net to Interest income for the six months ended June 30, 2026. Interest income from short-term investments was reclassified from Interest income - net to Interest income for the year ended December 31, 2025. The amount reclassified was $1 million and $2 million for the six months ended June 30, 2026, and the year ended December 31, 2025, respectively.

ae.

Losses from foreign exchange balance sheet hedges and non-hedged transactions were reclassified from Interest expense (income) - net to Other income (expense), net for the six months ended June 30, 2026. Gains from foreign exchange balance sheet hedges and non-hedged transactions were reclassified from Interest income - net to Other income (expense), net. The amount reclassified was a $2 million loss and $10 million gain for the six months ended June 30, 2026, and the year ended December 31, 2025, respectively.

3) Pre-Merger and Financing Adjustments

In accordance with the Separation Agreement, certain assets and liabilities are to be transferred from Parent to SpinCo that are currently not reflected in the historical balance sheet of SpinCo. In addition, the historical balance sheet of SpinCo reflects certain assets and liabilities that are not to be transferred from Parent to SpinCo. Therefore, the unaudited pro forma condensed combined pro forma balance sheet and unaudited condensed combined pro forma statement of operations reflect the impact of inclusion or exclusion of these assets, liabilities, and related costs as necessary through pre-merger adjustments.

In addition, the following adjustments included in the unaudited pro forma condensed combined balance sheet and unaudited pro forma condensed combined statement of operations reflect the impact of financing transactions, including the SpinCo Cash Payment and estimated share repurchases by Dana.

Balance Sheet

a.

The pro forma adjustment to Cash and cash equivalents represents refinancing of existing Dana debt, issuance of the Bridge Facility and Term A Facility, the SpinCo Cash Payment, and estimated shares to be repurchased by Dana as follows:

(in millions)	As of June 30, 2026
Proceeds from the issuance of the SpinCo Debt[1]	$2,600
Refinancing of existing Dana debt	(1,111)
SpinCo Cash Payment to Eaton	(1,145)
Cash payment for debt issuance costs and financing fees related to the SpinCo Debt[2]	(28)
Estimated repurchases of Dana shares[3]	(300)

Pro forma adjustment to Cash and cash equivalents	$16

[1]	Proceeds from the issuance of SpinCo debt include $350 million from the Term A Facility and $2,250 million from the Bridge Facility.

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

[2]	Of the $31 million of total debt issuance costs and financing fees related to the SpinCo Debt, $3 million related to the Bridge Facility were already paid in the six months ended June 30, 2026.
[3]	Represents Dana’s estimate of shares to be repurchased pursuant to the Share Buyback Side Letter.

The SpinCo Cash Payment shown above was calculated as follows (amounts shown in millions):

Beginning SpinCo Cash Payment	$1,101
Estimated repurchases of Dana shares[1]	301
Cash payment for Royal Precision	(257)

Ending SpinCo Cash Payment	$1,145

[1]

The increase to the SpinCo Cash Payment for shares repurchased by Dana is calculated by multiplying the aggregate purchase price paid by Dana for shares of Dana common stock by 100.40%, as defined in the Share Buyback Side Letter.

The Specified Asset Purchase Price is uncertain at this time. The SpinCo Cash Payment will be reduced by an amount equal to the Specified Asset Purchase Price.

b.

The pro forma adjustment to Other current assets represents the removal of capitalized debt issuance costs associated with the Bridge Facility included in the unaudited consolidated balance sheet of Dana of $17 million.

c.

The pro forma adjustment to Deferred tax assets and liabilities represents activity associated with the financing fees, debt issuance costs, and the adjustments to SpinCo net assets included in the historical condensed combined financial statements of $9 million.

d.	The pro forma adjustment to Other non-current assets represents an adjustment to capitalize unamortized debt issuance costs for the revolving credit facility of $2 million.

e.

The pro forma adjustment to Property, plant, and equipment represents a net adjustment of $2 million that will be acquired by SpinCo from Parent that is not reflected in the historical condensed combined balance sheet of SpinCo.

f.	The pro forma adjustment to Short-term debt and Long-term debt relates to the debt issuance and refinancing of existing Dana debt in connection with the Bridge Facility and Term A Facility as follows:

(in millions)	As of June 30, 2026
Proceeds from the issuance of the SpinCo Debt	$2,600
Refinancing of existing Dana debt	(1,111)
Removal of debt issuance costs and financing fees of existing Dana debt	8
Debt issuance costs and financing fees related to the SpinCo Debt[1]	(29)

Total pro forma adjustment for debt	$1,468

Pro forma adjustment to Short-term debt	$2,222

Pro forma adjustment to Long-term debt	$(754)

[1]	This represents debt issuance costs for the Bridge Facility and the Term A Facility.

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

See below for additional detail on Dana’s indebtedness as of June 30, 2026, to be refinanced:

(in millions)	Interest Rate	June 30, 2026
Senior Euro Notes due July 15, 2029	3.000%	$210
Senior Notes due September 1, 2030	4.250%	227
Senior Euro Notes due July 15, 2031	8.500%	476
Senior Notes due February 15, 2032	4.500%	198

Existing Dana debt		$1,111
Debt issuance costs		(8)

Existing Dana debt, net of debt issuance costs		$1,103

g.

The pro forma adjustment to Other accrued liabilities represents the removal of accrued debt issuance costs not yet paid for the Bridge Facility of $13 million. Refer to Note 3(a) for additional information.

h.

The pro forma adjustment to Other accrued liabilities and Other noncurrent liabilities represents liabilities retained by Parent but reflected in the historical condensed combined financial information of SpinCo. The adjustments to Other accrued liabilities and Other noncurrent liabilities are $4 million and $42 million, respectively.

i.	The following pro forma pre-merger and financing adjustments have been recorded to equity balances in the unaudited pro forma condensed combined balance sheet:

(in millions)	Common Stock	Additional paid-in capital	Retained Earnings	Accumulated other comprehensive income	Net parent investment
SpinCo Cash Payment	$—	$—	$—	$—	$(1,145)
Write-off of Dana deferred debt issuance costs, net of tax	—	—	(7)	—	—
Estimated repurchases of Dana shares	—	(300)	—	—	—
Adjustments to net assets included in the historical condensed combined financial information of SpinCo, net of tax[1]	—	—	—	—	37

Pro forma adjustment to Total stockholders’ equity	$—	$(300)	$(7)	$—	$(1,108)

[1]	Refer to Note 3c, 3e, and 3h for additional information

Statement of Operations

j.

The pro forma adjustment to Selling, general, and administrative expense removes $6 million and $13 million of expense for the six months ended June 30, 2026, and year ended December 31, 2025, related to certain liabilities and related expenses included in the SpinCo condensed combined financial statements which will be retained by Parent.

k.

The pro forma adjustment to Other income (expense), net represents the reversal of historical amortization of debt issuance costs associated with the Bridge Facility of $1 million for the six months ended June 30, 2026.

l.

The pro forma adjustment to Loss on extinguishment of debt represents the write-off of debt issuance costs of refinanced Dana debt and the replaced revolving credit facility of $9 million for the year ended December 31, 2025.

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

m.

The pro forma adjustment to Interest expense reflects the contemplated Dana Refinancing. The adjustment includes (i) the removal of historical interest expense and the related amortization of historical debt issuance costs associated with indebtedness expected to be repaid or refinanced as a part of the Dana Refinancing, and (ii) the recognition of interest expense associated with the new financing arrangements expected to be entered into in connection with the Merger. The following table summarizes the pro forma adjustments that have been recorded in the unaudited pro forma condensed combined statements of operations in relation to the SpinCo Debt:

(in millions)	Six months ended June 30, 2026	Year ended December 31, 2025
Interest expense on the Bridge Facility	$91	$164
Interest expense on the Term A Facility	9	18
Financing fees for debt financing	55	66
Amortization of new debt issuance costs	1	28
Removal of historical interest expense and amortization of debt issuance cost	(38)	(170)

Pro forma adjustment to Interest expense	$118	$106

The weighted-average interest rate on the Bridge Facility and Term A Facility is expected to be 6.89%. For each 0.125% change in the interest rate, interest expense would increase or decrease by approximately $2 million and $3 million for the six months ended June 30, 2026, and year ended December 31, 2025.

The fees SpinCo will ultimately pay, and the level of net debt expected to be incurred could vary significantly from what is assumed in this unaudited pro forma condensed combined financial information. Variances could arise from multiple factors including: the amount of cash on hand at the time of the closing, actual timing and amount of borrowings and repayments under the Bridge Facility, the actual mix of permanent debt financing, the actual fixed/floating interest rate mix of permanent debt financing, and SpinCo’s credit rating. Accordingly, the estimated interest expense reflected in this unaudited pro forma condensed combined financial information may change and the change could be significant.

n.

The pro forma adjustment to income tax expense (benefit) represents the income tax benefit resulting from the aggregate increase in expenses due to the pre-merger and financing transaction accounting adjustments described herein. As a result of the corresponding decrease in earnings before income taxes in the statement of operations, an income tax benefit of $27 million and $24 million is recognized for the six months ended June 30, 2026, and year ended December 31, 2025, respectively. A blended statutory tax rate of approximately 24% is assumed for all pro forma adjustments. The blended statutory tax rate is not necessarily indicative of the statutory tax rate of Dana following the Transactions, which could be significantly different depending on post-acquisition activities, and the geographical mix of income.

4) Merger Adjustments

This note describes the effects of the Merger reflected in the unaudited pro forma condensed combined financial information and includes the following sections:

•	Estimated preliminary purchase consideration: summarizes the components used to determine the consideration expected to be transferred in connection with the Merger.

•

Estimated preliminary purchase price allocation: presents estimated allocation of the consideration to the identifiable assets acquired and liabilities assumed based on their preliminary estimated fair values, with the residual amount recorded as goodwill.

•	Merger adjustments: describes the transaction accounting adjustments made to reflect the effects of the Merger in the unaudited pro forma condensed combined financial statements.

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

Estimated preliminary purchase consideration

The Transactions involve the use of a RMT acquisition structure, with SpinCo representing the legal acquirer and Dana representing the accounting acquirer. While purchase consideration transferred in a business combination is typically measured by reference to the fair value of equity issued or other assets transferred by the accounting acquirer, Dana is not issuing any equity consideration in the merger. Accordingly, the fair value of the equity portion of the purchase consideration transferred was measured based on the number of shares of common stock Dana would have to issue to give the shareholders of SpinCo the same ownership interest in the combined company that results from the reverse merger acquisition. Further, the portion of the SpinCo Cash Payment paid by Dana to Eaton for the Royal Precision Equity Interests and Specified Assets is included in purchase consideration, with the remainder of the SpinCo Cash Payment treated as an assumed liability. The Specified Asset Purchase Price is uncertain at this time. The purchase consideration will increase by the Specified Asset Purchase Price, with a corresponding reduction to the SpinCo Cash Payment, which is reflected as Debt in the preliminary purchase price allocation table.

As part of the Distribution, Eaton is offering to redeem all or a portion of the Eaton Ordinary Shares held by its shareholders, in exchange for the issuance of shares of SpinCo common stock. If the Exchange Offer is consummated but is not fully subscribed because the number of Eaton Ordinary Shares elected to be redeemed results in fewer than all of the shares of SpinCo common stock being exchanged, Eaton will cause SpinCo to issue the remaining shares of SpinCo common stock on a pro rata basis to Eaton shareholders whose Eaton Ordinary Shares remain outstanding after consummation of the Exchange Offer in a Clean-Up Spin-Off. In the Merger, each outstanding share of Dana common stock (except for Merger Excluded Shares) will be automatically converted into the right to receive the Merger Exchange Ratio, which is one fully paid and nonassessable share of SpinCo common stock, subject to adjustment as provided in the Merger Agreement, together with cash in lieu of any fractional shares of SpinCo common stock. Upon completion of the Merger, holders of Eaton stock that received shares of SpinCo common stock in the Distribution will own 50.1% of the issued and outstanding shares of SpinCo common stock and existing holders of Dana common stock as of immediately prior to the Merger will own 49.9% of the issued and outstanding shares of SpinCo in each case, on a fully diluted basis.

The following table represents the preliminary estimate of the purchase consideration in the Merger, assuming that the Exchange Offer is fully subscribed (in millions, except share and per share amounts):

Number of shares of Dana common stock (i)	98,780,075
Exchange ratio (ii)	1.004
Number of shares of SpinCo common shares to be issued to Eaton shareholders	99,175,987
Share price for Dana common stock (iii)	$31.09

Estimated equity portion of purchase consideration	$3,083
Royal Precision cash consideration (iv)	257
Estimated equity consideration related to pre-combination share-based compensation awards (v)	5

Estimated preliminary purchase consideration	$3,345

i.

Number of shares of Dana common stock outstanding (excluding treasury stock and Dana shares owned by Eaton, SpinCo, and Merger Sub) as of June 30, 2026, adjusted for estimated share repurchases by Dana of 9,649,405 and time-based RSUs, non-employee director RSU’s, and single trigger PSUs that accelerate pursuant to the Merger of 853,322.

ii.	The number of shares of SpinCo common stock to be issued is equal to the number of shares of SpinCo common stock multiplied by the quotient of 50.1% / 49.9% as described in the Merger Agreement.

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

iii.

The Dana common stock price reported on the NYSE as of September 11, 2026, the last practicable trading day before the date of this prospectus. The actual value of SpinCo common stock to be issued in the Merger will depend on the market price of shares of SpinCo common stock on the Closing Date. This may result in a Merger Consideration value that is different from that assumed for purposes of preparing these unaudited pro forma condensed combined financial statements.

iv.

This amount represents the cash paid by Dana to acquire the Royal Precision Holdings, Inc. business as defined elsewhere in this prospectus and is representative of management’s preliminary estimate of the fair value of the Royal Precision Equity Interests, subject to change. A 10% increase or decrease in the cash consideration paid for the Royal Precision Equity Interests will increase or decrease the purchase consideration and conversely increase or decrease debt assumed by $26 million.

v.

This amount represents the value of Eaton share-based compensation awards related to pre-combination service that will be replaced by SpinCo stock-based compensation awards that will continue to vest subject to the same terms and conditions as the original Eaton award granted. The actual value of these awards will depend on the prices of SpinCo common stock and Eaton Ordinary Shares and other valuation estimates and assumptions, and therefore the actual consideration will fluctuate. Accordingly, the final consideration could differ significantly from the current estimate.

The table below provides the Dana common stock price sensitivity analysis for the potential impact of variations to the estimated equity consideration and estimated goodwill (in millions, except per share data):

Dana Common Stock Price Sensitivity Analysis	Dana Common Stock Price	Estimated Equity Consideration	Goodwill
As presented in the unaudited pro forma condensed combined financial statements	$31.09	$3,083	$1,333
A 10% increase in Dana common stock prices	34.20	3,392	1,642
A 10% decrease in Dana common stock prices	27.98	2,775	1,025

The estimated preliminary purchase consideration reflected in the unaudited pro forma condensed combined financial statements does not purport to represent what the actual purchase consideration will be at the Closing. In accordance with ASC 805, the fair value of equity securities issued as part of the consideration paid will be measured on the Closing Date at the then-current market price.

Estimated preliminary purchase price allocation

The allocation of the estimated preliminary purchase price with respect to the Merger is based upon Dana management’s estimates of and assumptions related to the fair values of assets to be acquired and liabilities to be assumed using currently available information. Because these estimates are preliminary, the final purchase price allocation and the resulting effect on SpinCo’s financial position and results of operations may differ materially from the unaudited pro forma condensed combined financial statements.

The preliminary purchase price allocation presented below is based on Dana management’s estimate of the fair value of tangible and intangible assets acquired and liabilities assumed using information that is currently available. The excess of the purchase price over the fair value of net assets acquired will be allocated to goodwill. The final allocation of the purchase price will be determined upon Closing and will be based on a comprehensive final evaluation of tangible and intangible assets acquired and liabilities assumed by Dana.

Significant judgment is required to estimate the fair value of tangible and intangible assets acquired, liabilities assumed, as well as the useful life for acquired intangible assets and property, plant, and equipment.

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

The fair value estimates and useful life for acquired intangible assets and property, plant, and equipment are based on available historical information, future expectations, and assumptions deemed reasonable by Dana management, but are inherently uncertain.

The purchase price allocation will be finalized as soon as practicable but not to exceed one year after the Effective Time and will be based on the fair values of the assets acquired and liabilities assumed as of the Closing Date. Accordingly, the final allocation, including the amount of goodwill recognized, may differ significantly from the amounts presented in the unaudited pro forma condensed combined financial statements.

The following table summarizes the allocation of the preliminary purchase price as of June 30, 2026 (in millions):

Purchase consideration	$3,345
Identifiable net assets:
Customer relationships	878
Patents and technology	250
Trademarks	50
Other	12

Intangible assets	1,190
Inventories	620
Property, plant and equipment	1,167
All other assets	1,250
Accounts payable	(579)
Debt[1]	(1,145)
All other liabilities	(491)
Total identifiable net assets	2,012
Goodwill	1,333

Total	$3,345

[1]	Represents debt incurred by SpinCo to pay the SpinCo Cash Payment. See Note 3a for further details.

The estimated fair values and useful lives of identifiable intangible assets and property, plant, and equipment are preliminary and have been performed based on publicly available benchmarking information, as there are limitations on the type of information that can be exchanged between Dana and SpinCo prior to the Closing. As discussed above, the amount that will ultimately be allocated to identifiable intangible assets and property, plant, and equipment and the related amount of amortization and depreciation, may differ materially from this preliminary allocation. Any change in the valuation of intangible assets and property, plant, and equipment would cause a corresponding increase or decrease in the balance of goodwill. Further, a 10% change in the valuation of intangible assets would cause a corresponding increase or decrease in amortization expense of approximately $6 million and $11 million for the six months ended June 30, 2026 and the year ended December 31, 2025, respectively, based on the estimated useful lives used above. A 10% change in the valuation of property, plant, and equipment would cause a corresponding increase or decrease in depreciation expense of approximately $6 million and $12 million for the six months ended June 30, 2026, and the year ended December 31, 2025, respectively, based on the estimated useful lives used above.

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

Merger adjustments

The merger adjustments reflect the effect of the merger on Dana’s and SpinCo’s historical consolidated and combined balance sheet as if the merger occurred on June 30, 2026:

Balance Sheet

a.

The pro forma adjustment to Cash and Cash equivalents represents the purchase of the Royal Precision Equity Interests and the estimated fees and expenses associated with the Transactions incurred subsequent to June 30, 2026, including advisory fees and other transaction costs and professional fees. The pro forma adjustment to cash and cash equivalents will increase by an amount equal to the Specified Asset Purchase Price. The impact to cash and cash equivalents is described below:

(in millions)	As of June 30, 2026
Cash payment for Royal Precision Equity Interests	$257
Cash paid for transaction costs incurred by Dana subsequent to June 30, 2026[1]	57

Pro forma adjustment to Cash and cash equivalents	$314

[1]	Includes advisory fees of $45 million to be paid to Goldman Sachs

b.	The pro forma adjustments to Accounts receivable, Trade and Accounts payable represent the elimination of intercompany receivables and payables between SpinCo and Dana of $3 million.

c.

The pro forma adjustment to Inventories reflects the recognition of the estimated fair value step-up of inventory expected to be recorded in connection with the Merger. The adjustment increases the historical inventory balance of $543 million to its estimated fair value of $620 million, resulting in a $77 million increase.

d.

The pro forma adjustment to Goodwill represents the elimination of the historical SpinCo goodwill amount of $625 million and the recognition of estimated goodwill of $1,333 million that would have been recorded if the merger occurred on June 30, 2026. The purchase price has preliminarily been assigned to the net tangible and intangible assets based upon their estimated fair values at the closing date of the Merger. The excess of the purchase price over the estimated fair values of the net tangible and intangible assets acquired was recorded as goodwill as of June 30, 2026. The calculated value is preliminary and subject to change and could vary materially from the final purchase price assignment.

e.

The pro forma adjustment to Intangible assets, net reflects the removal of the historical intangible assets of SpinCo of $274 million, and recognition of the fair value of the identifiable intangible assets of $1,190 million expected to be recognized in connection with the Merger, consisting of the following (in millions):

Description	Estimated Useful Life	Estimated Fair Value
Customer relationships	12	$878
Patents and technology	7	250
Trademarks	10	50
Other intangibles	—	12

Fair value of identifiable intangible assets		1,190
Removal of historical intangible assets		(274)

Pro forma adjustment to intangible assets		$916

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

f.

The pro forma adjustment to Deferred tax assets and Deferred tax liabilities of $293 million is associated with the incremental differences in the book and tax basis created from the preliminary purchase price allocation, primarily resulting from the preliminary fair value of intangible assets and property, plant, and equipment, as well as the tax effects on estimated transaction costs. Deferred taxes are established based on a blended statutory tax rate of approximately 24% based on jurisdictions where income is generated. This determination is preliminary and subject to change based upon the final determination of the closing date fair value, primarily of the identifiable intangible assets. The deferred tax asset valuation allowance position following the Transactions could be significantly different (either higher or lower) depending on the ability to use SpinCo income as a source of income to utilize Dana deferred tax assets.

g.

The pro forma adjustment to Property, plant, and equipment reflects the recognition of the estimated fair value step-up of the acquired property, plant, and equipment expected to be recorded in connection with the Merger. The adjustment is to record property, plant and equipment at the acquisition date fair value. The fair value adjustment was determined based on management’s preliminary valuation analysis.

Description	Estimated Useful Life in years	Estimated Fair Value
Land Improvements	32	$55
Buildings	17	223
Machinery And Equipment	8	727
Construction in progress	—	131
Capitalized Software	5-15	31

Fair value of net property, plant and equipment		1,167
Historical balance of net property, plant and equipment		(829)

Pro forma adjustment to net property, plant and equipment		$338

h.

The pro forma adjustment to Other noncurrent liabilities of $13 million is related to indemnification for taxes, governed by the terms in the Tax Matters Agreement. As of June 30, 2026, SpinCo has a net income tax receivable of $13 million associated with uncertain tax positions and income tax receivables and payables that transfer in the Merger that are to be reimbursed to Parent under the Tax Matters Agreement.

i.	The following pro forma adjustments have been recorded to equity balances in the unaudited pro forma condensed combined balance sheet as of June 30, 2026:

(in millions)	Common Stock	Additional paid-in capital	Retained Earnings	Accumulated other comprehensive income	Net parent investment
Elimination of historical equity of SpinCo (after pre-merger & financing adjustments)	$—	$—	$—	$420	$(2,038)
Issuance of shares of SpinCo Common stock	1	3,082	—	—	—
Replacement of share-based compensation awards related to pre-combination services	—	5	—	—	—
Payment of transaction fees and expenses, net of tax[1]	—	—	(51)	—	—

Pro forma adjustment to Total stockholders’ equity	$1	$3,087	$(51)	$420	$(2,038)

[1]	Refer to Note 4a and 4f for additional information

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

Dana’s historical unaudited consolidated balance sheet includes noncontrolling interests associated with subsidiaries of Dana. Minority shareholders will continue to have noncontrolling interests in these subsidiaries subsequent to the Merger, therefore, no pro forma adjustment is necessary to adjust the noncontrolling interests included within the unaudited condensed combined pro forma balance sheet as of June 30, 2026.

Statement of Operations

The pro forma adjustments reflect the effect of the Merger on Dana’s historical consolidated and SpinCo’s historical combined statements of operations for the six months ended June 30, 2026, and the year ended December 31, 2025, as if the Merger occurred on January 1, 2025:

j.

The pro forma adjustment to Net sales reflects the elimination of intercompany sales between SpinCo and Dana of $9 million and $20 million for the six months ended June 30, 2026, and year ended December 31, 2025, respectively.

k.	The pro forma adjustment to Cost of sales is comprised of the following:

(in millions)	Six months ended June 30, 2026	Year ended December 31, 2025
Elimination of intercompany sales between SpinCo and Dana	$(9)	$(20)
Inventory fair value adjustment[1]	—	77
Property, plant and equipment fair value adjustment[2]	4	1

Pro forma adjustment to Cost of sales	$(5)	$58

[1]	Reflects the recognition of the inventory fair value adjustment. Inventory is expected to turn within twelve months.
[2]	Reflects additional depreciation expense for the estimated fair value adjustment of acquired property, plant and equipment.

l.	The pro forma adjustment to Selling, general and administrative expense is comprised of the following:

(in millions)	Six months ended June 30, 2026	Year ended December 31, 2025
Post-combination stock-based compensation expense[1]	$2	$9
Estimated transaction fees and expenses[2]	—	57

Pro forma adjustment to Selling, general, and administrative expense	$2	$66

[1]

Reflects the recognition of stock-based compensation expense related to replacement awards issued in connection with the Merger, and compensation expense associated with the transaction-related vesting acceleration of certain Dana stock-based compensation awards.

[2]

Reflects the estimated fees and expenses associated with the Transactions incurred or expected to be incurred by Dana subsequent to June 30, 2026. This includes $45 million of advisory fees paid to Goldman Sachs.

m.

The pro forma adjustment to Amortization of intangibles reflects additional amortization expense for the estimated fair value adjustment of acquired intangible assets of $44 million and $88 million for the six months ended June 30, 2026, and the year ended December 31, 2025, respectively.

n.

The pro forma adjustment to Other income (expense), net reflects the indemnification adjustment related to the current year movement of unrecognized tax benefits and related interest. The adjustment reflects $2 million of indemnification income and $2 million of indemnification loss for the six months ended June 30, 2026, and year ended December 31, 2025, respectively.

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

o.

The pro forma adjustment to Income tax expense (benefit) represents the income tax benefit resulting from the aggregate increase in expenses due to the merger adjustments described herein. As a result of the corresponding decrease in earnings before income taxes in the statement of operations, an income tax benefit of $9 million and $50 million is recognized for the six months ended June 30, 2026, and year ended December 31, 2025, respectively. A blended statutory tax rate of approximately 24% is assumed for all pro forma adjustments except for adjustments related to transaction costs, which were evaluated separately based on the applicable tax treatment. The blended statutory tax rate is not necessarily indicative of the statutory tax rate of Dana following the Transactions, which could be significantly different depending on post-acquisition activities, and the geographical mix of income.

5) Pro Forma Earnings (Loss) Per Share

The pro forma earnings (loss) per share of SpinCo common stock for the six months ended June 30, 2026, and for the year ended December 31, 2025, reflects the estimated number of shares of common stock outstanding upon completion of the Merger between SpinCo and Dana. Shares outstanding include 99,175,987 shares of SpinCo common stock that will be distributed to current Eaton shareholders, including shares of SpinCo common stock expected to represent additional merger consideration for replacement Eaton awards, as well as 109,439,422 shares and 135,087,169 shares as of June 30, 2026, and December 31, 2025, converted from Dana to SpinCo that will be distributed to Dana shareholders (including accelerated RSUs).

The Exchange Offer exchange ratio, used to determine the number of shares of SpinCo common stock that Eaton shareholders may receive in exchange for Eaton Ordinary Shares, will be determined based on the relative volume-weighted average trading prices of Eaton Ordinary Shares and Dana common stock during the applicable valuation period, subject to an upper limit on the number of shares of SpinCo common stock that may be received for each Eaton Ordinary Share accepted for exchange. The Exchange Offer does not provide for a minimum exchange ratio. These pricing mechanics affect the number of Eaton Ordinary Shares accepted for exchange, but do not change the aggregate number of shares of SpinCo common stock expected to be distributed to Eaton shareholders. If the Exchange Offer is not fully subscribed, any SpinCo shares not exchanged will be distributed pro rata to the remaining Eaton shareholders in the Clean-Up Spin-Off. Accordingly, under both an exchange ratio below the upper limit and an exchange ratio equal to the upper limit, the estimated number of SpinCo shares distributed to Eaton shareholders is 99,175,987.

Each outstanding share of Dana common stock, other than Merger Excluded Shares, will be converted into the right to receive the Merger Exchange Ratio, which is one share of SpinCo common stock, subject to adjustment as provided in the Merger Agreement. The Exchange Offer pricing mechanism does not directly change the number of SpinCo shares issued in respect of Dana common stock. Prior to the Distribution, the number of SpinCo shares outstanding will be established so that former Eaton shareholders will own 50.1% and pre-Merger Dana stockholders will own 49.9% of the issued and outstanding SpinCo common stock immediately following the Merger, in each case, on a fully diluted basis.

The pro forma weighted average number of shares outstanding was derived using Dana’s historical weighted average shares outstanding for the periods ended June 30, 2026, and December 31, 2025, after giving effect to the estimated number of SpinCo shares issued in exchange for the historical number of Dana common stock along with the number of SpinCo shares issued to Eaton shareholders in connection with the Transactions. Each outstanding Dana RSU that was granted on or before December 31, 2024, or that otherwise is not a Dana Rollover RSU, will be fully vested as of immediately prior to the Merger and converted into the right to receive shares of the combined company’s common stock based on the Merger Exchange Ratio and were assumed to be issued and outstanding as of January 1, 2025, the beginning of the earliest period presented.

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

(in millions, except share and per share amounts)	Six Months Ended June 30, 2026	Year Ended December 31, 2025
Pro forma net income (loss) from continuing operations	$(50)	$(157)
Shares expected to be issued to Eaton shareholders pursuant to the Merger	99,175,987	99,175,987
SpinCo shares issued in exchange for Dana historical weighted average common shares outstanding[1]	109,439,422	135,087,169
Pro forma weighted average shares outstanding - basic and diluted	208,615,409	234,263,156
Pro forma earnings (loss) per share - basic and diluted	$(0.24)	$(0.67)

[1]

Represents Dana’s historical weighted average shares outstanding and includes each Dana RSU that was granted on or before December 31, 2024, or that otherwise is not a Dana Rollover RSU, that will be fully vested as of immediately prior to the Merger and converted into the right to receive shares of the combined company’s common stock based on the Merger Exchange Ratio.

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

THE TRANSACTIONS

General

SpinCo was incorporated in the State of Delaware on April 20, 2026, for the purpose of holding the Mobility Business. On June 10, 2026, Eaton, Eaton Ohio, Eaton HoldCo, SpinCo and Dana entered into the Separation Agreement and Eaton, Eaton Ohio, SpinCo, Dana and Merger Sub entered into the Merger Agreement, pursuant to which Dana will combine with the Mobility Business. In connection with the Transactions and pursuant to these agreements, (a) Eaton will effect the Separation of the Mobility Business from Eaton’s other businesses, including the Distribution, which will be consummated by the Exchange Offer, and if the Exchange Offer is not fully subscribed, the Clean-Up Spin-Off, (b) immediately thereafter, Merger Sub will merge with and into Dana, with Dana being the surviving corporation of the Merger and becoming a wholly owned subsidiary of SpinCo, and (c) certain assets and liabilities related to the Mobility Business will be directly sold by certain members of the Eaton Group (excluding Eaton) to Dana or its subsidiaries. Following the consummation of the Transactions, Eaton shareholders will own, in the aggregate, 50.1% of the issued and outstanding SpinCo common stock and pre-Merger Dana stockholders as of immediately prior to the Merger will own, in the aggregate, 49.9% of the issued and outstanding SpinCo common stock, in each case, on a fully diluted basis. Eaton shareholders that do not participate in the Exchange Offer will retain the shares of Eaton Ordinary Shares that they held prior to the Distribution.

In order to effect the Transactions, including the Separation and the Merger, Dana, Eaton, the Additional Eaton Parties, SpinCo and/or Merger Sub, as applicable, have entered or will enter into a number of agreements, including the Merger Agreement and the Separation Agreement. These agreements, which are described in greater detail in this prospectus, provide for, among other things, (a) the contribution of assets by certain members of the Eaton Group (excluding Eaton) to SpinCo, and certain entities that will be subsidiaries of SpinCo prior to the Distribution, (b) the Distribution and (c) the Merger, pursuant to which Merger Sub will merge with and into Dana, with Dana being the surviving corporation and becoming a wholly owned subsidiary of SpinCo and the shares of Dana common stock outstanding immediately prior to the Merger being automatically converted into the right of Dana stockholders to receive a number of shares of SpinCo common stock (and cash in lieu of any fractional shares of Dana common stock) based on the Merger Exchange Ratio. In addition, Dana, Eaton, the Additional Eaton Parties and SpinCo, as applicable, have also entered or will enter into various ancillary agreements in connection with the Transactions that will, among other things, govern the relationship among Dana, Eaton, SpinCo and their respective affiliates after the Separation and the Merger, including the Employee Matters Agreement, the Tax Matters Agreement, the Confirmation Intellectual Property Assignment, the Intellectual Property Cross License Agreement, the Trademark License Agreements and the Transition Arrangements.

On the closing date of the Merger, prior to the Merger, Eaton will cause SpinCo to issue all of the outstanding shares of SpinCo common stock intended to be issued as part of the Exchange Offer to its participating stockholders in this Exchange Offer. If this Exchange Offer is consummated but is not fully subscribed, prior to the Merger on the Distribution Date, Eaton will then distribute all of the remaining shares of SpinCo common stock to Eaton shareholders whose Eaton Ordinary Shares remain outstanding after the consummation of this Exchange Offer in a Clean-Up Spin-Off. Any Eaton shareholder who validly tenders (and does not properly withdraw) Eaton Ordinary Shares that are accepted for exchange in this Exchange Offer will, with respect to such shares, waive their rights to receive, and forfeit any rights to, shares of SpinCo common stock distributed in the Clean-Up Spin-Off. If there is a Clean-Up Spin-Off, the Distribution Exchange Agent will calculate the exact number of shares of SpinCo common stock not exchanged in this Exchange Offer and to be distributed on a pro rata basis.

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

Transaction Sequence

Below is a step-by-step list illustrating the sequence of material events relating to the Transactions. Each of these events is discussed in more detail elsewhere in this prospectus. Dana and Eaton anticipate that the Transactions will occur in the following order:

Step 1: Prior to the Distribution Date — Restructuring. Prior to the Distribution and the Merger, Eaton, SpinCo and certain of their respective subsidiaries will engage in a series of actions, including the formation of new entities, transfers of securities, intellectual property assignments, contributions, distributions and other actions, to effect an internal Restructuring in order to separate the Mobility Business from the other businesses of Eaton. These internal restructuring actions are contemplated by the Separation Agreement and the Restructuring Plan set forth therein and will include the following actions:

(a)

Certain members of the Eaton Group will transfer and convey to SpinCo and other members of the SpinCo Group all of the right, title and interest of the Eaton Group in, to and under all SpinCo assets not already owned by the SpinCo Group (other than the Royal Precision Equity Interests, which are the subject of Step 4 below, and certain other Specified Assets, which are subject to Step 3 below), and SpinCo and other members of the SpinCo Group will assume all SpinCo liabilities;

(b)

SpinCo and certain SpinCo subsidiaries will transfer and convey to certain members of the Eaton Group (excluding Eaton) certain assets that relate to Eaton’s other businesses or that do not form part of the Mobility Business and any liabilities excluded from the Mobility Business, and certain members of the Eaton Group (excluding Eaton) will assume any such liabilities; and

(c)

Eaton Ohio will contribute certain SpinCo assets to SpinCo in consideration for (i) SpinCo’s assumption of certain SpinCo liabilities, (ii) the issuance of SpinCo common stock, and (iii) SpinCo’s payment of a portion of the SpinCo Cash Payment (as described further in Step 2 below) pursuant to the Eaton Ohio Contribution. Following the Eaton Ohio Contribution (including, for the avoidance of doubt, Eaton Ohio’s receipt of a portion of the SpinCo Cash Payment), Eaton Ohio will then distribute 100% of the SpinCo common stock held by it to Eaton Holding XIII S.à r.l., a Luxembourg entity pursuant to the Eaton Ohio Distribution. Following the Eaton Ohio Distribution, certain other members of the Eaton Group (excluding Eaton) will contribute, transfer and deliver to SpinCo or other members of the SpinCo Group, and SpinCo and such SpinCo Group members will accept and assume, certain additional SpinCo assets and SpinCo liabilities relating to the Mobility Business. Thereafter, members of the Eaton Group will transfer, directly or indirectly, 100% of the outstanding SpinCo common stock to Eaton, resulting in Eaton owning directly 100% of the outstanding SpinCo common stock.

Step 2: Prior to the Distribution Date — SpinCo Debt Financing and SpinCo Cash Payment. On or before the Distribution Date, SpinCo or one or more members of the SpinCo Group will enter into definitive agreements providing for debt financing in an aggregate principal amount sufficient to fund the SpinCo Cash Payment (the debt incurred pursuant to such agreements, the “SpinCo Debt”). SpinCo will draw upon the SpinCo Debt and, prior to the Eaton Ohio Distribution, will pay to one or more accounts designated by Eaton Ohio a portion of the SpinCo Cash Payment, as partial consideration for the transfer of the Mobility Business assets to SpinCo in connection with the Eaton Ohio Contribution (as described in Step 1 above). The SpinCo Cash Payment is subject to a customary cash and indebtedness adjustment and the Distribution True-Up Adjustment (as defined below), increased as a result of any pre-Closing share repurchases by Dana pursuant to the Share Buyback Side Letter and reduced by the Royal Precision Purchase Price and the Specified Asset Purchase Price.

Step 3: Prior to or on the Distribution Date – Specified Asset Transfer. In accordance with the Separation Agreement, certain Specified Assets will be sold by certain members of the Eaton Group to Dana or its subsidiaries pursuant to a Specified Asset Purchase Agreement.

Step 4: Distribution Date — Royal Precision Sale. Prior to or at the Closing, Eaton Ohio will sell to the Dana Group 100% of the Royal Precision Equity Interests, and the purchasing entity of the Dana Group will

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

purchase the Royal Precision Equity Interests, in exchange for a cash payment to Eaton Ohio in an amount equal to the Royal Precision Purchase Price, in each case pursuant to and in accordance with the terms and subject to the conditions of the Royal Precision Purchase Agreement. The Royal Precision Purchase Price is treated as an adjustment in the calculation of the SpinCo Cash Payment.

Step 5: Distribution Date — The Distribution. On the Distribution Date, at the Distribution Time, Eaton will effect a distribution by causing SpinCo to issue 100% of the shares of SpinCo common stock to Eaton shareholders. Eaton has elected to effect the Distribution in the form of this Exchange Offer, pursuant to which Eaton is offering its shareholders the option to redeem all or a portion of their Eaton Ordinary Shares in exchange for the issuance of shares of SpinCo common stock. Following the expiration of this Exchange Offer:

(a)

If this Exchange Offer is fully subscribed: 100% of the outstanding SpinCo common stock will have been issued to tendering Eaton shareholders who participate in this Exchange Offer, Eaton’s existing SpinCo common stock will be canceled and extinguished, and the Distribution will be complete.

(b)

If this Exchange Offer is not fully subscribed: The remaining shares of SpinCo common stock that are not issued in this Exchange Offer will be issued on the Distribution Date, immediately following the consummation of this Exchange Offer, on a pro rata basis to Eaton shareholders whose Eaton Ordinary Shares remain outstanding after the consummation of this Exchange Offer in a Clean-Up Spin-Off. Any Eaton shareholder who validly tenders (and does not properly withdraw) Eaton Ordinary Shares that are accepted for exchange in this Exchange Offer will, with respect to such shares, waive their rights to receive, and forfeit any rights to, shares of SpinCo common stock distributed in the Clean-Up Spin-Off. Following consummation of the Exchange Offer and any Clean-Up Spin-Off, 100% of the SpinCo common stock held by Eaton will be canceled and extinguished.

Step 6: Distribution Date — The Merger. On the Distribution Date, immediately following the Distribution Time, Merger Sub will be merged with and into Dana, whereupon the separate corporate existence of Merger Sub will cease and Dana will survive the Merger as a wholly owned subsidiary of SpinCo. In the Merger, each outstanding share of Dana common stock (except for Merger Excluded Shares) will be automatically converted into the right to receive the Merger Exchange Ratio, which is one fully paid and nonassessable share of SpinCo common stock, subject to adjustment as provided in the Merger Agreement, together with cash in lieu of any fractional shares of SpinCo common stock.

Immediately following the consummation of the Merger, Eaton shareholders are expected to own, in the aggregate, 50.1% of the issued and outstanding shares of SpinCo common stock and pre-Merger Dana stockholders are expected to own, in the aggregate, 49.9% of the issued and outstanding shares of SpinCo common stock on a fully diluted basis. At the effective time of the Merger, SpinCo will be renamed “Dana Incorporated” and its common stock will be listed on the NYSE under the ticker symbol “DAN.” In connection with the renaming of SpinCo and the consummation of the Merger, Dana will be renamed to a name other than “Dana Incorporated.” The new name of Dana has not yet been determined.

Step 7: Following the Effective Time of the Merger — Delivery of SpinCo Common Stock to Dana Stockholders. Following the effective time of the Merger, the Merger Distribution Agent (as appointed by Dana prior to the effective time of the Merger) will deliver to each former holder of Dana common stock evidence of book-entry authorizations representing the number of whole shares of SpinCo common stock that such holder is entitled to receive pursuant to the Merger, together with, if applicable, cash in lieu of any fractional shares of SpinCo common stock to which such holder would otherwise have been entitled. The Merger Distribution Agent will aggregate all fractional shares that would otherwise be issuable to Dana stockholders and will sell such shares at then-prevailing prices on the NYSE, in no case later than ten (10) business days after the effective time of the Merger. The Merger Distribution Agent will make the net cash proceeds of such sales (after any tax withholding and reduced by any agent fees attributable to such sale) available, without interest, to Dana stockholders on a pro rata basis based on their respective fractional share interests.

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

Structure Immediately Before the Distribution

Structure Following the Distribution but Before the Merger

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

Structure Following the Merger

The Separation

The Restructuring

As part of the Restructuring and prior to the Distribution, to the extent not previously effected pursuant to the Restructuring, (a) certain members of the Eaton Group will transfer to SpinCo certain assets related to the Mobility Business and certain liabilities related to the Mobility Business, and (b) if needed, SpinCo and certain SpinCo subsidiaries will transfer to certain members of the Eaton Group (excluding Eaton) certain assets that relate to Eaton’s other businesses or do not form part of the Mobility Business and liabilities excluded from the Mobility Business, in order to separate the Mobility Business from Eaton’s other businesses prior to the Distribution.

In addition to the assets and liabilities of the Mobility Business that will be transferred to SpinCo or its subsidiaries in connection with the Restructuring (and that will therefore become assets and liabilities of SpinCo as a result of the Distribution and Merger), on or around the Closing Date and pursuant to the transactions contemplated by the Separation Agreement, the Royal Precision Purchase Agreement and, if applicable, the Specified Asset Purchase Agreement, certain subsidiaries of Eaton will directly transfer certain other assets and liabilities related to the Mobility Business (and which are reflected in the historical financial statements of SpinCo and pro forma financial information included elsewhere in this prospectus). The transactions contemplated by the Separation Agreement form part of the series of transactions related to the separation of the Mobility Business and are conditioned on the occurrence of the Distribution and the Merger.

The Distribution-Exchange Offer and Split-Off

On the closing date of the Merger, Eaton will make a distribution to be effected by the consummation of an Exchange Offer. In this Exchange Offer, Eaton will offer its stockholders the option to redeem all or a portion of their Eaton Ordinary Shares in exchange for the issuance of shares of SpinCo common stock by SpinCo to such participating Eaton shareholders. In the event this Exchange Offer is not fully subscribed because the number of Eaton Ordinary Shares elected to be redeemed and accepted by Eaton results in fewer than all of the shares of SpinCo common stock being exchanged, Eaton will cause SpinCo to issue the remaining shares of SpinCo common stock on a pro rata basis to Eaton shareholders whose Eaton Ordinary Shares remain outstanding after consummation of this Exchange Offer, which we refer to as the Clean-Up Spin-Off. Following consummation of the Exchange Offer and any Clean-Up Spin-Off, 100% of the SpinCo common stock held by Eaton will be canceled and extinguished.

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

Any Eaton shareholder who validly tenders (and does not properly withdraw) Eaton Ordinary Shares that are accepted for exchange in this Exchange Offer will, with respect to such shares, waive their rights to receive, and forfeit any rights to, any shares of SpinCo common stock distributed in the Clean-Up Spin-Off. If there is a Clean-Up Spin-Off, the Distribution Exchange Agent will calculate the exact number of shares of SpinCo common stock intended to be issued as part of the Exchange Offer that will not be exchanged in this Exchange Offer, which shares will be distributed on a pro rata basis to the remaining holders of Eaton Ordinary Shares (after giving effect to the consummation of this Exchange Offer) immediately thereafter.

The Distribution Exchange Agent will hold, for the account of the relevant Eaton shareholders, book-entry authorizations representing all of the outstanding shares of SpinCo common stock distributed in the Distribution pending the consummation of the Merger. SpinCo common stock will not be transferable during this period.

The Merger

Immediately after the Distribution, pursuant to and in accordance with the terms and conditions of the Merger Agreement, Merger Sub will merge with and into Dana whereby the separate corporate existence of Merger Sub will cease and Dana will survive the Merger as a wholly owned subsidiary of SpinCo. After the Merger, SpinCo will continue as a separately traded public company, owning the combined businesses of Dana and SpinCo and with Dana as a wholly owned subsidiary of SpinCo.

In the Merger, each share of Dana common stock (except for the Merger Excluded Shares) will be automatically converted into the right to receive SpinCo common stock, as described in “-Calculation of the Merger Consideration.” Following the Merger, the Merger Exchange Agent will distribute to each former Dana stockholder book-entry authorizations representing the number of whole shares of SpinCo common stock that such stockholder is entitled to receive in the Merger. The Merger Exchange Agent also will distribute to each former Dana stockholder the net proceeds from the sale of their fractional shares of SpinCo common stock, if any. Shares of SpinCo common stock received by Eaton shareholders in the Distribution will not be altered by the Merger. Eaton shareholders that do not participate in the Exchange Offer will retain the shares of Eaton Ordinary Shares that they held prior to the Merger.

Calculation of the Merger Consideration

The Merger Agreement provides that, at the effective time of the Merger, each issued and outstanding share of Dana common stock (except for the Merger Excluded Shares) will be converted into the right to receive a number of fully paid and nonassessable shares of SpinCo common stock equal to the Merger Exchange Ratio. The “Merger Exchange Ratio” is one, subject to certain adjustments to reflect an applicable stock split, stock dividend or distribution.

The Merger Exchange Ratio is designed to result in the issued and outstanding shares of SpinCo common stock on a fully diluted basis, immediately following the Merger, being owned 50.1% by the pre-Merger holders of SpinCo common stock (i.e., former Eaton shareholders, in their capacity as such) and 49.9% by the pre-Merger holders of Dana common stock (in their capacity as such). However, in order to preserve the tax-free nature of the Distribution for U.S. federal income tax purposes, the Merger Agreement generally provides that the aggregate number of SpinCo common stock to be issued to Eaton shareholders will be adjusted and increased if necessary to ensure that, immediately following the Closing, pre-Merger holders of SpinCo common stock own, for U.S. federal income tax purposes, at least 50.1% of the outstanding shares of SpinCo common stock. If such an increase is necessary, then the amount of the SpinCo Cash Payment distributed pursuant to the Separation Agreement may be decreased under certain circumstances; provided, however, that the SpinCo Cash Payment will not be decreased to the extent the true-up adjustment was caused solely by actions taken by Dana or any of its affiliates.

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

Background of the Transactions

Each of the Dana and Eaton boards of directors, together with their respective management teams, regularly evaluate and consider a variety of financial and strategic opportunities to enhance stockholder value as part of their respective long-term business plans, including from time to time in response to unsolicited outreach from strategic parties.

In March of 2025, Eaton announced its 2030 Growth Strategy, under which Eaton is prioritizing capital allocation toward its high-growth and high-margin businesses, building on Eaton’s track record of portfolio transformation, including its prior divestitures of its lighting business in 2020 and its hydraulics business in 2021.

In the summer of 2025, Eaton, as part of its 2030 Growth Strategy, initiated a review of the Mobility Business and its ongoing fit within Eaton. As part of that evaluation, Eaton analyzed whether the separation of the Mobility Business would (a) enhance strategic focus, growth-oriented investments and capital allocation for both the Mobility Business and the remainder of Eaton, (b) enhance shareholder value and (c) simplify its equity story, focus its portfolio on electrical and aerospace investment themes and enable the Mobility Business to be a successful independent automotive company.

In October of 2025, Eaton engaged Morgan Stanley & Co. LLC (“Morgan Stanley”), Eaton’s financial advisor, and Paul, Weiss, Rifkind, Wharton & Garrison LLP (“Paul Weiss”), Eaton’s legal advisor, to work on the potential separation of the Mobility Business.

On October 21, 2025, at a meeting of the Eaton board, members of Eaton management provided the Eaton Board an update on the status of Eaton’s review of the Mobility Business, its ongoing fit within Eaton and the potential separation of the Mobility Business from Eaton.

On December 17, 2025, the Eaton board held a meeting in which it discussed potential scenarios for value creation with respect to the Mobility Business. At the conclusion of the meeting, the Eaton board authorized Eaton management to pursue a plan to separate the Mobility Business from the rest of Eaton and to publicly disclose such plan. At that meeting, the Eaton board also determined that, following the public announcement of the planned separation, Eaton would conduct a small, controlled auction process with a limited number of potential counterparties, with the goal of maximizing value for Eaton and its shareholders in connection with the separation of the Mobility Business.

On January 21, 2026, Bloomberg News reported that Eaton had retained an advisor to evaluate the potential spin-off of its Mobility Business. Eaton did not respond to any requests for comment.

On January 23, 2026, Bruce McDonald, Dana’s then Chairman and Chief Executive Officer, and Timothy Kraus, Dana’s Chief Financial Officer, reached out via a telephone call to a representative of Morgan Stanley. The representative of Morgan Stanley confirmed he had a relationship with Eaton and agreed to connect with Eaton on the matter.

On January 26, 2026, Eaton publicly announced that it would pursue a plan to separate the Mobility Business into an independent, publicly traded company. Following the announcement, representatives of Morgan Stanley reached out to various parties, including Dana, to solicit interest in a potential transaction involving the Mobility Business. As part of that outreach, representatives of Morgan Stanley indicated that Eaton would be conducting a process pursuant to which it would invite parties to submit first round bids by the end of February 2026, and that it would be providing a process letter to interested parties at a later date.

Also on January 26, 2026, at a previously scheduled Dana board meeting, Mr. McDonald discussed the Eaton Mobility Business opportunity, including the strategic logic and potential benefits of a combination with Dana.

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

On January 30, 2026, Eaton and Dana executed a customary confidentiality agreement, which contained a customary standstill provision restricting Dana, subject to an exception for confidential offers to the Eaton board or Chief Executive Officer.

Over the next month, 9 customary confidentiality agreements (including the agreement with Dana) were executed with strategic and financial counterparties, including three such counterparties (referred to herein as “Party A,” “Party B” and “Party C”).

On February 2, 2026, Mr. McDonald sent an email update to the Dana board outlining potential strategic opportunities that Dana management intended to discuss with the Dana board at the regularly scheduled meeting on February 10, 2026. Mr. McDonald informed the Dana board that Goldman Sachs & Co. LLC (“Goldman Sachs”) had been assisting the Dana team with its evaluation of potential strategic alternatives. Goldman Sachs’ engagement to serve as financial advisor to Dana was subject to the execution of an engagement letter, which was later executed on June 3, 2026.

On February 4, 2026, Eaton shared preliminary draft long-term financial forecasts of the Mobility Business, which Eaton intended to later update and share with Dana, as further described below.

On February 5, 2026, representatives of Morgan Stanley delivered a round 1 process letter (the “Round 1 Letter”) to Dana regarding the potential transaction. The Round 1 Letter outlined the timing and procedures for submitting a non-binding preliminary proposal regarding the Mobility Business, requesting that parties submit such proposal by February 24, 2026.

On February 10, 2026, at a meeting of the Dana board, with representatives of Goldman Sachs in attendance, management (with the assistance of Goldman Sachs) discussed Dana’s standalone strategic plan (including its anticipated value creation), the potential transaction involving the Mobility Business, and other potential strategic opportunities. The Dana board discussed with the attendees some of the challenges associated with Dana’s standalone plan, including geographic and customer concentration, lack of scale in aftermarket and Commercial Vehicle and limited opportunities in electrification. With respect to the potential transaction with the Mobility Business, the Dana board discussed the potential to generate significant cost synergies, the opportunity to create significant shareholder value while maintaining a reasonable debt leverage ratio for the pro forma business. Given Dana’s strong business performance the Dana board concluded the timing of the opportunity was appropriate. Following the discussions, the Dana board determined that the potential transaction with Eaton was the most likely alternative to maximize shareholder value as compared to the standalone plan. The Dana board instructed management to prioritize negotiations with Eaton, including by submitting a non-binding proposal to Eaton to acquire the Mobility Business using an RMT transaction structure.

On February 23, 2026, representatives of Goldman Sachs delivered to representatives of Morgan Stanley Dana’s preliminary non-binding proposal (the “February 23 Proposal”) to combine Dana with the Mobility Business in an RMT transaction valuing the Mobility Business at $5.1 billion. The February 23 Proposal provided for consideration consisting of a cash dividend to be paid to Eaton of $1.2 billion and 50.1% of the equity of the combined company on a fully diluted basis. The February 23 Proposal also contemplated, among other things, that Dana would secure representation and warranty insurance for the transaction and a preliminary estimate of $100-150 million in synergies for the potential combination. The proposal did not include any specific governance recommendations.

On February 24, 2026, Dana management provided an update on the potential transaction to the Dana board, which included the February 23 Proposal. The update also included certain non-public, internal financial projections concerning Dana’s anticipated future financial projections as a standalone business for the fiscal years ending December 31, 2026 through 2030 (the “Dana Standalone Projections”).

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

On February 26, 2026, at a meeting of the Eaton board, members of Eaton management, provided an update on the Mobility Business separation planning and the parallel evaluation of a potential third-party transaction path. The update described the potential transaction path as an alternative that could create superior value for Eaton shareholders and accelerate completion of the Mobility Business separation, while Eaton continued to advance the standalone separation workstream.

Towards the end of February, Eaton also received bids from Party A, Party B and Party C. After evaluating the bids, the Eaton board elected to proceed in negotiations with Dana, concluding that the bids from Party A, Party B and Party C were not as compelling as Dana’s bid.

On March 5, 2026, members of Dana and Eaton management met in person to discuss the February 23 Proposal, including the preliminary synergy estimates, the transaction structure and the proposed timeline.

On March 17, 2026, Eaton provided data room access to Dana and its advisors in connection with the potential transaction. That same day, Dana and Eaton executed an amended and restated confidentiality agreement, which was consistent with the prior confidentiality agreement but provided that the obligations would be mutual with respect to both parties.

Also on March 17, 2026, Eaton shared updated long-term financial projections of the Mobility Business (the “Eaton Mobility Business Projections”) with Dana and its advisors and representatives.

From March 19, 2026 through April 14, 2026, members of Eaton and Dana management engaged in a series of due diligence meetings regarding various topics, including with respect to finance, tax, operations, information technology, engineering, manufacturing, legal, environmental, human resources, real estate and other matters. The meetings addressed both the Mobility Business and Dana’s business and included a focus on potential synergies.

On March 23, 2026, members of Eaton and Dana management, together with representatives of Goldman Sachs and Morgan Stanley, met in person. Members of Dana management presented an overview of its business, including sharing the Dana Standalone Projections as part of the presentation, and members of Eaton management gave a presentation on the Mobility Business.

On March 24, 2026, members of Dana management provided the Dana board with an update on the status of discussions with Eaton.

On March 27, 2026, Sergio Letelier, Senior Vice President, Strategy and Corporate Development at Eaton, and Mr. McDonald spoke by telephone. Mr. Letelier requested that, by April 15, 2026, following a series of planned due diligence sessions continuing through early April, Dana reconfirm its valuation for the Mobility Business.

On April 3, 2026, Mr. McDonald and Mr. Letelier met by telephone to discuss the status of the potential transaction, including the transaction structure, tax implications, governance matters, the required external approvals and a targeted timeline for entering into definitive agreements.

On April 8, 2026, at a meeting of the Dana board, members of Dana management provided the Dana board with a process update on the potential transaction with Eaton, including an update on the signing timeline, due diligence findings to date, the estimate of potential synergies and key terms to be included in the April 15 Proposal (described below). The Dana board continued to express support for the potential transaction with Eaton.

On April 10, 2026, Mr. McDonald and Mr. Letelier met in person to discuss the potential transaction. Mr. Letelier reiterated his earlier request that, by April 15, 2026, Dana reconfirm its valuation and further

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

specified that Eaton would like Dana to provide a term sheet with additional transaction information. Mr. Letelier explained that Eaton intended to present this information to the Eaton board to determine whether the potential transaction with Dana would become the primary option for the separation of the Mobility Business. Mr. McDonald and Mr. Letelier also discussed governance matters, and the importance to Eaton of deal certainty. Mr. McDonald indicated that Dana would expect an exclusivity period for the parties to complete due diligence and negotiate definitive agreements.

On April 15, 2026, representatives of Goldman Sachs delivered to representatives of Morgan Stanley a non-binding term sheet (the “April 15 Proposal”) for a potential transaction, which confirmed a valuation of the Mobility Business of $5.1 billion, consisting of a cash dividend to be paid to Eaton of $989 million (with the reduction in the dividend compared to the February 23 Proposal resulting from an increase in Dana’s stock price and a resulting higher value of the equity to be received by Eaton shareholders) and 50.1% of the equity of the combined company. The April 15 Proposal (i) included $250 million in potential synergies (an increase from the February 23 Proposal based on Dana’s diligence), (ii) provided that Eaton would indemnify SpinCo for asbestos-related liabilities and all pre-closing tax liabilities, and (iii) provided that the new public entity would retain the name “Dana Incorporated,” would continue with Dana’s existing stock ticker and would have a management team consisting of members of each of Dana and Eaton, with specific members of management identified, including Mr. McDonald as Executive Chairman for two years, Byron Foster as Chief Executive Officer and Timothy Kraus as Chief Financial Officer. Eaton would have the right to nominate two directors for the board of the combined company. The April 15 Proposal contemplated that the parties would enter into exclusivity for 45 days in order to complete due diligence and finalize definitive transaction documents.

On April 20, 2026, Mr. Letelier spoke to Mr. McDonald to preview Eaton’s comments to the term sheet included in Dana’s April 15 Proposal that Eaton would provide to Dana and its advisors later that day. Following that discussion, representatives of Morgan Stanley sent representatives of Goldman Sachs a revised term sheet (the “April 20 Counter Proposal”) that, among other changes, (i) proposed the cash dividend to Eaton be calculated by subtracting Dana’s total market capitalization (based on a pre-signing 20-day VWAP per share of Dana common stock) from the total $5.1 billion valuation of the Mobility Business, and (ii) proposed a transaction structure in which Dana would merge with a subsidiary of SpinCo (rather than Dana remaining as the top public entity), and that SpinCo would be an Irish public limited company, (iii) proposed certain revisions to the scope of the proposed transfer of liabilities and related indemnities, including for tax, environmental and asbestos matters and (iv) provided that Eaton would have the right to nominate three directors for the board of the combined company.

From April 20, 2026 through May 2, 2026, members of Dana and Eaton management had several discussions to negotiate aspects of the non-binding term sheet.

On April 21, 2026 and April 22, 2026, at a regularly scheduled meeting of the Dana board of directors, with members of management and representatives of Kirkland and Ellis LLP, outside legal counsel to Dana (“Kirkland”), and representatives of Goldman Sachs in attendance, the Dana board received an update on the potential transaction. As part of the update, representatives of Goldman Sachs reviewed the Eaton Mobility Business Projections (to which members of Dana management proposed adding $15 million of incremental overhead costs as a preliminary adjustment, with the intent to subsequently further review and adjust the Eaton Mobility Business Projections based on the assumptions of Dana management), proposed transaction synergies and pro forma financial projections prepared by Dana management giving effect to the proposed transaction. Representatives of Goldman Sachs further reviewed an updated preliminary financial analysis of the Mobility Business and the proposed transaction timeline to signing along with key outstanding due diligence items. Representatives of Kirkland led the board in a discussion of certain legal topics, including: (i) the Dana board’s fiduciary duties in the context of the proposed transaction; (ii) shareholder approval considerations; (iii) an overview of an RMT transaction structure; (iv) key tax-related considerations; and (v) a review of the key transaction agreements in an RMT transaction.

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

On April 22, 2026, at a meeting of the Eaton board, members of Eaton management provided an update on the Mobility Business separation and parallel path of a potential sale, including that Eaton had received and was pursuing an attractive proposal from Dana for an RMT transaction. The update described that Eaton was proceeding with Dana’s proposal, that two-way diligence was underway, and that parties were targeting the end of May for a potential signing.

On April 30, 2026, representatives of Goldman Sachs delivered a customary relationships disclosure letter to the Dana board. The Dana board did not identify in Goldman Sachs’ relationships disclosure letter any matter that would affect the ability of Goldman Sachs to fulfill its responsibilities as financial advisor to Dana.

On May 2, 2026, Dana and Eaton entered into an exclusivity agreement that provided, among other things, that Eaton would not solicit or engage in discussions or negotiations regarding a sale (or similar transaction) with respect to the Mobility Business with any party other than Dana until 11:59 p.m. Eastern Time on June 1, 2026 and attached the final non-binding term sheet (the “Term Sheet”) for the potential transaction, which contemplated an RMT transaction and valued the Mobility Business at $5.1 billion, consisting of a cash dividend (calculated by subtracting Dana’s total market capitalization (based on a pre-signing 20-day VWAP per share of Dana common stock) from the total $5.1 billion valuation of the Mobility Business) and 50.1% of the equity of the combined company held by Eaton shareholders. The Term Sheet, among other things, provided (i) that Dana would merge with a subsidiary of SpinCo, and that SpinCo would be a U.S. corporation, (ii) that Eaton would indemnify SpinCo for losses related to pre-closing asbestos matters (uncapped) and certain identified tax controversies, which tax indemnity would be subject to an aggregate cap of $255 million and (iii) that Eaton would have the right to nominate three directors for the board of the combined company.

On May 6, 2026, Dana and Eaton discussed the financing for the potential transaction.

Also on May 6, 2026, representatives of Paul Weiss shared initial drafts of the Merger Agreement, Separation Agreement, Employee Matters Agreement, IP Cross License Agreement, Real Estate Matters Agreement and Tax Matters Agreement with representatives of Kirkland. The initial draft of the Merger Agreement included, among other things, a termination fee equal to 5% of the total transaction equity value payable by Dana to Eaton in connection with certain termination events; a requirement for Dana to reimburse Eaton for certain transaction expenses in connection with Dana’s failure to obtain stockholder approval, capped at 1% of the total transaction equity value; a limited set of mutual representations and warranties, generally subject to a material adverse effect bringdown standard; and a mutual set of interim operating covenants restricting certain actions of both Dana and the Mobility Business, which, among other things, restricted Dana from making its quarterly cash dividend. The initial draft of the Separation Agreement included, among other things, a proposed set of transferring assets generally limited to those exclusively related to the Mobility Business and an adjustment to the cash dividend for Eaton based on levels of cash, debt and working capital at the consummation of the potential transaction. The initial draft of the Separation Agreement did not include any non-compete restriction on Eaton with respect to the Mobility Business (but did include a customary post-closing mutual non-solicit restriction).

From May 6, 2026 through June 4, 2026, Eaton and Dana and their advisors engaged in a series of confirmatory due diligence meetings and calls regarding various topics, including (among others) restructuring and separation matters, finance, tax, operations, information technology, engineering, manufacturing, legal, environmental, human resources and real estate. The sessions covered both the Mobility Business and Dana and its businesses. These due diligence sessions included in-person site visits to certain locations of the Mobility Business.

On May 8, 2026, at a meeting of the Dana board, with members of Dana management in attendance, the board received an update on the potential transaction. As part of the update, members of Dana management led the Dana board in a discussion, including: (i) a review of the executed exclusivity agreement and non-binding Term Sheet; (ii) the status of due diligence and transaction negotiations; and (iii) a review of typical RMT post-closing restrictions on the combined company.

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

On May 11, 2026, representatives of Kirkland shared revised drafts of the Merger Agreement and Separation Agreement with representatives of Paul Weiss. The revised draft of the Merger Agreement included, among other things, a termination fee equal to 3% of the total transaction equity value payable by Dana to Eaton in connection with certain termination events; no requirement for Dana to reimburse Eaton for certain transaction expenses in connection with Dana’s failure to obtain stockholder approval; and an expanded set of mutual representations and warranties. The revised draft of the Separation Agreement included, among other things, an expanded scope of transferring assets generally covering those primarily related to the Mobility Business; revisions to the calculation of adjustments to the cash dividend for Eaton; a minimum cash requirement of the Mobility Business as a closing condition; and a non-compete restriction on Eaton with respect to the Mobility Business.

On May 12, 2026, representatives of Kirkland shared revised drafts of the Tax Matters Agreement, Employee Matters Agreement, IP Cross License Agreement and Real Estate Matters Agreement with representatives of Paul Weiss.

On May 15, 2026, representatives of Paul Weiss shared an initial draft of the Transition Services Agreement with representatives of Kirkland.

Also on May 15, 2026, representatives of Paul Weiss and Kirkland discussed the drafts of the Merger Agreement and Separation Agreement that had been provided to Paul Weiss by Kirkland. Discussion of the Merger Agreement included, among other things, the size of the termination fee payable by Dana to Eaton in connection with certain termination events; the requirement for Dana to reimburse Eaton for certain transaction expenses in connection with Dana’s failure to obtain stockholder approval; the scope of representations and warranties and the bringdown standard; and closing conditions and closing certainty. Discussion of the Separation Agreement included, among other things, terms of the purchase price adjustment; the scope of historical liabilities to be transferred with the Mobility Business; and the request for Eaton to be subject to a non-compete obligation.

From May 15, 2026, through June 10, 2026, members of Dana and Eaton management, together with Kirkland and Paul Weiss, exchanged drafts of, and communicated with respect to open issues in, the Merger Agreement, the Separation Agreement, the Employee Matters Agreement, the Tax Matters Agreement, the Transition Services Agreement, the IP Cross License Agreement, the Real Estate Matters Agreement, certain other ancillary transaction agreements, and the schedules (including the Merger Agreement disclosure letters) to each of the Merger Agreement, the Separation Agreement and certain ancillary transaction agreements.

On May 22, 2026, representatives of Kirkland shared an initial draft bridge commitment letter related to the bridge financing for SpinCo and Dana with representatives of Paul Weiss. From May 22, 2026 through June 10, 2026, representatives of Kirkland, Paul Weiss, Dana and Eaton negotiated and finalized the terms of the bridge commitment letter and other financing-related documents with the lenders and their counsel.

Also on May 22, 2026, representatives of Paul Weiss delivered initial drafts of the schedules to the Separation Agreement and Eaton’s disclosure schedules for the Merger Agreement with representatives of Kirkland.

That same day, at a meeting of the Dana board of directors, with management and representatives of Kirkland in attendance, the Dana board received an update on the status of negotiations regarding the potential transaction. As part of the update, management led the board in a discussion regarding, among other topics: (i) a review of due diligence workstreams, progress-to-date by both Dana and Eaton, and key findings; (ii) a transaction financing overview including the proposed key terms and conditions and a pro forma capital structure; and (iii) an updated proposed timeline to signing. Representatives of Kirkland then reviewed with the Dana board: (i) a transaction update including the status of due diligence and the negotiation of transaction

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

documentation; (ii) a review of the key terms of the proposed Merger Agreement, Separation Agreement, and certain ancillary agreements; and (iii) an overview of the regulatory analysis and related considerations.

On May 26, 2026, representatives of Paul Weiss shared an issues list (the “May 26 Issues List”) with Kirkland identifying key open transaction issues, including, among other things, (i) concerns over closing certainty with respect to the bringdown of certain representations and warranties, a minimum cash requirement as a closing condition, the amount of the termination fee and expense reimbursement (in the event of a failure to obtain the shareholder approval) and (ii) concerns around economic matters, including the fees and costs charged for transition services, the calculations of transaction expenses, debt and cash in the adjustment of the cash dividend to Eaton and the allocation of costs related to certain restructuring and separation matters. Upon receipt of the issues list, the parties agreed to meet in person at the offices of Paul Weiss in New York on May 28 and 29, 2026 to discuss and address certain key open transaction issues.

On May 27, 2026, representatives of Kirkland delivered to representatives of Paul Weiss an annotated version of the May 26 Issues List that had been delivered by Paul Weiss.

On May 28, 2026 and May 29, 2026, members of Dana and Eaton management, together with representatives of Kirkland and Paul Weiss, met in person at the Paul Weiss New York office for a full day on May 28, 2026 and a half day on May 29, 2026 to discuss the open issues laid out in the May 26 Issues List. Among other matters, the parties discussed the amount of the termination fee and expense reimbursement (in the event of a failure to obtain the shareholder approval), the calculation of the fee Eaton would charge for transition services and the other items from the May 26 Issues List. The parties also discussed certain products manufactured by Eaton for the Mobility Business and a potential plan for the continued supply of those products. In the course of the in-person meetings, the parties agreed to a termination fee equal to 3.9% of the equity value of Dana, a cap of $20 million on Dana’s expense reimbursement obligations for Dana costs in the event of a failure to obtain the Dana shareholder approval, and the calculation of the fee Eaton would charge for transition services.

On June 1, 2026, at a meeting of the Eaton board, members of Eaton management provided an update on the potential transaction, including the results of Eaton’s reverse due diligence review of Dana, which had not identified any red flags. Members of Eaton management also reviewed the updated value creation analysis and summarized the principal terms of the proposed transaction. Following discussion with Eaton management, the Eaton board authorized members of Eaton management to enter into definitive agreements with Dana once negotiations were complete, with a planned public announcement of the transaction on June 9, 2026. The Eaton board also authorized all HSR, antitrust and FDI filings in connection with the transactions.

On June 2, 2026, representatives of Goldman Sachs, Morgan Stanley, Kirkland, Paul Weiss, Dana and Eaton met to discuss the mechanics of a potential split-off exchange offer prior to the consummation of a potential transaction.

That same day, members of Eaton and Dana management, together with representatives of Paul Weiss and Kirkland, held a virtual follow-up discussion to the New York in-person meetings regarding certain products manufactured by Eaton for the Mobility Business and a potential plan for the continued supply of those products, and use of related trademarks, for a period of time following the potential transaction.

On June 4, 2026, members of Eaton and Dana management, including Mr. McDonald and Mr. Letelier, discussed the remaining open issues. The parties reached business-level alignment on all remaining open issues, including, among others, an agreement to calculate the cash dividend using a 5-day (rather than 20-day) VWAP per share, an agreement for SpinCo to acquire all environmental liabilities related to the Mobility Business, an agreement that Eaton would be subject to a non-compete with respect to the Mobility Business following the consummation of the combination transaction, an agreement to remove the working capital adjustments to the cash dividend to Eaton at closing, and an agreement to negotiate supply and trademark arrangements for a period

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

of time following the combination transaction with respect to certain products manufactured by Eaton for the Mobility Business.

That same day, Dana entered into a non-binding indication letter for buyer-side insurance with AIG and certain excess insurers. Thereafter, representatives of AIG delivered initial drafts of the R&W insurance binder and policy. Representatives of Dana and Kirkland then negotiated the binder and policy with AIG and its counsel, exchanging drafts through June 10, 2026.

On June 4, 2026, representatives of Goldman Sachs delivered a customary relationships disclosure letter to the Dana board. The Dana board did not identify in Goldman Sachs’ relationships disclosure letter any matter that would affect the ability of Goldman Sachs to fulfill its responsibilities as financial advisor to Dana.

On June 5, 2026, representatives of Kirkland delivered an initial draft of Dana’s disclosure letter for the Merger Agreement to representatives of Paul Weiss.

Also on June 5, 2026, the Dana board held a meeting with members of Dana management and representatives of Kirkland and Goldman Sachs in attendance. Representatives of Kirkland began the meeting by reviewing with the directors their fiduciary duties in their consideration of the proposed transaction with Eaton (which had been covered by representatives of Kirkland with the Dana board in detail at the April 21-22, 2026, Dana board meeting). Representatives of Kirkland then provided an update on the status of negotiations with Eaton in connection with the proposed transaction. By reference to the materials circulated prior to the meeting, representatives of Kirkland discussed with the Dana board a summary of the material terms of the Merger Agreement and the Separation Agreement, as well as of the material terms contained in the ancillary agreements to be entered into in connection with the proposed transaction, during which representatives of Kirkland highlighted the remaining open issues between the parties. Members of Dana management provided an update on the outcome from discussions with representatives of Eaton. Members of Dana management also expressed their continued confidence in the company’s ability to achieve the synergies previously discussed with the Dana board. Members of Dana management also presented a view on the financial projections of the Mobility Business (the “Dana Adjusted Mobility Projections”), which included adjustments to the future earnings projections, increased capital expenditures and other conforming adjustments, which Dana Adjusted Mobility Projections were approved by Dana for Goldman Sachs’ use and reliance in connection with its financial analysis and opinion. Representatives of Kirkland also reviewed the Goldman Sachs relationship disclosures that had previously been delivered to the Dana board, and the Dana board determined that none of the matters disclosed adversely affected the ability of Goldman Sachs to act on behalf of Dana in connection with the potential transaction. Thereafter, representatives of Goldman Sachs reviewed Goldman Sachs’ preliminary financial analyses relating to Dana, the Mobility Business, the combined company and the exchange ratio offered to Dana’s stockholders in the Merger. Representatives of Goldman Sachs informed the Dana board that, based on information available at that time, they anticipated delivering a fairness opinion on the transaction.

Later that day, representatives of Dana, Kirkland and Ernst & Young participated in a due diligence call with AIG and its counsel in connection with the process for Dana obtaining R&W insurance.

Also on June 5, 2026, the Eaton Ohio board approved of entry into the Merger Agreement, Separation Agreement and other transaction agreements.

From June 5, 2026, through June 10, 2026, members of Dana and Eaton management, together with representatives of Kirkland and Paul Weiss, continued to exchange drafts of, and communicated with respect to open issues in, the Merger Agreement, the Separation Agreement, the Employee Matters Agreement, the Tax Matters Agreement, the Transition Services Agreement, the IP Cross License Agreement, the Real Estate Matters Agreement, the remaining ancillary transaction documents, and the schedules (including the Merger Agreement disclosure letters) to each of the Merger Agreement, the Separation Agreement and certain other ancillary transaction agreements.

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

On June 9, 2026, representatives of Goldman Sachs delivered a customary relationships disclosure letter to the Dana board. The Dana board did not identify in Goldman Sachs’ relationships disclosure letter any matter that would affect the ability of Goldman Sachs to fulfill its responsibilities as financial advisor to Dana.

On June 10, 2026, the Dana board held a meeting with members of Dana management and representatives of Kirkland and Goldman Sachs in attendance. Members of Dana management began the meeting by providing an update on the status of negotiations with Eaton in connection with the proposed transaction. Representatives of Kirkland explained that the transaction agreements were in substantially final form and there were no material changes from the summary that representatives of Kirkland had provided at the Dana board meeting on June 5, 2026. Following the legal discussion, representatives of Goldman Sachs rendered to the Dana board its oral opinion, subsequently confirmed in writing by delivery of a written opinion, to the Dana board that, as of June 10, 2026, and based upon and subject to the factors and assumptions set forth in Goldman Sachs’ written opinion, the Merger Exchange Ratio pursuant to the Merger Agreement was fair, from a financial point of view, to the holders (other than Eaton and its affiliates) of shares of Dana common stock. The Dana board unanimously approved the Merger Agreement and the Merger, among other transaction matters, by unanimous written consent promptly following the meeting of the Dana board.

Also on June 10, 2026, each of SpinCo and Merger Sub boards approved of entry into the Merger Agreement, Separation Agreement and other transaction agreements. The SpinCo board also approved of the issuance of the SpinCo shares in connection with the transactions, and entry into the debt commitment papers.

Subsequently, on June 10, 2026, Dana, Eaton, AIG and the lenders under the bridge commitment letter, executed and delivered, as applicable, the Merger Agreement, the Separation Agreement, the representations and warranties insurance binder, and the bridge commitment letter.

Shortly after Eaton executed the transaction documents, each of the sole stockholders of SpinCo and Merger Sub approved entry into the Merger Agreement, the Separation Agreement and other transaction agreements, and the sole stockholder of SpinCo approved of the issuance of the SpinCo shares in connection with the transactions.

On June 11, 2026, Dana and Eaton each issued a press release announcing the transaction and filed with the SEC a Current Report on Form 8-K. The Dana Current Report on Form 8-K attached copies of the Merger Agreement and Separation Agreement.

On June 24, 2026, representatives of Dana communicated their desire to representatives of Eaton to restart share repurchases under the share repurchase program authorized by the Dana board on February 10, 2026 (the “Existing Repurchase Program”), which repurchases prior to the Closing would require Eaton’s written consent under the Merger Agreement.

On June 25, 2026, Dana and Eaton filed the requisite notification and report forms under the HSR Act. All required filings pursuant to other applicable ex-U.S. antitrust and foreign investment laws were submitted prior to or on July 17, 2026.

On July 27, 2026, Dana and Eaton entered into a letter agreement (the “Share Buyback Side Letter”), pursuant to which Eaton consented to Dana’s repurchase of shares of Dana common stock through the Closing under the Existing Repurchase Program. As a condition to Eaton’s consent, the Share Buyback Side letter provided that the SpinCo Cash Payment would be increased by an amount equal to the aggregate purchase price paid by Dana for all shares of Dana common stock repurchased by Dana from July 27, 2026 through the date immediately preceding the Closing Date, multiplied by 100.4008016%. The Dana board and Dana management continue to evaluate, in consultation with their advisors, the possibility of additional share repurchases, including following the Closing.

On July 27, 2026, the waiting period under the HSR Act expired at 11:59 p.m., Eastern Time.

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

Eaton’s Reasons for the Transactions

As described in “—Background of the Transactions,” the Eaton board evaluated the separation of the Mobility Business and its combination with Dana pursuant to the Separation, Distribution and Merger. In reaching its decision to approve the Transaction Documents and proceed with the Transactions, the Eaton board consulted with Eaton’s advisors, and considered a wide variety of factors, including the significant factors listed below, as generally supporting its decision:

•

the expected strategic and operational benefits of separating the Mobility Business from Eaton’s remaining businesses, including the expected ability of Eaton, on the one hand, and the Mobility Business as part of the combined company, on the other hand, to pursue distinct operating priorities, tailored capital allocation strategies and long-term growth opportunities as more focused businesses;

•

the expectation that the Separation would be immediately accretive to Eaton’s organic growth rate and operating margins upon closing, and would enhance the overall financial profile of Eaton following the Transactions;

•

the opportunity to combine the Mobility Business with Dana to create a scaled, global engineered solutions partner with a comprehensive and complementary portfolio of drivetrain, propulsion, electrification and power management solutions across internal combustion, hybrid and fully electric platforms for commercial vehicle and light vehicle OEMs worldwide;

•

the Eaton board’s view that Dana is a strong strategic partner with a proven track record as a publicly traded company, and that the Mobility Business’ positions in commercial vehicle transmissions, clutches and power management technologies are highly complementary to Dana’s strengths in axles, driveshafts, electrification, thermal management and sealing products, which the Eaton board believes would create a differentiated global platform;

•

the expectation that the combined company would benefit from increased scale, greater diversification across customers, geographies and end markets, an expanded aftermarket presence and approximately $250 million of identified run-rate cost synergies expected to be fully realized within 24 months following the closing;

•

the fact that Eaton shareholders are expected to own 50.1% of the combined company’s outstanding shares (on a fully diluted basis) following the consummation of the Transactions and therefore would have the opportunity to participate in the potential future growth and expected synergies of the combined company, while Eaton would receive an approximately $1.1 billion cash distribution in connection with the Transactions;

•

the expected ability of Eaton to deploy the approximately $1.1 billion cash distribution (which will be subject to a customary cash and indebtedness adjustment and the Distribution True-Up Adjustment, increased as a result of any pre-Closing share repurchases by Dana pursuant to the Share Buyback Side Letter and reduced by the Royal Precision Purchase Price and the Specified Asset Purchase Price pursuant to the Separation Agreement) in a manner consistent with Eaton’s capital allocation framework and priorities, including repayment of outstanding indebtedness;

•

the expectation that the Separation and the Merger generally would result in a tax-efficient disposition of the Mobility Business for Eaton and Eaton’s shareholders, by way of a tax-free split-off to Eaton shareholders (and the immediate combination of the Mobility Business with Dana in an RMT transaction), whereas a sale of the Mobility Business for cash would result in a taxable disposition for Eaton and other members of the Eaton Group, making such a transaction potentially financially less attractive to Eaton or requiring potential counterparties to pay additional consideration in order for such a taxable transaction to be competitive with an RMT transaction;

•	the results of the due diligence review of Dana’s business, operations, financial condition and prospects conducted by Eaton’s management and Eaton’s advisors;

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

•

the governance and leadership framework for the combined company, including Eaton’s right to designate three directors to the combined company board, Eaton’s expected role in appointing certain members of the post-closing management team and the anticipated inclusion of personnel from both businesses in the broader management organization;

•	the financial review of the Transactions undertaken, and the perspectives provided by Eaton’s management and Eaton’s financial advisor;

•

the review by the Eaton board, with the assistance of Eaton’s financial and legal advisors, of the key terms and conditions and structure of the Separation Agreement, the Merger Agreement and the other Transaction Documents, which the Eaton board believed supported the likelihood that the Transactions could be consummated on the negotiated terms within the anticipated timeframe, subject to customary closing conditions;

•

the fact that, under the Merger Agreement, Dana’s ability to solicit, and to respond to, alternative transaction proposals is restricted, the requirements and limitations applicable to Dana before the Dana board may change its recommendation to Dana’s stockholders, and the requirement that Dana hold a vote of its stockholders on the Merger even if the Dana board withdraws or modifies its recommendation; and

•

the fact that, under the Merger Agreement, Dana may be required to pay Eaton a termination fee of $158.7 million, and to reimburse certain of Eaton’s expenses in an amount of up to $20 million, if the Merger Agreement is terminated under specified circumstances, including circumstances relating to a change in the recommendation of the Dana board or Dana’s entry into an agreement providing for a superior proposal.

In the course of its deliberations, the Eaton board also considered a variety of risks and other potentially negative factors concerning the Transactions, including the following:

•

risks relating to the Separation of the Mobility Business from Eaton and the operation of the Mobility Business separately from Eaton’s other businesses, including the potential loss of economies of scale, joint purchasing power and other synergies and intercompany arrangements between the Mobility Business and Eaton’s other businesses, the costs of effecting the Separation, and the risk that the anticipated benefits of the Separation may not be realized in full or at all;

•

the risk that the Transactions might not be completed on the terms or timeline currently contemplated, or at all, including the risk that the conditions to the parties’ obligations to consummate the Transactions— such as the completion of the Separation, the approval of the Merger by Dana’s stockholders, the effectiveness of the registration statement and the receipt of the required tax opinions —may not be satisfied or waived, including for reasons outside the control of Eaton or Dana;

•

the fact that, because a substantial portion of the value to be received by Eaton and its shareholders in the Transactions consists of equity of the combined company, the value of that equity could fluctuate, perhaps significantly, based on numerous factors, many of which are outside the control of Eaton and unrelated to the performance of the Mobility Business, including general market and economic conditions, the cyclicality of, and conditions in, the industries in which the combined company would operate, and the liquidity and trading price of the combined company’s shares;

•

the risk that the integration of the Mobility Business and Dana may be more difficult, time-consuming or costly than anticipated, may divert the attention of management, and that the expected synergies and other anticipated benefits of the combination may not be realized or may take longer to realize than expected;

•

the risk that the Distribution, together with certain related transactions, might not qualify for its intended tax-free treatment for U.S. federal income tax purposes, in which case Eaton and/or Eaton’s shareholders could be subject to significant tax liabilities, and the fact that, in order to preserve the

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

intended tax-free treatment, the combined company (and, in certain respects, Eaton) would be subject to restrictions under the Tax Matters Agreement that could limit the ability to engage in certain future transactions or take certain actions that might otherwise be advantageous;

•

the fact that Eaton would be required to provide certain transition and other services to the Mobility Business following the closing pursuant to the Transition Services Agreement and the other Transaction Documents, and the risk that the provision of such services could be more costly, disruptive or extensive than anticipated and could expose Eaton to liability;

•

the fact that, prior to the completion of the Transactions, Eaton is generally required to conduct the Mobility Business in the ordinary course and is subject to specified interim operating restrictions, which could delay or prevent Eaton from undertaking business opportunities that might otherwise arise with respect to the Mobility Business prior to the completion of the Transactions;

•

the fact that the Mobility Business would incur new indebtedness in connection with the Transactions (including to fund the cash distribution to certain members of the Eaton Group), which indebtedness would need to be serviced by the combined company and could affect the combined company’s financial flexibility, and in which Eaton shareholders would, through their ownership of the combined company, indirectly participate;

•

the risk that the announcement and pendency of the Transactions could have an adverse impact on the Mobility Business and on Eaton more broadly, including on the ability to attract, retain and motivate key employees and on relationships with existing and prospective customers, suppliers and other third parties;

•

the risks inherent in seeking the regulatory approvals and clearances required to consummate the Transactions, including the possibility that governmental authorities could seek to impose conditions on, delay or prevent the completion of the Transactions, as more fully described under “—Regulatory Approvals”;

•

the significant one-time costs and expenses expected to be incurred in connection with the Transactions, whether or not the Transactions are completed, and the risk that the pursuit of the Transactions and the related integration planning could divert management’s attention and Eaton’s resources from other strategic opportunities and operational matters; and

•	risks of the type and nature described in the section of this prospectus entitled “Risk Factors.”

The Eaton board considered all of these factors as a whole and, on balance, concluded that those factors supported a determination to approve the Merger Agreement and the Separation Agreement and to proceed with the Transactions.

The foregoing discussion of the information and factors considered by the Eaton board is not intended to be exhaustive, but is intended to reflect the material factors considered by the Eaton board in its evaluation of the Transactions. In view of the wide variety and complexity of the factors considered in connection with its evaluation of the Transactions, the Eaton board did not consider it practical to, and did not attempt to, quantify, rank or otherwise assign relative weights to the specific factors that it considered in reaching its determination, and individual members of the Eaton board may have viewed the factors differently or given different weight, merit or consideration to different factors. The Eaton board based its determination on the totality of the information presented to and considered by it, including the factors described above.

This discussion of Eaton’s reasons for the Transactions is forward-looking in nature and involves risks and uncertainties that could result in the expectations contained in such forward-looking statements not to occur, including those risks and uncertainties discussed in the sections of this prospectus entitled “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors,” which sections should be read in conjunction with this discussion.

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

Ownership of SpinCo Following the Merger

Immediately after the closing of the Merger, Eaton shareholders are expected to own, in the aggregate, 50.1% of the issued and outstanding shares of SpinCo common stock and pre-Merger Dana stockholders are expected to own, in the aggregate, 49.9% of the issued and outstanding SpinCo common stock, in each case, on a fully diluted basis.

Board of Directors and Executive Officers of the Combined Company Following the Merger

Following the completion of the Transactions, the Combined Company Board will consist of the Dana Nominees and the Eaton Nominees. The Merger Agreement provides that the Eaton Nominees must meet the requirements under the rules and regulations of the NYSE to be considered independent directors and must have skills that are complementary to those of the existing Dana directors, and such Eaton Nominees are subject to Dana’s prior approval, which may not be unreasonably withheld, conditioned or delayed. SpinCo has agreed to nominate the Eaton Nominees to stand for election to the Combined Company Board at each annual meeting held through the second annual meeting of the combined company’s stockholders following the Closing Date and to recommend that its stockholders vote in favor of the election of the Eaton Nominees at each such annual meeting. See “The Transaction Agreements—The Merger Agreement—Post-Closing Combined Company Board of Directors and Officers.”

Following the completion of the Transactions, management of the combined company is expected to include Byron S. Foster as Chief Executive Officer, Timothy R. Kraus as Chief Financial Officer and Douglas H. Liedberg as Chief Legal Officer. Eaton’s Erin Rowse, Senior Vice President Human Resources, Industrial, is expected to serve as Chief Human Resources Officer.

For information about the current directors of Dana who will serve on the Combined Company Board and the executive officers of the combined company following the completion of the Transactions, see “Management.”

Interests of Certain Persons in the Transactions

Interests of Eaton’s and SpinCo’s Directors and Executive Officers in the Transactions

As of the date of this prospectus, Eaton’s directors and executive officers do not have any financial interests in the Transactions that are different from, or in addition to, the financial interests of Eaton’s shareholders generally. No director of Eaton will receive any severance or other additional compensation as a result of the Transactions. However, the Eaton Nominees may have other interests in the Transactions that are different from those of Eaton’s shareholders generally, including interests arising from continued service and the potential to receive compensation and benefits from the combined company following the Transactions. As with all Eaton shareholders, if a director or executive officer of Eaton owns Eaton Ordinary Shares, such person may participate in the Exchange Offer on the same terms and conditions as other Eaton shareholders. As of      , 2026, Eaton’s directors and executive officers beneficially owned less than 1% of the outstanding Eaton Ordinary Shares. All of SpinCo’s outstanding common stock is currently owned directly by Eaton.

Interests of Dana’s Directors and Executive Officers in the Transactions

Dana’s executive officers and directors hold equity-based awards under Dana’s stock plans that will be affected by the Merger. Completion of the Merger may result in a change in control of Dana for purposes of certain compensation and benefits plans and the automatic vesting or conversion of certain Dana equity awards as described below. However, certain other payments and benefits described in this section generally would become payable only upon a qualifying termination of employment or other applicable triggering event. In considering the recommendation of the Dana board that Dana stockholders vote to approve the Merger Proposal, Dana stockholders should be aware that Dana’s directors and executive officers may have financial interests in

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

the Transactions that may be different from, or in addition to, the interests of Dana stockholders generally, as more fully described below. In addition, by virtue of continuing to serve as directors or executive officers of the combined company following the completion of the Transactions, the Dana Nominees and certain of Dana’s executive officers may have interests in the Transactions that are different from those of Dana’s stockholders generally, including interests arising from continued employment or service and the potential to receive compensation and benefits from the combined company following the Transactions. The Dana board was aware of and considered these interests, among other matters, in evaluating and negotiating the Merger Agreement and the Transactions, in approving the Merger Agreement and the Transactions and in recommending to Dana stockholders that they vote to approve the Merger Proposal. These interests are described and quantified in further detail in the narratives and tables below.

The interests of Dana’s executive officers generally include the following:

•	potential severance payments and other benefits in the event of a qualifying termination of employment in connection with or following the completion of the Transactions;

•

potential accelerated vesting of certain outstanding Dana Rollover RSUs and Dana Rollover PSUs (each as defined below) in the event of a qualifying termination of employment following the completion of the Transactions;

•	the treatment of outstanding Dana Single-Trigger RSUs, Dana Single-Trigger PSUs and Dana Director RSUs in accordance with the Merger Agreement;

•	accelerated payment of certain deferred compensation plans; and

•	continued service as directors or executive officers of the combined company following completion of the Transactions.

As of      , 2026, the latest practicable date prior to the date hereof, Dana’s directors and executive officers beneficially owned, in the aggregate,      shares, or approximately      %, of the outstanding shares of Dana common stock (including shares underlying Dana equity-based awards). For additional information regarding the beneficial ownership of Dana common stock by Dana’s directors and executive officers, see “Security Ownership of Certain Beneficial Owners, Directors and Executive Officers of Dana.”

The interests of Dana’s non-employee directors generally include the following:

•	the automatic vesting of Dana Director RSUs immediately prior to the Merger; and

•	continued service as directors of the combined company following completion of the Transactions, if applicable.

Certain Assumptions

Except as otherwise specifically noted, for purposes of quantifying the potential payments and benefits described in this section, the following assumptions were used:

•	the effective time of the Merger is on , 2027, which is the assumed closing date solely for purposes of this transaction-related compensation disclosure;

•	the relevant price per share of Dana common stock is $29.75, the average closing price over the first five business days following the public announcement of the Transactions;

•	each named executive officer is terminated by Dana without “cause” or resigns for “good reason,” in each case, immediately following the consummation of the Transactions; and

•	the Exchange Ratio equals one.

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

Treatment of Dana Equity Awards

Dana’s executive officers and directors hold equity-based awards under Dana’s stock plans that will be affected by the Merger. At the time of the Merger:

•

Each outstanding Dana restricted stock unit (“Dana RSU”) that was granted after 2024 and vests solely based on continued service (each, a “Dana Rollover RSU”) will be converted into a restricted stock unit corresponding to a number of shares of the combined company’s common stock equal to the number of shares of Dana common stock subject to such RSU multiplied by the Exchange Ratio, and will otherwise continue to be subject to the same terms and conditions as applied immediately prior to the Merger.

•

Each outstanding Dana RSU that was granted on or before December 31, 2024, or that otherwise is not a Dana Rollover RSU (each, a “Dana Single-Trigger RSU”), will be fully vested as of immediately prior to the Merger and converted into the right to receive shares of the combined company’s common stock based on the Exchange Ratio.

•

Each outstanding Dana performance stock unit (“Dana PSU”) that was granted after 2024 (each, a “Dana Rollover PSU”) will be converted into a performance-vesting restricted stock unit corresponding to a number of shares of the combined company’s common stock determined based on target performance, as set forth in the Merger Agreement, multiplied by the Exchange Ratio, and will otherwise continue to be subject to the same time-based vesting conditions and performance-vesting conditions as modified by the Merger Agreement and schedules thereto. For Dana Rollover PSUs that were granted as Transformation Awards (under the applicable award agreements), performance will be determined following the end of the applicable performance period, subject to the stock price floor (if, and only if, such concept is defined in the applicable award agreement), and based on the highest average fair market value of Dana common stock during any 20 consecutive trading days during the applicable performance period (or, for participants below Tiers 1–3, the closing price of Dana common stock as of the trading day before the closing of the Merger, if higher). For Dana Rollover PSUs that were not granted as Transformation Awards, (a) Pre-Tax ROIC, Pre-Tax Unlevered Free Cash Flow, and Adjusted Free Cash Flow performance (as such terms are defined in the applicable award notification) shall be determined as of the end of the relevant performance period, based on (i) actual performance for any performance period completed prior to the closing of the Merger and (ii) the greater of target or actual performance for any performance period ending after the closing of the Merger, and (b) Relative TSR (as defined in the applicable award notification) shall be determined based on the greater of the actual or target performance over the full applicable three-year performance period.

•

Each outstanding Dana PSU that was granted on or before December 31, 2024, or that otherwise is not a Dana Rollover PSU (each, a “Dana Single-Trigger PSU”), will be fully vested as of immediately prior to the Merger with performance measured based on (a) for any completed performance period, the greater of target or actual performance and (b) for any open performance period, the greater of target or actual performance as measured as of the effective time of the Merger, and converted into the right to receive shares of the combined company’s common stock based on the Exchange Ratio.

•

Each outstanding restricted stock unit held by a non-employee director of the Dana board (each, a “Dana Director RSU”) will be fully vested as of immediately prior to the Merger, and all rights in respect thereof will be cancelled and converted into shares of Dana common stock, which will then be converted into shares of the combined company’s common stock in the Merger.

The table below sets forth, for each Dana executive officer, the aggregate number of shares of Dana common stock subject to outstanding Dana RSU and Dana PSU awards held by such executive officer assuming (a) as required under SEC rules, the closing price of a share of Dana common stock is $     (the “Estimated Closing Value”), which is equal to the average closing price of a share of Dana common stock over the first five business days following the first public announcement of the entry into the Merger Agreement, (b) a closing date of      , 2027 (which is

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

the assumed date of closing solely for purpose of the disclosure in this section), and (c) payout at maximum level of performance for each Dana PSU award. The actual value realized with respect to any Dana PSU awards and Dana RSU awards cannot be determined with any certainty until the awards are settled.

Name	Number of Shares Subject to Dana RSU Awards (#)	Number of Shares Subject to Dana PSU Awards (#)(1)	Estimated Value of Accrued Dividend Equivalent Rights ($)	Estimated Value of Dana RSU Awards and Dana PSU Awards ($)(2)	Estimated Value of Dana RSU Awards and Dana PSU Awards and Accrued Dividend Equivalent Rights ($)
R. Bruce McDonald					—
Byron S. Foster					—
Timothy R. Kraus					—
Douglas H. Liedberg					—
Brian K. Pour					—

(1)	Represents the number of shares subject to Dana PSU awards at % of target, the maximum level of performance.
(2)	Represents the product of (a) the Estimated Closing Value and (b) the number of shares underlying each Dana PSU award (at maximum level of performance) or Dana RSU award, as applicable.

The following sets forth, for each Dana non-employee director, the aggregate number of shares of Dana common stock subject to outstanding Dana Director RSU awards held by such non-employee director assuming (a) a closing date of      , 2027 (which is the assumed date of closing solely for purposes of the disclosure in this section) and (b) a price equal to the Estimated Closing Value. As of   , none of the Dana non-employee directors held Dana PSU awards.

Name	Number of Shares Subject to Dana Director RSU Awards (#)	Estimated Value of Accrued Dividend Equivalent Rights ($)	Estimated Value of Dana Director RSU Awards ($)(1)	Estimated Value of Dana Director RSU Awards and Accrued Dividend Equivalent Rights ($)
Ernesto M. Hernández				—
Bridget E. Karlin				—
Nora E. LaFreniere				—
Michael J. Mack, Jr.				—
Diarmuid B. O’Connell				—
H. Olivia Nelligan				—

(1)	Represents the product of (a) the Estimated Closing Value and (b) the number of shares underlying each Dana Director RSU award.

Dana Severance Plan and Change-of-Control Arrangements

Each Executive Officer participates in the Dana Incorporated Amended and Restated Change in Control Severance Plan (the “CIC Severance Plan”). Under the CIC Severance Plan, any participant who incurs a qualifying termination (as defined below) will be entitled to receive two times the sum of the individual’s salary and target bonus (three times the sum of his or her salary and his or her target bonus, in the case of Messrs. Foster and Kraus) for the year in which termination occurs. As of the termination date, each eligible executive

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

officer will also be entitled to: (a) the full amount of any earned but unpaid base salary through the date of termination plus a cash payment for all unused vacation time accrued; (b) a pro rata portion of his or her annual target bonus for the year in which termination occurs; (c) all equity awards will vest in full (without regard to any performance criteria, if any) and become fully exercisable; (d) a lump-sum cash amount to allow, but not require, the employee to purchase additional coverage equal to a total of two years (three years for Mr. Foster) of subsidized health insurance coverage under the Consolidated Omnibus Budget Reconciliation Act (“COBRA”); and (e) reasonable costs of outplacement services not to exceed $25,000 ($50,000 for Mr. Foster). Payments under the CIC Severance Plan are payable in a lump sum subject to execution of a release of claims against Dana. For purposes of the CIC Severance Plan, “qualifying termination” generally means (a) an executive’s involuntary termination of employment with Dana during the 24-month period (36 months in the case of Mr. Foster) following a “change in control” other than a termination by reason of death, “disability” or for “cause” or (b) an executive’s resignation of employment with Dana during such period for “good reason” (each as defined in the CIC Severance Plan). Notwithstanding the terms of the CIC Severance Plan, outstanding Dana PSUs held by Executive Officers will vest pursuant to the terms set forth in the Merger Agreement and related schedules, as described above under “Treatment of Dana Equity Awards”, upon a qualifying termination.

The CIC Severance Plan includes a “best net” provision providing that the executive officer’s payments and benefits will be either capped at the safe harbor amount to avoid the imposition of excise taxes under Code Section 4999 or paid in full subjecting them to possible excise tax liability, whichever provides the better after-tax benefit to the executive.

Retention Program

Under the Merger Agreement, Dana may establish a retention program in the aggregate amount of up to $5.0 million to promote retention and to incentivize efforts to consummate the Merger and to ensure a successful and efficient integration process. Allocations from this program may be made to any employee of Dana (including the executive officers). As of the date of this prospectus, there are no agreements or arrangements regarding allocation of awards from the retention program to any of the executive officers, and no such allocations to executive officers from this pool are expected.

Post-Closing Positions

By virtue of continuing to serve as directors or executive officers of the combined company following the completion of the Transactions, certain of Dana’s directors and executive officers may have interests in the Transactions that are different from those of Dana’s stockholders generally, including interests arising from continued service and the potential to receive compensation and benefits from the combined company following the Transactions. R. Bruce McDonald, Dana’s current Executive Chairman, is expected to serve as Executive Chairman of the Combined Company Board following the completion of the Transactions. In addition, pursuant to the Merger Agreement, the members of management of the combined company following the completion of the Transactions are expected to include, among others, Byron S. Foster as Chief Executive Officer, Timothy R. Kraus as Chief Financial Officer and Douglas H. Liedberg as Chief Legal Officer. For a complete list of the post-closing executive officers and biographical information regarding the directors and executive officers of the combined company, see “Management.”

Indemnification and Insurance

The Merger Agreement provides that, for six years after the Merger, the combined company will cause the surviving corporation to indemnify and hold harmless Dana’s present and former directors and officers in respect of acts or omissions occurring at or prior to the Merger to the fullest extent permitted by the DGCL or any other applicable law or provided under Dana’s organizational documents as in effect on the date of the Merger Agreement. In addition, the combined company will cause to be maintained for six years after the Merger

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

provisions in Dana’s organizational documents regarding elimination of liability of directors, indemnification and advancement of expenses that are no less advantageous than those in existence on the date of the Merger Agreement.

No Tax Gross-Up

The consummation of the Transactions may result in a change in ownership or control of Dana for purposes of Section 280G of the Code, in which case certain of Dana’s named executive officers may receive payments in connection with the Transactions that could constitute “excess parachute payments” within the meaning of Section 280G(b)(1) of the Code. Dana has represented in the Merger Agreement that neither Dana nor any of its subsidiaries has any obligation to provide any current or former employee, director, officer or independent contractor with a gross-up, indemnification, reimbursement, make-whole or other payment for any excise or additional taxes, interest or penalties incurred pursuant to Section 409A or Section 4999 of the Code or due to the failure of any payment to be deductible under Section 280G of the Code. Accordingly, the amounts in the tax reimbursement column of the table below are expected to be zero.

No Other Benefits

Other than as set forth above, the directors and executive officers of Dana will receive no extra or special benefit that is not shared on a pro rata basis by all other Dana stockholders in connection with the Transactions.

Quantification of Potential Payments and Benefits

In accordance with Item 402(t) of Regulation S-K, the table below, entitled “Golden Parachute Compensation,” along with its footnotes, shows the compensation that could become payable to Dana’s named executive officers and that is based on or otherwise relates to the Transactions. The table assumes that the consummation of the Merger occurs on      , 2027 and each named executive officer incurs a qualifying termination on such date. The amounts indicated below are estimates of the amounts that would be payable to the named executive officers. Such estimates are based on multiple assumptions that may or may not actually occur, including assumptions described in this document. Some of the assumptions are based on information not currently available and, as a result, the actual amounts, if any, to be received by a named executive officer may differ in material respects from the amounts set forth below.

Golden Parachute Compensation

Name	Cash ($)(1)	Equity ($)(2)	[Pension / NQDC ($)(3)]	Perquisites / Benefits ($)(4)	Tax Reimbursement ($)(5)	Total ($)
R. Bruce McDonald					—
Byron S. Foster					—
Timothy R. Kraus					—
Douglas H. Liedberg					—
Brian K. Pour					—

(1)

As described above under “—Dana Severance Plan and Change-of-Control Arrangements,” upon a qualifying termination of employment in connection with or following the completion of the Transactions, each named executive officer may have the right to receive certain cash severance payments. Amounts shown reflect the estimated lump-sum cash severance payments pursuant to the CIC Severance Plan and the Merger Agreement, payable in the event the named executive officer experiences a qualifying termination as described above. These payments are double-trigger because they will only be payable in the event of a qualifying termination, which means a termination of employment without “cause” or a resignation for “good reason,” during the applicable period. Cash severance amounts include: (a) two times the sum of the

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

individual’s salary and target bonus (three times the sum of his or her salary and his or her target bonus, in the case of Messrs. Foster and Kraus) for the year in which termination occurs, (b) a pro rata portion of the executive’s annual target bonus for the year in which termination occurs (assuming a termination date on the Closing Date); and (c) any accrued but unpaid vacation pay, as set forth below. [Under Section 280G of the Internal Revenue Code and the best net approach, each executive would be better served paying the excise tax than having amounts reduced to the 280G limit.]

Name	Cash Severance ($)	Prorated Bonus ($)	Target	Annual	Accrued Vacation ($)
R. Bruce McDonald
Byron S. Foster
Timothy R. Kraus
Douglas H. Liedberg
Brian K. Pour

(2)

Amounts shown reflect the potential value that each named executive officer could receive in connection with accelerated vesting and cancellation and cash-out of unvested Dana RSUs and Dana PSUs, including all dividend equivalents accrued or credited with respect thereto, as a result of the Merger and pursuant to the CIC Severance Plan. These amounts do not include any value in respect of Dana Single-Trigger RSUs or Dana Single-Trigger PSUs, all of which will be fully vested prior to the expected Closing Date, except for the 2024 sign-on award granted to Mr. Pour, which is reflected in the above. These amounts are “double-trigger” benefits and become accelerated in full in the event of a qualifying termination under the CIC Severance Plan. The estimated amount of each such payment is set forth in the table below. Amounts in this column are calculated using the assumed price per share of Dana common stock described above and, where applicable, assume the Exchange Ratio equals one.

Name	Value of Dana RSU Awards ($)	Value of Dana PSU Awards ($)	Value of Accrued Dividend Equivalent Rights ($)
R. Bruce McDonald
Byron S. Foster
Timothy R. Kraus
Douglas H. Liedberg
Brian K. Pour

(3)

Represents the estimated value of any pension or nonqualified deferred compensation benefits that may become payable or may be enhanced in connection with the Merger or a qualifying termination of employment, including, as applicable, benefits under the Dana Savings Restoration Plan and the Dana Limited Supplemental Executive Retirement Plan.

Name	Amounts Paid under Restoration Plan ($)			Amounts Paid under SERP ($)
R. Bruce McDonald	$	[—	]		$0
Byron S. Foster	$	[—	]		$0
Timothy R. Kraus	$	[—	]		$0
Douglas H. Liedberg	$	[—	]	$	[—	]
Brian K. Pour	$	[—	]		$0

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

(4)

Amounts shown reflect (a) a lump-sum cash amount equal to two years (three years for Mr. Foster) of subsidized COBRA health insurance coverage and (b) the maximum $25,000 ($50,000 for Mr. Foster) reimbursement for outplacement services, in each case, provided under the CIC Severance Plan. These amounts are double-trigger benefits, as set forth below.

Name	Stipend for Continued Health Benefit Coverage ($)	Outplacement Services ($)
R. Bruce McDonald		50,000
Byron S. Foster		25,000
Timothy R. Kraus		25,000
Douglas H. Liedberg		25,000
Brian K. Pour		25,000

(5)

Represents the estimated value of any tax reimbursement or gross-up payments payable in connection with the Merger. As described above under “—No Tax Gross-Up,” amounts in this column are expected to be zero.

Effects of the Distribution and the Merger on Eaton Equity Awards Held by Mobility Business Employees

The Employee Matters Agreement provides for the treatment of Eaton equity incentive awards held by SpinCo Participants (as defined below) that are outstanding as of immediately prior to the Distribution Time.

Only the Eaton equity incentive awards held by SpinCo Participants that are outstanding as of immediately prior to the Distribution Time will be assumed by SpinCo and converted into SpinCo equity incentive awards as described below. All other Eaton equity incentive awards, including those held by current and former Eaton employees, will remain Eaton equity incentive awards on their existing terms, with the number of shares subject to such awards determined by multiplying (a) the number of equity incentive awards held by the applicable employees immediately prior to the Distribution Date by (b) a fraction, (i) the numerator of which is the closing sale price of Eaton shares of common stock (the “Pre-Distribution Eaton Price”) and (ii) the denominator of which is the two-day volume-weighted average price of Eaton shares of common stock, in each case of (i) and (ii), on the New York Stock Exchange during the first and second trading days immediately following the Distribution (as traded on the “regular way” market) as reported by Bloomberg L.P. or any successor thereto (the “Eaton Equity Award Conversion Ratio”). The Closing will not result in a “change in control” for purposes of the Eaton equity incentive awards.

Treatment of Eaton Time-Based RSUs

Prior to the Distribution, Eaton restricted stock units (“RSUs”) that are subject to service-based vesting requirements (“Eaton Time-Based RSUs”) and held by SpinCo Employees or a beneficiary, dependent or alternate payee thereof (“SpinCo Participants”) will be converted pursuant to Eaton’s equity incentive plans into SpinCo RSUs subject to service-based vesting requirements (“SpinCo Time-Based RSUs”). The SpinCo Time-Based RSUs generally will remain subject to substantially the same terms, vesting conditions and other restrictions applicable to the corresponding Eaton Time-Based RSUs immediately prior to the Distribution, and the number of SpinCo Time-Based RSUs will be determined by multiplying (a) the number of Eaton Time-Based RSUs held by the SpinCo Participants immediately prior to the Distribution Date by (b) a fraction, (i) the numerator of which is the Pre-Distribution Eaton Price and (ii) the denominator of which is the two-day volume-weighted average price of SpinCo shares of common stock on the New York Stock Exchange during the first and second trading days immediately following the Distribution (as traded on the “regular way” market) as reported by Bloomberg L.P. or any successor thereto (“SpinCo VWAP,” and such fraction, the “SpinCo Equity Award Conversion Ratio”), rounded up to the nearest whole unit.

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

Treatment of Eaton Performance-Based RSUs

Prior to the Distribution, Eaton’s RSUs that are subject to performance-based and service-based vesting requirements (the “Eaton Performance-Based RSUs”) and held by SpinCo Participants will be converted, effective as of the Distribution, into SpinCo Time-Based RSUs, with the number of such SpinCo Time-Based RSUs based on (a) the number of Eaton Performance-Based RSUs held by the SpinCo Participants immediately prior to the Distribution Date, with performance vesting conditions deemed achieved as described below, multiplied by (b) the SpinCo Equity Award Conversion Ratio, rounded up to the nearest whole unit. Such SpinCo Time-Based RSUs generally will remain subject to substantially the same terms and restrictions applicable to the corresponding Eaton Performance-Based RSUs immediately prior to the Distribution, other than performance-based vesting conditions, and will remain subject to service-based vesting through the end of the original three-year performance period.

For purposes of converting Eaton Performance-Based RSUs held by SpinCo Participants, if the Distribution Date occurs on or after January 1, 2027, performance vesting conditions will be deemed achieved based on the greater of target performance and actual performance for the pro-rata portion of the performance period through December 31, 2026, and target performance for the remainder of the original performance period.

Treatment of Eaton Vested Options

Prior to the Distribution, option awards with respect to shares of Eaton Ordinary Shares (“Eaton Options”) held by SpinCo Participants that are vested as of the Distribution Date will remain Eaton Options, with the number of such Eaton Options adjusted by multiplying (a) the number of such Eaton Options held by the SpinCo Participants immediately prior to the Distribution Date and (b) the Eaton Equity Award Conversion Ratio, and the exercise price of such Eaton Options adjusted by dividing (i) the exercise price of such Eaton Options held by the SpinCo Participants immediately prior to the Distribution Date by (ii) the Eaton Equity Award Conversion Ratio. Each such Eaton Option held by a SpinCo Participant will remain exercisable for the lesser of one year or the remaining term of such Eaton Option, unless the SpinCo Participant is retirement eligible, in which case the Eaton Option will remain exercisable for its remaining term.

Treatment of Eaton Unvested Options

Prior to the Distribution, Eaton Options held by SpinCo Participants that are unvested and have an exercise price below the Pre-Distribution Eaton Price as of the Distribution Date will be converted pursuant to Eaton’s equity incentive plans into SpinCo Time-Based RSUs. Such SpinCo Time-Based RSUs generally will remain subject to substantially the same vesting conditions applicable to the corresponding Eaton Options immediately prior to the Distribution Date, and the number of SpinCo Time-Based RSUs will be based on the intrinsic value of the Eaton Options divided by the SpinCo VWAP, rounded down to the nearest whole unit. Eaton Options held by SpinCo Participants that are unvested and have an exercise price equal to or above the Pre-Distribution Eaton Price as of the Distribution Date will be canceled immediately prior to the Distribution Date for no consideration.

Treatment of Equity Awards on a Qualifying Termination

If, within 24 months following the Distribution Date, a SpinCo Employee’s employment is terminated by SpinCo, any of its affiliates or any successor to SpinCo without Cause (as defined in the applicable Eaton equity incentive plan), or the SpinCo Employee resigns for Good Reason (as defined in the applicable Eaton equity incentive plan), the SpinCo Employee’s outstanding SpinCo equity awards will accelerate and vest on the date of such termination.

Dana Stockholders’ Meeting

Under the terms of the Merger Agreement, Dana is required to call a meeting of its stockholders for the purpose of voting upon the adoption of the Merger Agreement, as soon as practicable following the date on which the SEC has declared effective the registration statement on Form S-4 being filed by SpinCo to register the shares of SpinCo common stock that will be issued in the Merger.

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

In connection with the special meeting of its stockholders, and in order to provide Dana’s stockholders with additional information and to seek approval of this matter, Dana will prepare and deliver a proxy statement to its stockholders in accordance with applicable law and its organizational documents.

The Merger Proposal will require the affirmative vote of holders of a majority of the outstanding shares of Dana common stock entitled to vote thereon as of the applicable record date.

As of the close of business on      , 2026, the record date for the Dana special meeting of stockholders, Dana directors and executive officers and their affiliates were entitled to vote      % of the outstanding shares of Dana common stock. Dana currently expects that all Dana directors and executive officers will vote their shares in favor of the Merger Proposal, although none of Dana’s directors or executive officers has entered into an agreement requiring them to do so.

Accounting Treatment of the Merger

Accounting Standards Codification Topic 805, Business Combinations, or ASC 805, requires the use of the acquisition method of accounting for business combinations. In applying the acquisition method, it is necessary to identify the accounting acquirer. In a business combination effected primarily through an exchange of equity interests, such as the Merger, the entity that issues the interests is generally the acquiring entity. However, in identifying the acquiring entity in a combination effected through an exchange of equity interests, all pertinent facts and circumstances must be considered, including, but not limited to, the following:

•

The composition of the governing body of Dana after the Merger. Following the Merger, the Dana board will consist of all of the existing members of the Dana board (eight directors) as well as three directors who will be designated by Eaton and subject to Dana’s approval, which shall not be unreasonably withheld.

•

The composition of the senior management of Dana after the Merger. R. Bruce McDonald, Dana’s current executive chairman, shall serve as executive chairman of the combined company following the Merger. It is expected that the majority of the executive leadership team positions in the combined company will be held by current executives of Dana, including the chief executive officer and the chief financial officer.

•

The relative voting interests in the combined company after the Merger. Upon the completion of the Merger, Eaton shareholders that receive shares of SpinCo common stock in the Distribution will own, in the aggregate, 50.1% of the shares of Dana common stock issued and outstanding immediately after giving effect to the Merger and pre-Merger holders of Dana common stock will own 49.9% of the issued and outstanding shares of Dana common stock, in each case, on a fully diluted basis. In addition, the stockholder bases of both Eaton and Dana are dispersed such that no single shareholder, or group of related shareholders, will hold a controlling interest in Dana following the Merger.

•

Relative size of combining entities. Net sales for the year ended December 31, 2025 were $7,500 million and $3,140 million for Dana and the Mobility Business, respectively. Dana’s total assets, excluding discontinued operations, were $6,056 million as of June 30, 2026. The Mobility Business’s total assets were $3,830 million as of June 30, 2026.

After considering all pertinent facts, reviewing the criteria outlined in ASC 805 and conducting the relevant analysis, Dana has concluded that it is the accounting acquirer in the Merger. Dana’s conclusion is primarily based on the fact that (i) eight of eleven individuals comprising the combined company’s board of directors following the Merger will be selected by Dana; (ii) the current executive chairman, chief executive officer and chief financial officer of Dana are expected to continue in the same capacities for the combined company after the Merger; (iii) Dana’s relative size, on the basis of net sales and total assets, is significantly larger than SpinCo; and (iv) the combined company’s name will remain Dana Incorporated, the ticker symbol will continue to be Dana’s current ticker and the headquarters of the combined entity will be Dana’s existing headquarters. The

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

above facts are deemed to outweigh the fact that the pre-Merger holders of shares of Eaton Ordinary Shares that receive shares of SpinCo common stock in the Merger will in the aggregate own a majority of Dana common stock on a fully diluted basis and associated voting rights after the Merger. Eaton’s election to distribute the shares of SpinCo common stock in an Exchange Offer (including any Clean-Up Spin-Off) or by way of a pro-rata distribution does not impact Dana’s analysis of the accounting treatment of the Merger. As a result of the identification of Dana as the accounting acquirer, Dana will record the business combination in its financial statements and will apply the acquisition method to account for the acquired assets and assumed liabilities of the Mobility Business upon consummation of the Merger. Dana expects to recognize a substantial amount of goodwill and other intangible assets as a result of the business combination.

Regulatory Approvals

Dana and Eaton have each agreed to use reasonable best efforts to take, or cause to be taken, all reasonable actions, and to do, or cause to be done, all reasonable things necessary to consummate and make effective the Merger and the transactions contemplated by the Transaction Documents as soon as practicable (and in any event no later than the Outside Date), including obtaining all required regulatory approvals, including using reasonable best efforts to prepare and file all forms, registrations, petitions, notices, and filings required to be made to consummate the Merger and the other transactions contemplated by the Merger Agreement; to take all reasonable actions to avoid or eliminate each and every impediment to Closing, including obtaining any material consent, authorization, waiver, license, order, waiting period expiration, approval, permit, exemption, or clearance from any third party, which are necessary or advisable to be obtained in order to consummate the Merger or any of the other transactions contemplated by the Merger Agreement; and to provide notice to each other and lift any restraint, injunction or other legal bar to the Merger, subject to certain limitations. See “The Transaction Agreements—The Merger Agreement—Regulatory Matters.”

Under the HSR Act, the Merger may not be completed until the parties have filed notification and report forms with the DOJ and the FTC, and the statutory waiting period of 30 calendar days has expired. Dana and Eaton filed the requisite notification and report forms on June 25, 2026. The waiting period under the HSR Act expired at 11:59pm, Eastern Time, on July 27, 2026. The expiration or earlier termination of any HSR Act waiting period would not preclude the DOJ or the FTC from challenging the Merger on antitrust grounds or from seeking to preliminarily or permanently enjoin the Merger. Neither Dana nor Eaton believes that the Merger will violate federal antitrust laws, but there can be no guarantee that the DOJ or the FTC will not take a different position. If the Merger is not completed within twelve (12) months after the expiration or earlier termination of the applicable HSR Act waiting period, Dana and Eaton will be required to submit new information to the DOJ and the FTC, and a new HSR Act waiting period will have to expire or be earlier terminated before the Merger could be completed.

In addition to clearance under the HSR Act, the Merger is subject to approvals or the expiration of waiting periods under applicable competition laws in Argentina, Brazil, Canada, China, Colombia, the European Union, Mexico, Morocco, and Ukraine, and under applicable foreign investment laws in France and Italy. The United Kingdom will be deemed a relevant antitrust jurisdiction in the event that, prior to the Closing, the Competition and Markets Authority, following the submission of a briefing paper, requests that the parties submit a merger notice under the Enterprise Act 2002 or opens a merger investigation. The required filings in each applicable jurisdiction were submitted prior to or on July 17, 2026.

Notwithstanding the expiration of the waiting period under the HSR Act or the receipt of approvals in other jurisdictions, antitrust or competition authorities could take such action under applicable antitrust or competition laws at any time before or after the consummation of the Merger as each deems necessary or desirable in the public interest, including seeking to enjoin the consummation of the Merger.

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

Rights of Appraisal

None of Eaton’s or SpinCo’s shareholders will be entitled to exercise appraisal or dissenters’ rights under the DGCL in connection with the Restructuring, the Distribution (including with respect to this Exchange Offer, or if not fully subscribed, the Clean-Up Spin-Off) or the Merger. Dana stockholders will not be entitled to appraisal or dissenter’s rights under the DGCL in connection with the Merger.

Listing

SpinCo has agreed to use reasonable best efforts to cause the shares of SpinCo common stock to be issued in the Merger and distributed in the Distribution to be approved for listing on the NYSE under the ticker symbol “DAN.” Dana has agreed to reasonably cooperate with the combined company’s NYSE listing application and to promptly provide such information and take such actions as may be reasonably necessary to satisfy NYSE listing requirements. It is a condition to the obligation of the parties to consummate the Merger that the shares of SpinCo common stock to be distributed pursuant to the Distribution and issued pursuant to the Merger have been approved for listing on the NYSE, subject to official notice of issuance.

In addition, prior to the Merger, Dana has agreed to use its reasonable best efforts to cause the delisting of Dana common stock from the NYSE and the deregistration of Dana common stock under the Exchange Act as promptly as practicable after the Merger.

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

THE TRANSACTION AGREEMENTS

The Merger Agreement

The following is a summary of the material provisions of the Merger Agreement. The summary is qualified in its entirety by the Merger Agreement, which is included as Annex A to this prospectus and is incorporated by reference herein. Stockholders of Dana and shareholders of Eaton are urged to read the Merger Agreement in its entirety. This summary of the Merger Agreement has been included to provide Dana stockholders and Eaton shareholders with information regarding its terms. The rights and obligations of the parties are governed by the express terms of the Merger Agreement and not by this summary or any other information included in this prospectus. This summary is not intended to provide any other factual information about Dana, Merger Sub, Eaton, Eaton Ohio or SpinCo. Information about Dana, Merger Sub, Eaton, Eaton Ohio and SpinCo can be found elsewhere in this prospectus and in the documents incorporated by reference into this prospectus.

The Merger Agreement contains representations and warranties of Dana that are solely for the benefit of Eaton, SpinCo and Merger Sub, and representations and warranties of Eaton (including with respect to itself and SpinCo) that are solely for the benefit of Dana. The assertions embodied in those representations and warranties are qualified by information in confidential disclosure letters that the parties have exchanged in connection with signing the Merger Agreement as of a specified date. Moreover, the representations and warranties in the Merger Agreement were made solely for the benefit of the other parties to the Merger Agreement and were used for the purpose of allocating risk among the respective parties. Therefore, stockholders should not treat them as categorical statements of fact. Moreover, these representations and warranties may apply standards of materiality in a way that is different from what may be material to stockholders and were made only as of the date of the Merger Agreement or such other date or dates as may be specified in the Merger Agreement and are subject to more recent developments. Accordingly, information concerning the subject matter of the representations and warranties may have changed since the date of the Merger Agreement, and stockholders should read the representations and warranties in the Merger Agreement not in isolation but only in conjunction with the other information about Dana and Eaton and their subsidiaries that the respective companies include in this prospectus and in other reports and statements they file with the SEC.

The Merger

Under the Merger Agreement and in accordance with the DGCL, at the Effective Time, Merger Sub will merge with and into Dana. As a result of the Merger, the separate existence of Merger Sub will cease and Dana will continue as the surviving corporation and as a wholly owned subsidiary of SpinCo. In accordance with the DGCL, Dana will succeed to and assume all the rights, powers and privileges and be subject to all of the obligations of Merger Sub.

The certificate of incorporation of Dana will, by virtue of the Merger, be amended and restated in its entirety in the form set forth in the Merger Agreement. The parties will take all actions necessary so that the bylaws of Merger Sub in effect immediately prior to the Effective Time will be the bylaws of Dana.

Under the terms of the Merger Agreement, the directors and officers of the surviving corporation following the Merger will be those designated in writing by Dana prior to the Effective Time.

Closing; Effective Time

Under the terms of the Merger Agreement, the closing of the Merger will take place on the Distribution Date and promptly following the Distribution Time after the conditions set forth in the Merger Agreement (other than those conditions, including the consummation of the Distribution, that are to be satisfied or by their nature may only be satisfied at or immediately prior to the closing, but subject to the satisfaction of all such conditions by or at the closing) have been satisfied or, to the extent permitted by applicable law, waived, unless another date, time or place is agreed to in writing by Eaton and Dana.

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

On the Closing Date, SpinCo and Merger Sub will file a Certificate of Merger with the Secretary of State of the State of Delaware.

Merger Consideration

The Merger Agreement provides that, at the Effective Time, each issued and outstanding share of Dana common stock (other than shares held by Dana as treasury stock or by Eaton or any subsidiary of Eaton) will be converted into the right to receive a number of fully paid and nonassessable shares of SpinCo common stock equal to the Merger Exchange Ratio. The “Merger Exchange Ratio” is one, subject to certain adjustments to reflect an applicable stock split, stock dividend or distribution.

Pursuant to an adjustment provision in the Merger Agreement, in the event that immediately after the Effective Time, the percentage of outstanding SpinCo common stock received by holders of Eaton Ordinary Shares pursuant to the Distribution would be less than 50.1% of all the stock of SpinCo, the aggregate number of shares of SpinCo common stock to be issued or exchanged (as applicable) in the Distribution will be increased such that the number of shares of SpinCo common stock received by shareholders of Eaton equals 50.1% (the “Distribution True-Up Adjustment”). At this time, the parties cannot quantify the number of additional shares of SpinCo common stock that would be issued to Eaton shareholders under the adjustment provision, if any, as such number would vary depending upon the circumstances that caused the application of the adjustment provision. There is no cap on the maximum level of dilution to the pre-Merger stockholders of Dana that could result from application of the adjustment provision. However, if such an increase is required, except if required by certain actions taken by Dana or its affiliates, the amount of the SpinCo Cash Payment distributed pursuant to the Separation Agreement will be decreased by an amount equal to the product of the closing price per share of Dana common stock on the trading day immediately prior to the Distribution, multiplied by the number of additional shares of SpinCo common stock required to be issued pursuant to such adjustment.

No fractional shares of SpinCo common stock will be issued in connection with the Merger. All fractional shares of SpinCo common stock that a holder of Dana common stock would otherwise be entitled to receive as a result of the Merger will be aggregated and sold by the Distribution Agent on the NYSE. The Distribution Agent will make available the proceeds to such holders of Dana common stock, without interest.

Distributions With Respect to SpinCo Common Stock After the Effective Time

No dividends or other distributions declared or made with respect to SpinCo common stock with a record date after the Effective Time will be paid or otherwise delivered to the former holders of Dana common stock with respect to any SpinCo common stock that cannot be distributed promptly after the Effective Time, whether due to a legal impediment to such distribution or otherwise.

Subject to the effect of applicable laws, following the distribution of any previously undistributed SpinCo common stock after the Effective Time, there will be paid to the record holder of such SpinCo common stock, without interest: (a) at the time of the distribution, to the extent not previously paid, the amount of cash payable in lieu of fractional shares of SpinCo common stock to which such holder is entitled and the amount of dividends or other distributions with a record date after the effective time of the Merger theretofore paid with respect to such whole shares of SpinCo common stock and (b) at the appropriate payment date, the amount of dividends or other distributions with a record date after the effective time of the Merger but prior to the distribution of such SpinCo common stock and a payment date subsequent to the distribution of such SpinCo common stock.

Appraisal Rights

In accordance with Section 262 of the DGCL, no appraisal rights will be available to holders of Dana common stock or Eaton Ordinary Shares in connection with the Merger.

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

Termination of Distribution Funds

Any portion of the Distribution funds made available to the distribution agent that remains undistributed to the former holders of Dana common stock on the one-year anniversary of the effective time of the Merger will be delivered to SpinCo, and any former holders of Dana common stock who as of such time have not received SpinCo common stock will thereafter look only to SpinCo for payment of their claim for SpinCo common stock and any dividends, distributions or cash in lieu of fractional shares with respect to SpinCo common stock.

Post-Closing Governance Matters

The Merger Agreement provides that the parties will take all action necessary such that, at the effective time of the Merger, the name of SpinCo will be “Dana Incorporated” and the trading symbol for SpinCo common stock will be “DAN.”

The Merger Agreement provides that, as of the effective time of the Merger, the Combined Company Board will consist of the Dana Nominees and the Eaton Nominees. The Eaton Nominees must meet the requirements under the rules and regulations of the NYSE to be considered independent directors of the Combined Company Board and will have skills that are complementary to those of the existing Dana directors, and are otherwise subject to Dana’s prior approval, which will not be unreasonably withheld, conditioned or delayed. SpinCo will nominate the Eaton Nominees to stand for election to the Combined Company Board at each annual meeting held through the second annual meeting of the SpinCo stockholders following the Closing Date and will recommend that its stockholders vote in favor of the election of the Eaton Nominees at each such annual meeting.

R. Bruce McDonald will serve as Executive Chairman of the Combined Company Board following the effective time of the Merger. Following the effective time of the Merger, Byron S. Foster will be the Chief Executive Officer of SpinCo and Timothy R. Kraus will be the Chief Financial Officer of the combined company.

As soon as practicable following the Effective Time, the Combined Company Board will form an Integration & Synergy Realization Committee, which will be chaired by a director of the combined company designated by Eaton prior to or as of the Effective Time.

Employee Benefits

The Merger Agreement provides that following the closing of the Merger and until (a) if the Closing Date is on or before April 1, 2027, December 31, 2027, or (b) if the Closing Date is after April 1, 2027, the 12-month anniversary of the Closing Date (or, in each case, if earlier, the employment termination date of the applicable employee), each employee of SpinCo and Dana who remains employed following the Effective Time (the “Continuing Employees”) will continue to be provided with the same base salary or hourly wage rate, target annual cash bonus opportunities that are no less favorable than provided immediately prior to the Effective Time, long-term incentive opportunities that are no less favorable than those provided to similarly situated employees of Dana and, with respect to other compensation and benefit plans (subject to customary exceptions), continued participation in such plans that are maintained by the surviving corporation that are substantially similar in the aggregate to the compensation and benefit plans (subject to the same customary exceptions) provided to the Continuing Employees immediately prior to the Effective Time, except that the terms and conditions of employment of any employee covered by any applicable collective bargaining agreement or subject to laws that, in either case, provide for more favorable employment terms, such terms will govern.

The Merger Agreement also provides that Continuing Employees will remain eligible to receive the severance payments and benefits applicable to such Continuing Employee immediately prior to the Effective Time for a period of up to the 12-month anniversary of the Closing Date, subject to the execution of a release of claims.

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

Additionally, the Merger Agreement provides that each party will use reasonable best efforts to waive any pre-existing conditions and limitations and eligibility periods under any group health plans with respect to such party’s Continuing Employees, use reasonable best efforts to give the other party’s Continuing Employees credit for the plan year in which the Effective Time occurs (or the plan year in which such Continuing Employee first becomes eligible to participate in the applicable plan) towards applicable deductions and out-of-pocket limits for medical expenses and give the other party’s Continuing Employees service credit for service prior to the Effective Time except for benefit accrual under defined benefit pension plans, for purposes of qualifying for subsidized early retirement benefits (unless otherwise required under applicable law), under any plan that is frozen, grandfathered or closed to new participants or to the extent it would result in duplication of benefits.

Stockholders’ Meeting

Under the terms of the Merger Agreement, Dana is required to, as soon as practicable following the effectiveness of this prospectus, duly call and give notice of and convene and hold a meeting of its stockholders for the purpose of seeking the approval of Dana stockholders for the Merger and the Merger Agreement.

Notwithstanding any Dana Change of Recommendation (as defined below), unless the Merger Agreement is validly terminated in accordance with its terms, the obligations of the parties will continue in full force and effect, and the Merger will be submitted to the stockholders of Dana for approval at the Dana stockholders’ meeting whether or not the Dana board has effected a Dana Change of Recommendation or any Competing Proposal (as defined below) has been publicly proposed, announced or otherwise submitted to Dana or any of its representatives. Dana will not be required to hold the Dana stockholders’ meeting if the Merger Agreement is validly terminated.

Representations and Warranties

In the Merger Agreement, Eaton (including with respect to SpinCo) has made representations and warranties to Dana relating to Eaton, SpinCo and the Mobility Business, and Dana has made representations and warranties to Eaton, SpinCo and Merger Sub relating to Dana and its business, each relating to, among other things:

•	organization, good standing and qualification;

•	capital structure;

•	corporate authority and approval;

•	governmental filings; no violations;

•	reports and financial statements;

•	absence of certain changes;

•	litigation and liabilities;

•	compliance with laws; licenses; anti-corruption laws; import and export laws;

•	material contracts;

•	property;

•	employee benefits;

•	labor matters;

•	environmental matters;

•	taxes;

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

•	intellectual property;

•	insurance;

•	takeover statutes;

•	brokers and finders;

•	proxy statement;

•	SpinCo registration statements; and

•	financing.

Eaton also made representations and warranties to Dana relating to the sufficiency of the SpinCo Assets, affiliate matters and product liability. Dana also made representations and warranties to Eaton relating to the Dana board’s unanimous approval of the Merger Agreement and the transactions contemplated thereby, the receipt by the Dana board of the opinion of Dana’s financial advisor and the required vote of Dana’s stockholders.

Many of the representations and warranties contained in the Merger Agreement are subject to a “material adverse effect” standard (that is, they will not be deemed to be untrue or incorrect unless their failure to be true or correct, individually or in the aggregate, has or would reasonably be expected to have a material adverse effect on Dana or SpinCo, as applicable), knowledge qualifications, or both, and none of the representations and warranties will survive the Effective Time. The Merger Agreement does not contain any post-closing indemnification obligations with respect to these matters, however, Dana has obtained a representations and warranties insurance policy.

Under the Merger Agreement, a material adverse effect means, with respect to Dana, any change, event, occurrence, state of facts, condition, circumstance, development or effect that, individually or in the aggregate, has, or would reasonably be expected to have, a material adverse effect on the properties, assets, liabilities, business, operations, results of operations or financial condition of Dana and the Dana subsidiaries, taken as a whole. A SpinCo Material Adverse Effect means any change, event, occurrence, state of facts, condition, circumstance, development or effect that, individually or in the aggregate, has, or would reasonably be expected to have, a material adverse effect on the properties, assets, liabilities, business, operations, results of operations or financial condition of SpinCo and the SpinCo subsidiaries, taken as a whole.

However, with respect to both Dana and SpinCo, none of the following, either alone or in combination, will be deemed either to constitute, or be taken into account in determining whether there is, a material adverse effect:

•

any changes in the economy, commodity, credit or financial markets or political, regulatory or business conditions in the United States or any other countries in which Dana or SpinCo, as applicable, has material operations;

•	any changes that are the result of factors generally affecting the industries in which Dana or SpinCo, as applicable, operates;

•	any changes in GAAP or in any law, including the repeal thereof, or in the official interpretation thereof, after the date of the Merger Agreement;

•

any failure by Dana or SpinCo, as applicable, to meet any internal or public projections or forecasts or estimates of revenues or earnings (provided that the underlying causes of such failure may be taken into account);

•

any acts of war (whether or not declared), civil disobedience, hostilities, sabotage (other than cyberattacks), terrorism, military actions or the escalation of any of the foregoing, any hurricane, flood, tornado, earthquake or other catastrophic weather or natural disaster, or any outbreak of illness or other public health event or any other force majeure event;

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

•	any actions taken or omitted to be taken pursuant to the express requirements of the Merger Agreement or with the other party’s prior written consent;

•	the public announcement or pendency or consummation of the transactions contemplated by the Merger Agreement; and

•

any decline in the market price, or change in trading volume, of the shares of Dana common stock or Eaton Ordinary Shares, as applicable, on the NYSE (provided that the underlying causes of such decline or change may be taken into account).

Notwithstanding the foregoing, the exclusions described in the first, second, third and fifth bullets above will not be excluded from a potential material adverse effect finding to the extent that such effect disproportionately adversely affects Dana and its subsidiaries, or SpinCo and its subsidiaries, as applicable, compared to other companies of similar size operating in the industries in which they conduct their business.

Conduct of Business Pending the Merger

Each of the parties to the Merger Agreement has undertaken to comply with covenants in the Merger Agreement that place restrictions on it and its subsidiaries until the Effective Time. In general, each of Dana and Eaton (with respect to SpinCo and the Mobility Business) has agreed that, during the period between signing and closing (the “Interim Period”), except (a) as otherwise required or expressly contemplated by the Merger Agreement or the other Transaction Documents, (b) as the other party may approve in writing (such approval not to be unreasonably withheld, conditioned or delayed), (c) as required by applicable law or (d) as set forth in the applicable party’s confidential disclosure letter, subject to certain agreed exceptions, it will use its reasonable best efforts to conduct its operations in the ordinary course of business and, to the extent consistent therewith, will use its reasonable best efforts to preserve its business organizations intact and maintain existing relations and goodwill with governmental authorities, customers, suppliers, distributors, creditors, lessors, employees and business associates and keep available the services of its present employees and agents.

In addition, Dana has agreed that, subject to certain exceptions set forth in the Merger Agreement (such as exceptions for certain actions in the ordinary course of business or below certain monetary thresholds), during the Interim Period, except (a) as otherwise required or expressly contemplated by the Merger Agreement or the other Transaction Documents, (b) as Eaton may approve in writing (such approval not to be unreasonably withheld, conditioned or delayed), (c) as required by law or (d) as set forth in the corresponding subsection of Dana’s confidential disclosure letter, Dana will not, and will not permit its subsidiaries to, take any of the following actions:

•	adopt, make or propose any change in Dana’s organizational documents;

•	acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, any material amount of assets, securities, properties, interests or businesses;

•

issue, sell, pledge, dispose of, grant, transfer, encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer, lease, license, guarantee or encumbrance of, any shares of capital stock of Dana or any of its subsidiaries (other than repurchases of shares of Dana common stock to which Eaton has consented, such as in the Share Buyback Side Letter as described under “Additional Agreements Related to the Separation and the Merger—Share Buyback Side Letter”);

•	make any material loans, advances, guarantees or capital contributions to or investments in any person;

•	declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any capital stock of Dana or any of its subsidiaries;

•	reclassify, split, combine, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any of the capital stock of Dana or any of its subsidiaries;

•	incur any indebtedness for borrowed money, issue any debt securities, or guarantee the indebtedness of another person;

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

•	make any material changes with respect to financial accounting policies or procedures, except as required by GAAP;

•	compromise, settle or agree to settle any actions or investigation;

•

transfer, sell, lease, license, mortgage, pledge, surrender, encumber or grant any lien, divest, cancel, abandon or allow to lapse or expire or otherwise dispose of any material assets, rights, properties or businesses;

•	adopt, enter into, amend or increase the benefits under any benefit plan, or grant any increase in compensation or severance pay to any Dana service provider;

•

materially change any actuarial or other assumptions used to calculate funding obligations with respect to any ERISA plan in which Dana service providers participate that is required by law to be funded or materially change the manner in which contributions to such plans are made or the basis on which such contributions are determined;

•

become a party to, establish, adopt, amend, commence participation in, modify, extend, negotiate or terminate any Dana labor agreement or recognize or certify any labor union or group of employees as the bargaining representative for any employees of Dana or its subsidiaries;

•

implement or announce any employee layoffs, furloughs, reductions in force, plant closings, reductions in compensation or other similar actions that could trigger notice obligations under the WARN Act;

•	waive or release any noncompetition, nonsolicitation, nondisclosure or other restrictive covenant obligations of any current or former employee or independent contractor;

•	issue any additional awards under the Dana stock plan or modify or waive the terms of any outstanding equity awards or the related stock plan;

•

terminate or fail to use reasonable best efforts to renew any Dana material contract (as defined in the Merger Agreement) or modify, amend, waive, release or assign any material rights or claims thereunder, or enter into any Contract that would have been a Dana material contract were it in effect as of the date of the Merger Agreement;

•	adopt a plan or agreement of complete or partial liquidation, dissolution, restructuring, recapitalization or other material reorganization;

•

enter into any new line of business other than any line of business that is reasonably ancillary to and a reasonably foreseeable extension of any line of business of Dana as of the date of the Merger Agreement;

•

knowingly take or omit to take any action if such action or failure to act would be reasonably likely to prevent or impede the Merger or the other transactions contemplated by the Merger Agreement and the other Transaction Documents from qualifying for the intended tax treatment;

•

except as required by applicable law or in the ordinary course of business, (A) change or rescind any tax election that is material to the members of the SpinCo Group, taken as a whole, (B) change any method of tax accounting, which change is material to the members of the SpinCo Group, taken as a whole, (C) amend any tax return with respect to an amount of taxes that is material to the members of the SpinCo Group, taken as a whole, (D) settle or resolve any tax controversy that is material to the members of the SpinCo Group, taken as a whole, (E) surrender any right to claim a refund of taxes that is material to the members of the SpinCo Group, taken as a whole, or (F) enter into any closing agreement or similar agreement with any tax authority in respect of an amount of taxes that is material to the members of the SpinCo Group, taken as a whole; provided, in each of clauses (A) through (F), only to the extent such action would reasonably be expected to have a material adverse impact on the tax liabilities of SpinCo or any of the SpinCo subsidiaries after the Merger; or

•	agree, commit, arrange, authorize, resolve or enter into any understanding to do any of the foregoing.

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

Eaton has additionally agreed that, during the Interim Period, except (a) as otherwise required or expressly contemplated by the Merger Agreement or the other Transaction Documents, (b) as contemplated by or reasonably necessary in connection with the Restructuring, (c) as Dana may approve in writing (such approval not to be unreasonably withheld, conditioned or delayed), (d) as required by law or (e) as set forth in the corresponding subsection of Eaton’s confidential disclosure letter, Eaton and SpinCo and their subsidiaries will use their reasonable best efforts to manage the working capital of the Mobility Business in the ordinary course of business consistent with past practice and will use reasonable best efforts to deliver the Mobility Business at the closing with a normalized level of working capital.

In addition, Eaton has agreed that, subject to certain exceptions set forth in the Merger Agreement (such as exceptions for certain actions in the ordinary course of business or below certain monetary thresholds), during the Interim Period, except (a) as otherwise required or expressly contemplated by the Merger Agreement or the other Transaction Documents, (b) as contemplated by or reasonably necessary in connection with the Restructuring, (c) as Dana may approve in writing (such approval not to be unreasonably withheld, conditioned or delayed), (d) as required by law or (e) as set forth in the corresponding subsection of Eaton’s confidential disclosure letter, Eaton will not and will not permit SpinCo or its subsidiaries (after giving effect to the Restructuring) to, in each case with respect to the Mobility Business, take any of the following actions:

•	adopt, make or propose any change in any SpinCo entity’s organizational documents;

•	acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, any material amount of assets, securities, properties, interests or businesses;

•

issue, sell, pledge, dispose of, grant, transfer, encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer, lease, license, guarantee or encumbrance of, any shares of capital stock of a SpinCo entity or securities convertible into or exchangeable or exercisable for any shares of such capital stock;

•	make any material loans, advances, guarantees or capital contributions to or investments in any person;

•	declare, set aside, make or pay any dividend or other distribution with respect to any capital stock of a SpinCo entity;

•	reclassify, split, combine, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any of the capital stock of a SpinCo entity;

•	incur any indebtedness for borrowed money, issue any debt securities, or guarantee the indebtedness of another person;

•	make any material changes with respect to financial accounting policies or procedures, except as required by GAAP;

•	compromise, settle or agree to settle any actions or investigation;

•

transfer, sell, lease, license, mortgage, pledge, surrender, encumber or grant any lien, divest, cancel, abandon or allow to lapse or expire or otherwise dispose of any material assets, rights, properties or businesses;

•	adopt, enter into, amend or increase the benefits under any benefit plan, or grant any increase in compensation or severance pay to any SpinCo service provider;

•

materially change any actuarial or other assumptions used to calculate funding obligations with respect to any ERISA plan in which SpinCo service providers participate that is required by law to be funded or materially change the manner in which contributions to such plans are made or the basis on which such contributions are determined;

•

become a party to, establish, adopt, amend, commence participation in, modify, extend, negotiate or terminate any SpinCo labor agreement or recognize or certify any labor union or group of employees as the bargaining representative for any employees of any SpinCo entity;

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

•

implement or announce any employee layoffs, furloughs, reductions in force, plant closings, reductions in compensation or other similar actions that could trigger notice obligations under the WARN Act;

•	waive or release any noncompetition, nonsolicitation, nondisclosure or other restrictive covenant obligations of any current or former employee or independent contractor;

•	modify the job duties of a SpinCo employee such that they would no longer be a SpinCo employee, or any other employee of Eaton such that they would be considered a SpinCo employee;

•	issue any additional awards under the Eaton long-term incentive plans or modify or waive the terms of any outstanding equity awards or the related Eaton long-term incentive plans;

•

terminate or fail to use reasonable best efforts to renew any SpinCo material contract (as defined in the Merger Agreement) or modify, amend, waive, release or assign any material rights or claims thereunder, or enter into any contract that would have been a SpinCo material contract were it in effect as of the date of the Merger Agreement;

•	adopt a plan or agreement of complete or partial liquidation, dissolution, restructuring, recapitalization or other material reorganization;

•

enter into any new line of business other than any line of business that is reasonably ancillary to and a reasonably foreseeable extension of any line of business of SpinCo as of the date of the Merger Agreement;

•

knowingly take or omit to take any action if such action or failure to act would be reasonably likely to prevent or impede the Merger or the other transactions contemplated by the Merger Agreement and the other Transaction Documents from qualifying for the intended tax treatment;

•

except as required by applicable law or in the ordinary course of business, (A) change or rescind any tax election that is material to Dana and its subsidiaries, taken as a whole, (B) change any method of tax accounting, which change is material to Dana and its subsidiaries, taken as a whole, (C) amend any tax return with respect to an amount of taxes that is material to Dana and its subsidiaries, taken as a whole, (D) settle or resolve any tax controversy that is material to Dana and its subsidiaries, taken as a whole, (E) surrender any right to claim a refund of taxes that is material to Dana and its subsidiaries, taken as a whole, or (F) enter into any closing agreement or similar agreement with any tax authority in respect of an amount of taxes that is material to Dana and its subsidiaries, taken as a whole; provided, in each of clauses (A) through (F), only to the extent such action would reasonably be expected to have a material adverse impact on the tax liabilities of SpinCo or any of the SpinCo subsidiaries after the Merger; or

•	agree, commit, arrange, authorize, resolve or enter into any understanding to do any of the foregoing.

Tax Matters

The Merger Agreement contains certain additional representations, warranties and covenants relating to the preservation of the intended tax treatment of the Transactions. Additional representations, warranties and covenants relating to the intended tax treatment of the Transactions are also contained in the Tax Matters Agreement. Indemnification for taxes generally is governed by the terms, provisions and procedures described in the Tax Matters Agreement. See “Additional Agreements Related to the Separation and the Merger — Tax Matters Agreement.”

SEC Filings

Dana, Eaton and SpinCo have agreed to jointly prepare and file with the SEC a proxy statement, registration statements for both the Distribution and the Merger and, if the Distribution is effected in whole or in part as an

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

Exchange Offer, Eaton will prepare and file a tender offer statement on Schedule TO. Dana, Eaton and SpinCo have agreed to cooperate in the preparation of such filings and have agreed to use their reasonable best efforts to have the registration statements declared effective by the SEC as promptly as practicable after such filing.

Regulatory Matters and Antitrust Approvals

Dana and Eaton have each agreed to use reasonable best efforts to take, or cause to be taken, all reasonable actions, and to do, or cause to be done, all reasonable things necessary to consummate and make effective the Merger and the transactions contemplated by the Transaction Documents as soon as practicable (and in any event no later than the Outside Date), including obtaining all required regulatory approvals, including using reasonable best efforts to prepare and file all forms, registrations, petitions, notices, and filings required to be made to consummate the Merger and the other transactions contemplated by the Merger Agreement; to take all reasonable actions to avoid or eliminate each and every impediment to Closing, including obtaining any material consent, authorization, waiver, license, order, waiting period expiration, approval, permit, exemption, or clearance from any third party, which are necessary or advisable to be obtained in order to consummate the Merger or any of the other transactions contemplated by the Merger Agreement; and to provide notice to each other and lift any restraint, injunction or other legal bar to the Merger, subject to certain limitations.

Under the HSR Act, the Merger may not be completed until the parties have filed notification and report forms with the Antitrust Division of the U.S. Department of Justice (“DOJ”) and the United States Federal Trade Commission (“FTC”), and the statutory waiting period of 30 calendar days has expired. Dana and Eaton filed the requisite notification and report forms on June 25, 2026, and the HSR Act waiting period expired at 11:59pm, Eastern Time on July 27, 2026. The expiration or earlier termination of any HSR Act waiting period would not preclude the DOJ or the FTC from challenging the Merger on antitrust grounds or from seeking to preliminarily or permanently enjoin the Merger. Neither Dana nor Eaton believes that the Merger will violate federal antitrust laws, but there can be no guarantee that the DOJ or the FTC will not take a different position. If the Merger is not completed within twelve months after the expiration or earlier termination of the applicable HSR Act waiting period, Dana and Eaton will be required to submit new information to the DOJ and the FTC, and a new HSR Act waiting period will have to expire or be earlier terminated before the Merger could be completed.

In addition to clearance under the HSR Act, the Merger is subject to approvals or the expiration of waiting periods under applicable competition laws in Argentina, Brazil, Canada, China, Colombia, the European Union, Mexico, Morocco, and Ukraine, and under applicable foreign investment laws in France and Italy. The United Kingdom will be deemed a relevant antitrust jurisdiction in the event that, prior to the Closing, the Competition and Markets Authority, following the submission of a briefing paper, requests that the parties submit a merger notice under the Enterprise Act 2002 or opens a merger investigation. The parties intend to make the required filings in each applicable jurisdiction as promptly as practicable but in any case, prior to July 17, 2026.

Notwithstanding the expiration of the waiting period under the HSR Act or the receipt of approvals in other jurisdictions, antitrust or competition authorities could take such action under applicable antitrust or competition laws at any time before or after the consummation of the Merger as each deems necessary or desirable in the public interest, including seeking to enjoin the consummation of the Merger.

No Solicitation

The Merger Agreement contains provisions restricting each of Eaton’s and Dana’s ability to seek an alternative transaction.

Dana Non-Solicit

Dana has agreed that it and its subsidiaries will cease, and use reasonable best efforts to cause its representatives to cease, any discussions or negotiations with any person (other than Eaton or its affiliates) that

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

may be ongoing with respect to a Competing Proposal (defined below), or any proposal that would reasonably be expected to lead to a Competing Proposal, and will promptly request that each such person return or destroy any confidential information that has been provided in any such discussions or negotiations, and, if applicable, will terminate any data or other diligence access previously granted. Dana has also agreed that it will not, and will cause its subsidiaries and will use its reasonable best efforts to cause its representatives not to, directly or indirectly:

•	initiate, solicit or knowingly encourage any inquiries regarding or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, any Competing Proposal;

•

engage in, continue or otherwise participate in any discussions or negotiations regarding, or that would reasonably be expected to lead to, a Competing Proposal, or provide any information or data to any person in connection with the foregoing;

•	knowingly facilitate any effort or attempt to make a Competing Proposal; or

•	resolve or agree to do any of the foregoing;

provided, however, that prior to but not after the time that the Dana stockholder approval of the Merger Agreement and the Merger is obtained, Dana may (a) provide information in response to a request therefor by a person who has made an unsolicited bona fide written Competing Proposal that did not result from a breach of the non-solicit, and afford access to the business, properties, assets, books, records and personnel of Dana and its subsidiaries to such person and its representatives, if the person enters into an acceptable confidentiality agreement, or (b) engage or otherwise participate in any discussions or negotiations with any person who has made such an unsolicited bona fide written Competing Proposal that did not result from a breach of the non-solicit, if in the case of each of clause (a) and clause (b), (i) prior to taking any such action, the Dana board determines in good faith after consultation with its outside legal counsel that failure to take such action would be inconsistent with the directors’ duties under applicable law and (ii) the Dana board has determined in good faith and after consultation with its outside legal counsel and financial advisor that such Competing Proposal either constitutes a Superior Proposal (defined below) or could reasonably be expected to lead to a Superior Proposal.

The Merger Agreement provides that the term “Competing Proposal” means, other than the transactions contemplated by the Merger Agreement, any proposal or offer from a third party relating to (a) a merger, scheme of arrangement, reorganization, sale of assets, share exchange, consolidation, business combination, recapitalization, dissolution, liquidation, or similar transaction involving Dana or (b) any acquisition by any person or group, in each case of clauses (a) and (b), which result in, or any proposal or offer which if consummated would result in, any person or group becoming the beneficial owner, directly or indirectly, in one or a series of related transactions, of 20% or more of the total voting power of Dana common stock, or 20% or more of the total assets taken as a whole.

The Merger Agreement provides that the term “Superior Proposal” means an unsolicited bona fide written Competing Proposal (except with references therein to “20%” replaced by “50%”) made by a third party which did not result from a breach of the non-solicit, and which, in the good faith judgment of the Dana board after consultation with its outside financial and legal advisors, taking into account the various legal, financial and regulatory aspects of such Competing Proposal, (a) if accepted, is reasonably likely to be consummated in accordance with its terms and conditions and (b) if consummated, would result in a transaction that is more favorable to Dana’s stockholders, from a financial point of view, than the Merger and the other transactions contemplated by the Merger Agreement, and after taking into account all adjustments or modifications to the terms and conditions thereof irrevocably agreed to in writing by Eaton in response to such Superior Proposal.

Under the Merger Agreement, Dana must promptly (and in any event no later than twenty-four hours) notify Eaton of the receipt of (a) any Competing Proposal or written indication by any person that is reasonably likely to lead to a Competing Proposal, (b) any request for non-public information relating to Dana or its subsidiaries relating to, or from any person that has indicated in writing that such person is reasonably likely to make, a

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

Competing Proposal (other than requests for information in the ordinary course of business and unrelated to a Competing Proposal) or (c) any inquiry or request for discussions or negotiations regarding any Competing Proposal, which notice must include the identity of the person making such request, inquiry or Competing Proposal and a copy of such request, inquiry or Competing Proposal (or a reasonable detailed description of the material terms if no copy is available). Dana must keep Eaton reasonably informed on a reasonably prompt basis (and in any event no later than twenty-four hours after the occurrence of any material changes or developments) of the status of any such request, inquiry or Competing Proposal, and any other material developments, discussions and negotiations with respect thereto, including promptly furnishing copies of any written inquiries, material correspondence and draft documentation and definitive agreements. Dana agrees that, subject to applicable restrictions under applicable law, it will promptly provide to Eaton any non-public information concerning Dana or its subsidiaries that Dana provides to any third party in connection with any Competing Proposal which was not previously provided to Eaton and SpinCo.

Eaton Non-Solicit

Eaton has agreed to cease, and cause its subsidiaries and instruct and use reasonable best efforts to cause its and its subsidiaries’ representatives to cease, any discussions or negotiations with any person (other than Dana or its affiliates) that may be ongoing with respect to a SpinCo Proposal, or any proposal that would reasonably be expected to lead to a SpinCo Proposal (defined below). Eaton also agreed to promptly request that any person previously provided with confidential information in connection with any SpinCo Proposal prior to the date of the Merger Agreement return or destroy any confidential information provided in discussions or negotiations and, if applicable, to terminate any data or other diligence access previously granted to such persons relating to a SpinCo Proposal. From the date of the Merger Agreement until the earlier to occur of (a) the termination of the Merger Agreement and (b) the Effective Time, Eaton will not, and will cause its subsidiaries and will instruct and use reasonable best efforts to cause its and its subsidiaries’ representatives not to, directly or indirectly:

•

initiate, solicit or knowingly encourage any inquiries or the making of any proposal from or on behalf of a third party relating to any acquisition (whether by merger, purchase of interests, purchase of assets or otherwise), exclusive license, joint venture, partnership, recapitalization, liquidation, dissolution or other transaction involving any portion of the business or assets of the Mobility Business that, individually or in the aggregate, constitutes 20% or more of the net revenues, net income or assets of the Mobility Business (taken as a whole) (any such proposal, a “SpinCo Proposal”), or any proposal or offer that would reasonably be expected to lead to a SpinCo Proposal;

•

engage in, continue or otherwise participate in any discussions or negotiations regarding, or that could reasonably be expected to lead to, a SpinCo Proposal, or provide any information or data to any person in connection with the foregoing;

•	knowingly facilitate any effort or attempt to make a SpinCo Proposal; or

•	resolve or agree to do any of the foregoing;

provided, that nothing in the Merger Agreement will limit Eaton’s ability to pursue or engage in any transaction relating to substantially all of the business of Eaton and its subsidiaries, taken as a whole (as opposed to solely the Mobility Business), so long as such transaction (a) would not reasonably be expected to impact in any material and adverse manner the members of the SpinCo Group or Mobility Business and (b) would not reasonably be expected to interfere with, prevent or materially impair or delay Eaton’s ability to comply with its obligations under the Merger Agreement and the Separation Agreement or to consummate the transactions contemplated thereby.

Board Recommendation

Dana has agreed in the Merger Agreement that, prior to obtaining the Dana stockholder approval of the Merger Agreement and the Merger, the Dana board will not:

•	withhold, withdraw, qualify or modify (or publicly propose or resolve to withhold, withdraw, qualify or modify), in a manner adverse to Eaton, the Dana board recommendation;

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

•	adopt, authorize, approve, recommend or otherwise declare advisable, or publicly propose to adopt, authorize, approve, recommend or otherwise declare advisable, any Competing Proposal;

•

if a Competing Proposal has been publicly announced, fail to publicly make a statement recommending against any such Competing Proposal within ten business days after the initial request in writing by Eaton following such public announcement to do so or, if requested by Eaton, after any material amendment, revision or change to the terms of any such previously publicly disclosed Competing Proposal have been made public (or subsequently withdraw, change, amend, modify or qualify (or publicly propose to do so), in a manner adverse to Eaton, such recommendation against such Competing Proposal); or

•	fail to include the Dana board recommendation to approve the Merger Agreement and the Merger in the Dana proxy statement;

(any of the foregoing, a “Dana Change of Recommendation”).

Except as expressly permitted by the Merger Agreement, Dana will not cause or permit Dana or any of its subsidiaries to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or other similar agreement (other than an acceptable confidentiality agreement) (an “Alternative Acquisition Agreement”) relating to any Competing Proposal.

Prior to obtaining the Dana stockholder approval of the Merger Agreement and the Merger, the Dana board may (A) make a Dana Change of Recommendation in response to an Intervening Event (defined below) or (B) make a Dana Change of Recommendation or authorize Dana to terminate the Merger Agreement to enter into a definitive written agreement with respect to a Superior Proposal, if:

•

in the case of a Superior Proposal, the Dana board has determined in good faith, after consulting with its financial advisor and outside legal counsel, that the Competing Proposal received constitutes a Superior Proposal;

•

the Dana board determines in good faith, after consultation with its outside legal counsel, that the failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable law;

•

the Dana board provides Eaton five business days’ prior written notice of its intention to take such action and the basis thereof, including in the case of a Superior Proposal, the terms and conditions of such Superior Proposal, and in the case of an Intervening Event, a description of such Intervening Event;

•

during the five business day period following such written notice, Dana negotiates with Eaton in good faith should Eaton propose to make amendments or other revisions to the terms and conditions of the Merger Agreement; and

•

at the end of the five business day period, the Dana board concludes in good faith, after consulting with its outside legal counsel, that a failure to make a Dana Change of Recommendation continues to be inconsistent with the directors’ fiduciary duties under applicable law.

Any material amendments or other material revisions to any Competing Proposal will be deemed to be a new Competing Proposal and any material change in the event, occurrence or facts constituting an Intervening Event will require a new written notice and a new notice period; provided, however, that any such new notice period will be reduced to two business days.

Under the Merger Agreement, the term “Intervening Event” means a material event, fact, development or occurrence with respect to Dana and its subsidiaries or the business of Dana and its subsidiaries, in each case

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

taken as a whole, that is neither known, nor reasonably foreseeable by the Dana board as of the date of the Merger Agreement or, if known and reasonably foreseeable by the Dana board as of the date of the Merger Agreement, the material consequences of which were neither known nor reasonably foreseeable by the Dana board as of the date of the Merger Agreement; provided that any event, fact, development or occurrence that involves or relates to a Competing Proposal or a Superior Proposal will not be deemed to constitute an Intervening Event.

Financing

In connection with its entry into the Merger Agreement and the Separation Agreement, SpinCo and Dana entered into the Bridge Commitment Letter and the Engagement and Commitment Letter (together, the “Commitment Letters”), which provide for the financing of the Transactions. The anticipated material terms of the Financing are described in more detail under “Debt Financing Arrangements.”

The Merger Agreement provides that SpinCo and Dana must, and will cause their respective subsidiaries to, use reasonable best efforts to (a) maintain in effect the Commitment Letters, (b) comply with the obligations that are set forth in the Commitment Letters that are applicable to SpinCo (or, if applicable, any SpinCo subsidiary party to the Commitment Letters) or Dana, as applicable, and satisfy on a timely basis all conditions precedent in the Commitment Letters that are within the control of SpinCo (or, if applicable, any SpinCo subsidiary party to the Commitment Letters) or Dana, as applicable, (c) fully enforce the rights of SpinCo (or, if applicable, any SpinCo subsidiary party to the Commitment Letters) under the Commitment Letters and Dana, as applicable and (d) assist with the renewal, replacement, backstopping, cash collateralization, termination or other similar customary arrangements in connection with any outstanding letters of credit, bank guarantees, performance bonds or similar instruments for the account of SpinCo and its subsidiaries at or prior to closing as may be reasonably requested by Dana in connection with the Merger.

If any funds in the amounts set forth in the Commitment Letters or the Financing Agreements (as defined below), or any portion thereof, become unavailable on the terms and conditions contemplated in the Commitment Letters or the Financing Agreements, Eaton, SpinCo and Dana will, and will cause their respective subsidiaries to, use reasonable best efforts to arrange to obtain promptly any such portion from the same or alternative sources, in an aggregate amount sufficient, when added to the portion of the Financing that is available, to allow SpinCo to make the SpinCo Cash Payment and Dana to consummate the Dana Refinancing, and to obtain a new financing commitment that provides for such financing, provided that certain conditions set forth in the Merger Agreement are satisfied.

Neither SpinCo nor Dana will, without the prior written consent of the other party, amend, modify, supplement, restate, substitute, replace, terminate or agree to any waiver under the Commitment Letters.

Each of Eaton, SpinCo and Dana has agreed to, and to cause its respective subsidiaries and representatives to, cooperate and use reasonable best efforts to cause to be taken the arrangement and consummation of the Financing, including, as applicable, by (a) negotiating definitive agreements with respect thereto, on the terms and conditions contained in the Commitment Letters or on such other terms as are reasonably acceptable to Eaton, SpinCo and Dana and that are not materially less favorable in the aggregate to SpinCo or Dana than those in the Bridge Commitment Letter as in effect on the date of the Merger Agreement (the “Financing Agreements”); (b) participation in, and assistance with, the marketing efforts related to the Financing, including causing its respective management team, with appropriate seniority and expertise, and other representatives and advisors to assist in preparation for and to participate in a reasonable number of meetings, conference calls, road shows, presentations, due diligence sessions, drafting sessions and sessions with the lenders thereto and rating agencies, in each case, upon reasonable notice and at agreeable dates and times mutually agreed between Eaton, SpinCo and Dana, (c) as promptly as reasonably practicable, providing (i) such information regarding the Mobility Business as is customary in connection with the Financing and (ii) the Required Financial Statements (as defined in the Merger Agreement), (d) assisting the lenders thereto in the preparation of (i) syndication

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

documents and materials, including bank information memoranda (confidential and public), lender and investor presentations, offering memoranda, exchange offer documentation, private placement memoranda, prospectuses and similar documents (including, in each case, using reasonable best efforts to procure permission for the use of industry reports and data referenced therein) for the Financing as applicable and (ii) materials for rating agency presentations, and similar documents in connection with the Financing, and (e) requesting that its independent accountants provide, and using reasonable best efforts to cause them to provide (including by delivering customary representation letters), customary comfort letters (including “negative assurance” comfort), customary agreed upon procedures letters (if required) and unqualified consents for use of their reports, on customary terms and consistent with customary practice in connection with the Financing.

Expenses

Except as otherwise expressly provided in the Merger Agreement, all expenses incurred by the parties thereto will be borne solely by such party that has incurred such expenses, whether or not the Merger is consummated.

If the Merger is consummated, (a) all expenses of printers utilized by the parties thereto in connection with printing and mailing the registration statements and, if applicable, the Schedule TO (“Printing Fees”), (b) all SEC filing fees relating to the transactions contemplated by the Merger Agreement (“SEC Filing Fees”), (c) all filing fees payable to any governmental authority with respect to the filings of any required notices under the HSR Act or other competition law, foreign investment laws or any other regulatory approvals (“Regulatory Filing Fees”), and (d) all expenses related to the Financing, in each case, will be borne 100% by SpinCo.

All expenses relating to a delayed transfer or conveyance of any asset or acceptance or assumption of any liability pursuant to certain sections of the Separation Agreement, in each case, which would have been a transaction expense borne by Eaton if incurred at or prior to the consummation of the transactions, will be borne 100% by Eaton.

In the case of a termination of the Merger Agreement, (a) all Printing Fees, (b) all SEC Filing Fees, (c) all Regulatory Filing Fees and (d) all expenses related to the Financing, in each case, will be borne equally by Eaton and Dana, in each case, except where termination of the Merger Agreement is due to a breach by one of the parties, in which case such fees will be borne by the breaching party.

Certain Other Covenants and Agreements

The Merger Agreement contains certain other covenants and agreements, including covenants (with certain exceptions specified in the Merger Agreement) relating to:

•	access to each of Dana’s and SpinCo’s representatives and assets and to all existing books, records, work papers and other documents and related information;

•	SpinCo’s indemnification of each present and former director and officer of Dana and SpinCo (and their respective subsidiaries) for six years after the Effective Time;

•	advance consent requirements for public announcements concerning the Merger Agreement and the Transactions;

•	Section 16 matters;

•	the Exchange Offer;

•	the listing of the SpinCo common stock issued in the Merger on the NYSE and deregistration of Dana common stock;

•	confidentiality;

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

•	the Royal Precision Purchase Agreement;

•	Eaton’s obligations to cause SpinCo and Merger Sub to perform their obligations under the Merger Agreement and the Separation Agreement;

•	Eaton’s delivery of the sole shareholder approvals for SpinCo and Merger Sub;

•	the resignation of certain officers and directors of SpinCo;

•	the completion of works council notification and consultation processes;

•	the negotiation of the Transition Services Agreement and certain commercial arrangements;

•	the identification of Eaton names used in the Mobility Business;

•	IT systems separation and migration; and

•	certain intellectual property covenants relating to trademarks and existing agreements.

Conditions to the Merger

The obligations of the parties to the Merger Agreement to consummate the Merger are subject to the fulfillment (or, to the extent permitted by applicable law, written waiver by Eaton and Dana) at or prior to the closing of the Merger, of each of the following conditions:

•	the expiration or termination of any applicable waiting period under the HSR Act, and the receipt of all other required regulatory approvals;

•	the consummation of the Restructuring and the Distribution in accordance with the Separation Agreement;

•

the effectiveness of the SpinCo registration statements, and the absence of any stop order or actions seeking a stop order with respect thereto, and the expiration of any applicable offer period or notice period under stock exchange rules or securities laws in connection with the Distribution;

•	the approval for listing on the NYSE of the SpinCo common stock to be distributed pursuant to the Distribution and issued pursuant to the Merger;

•	the approval of the Merger Agreement and the Merger by Dana stockholders will have been obtained, in accordance with applicable law and the rules and regulations of the NYSE; and

•

the absence of any law enacted (in any jurisdiction where any of Eaton, SpinCo or Dana conduct non de minimis operations or own non de minimis amounts of assets) or governmental order issued by a governmental authority that has the effect of restraining, enjoining or prohibiting the Restructuring, the Distribution or the Merger.

Eaton’s, SpinCo’s and Merger Sub’s obligations to consummate the Merger are subject to the fulfillment (or, to the extent permitted by applicable law, waiver by Eaton), at or prior to the closing of the Merger, of each of the following additional conditions:

•

Dana will have performed in all material respects all obligations and complied in all material respects with all covenants required by the Merger Agreement to be performed or complied with at or prior to the closing;

•

the accuracy of Dana’s representations and warranties set forth in the Merger Agreement, generally both as of the date of the Merger Agreement and as of the Closing, subject to certain specified materiality standards;

•	the receipt by Eaton of the Eaton Tax Opinions from Eaton Tax Counsel, which opinions will not have been withdrawn or modified in any material respect; and

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

•

Dana will have delivered to Eaton a certificate certifying that certain conditions above have been satisfied, and Dana (or its applicable subsidiary) will have entered into the applicable Transaction Documents.

Dana’s obligations to consummate the Merger are subject to the fulfillment (or, to the extent permitted by applicable law, waiver by Dana), at or prior to the closing of the Merger, of each of the following additional conditions:

•

SpinCo, Merger Sub and Eaton will have performed in all material respects and complied in all material respects with all covenants required by the Merger Agreement to be performed or complied with at or prior to the closing;

•

the accuracy of Eaton’s representations and warranties (including with respect to SpinCo and Merger Sub) set forth in the Merger Agreement, generally both as of the date of the Merger Agreement and as of the Closing, subject to certain specified materiality standards;

•	the receipt by Dana of the Merger Tax Opinion from Dana Tax Counsel, which opinion will not have been withdrawn or modified in any material respect; and

•

Eaton will have delivered to Dana a certificate certifying that certain conditions above have been satisfied, and SpinCo, Merger Sub and Eaton will have entered into the applicable Transaction Documents.

Termination

The Merger Agreement may be terminated at any time prior to the Effective Time by mutual written consent of Dana and Eaton. Also, subject to certain qualifications and exceptions, either Eaton or Dana may terminate the Merger Agreement prior to the consummation of the Merger if:

•

the closing has not occurred by June 10, 2027, subject to extension by either party for an additional period of three months if, as of such date, all conditions to the Merger have been satisfied or waived other than those relating to certain regulatory approvals, or the consummation of the Restructuring and Distribution;

•

a governmental authority of competent jurisdiction in any jurisdiction will have enacted any law (in any jurisdiction where any of Eaton, SpinCo or Dana conduct non de minimis operations or own non de minimis amounts of assets) or will have issued or granted any final and non-appealable governmental order, in each case, that is still in effect, permanently enjoining or prohibiting the Restructuring, the Distribution or the Merger; or

•

the Dana stockholder approval of the Merger Agreement and the Merger was not obtained at the stockholder meeting for the purpose of obtaining such approval or at any adjournment or postponement thereof.

In addition, subject to specified qualifications and exceptions, Dana may terminate the Merger Agreement if:

•

prior to the time the Dana stockholders approve the Merger Agreement and the Merger, the Dana board authorizes Dana to enter into a definitive written agreement with respect to a Superior Proposal, Dana enters into such agreement concurrently with the termination, and Dana pays Eaton the $158,700,000 termination fee; or

•

there has been a breach of any representation, warranty, covenant or agreement made by Eaton, SpinCo or Merger Sub in the Merger Agreement, or any such representation and warranty has become untrue after the date of the Merger Agreement, such that the conditions to Dana’s obligation to consummate the Merger would not be satisfied, and such breach or condition is not curable or, if curable, is not cured within the earlier of 45 days after written notice thereof is given by Dana to Eaton or three business days before the Outside Date.

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

In addition, subject to certain qualifications and exceptions, Eaton may terminate the Merger Agreement if:

•	at any time prior to the time the Dana stockholders approve the Merger Agreement and the Merger, the Dana board has made or announced a Dana Change of Recommendation; or

•

there has been a breach of any representation, warranty, covenant or agreement made by Dana in the Merger Agreement, or any such representation and warranty has become untrue after the date of the Merger Agreement, such that the conditions to Eaton’s obligation to consummate the Merger would not be satisfied, and such breach or condition is not curable or, if curable, is not cured within the earlier of 45 days after written notice thereof is given by Eaton to Dana or three business days before the Outside Date.

In the event of termination of the Merger Agreement, the Merger Agreement will terminate without any liability for any party except as described in “-Termination Fee and Certain Expenses,” provided that termination will not relieve any party of liability or damages resulting from any willful breach of the Merger Agreement.

Termination Fee and Certain Expenses

The Merger Agreement provides that, upon termination of the Merger Agreement under specified circumstances, Dana is required to pay Eaton a termination fee of $158,700,000. The circumstances under which this termination fee would be payable include if Eaton terminates the Merger Agreement following the occurrence of a Dana Change of Recommendation or if Dana terminates the Merger Agreement to enter into a definitive written agreement with respect to a Superior Proposal.

In addition, if the Merger Agreement is terminated under any of the circumstances listed below, and (a) a Competing Proposal was publicly announced (or otherwise communicated to the Dana board) at any time after the date of the Merger Agreement and not withdrawn or otherwise abandoned prior to a certain date (depending on the reason for termination), and (b) within twelve months after the date of such termination, a transaction in respect of a Competing Proposal is consummated or Dana enters into an Alternative Acquisition Agreement in respect of a Competing Proposal (where the definition of “Competing Proposal” is revised such that all references to “20%” instead refer to “50%”), then Dana must pay Eaton the $158,700,000 termination fee:

•

if the Merger Agreement is terminated by Eaton or Dana because the closing has not occurred by the Outside Date, and the vote of Dana’s stockholders to approve the Merger Agreement and the Merger has not occurred (provided that the conditions relating to regulatory approvals and the absence of a restraining law or order was satisfied at such time of termination);

•	if the Merger Agreement is terminated by either Eaton or Dana due to the failure to obtain approval of Dana stockholders; or

•

if the Merger Agreement is terminated by Eaton because Dana has committed an uncured or incurable breach of any representation, warranty, covenant or agreement in the Merger Agreement such that the conditions to the closing of the Merger would not be satisfied.

In addition, if the Merger Agreement is terminated due to the failure to obtain the approval of Dana stockholders (or in certain other circumstances where Eaton was entitled to terminate on such basis), Dana will pay to Eaton its expenses incurred since February 25, 2026, in an amount not to exceed $20,000,000.

Specific Performance

In the Merger Agreement, the parties have agreed that the remedies at law for any breach or threatened breach, including monetary damages, are inadequate compensation for any loss. Accordingly, the parties have agreed that each party will have the right to specific performance and injunctive or other equitable relief in respect of its rights under the Merger Agreement without the requirement for the securing or posting of any bond.

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

Amendments

The Merger Agreement may be amended or modified in whole or in part, only by a duly authorized agreement in writing executed by the parties to the Merger Agreement.

The Separation Agreement

The following is a summary of the material provisions of the Separation Agreement. This summary is qualified in its entirety by reference to the full text of the Separation Agreement, which is incorporated by reference in this prospectus. Shareholders of Eaton and stockholders of Dana are urged to read the Separation Agreement in its entirety. This description of the Separation Agreement has been included to provide Eaton shareholders and Dana stockholders with information regarding its terms. The rights and obligations of the parties are governed by the express terms and conditions of the Separation Agreement and not by this summary or any other information included in this prospectus. It is not intended to provide any other factual information about Eaton, Eaton Ohio, Eaton HoldCo, SpinCo, Dana or Merger Sub. Information about Eaton, SpinCo, Dana and their respective businesses can be found elsewhere in this prospectus and in the documents incorporated by reference herein. See also “Where You Can Find Additional Information; Incorporation By Reference.”

Descriptions regarding the assets and liabilities conveyed to SpinCo and retained by the Eaton Group contained in the Separation Agreement are qualified by certain information that has been exchanged separately between Eaton, Dana and SpinCo (including in the disclosure letter to the Separation Agreement) and that is not reflected in the Separation Agreement. Accordingly, Eaton shareholders and Dana stockholders should not rely on the general descriptions of assets and liabilities in the Separation Agreement, as they may have been modified in important ways by the information exchanged separately between the parties.

Overview

The Separation Agreement provides for the separation of the Mobility Business from Eaton, including by specifying which assets of Eaton and its Subsidiaries related to the Mobility Business are to be transferred to, and which liabilities of Eaton and its Subsidiaries related to the Mobility Business are to be assumed by, SpinCo and other members of the SpinCo Group, and sets forth when and how these transfers and assumptions will occur. The Separation Agreement also includes procedures by which Eaton and SpinCo will become separate and independent companies. The matters addressed by the Separation Agreement include, but are not limited to, the matters described below.

In connection with the Separation, a subsidiary of Dana and Eaton Ohio will also enter into the Royal Precision Purchase Agreement, pursuant to which 100% of the equity interests of Royal Precision Holdings Corp. will be transferred directly from Eaton Ohio to the acquiring Dana subsidiary. The transactions contemplated by the Royal Precision Purchase Agreement form part of the series of transactions related to the acquisition of the Mobility Business by Dana and will occur in connection with the Closing of the Merger. For more information see the summary of the Royal Precision Purchase Agreement below.

Transfer of Assets and Assumption of Liabilities

Generally, pursuant to and subject to the terms and conditions contained in the Separation Agreement, Eaton and SpinCo have agreed to effect the Restructuring to result in SpinCo and its subsidiaries owning and operating the Mobility Business, and Eaton and its subsidiaries owning and operating the businesses of Eaton other than the Mobility Business, which businesses we refer to as the Eaton Retained Business, including:

•	Members of the Eaton Group will transfer to SpinCo certain assets related to the Mobility Business, and SpinCo will assume certain liabilities related to the Mobility Business; and

•	Eaton will retain assets and liabilities that are not transferred to, or assumed by, SpinCo in the Separation.

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

The assets to be transferred or assigned to SpinCo include, among other things, the following assets of the Eaton Group as of immediately prior to the Distribution (subject to certain exceptions and the terms and conditions contained in the Separation Agreement):

•	all assets that are provided by the Separation Agreement or any ancillary agreement as assets to be assigned to or retained by, or allocated to, any member of the SpinCo Group;

•

all assets of the SpinCo Group or the Mobility Business reflected on the audited combined balance sheets of SpinCo as of December 31, 2025, subject to any dispositions subsequent to the date thereof, excluding cash and cash equivalents except as specified in the Separation Agreement for the benefit of SpinCo;

•

all assets as of the Distribution that are of a nature or type that would have resulted in such assets being included or reflected on the audited combined balance sheets of SpinCo as of December 31, 2025 if such balance sheet were prepared as of the Distribution, excluding any intellectual property;

•

all equity interests in the members of the SpinCo Group (other than SpinCo) and all other equity, partnership, membership, joint venture and similar interests held by any member of the SpinCo Group or as specified in the schedules to the Separation Agreement;

•

the following contracts to which Eaton or any of its subsidiaries is a party or by which Eaton or any of its Subsidiaries or any of their respective assets is bound, in each case, immediately prior to the Distribution: (a) any such contract that is primarily related to the Mobility Business, other than certain identified contracts that relate to both the Mobility Business and Eaton’s retained businesses, any joint venture governing agreement, any contract relating to the leasing, subleasing, licensing or occupancy of real property or any asset retained by Eaton, (b) certain identified contracts governing joint ventures that are assets of SpinCo, (c) certain other contracts specifically identified on schedules to the Separation Agreement, and (d) any contract that is otherwise contemplated pursuant to the Separation Agreement or ancillary agreements to be an asset of SpinCo (collectively, the “SpinCo Contracts”);

•	all rights related to the portion of any shared contract or surviving intercompany arrangement that relate to the Mobility Business;

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certain identified owned real property (the “SpinCo Owned Real Property”) and leased real property (the “SpinCo Leased Real Property”), including the real property leases for such leased real property (the “SpinCo Real Property Leases”);

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the intellectual property (other than software and databases) owned by Eaton or its subsidiaries that is primarily related to the Mobility Business and the software and databases that are owned by Eaton or its Subsidiaries that are exclusively related to the Mobility Business (subject to certain exceptions for identified “Eaton” trademarks and other intellectual property) (collectively, the “SpinCo Intellectual Property”);

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any benefit plan sponsored or maintained by any member of the SpinCo Group or other benefit plan sponsored or maintained by Eaton or any of its subsidiaries (other than the SpinCo Group) exclusively for the benefit of employees or former employees that are assets of SpinCo (collectively, the “SpinCo Benefits Plans”), and all assets, trusts, insurance policies, funding instruments and administrative contracts related thereto;

•

all tangible personal property and interests therein, including machinery, equipment, furniture, office equipment, vehicles, and other tangible property that is used or held for use primarily in the conduct of the Mobility Business;

•	all raw materials, work-in-process, finished goods, supplies and other inventories that are used or held for use primarily in the conduct of the Mobility Business;

•	all trade accounts receivable and other receivables (other than certain surviving intercompany receivables) to the extent related to the Mobility Business;

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

•	all permits that are primarily used in, or exclusively required for, the operation or ownership of the Mobility Business or any asset allocated to SpinCo (the “SpinCo Permits”);

•	certain identified insurance policies and programs (the “SpinCo Insurance Policies”);

•

subject to certain exceptions, the business records exclusively related to the Mobility Business (excluding intellectual property except for the SpinCo Intellectual Property) (the “SpinCo Business Records”);

•	certain identified assets listed on the schedules to the Separation Agreement;

•	all causes of action (including counterclaims) and defenses against third parties to the extent related to the assets transferring to SpinCo (except where identified as an Eaton retained asset);

•	all other assets of Eaton and its subsidiaries that are or were, during the twelve months prior to the Distribution, primarily used in or related to the Mobility Business.

The Separation Agreement provides that the assets to be transferred or assigned to SpinCo will not include, among other things, any of the following assets, which shall be retained by Eaton:

•	all assets that are provided by the Separation Agreement or any ancillary agreement as assets to be retained by, or allocated to, any member of the Eaton Group;

•	all cash and cash equivalents, other than cash specified in the Separation Agreement for the benefit of SpinCo;

•	all equity interests in the members of the Eaton Group;

•	all real property other than the SpinCo Owned Real Property and SpinCo Leased Real Property;

•	except for the SpinCo Contracts, the SpinCo Real Property Leases or certain identified shared contracts, all interests of Eaton and its subsidiaries in contracts;

•	all causes of action (including counterclaims) and defenses of Eaton and its subsidiaries against third parties to the extent relating to Eaton’s retained businesses, assets and liabilities;

•	all intellectual property other than the SpinCo Intellectual Property, including the “Eaton” trademarks;

•	all nontransferable permits and permits that are not primarily used in, or primarily required for, the operation or ownership of the Mobility Business or the assets transferring to SpinCo;

•	all insurance policies and programs other than the SpinCo Insurance Policies;

•	all personnel and employment records for employees and former employees of Eaton and its subsidiaries who are not transferring to SpinCo;

•	all business records other than the SpinCo Business Records;

•	all rights related to the portion of any shared contract or surviving intercompany arrangement that relate to Eaton’s retained businesses;

•	certain identified assets listed on the schedules to the Separation Agreement; and

•	all other assets of Eaton and its subsidiaries that are not assets transferring to SpinCo or are not (during the 12 months prior to the Distribution) primarily used in the Mobility Business.

The liabilities that are to be assumed by SpinCo under the Separation Agreement include, among other things, the following liabilities (subject to the terms and conditions contained in the Separation Agreement):

•	all liabilities that are provided by the Separation Agreement or any ancillary agreement as liabilities to be assumed or retained by, or allocated to, any member of the SpinCo Group;

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

•	all liabilities to the extent arising from, related to or resulting from the assets transferring to SpinCo or the ownership, operation or conduct of the Mobility Business;

•

all liabilities included or reflected as liabilities of the SpinCo Group or the Mobility Business on the audited combined balance sheets of SpinCo as of December 31, 2025, subject to any discharge subsequent to the date thereof;

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all liabilities as of the Distribution that are of a nature or type that would have resulted in such liabilities being included or reflected on the audited combined balance sheets of SpinCo as of December 31, 2025 if such balance sheet were prepared as of the Distribution;

•

except to the extent set forth in the Real Estate Matters Agreement, all liabilities arising under environmental laws, to the extent related to, arising out of or resulting from the assets transferring to SpinCo or the Mobility Business;

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except as set forth in the Employee Matters Agreement, all liabilities to the extent relating to, arising out of or resulting from the employment or services, or termination of employment or services, of any employee or former employee transferring to SpinCo, or any SpinCo Benefit Plan;

•	all liabilities to the extent arising from the portion of any shared contract or surviving intercompany arrangement that are related to the Mobility Business;

•	certain identified liabilities listed in the schedules to the Separation Agreement; and

•

all liabilities to the extent relating to, arising out of or resulting from any untrue statement or alleged untrue statement of a material fact or omission with respect to information solely regarding Dana in certain SEC disclosure documents.

The Separation Agreement provides that SpinCo will not assume, among other things, any of the following liabilities, which will be retained by Eaton:

•	all liabilities of Eaton and its subsidiaries to the extent relating to, arising out of, or resulting from, any asset or business retained by Eaton;

•

all obligations of Eaton and its subsidiaries to the extent relating to, arising out of or resulting from the portion of any shared contract or surviving intercompany arrangement related to Eaton’s retained businesses;

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certain identified liabilities listed on schedules to the Separation Agreement, including the asbestos-related liabilities set forth on Section 1.1(h) of the schedules to the Separation Agreement arising out of or resulting from the manufacture, distribution, handling, use or sale of asbestos or products containing asbestos (including exposure at facilities currently or formerly owned, operated or used by Eaton or SpinCo), in each case, prior to the Distribution. The asbestos-related liabilities retained by Eaton include liabilities in respect of claims first asserted before, on or after the Distribution, so long as the underlying conduct, product manufacture, distribution, handling, use or sale, or exposure, occurred prior to the Distribution. The Additional Eaton Parties (referred to in the Separation Agreement as the “Eaton Indemnitors”) are obligated under the Separation Agreement to indemnify SpinCo for these retained asbestos-related liabilities, without a dollar cap, subject to the general indemnification procedures described below under “—Indemnification”;

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all liabilities to the extent relating to, arising out of or resulting from any untrue statement or alleged untrue statement of a material fact or omission with respect to information regarding Eaton, any member of the Eaton Group, Eaton’s retained businesses, SpinCo, any member of the SpinCo Group or the Mobility Business in certain SEC disclosure documents; and

•	all liabilities that are provided by the Separation Agreement or any ancillary agreement as liabilities to be assumed or retained by, or allocated to, any member of the Eaton Group.

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

Shared Contracts

The Separation Agreement provides that the parties will use their reasonable best efforts to apportion certain identified contracts that relate both to the Mobility Business and Eaton’s other businesses such that (a) a member of the SpinCo Group will be the beneficiary of the rights and is responsible for the obligations related to the Mobility Business, and (b) a member of the Eaton Group will be the beneficiary of the rights and is responsible for the obligations related to the Eaton retained businesses. If the parties are not able to enter into an arrangement to formally separate shared contracts prior to the Distribution then, until the earliest of (a) such formal separation, and (b) the expiration of the term of such shared contract, the parties will cooperate in any reasonable and legally permissible arrangement to provide that, following the Distribution, the SpinCo Group will receive the benefits and obligations related to the Mobility Business and the Eaton Group will receive the benefits and obligations related to the Eaton retained businesses.

The Contribution and the SpinCo Cash Payment

As part of the Restructuring and prior to the Distribution, in consideration of the transfer of SpinCo Assets, SpinCo or a member of the SpinCo Group will pay to one or more affiliates of Eaton (excluding Eaton) cash equal to $1,101,355,919, subject to a customary cash and indebtedness adjustment and the Distribution True-Up Adjustment, increased as a result of any pre-Closing share repurchases by Dana pursuant to the Share Buyback Side Letter and reduced by the Royal Precision Purchase Price and the Specified Asset Purchase Price (the “SpinCo Cash Payment”).

As part of the Restructuring and prior to the Distribution, Eaton Ohio will, pursuant to the Eaton Ohio Contribution, contribute certain SpinCo Assets to SpinCo in consideration for (a) SpinCo’s assumption of certain SpinCo Liabilities, (b) the issuance of SpinCo common stock and (c) receipt of a portion of the SpinCo Cash Payment.

The Eaton Ohio Distribution

Following the Eaton Ohio Contribution (including Eaton Ohio’s receipt of a portion of the SpinCo Cash Payment), Eaton Ohio will distribute 100% of the SpinCo common stock held by it to Eaton Holding XIII S.à r.l., a Luxembourg entity, pursuant to the Eaton Ohio Distribution. Following the Eaton Ohio Distribution, certain other members of the Eaton Group (excluding Eaton) will contribute, transfer and deliver to SpinCo or other members of the SpinCo Group certain additional SpinCo Assets and SpinCo Liabilities relating to the Mobility Business. Thereafter, members of the Eaton Group will transfer, directly or indirectly, 100% of the outstanding SpinCo common stock to Eaton, resulting in Eaton owning directly 100% of the outstanding SpinCo common stock immediately prior to the Distribution.

The Distribution

In the Distribution, Eaton will make a distribution to be effected by causing SpinCo to issue 100% of the outstanding shares of SpinCo common stock to Eaton shareholders, which distribution Eaton has elected to complete by means of an Exchange Offer, in which Eaton will redeem Eaton Ordinary Shares held by electing shareholders in exchange for SpinCo’s issuance of shares of SpinCo common stock to such electing shareholders. If less than all shares of SpinCo common stock are exchanged in the Exchange Offer, the remaining shares of SpinCo common stock that are not issued pursuant to the Exchange Offer will be issued to Eaton shareholders as part of a Clean-Up Spin-Off, whereby any remaining shares of SpinCo common stock will be distributed to Eaton’s shareholders on a pro rata basis on the Distribution Date immediately following the consummation of the Exchange Offer.

The aggregate number of shares of SpinCo common stock to be issued in the Distribution (the “Distribution Ratio”) will be determined by (a) multiplying the number of shares of Dana common stock immediately prior to

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

the Distribution (on a fully diluted basis) by a fraction equal to 50.1 divided by 49.9 (the “Distribution Issuance”) and (b) dividing the Distribution Issuance by the number of Eaton Ordinary Shares issued and outstanding immediately prior to the Distribution. As a result, immediately following the Merger, former Eaton shareholders are expected to hold 50.1%, and former Dana stockholders 49.9%, of the outstanding SpinCo common stock, in each case on a fully diluted basis.

Conditions to the Distribution

The obligation of Eaton to complete the Distribution is subject to the satisfaction or waiver by Eaton (provided that certain conditions cannot be waived without Dana’s prior written consent) of the following conditions:

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the Restructuring (including the SpinCo Cash Payment) having been completed substantially in accordance with an agreed restructuring plan (other than steps contemplated to occur at or after the Distribution);

•

Eaton’s board of directors having determined that Eaton has sufficient distributable reserves to effect the Distribution, has declared the Distribution and has approved all related transactions, and such declaration has not been withdrawn;

•	consummation or satisfaction of the SpinCo Cash Payment;

•	Eaton having received the Eaton Tax Opinions;

•	no order, injunction or decree issued by any governmental authority, or other legal restraint or prohibition, preventing the consummation of the Distribution or the related transactions, is pending;

•

each of the Employee Matters Agreement, Confirmation of Intellectual Property Assignment, Intellectual Property Cross License Agreement, Trademark License Agreements, Tax Matters Agreement, Real Estate Matters Agreement and Transition Services Agreement has been duly executed by the parties thereto;

•

an independent appraisal firm having delivered one or more opinions to the boards of directors of Eaton and SpinCo confirming the solvency and surplus of SpinCo after giving effect to the SpinCo Cash Payment and the Distribution, with such opinions in a form and substance reasonably acceptable to Dana and not withdrawn; and

•

each of the conditions precedent to the consummation of the Merger having been satisfied or waived (other than the conditions that the Restructuring and the Distribution have been consummated), in each case other than those conditions that, by their nature, are to be satisfied contemporaneously with the Distribution or the Merger.

Treatment of Intercompany Arrangements and Accounts

Eaton and Dana have agreed that, no later than the Distribution effective time, subject to certain limited exceptions, each contract between Eaton or any member of the Eaton Group and SpinCo or any member of the SpinCo Group will be terminated, effective as of the Distribution Time. In addition, subject to certain limited exceptions, all intercompany accounts between Eaton and SpinCo will be settled or otherwise eliminated.

Mutual Releases

The Separation Agreement provides that, subject to certain exceptions specified in the Separation Agreement, effective as of the time of the Distribution, SpinCo (on behalf of the SpinCo Group and related persons) will release and discharge the Eaton Group and related persons, and Eaton (on behalf of the Eaton Group and related persons) will release and discharge the SpinCo Group and related persons, from all liabilities

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

existing or arising from any acts, events or conditions existing or occurring on or before the Distribution, including in connection with the implementation of the Restructuring and the Distribution.

These releases will not, among other limitations, extend to obligations or liabilities under the Separation Agreement, the Merger Agreement, any ancillary agreement relating to the transaction or any surviving intercompany arrangement.

Indemnification

The Separation Agreement provides that SpinCo will indemnify, defend and hold harmless the members of the Eaton Group and their respective directors, officers, employees, heirs, executors, administrators, successors and assigns from and against all liabilities relating to, arising out of or resulting from: (a) the liabilities assumed or retained by the SpinCo Group pursuant to the Separation Agreement; (b) any breach by SpinCo or any member of the SpinCo Group of the Separation Agreement or any ancillary agreement (unless such ancillary agreement provides its own separate indemnification); and (c) any breach of SpinCo’s representations made in the Separation Agreement.

The Separation Agreement provides that the Additional Eaton Parties (or, as referred to in the Separation Agreement, the “Eaton Indemnitors”) will jointly and severally indemnify, defend and hold harmless the members of the SpinCo Group, SpinCo’s affiliates (and their respective directors, officers, employees, heirs, executors, administrators, successors and assigns) from and against all liabilities relating to, arising out of or resulting from: (a) the liabilities assumed or retained by the Eaton Group pursuant to the Separation Agreement; (b) any breach by any member of the Eaton Group of the Separation Agreement or any ancillary agreement (unless such ancillary agreement provides its own separate indemnification); and (c) any breach of the Eaton Indemnitors’ or Eaton Group’s representations made in the Separation Agreement. Other than the Additional Eaton Parties, no other members of the Eaton Group, including Eaton, will have any indemnification obligations under the Separation Agreement.

Under the Separation Agreement, each indemnifying party’s indemnification obligations are uncapped and the amount of any indemnifiable loss will be net of any insurance proceeds or other amounts actually recovered from any person in respect of the indemnifiable liability. Each indemnified party must use its reasonable best efforts to collect or recover any insurance proceeds or other proceeds to which the indemnified party is entitled in connection with any liability for which the indemnified party seeks indemnification pursuant to the Separation Agreement.

Insurance

Following the time of the Distribution, the SpinCo Group will cease to be insured under the insurance policies of the Eaton Group; provided, that the SpinCo Group will have the right to assert the following matters under the applicable insurance policies: (a) circumstances known by the Eaton Group or SpinCo Group or claims made against the SpinCo Group or the Eaton Group, in each case, that were reported to the applicable insurer(s) prior to the Distribution that results in insurance coverage under policies (excluding self-insurance and captive insurance) in effect prior to the Distribution or under any extended reporting period thereof, (b) claims for any incident occurring prior to the Distribution and made under certain identified insurance policies in effect prior to the Distribution and (c) if Eaton elects by written notice to SpinCo, claims made against the SpinCo Group after the Distribution in respect of a pre-closing occurrence that results in a liability under certain “claims-made-based” insurance policies, including any runoff coverage thereunder, of the Eaton Group.

Non-Solicitation and Non-Competition Covenants

For a period of 18 months after the Distribution, no party will solicit or hire the other party’s executives, officers or employees, subject to customary exceptions for general solicitations not specifically targeted at such persons, and persons who left the other party’s employment six or more months prior to the solicitation.

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

In addition, for a period of three years after the Distribution, neither Eaton nor any member of the Eaton Group will engage in (or own an equity interest in a Person engaged in) the manufacture, marketing, distribution or sale of specified products to specified end markets, anywhere in the world, subject to certain specified exceptions.

Access to Information

Following the Distribution each of Eaton and SpinCo and their respective group members will provide to the other, as soon as reasonably practicable after written request, any information in its possession or under its control which the requesting party requests (a) as reasonably needed to comply with reporting, disclosure, filing or other requirements imposed by a governmental authority, (b) to use in any judicial, regulatory, administrative or other actual or potential action or internal investigation, or (c) to comply with its obligations under the Separation Agreement, the Merger Agreement or any ancillary agreement.

The parties agree to use reasonable best efforts to retain all information in their respective possession and relating to the other party or its businesses, in each case, in accordance with such party’s document retention policies.

Termination

The Separation Agreement will terminate simultaneously with a termination of the Merger Agreement prior to the Distribution or otherwise only by a written agreement signed by each of the parties. In the event of such a termination none of the parties will have any liability to any person by reason of the Separation Agreement.

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

ADDITIONAL AGREEMENTS RELATED TO THE SEPARATION AND THE MERGER

Royal Precision Purchase Agreement

In connection with, and as a condition to, the Closing, Eaton will cause Eaton Ohio to sell, assign, transfer and convey to a subsidiary of Dana, and a subsidiary of Dana will purchase and acquire, all of the Royal Precision Equity Interests pursuant to a Stock Purchase Agreement (the “Royal Precision Purchase Agreement”). The Royal Precision Equity Interests consist of 100% of the stock of Royal Precision Holdings Corp., a Delaware corporation. The following summary of the Royal Precision Purchase Agreement is not complete and is qualified in its entirety by reference to the full text of the Royal Precision Purchase Agreement, which is filed as an exhibit to the registration statement of which this prospectus forms a part and is incorporated by reference herein.

Upon the terms and subject to the conditions of the Royal Precision Purchase Agreement, Eaton Ohio will sell to a subsidiary of Dana, and a subsidiary of Dana will purchase, the Royal Precision Equity Interests free and clear of all liens, other than restrictions on transfer under applicable securities laws. In consideration for the Royal Precision Equity Interests, a subsidiary of Dana will deliver to Eaton Ohio (or its designee), in cash, an aggregate amount equal to the Royal Precision Purchase Price. Under the Separation Agreement, the Royal Precision Purchase Price is to be reasonably agreed by the parties in good faith and, if the parties cannot agree, reasonably determined by Eaton, in each case subject to the limitation that the price may not be set at an amount that would cause the SpinCo Cash Payment to be less than zero dollars.

The closing of the sale of the Royal Precision Equity Interests will take place simultaneously with the execution and delivery of the Royal Precision Purchase Agreement and will be coordinated to occur prior to or at the broader closing of the Separation and the Merger.

For U.S. federal (and applicable state and local) income tax purposes, Dana’s subsidiary’s purchase of the Royal Precision Equity Interests is intended to constitute a taxable sale or other disposition of property under Section 1001(a) of the Code.

Specified Asset Purchase Agreement

In accordance with the terms and conditions of the Separation Agreement, Eaton will cause a member of the Eaton Group to sell, assign, transfer and convey to a subsidiary of Dana, and a subsidiary of Dana will purchase and acquire, certain Specified Assets (as defined in the Separation Agreement) pursuant to a purchase agreement to be mutually agreed by the parties in good faith and reflective of the fair market value of the Specified Assets (the “Specified Asset Purchase Agreement”). As of the date of this prospectus, the Specified Asset Purchase Agreement has not yet been entered into and the Specified Asset Purchase Price has not yet been determined.

The closing of the sale of the Specified Assets will take place simultaneously with the execution and delivery of the Specified Asset Purchase Agreement and will be coordinated with the broader closing of the Separation and the Merger. The transactions contemplated by the Specified Asset Purchase Agreement are not expected to be material to the Separation and the Merger as the Specified Asset Purchase Agreement will not alter the overall cash consideration to be received by the Eaton Group or the scope of the Mobility Business assets to be obtained by the combined company. Absent the election made by Dana in accordance with the Separation Agreement, the Specified Assets will be transferred to a member of the SpinCo Group as part of the Restructuring.

Employee Matters Agreement

In connection with the Separation, Eaton, Eaton Ohio, Eaton HoldCo and SpinCo entered into an Employee Matters Agreement that governs the allocation among the parties of assets, liabilities, and responsibilities with respect to employee compensation, pension and benefit plans, equity awards, and related employment matters in connection with the Transactions. The following summary of the Employee Matters Agreement is not complete and is qualified in its entirety by reference to the full text of the Employee Matters Agreement, which is filed as an exhibit to the registration statement of which this prospectus forms a part and is incorporated by reference herein.

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

Employee Transfers

Effective as of the Distribution Date, other than Delayed Transfer Employees, all SpinCo Employees will be employed by a SpinCo entity.

“SpinCo Employee” means each (a) employee (including any employee on an approved leave of absence from which the employee is reasonably expected to return to active employment within 6 months following the Distribution Date) employed by Eaton or any of its subsidiaries (including any SpinCo entity) who (i) provided services to the Mobility Business that were greater than 50% of the total services provided by such individual to Eaton as of immediately prior to the Distribution and (ii) is listed on a schedule, (b) individual whose employment transfers to a SpinCo entity pursuant to applicable Law, and (c) other individual (i) listed on a schedule or (ii) hired or reassigned by Eaton or any of its subsidiaries in compliance with the Merger Agreement between the date of the Employee Matters Agreement and the Distribution Date to replace any of the individuals included on a schedule, including, in the case of clause (i) or (ii), any individual on an approved leave of absence from which the employee is reasonably expected to return to active employment within 6 months following the Distribution Date. “SpinCo Employee” excludes certain scheduled individuals.

“Delayed Transfer Employees” include SpinCo Employees who transfer to SpinCo (a) within six months after the Distribution Date due to erroneous employer assignment, (b) within six months after the Distribution Date immediately upon the employee’s return to active employment, or (c) before or at expiration of an applicable transition services agreement period as mutually determined by the Additional Eaton Parties and Dana.

General Allocation of Employee Liabilities

In general, and except as specifically provided in the Employee Matters Agreement, the Additional Eaton Parties will be solely responsible for all employment, compensation, employee benefits, and other liabilities relating to current and former Eaton employees, all liabilities relating to each Eaton benefit plan, and other liabilities expressly allocated to an Eaton entity, whether arising before, on, or after the Distribution Date.

In general, and except as specifically provided in the Employee Matters Agreement, the SpinCo Group will be solely responsible for all employment, compensation, employee benefits, and other liabilities relating to SpinCo Employees (as defined below) and any individuals who, during the 12- month period immediately prior to the Distribution, exclusively provided services to the Mobility Business and who either (a)(i) on or before the close of business on the Distribution Date retired or otherwise separated from service from Eaton and its subsidiaries, and (ii) whose last day worked with Eaton and its subsidiaries was with (A) the Mobility Business or (B) any entity that will be a SpinCo entity immediately after the Distribution (“Former SpinCo Employees”), all liabilities relating to each SpinCo benefit plan, all immigration- and visa-related liabilities for SpinCo Employees, and other liabilities expressly allocated to a SpinCo entity, whether arising before, on, or after the Distribution Date.

Liability with respect to any pre-distribution action will be (a) a SpinCo liability if it exclusively relates to SpinCo Employees and Former SpinCo Employees, (b) an Eaton liability if it exclusively relates to Eaton employees and former Eaton employees, or (c) a shared liability to the extent it cannot be readily attributed to either group.

Treatment of Benefit Plans

Other than with respect to certain defined benefit, defined contribution pension plans, and post-employment welfare benefits that will either be fully retained by Eaton or be fully conveyed to SpinCo upon the Distribution, the accounts, assets and liabilities of Eaton’s defined benefit, defined contribution plans and post-employment welfare benefits plans identified by Eaton and SpinCo with respect to SpinCo Employees or Former SpinCo

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

Employees will transfer to the applicable SpinCo entity, and the applicable SpinCo entity will establish, adopt or designate defined benefit, defined contribution plans, and post employment welfare benefits plans as necessary to receive such assets and liabilities. Such SpinCo plans will have terms and conditions that generally correspond to the terms and conditions of the transferring Eaton plans to the extent necessary to receive and hold the transferred accounts, liabilities and related assets and to provide the accrued benefits under the transferring Eaton plans.

Effective as of the Distribution Date or the Applicable Transfer Date, as applicable, SpinCo or a SpinCo entity will provide all welfare benefits required under applicable law to non-U.S. and U.S. SpinCo Employees, and the applicable SpinCo entity will establish, adopt or designate welfare plans for SpinCo Employees who were participating in a corresponding Eaton welfare plan. In the event that SpinCo or the applicable SpinCo entity (a) does not provide non-U.S. SpinCo Employees similar in-kind benefits to those provided immediately prior to the Distribution Date or a benefit plan consistent with applicable law or SpinCo’s obligations under the Employee Matters Agreement or (b) modifies any SpinCo benefit plan or term or condition of employment, in each case, in a manner that results in an obligation of any Eaton entity to pay any severance, termination, indemnity, or other similar benefit to a non-U.S. SpinCo Employee, SpinCo will reimburse and hold harmless the Eaton entities from such liabilities.

As of the Distribution Date or Applicable Transfer Date, as applicable, SpinCo will use commercially reasonable efforts to cause SpinCo welfare plans to (a) recognize (i) elections and designations of SpinCo Employees (and Former SpinCo Employees) in effect as of the Distribution Date or Applicable Transfer Date, as applicable, and (ii) amounts paid toward deductibles, co-payments, out-of-pocket maximums and coverage maximums; (b) not impose limitations on coverage for preexisting conditions to the extent such limitations were inapplicable under the applicable Eaton welfare plan prior to the Distribution Date or Applicable Transfer Date, as applicable and (c) provide service credit for SpinCo Employees’ pre-Distribution service to Eaton for eligibility, vesting and benefits, subject to exclusions for duplication, defined benefit pension and post-employment welfare benefits. The SpinCo entities and the SpinCo welfare plans will be solely responsible for all claims incurred by SpinCo Employees and their plan payees (other than severance entitlements due as a result of a pre-Distribution termination) that are unpaid as of the Distribution Date or Applicable Transfer Date, as applicable, unless and to the extent such claims are payable under an insurance policy held by an Eaton entity.

Treatment of Equity Awards

The Employee Matters Agreement provides for the treatment of Eaton equity incentive awards held by SpinCo Participants (as defined below) that are outstanding as of immediately prior to the Distribution Time.

Only the Eaton equity incentive awards held by SpinCo Participants that are outstanding as of immediately prior to the Distribution Time will be assumed by SpinCo and converted into SpinCo equity incentive awards as described below. All other Eaton equity incentive awards, including those held by current and former Eaton employees, will remain Eaton equity incentive awards on their existing terms, with the number of shares subject to such awards determined by multiplying (a) the number of equity incentive awards held by the applicable employees immediately prior to the Distribution Date by (b) the Eaton Equity Award Conversion Ratio. The Closing will not result in a “change in control” for purposes of the Eaton equity incentive awards.

Treatment of Eaton Time-Based RSUs

Prior to the Distribution, Eaton Time-Based RSUs held by SpinCo Participants will be converted pursuant to Eaton’s equity incentive plans into SpinCo Time-Based RSUs. The SpinCo Time-Based RSUs generally will remain subject to substantially the same terms, vesting conditions and other restrictions applicable to the corresponding Eaton Time-Based RSUs immediately prior to the Distribution, and the number of SpinCo Time-Based RSUs will be determined by multiplying (a) the number of Eaton Time-Based RSUs held by the SpinCo Participants immediately prior to the Distribution Date by (b) the SpinCo Equity Award Conversion Ratio, rounded up to the nearest whole unit.

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

Treatment of Eaton Performance-Based RSUs

Prior to the Distribution, Eaton Performance-Based RSUs held by SpinCo Participants will be converted, effective as of the Distribution, into SpinCo Time-Based RSUs, with the number of such SpinCo Time-Based RSUs based on (a) the number of Eaton Performance-Based RSUs held by the SpinCo Participants immediately prior to the Distribution Date, with performance vesting conditions deemed achieved as described below, multiplied by (b) the SpinCo Equity Award Conversion Ratio, rounded up to the nearest whole unit. Such SpinCo Time-Based RSUs generally will remain subject to substantially the same terms and restrictions applicable to the corresponding Eaton Performance-Based RSUs immediately prior to the Distribution, other than performance-based vesting conditions, and will remain subject to service-based vesting through the end of the original three-year performance period.

For purposes of converting Eaton Performance-Based RSUs held by SpinCo Participants, if the Distribution Date occurs on or after January 1, 2027, performance vesting conditions will be deemed achieved based on the greater of target performance and actual performance for the pro-rata portion of the performance period through December 31, 2026, and target performance for the remainder of the original performance period.

Treatment of Eaton Vested Options

Prior to the Distribution, Eaton Options held by SpinCo Participants that are vested as of the Distribution Date will remain Eaton Options, with the number of such Eaton Options adjusted by multiplying (a) the number of such Eaton Options held by a SpinCo Participant immediately prior to the Distribution Date and (b) the Eaton Equity Award Conversion Ratio, and the exercise price of such Eaton Options adjusted by dividing (i) the exercise price of such Eaton Options held by a SpinCo Participant immediately prior to the Distribution Date by (ii) the Eaton Equity Award Conversion Ratio. Each such Eaton Option held by a SpinCo Participant will remain exercisable for the lesser of one year or the remaining term of such Eaton Option, unless the SpinCo Participant is retirement eligible, in which case the Eaton Option will remain exercisable for its remaining term.

Treatment of Eaton Unvested Options

Prior to the Distribution, Eaton Options held by SpinCo Participants that are unvested and have an exercise price below the Pre-Distribution Eaton Price as of the Distribution Date will be converted pursuant to Eaton’s equity incentive plans into SpinCo Time-Based RSUs. Such SpinCo Time-Based RSUs generally will remain subject to substantially the same vesting conditions applicable to the corresponding Eaton Options immediately prior to the Distribution Date, and the number of SpinCo Time-Based RSUs will be based on the intrinsic value of the Eaton Options divided by the SpinCo VWAP, rounded down to the nearest whole unit. Eaton Options held by SpinCo Participants that are unvested and have an exercise price equal to or above the Pre-Distribution Eaton Price as of the Distribution Date will be canceled immediately prior to the Distribution Date for no consideration.

Treatment of Equity Awards on a Qualifying Termination

If, within 24 months following the Distribution Date, a SpinCo Employee’s employment is terminated by SpinCo, any of its affiliates or any successor to SpinCo without Cause (as defined in the applicable Eaton equity incentive plan), or the SpinCo Employee resigns for Good Reason (as defined in the applicable Eaton equity incentive plan), the SpinCo Employee’s outstanding SpinCo equity awards will accelerate and vest on the date of such termination.

Confirmation of Intellectual Property Assignment

On or prior to the Distribution Date, certain members of the Eaton Group and SpinCo Group will enter into a Confirmation of Intellectual Property Assignment to confirm the assignments of the intellectual property rights allocated to the SpinCo Group under the Separation Agreement to a member of the SpinCo Group and

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

intellectual property rights allocated to the Eaton Group under the Separation Agreement to a member of the Eaton Group. In connection therewith, Eaton Intelligent Power Limited (“EIPL”) and SpinCo will enter into a local transfer agreement governed by Irish law, pursuant to which EIPL will assign to SpinCo all of its right, title and interest in and to any intellectual property rights allocated to the SpinCo Group that are owned by EIPL as of the Distribution Date.

Intellectual Property Cross License Agreement

On or prior to the Distribution Date, certain members of the Eaton Group and certain members of the SpinCo Group will enter into an Intellectual Property Cross License Agreement, under which the Eaton Group parties will grant a non-exclusive, perpetual, royalty-free, worldwide license to the SpinCo Group parties under certain intellectual property rights (other than trademarks and domain names) owned by the Eaton Group and used in the Mobility Business within a certain period of time prior to the Distribution Date to continue to conduct the Mobility Business. The Eaton Group will also receive a non-exclusive, perpetual, royalty-free, worldwide license under certain intellectual property rights (other than trademarks and domain names) owned by the SpinCo Group and used in Eaton’s other businesses within a certain period of time prior to the Distribution Date to continue to conduct such businesses. Each party’s license to use the other party’s proprietary software and databases will be subject to certain customary conditions. The Intellectual Property Cross License Agreement is not terminable except with the parties’ mutual agreement.

Trademark License Agreements

Transitional Trademark License Agreement

On or prior to the Distribution, one or more members of Eaton Group and a member of the SpinCo Group will enter into a Transitional Trademark License Agreement, pursuant to which the Eaton Group parties will grant to the SpinCo party a limited, non-exclusive, royalty-free, worldwide license to continue to use certain trademarks retained by the Eaton Group (including the “Eaton” trademarks and excluding the “Breaktor” trademarks) that were used in the Mobility Business within a certain period prior to the Distribution Date in a manner that is substantially similar to that used by the Mobility Business within such period prior to the Distribution Date. Such license is limited to a transitional period of one to two years, subject to certain exceptions and certain extension rights. The SpinCo Group must use commercially reasonable efforts to cease use of the licensed trademarks as promptly as practicable following the Distribution Date. The SpinCo Group’s use of the licensed trademarks will be subject to quality control provisions, including the requirement that such use complies with Eaton’s brand guidelines. The Eaton Group parties may terminate the agreement in its entirety or with respect to affected countries for, among other things, the SpinCo Group’s or a sublicensee’s uncured material breach, any challenge by the SpinCo Group asserted against the licensed trademarks, or an assignment of the agreement or a change of control without the Eaton party’s prior written consent. The SpinCo party may terminate the agreement for any reason upon thirty (30) days’ notice to the Eaton Group parties.

Breaktor Trademark License Agreement

On or prior to the Distribution, one or more members of the Eaton Group and a member of the SpinCo Group will enter into a Breaktor Trademark License Agreement, pursuant to which the Eaton Group parties will grant to the SpinCo party a limited, non-exclusive, royalty-bearing, worldwide license to use certain “Breaktor” trademarks owned by the Eaton Group on certain combined circuit breaker and contactor product offerings commercialized by the SpinCo Group during a certain period prior to the Distribution Date for use in electric automobiles and electric commercial trucks and certain modifications or enhancements to such products, for sales to original equipment manufacturers for the same technical applications for which such products were commercialized during such period, and certain modifications or enhancements thereto, in each case in a manner that is substantially similar to that used by the Mobility Business within such period prior to the Distribution Date. The term of such license is limited to three (3) years. The SpinCo party is obligated to pay the Eaton Group

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

parties a low single digit percentage royalty on net sales of licensed products. The SpinCo Group’s use of the licensed “Breaktor” trademarks will be subject to quality control provisions, including the requirement that such use complies with Eaton’s brand guidelines. The Eaton Group parties may terminate the agreement in its entirety or with respect to affected countries for, among other things, the SpinCo Group’s or a sublicensee’s uncured material breach, any challenge by the SpinCo Group asserted against the licensed “Breaktor” trademarks, or an assignment of the agreement or a change of control without the Eaton party’s prior written consent. The SpinCo party may terminate the agreement for any reason upon thirty (30) days’ notice to the Eaton Group parties.

Tax Matters Agreement

In connection with the Closing, Eaton, Eaton Ohio, Eaton HoldCo, SpinCo and Dana will enter into a Tax Matters Agreement that governs the parties’ respective rights, responsibilities and obligations with respect to taxes of SpinCo, Eaton and their respective subsidiaries (including taxes arising in the ordinary course of business and taxes, if any, incurred as a result of any failure of the Separation to qualify for its intended tax treatment), tax benefits and attributes, the preparation and filing of tax returns, the control of audits and other tax proceedings, and assistance and cooperation in respect of tax matters. This summary is qualified by reference to the complete text of the Tax Matters Agreement, which is incorporated by reference and is filed as an exhibit to the registration statement of which this prospectus forms a part.

In general, under the Tax Matters Agreement:

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The Additional Eaton Parties will be responsible for and indemnify SpinCo for (a) any taxes required to be reported on any tax return that includes one or more members of the Eaton Group and one or more members of the SpinCo Group, and any consolidated, combined, unitary or similar income tax return required to be filed by Eaton or a member of the Eaton Group as common parent (or similar concept) for any period (a “Joint Return”) (including any taxes arising from an audit, review, examination, assessment or any other administrative or judicial proceeding with respect to taxes (including any administrative or judicial review of any claim for any tax benefit) (a “Tax Contest”) relating to any such Joint Return); (b) any taxes that are solely attributable to the businesses and operations conducted by Eaton and its subsidiaries other than the Mobility Business; (c) taxes for the pre-Distribution periods arising out of or resulting from certain enumerated Tax Contests set forth on Exhibit B of the Tax Matters Agreement (the “Exhibit B Tax Controversies”) in an amount, in the aggregate, not in excess of $255,000,000 (the “Eaton Tax Indemnity Cap”); (d) with respect to any pre-Distribution period (but excluding any taxes arising from the Exhibit B Tax Controversies), (i) any taxes required to be reported on a SpinCo separate return and (ii) any taxes that are attributable to the Mobility Business (in the case of both (d)(i) and (d)(ii), (A) including controlled foreign corporation (“CFC”) taxes of certain specified entities, (B) including certain other CFC taxes attributable to certain SpinCo CFC members, but only to the extent certain conditions set forth in the Tax Matters Agreement are satisfied, and (C) excluding any non-U.S. taxes related to a Tax Contest attributable to the Mobility Business that is commenced, first proposed or first threatened after the Closing Date); (e) taxes (including transfer taxes, other than transfer taxes arising from the Merger) attributable to the Separation; and (f) generally, 100% of any taxes resulting from a failure of the Transactions to qualify for the intended tax treatment set forth in the Tax Matters Agreement, except that Eaton is generally not responsible for any such taxes caused by specified actions of (or relating to) SpinCo or Dana (unless such taxes were also caused by specified actions of (or relating to) Eaton, in which case the Additional Eaton Parties remain liable to the extent of their relative fault).

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SpinCo will be responsible for and indemnify the Additional Eaton Parties for (a) any taxes required to be reported on a SpinCo separate return and any taxes attributable to the Mobility Business, in each case, for the post-Distribution period; (b) any non-U.S. taxes reported or required to be reported on a SpinCo separate return for a pre-Distribution period relating to a Tax Contest attributable to the Mobility Business that is commenced, first proposed or first threatened after the Closing Date, other than an Exhibit B Tax Controversy; (c) certain CFC taxes determined under the Tax Matters

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

Agreement to be the responsibility of SpinCo; (d) any taxes arising out of or resulting from one of the Exhibit B Tax Controversies in excess of the Eaton Tax Indemnity Cap; (e) any taxes attributable to an action by SpinCo or a member of the SpinCo Group at the direction of Dana (or a subsidiary or affiliate of Dana) that is not in the ordinary course of business (and not expressly required by the Merger Agreement or any Transaction Documents or any action undertaken pursuant to, or prior to, the Separation) effected after the Distribution and on the date of the Distribution; (f) transfer taxes resulting from the Merger that are the responsibility of SpinCo or Dana pursuant to the Merger Agreement; (g) generally, 100% of any taxes resulting from a failure of the Transactions to qualify for the intended tax treatment set forth in the Tax Matters Agreement that is caused by specified actions of (or involving) SpinCo or Dana (unless such taxes were also caused by specified actions of (or relating to) Eaton, in which case SpinCo would generally remain liable to the extent of its relative fault); and (h) taxes of Eaton and its subsidiaries arising out of the purchase of the Specified Assets pursuant to the Specified Asset Purchase Agreements.

Except for the Exhibit B Tax Controversies that are subject to the Eaton Tax Indemnity Cap, the parties’ obligations under the Tax Matters Agreement will not be limited in amount or subject to any cap. The Tax Matters Agreement does not provide for an indemnity to any shareholder of SpinCo or Dana or any shareholder of Eaton as a result of any failure of the Separation to qualify for its intended tax treatment. Pursuant to the Tax Matters Agreement, the Additional Eaton Parties shall be liable for, and shall indemnify and hold harmless the SpinCo Group from and against, any taxes for the pre-Distribution periods arising out of or resulting from any “Exhibit B Tax Controversies”, which includes the Brazilian tax cases as referenced in Note 12 of the financial statements of SpinCo that are included in this prospectus, but only in an amount, determined in the aggregate based on all Exhibit B Tax Controversies, not to exceed $255,000,000 (i.e., the Eaton Tax Indemnity Cap). To the extent the Eaton Tax Indemnity Cap has been reached (as determined in the aggregate), the Additional Eaton Parties’ indemnification obligations under the Tax Matters Agreement in respect of such Exhibit B Tax Controversies will cease, and any and all taxes attributable to such Exhibit B Tax Controversies, including the Brazilian tax cases, in excess of the Eaton Tax Indemnity Cap shall thereafter become the sole and exclusive responsibility of the SpinCo Group and included in the definition of “SpinCo Taxes” as such term is defined above.

The Tax Matters Agreement also assigns responsibilities for administrative matters, such as the filing of returns, payments of taxes due, retention of records and conduct of Tax Contests. In general, the party that would be primarily liable under the Tax Matters Agreement to pay the applicable taxes resulting from a Tax Contest will administer and control such Tax Contest. In addition, the Additional Eaton Parties will also administer and control any Tax Contests with respect to (a) the intended tax treatment of the Transactions or the tax treatment of any separation transaction and (b) the Exhibit B Tax Controversies; provided, that SpinCo will have participation and consent rights in any such Tax Contests; provided, however, in each case of clauses (a) and (b), that SpinCo’s consent will not otherwise be required to the extent that such settlement involves only monetary relief which the Additional Eaton Parties have agreed to pay. Notwithstanding such participation and consent rights, the Additional Eaton Parties will have sole authority to administer and control any Tax Contests relating to any Joint Return or any Eaton separate return. Moreover, in the case of any Tax Contest related to any tax return required to be filed by a member of the SpinCo Group for which an Additional Eaton Party controls the Tax Contest, SpinCo will have information and consent rights to the extent SpinCo may reasonably be expected to become liable to make an indemnification payment; provided, however, that SpinCo’s consent will not otherwise be required to the extent that such settlement involves only monetary relief which the Additional Eaton Parties have agreed to pay. In addition, the Tax Matters Agreement provides for customary cooperation and information sharing between the parties with respect to the tax matters described therein.

The Tax Matters Agreement also imposes certain restrictions on SpinCo and Dana that would be reasonably likely to cause the Separation to fail to qualify for its intended tax treatment. Unless a favorable private letter ruling from the IRS or other applicable tax authority or an unqualified will-level opinion (of counsel or an

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

accounting firm), in each case, is received that is in form and substance satisfactory to Eaton in its discretion, or if Eaton waives the requirement to obtain such favorable private letter ruling or unqualified will-level opinion, during the two-year period following the Distribution, SpinCo and Dana may not:

•

enter into any Proposed Acquisition Transaction (as defined in the Tax Matters Agreement), approve any Proposed Acquisition Transaction or allow any Proposed Acquisition Transaction to occur with respect to SpinCo;

•

merge or consolidate with any other Person (other than pursuant to the Merger) or voluntarily liquidate or partially liquidate, or cause or permit any member of the SpinCo Group that was a party to an Internal Distribution to engage in such a transaction;

•

approve or allow the discontinuance, cessation or sale or other transfer of more than 30% of the consolidated gross assets of, or approve or allow a material change in the active conduct of, any trade or business on which SpinCo or any member of the SpinCo Group that was party to an Internal Distribution relied for purposes of satisfying the requirements of Section 355(b) of the Code, subject to certain exceptions;

•

sell or otherwise dispose of more than 30% of the consolidated gross assets of SpinCo’s “separate affiliated group” (within the meaning of Section 355(b)(3) of the Code) or the “separate affiliated group” of any member of the SpinCo Group that was a party to an Internal Distribution, or approve or allow the sale or other disposition of more than 30% of the consolidated gross assets of SpinCo’s “separate affiliated group” (within the meaning of Section 355(b)(3) of the Code) or the “separate affiliated group” of a member of the SpinCo Group that was a party to an Internal Distribution, subject to certain exceptions;

•

amend the certificate of incorporation (or other organizational documents) of SpinCo or any member of the SpinCo Group that was a party to an Internal Distribution, or take any other action, or approve or allow the taking of any action, affecting the voting rights of SpinCo stock, or the stock of any member of the SpinCo Group that was a party to the Internal Distribution, subject to certain exceptions;

•

other than pursuant to the Merger, issue shares of a new class of non-voting stock, or otherwise issue shares of stock that could reasonably be expected to have adverse consequences under Section 355(e) of the Code, subject to certain exceptions;

•	purchase, directly or through any affiliate, any of SpinCo’s outstanding stock;

•

take any action, or permit any member of the SpinCo Group to take any action, that individually or in the aggregate, would be reasonably likely to adversely affect the intended tax treatment of the Distribution, the Eaton Ohio Contribution or the Eaton Ohio Distribution; or

•	take or permit any other member of the SpinCo Group to take any actions described in Exhibit A to the Tax Matters Agreement.

The Tax Matters Agreement is binding on and will inure to the benefit of any successor to any of the parties of the Tax Matters Agreement to the same extent as if such successor had been an original party to the Tax Matters Agreement.

Real Estate Matters Agreement

In connection with the Separation, Eaton Ohio, Eaton HoldCo and SpinCo will enter into a Real Estate Matters Agreement that governs the transfer and allocation of real estate assets between the Eaton Group and the SpinCo Group. The agreement provides for the transfer or conveyance of scheduled properties by deed, lease, and sublease between the groups. The agreement also addresses “Colocation Sites” - properties at which the Eaton Group and SpinCo Group are co-located and will remain co-located after the Distribution Date for a specified term. The party with the majority of employees by headcount at a particular site retains the site. A minority occupant may elect to waive its right to occupy a Colocation Site, in which case it pays the majority

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

occupant a lump-sum fee equal to the rent, fees, and reimbursements it would have incurred for the applicable term (less reasonably attributable cost savings). Unless stated otherwise in the agreement, any lease assignment, sublease, or other agreement entered into between the groups generally may not exceed a term of twenty-four (24) months from the Distribution Date.

Transition Services Agreement

In furtherance of the Separation and the Merger, the Additional Eaton Parties and SpinCo will enter into a Transition Services Agreement, which will set forth the terms and conditions upon which the Additional Eaton Parties will provide certain services to SpinCo, and SpinCo will provide certain services to members of the Eaton Group, on a transitional basis following the Closing. The following summary of the Transition Services Agreement is not complete and is qualified in its entirety by reference to the full text of the Transition Services Agreement, which is filed as an exhibit to the registration statement of which this prospectus forms a part and is incorporated by reference herein.

The services that will be provided under the Transition Services Agreement will be described in a services schedule attached to the agreement. The charges for the services will equal the fully-burdened actual costs incurred by the provider for the applicable services, calculated in a manner consistent with a cost allocation methodology used by the provider in providing the same or similar service to the receiving party during the 12 month period prior to the Distribution Date, including costs of third-party service providers used in connection with such service but excluding costs of any third-party consents (the “Service Charges Baseline Methodology”). The Transition Services Agreement will also include mechanisms for each party to request during the 90 days following the date of the Transition Services Agreement (a) services that the other party provided to the requesting party in the ordinary course of business during the 12 month period prior to the Distribution Date, at pricing consistent with the Service Charges Baseline Methodology, and (b) subject to the agreement of the other party including as to scope and pricing, services that the requesting party desires the other party provide and that the requesting party reasonably needs for its business to continue to operate in substantially the same manner in which such business operated prior to the Distribution Date.

In general, the provider for a service will be obligated to provide the service in a professional and workmanlike manner such that the nature, quality, standard of care and service levels at which such service is performed are at least substantially similar to the levels at which substantially the same service was performed by the provider as of 12 months prior to the Distribution Date. The provider will be required to use reasonable best efforts to obtain any third party consents, license and approvals necessary to provide the transition services.

The term of each service will be set forth in the services schedule and is subject to extension, but the aggregate term will not exceed 24 months after the Distribution Date. The first extension of a term is subject to an additional 5% premium in service charges and incremental charges incurred by the providing party, and each additional extension is subject to an additional 7.5% premium.

The recipient of a particular service may terminate such service, along with all applicable dependent services, for convenience upon 90 days prior written notice (or such other specified notice period in the services schedule), subject to paying any direct, non-cancellable charges payable by the provider to any third party service provider as a result of the early termination. The liability of each party under the Transition Services Agreement will be limited to the amount of service charges actually paid or payable to such party under the agreement.

Share Buyback Side Letter

On July 27, 2026, Dana and Eaton entered into the Share Buyback Side Letter, pursuant to which Eaton consented, for purposes of Section 7.1 of the Merger Agreement, to Dana’s repurchase of shares of Dana common stock through the Closing under the share repurchase program authorized by the Dana board on February 10, 2026. As a condition to that consent, Dana agreed that the SpinCo Cash Payment will be increased

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

by an amount equal to the aggregate purchase price paid by Dana for all shares repurchased from July 27, 2026 through the date immediately preceding the Closing Date, multiplied by 100.4008016%. By way of illustration, a $200,000,000 aggregate pre-Closing repurchase would result in an increase in the SpinCo Cash Payment of approximately $200,801,603.

Since the resumption of share repurchases pursuant to the Share Buyback Side Letter, Dana has repurchased 5,222,555 shares of Dana common stock at an aggregate cost of approximately $159.7 million. Based on current market conditions, Dana expects to repurchase an aggregate of approximately 10 million shares of Dana common stock for total aggregate consideration of approximately $300.0 million. Based on Dana’s current expectations to repurchase approximately $300.0 million of Dana common stock prior to the Closing, such repurchases could result in approximately $301.2 million increase to the SpinCo Cash Payment payable to certain members of the Eaton Group (excluding Eaton).

Debt Financing Arrangements

Concurrently with the execution of the Merger Agreement, SpinCo and Dana entered into the bridge commitment letter (as amended, restated, amended and restated, supplemented or otherwise modified from time to time, the “Bridge Commitment Letter”) with the commitment parties party thereto (the “Bridge Commitment Parties”) pursuant to which the Bridge Commitment Parties committed to provide the Bridge Facility in an initial aggregate principal amount of up to $2.6 billion, subject to the terms and conditions of the Bridge Commitment Letter.

Subsequently, SpinCo and Dana entered into an engagement and commitment letter with certain financial institutions (as amended, restated, supplemented or otherwise modified from time to time, the “Engagement and Commitment Letter”), pursuant to which certain financial institutions committed to provide the Term A Facility in an aggregate principal amount of up to $350 million, subject to the terms and conditions of the Engagement and Commitment Letter. The commitments under the Bridge Facility were reduced by $350 million simultaneously with the execution of the Engagement and Commitment Letter pursuant to the terms of the Bridge Commitment Letter.

It is expected that, if necessary, the proceeds of the Bridge Facility, to the extent not reduced or replaced by any Additional Permanent Financing, will be available in up to two drawings: one to fund the SpinCo Cash Payment and one to complete the Dana Refinancing. To the extent any portion of the Bridge Facility is undrawn after the Dana Refinancing drawing or if the Merger has not been consummated within five business days of the Distribution Date, the commitments with respect to such undrawn portion will automatically terminate; provided that if the Merger has been consummated but the Dana Refinancing has not been consummated, the commitments with respect to the Dana Refinancing shall not automatically terminate until the date on which the Dana Refinancing is consummated, which date shall not exceed the earlier of (a) ninety days following the consummation of the Merger and (b) 11:59 p.m., New York City time, on the date that is fifteen months, plus five business days after June 10, 2026. The definitive documentation for each of the Bridge Facility and the Term A Facility is expected to reflect substantially the same representations and warranties, covenants and events of default and other relevant provisions as those in Dana’s existing credit facility, with certain modifications as contemplated by the documentation principles specified in the applicable commitment letter.

SpinCo and Dana expect to incur additional permanent financing, which may include the issuance of senior unsecured notes and/or borrowings under a senior secured term loan B facility (the “Additional Permanent Financing”). The Additional Permanent Financing would further reduce the commitments under the Bridge Facility. SpinCo and Dana anticipate that the definitive documentation governing any Additional Permanent Financing will contain customary covenants for financing transactions of a similar nature and will carry an interest rate based on then-current market conditions. There can be no assurance regarding if or when any Additional Permanent Financing will be consummated or the terms of any Additional Permanent Financing. Following the Merger, Dana and certain of its and SpinCo’s subsidiaries are expected to guarantee indebtedness incurred by SpinCo in connection with the Transactions.

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

The aggregate proceeds of the Bridge Facility, the Term A Facility and any Additional Permanent Financing will be used by SpinCo and Dana to fund the SpinCo Cash Payment, consummate the Dana Refinancing, refinance or replace the Bridge Facility and/or pay fees and expenses related to the Transactions.

This prospectus is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any debt securities of Dana or SpinCo. No offer of debt securities will be made in the United States absent registration under the Securities Act, or pursuant to an exemption from, or in a transaction not subject to, such registration requirements.

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

MANAGEMENT

Directors and Executive Officers Following the Transactions

The following sets forth the names and ages of the expected directors and executive officers of the combined company following completion of the Transactions (other than the Eaton nominees, which have not yet been determined), their expected positions with the combined company following completion of the Transactions and summaries of their backgrounds and business experience. For purposes of this section, “executive officers” refers to the persons expected to serve as executive officers of the combined company for SEC reporting purposes. The combined company’s executive officers will serve on the combined company’s Executive Leadership Team. All executive officers will be elected or appointed by the Combined Company Board and will hold office until their successors are elected or appointed or until their earlier resignation or removal.

Name	Age	Position
R. Bruce McDonald	66	Executive Chairman and Director
Byron S. Foster	58	Chief Executive Officer and Director
Timothy R. Kraus	57	Chief Financial Officer
Douglas H. Liedberg	59	Chief Legal Officer
Ernesto M. Hernández	68	Director
Bridget E. Karlin	70	Director
Nora E. LaFreniere	55	Director
Michael J. Mack, Jr.	69	Director
H. Olivia Nelligan	51	Director
Diarmuid B. O’Connell	62	Director

The combined company’s management team will also include a Chief Technology Officer, Chief Purchasing Officer, Chief Information Officer, Chief Human Resources Officer and SVP, Global Operations. The broader management team will be comprised of representatives from both Dana and Eaton selected based on experience, qualifications and expected ability to contribute to the combined company’s strategic and operational objectives.

Director and Executive Officer Biographies

R. Bruce McDonald will serve as Executive Chairman and as a director of the combined company following completion of the Transactions. Mr. McDonald has served as Chairman of the Board of Directors and President and Chief Executive Officer of Dana since November 2024 and has served as a director of Dana since 2014. Previously, Mr. McDonald served as Chairman and Chief Executive Officer of Adient plc, a global automotive supplier, from October 2016 to June 2018. Before that, Mr. McDonald held various senior leadership roles at Johnson Controls, Inc., including Executive Vice President and Vice Chairman, Executive Vice President and Chief Financial Officer, Assistant Chief Financial Officer, Vice President and Corporate Controller. Mr. McDonald currently serves as chairman of the board of directors of Andrew Peller Limited.

Byron S. Foster will serve as Chief Executive Officer and as a director of the combined company following completion of the Transactions. Mr. Foster has served as President and Chief Executive Officer of Dana since July 1, 2026. He previously served as Senior Vice President and President, Light Vehicle Systems of Dana from July 2021 until July 2026. He joined Dana in 2021 as Senior Vice President and Chief Commercial, Marketing and Communications Officer and later in 2021 assumed his Light Vehicle Systems role. Prior to joining Dana, Mr. Foster served as Chief Executive Officer at Shield T3, LLC from September 2020 to February 2021 and as Executive Vice President, Seating at Adient plc from October 2016 to February 2019. He also has more than two decades of senior leadership experience, including executive roles at Johnson Controls, Inc. and Adient plc. Mr. Foster is a member of the board of directors of Wabtec Corporation and holds a Bachelor of Business Administration from the University of Michigan and a Master of Business Administration from Northwestern University.

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

Timothy R. Kraus will serve as Chief Financial Officer of the combined company following completion of the Transactions. Mr. Kraus has served as Executive Vice President and Chief Financial Officer of Dana since July 2026. He previously served as Senior Vice President and Chief Financial Officer of Dana from December 2021 to July 2026, as Senior Vice President of Finance and Treasurer of Dana from January 2017 to December 2021 and as Vice President of Finance and Treasurer of Dana from December 2016 to January 2017.

Douglas H. Liedberg will serve as Chief Legal Officer of the combined company following completion of the Transactions. Mr. Liedberg has served as Senior Vice President, Chief Legal and Human Resources Officer and Corporate Secretary of Dana since June 2025. He previously served as Senior Vice President, General Counsel and Secretary, Chief Compliance and Sustainability Officer of Dana from January 2020 to June 2025; Senior Vice President, General Counsel and Secretary, Chief Compliance Officer of Dana from May 2017 to January 2020; and Associate General Counsel of Dana from November 2008 to April 2017.

Ernesto M. Hernández will serve as a director of the combined company following completion of the Transactions. Mr. Hernández is retired. He most recently served as President and Managing Director of General Motors de Mexico, a wholly owned subsidiary of General Motors Company, from June 2011 to August 2019, where he was responsible for General Motors’ operations in Mexico, Central America and the Caribbean. He currently serves as a board member of Constellation Brands, Inc. and BRP, Inc.

Bridget E. Karlin will serve as a director of the combined company following completion of the Transactions. Ms. Karlin is retired. She most recently served as Senior Vice President of Information Technology at Kaiser Permanente from 2021 to 2024. Before that, she served as Global Managing Director, Global Chief Technology Officer and Vice President of IBM Corporation from 2017 to 2021, and as General Manager of Intel Corporation from 2011 to 2017. She currently serves as a director of LyondellBasell and Lumexa Imaging Holdings, Inc.

Nora E. LaFreniere will serve as a director of the combined company following the completion of the Transactions. Ms. LaFreniere is Executive Vice President and General Counsel of Otis Worldwide Corporation, where she oversees global legal operations, including compliance, corporate secretary, intellectual property, government relations, quality and environmental, health and safety functions. She also leads the Business Development team and is responsible for M&A strategy and execution. She previously held leadership positions at United Technologies Corporation, including serving as Vice President and General Counsel for UTC Building & Industrial Systems and UTC Climate Controls & Security. Ms. LaFreniere holds a Juris Doctor from the University of Notre Dame and a Bachelor of Arts in Political Science and Philosophy from the University of California, San Diego.

Michael J. Mack, Jr. will serve as a director of the combined company following the completion of the Transactions. Mr. Mack is retired. He most recently served as Group President, John Deere Financial Services, Global Human Resources and Public Affairs at Deere & Company from October 2014 to November 2016. He previously served as President, Worldwide Construction & Forestry Division; Senior Vice President and Chief Financial Officer; Vice President and Treasurer; and Senior Vice President, Marketing and Administration for Deere’s Worldwide Commercial & Consumer Equipment Division.

H. Olivia Nelligan will serve as a director of the combined company following the completion of the Transactions. Ms. Nelligan serves as Executive Vice President, Chief Financial Officer and Chief Strategy Officer of CHS Inc., a global agribusiness, where she oversees finance and strategic planning activities. Prior to joining CHS, she served as Chief Executive Officer of Nasco, LLC and held senior roles at Kerry Group plc, including Global Chief Financial and Strategic Planning Officer for its Taste and Nutrition division. Ms. Nelligan serves on the board of directors of Ardent Mills. She holds a bachelor’s degree in civil law and a higher diploma in business and financial information systems from University College Cork, Ireland, and a Master of Business Administration from the University of Wisconsin–Madison. She is a fellow of Chartered Accountants Ireland and an associate member of the Institute of Taxation in Ireland.

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

Diarmuid B. O’Connell will serve as a director of the combined company following the completion of the Transactions. Mr. O’Connell currently serves as the lead independent director of the Dana board. Mr. O’Connell is the former Vice President of Business and Corporate Development and was a member of the executive team at Tesla, Inc., where he served from July 2006 to September 2017. He also served as Chief Strategy Officer, Global Head of Business Development and Partnerships of Fair from January 2018 to April 2019. Earlier in his career, he served as Chief of Staff for Political Military Affairs at the U.S. State Department and worked in corporate strategy and management consulting. Mr. O’Connell currently serves as a board member of Albemarle Corporation, VolvoCars AB and Clarios International Inc.

Family Relationships

There are no family relationships between any of the combined company’s expected executive officers or directors.

Corporate Governance

Board Leadership Structure

Following completion of the Transactions, R. Bruce McDonald is expected to serve as Executive Chairman of the Combined Company Board and Byron S. Foster is expected to serve as Chief Executive Officer of the combined company. The Combined Company Board believes that this leadership structure will be appropriate following completion of the Transactions because it will allow the combined company to benefit from Mr. Foster’s executive leadership, Mr. McDonald’s extensive industry and institutional knowledge and the independent leadership of the Combined Company Board’s lead independent director, if appointed. The Combined Company Board will evaluate its leadership structure from time to time and may determine to combine the roles of chair and Chief Executive Officer in the future if it determines that doing so would be in the best interests of the combined company and its stockholders.

Board Composition and Director Independence

The Combined Company Board will determine whether each director qualifies as an “independent director” when first elected to the Combined Company Board and annually thereafter. To assist in making these determinations, the combined company expects to adopt director independence standards. Under those standards, if a director has a relationship with the combined company, either directly or as a partner, shareholder or officer of an organization that has a relationship with the combined company, the Combined Company Board will consider all relevant facts and circumstances in determining whether the relationship would interfere with the exercise of the director’s independence from the combined company and its management, taking into account, among other things, the significance of the relationship to the combined company, to the director and to the persons or organizations with which the director is affiliated.

Following the completion of the Transactions, the Combined Company Board will consist of the Dana Nominees and the Eaton Nominees. The Merger Agreement provides that the Eaton Nominees must meet the requirements under the rules and regulations of the NYSE to be considered independent directors and must have skills that are complementary to those of the existing Dana directors. The Eaton Nominees are subject to Dana’s prior approval, which may not be unreasonably withheld, conditioned or delayed. From and after the completion of the Transactions, the combined company will nominate the Eaton Nominees to stand for election to the Combined Company Board at each annual meeting held through the second annual meeting of the combined company’s stockholders following the Closing Date, and the combined company will recommend that its stockholders vote in favor of the election of the Eaton Nominees at each such annual meeting. See “The Transaction Agreements—The Merger Agreement—Post-Closing Combined Company Board of Directors and Officers.”

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

The combined company anticipates that, prior to completion of the Transactions, the Combined Company Board will determine that a majority of the expected directors meet the applicable standards for independence and have no material relationship with the combined company other than as directors. Based on independence determinations made by the Dana board in connection with Dana’s 2026 annual stockholders’ meeting, Messrs. Hernández, Mack and O’Connell and Mses. Karlin, LaFreniere and Nelligan were determined to be independent under applicable NYSE listing standards.

Non-Management Directors and Communication with the Board

The non-management directors of the combined company are expected to meet at regularly scheduled executive sessions without management. Diarmuid B. O’Connell, as lead independent director, will preside over these sessions. Interested parties may communicate directly with Mr. O’Connell, as lead independent director, or with the non-management directors as a group by sending written correspondence, delivered via United States mail or courier service, to: Corporate Secretary, Dana Incorporated, 3939 Technology Drive, Maumee, OH 43537, Attn: Non-Management Directors. Alternatively, stockholders may send communications to the full Combined Company Board by sending written correspondence to the same address, Attn: Full Board of Directors.

Board Committees

The Combined Company Board will have several committees, as set forth in the following chart and described below. The names of the directors expected to initially serve on the committees and the committee chairs are also set forth in the chart. Each committee will operate pursuant to a written charter adopted by the Combined Company Board. The committee charters will be available on the combined company’s website.

Audit Committee	Compensation Committee	Nominating and Corporate Governance Committee
Michael J. Mack, Jr.(1)	Bridget E. Karlin(1)	Nora E. LaFreniere(1)
Bridget E. Karlin	Ernesto M. Hernández	Ernesto M. Hernández
Nora E. LaFreniere	H. Olivia Nelligan	Michael J. Mack, Jr.
H. Olivia Nelligan	Diarmuid B. O’Connell	Diarmuid B. O’Connell

(1)	Chair

Audit Committee

As provided in its written charter to be adopted by the Combined Company Board, the Audit Committee will consist solely of directors who meet the independence and experience requirements of applicable rules of the NYSE and the SEC with respect to audit committee members. The Audit Committee will be responsible, among other things, for providing assistance to the Combined Company Board by overseeing: (a) the integrity of the combined company’s financial statements; (b) the combined company’s compliance with legal and regulatory requirements; (c) the independent registered public accounting firm’s qualifications and independence; (d) the performance of the combined company’s internal audit function and independent registered public accounting firm; and (e) the preparation of the “Audit Committee Report” required by SEC rules. The Combined Company Board expects to determine that Mr. Mack and Ms. Nelligan qualify as an “audit committee financial expert” as defined in Item 407(d)(5) of Regulation S-K.

Compensation Committee

The Compensation Committee will establish and evaluate the combined company’s executive compensation policies and programs, administer the combined company’s stock, incentive and retirement plans and monitor compliance with laws and regulations applicable to the documentation and administration of the combined

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

company’s employee benefit plans, among other things. The Combined Company Board expects to determine that all members of the Compensation Committee will be independent pursuant to independence requirements established from time to time by the Combined Company Board and the listing standards of the NYSE.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee will monitor the effectiveness of the Combined Company Board and oversee corporate governance issues. Among its various other duties, the Nominating and Corporate Governance Committee will review and recommend to the full Combined Company Board candidates to become board members, develop and administer performance criteria for members of the Combined Company Board, and oversee matters relating to the size of the Combined Company Board, its committee structure and assignments and the conduct and frequency of meetings of the Combined Company Board. The Combined Company Board expects to determine that all members of the Nominating and Corporate Governance Committee will be independent pursuant to independence requirements established from time to time by the Combined Company Board and the listing standards of the NYSE.

Compensation Committee Interlocks and Insider Participation

None of the expected members of the combined company’s Compensation Committee is expected to be an officer or employee of the combined company or any of its subsidiaries. In addition, none of the combined company’s expected executive officers is expected to serve as a member of the board of directors or compensation committee, or other committee performing equivalent functions, of any entity that has one or more executive officers expected to serve on the Combined Company Board or the combined company’s Compensation Committee.

Risk Oversight

The combined company expects to maintain a risk management program overseen by its Executive Leadership Team. In particular, the combined company’s Chief Financial Officer and Chief Legal Officer are expected to have responsibility for this area. In addition, the combined company’s business unit presidents and functional leads are expected to oversee strategic and operational risks, including cybersecurity risks. Risks will be identified and prioritized by management, and each of these risks will be reviewed by the Audit Committee, the Nominating and Corporate Governance Committee or the full Combined Company Board, as appropriate. For example, strategic risks are expected to be overseen by the full Combined Company Board, financial and cybersecurity risks are expected to be overseen by the Audit Committee and sustainability risks are expected to be overseen by the Nominating and Corporate Governance Committee. Management will regularly report on each such risk to the applicable committee or the full Combined Company Board. Additional review or reporting on risks will be conducted as needed or as requested by the Combined Company Board or any committee. The Compensation Committee will periodically review the most important risks to ensure that the combined company’s compensation programs do not encourage excessive risk-taking.

Standards of Business Conduct

Prior to or in connection with completion of the Transactions, the combined company expects to adopt standards of business conduct for employees and standards of business conduct for members of the Combined Company Board. These standards will be available on the combined company’s website. The standards of business conduct for employees will apply to all employees, including the combined company’s principal executive officer, principal financial officer and principal accounting officer. The combined company intends to disclose any amendments to, or waivers from, its standards of business conduct to the extent required by applicable SEC rules and NYSE listing standards.

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

DESCRIPTION OF SPINCO CAPITAL STOCK BEFORE THE MERGER

The following description of the material terms of the capital stock of SpinCo includes a summary of certain provisions of SpinCo’s certificate of incorporation, which we refer to as the SpinCo certificate of incorporation, and bylaws, which we refer to as the SpinCo bylaws. The summaries and descriptions below do not purport to be complete statements of the relevant provisions of the SpinCo certificate of incorporation or SpinCo bylaws.

SpinCo Common Stock

SpinCo’s authorized capital structure consists of one class of common stock and no classes of preferred stock. All shares of SpinCo common stock are identical with each other in every respect. Currently, there are 1,000 shares of common stock outstanding, all of which are held by the sole stockholder of SpinCo, Eaton. In the Distribution, Eaton will cause SpinCo to distribute 100% of the shares of SpinCo common stock to Eaton shareholders through this Exchange Offer followed by, in the event this Exchange Offer is not fully subscribed, the Clean-Up Spin-Off. In this Exchange Offer, Eaton will offer its stockholders the option to redeem all or a portion of their Eaton Ordinary Shares in exchange for the issuance of shares of SpinCo common stock. In the event this Exchange Offer is not fully subscribed because the number of Eaton Ordinary Shares elected to be redeemed and accepted by Eaton results in fewer than all of the shares of SpinCo common stock being exchanged, Eaton will cause SpinCo to issue the remaining shares of SpinCo common stock on a pro rata basis to Eaton shareholders whose Eaton Ordinary Shares remain outstanding after consummation of this Exchange Offer. Following consummation of the Exchange Offer and any Clean-Up Spin-Off, 100% of the SpinCo common stock held by Eaton will be canceled and extinguished.

Following the effective time of the Merger, the Merger Distribution Agent will deliver evidence of issuance of shares of SpinCo common stock in the Merger and cash in lieu of fractional share interests to the holders of Eaton Ordinary Shares who validly tendered their shares in this Exchange Offer and to the holders of record of Eaton Ordinary Shares for the Clean-Up Spin-Off (in the event this Exchange Offer is not fully subscribed). Eaton shareholders will not physically receive any certificated shares of SpinCo common stock. For additional information, see the section titled “The Transactions—The Separation.”

General

Upon consummation of the Distribution, Eaton shall cause SpinCo to effect the distribution of all of the outstanding shares of SpinCo common stock to Eaton shareholders. No holder of shares of SpinCo common stock will be entitled to preemptive, redemption or conversion rights. SpinCo’s certificate of incorporation will be amended to increase the total number of shares of stock which SpinCo has the authority to issue in this Exchange Offer, or, in the event this Exchange Offer is not fully subscribed, the Clean-Up Spin-Off.

Voting Rights

Generally, SpinCo’s board of directors has broad powers to conduct SpinCo’s business and affairs, except for matters expressly reserved under SpinCo’s certificate of incorporation or SpinCo’s bylaws or under the DGCL to the stockholders for decision. Eaton is currently the sole stockholder of SpinCo. The stockholders of SpinCo may approve a matter or take any action at a meeting or without a meeting by the written consent of the stockholders. Matters requiring consent of the stockholders include: electing and removing directors of the SpinCo board and amending the SpinCo bylaws (which also may be amended by the SpinCo board).

Dividend and Distribution Rights

Dividends upon SpinCo common stock, subject to the requirements of the DGCL and the provisions of the SpinCo certificate of incorporation, if any, may be declared by the SpinCo board and may be paid in cash, in property, or in shares of SpinCo’s capital stock.

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

Liquidation Rights

Under Section 281 of the DGCL, in the event of liquidation, dissolution or winding up of SpinCo’s business, holders of shares of SpinCo common stock will be entitled to receive, pro rata, all of SpinCo’s remaining assets available for distribution, after satisfaction of all of SpinCo’s debts and liabilities.

Trading Market

There currently is no trading market for SpinCo common stock. SpinCo intends to apply to list SpinCo common stock on the NYSE under the ticker symbol “DAN” following the consummation of the Merger.

SpinCo Certificate of Incorporation and Bylaws

Organization; Purpose

SpinCo was formed on April 20, 2026, under the DGCL. SpinCo is permitted to engage in any business, purpose or activity which a corporation formed under Delaware law may lawfully conduct.

Board of Directors

SpinCo’s board of directors currently consists of one individual, Adam Wadecki. The presence of a majority of the directors then in office constitutes a quorum at any meeting of the board of directors, and all actions of the board of directors require the affirmative vote of the majority of the directors present at any meeting at which there is a quorum.

SpinCo’s board of directors shall be no fewer than one member, with the exact number of directors to be determined from time to time by the board of directors. Each director shall be elected by the stockholders at the annual meeting of the stockholders and shall serve until the next annual meeting of the stockholders and until his or her successor has been duly elected and qualified. The stockholders may remove any director from the board of directors at any time, with or without cause.

Indemnification and Exculpation

The SpinCo certificate of incorporation eliminates the personal liability of directors of SpinCo, to the fullest extent permitted by the DGCL.

The SpinCo bylaws provide that SpinCo shall indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may be amended, any “Covered Person”—defined as any person who was or is made or threatened to be made a party to, or is otherwise involved in, any action, suit, or proceeding by reason of the fact that the person is or was a director or officer of SpinCo, or, while a director or officer, is or was serving at SpinCo’s request as a director, officer, employee, or agent of another entity—against all liability and loss suffered.

Indemnification for a proceeding initiated by the Covered Person is required only if the Board authorized the commencement of that proceeding. The bylaws require advancement of expenses (including attorneys’ fees) in advance of final disposition, subject to an undertaking to repay if it is ultimately determined that the person is not entitled to indemnification, with an exception where SpinCo directly brings a claim alleging a breach of the duty of loyalty, bad faith, intentional misconduct, a knowing violation of law, or an improper personal benefit. The indemnification rights are non-exclusive of other rights, may be supplemented by indemnification contracts, are reduced by amounts collected from other enterprises, and any amendment or repeal of the indemnification provisions in the bylaws operates prospectively only.

Amendment of the SpinCo Bylaws

The SpinCo bylaws may be amended by the stockholders or the board of directors of SpinCo.

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

Termination and Dissolution

SpinCo’s existence is perpetual unless dissolved sooner upon a majority vote of the outstanding stock of SpinCo entitled to vote under Section 275 of the DGCL.

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DESCRIPTION OF SPINCO CAPITAL STOCK AFTER THE MERGER

The following description of the material terms of the capital stock of SpinCo includes a summary of certain provisions of SpinCo’s certificate of incorporation (the “SpinCo certificate of incorporation”) and bylaws (the “SpinCo bylaws”). The summaries and descriptions below do not purport to be complete statements of the relevant provisions of, and are qualified in their entirety by, the SpinCo certificate of incorporation and the SpinCo bylaws, forms of which are filed as exhibits to the registration statement of which this prospectus forms a part.

SpinCo Common Stock

SpinCo’s authorized capital structure consists of (a)     shares of common stock, par value $0.01 per share, and (b)      shares of preferred stock, par value $0.01 per share. Currently, there are      shares of common stock and no shares of preferred stock outstanding. All of the outstanding shares of common stock are held indirectly by the sole stockholder of SpinCo, Eaton. In the Distribution, Eaton will cause SpinCo to issue 100% of the shares of SpinCo common stock to Eaton shareholders through the Exchange Offer followed by, in the event the Exchange Offer is not fully subscribed, the Clean-Up Spin-Off. In the Exchange Offer, Eaton will offer its shareholders the option to redeem all or a portion of their Eaton Ordinary Shares in exchange for the issuance of shares of SpinCo common stock. In the event the Exchange Offer is not fully subscribed because the number of Eaton Ordinary Shares elected to be redeemed and accepted by Eaton results in fewer than all of the shares of SpinCo common stock being exchanged, Eaton will cause SpinCo to issue the remaining shares of SpinCo common stock on a pro rata basis to Eaton shareholders whose Eaton Ordinary Shares remain outstanding after consummation of the Exchange Offer. Following consummation of the Exchange Offer and any Clean-Up Spin-Off, 100% of the SpinCo common stock held by Eaton will be canceled and extinguished.

Following the effective time of the Merger, the Merger Distribution Agent will deliver to each former holder of Dana common stock evidence of book-entry authorizations representing the number of whole shares of SpinCo common stock that such holder is entitled to receive pursuant to the Merger, together with, if applicable, cash in lieu of any fractional shares of SpinCo common stock to which such holder would otherwise have been entitled (after aggregating all fractional shares that would otherwise have been issuable to such holder). Dana stockholders will not physically receive any certificated shares of SpinCo common stock. For additional information, see the section titled “The Transactions—The Merger.”

General

Upon consummation of the Distribution, Eaton will cause SpinCo to effect the issuance of all of the outstanding shares of SpinCo common stock to Eaton shareholders. No holder of shares of SpinCo common stock will be entitled to preemptive, redemption or conversion rights. The SpinCo certificate of incorporation will be amended to increase the total number of shares of common stock which SpinCo has the authority to issue in the Exchange Offer, or, in the event the Exchange Offer is not fully subscribed, the Clean-Up Spin-Off.

Voting Rights

Each holder of SpinCo common stock is entitled to one vote on each matter submitted to a vote at a meeting of stockholders for each share of SpinCo common stock held of record as of the applicable record date. Except as otherwise provided by law, applicable securities exchange rules or other applicable rules or regulations, the affirmative vote of a majority of the voting power of the outstanding Voting Stock (defined as SpinCo’s capital stock, of any class or series, entitled to vote generally in the election of directors) present in person or represented by proxy at a meeting at which a quorum is present and entitled to vote on the subject matter constitutes the act of the stockholders on matters other than the election of directors. Directors are elected at each annual meeting of stockholders by a plurality of the votes of the shares present in person or represented by proxy

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and entitled to vote on the election of directors. In an uncontested election, any director nominee who receives a greater number of votes “withheld” from election than votes “for” election must promptly offer his or her resignation to the SpinCo board.

Dividends

Subject to the rights, if any, of holders of any series of preferred stock, holders of SpinCo common stock are entitled to receive dividends, if any, as may be declared from time to time by the SpinCo board in its discretion out of funds legally available for the payment of dividends.

Liquidation Rights

Subject to the rights, if any, of holders of any series of preferred stock, holders of SpinCo common stock will share ratably in all assets legally available for distribution to SpinCo stockholders in the event of dissolution.

Trading Market

There currently is no trading market for SpinCo common stock. SpinCo intends to apply to list SpinCo common stock on the NYSE under the ticker symbol “DAN”.

Anti-Takeover Effects of the Delaware General Corporation Law, the SpinCo Certificate of Incorporation and the SpinCo Bylaws

The SpinCo certificate of incorporation and the SpinCo bylaws contain certain provisions that may have the effect of delaying, deferring or preventing a change in control over SpinCo. SpinCo expects that these provisions, which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of SpinCo to first negotiate with the SpinCo board, which SpinCo believes may result in an improvement of the terms of any such acquisition in favor of its stockholders. However, they may also discourage acquisitions that some stockholders may favor.

Stockholder Action by Written Consent

The SpinCo certificate of incorporation provides that any action required or permitted to be taken by SpinCo stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by written consent.

Special Meeting of Stockholders

The SpinCo bylaws provide that special meetings of SpinCo stockholders may be called only by (a) the Chairman of the SpinCo board, (b) the President or (c) the Secretary within ten calendar days after receipt by the Chairman and the Secretary of a written request of (i) a majority of the directors then in office or (ii) solely to the extent permitted by the SpinCo bylaws by the Secretary following a proper stockholder request.

A stockholder-requested special meeting may only be requested by a stockholder, or group of stockholders, with Net Beneficial Ownership (as defined in the SpinCo bylaws) of at least 20% of the voting power of the outstanding capital stock, of any class or series, entitled to vote generally in the election of directors, voting together as a single class. The business transacted at such meeting must be limited to the purposes specified in SpinCo’s notice of meeting, subject to SpinCo’s ability to submit matters to stockholders at that meeting.

The SpinCo bylaws provide that notice of each stockholder meeting must generally be given not less than ten nor more than 60 calendar days before the meeting date. The notice shall state the place, if any, date and time of the meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called.

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

Advance Notice or Other Procedures for Stockholder Proposals and Nominations of Candidates for Election to the SpinCo Board

The SpinCo bylaws provide that nominations of persons for election to the SpinCo board and the proposal of any other business to be considered by SpinCo stockholders may be made at any annual meeting of stockholders (a) pursuant to SpinCo’s notice of meeting (or any supplement thereto), (b) by or at the direction of the SpinCo board (or any duly authorized committee thereof), (c) by any stockholder of SpinCo who (i) is a stockholder of record of SpinCo at the time of the giving of the notice required by the SpinCo bylaws, (ii) is entitled to vote at such meeting and (iii) who complies with all applicable procedures set forth in the SpinCo bylaws, or (d) solely with respect to nominations of persons for election to the SpinCo board, by an Eligible Stockholder (as defined in the SpinCo bylaws) whose Stockholder Nominee (as defined in the SpinCo bylaws) is included in SpinCo’s proxy materials for the annual meeting pursuant to the SpinCo bylaws.

In addition to any other applicable requirements, for a nomination to be made or other business to be properly brought before a meeting by a stockholder pursuant to the SpinCo bylaws, such stockholder must give timely notice of any such proposal in proper written form to SpinCo’s Secretary. To be timely, a stockholder’s notice must be delivered to SpinCo’s Secretary at SpinCo’s principal executive offices (a) in the case of an annual meeting of stockholders, not earlier than 120 days and not later than 90 days before the first anniversary of the preceding year’s annual meeting; provided, however, that in the event that the date of the annual meeting is not within 25 days before or after such anniversary date, notice must be so delivered not later than the close of business on the tenth day following the day on which notice of the date of such annual meeting is first given to stockholders or public announcement of the date of such annual meeting is first made by SpinCo, whichever occurs first; and (b) in the case of a special meeting of stockholders, not later than the close of business on the tenth day following the day on which notice of the date of such special meeting is first given to stockholders or public announcement of the date of such special meeting is first made by SpinCo, whichever occurs first.

In no event shall the adjournment or postponement of an annual or special meeting, or the public announcement of such an adjournment or postponement, commence a new time period (or extend any time period) for the giving of a stockholder’s notice as described above.

The SpinCo bylaws also provide for “proxy access” nominations, pursuant to which a stockholder, or group of up to 20 stockholders, that has continuously owned at least 3% of the voting power of SpinCo’s outstanding Voting Stock for at least three years may nominate and have included in SpinCo’s proxy materials director nominees constituting up to 25% of the SpinCo board, subject to compliance with the notice and eligibility requirements set forth in the SpinCo bylaws.

These provisions could have the effect of delaying until the next stockholder meeting any stockholder actions that are favored by the holders of a majority of SpinCo’s outstanding voting securities.

Removal of Directors

The SpinCo certificate of incorporation provides that any SpinCo director may be removed from office by the stockholders with or without cause, and only by stockholder action taken at an annual meeting or special meeting of stockholders, the notice of which states that removal of a director or directors is among the purposes of the meeting.

Vacancies on the SpinCo Board

The SpinCo certificate of incorporation provides that newly created directorships resulting from any increase in the authorized number of directors and vacancies on the SpinCo board resulting from resignation, disqualification, removal, death or other cause will be filled only by the affirmative vote of a majority of the

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

remaining directors then in office, even if less than a quorum, or by a sole remaining director. Any director so elected will hold office until the next annual meeting of stockholders and until such director’s successor is duly elected and qualified, or until such director’s earlier resignation, disqualification, removal or death. No decrease in the authorized number of directors will shorten the term of any director.

Exclusive Jurisdiction of Certain Actions

Unless SpinCo consents in writing to the selection of an alternative forum, the SpinCo certificate of incorporation requires that the Court of Chancery of the State of Delaware, to the fullest extent permitted by law, will be the sole and exclusive forum for (a) any derivative action or proceeding brought on behalf of SpinCo; (b) any action asserting a claim of breach of fiduciary duty owed by, or other wrongdoing by, any director, officer, employee or stockholder; (c) any action asserting a claim arising pursuant to any provision of the DGCL or the SpinCo certificate of incorporation or the SpinCo bylaws or as to which the DGCL confers jurisdiction on the Court of Chancery; (d) any action asserting a claim governed by the internal affairs doctrine; or (e) any action asserting an “internal corporate claim” as that term is defined in Section 115 of the DGCL (in each case subject to the court having personal jurisdiction). Such exclusive forum provision will not apply to any action or proceeding asserting a claim under the Exchange Act. Further, unless SpinCo consents in writing to the selection of an alternative forum, the federal district courts will be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Although SpinCo believes this provision benefits it by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against SpinCo’s directors, officers, employees or agents.

Authorized but Unissued Shares

The authorized but unissued shares of SpinCo common stock and preferred stock are available for future issuance without stockholder approval, subject to any limitations imposed by the listing standards of the NYSE.

The SpinCo certificate of incorporation authorizes the SpinCo board to issue preferred stock in one or more series. Prior to the issuance of any series, the SpinCo board is authorized to fix, by resolution, the number of shares to be included in such series and the designation, powers, preferences, and relative, participating, optional or other rights, if any, and the qualifications, limitations or restrictions thereof, of such series. These additional shares may be used for a variety of corporate finance transactions, acquisitions and employee benefit plans. The existence of authorized but unissued common stock and preferred stock could make it more difficult or discourage an attempt to obtain control of SpinCo by means of a proxy contest, tender offer, merger or otherwise.

Amendment to the SpinCo Bylaws and the SpinCo Certificate of Incorporation

The SpinCo bylaws provide that, except as otherwise provided by law, the SpinCo certificate of incorporation or the SpinCo bylaws, the SpinCo bylaws may be amended or repealed at any time either at a meeting of stockholders, provided that any amendment or supplement proposed to be acted upon at such meeting has been described or referred to in the notice of meeting, or by the SpinCo board.

The SpinCo certificate of incorporation may be amended in the manner prescribed by the laws of the State of Delaware. The DGCL provides generally that the affirmative vote of a majority of the outstanding stock entitled to vote on amendments to a corporation’s certificate of incorporation or bylaws is required to approve such amendment.

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

COMPARISON OF RIGHTS OF EATON SHAREHOLDERS AND SPINCO STOCKHOLDERS (FOLLOWING CONSUMMATION OF THE TRANSACTIONS)

Eaton is an Irish public limited company and subject to the provisions of the Irish Companies Act. SpinCo is a Delaware corporation and subject to the provisions of the DGCL. The rights of the holders of Eaton Ordinary Shares are governed by Eaton’s Memorandum and Articles of Association (the “Eaton articles”) and Irish law, including the Irish Companies Act. The rights of the holders of SpinCo common stock are governed by the SpinCo certificate of incorporation, the SpinCo bylaws and Delaware law, including the DGCL.

The following description summarizes the material differences between the rights associated with Eaton Ordinary Shares and SpinCo common stock that may affect Eaton shareholders who receive shares of SpinCo common stock in connection with the Separation. Since Eaton shareholders will not receive additional shares of SpinCo common stock in connection with the Merger, the rights of such shareholders with respect to their Eaton Ordinary Shares will not be impacted by the Merger, except as a result of the fact that their shares of SpinCo common stock will represent an interest in SpinCo that also reflects Dana’s ownership and operation of the Mobility Business. Although SpinCo and Eaton believe that this summary covers the material differences between the rights of the two groups of shareholders, this summary may not contain all of the information that is important to you and does not purport to be a complete discussion of shareholders’ rights. The identification of specific differences is not intended to indicate that other differences do not exist.

You are urged to read carefully the relevant provisions of the Irish Companies Act, the DGCL, the SpinCo certificate of incorporation, the SpinCo bylaws and the Eaton articles. Copies of the Eaton articles have been filed with the SEC and are incorporated by reference into this prospectus. Copies of the SpinCo certificate of incorporation and bylaws, each as currently in effect, together with the forms of the amended and restated SpinCo certificate of incorporation and amended and restated SpinCo bylaws, are filed as exhibits to the registration statement of which this prospectus forms a part. See “Where You Can Find Additional Information; Incorporation by Reference.”

	Rights of Eaton Shareholders	Rights of SpinCo Stockholders

Authorized Capital Stock

The authorized share capital of Eaton is $7,610,000 and €40,000 divided into 750,000,000 Ordinary Shares of $0.01 each, 10,000,000 Serial Preferred Shares of $0.01 each (the “Serial Preferred Shares”), 10,000 A Preferred Shares of $1.00 each (the “A Preferred Shares”) and 40,000 Euro Deferred Shares of €1.00 each (the “Euro Deferred Shares”).

The authorized share capital may be increased by way of an ordinary resolution of Eaton. An ordinary resolution requires over 50% of the votes of a company’s shareholders cast at a general meeting.

Under Irish law, the directors of a company may issue new ordinary or preferred shares without shareholder approval once authorized to do so by the memorandum and articles of association or by an ordinary resolution adopted by the shareholders at a general meeting. The authority conferred can be granted for a maximum period of

The total number of shares of capital stock that SpinCo is authorized to issue is     shares, consisting of     shares of common stock and     shares of preferred stock.

Subject to the rights of the holders of any series of preferred stock, the number of authorized shares of common stock or preferred stock may be increased or decreased, but not below the number of shares then outstanding, by the affirmative vote of holders of a majority of the voting power of SpinCo’s outstanding capital stock, of any class or series, entitled to vote generally in the election of directors (“Voting Stock”) and entitled to vote on the matter, without a separate class vote of the holders of common stock or preferred stock.

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	Rights of Eaton Shareholders	Rights of SpinCo Stockholders

five years, at which point it must be renewed by the shareholders of the company by an ordinary resolution.

As is customary practice for Irish companies listed in the U.S., at Eaton’s 2026 Annual General Meeting of Shareholders, shareholders approved the authority of the Eaton board to allot shares up to an aggregate nominal amount of $775,832 (77,583,204 shares) (being equivalent to approximately 20% of the aggregate nominal value of the issued ordinary share capital of Eaton as of January 31, 2026) for a period of 18 months from April 22, 2026.

Preferred Stock

The Eaton articles authorize the issuance of Serial Preferred Shares in one or more series. Prior to the issuance of any series of Serial Preferred Shares, the Eaton board is authorized to fix, by resolution, the terms thereof.

The A Preferred Shares carry a priority dividend equal to twice the dividend per Eaton Ordinary Share, and on a return of assets are entitled to a priority return of paid-up capital including share premium. The A Preferred Shares carry no rights to receive notice of, attend, speak at or vote at shareholder meetings.

The SpinCo certificate of incorporation authorizes the SpinCo board to issue preferred stock in one or more series. Prior to the issuance of any series, the SpinCo board is authorized to fix, by resolution, the number of shares to be included in such series and the designation, powers, preferences, and relative, participating, optional or other rights, if any, and the qualifications, limitations or restrictions thereof, of such series.

Dividends

Under Irish law, dividends and distributions may only be made from distributable profits. Distributable reserves generally means accumulated realized profits less accumulated realized losses and includes reserves created by way of capital reduction. In addition, no distribution may be made unless the net assets of the company are not less than the aggregate of its called-up share capital and undistributable reserves, and the distribution does not reduce the net assets below that aggregate.

The determination as to whether or not Eaton has sufficient distributable reserves to fund a dividend must be made by reference to the “relevant accounts” of Eaton. The “relevant accounts” will be either the last set of unconsolidated annual audited

The holders of SpinCo common stock are entitled to receive dividends, if any, as may be declared from time to time by the SpinCo board in its discretion out of funds legally available for the payment of dividends.

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	Rights of Eaton Shareholders	Rights of SpinCo Stockholders

financial statements or other financial statements properly prepared in accordance with the Irish Companies Act, which give a “true and fair view” of Eaton’s unconsolidated financial position and accord with accepted accounting practice. The relevant accounts must be filed in the Companies Registration Office (the official public registry for companies in Ireland).

The Eaton articles authorize the Eaton board to declare dividends without shareholder approval to the extent they appear justified by profits. The Eaton board may also recommend a dividend to be approved and declared by the shareholders at a general meeting and may direct that the payment be made by distribution of assets, shares or cash.

The Eaton articles provide that Eaton Ordinary Shares are entitled to receive dividends only after making the necessary provision for payment of any preference dividend in respect of preference shares then in issue, and that such dividends are then distributed pari passu and pro rata among the holders of Eaton Ordinary Shares.

The A Preferred Shares carry a priority dividend equal to twice the dividend per Ordinary Share.

Special Meetings of Stockholders

Extraordinary general meetings may be convened by the Eaton board, shareholders holding not less than 5% of the paid-up voting share capital of Eaton entitled to vote at general meetings, by Eaton’s auditors, or in exceptional cases by court order.

Extraordinary general meetings are generally held for the purpose of approving shareholder resolutions as may be required from time to time. The only business that shall be conducted at an extraordinary general meeting is as set forth in the notice thereof.

An extraordinary general meeting called for the passing of a special resolution (a resolution passed by not less than 75% of votes cast) may be held on not less than 21 clear days’ notice (and all other

Special meetings of SpinCo stockholders may be called only by (a) the Chairman of the SpinCo board, (b) the President or (c) the Secretary within ten calendar days after receipt by the Chairman and the Secretary of a written request of (i) a majority of the directors then in office or (ii) solely to the extent permitted by the SpinCo bylaws by the Secretary following a proper stockholder request.

A stockholder-requested special meeting may only be requested by a stockholder, or group of stockholders, with Net Beneficial Ownership (as defined in the SpinCo bylaws) of at least 20% of the voting power of the outstanding Voting Stock, voting together as a single class. The business transacted at such meeting must be limited to the purposes specified

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

	Rights of Eaton Shareholders	Rights of SpinCo Stockholders

extraordinary general meetings shall be called by at least 14 clear days’ notice).

In the case of an extraordinary general meeting convened by the Eaton shareholders, the Eaton board has two months to convene a meeting of Eaton shareholders to vote on the matters set out in the requisition notice. If the Eaton board does not convene the meeting within such two-month period, the requisitioning shareholders, or any one of them representing more than one half of the total voting rights of all of them, may themselves convene a meeting, which meeting must be held within three months of Eaton’s receipt of the requisition notice.

If the Eaton board becomes aware that the net assets of Eaton are not greater than half of the amount of Eaton’s called-up share capital, it must convene an extraordinary general meeting of Eaton’s shareholders not later than 28 days from the date that the directors learn of this fact to consider how to address the situation.

The Eaton articles provide that three shareholders present in person or by proxy shall constitute a quorum, with a special provision that where a class has three or fewer members, one person entitled to vote may constitute a quorum for certain class meeting purposes.

in SpinCo’s notice of meeting, subject to SpinCo’s ability to submit matters to stockholders at that meeting.

The SpinCo bylaws provide that notice of each stockholder meeting must generally be given not less than ten nor more than 60 calendar days before the meeting date. The notice shall state the place, if any, date and time of the meeting and, in the case of a special meeting, the purpose or purposes for which the meeting is called.

The SpinCo bylaws provide that the holders of a majority of the voting power of the outstanding Voting Stock entitled to vote at a special meeting, present in person or represented by proxy, will constitute a quorum.

Special Meetings of the Board of Directors

Special meetings of the Eaton board may be called by the Chairman of the Eaton board, the chief executive officer or president, or by not less than one-third of the directors then in office. Notice of a special meeting must be given to each director at least 24 hours before the meeting by telephone or personal service, or at least two days before the meeting if given by other specified means including electronic transmission. Notice of a special meeting of Eaton may be waived by any director.

The SpinCo bylaws provide that special meetings of the SpinCo board may be called by the Chairman or the President on one day’s notice to each director who has not waived notice, and must be called by the Chairman or the President, in like manner and on like notice, upon the written request of a majority of the directors. Special meetings of the SpinCo board may be held at such time and place, either within or outside the State of Delaware, as is determined by the board or specified in the notice of meeting.

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

	Rights of Eaton Shareholders	Rights of SpinCo Stockholders
Quorum and Manner of Acting at Meetings of the Board

A majority of the total number of directors then authorized constitutes a quorum for the transaction of business. The act of a majority of the directors present at a meeting at which a quorum is present constitutes the act of the Eaton board, except as otherwise required by the Eaton articles or applicable law. For the specific purpose of filling vacancies, a majority of the directors then in office constitutes a quorum even if that number is less than a majority of the authorized number of directors. There is no casting vote available to the chairman in the event of a tie at an Eaton board meeting; in such event, the motion is lost.

A majority of the Whole Board (defined as the total number of directors that SpinCo would have if there were no vacancies on the SpinCo board) constitutes a quorum for the transaction of business at meetings of the SpinCo board. Except for actions required to be taken by committees of the SpinCo board or actions required by the SpinCo bylaws or the SpinCo certificate of incorporation to be taken by a majority of the Whole Board, the act of a majority of the directors present at a meeting at which a quorum is present constitutes the act of the SpinCo board. If a quorum is not present, the directors present, by vote of a majority of those directors, may adjourn the meeting from time to time to another place, time or date, without notice other than announcement at the meeting, until a quorum is present.

Stockholder Action by Written Consent

Subject to the requirements of the Irish Companies Act, the Eaton articles provide that anything which may be done by resolution of Eaton at a general meeting may be done by resolution in writing, but only if it is signed by all of the shareholders entitled to attend and vote on the relevant resolution.

The SpinCo certificate of incorporation provides that any action required or permitted to be taken by SpinCo stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by written consent.

Advance Notice or Other Procedures for Sto ckholder Proposals and Nominations of Candidates for Election to the Board of Directors

The Eaton articles contain advance notice procedures with respect to nominations of candidates for election as directors and other matters to be brought before a general meeting by shareholders.

To be timely, a shareholder’s notice of a nomination or proposal must generally be received by the Company Secretary not less than 90 days nor more than 120 days prior to the first anniversary of the date on which Eaton first mailed its proxy statement to shareholders in connection with the preceding year’s annual general meeting, subject to alternative deadlines where the date of the annual general meeting is more than 30 days before or more than 60 days

The SpinCo bylaws provide that director nominations and proposals for other business to be conducted at a stockholder meeting may be made by any SpinCo stockholder who, as of the record date for such meeting, is entitled to vote at such meeting and who complies with the notice procedures set forth in the SpinCo bylaws. The SpinCo bylaws require a stockholder give timely notice, in writing, to SpinCo’s Secretary and provide certain required information.

A stockholder’s notice is considered timely if delivered to SpinCo’s Secretary at SpinCo’s principal executive offices (a) in the case of an annual meeting, not earlier than 120 days and not later than 90 days before the first anniversary of the preceding year’s annual meeting;

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	Rights of Eaton Shareholders	Rights of SpinCo Stockholders

after the anniversary of the preceding year’s meeting.

The notice must contain specified information regarding the nominee or proposed business, including the text of any resolutions proposed for consideration, and the shareholder submitting the proposal and the candidate for election to the Eaton board, including ownership details, derivative positions, hedging arrangements, and disclosures equivalent to those required under Schedule 13D of the Exchange Act.

provided, however, that in the event that the date of the annual meeting is not within 25 days before or after such anniversary date, notice must be so delivered not later than the close of business on the tenth day following the day on which notice of the date of such annual meeting is first given to stockholders or public announcement of the date of such annual meeting is first made by SpinCo, whichever occurs first; and (b) in the case of a special meeting, not later than the close of business on the tenth day following the day on which notice of the date of such special meeting is first given to stockholders or public announcement of the date of such special meeting is first made by SpinCo, whichever occurs first.

The SpinCo bylaws also provide for “proxy access” nominations, pursuant to which a stockholder, or group of up to 20 stockholders, that has continuously owned at least 3% of the voting power of SpinCo’s outstanding Voting Stock for at least three years may nominate and have included in SpinCo’s proxy materials director nominees constituting up to 25% of the SpinCo board, subject to compliance with the notice and eligibility requirements set forth in the SpinCo bylaws.

Number of Directors and Composition of the Board of Directors

The number of directors is fixed solely by the Eaton board, but shall not be less than nine nor more than eighteen. This range is subject to automatic adjustment to accommodate any director appointment rights attaching to any class or series of shares.

The SpinCo certificate of incorporation provides that the number of directors comprising the SpinCo board shall not be less than three or more than 15.

The SpinCo bylaws provide that the authorized number of directors may be determined from time to time only by vote of a majority of the Whole Board.

Voting Rights, Election of Directors

Each holder of Eaton Ordinary Shares is entitled to one vote per share on all matters submitted to a vote of shareholders.

All resolutions at general meetings are decided on a poll. Except where a higher majority is required by the Irish Companies Acts or the Eaton articles, matters submitted to shareholders are decided by ordinary resolution (a simple majority of votes cast). Certain matters require a special resolution

Each holder of SpinCo common stock is entitled to one vote on each matter submitted to a vote at a meeting of stockholders for each share of SpinCo common stock held of record as of the applicable record date.

Except as otherwise provided by law, applicable securities exchange rules or other applicable rules or regulations, the affirmative vote of a majority of the

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

	Rights of Eaton Shareholders	Rights of SpinCo Stockholders

(passed by not less than 75% of votes cast), including amendments to the Eaton articles, certain capital reductions, and the grant or renewal of directors’ authority to disapply statutory pre-emption rights.

All directors retire at each annual general meeting and are eligible for re-election. Directors are elected by the affirmative vote of a majority of votes cast at the meeting at which the election occurs, subject to the nomination and Board size provisions set out in the Eaton articles.

Serial Preferred Shares generally carry one vote per share and vote together with Ordinary Shares as a single class, subject to specific class consent rights. Upon specified dividend defaults on Serial Preferred Shares, holders thereof obtain the special class right to elect two directors to the Eaton board until all arrears of dividends have been paid. A Preferred Shares and Euro Deferred Shares carry no voting rights.

voting power of the outstanding Voting Stock present in person or represented by proxy at a meeting at which a quorum is present and entitled to vote on the subject matter constitutes the act of the stockholders on matters other than the election of directors.

Directors are elected at each annual meeting of stockholders by a plurality of the votes of the shares present in person or represented by proxy and entitled to vote on the election of directors. In an uncontested election, any director nominee who receives a greater number of votes “withheld” from election than votes “for” election must promptly offer his or her resignation to the SpinCo board.

Removal of Directors

Under Irish law, shareholders may by ordinary resolution remove a director from office before the expiration of his or her term, notwithstanding anything in the Eaton articles or in any agreement between the company and the director, but without prejudice to any claim for damages that the director may have for breach of any contract of service between the director and the company. The director concerned is entitled to receive notice of any such resolution and to make written representations to shareholders and to speak at the meeting at which the resolution is to be considered.

The SpinCo certificate of incorporation provides that any SpinCo director may be removed from office by the stockholders with or without cause, and only by stockholder action taken at an annual meeting or special meeting of stockholders, the notice of which states that removal of a director or directors is among the purposes of the meeting.

Vacancies on the Board of Directors

The continuing directors may act notwithstanding any vacancy in their body, provided that if the number of the directors is reduced below the fixed minimum number, the remaining directors shall appoint, as soon as practicable, an additional director or additional directors to make up such minimum or shall convene a general meeting for the purpose of making such appointment.

The SpinCo certificate of incorporation provides that newly created directorships resulting from any increase in the authorized number of directors and vacancies on the SpinCo board resulting from resignation, disqualification, removal, death or other cause will be filled solely by the affirmative vote of a majority of the remaining directors then in office, even if less than a quorum, or by a sole remaining director. Any director so elected will hold office until

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

	Rights of Eaton Shareholders	Rights of SpinCo Stockholders

the next annual meeting of stockholders and until such director’s successor is duly elected and qualified, or until such director’s earlier resignation, disqualification, removal or death. No decrease in the authorized number of directors will shorten the term of any director.

Chairman Positions

The Eaton board is empowered to elect a chairman from among the directors and to determine the period for which the chairman holds that office. The Eaton board may also appoint a chief executive officer, who may be the same person as the chairman. The chairman vacates that office if he or she ceases to be a director.

At meetings of the Eaton board, the chairman presides. In the absence of the chairman, the chief executive officer or president presides, or, if neither is present, the directors present select a chair for that meeting.

At general meetings of shareholders, the chairman of the Eaton board (or another director designated by the chairman) presides. If neither is present within 30 minutes of the appointed time, the shareholders present choose a chair for that meeting.

The SpinCo board is empowered to elect a Chairman. The Chairman, or such other officer designated from time to time by a majority of the Whole Board, will call stockholder meetings to order and act as presiding officer of such meetings.

Limitation on Liability of Directors and Officers

The Eaton articles provide that, to the fullest extent permitted under Irish law, no director, officer or other specified person shall be liable for the acts, neglects or defaults of any other such person, or for any loss, damage or misfortune occurring in the execution of their duties, unless the same happened through their own wilful neglect or wilful default.

Under Irish law, a company may not exempt its directors from liability for negligence or a breach of duty, and therefore the Eaton articles do not include provisions exempting directors from such liability.

However, where a breach of duty has been established, directors may be statutorily exempted by an Irish court from personal liability for negligence or breach of duty if, among other things, the court determines that they have acted honestly and

The SpinCo certificate of incorporation provides that no director or officer will be personally liable to SpinCo or its stockholders for monetary damages for breach of fiduciary duty as a director or officer, as applicable, except to the extent such exemption from liability or limitation of liability is not permitted under the DGCL as it exists or may be amended.

If the DGCL is amended to authorize the further elimination or limitation of the liability of directors or officers, the liability of SpinCo’s directors or officers will be eliminated or limited to the fullest extent authorized by the DGCL as so amended.

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

	Rights of Eaton Shareholders	Rights of SpinCo Stockholders
reasonably, and that they may fairly be excused as a result.

Indemnification of Directors and Officers

The Eaton articles require Eaton to indemnify directors, officers, and other specified persons against liabilities arising in connection with their service to Eaton, both in third-party actions and in derivative actions brought in Eaton’s name, subject to the requirements of good faith and the best interests of Eaton and the limits imposed by Irish law.

Permissible indemnification under Irish law is generally confined to the payment of costs or the discharge of liability in circumstances where judgment is given in the director’s favor, where the director is acquitted, or where an Irish court grants statutory relief. The Eaton articles provide for advancement of expenses subject to a written undertaking to repay if it is ultimately determined that indemnification is not available. The Eaton board is also authorized to purchase and maintain directors’ and officers’ liability insurance.

The SpinCo certificate of incorporation provides that each person who is or was a party or is threatened to be made a party to, or is otherwise involved in, a proceeding by reason of the fact that such person is or was a director or officer of SpinCo, or while serving as a director or officer was serving at SpinCo’s request as a director or officer of another enterprise, will be indemnified and held harmless by SpinCo to the fullest extent permitted or required by the DGCL.

The indemnification covers expenses, including attorneys’ fees, judgments, fines, ERISA excise taxes or penalties and settlement amounts actually and reasonably incurred in connection with the proceeding, except that SpinCo will indemnify an indemnitee in connection with a proceeding initiated by the indemnitee only if the proceeding was authorized by the SpinCo board, other than proceedings to enforce indemnification rights.

The SpinCo certificate of incorporation provides for the advancement of expenses incurred, subject to any undertaking required by the DGCL, and provides that indemnification and advancement rights are contract rights that continue after a person ceases to serve and inure to the benefit of the person’s heirs, executors and administrators.

Amendments to Memorandum and Articles of Association / Certificate of Incorporation

Under Irish law, amendments to the Eaton articles generally require a special resolution, being a resolution passed by not less than 75% of the votes cast at a duly convened general meeting of Eaton. Increases in the authorized share capital may be effected by ordinary resolution, while reductions of issued share capital require a special resolution.

The SpinCo certificate of incorporation may be amended in the manner prescribed by the laws of the State of Delaware. The DGCL provides generally that the affirmative vote of a majority of the outstanding stock entitled to vote on amendments to a corporation’s certificate of incorporation or bylaws is required to approve such amendment.

Amendments to Bylaws	As an Irish company, Eaton does not have bylaws separate from its articles.	The SpinCo bylaws provide that, except as otherwise provided by law, the SpinCo certificate of incorporation or the SpinCo bylaws, the SpinCo bylaws may

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

	Rights of Eaton Shareholders	Rights of SpinCo Stockholders

be amended or repealed at any time either at a meeting of stockholders, provided that any amendment or supplement proposed to be acted upon at such meeting has been described or referred to in the notice of meeting, or by the SpinCo board.

Certain Business Combinations

The Eaton articles contain supermajority approval requirements for certain transactions, including mergers, consolidations, sales of all or substantially all of Eaton’s assets, and acquisitions that would result in a shareholder or group holding one sixth of Eaton’s voting power, which require the affirmative vote or written consent of holders of shares representing at least two-thirds of the total voting power of all outstanding shares entitled to vote.

In addition, a transaction in which a third party seeks to acquire 30% or more of Eaton’s voting rights will be governed by the Irish Takeover Panel Act 1997 and the Irish Takeover Rules made thereunder and will be regulated by the Irish Takeover Panel.

The SpinCo certificate of incorporation and bylaws do not impose any separate supermajority or heightened approval requirement for mergers, consolidations, sales of all or substantially all of SpinCo’s assets or similar business combination transactions. Such transactions would therefore be governed by the DGCL and any applicable provisions of the SpinCo certificate of incorporation and the SpinCo bylaws.

Stockholder Rights Plan

The Eaton board is expressly authorized by the Eaton articles, subject to applicable law, to adopt a shareholder rights plan or similar arrangement under which shareholders may be entitled to acquire shares or interests in Eaton at a discounted price, on such terms and conditions as the board deems expedient and in the best interests of Eaton.

Eaton does not currently have a shareholder rights plan in effect.

The adoption of a rights plan by the Eaton board is subject to the constraints of Irish law, including the requirement that any allotment of shares pursuant to such a plan be made within the scope of the Eaton board’s existing allotment authority granted by shareholders, and that any disapplication of statutory pre-emption rights has been duly authorized.

Neither the SpinCo certificate of incorporation nor the SpinCo bylaws contain a specific stockholder rights plan provision. The SpinCo certificate of incorporation does, however, authorize the issuance of preferred stock in one or more series, and authorizes the SpinCo board to fix the designation, powers, preferences, rights, qualifications, limitations and restrictions of any such series, including voting, dividend, redemption, liquidation, conversion, exchange, subscription and purchase rights.

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

U.S. FEDERAL INCOME TAX CONSIDERATIONS OF THE DISTRIBUTION

The following discussion is a summary of the U.S. federal income tax considerations applicable to Eaton and U.S. holders (as defined below) of Eaton Ordinary Shares that receive SpinCo common stock as a result of the Distribution (which includes this Exchange Offer). This discussion also provides a summary of the U.S. federal income tax considerations applicable to non-U.S. holders (as defined below) of the ownership and disposition of shares of SpinCo common stock received pursuant to the Distribution, but does not purport to be a complete analysis of all potential tax effects. This summary is based on the Code, the Treasury Regulations promulgated thereunder and judicial and administrative interpretations of those authorities, in each case as in effect as of the date of this prospectus, and all of which are subject to change at any time, possibly with retroactive effect. Any such change could affect the accuracy of the statements and conclusions set forth in this discussion. This summary assumes that the Transactions will be consummated in accordance with the Separation Agreement and the Merger Agreement and as described in this prospectus. This summary is limited to the holders of Eaton Ordinary Shares that receive SpinCo common stock (or cash in lieu of fractional shares thereof) in the Distribution that hold their Eaton Ordinary Shares as a capital asset (generally, property held for investment).

For purposes of this discussion, a “U.S. holder” is a beneficial owner of Eaton Ordinary Shares that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or a resident of the United States;

•

a corporation (or other entity or arrangement subject to tax as a corporation for U.S. federal income tax purposes) that is created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust if (a) a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions or (b) it has a valid election in place under applicable Treasury Regulations to be treated as a U.S. person.

A “non-U.S. holder” is a beneficial owner of Eaton Ordinary Shares (and, following the Distribution, SpinCo common stock) that is not a U.S. holder (and not a partnership or other entity or arrangement treated as a partnership for U.S. federal income tax purposes).

This summary does not discuss all tax considerations that may be relevant to either a U.S. holder or non-U.S. holder in light of their particular circumstances, nor does it address the tax considerations relevant to any holders subject to special treatment under U.S. federal income tax laws, such as:

•	dealers and traders in securities, commodities or foreign currencies;

•	traders in securities who elect to apply a mark-to-market method of accounting;

•	controlled foreign corporations;

•	passive foreign investment companies;

•	tax-exempt entities;

•	banks, financial institutions or insurance companies;

•	real estate investment trusts, regulated investment companies, mutual funds or grantor trusts;

•	persons who acquired Eaton Ordinary Shares (and, following the Distribution, SpinCo common stock) pursuant to the exercise of employee stock options or otherwise as compensation;

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

•

persons owning Eaton Ordinary Shares (or, following the Distribution, SpinCo common stock) as part of a “hedge,” “straddle,” “conversion,” “synthetic security,” “integrated investment,” “constructive sale” or other risk reduction transaction for U.S. federal income tax purposes;

•	certain former citizens or long-term residents of the United States;

•	persons who are subject to the alternative minimum tax;

•	S corporations, partnerships (or any other entity or arrangement treated as a partnership for U.S. federal income tax purposes) or other pass-through entities or investors therein;

•	persons required to accelerate the recognition of any item of gross income as a result of such income being recognized on an applicable financial statement;

•

any persons who actually or constructively own more than 5% of Eaton Ordinary Shares (or, following the Distribution, 5% of SpinCo common stock), except as set forth in “—Information Reporting and Backup Withholding”;

•	persons whose functional currency is not the U.S. dollar; or

•	persons who hold Eaton Ordinary Shares (or, following the Distribution, SpinCo common stock) through a tax-qualified retirement plan.

Moreover, this discussion does not address any U.S. state or local or non-U.S. tax considerations, any aspect of the Medicare tax on net investment income or any aspect of U.S. federal non-income tax laws, such as gift or estate tax laws.

If a partnership, or any other entity or arrangement treated as a partnership for U.S. federal income tax purposes, holds Eaton Ordinary Shares (or, following the Distribution, SpinCo common stock), then the tax treatment of a partner in that partnership will generally depend on the status of the partner and the activities of the partnership. Such a partner or partnership should consult its tax advisor as to the tax consequences of the Distribution and the ownership and disposition of shares of SpinCo common stock to it.

THIS DISCUSSION DOES NOT PURPORT TO ADDRESS ALL U.S. FEDERAL INCOME TAX CONSIDERATIONS OR TAX CONSIDERATIONS THAT MAY ARISE UNDER OTHER TAX LAWS OR THAT MAY APPLY TO HOLDERS IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES. EACH HOLDER SHOULD CONSULT ITS TAX ADVISORS AS TO THE SPECIFIC TAX CONSIDERATIONS OF THE DISTRIBUTION AND THE OWNERSHIP AND DISPOSITION OF SHARES OF SPINCO COMMON STOCK TO THEM, INCLUDING THE EFFECT OF ANY U.S. FEDERAL NON-INCOME, STATE OR LOCAL OR NON-U.S. TAX LAWS AND ANY CHANGES IN APPLICABLE TAX LAWS.

Treatment of the Distribution

The completion of the Distribution and certain other related transactions is conditioned upon the receipt by Eaton of the Spin-Off Tax Opinion to the effect that, among other things, for U.S. federal income tax purposes: (a) the Distribution will qualify as a transaction in which the SpinCo common stock distributed to Eaton shareholders is treated as “qualified property” for purposes of Section 355(c) of the Code (and neither Section 355(d) nor Section 355(e) of the Code causes such SpinCo common stock to be treated as other than “qualified property” for such purposes); (b) Eaton will recognize no income, gain or loss on the Distribution solely by virtue of Section 355(c) of the Code; (c) U.S. holders of Eaton Ordinary Shares will (i) recognize no income, gain or loss upon the receipt of SpinCo common stock in the Distribution (except with respect to cash in lieu of fractional SpinCo common stock, if any) under Section 355(a) of the Code, and (ii) recognize no gain or have any income inclusion under Section 367(b) of the Code and the Treasury Regulations promulgated thereunder; (d) the Eaton Ohio Contribution and the Eaton Ohio Distribution, taken together, will qualify as a

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

“reorganization” within the meaning of Sections 368(a)(1)(D) and 355 of the Code, and (e) the Eaton Ohio Distribution will qualify as a transaction in which the SpinCo common stock distributed to Eaton Ohio’s shareholder is treated as “qualified property” for purposes of Sections 355 and 361(c) of the Code (and neither Section 355(d) nor Section 355(e) of the Code causes such SpinCo common stock to be treated as other than “qualified property” for such purposes). Based on the various factual representations and assumptions, as well as certain undertakings, made by Eaton, SpinCo and Dana, Eaton expects to receive the Spin-Off Tax Opinion from Eaton Tax Counsel. Accordingly, the U.S. federal income tax considerations of the Distribution and Eaton Ohio Distribution are described below:

With respect to the Distribution:

•	subject to the discussion below regarding Section 355(e) of the Code, Eaton will recognize no income, gain or loss upon the distribution of SpinCo common stock on the Distribution;

•

U.S. holders of Eaton Ordinary Shares will recognize no income, gain or loss upon the receipt of SpinCo common stock in the Distribution (except with respect to cash in lieu of fractional SpinCo common stock, if any, which is discussed further below), under Section 355(a) of the Code, and will recognize no gain or have any income inclusion under Section 367(b) of the Code (including in this Exchange Offer or in any Clean-Up Spin-Off);

•

the tax basis of SpinCo common stock, including any fractional shares, received in the Exchange Offer in the hands of a U.S. holder of Eaton Ordinary Shares who exchanges Eaton Ordinary Shares for SpinCo common stock in the Exchange Offer will be, immediately after the Exchange Offer, the same as the tax basis of the Eaton Ordinary Shares exchanged therefor, and each U.S. holder’s holding period in the SpinCo common stock received in the Exchange Offer will include the holding period of the Eaton Ordinary Shares exchanged therefor;

•

the aggregate tax basis of the Eaton Ordinary Shares (excluding any Eaton Ordinary Shares exchanged for SpinCo common stock in the Exchange Offer) and SpinCo common stock, including any fractional shares, issued in the Clean-Up Spin-Off, in the hands of each U.S. holder of Eaton Ordinary Shares immediately after the Distribution, will be the same as the aggregate tax basis of the Eaton Ordinary Shares held by such holder immediately before the Distribution (excluding any Eaton Ordinary Shares exchanged for SpinCo common stock in the Exchange Offer), allocated between such Eaton Ordinary Shares and SpinCo common stock in proportion to their relative fair market values immediately following the Clean-Up Spin-Off and each U.S. holder’s holding period in the SpinCo common stock received in the Clean-Up Spin-Off will include the holding period of the Eaton Ordinary Shares with respect to which the SpinCo common stock was received;

•

a U.S. holder that acquired different blocks of shares of Eaton Ordinary Shares at different times or at different prices should consult its tax advisors regarding the determination of its adjusted basis in, and its holding period of, shares of SpinCo common stock received in the Exchange Offer and/or the Clean-Up Spin-Off, as applicable; and

•

a U.S. holder that receives cash in lieu of a fractional share of SpinCo common stock generally will be treated as having received a fractional share pursuant to the Distribution and then as having sold such fractional share for cash and, accordingly, will recognize gain or loss equal to the difference between the amount of cash received in lieu of such fractional share and the portion of the holder’s aggregate adjusted basis in the SpinCo common stock surrendered which is allocable to such fractional share. Such gain or loss generally will be long-term capital gain or loss if the holder’s holding period for its SpinCo common stock, as described above, exceeds one year at the effective time of the Distribution. Long-term capital gains generally are subject to preferential rates of U.S. federal income tax for certain non-corporate U.S. holders (including individuals). The deductibility of capital losses is subject to limitations.

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

With respect to the Eaton Ohio Contribution and Eaton Ohio Distribution:

•

subject to the discussion below regarding Section 355(e) of the Code, Eaton Ohio will recognize no income, gain or loss on the Eaton Ohio Contribution, SpinCo Cash Payment or Distribution, except for gain to the extent the SpinCo Cash Payment exceeds Eaton Ohio’s adjusted tax basis in the SpinCo common stock received in the Eaton Ohio Contribution or to the extent that the proceeds from the SpinCo Cash Payment are not used for certain permitted purposes.

The Spin-Off Tax Opinion will be based upon various factual representations and assumptions, as well as certain undertakings made by Eaton, SpinCo and Dana. If any of those factual representations or assumptions are untrue or incomplete in any material respect, any undertaking is not complied with, any of the facts upon which the opinion will be based are materially different from the facts at the time of the Distribution, the Eaton Ohio Contribution or the Eaton Ohio Distribution, as applicable, or if Eaton, SpinCo or Dana breach any of their respective covenants, then such distributions or certain other transactions may not qualify (in whole or in part) for tax-free treatment. The Spin-Off Tax Opinion will represent Eaton Tax Counsel’s judgment regarding the transactions referenced above and will not be binding on the IRS. As a result, the conclusions expressed in the Spin-Off Tax Opinion could be challenged by the IRS, and if the IRS prevails in such challenge, the tax consequences to Eaton, certain Eaton subsidiaries and Eaton’s shareholders could be materially less favorable.

If the Distribution were determined not to qualify for non-recognition of gain or loss under Section 355 of the Code, Eaton would recognize taxable gain, which could result in significant tax to the Eaton Group. In addition, each U.S. holder of Eaton Ordinary Shares who receives SpinCo common stock would generally be treated as either (a) recognizing taxable gain or loss equal to the difference between the fair market value of the SpinCo common stock received by the U.S. holder and such holder’s tax basis in the Eaton Ordinary Shares exchanged pursuant to the Exchange Offer or (b) as receiving a taxable distribution equal to the fair market value of the SpinCo common stock received by the U.S. holder in the Clean-Up Spin-Off. In the event that a U.S. holder is treated as receiving a taxable distribution pursuant to the Clean-Up Spin-Off, such distribution would be treated as a taxable dividend to the extent of such U.S. holder’s ratable share of Eaton’s current and accumulated earnings and profits (as determined for U.S. federal income tax purposes), including Eaton’s taxable gain on the Distribution. To the extent the Distribution exceeds such earnings and profits, the Distribution will constitute a non-taxable return of capital and will first reduce the U.S. holder’s basis in its Eaton Ordinary Shares, but not below zero, and then will be treated as capital gain from the sale or exchange of its Eaton Ordinary Shares. U.S. holders are urged to consult their tax advisors on the potential tax impacts to such holders in the event the Distribution were determined to not qualify for non-recognition treatment.

In addition, if the Eaton Ohio Contribution and Eaton Ohio Distribution (taken together) were determined not to qualify for non-recognition of gain and loss under Section 368(a)(1)(D) and Section 355 of the Code, Eaton Ohio would generally recognize gain (but not loss) with respect to the transfer of SpinCo common stock in the Eaton Ohio Distribution in an amount equal to the excess, if any, of the fair market value of the SpinCo common stock distributed to Eaton Ohio’s shareholder over Eaton Ohio’s tax basis in such shares. Eaton Ohio would also recognize gain with respect to its receipt of a portion of the SpinCo Cash Payment.

Under certain circumstances and subject to certain limitations, SpinCo may be required to indemnify the Additional Eaton Parties against taxes or certain tax-related losses associated with the failure of the Distribution to qualify for non-recognition of gain or loss under Section 355 of the Code and the failure of the Eaton Ohio Contribution and the Eaton Ohio Distribution, taken together, to qualify for non-recognition of gain or loss under Section 368(a)(1)(D) and Section 355 of the Code pursuant to the Tax Matters Agreement. Any such indemnification obligation likely would be substantial and likely would have a material adverse effect on SpinCo. See “—The Transaction Agreements” and “—Additional Agreements Related to the Separation and the Merger—Tax Matters Agreement.”

Even if the Distribution were to otherwise qualify as a tax-free transaction under Section 355 of the Code and/or the Eaton Ohio Contribution and Eaton Ohio Distribution (taken together) were to otherwise qualify as a

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

tax-free transaction under Section 368(a)(1)(D) and Section 355 of the Code, such distributions may nevertheless be taxable to Eaton or certain Eaton subsidiaries (but not to Eaton’s shareholders) pursuant to Section 355(e) of the Code if one or more persons acquire a 50% or greater interest (measured by vote or value) in the stock of Eaton or SpinCo, directly or indirectly, as part of a plan or series of related transactions that includes the Distribution. For this purpose, any direct or indirect acquisitions of Eaton Ordinary Shares or SpinCo common stock within the period beginning two years before the Distribution and ending two years after the Distribution are presumed to be part of such a plan, although Eaton and SpinCo may be able, depending on the facts and circumstances, to rebut that presumption. The process for determining whether an acquisition is part of a plan under these rules is complex, inherently factual in nature, and subject to a comprehensive analysis of the facts and circumstances of the particular case. Although it is expected that the Merger will be treated as part of such a plan, the Merger, standing alone, will not cause Section 355(e) of the Code to apply to the Distribution (or to the Eaton Ohio Distribution) because holders of SpinCo common stock immediately after the Merger will continue to hold more than 50% of the SpinCo common stock (by vote and value). However, if the IRS were to determine that other direct or indirect acquisitions of Eaton Ordinary Shares or SpinCo common stock, either before or after the Distribution, were part of a plan or series of related transactions that included the Distribution, such determination could cause Section 355(e) of the Code to apply to the Distribution (and/or the Eaton Ohio Distribution), which could result in significant tax liability.

In addition, if the IRS were to determine, contrary to the conclusions set forth in the Spin-Off Tax Opinion, that Section 367(b) of the Code applied to the Distribution, certain U.S. holders of Eaton Ordinary Shares, as described below, may be required to recognize gain (but not loss) or elect to include in income the “all earnings and profits amount” with respect to its Eaton Ordinary Shares upon the exchange of Eaton Ordinary Shares for SpinCo common stock in the Exchange Offer (or, alternatively, upon the receipt of SpinCo common stock in the Clean-Up Spin-Off). Specifically, U.S. holders who, at the time of the Distribution, beneficially own (directly, indirectly, or constructively, including as a result of applicable attribution rules) Eaton Ordinary Shares with a fair market value of $50,000 or more may generally recognize gain (but not loss) with respect to the shares of SpinCo common stock received in the Distribution, unless such holder elects to recognize the “all earnings and profits” amount attributable to such holder with respect to its Eaton Ordinary Shares. U.S. holders should consult their tax advisors on the potential application of Section 367(b) of the Code to the Distribution.

Information Reporting and Backup Withholding

Treasury Regulations generally require persons who own at least five percent of the total outstanding Eaton Ordinary Shares (by vote or value) and who receive SpinCo common stock pursuant to the Distribution and persons who own at least one percent of the total outstanding SpinCo common stock to attach to their U.S. federal income tax return for the year in which the Distribution occurs a detailed statement setting forth certain information relating to the tax-free nature of the Distribution. Eaton and/or SpinCo will provide the appropriate information to each holder upon request, and each such holder is required to retain permanent records of this information.

In addition, payments of cash to a U.S. holder of Eaton ordinary shares in lieu of a fractional share of SpinCo common stock in the Distribution may be subject to information reporting, unless the U.S. holder provides the withholding agent with proof of an applicable exemption. Payments that are subject to information reporting may also be subject to backup withholding (currently at a rate of 24%) unless such U.S. holder provides the withholding agent with a correct taxpayer identification number and otherwise complies with the requirements of the backup withholding rules. Backup withholding does not constitute an additional tax and may be refunded or credited against a U.S. holder’s U.S. federal income tax liability, provided the required information is timely supplied to the IRS.

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

Treatment of the Ownership and Disposition of SpinCo Common Stock by Non-U.S. Holders.

Distributions on SpinCo Common Stock

Subject to the discussion below under “—Additional Withholding Tax on Payments Made to Foreign Accounts,” any distributions SpinCo makes to a non-U.S. holder of cash or property (other than certain stock distributions) with respect to a non-U.S. holder’s shares of SpinCo common stock that constitute dividends for U.S. federal income tax purposes will generally be subject to U.S. withholding tax at a rate of 30% of the gross amount (or a reduced rate prescribed by an applicable income tax treaty), unless the dividends are effectively connected with a trade or business carried on by the non-U.S. holder within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment of the non-U.S. holder within the United States). A distribution will generally constitute a dividend for U.S. federal income tax purposes to the extent of SpinCo’s current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Any distribution not constituting a dividend will be treated as first reducing the adjusted basis (but not below zero) in the non-U.S. holder’s shares of SpinCo common stock and, to the extent such distribution exceeds the adjusted basis in the non-U.S. holder’s shares of SpinCo common stock, as gain from the sale or exchange of such shares, with the tax treatment described in “—Gain on Sale or Other Disposition of SpinCo Common Stock.”

Dividends effectively connected with a U.S. trade or business (and, if required by an applicable income tax treaty, attributable to a U.S. permanent establishment) of a non-U.S. holder will generally not be subject to U.S. withholding tax if the non-U.S. holder complies with applicable certification and disclosure requirements. Instead, such dividends will generally be subject to U.S. federal income tax on a net income basis, in the same manner as if the non-U.S. holder were a U.S. person as defined under the Code. A non-U.S. holder that is treated as a corporation for U.S. federal income tax purposes may be subject to an additional “branch profits tax” at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) on its effectively connected earnings and profits (subject to certain adjustments), which will include effectively connected dividends.

In order to certify that a dividend is effectively connected with a U.S. trade or business, or to obtain a reduced rate of withholding under an applicable income tax treaty, a non-U.S. holder must generally provide SpinCo or its agent, as the case may be, with the appropriate IRS Form W-8, such as:

•	IRS Form W-8BEN or W-8BEN-E (or successor form) certifying a reduction in withholding under an applicable income tax treaty, or

•

IRS Form W-8ECI (or successor form) certifying that a dividend paid on SpinCo common stock is not subject to withholding tax because it is effectively connected with a trade or business in the United States of the non-U.S. holder.

Each non-U.S. holder should consult its own tax advisor about the specific methods for satisfying these requirements.

Gain on Sale or Other Disposition of SpinCo Common Stock

Subject to the discussion below under “—Additional Withholding Tax on Payments Made to Foreign Accounts,” a non-U.S. holder generally will not be subject to U.S. federal income tax on any gain recognized upon the sale or other disposition of SpinCo common stock unless:

•

the gain is effectively connected with a trade or business carried on by the non-U.S. holder within the United States (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment of the non-U.S. holder);

•	the non-U.S. holder is an individual and is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are satisfied; or

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

•

SpinCo is or becomes a U.S. real property holding corporation (“USRPHC”) for U.S. federal income tax purposes at any time within the shorter of the five-year period ending on the date of the disposition and the non-U.S. holder’s holding period, and either (a) SpinCo common stock is not regularly traded on an established securities market prior to the beginning of the calendar year in which the sale or disposition occurs, or (b) the non-U.S. holder has owned or is deemed to have owned, at any time within the shorter of the five-year period preceding the disposition or the non-U.S. holder’s holding period, more than 5% of SpinCo common stock. Generally, a corporation is a USRPHC if the fair market value of its U.S. real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business (all as determined for U.S. federal income tax purposes). Although there can be no assurances in this regard, SpinCo does not believe it is or has been, and does not anticipate becoming a USRPHC for U.S. federal income tax purposes.

Gain that is effectively connected with the conduct of a trade or business in the United States generally will be subject to U.S. federal income tax in the same manner as effectively connected dividend income as described above. An individual non-U.S. holder who is subject to U.S. federal income tax because the non-U.S. holder was present in the United States for 183 days or more during the year of sale or other disposition of SpinCo common stock will be subject to U.S. federal income tax at a rate of 30% (or a reduced rate prescribed by an applicable income tax treaty) on the gain derived from such sale or other disposition, which may be offset by U.S. source capital losses provided the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses.

Information Reporting and Backup Withholding

Distributions paid to a non-U.S. holder and the amount of any tax withheld with respect to such distributions generally will be reported to the IRS. Copies of the information returns reporting such distributions and any withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty. A non-U.S. holder will not be subject to backup withholding on dividends received if such holder certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that such holder is a United States Person as defined under the Code), or such holder otherwise establishes an exemption.

Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale or other disposition of SpinCo common stock made within the United States or conducted through certain U.S.-related financial intermediaries, unless the beneficial owner certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States Person as defined under the Code), or such beneficial owner otherwise establishes an exemption.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a non-U.S. holder’s U.S. federal income tax liability provided the required information is timely furnished to the IRS.

Additional Withholding Tax on Payments Made to Foreign Accounts

Withholding taxes may be imposed under Sections 1471 to 1474 of the Code, such Sections commonly referred to as the Foreign Account Tax Compliance Act (“FATCA”), on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on, or (subject to the proposed Treasury Regulations discussed below) gross proceeds from the sale or other disposition of, shares of SpinCo common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (a) the foreign financial institution undertakes certain diligence and reporting obligations, (b) the non-financial foreign entity either certifies it does not have

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (c) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (a) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States-owned foreign entities” (each as defined in the Code), annually report certain information about such accounts and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.

Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends on shares of SpinCo common stock. Although withholding under FATCA would have applied also to payments of gross proceeds from the sale or other disposition of stock on or after January 1, 2019, proposed Treasury Regulations eliminate FATCA withholding on payments of gross proceeds entirely. Taxpayers generally may rely on these proposed Treasury Regulations until final Treasury Regulations are issued.

Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in shares of SpinCo common stock.

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

MATERIAL IRISH TAX CONSEQUENCES OF THE DISTRIBUTION

The following is a high-level summary of the material Irish tax considerations applicable to the purchase, ownership and disposition of Eaton Ordinary Shares by Non-Irish Holders under the Distribution.

References below to “Non-Irish Holders” are to shareholders who: are the absolute beneficial owners of their shares; are neither resident (nor, in the case of individuals, ordinarily resident) in Ireland for Irish tax purposes; and the shares have not at any time been (a) used in or for the purposes of a trade carried on by that shareholder through an Irish branch or agency; nor (b) used, held or acquired for use by or for the purposes of such branch or agency.

The summary is based upon current Irish tax laws and the published practice of the Revenue Commissioners of Ireland (“Irish Revenue”) in effect on the date of this prospectus. Changes in law or administrative practice may result in a change in the Irish tax considerations described below, possibly with retrospective effect.

The summary does not constitute legal or tax advice and is intended only as a general guide. The summary is not exhaustive, and Eaton shareholders should consult their tax advisors about the Irish tax consequences (and tax consequences under the laws of other relevant jurisdictions) of the acquisition, ownership and disposal of Eaton Ordinary Shares.

The summary applies only to certain categories of person and, in particular, may not apply to such persons as dealers in securities, trustees, insurance companies, collective investment schemes, persons who acquired their shares or, who are deemed to have acquired their shares, by virtue of an office or employment (performed or carried on to any extent in Ireland) or entities associated with Eaton (being entities (a) which are, directly or indirectly, entitled to more than 50% of the ownership rights, voting power or profits of Eaton (or entities in which Eaton holds such an entitlement), (b) which have definite influence in Eaton (or entities in which Eaton has such influence); or (c) where a third entity has such entitlements or influence in respect of another entity and Eaton).

Capital Gains Tax

In general, a Non-Irish Holder will not be within the charge to Irish capital gains tax or corporation tax on chargeable gains (as applicable) on a disposal of their Eaton Ordinary Shares under the Exchange Offer (nor under the Clean-Up Spin-Off, to the extent applicable).

A Non-Irish Holder who is an individual and who is temporarily non-resident in Ireland may, under Irish anti-avoidance legislation, be liable to Irish tax on any chargeable gain realized on a disposal of shares during the period in which such individual is non-resident.

Stamp Duty

Eaton shareholders will not be chargeable to Irish stamp duty on the disposal of their Eaton Ordinary Shares under the Exchange Offer (nor under the Clean-Up Spin-Off, to the extent applicable).

Dividend Withholding Tax (“DWT”)

The distribution of SpinCo common stock for the redemption, repayment or purchase of Eaton Ordinary Shares under the Exchange Offer will not be subject to DWT in Ireland where the arrangement does not form part of a scheme the main purpose of which is to enable the owner of the shares to participate in the profits of Eaton without receiving a dividend.

Unless exempted, the issuance of SpinCo common stock under the Clean-Up Spin-Off will be subject to withholding at the standard rate of income tax (currently 25%).

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

For Eaton shareholders who are not exempt from DWT, and are therefore subject to dividend withholding tax, 25% of the SpinCo common stock issued to them under the Clean-Up Spin-Off will be withheld and sold in the market to fund the dividend withholding tax liability of Eaton. For the Eaton shareholders who hold their Eaton Ordinary Shares through DTC, Eaton will effect a similar withholding of shares when issuing SpinCo common stock to DTC.

General Exemptions

Irish domestic law provides that a non-Irish resident holder of Eaton Ordinary Shares is not subject to DWT on distributions received from Eaton if such holder of Eaton Ordinary Shares is beneficially entitled to the distribution and is either:

•	a person (not being a company) resident for tax purposes in a Relevant Territory (as defined below) (including the U.S.) and is neither resident nor ordinarily resident in Ireland;

•	a company resident for tax purposes in a Relevant Territory, provided such company is not under the control, whether directly or indirectly, of a person or persons who is or are resident in Ireland;

•

a company that is controlled, directly or indirectly, by persons resident in a Relevant Territory and who is or are (as the case may be) not controlled, directly or indirectly, by persons who are not resident in a Relevant Territory;

•

a company whose principal class of shares (or those of its 75% direct or indirect parent) is substantially and regularly traded on a stock exchange in Ireland, a recognized stock exchange in a Relevant Territory or on such other stock exchange approved by the Irish Minister for Finance; or

•

a company that is wholly owned, directly or indirectly, by two or more companies where the principal class of shares of each of such companies is substantially and regularly traded on a stock exchange in Ireland, a recognized stock exchange in a Relevant Territory or on such other stock exchange approved by the Irish Minister for Finance;

and provided, in all cases noted above (but subject to “Shares Held by U.S. Resident Shareholders” below), Eaton or, in respect of Eaton shares held through DTC, any qualifying intermediary appointed by Eaton has received from the holder of such shares, where required, the relevant DWT Forms prior to the payment of the distribution. In practice, in order to ensure sufficient time to process the receipt of relevant DWT Forms, the holders of Eaton Ordinary Shares, where required, should furnish the relevant DWT Form to:

•

its broker (and the relevant information is further transmitted to any qualifying intermediary appointed by Eaton) before the record date for the distribution (or such later date before the distribution payment date as may be notified to the holders of our shares by the broker) if its shares are held through DTC; or

•	Eaton’s transfer agent before the record date for the distribution if its shares are held outside of DTC.

In this context, Relevant Territory means (a) a Member State of the European Union (other than Ireland) or (b) a country with which Ireland has a tax treaty in force or (c) a country with which Ireland has a tax treaty that is signed and which will come into force once all the ratification procedures set out in section 826(1) of the Taxes Consolidation Act 1997 have been completed.

Links to the various DWT Forms are available at: Exemptions for non-residents The information on such website does not constitute a part of, and is not incorporated by reference into, this filing.

Eaton will be responsible for withholding any DWT required if the payee has not provided proper documentation that they are exempt from such DWT.

For shareholders that cannot avail themselves of one of Ireland’s domestic law exemptions from DWT, it may be possible for such Non-Irish Holder to rely on the provisions of a double tax treaty to which Ireland is party to reduce the rate of DWT.

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

Shares Held by U.S. Resident Shareholders

Distributions paid in respect of Eaton Ordinary Shares that are owned by a U.S. resident and held through DTC will not be subject to DWT, provided the address of the beneficial owner of such shares in the records of the broker holding such shares is in the U.S. (and such broker has further transmitted the relevant information to a qualifying intermediary appointed by Eaton). It is strongly recommended that such holders of Eaton Ordinary Shares ensure that their information is properly recorded by their brokers (so that such brokers can further transmit the relevant information to a qualifying intermediary appointed by Eaton).

U.S. resident shareholders that hold their Eaton Ordinary Shares outside of DTC should generally not be subject to DWT provided such shareholders are beneficially entitled to any dividends paid on their shares and they have furnished a complete and valid IRS Form 6166 to Eaton’s transfer agent or their brokers (and such brokers have further transmitted the relevant information to a qualifying intermediary appointed by Eaton).

If any holder of Eaton Ordinary Shares that is resident in the U.S. receives a distribution from which DWT has been withheld, the holder of such shares should generally be entitled to apply for a refund of such DWT from the Irish Revenue, provided the holder of such shares is beneficially entitled to the distribution in cash.

Shares Held by Residents of Relevant Territories Other Than the U.S.

Holders of Eaton Ordinary Shares who are residents of Relevant Territories, other than the U.S., must satisfy the conditions of one of the exemptions referred to above under the heading “General Exemptions,” including the requirement to furnish valid DWT Forms, in order to receive distributions without suffering DWT. If such holders of Eaton Ordinary Shares hold their shares through DTC, they must provide the appropriate DWT Forms to their brokers (so that such brokers can further transmit the relevant information to a qualifying intermediary appointed by Eaton) before the record date for the distribution (or such later date before the distribution payment date as may be notified to holders of Eaton Ordinary Shares by the broker). If such holders of Eaton Ordinary Shares hold their shares outside of DTC, they must provide the appropriate DWT forms to Eaton’s transfer agent before the record date for the distribution. It is strongly recommended that such holders of Eaton Ordinary Shares complete the appropriate DWT Forms and provide them to their brokers or Eaton’s transfer agent, as the case may be, as soon as possible after receiving their shares.

If any holder of Eaton Ordinary Shares who is resident in a Relevant Territory receives a distribution from which DWT has been withheld, the holder of such shares should generally be entitled to a refund of DWT from the Irish Revenue provided the holder of such shares is beneficially entitled to the distribution.

Shares Held by Other Persons

Holders of Eaton Ordinary Shares that do not fall within any of the categories specifically referred to above may nonetheless fall within other exemptions from DWT. If any holders of Eaton Ordinary Shares are exempt from DWT, but receive distributions subject to DWT, such holders of shares may apply for refunds of such DWT from the Irish Revenue.

Distributions paid in respect of Eaton Ordinary Shares held through DTC that are owned by a partnership formed under the laws of a Relevant Territory and where all the underlying partners are resident in a Relevant Territory will be entitled to exemption from DWT if all of the partners complete the appropriate DWT Forms and provide them to their brokers (so that such brokers can further transmit the relevant information to a qualifying intermediary appointed by Eaton) before the record date for the distribution (or such later date before the distribution payment date as may be notified to the holders of our shares by the broker). If any partner is not a resident of a Relevant Territory, no part of the partnership’s position is entitled to exemption from DWT. Application to dividends of principle set out in Irish Revenue Commissioners Tax & Duty Manual – Part 08-03-06 titled “Payment and receipt of interest and royalties without deduction of income tax”, last reviewed May 2026, available here: Part 08-03-06 - Payment and receipt of interest and royalties without deduction of income tax.

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

Qualifying Intermediary

Eaton has put in place an agreement with an entity that is recognized by the Irish Revenue as a “qualifying intermediary,” which provides for certain arrangements relating to distributions in respect of Eaton Ordinary Shares that are held through DTC, which are referred to as the “Deposited Securities.”

Eaton will rely on information received directly or indirectly from its qualifying intermediary, brokers and its transfer agent in determining where holders of our shares reside, whether they have provided the required U.S. tax information and whether they have provided the required DWT Forms (where applicable). Holders of our shares that are required to file DWT Forms in order to receive distributions free of DWT should note that such forms are generally valid, subject to a change in circumstances, until December 31 of the fifth year after the year in which such forms were completed.]

Income tax

Income tax may arise for certain Non-Irish Holders in respect of dividends or distributions received from Irish resident companies.

A Non-Irish Holder that is entitled to an exemption from DWT generally has no liability to Irish income tax or the universal social charge (“USC”) on dividends or distributions received from Eaton.

A Non-Irish Holder that is not entitled to an exemption from DWT, and therefore is subject to DWT, generally will have no additional Irish income tax liability or USC (where applicable). The DWT deducted by Eaton discharges the Irish income tax and USC liability of the Non-Irish Holder.

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS, DIRECTORS

AND EXECUTIVE OFFICERS OF DANA

Security Ownership of Certain Beneficial Owners of Dana

The table below sets forth certain information regarding beneficial ownership of Dana’s common stock as of      , 2026, by persons who have either filed reports with the SEC indicating that they beneficially own more than 5% of Dana’s securities and/or a review of Dana’s stockholder records as of      , 2026. Unless otherwise stated, to report this information Dana relied solely on reports filed with the SEC.

Name and Address of Beneficial Owner	Title of Class	Number of Shares Beneficially Owned	Percent of Class
BlackRock Inc.(1) 50 Hudson Yards New York, NY 10001	Common Stock			%
The Vanguard Group(2) 100 Vanguard Blvd. Malvern, PA 19355	Common Stock			%
Dimensional Fund Advisors LP(3) 300 Bee Cave Road, Building One Austin, TX 78746	Common Stock			%
American Century Investment Management, Inc.(4) 4500 Main Street 9th Floor Kansas City, MO 64111	Common Stock			%

(1)

BlackRock, Inc. and related entities (collectively, BlackRock) reported on a Form 13G/A filed with the SEC on      reporting holdings of common stock. It has sole voting power with respect to      shares of common stock and sole dispositive power with respect to      shares of common stock.

(2)

The Vanguard Group reported on a Form 13G/A filed with the SEC on      reporting holdings of common stock. It has sole dispositive power with respect to      shares of common stock and shared dispositive power with respect to      shares of common stock.

(3)

Dimensional Fund Advisors LP reported on a Form 13G/A filed with the SEC on      reporting holdings of common stock. It has sole dispositive power with respect to      shares of common stock and sole voting power with respect to      shares of common stock.

(4)

American Century Investment Management, Inc. reported on a Form 13G filed with the SEC on      reporting holdings of common stock. It has sole voting power with respect to      shares of common stock and sole dispositive power with respect to      shares of common stock.

Security Ownership of Directors and Executive Officers of Dana

The table below sets forth certain information regarding beneficial ownership of Dana’s common stock as of      , 2026 by Dana’s current directors and named executive officers and by Dana’s directors and executive officers as a group. Unless otherwise indicated, the address for each beneficial owner listed in the table below is c/o Dana Incorporated, 3939 Technology Drive Maumee, Ohio 43537.

Name of Beneficial Owner	Shares(1)	Restricted Stock Units(2)	Shares Acquirable within 60 Days	Percent of Class
Byron S. Foster				*
Ernesto M. Hernández				*
Bridget E. Karlin				*
Timothy R. Kraus				*

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

Name of Beneficial Owner	Shares(1)	Restricted Stock Units(2)	Shares Acquirable within 60 Days	Percent of Class
Nora E. LaFreniere				*
Douglas H. Liedberg				*
Michael J. Mack, Jr.				*
R. Bruce McDonald				*
H. Olivia Nelligan				*
Diarmuid B. O’Connell				*
Brian K. Pour				*
All directors and executive officers as a group (12 persons)				*

*	Represents holdings of less than one percent of Dana’s common stock.
(1)

The number of shares shown includes shares that are individually or jointly owned, as well as shares over which the individual has either sole or shared investment or voting authority. None of the persons listed above has pledged his or her shares of common stock.

(2)

Reflects the number of restricted stock units (“RSUs”) credited as of      , 2026 to the accounts of certain non-employee directors who elected to defer a percentage of their annual retainer into restricted stock units under the 2021 Dana Incorporated Omnibus Incentive Plan. RSUs are payable in shares of Dana common stock or, at Dana’s election, cash equal to the market value per share. RSUs do not have current voting or investment power. Excludes RSUs awarded to non-employee directors and certain executive officers that have not vested under their vesting schedules.

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS, DIRECTORS

AND EXECUTIVE OFFICERS OF EATON

Security Ownership of Certain Beneficial Owners of Eaton

The table below sets forth certain information regarding beneficial ownership of Eaton’s Ordinary Shares as of      , 2026, by persons who have either filed reports with the SEC indicating that they beneficially own more than 5% of Eaton’s securities and/or a review of Eaton’s stockholder records as of      , 2026. Unless otherwise stated, to report this information Eaton relied solely on reports filed with the SEC.

Name and Address of Beneficial Owner	Number of Ordinary Shares	Percent of Class
The Vanguard Group(1) 100 Vanguard Blvd. Malvern, PA 19355		%
BlackRock Inc.(2) 50 Hudson Yards New York, NY 10001		%

(1)

On      , The Vanguard Group filed with the SEC a Schedule 13G/A, which reports the beneficial ownership of      Ordinary Shares by it and certain affiliated entities and individuals as of      . As reported in the Schedule 13G/A, The Vanguard Group and such affiliated entities and individuals have shared power to vote or to direct the vote of      shares, sole power to dispose or to direct the disposition of      shares, and shared power to dispose or to direct the disposition of      shares.

(2)

On      , BlackRock Inc. filed with the SEC a Schedule 13G/A, which reports the beneficial ownership of      Ordinary Shares by it and certain affiliated entities and individuals as of      . As reported in the Schedule 13G/A, BlackRock Inc. and such affiliated entities and individuals have sole power to vote or to direct the vote of      shares, and sole power to dispose or to direct the disposition      shares.

Security Ownership of Directors and Executive Officers of Eaton

The following table includes all Eaton stock-based holdings, as of      , 2026 of Eaton’s directors, Eaton’s named executive officers and the directors and executive officers of Eaton as a group.

Name and Address of Beneficial Owner	Number of Ordinary Shares Owned	Deferred Share Units	Total Number of Ordinary Shares	Percent of Class
C. Arnold				*
K. Awada				*
L. Clark Dougherty				*
G. Johnson				*
O. Leonetti				*
E. Marshall				*
H. Monesmith				*
S. Napoli				*
G. Page				*
S. Pianalto				*
R. Pragada				*

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

Name and Address of Beneficial Owner	Number of Ordinary Shares Owned	Deferred Share Units	Total Number of Ordinary Shares	Percent of Class
P. Ruiz				*
L. Ryerkerk				*
A. Schulten				*
G. Smith				*
K. Terrell				*
D. Thompson				*
D. Wilson				*
All Other executive officers as a group				*
All directors and executive officers as a group (18 persons)

*	Represents holdings of less than one percent of Eaton Ordinary Shares.
(1)	Each person has sole voting or investment power, or both, with respect to the shares listed, unless otherwise indicated.

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Ancillary Agreements

Eaton, SpinCo, Dana, Merger Sub or their respective subsidiaries, in each case as applicable, have entered into or, before the consummation of the Transactions will enter into, ancillary agreements relating to the Transactions and various interim and ongoing relationships between Eaton, SpinCo, Dana and Merger Sub. See “Additional Agreements Related to the Separation and the Merger” for more information.

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

LEGAL MATTERS

The validity of the shares of SpinCo common stock offered hereby with respect to the Transactions is being passed upon for SpinCo by Paul, Weiss, Rifkind, Wharton & Garrison LLP.

Skadden, Arps, Slate, Meagher & Flom LLP will pass upon certain U.S. federal income tax matters relating to the Transactions. Arthur Cox LLP will pass upon certain Irish tax matters relating to the Transactions.

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

EXPERTS

The consolidated financial statements of Eaton Corporation plc included in Eaton Corporation plc’s Annual Report (Form 10-K) for the year ended December 31, 2025, and the effectiveness of Eaton Corporation plc’s internal control over financial reporting as of December 31, 2025, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The financial statements of Dana and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2025 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The combined financial statements of Mobility (USA) Corporation as of December 31, 2025 and 2024, and for each of the three years in the period ended December 31, 2025, included in this prospectus, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

WHERE YOU CAN FIND ADDITIONAL INFORMATION; INCORPORATION BY REFERENCE

SpinCo has filed with the SEC a registration statement on Form S-4 and Form S-1 under the Securities Act, of which this prospectus forms a part, to register with the SEC the shares of SpinCo common stock to be delivered in the Exchange Offer to shareholders whose Eaton Ordinary Shares are accepted for exchange and to be distributed to Eaton shareholders in any subsequent Clean-Up Spin-Off (in the event the Exchange Offer is not fully subscribed) and a separate registration statement on Form S-4 to register the issuance of SpinCo common stock that will be issued in the Merger. Eaton also will file a Tender Offer Statement on Schedule TO with the SEC with respect to the Exchange Offer. This prospectus constitutes Eaton’s offer to exchange, in addition to being a prospectus of SpinCo.

Dana intends to file a proxy statement that relates to the special meeting of Dana stockholders to be held, among other things, to approve the Merger Proposal.

This prospectus does not contain all of the information set forth in the registration statement or the exhibits to the registration statement, selected portions of which are omitted in accordance with the rules and regulations of the SEC. For further information pertaining to Eaton and SpinCo, reference is made to the registration statement and its exhibits.

Statements contained in this prospectus or in any document incorporated by reference in this prospectus as to the contents of any contract or other document referred to within this prospectus or other documents that are incorporated herein by reference are not necessarily complete and, in each instance, reference is made to the copy of the applicable contract or other document filed as an exhibit to the registration statement or otherwise filed with the SEC. Each statement in this prospectus regarding a contract or other document is qualified in all respects by such contract or other document, including any amendments thereto.

The SEC filings are available to the public on the SEC’s internet website at www.sec.gov, which contains reports, proxy statements and prospectuses and other information regarding registrants, such as Eaton and Dana, that file electronically with the SEC. You can also find additional information about Eaton at www.eaton.com and about Dana at www.dana.com. Eaton’s and Dana’s website addresses are each provided as an inactive textual reference only. Information contained on the Eaton website and the Dana website is not incorporated by reference into, or otherwise included in, this prospectus, and you should not consider information contained on those websites as part of this prospectus.

The SEC allows certain information to be “incorporated by reference” into this prospectus. The information incorporated by reference is considered a part of this prospectus, except for any information superseded by information contained directly in this prospectus or by information contained in documents filed with or furnished to the SEC by Eaton or Dana after the date of this prospectus that is incorporated by reference in this prospectus. This means that Eaton and Dana can disclose important information to you by referring to another document filed separately with the SEC.

This prospectus incorporates by reference the documents set forth below that Eaton or Dana have filed with the SEC. These documents contain important information about Eaton, Dana and their respective business and financial conditions.

Eaton:

•	Eaton’s Annual Report on Form 10-K for the year ended December 31, 2025, filed with the SEC on February 26, 2026;

•	Eaton’s Quarterly Reports on Form 10-Q filed with the SEC on May 5, 2026 and July 31, 2026;

•

the information specifically incorporated by reference into Eaton’s Annual Report on Form 10-K for the year ended December 31, 2025 from Eaton’s Definitive Proxy Statement on Schedule 14A filed with the SEC on March 13, 2026; and

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

•	Eaton’s Current Reports on Form 8-K filed with the SEC on March 2, 2026 (26703345), March 2, 2026 (26708258) March 10, 2026, April 23, 2026 and June 11, 2026.

Dana:

•	Dana’s Annual Report on Form 10-K for the year ended December 31, 2025, filed with the SEC on February 27, 2026;

•

the information specifically incorporated by reference into Dana’s Annual Report on Form 10-K for the year ended December 31, 2025 from Dana’s Definitive Proxy Statement on Schedule 14A, filed with the SEC on March 13, 2026;

•

Dana’s Quarterly Reports on Form 10-Q for the three months ended March 31, 2026, filed with the SEC on May 15, 2026, and for the three and six months ended June 30, 2026, filed with the SEC on August 6, 2026; and

•

Dana’s Current Reports on Form 8-K, filed with the SEC on January 2, 2026 (26502970), as amended on January 7, 2026 (26516069); January 8, 2026 (26517753); February 6, 2026 (26608326); February 12, 2026 (26623362), as amended on June 12, 2026 (261084885); April 23, 2026 (26889084), June 11, 2026 (261083430) and July 10, 2026 (261169056).

In addition, this prospectus also incorporates by reference additional documents that Eaton and Dana may file with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act between the date of this prospectus and the date that shares are accepted for exchange pursuant to the Exchange Offer (or the date that the Exchange Offer is terminated). These documents include Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements.

This prospectus does not, however, incorporate by reference any documents or portions thereof that are not deemed “filed” with the SEC, including any information furnished pursuant to Item 2.02 or Item 7.01 of Eaton’s or Dana’s Current Reports on Form 8-K and information filed after the date of this prospectus unless, and except to the extent, specified in such Current Reports.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

Eaton’s documents incorporated by reference are available without charge upon request at the following address and e-mail address:

c/o Eaton Corporation plc

Attention: Investor Relations

1000 Eaton Blvd.

Cleveland, OH 44122

Telephone: +1 (440) 523-3634

E-mail: InvestorRelations@eaton.com

Dana’s documents incorporated by reference are available without charge upon request at the following address and telephone number:

Dana Incorporated

Attention: Investor Relations

3939 Technology Drive

Maumee, OH 43537

Telephone: +1 (800) 537-8823

E-mail: InvestorRelations@dana.com

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

If you would like to request documents, please do so by      to ensure timely delivery.

Eaton, SpinCo and Dana have not authorized anyone to give any information or make any representation about the Exchange Offer that is different from, or in addition to, that contained in this prospectus or in any of the materials that are incorporated by reference into this prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. This prospectus does not constitute an offer to sell, or a solicitation of an offer to purchase, the securities offered by this prospectus, in any jurisdiction to or from any person to whom or from whom it is unlawful to make such offer or solicitation of an offer in such jurisdiction. Neither the delivery of this prospectus nor any distribution of securities pursuant to this prospectus shall, under any circumstances, create any implication that there has been no change in the information set forth or incorporated into this prospectus by reference or in Eaton’s, Dana’s or the Mobility Business’ affairs since the date of this prospectus. The information contained in this prospectus speaks only as of the date of this prospectus unless the information specifically indicates that another date applies.

Indicative exchange ratios, calculated per-share values of Eaton Ordinary Shares and calculated per-share values of SpinCo common stock will be made available on each trading day during this Exchange Offer prior to the third Valuation Date, commencing after the close of trading on the third trading day during this Exchange Offer, and may be obtained by contacting the information agent at the toll-free number provided on the back cover of this prospectus. In addition, a website will be maintained at      that provides indicative exchange ratios, calculated per-share values of Eaton Ordinary Shares and calculated per-share values of SpinCo common stock.

From the commencement of this Exchange Offer until the first Valuation Date, the website will show the indicative calculated per-share values, as applicable, calculated as though that day were the expiration date of this Exchange Offer, of (a) Eaton Ordinary Shares, which will equal the simple arithmetic average of the daily VWAP of Eaton Ordinary Shares, as calculated by Eaton, on each of the three most recent prior full trading days and (b) SpinCo common stock, which will equal the simple arithmetic average of the daily VWAP of Dana common stock, as calculated by Eaton, on each of the three most recent prior full trading days.

On the first two Valuation Dates, when the values of Eaton Ordinary Shares and SpinCo common stock are calculated for the purposes of this Exchange Offer, the indicative calculated per-share values of Eaton Ordinary Shares and the indicative calculated per-share values of SpinCo common stock, as calculated by Eaton, will each equal (a) after the close of trading on the NYSE on the first Valuation Date, the VWAPs for that day, and (b) after the close of trading on the NYSE on the second Valuation Date, the VWAPs for that day averaged with the VWAPs on the first Valuation Date. No indicative exchange ratio will be published or announced on the third Valuation Date, but the final exchange ratio will be announced by press release and available on the website by 11:59 p.m., New York City time, on the second full trading day immediately preceding the expiration date of this Exchange Offer.

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

MOBILITY (USA) CORPORATION

COMBINED STATEMENTS OF INCOME (Unaudited)

	Six months ended June 30
(In millions)	2026	2025
Net sales	$1,620	$1,639
Cost of products sold	1,264	1,272
Selling and administrative expense	167	183
Research and development expense	43	51
Interest expense (income) - net	1	(7)
Other expense - net	24	2

Income before income taxes	121	138
Income tax expense	35	37

Net income	$86	$101

The accompanying notes are an integral part of the Condensed Combined Financial Statements.

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

MOBILITY (USA) CORPORATION

COMBINED STATEMENTS OF COMPREHENSIVE INCOME (Unaudited)

	Six months ended June 30
(In millions)	2026	2025
Net income	$86	$101
Other comprehensive income (loss), net of tax
Currency translation and related hedging instruments	10	52
Pensions and other postretirement benefits	1	1
Cash flow hedges	(1)	10

Other comprehensive income (loss)	10	63

Total comprehensive income	$96	$164

The accompanying notes are an integral part of the Condensed Combined Financial Statements.

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

MOBILITY (USA) CORPORATION

COMBINED BALANCE SHEETS (Unaudited)

(In millions)	June 30, 2026	December 31, 2025
Assets
Current assets
Short-term investments	$33	$34
Accounts receivable - net	688	655
Related party receivable	2	3
Inventory	543	598
Prepaid expenses and other current assets	66	61

Total current assets	1,332	1,351

Property, plant and equipment
Land and buildings	441	421
Machinery and equipment	2,246	2,261

Gross property, plant and equipment	2,687	2,682
Accumulated depreciation	(1,891)	(1,871)

Net property, plant and equipment	796	811

Other noncurrent assets
Goodwill	625	626
Other intangible assets	274	287
Operating lease assets	74	78
Investments in equity investees	562	580
Deferred income taxes	76	79
Other assets	91	80

Total assets	$3,830	$3,892

Liabilities and net parent investment
Current liabilities
Accounts payable	$579	$478
Related party payable	—	2
Accrued compensation	66	72
Other current liabilities	242	287

Total current liabilities	887	839

Noncurrent liabilities
Pension and other postretirement benefit liabilities	35	35
Operating lease liabilities	65	68
Other noncurrent liabilities	117	119

Total noncurrent liabilities	217	222

Total liabilities	1,104	1,061

Equity
Net parent investment	3,146	3,261
Accumulated other comprehensive loss	(420)	(430)

Total equity	2,726	2,831

Total liabilities and equity	$3,830	$3,892

The accompanying notes are an integral part of the Condensed Combined Financial Statements.

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

MOBILITY (USA) CORPORATION

CONDENSED COMBINED STATEMENTS OF CASH FLOWS (Unaudited)

	Six Months Ended June 30
(In millions)	2026	2025
Operating activities
Net income	$86	$101
Adjustments to reconcile to net cash provided by (used in) operating activities
Depreciation and amortization	73	82
Deferred income taxes	2	2
Pension and other postretirement benefits expense	5	6
Contributions to pension and other postretirement benefits plans	(3)	(8)
Loss (income) net from equity investees, net of dividends	12	(2)
Impairment of property, plant and equipment	—	4
Write-off of equity method investment	7	—
Equity Based Compensation	5	7
Changes in working capital	59	(195)
Other - net	(19)	(11)

Net cash provided by (used in) operating activities	227	(14)

Investing activities
Capital expenditures for property, plant and equipment	(40)	(44)
Purchases of short-term investments - net	(1)	(1)
Other - net	—	(3)

Net cash used in investing activities	(41)	(48)

Financing activities
Principal payments on finance lease liabilities	(1)	—
Net transfers (to)/from Parent	(185)	62

Net cash provided by (used in) financing activities	(186)	62

Effect of currency on cash	—	—

Total increase (decrease) in cash	—	—
Cash at the beginning of the period	—	—

Cash at the end of the period	$—	$—

The accompanying notes are an integral part of the Condensed Combined Financial Statements.

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

MOBILITY (USA) CORPORATION

COMBINED STATEMENTS OF EQUITY (Unaudited)

(In millions)	Net parent investment	Accumulated other comprehensive loss	Total equity
Balance at January 1, 2026	$3,261	$(430)	$2,831
Net income	86	—	86
Other comprehensive income, net of tax	—	10	10
Net transfers to Parent	(201)	—	(201)

Balance at June 30, 2026	$3,146	$(420)	$2,726

(In millions)	Net parent investment	Accumulated other comprehensive loss	Total equity
Balance at January 1, 2025	$3,181	$(412)	$2,769
Net income	101	—	101
Other comprehensive income, net of tax	—	63	63
Net transfers from Parent	95	—	95

Balance at June 30, 2025	$3,377	$(349)	$3,028

The accompanying notes are an integral part of the Condensed Combined Financial Statements.

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

MOBILITY (USA) CORPORATION

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS

Amounts are in millions unless indicated otherwise. Columns and rows may not add and the sum of components may not equal total amounts due to rounding.

Note 1. BASIS OF PRESENTATION

On January 26, 2026, Eaton Corporation plc (“Eaton” or “Parent”) announced its intent to separate its Mobility segment from the rest of Eaton. Mobility (USA) Corporation (the “Company” or “SpinCo”) is a newly formed, wholly owned indirect subsidiary of Eaton that was incorporated specifically for the purpose of holding certain assets and liabilities comprising the Mobility business of Eaton and its subsidiaries (the “Mobility Business”) and effecting the Transaction (as defined below). On June 11, 2026, Eaton announced its entry into definitive agreements whereby it will separate the Mobility Business and combine it with Dana Incorporated (“Dana”) in a Reverse Morris Trust (“RMT”) transaction (the separation and merger with and into Dana, the “Transaction”). As part of the Transaction, Eaton will distribute the Mobility Business (other than certain assets and liabilities that will be sold directly to Dana in a concurrent asset sale) to Eaton shareholders through an exchange offer (split-off), in which Eaton shareholders will have the opportunity to tender their Eaton shares in exchange for shares of the Company followed, if necessary, by a clean-up pro rata distribution. Immediately thereafter, Dana will merge with a subsidiary of the Company, with Dana surviving as a wholly owned subsidiary of the Company. Certain of Eaton’s subsidiaries (excluding Eaton, the Company and each subsidiary of the Company) will also receive a cash distribution of approximately $1.1 billion prior to completion of the Transaction, subject to a customary cash and indebtedness adjustment and tax payments to various global jurisdictions and transaction related adjustments. The RMT transaction is intended to be tax-free for U.S. federal income tax purposes to Eaton and Eaton’s shareholders.

The Transaction is expected to close in the first quarter of 2027, subject to receipt of Dana stockholder approval, receipt of required regulatory clearances, and customary closing conditions.

Nature of Operations

The Mobility Business is a global mobility and engineered-systems partner serving commercial vehicle, light vehicle, and aftermarket customers worldwide. The Company designs and manufactures mission-critical powertrain, drivetrain, engine, air management, electrical and electronic components and systems that safely, efficiently, and reliably create, manage, and deliver mechanical and electrical power across vehicles. The Company operates across the propulsion spectrum, from internal combustion, to hybrid, to fully electric, to support original equipment manufacturer customers with a portfolio of differentiated solutions.

Basis of Presentation

The Condensed Combined Financial Statements of the Company have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by United States generally accepted accounting principles (U.S. GAAP) for complete financial statements. However, in the opinion of management, all adjustments (including normal recurring accruals) have been made that are necessary for a fair presentation of the Condensed Combined Financial Statements for the interim periods.

The Company’s Condensed Combined Financial Statements have been prepared on a standalone basis and reflect a combination of entities under common control that have been “carved out” of and derived from Eaton’s historical Consolidated Financial Statements and accounting records. Accordingly, Eaton’s net investment in this business (‘‘Net parent investment’’) is presented in lieu of a controlling interest’s equity in the Condensed Combined Financial Statements. Therefore, the Condensed Combined Financial Statements reflect the

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

MOBILITY (USA) CORPORATION

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS

Company’s combined financial position, results of operations and cash flows as the business was historically operated as part of Eaton prior to the separation. The preparation of the Combined Financial Statements required considerable judgment of management and reflects significant assumptions and allocations that management believes are reasonable and consistently applied. As a result, the Company’s Condensed Combined Financial Statements may not be indicative of the Company’s future performance and do not necessarily reflect what the Company’s combined results of operations, financial condition and cash flows would have been had the Company operated as a separate company during the periods presented.

The combined results for the interim periods are not necessarily indicative of the results to be expected for the full year. These financial statements should be read in conjunction with financial statements and notes included in the Company’s audited Combined Financial Statements for the year ended December 31, 2025.

The Company operates its business as a single reportable segment, which is comprised of assets, liabilities, revenues, and expenses that are specifically attributable to the Mobility Business, as well as certain assets and liabilities held by Eaton that are specifically identifiable or otherwise attributable to the Mobility Business. These amounts include the financial information of certain standalone legal entities for which discrete financial information is available, as well as portions of legal entities that contain a mixture of Mobility and other Eaton activities.

For assets and liabilities that were not maintained on a discrete Mobility Business basis within such shared legal entities, amounts attributable to the Company were identified using specific identification, as discussed further in Note 13. Relationship with Parent and Related Entities.

The Combined Statements of Income include sales and costs directly attributable to the Company, including costs for facilities, functions, and services used by the Company. Certain shared costs have been directly charged to the Company based on usage or other allocation methods. The results of operations also include allocations of (i) costs for administrative functions and services performed on behalf of the Company by centralized staff groups within Eaton, (ii) Eaton’s general corporate expenses, and (iii) certain pension and other postretirement benefit costs (See Note 8. Retirement Benefit Plans). As more fully described in Note 9. Income Taxes, current and deferred income taxes and related income tax expense have been determined based on the standalone results of the Company by applying Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 740, Income Taxes, to the Company’s operations in each country as if it were a separate taxpayer (i.e., following the separate return methodology).

Eaton uses a centralized approach to cash management and financing its operations, including the operations of the Company. Accordingly, none of the cash and cash equivalents have been allocated to the Company in the Condensed Combined Financial Statements. Transactions between Eaton and the Company are accounted for through Net parent investment. See Note 13. Relationship with Parent and Related Entities, for a further description of related party transactions between Eaton and the Company.

All charges and allocations of cost for facilities, functions and services performed by Eaton have been deemed paid by the Company to Eaton, in cash, in the period in which the cost was recorded in the Condensed Combined Statements of Income.

All intercompany accounts and transactions between the businesses comprising the Company have been eliminated in the accompanying Condensed Combined Financial Statements.

Recently Issued Accounting Pronouncements

In November 2024, the FASB issued Accounting Standards Update 2024-03, Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

MOBILITY (USA) CORPORATION

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS

Statement Expenses (ASU 2024-03). This accounting standard requires disaggregated income statement expense disclosures on an annual and interim basis, including inventory purchases, employee compensation, depreciation, and intangible asset amortization for each income statement line item that contains these expenses. The standard also requires disclosure of total selling expenses on an annual and interim basis, and the definition of those expenses disclosed annually. ASU 2024-03 is effective for annual reporting periods beginning after December 15, 2026 and interim reporting periods beginning after December 15, 2027, and may be applied prospectively or retrospectively. The Company is evaluating the impact of ASU 2024-03 and expects the standard will only impact its disclosures with no material impact to the Combined Financial Statements.

In September 2025, the FASB issued Accounting Standards Update 2025-06, Intangibles – Goodwill and Other – Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software (ASU 2025-06). This accounting standard changes when software project costs should be capitalized by removing all references to development stages and requiring costs to be capitalized when (1) the Company authorizes and commits to funding the software project and (2) it is probable the software project will be completed. The standard also requires additional annual and interim disclosures, including the capitalized software balance and accumulated amortization. ASU 2025-06 is effective for annual reporting periods, including interim reporting periods within those annual periods, beginning after December 15, 2027, with early adoption permitted and may be applied prospectively, retrospectively, or using a modified prospective transition approach. The Company is evaluating the impact of ASU 2025-06 to the Combined Financial Statements and related disclosures.

Note 2. REVENUE RECOGNITION AND ACCOUNTS RECEIVABLE

The following table provides disaggregated net sales by end market:

	Six months ended June 30
(In millions)	2026	2025
Commercial Vehicle	$860	$832
Passenger Vehicle	760	807

Total net sales	$1,620	$1,639

Receivables are exposed to credit risk based on the customers’ ability to pay which is influenced by, among other factors, their financial liquidity position. The Company’s receivables are generally short-term in nature.

The Company performs ongoing credit evaluation of its customers and maintains sufficient allowances for potential credit losses. The Company evaluates the collectability of its receivables based on the length of time the receivable is past due, and any anticipated future write-off based on historic experience adjusted for current market conditions. This process includes review of customer financial information and credit ratings, approval and monitoring of customer credit limits, and an assessment of current market conditions. The Company may also require prepayment from customers to mitigate credit risk. Receivable balances are written off against an allowance for credit losses after a final determination of collectability has been made.

Accounts receivable are net of an allowance for credit losses of $5 million and $6 million at June 30, 2026 and December 31, 2025, respectively. The change in the allowance for credit losses includes expense and net write-offs, none of which are significant.

Accounts receivable—net from customers were $568 million and $427 million at June 30, 2026 and December 31, 2025, respectively. Deferred revenue liabilities represent advanced payments from customers in

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

MOBILITY (USA) CORPORATION

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS

excess of revenue recognized. Unbilled receivables, which represent revenue recognized in excess of the amount billed to the customer, are immaterial as of June 30, 2026 and December 31, 2025. These assets and liabilities are reported on the Combined Balance Sheets on a contract-by-contract basis at the end of each reporting period.

Changes in the deferred revenue liabilities are as follows:

(In millions)	Deferred Revenue
Balance at January 1, 2026	$27
Customer deposits and billings	30
Revenue recognized in the period	(29)

Balance at June 30, 2026	$28

(In millions)	Deferred Revenue
Balance at January 1, 2025	$27
Customer deposits and billings	21
Revenue recognized in the period	(19)
Translation	(1)

Balance at June 30, 2025	$28

Deferred revenue liabilities were included in Other current liabilities and Other noncurrent liabilities on the Combined Balance Sheets.

A portion of open orders placed with the Company are not considered firm as they have been historically subject to releases by customers. In measuring backlog of unsatisfied or partially satisfied obligations, only the amount of orders to which customers are firmly committed are included. Using this criterion, total backlog at June 30, 2026 was approximately $223 million. At June 30, 2026, approximately 81% of this backlog is targeted for delivery to customers in the next twelve months and the rest thereafter.

Note 3. RESTRUCTURING CHARGES

During the first quarter of 2024, Eaton implemented a multi-year restructuring program, a portion of which is attributable to the Company, to accelerate opportunities to optimize operations and global support structures with the intention of better aligning Eaton’s functions to support anticipated growth and driver greater effectiveness. Restructuring charges attributable to the Company under this program are reflected in the accompanying Condensed Combined Financial Statements.

These restructuring program charges are classified in the Combined Statements of Income based on the nature of the underlying costs. Costs associated with ongoing operations are presented within Cost of products sold, Selling and administrative expense, or Research and development expense, while asset write-offs, and other exit-related costs are presented within Other expense—net.

The program is expected to be completed in the fourth quarter of 2026. The Company expects to incur additional restructuring costs of $11 million, primarily related to workforce reductions of $2 million, and other costs of $9 million through completion of the program.

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

MOBILITY (USA) CORPORATION

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS

A summary of restructuring program charges (income) attributable to the Company is as follows:

	Six months ended June 30
(In millions)	2026	2025
Workforce reductions	$(2)	$1
Plant closing and other	5	5

Total before income taxes	3	6
Income tax benefit	1	1

Total after income taxes	$2	$5

A summary of liabilities related to workforce reductions, plant closing, and other associated costs is as follows:

(In millions)	Workforce reductions	Plant closing and other	Total
Balance at January 1, 2024	$1	$1	$2
Liability recognized, net	37	28	65
Payments, utilization and translation	(6)	(29)	(35)

Balance at January 1, 2025	$32	$—	$32
Liability recognized, net¹	12	19	31
Payments, utilization and translation	(16)	(19)	(35)

Balance at December 31, 2025	28	—	28
Liability recognized, net	(2)	5	3
Payments, utilization and translation	(9)	(5)	(14)

Balance at June 30, 2026	$17	$—	$17

[1]	The restructuring program liability was adjusted by $12 million in the fourth quarter of 2025 primarily related to true-ups for completed workforce reductions.

Note 4. INVENTORY

The components of inventory are as follows:

(In millions)	June 30, 2026	December 31, 2025
Raw materials	$253	$262
Work-in-process	80	72
Finished goods	210	264

Total inventory	$543	$598

Note 5. GOODWILL AND OTHER INTANGIBLES

Changes in the carrying amount of goodwill are as follows:

(In millions)	January 1, 2026	Translation	June 30, 2026
Goodwill	$626	$(1)	$625

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

MOBILITY (USA) CORPORATION

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS

As of June 30, 2026, no events or changes in circumstances had occurred that would indicate goodwill may be impaired.

A summary of other intangible assets is as follows:

	June 30, 2026			December 31, 2025
(In millions)	Historical cost	Accumulated amortization	Carrying value	Historical cost	Accumulated amortization	Carrying value
Customer relationships	$301	$(119)	$182	$301	$(110)	$191
Patents and technology	105	(39)	66	105	(36)	69
Trademarks	22	(8)	14	22	(7)	15
Other	31	(19)	12	31	(19)	12

Total	$459	$(185)	$274	$459	$(172)	$287

Amortization expense related to intangible assets subject to amortization was $13 million for both the six months ended June 30, 2026 and 2025.

Note 6. INVESTMENTS IN EQUITY INVESTEES

Investments in equity method investees and our ownership percentages were as follows:

	Ownership percentage at	Equity method investment balance		Equity method income (loss)
(In millions)	June 30, 2026	June 30, 2026	December 31, 2025	Six months ended June 30, 2026	Six months ended June 30, 2025
Eaton Cummins Automated Transmission Technologies (a)	50%	$465	$478	$(13)	$1
Nittan (b)	30-49%	64	65	4	3
Other (c)	Various	33	37	2	2

		$562	$580	$(7)	$6

(a)

Eaton Cummins Automated Transmission Technologies is a 50/50 joint venture with Cummins Inc. that develops, manufactures, and markets automated transmission technologies for medium- and heavy-duty commercial vehicles.

(b)

The Nittan Joint Ventures consist of seven different entities between Japan, Taiwan, China, Poland, and the U.S., the Company’s ownership ranges from 30-49%, with a 17% ownership in Nittan Corporation. Eaton–Nittan joint ventures design and manufacture engine valves and valve train components, including intake and exhaust valves, rocker arms, tappets, and hydraulic lash adjusters used in automotive engines.

(c)

As of June 30, 2026, this balance relates to the Eaton FAST joint ventures, which are collaborations with Shaanxi Fast Gear. The comparative December 31, 2025 balance included the Traxen partnership equity interest; however, during the second quarter of 2026, the Company recorded pre-tax impairment of $7 million related to this partnership equity interest.

Dividends received from the Company’s unconsolidated equity investees were $5 million and $4 million for the six months ended June 30, 2026 and 2025, respectively.

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

MOBILITY (USA) CORPORATION

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS

Note 7. SUPPLY CHAIN FINANCE PROGRAM

The Company participates with the Parent in negotiating payment terms directly with its suppliers for the purchase of goods and services. In addition, a third-party financial institution offers a voluntary supply chain finance (SCF) program that the Company participates in with the Parent. The SCF program enables certain of the Company’s suppliers, at the supplier’s sole discretion, to sell receivables due from the Company to the financial institution on terms directly negotiated with the financial institution. If a supplier elects to participate in the SCF program, the supplier decides which invoices are sold to the financial institution and the Company has no economic interest in a supplier’s decision to sell an invoice. Payments by the Company to participating suppliers are paid to the financial institution on the invoice due date, regardless of whether an individual invoice is sold by the supplier to the financial institution. The amounts due to the financial institution for suppliers that participate in the SCF program are included in Accounts payable on the Combined Balance Sheets, and the associated payments are included in operating activities on the Condensed Combined Statements of Cash Flows.

The changes in SCF obligations are as follows:

(In millions)	SCF Obligations
Balance at January 1, 2026	$89
Invoices confirmed during the period	175
Invoices paid during the period	(151)

Balance at June 30, 2026	$113

(In millions)	SCF Obligations
Balance at January 1, 2025	$80
Invoices confirmed during the period	143
Invoices paid during the period	(133)

Balance at June 30, 2025	$90

Note 8. RETIREMENT BENEFIT PLANS

Company employees participate in defined contribution plans, defined benefit pension, and other postretirement benefit plans sponsored by Eaton, which includes participants of other Eaton businesses (the “Shared Plans”), as well as certain defined benefit plans sponsored by the Company.

Multiemployer Plan with Eaton

The Company accounts for its participation in the Shared Plans retained by Eaton as multiemployer benefit plans. The total Eaton expenses allocated to the Company for these Shared Plans were $6 million for the six months ended June 30, 2026 and immaterial for the six months ended June 30, 2025.

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

MOBILITY (USA) CORPORATION

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS

Company Plans

The components of retirement benefits expense are as follows:

	Pension benefit expense		Other postretirement benefits expense
	Six months ended June 30
(In millions)	2026	2025	2026	2025
Service cost	$2	$2	$—	$—
Interest cost	1	1	—	—
Amortization	1	—	1	1
Settlements	—	2	—	—

Total expense	$4	$5	$1	$1

The components of retirement benefits expense other than service costs are included in Other expense—net.

Note 9. INCOME TAXES

During the periods presented in the Condensed Combined Financial Statements, the Company was included in the consolidated Eaton tax returns. The income tax provision has been calculated using the separate return method, which is meant to reflect how taxes would have been recorded had the Company filed its own tax returns.

For the six months ended June 30, 2026, income tax expense of $35 million was recognized at an effective tax rate of 28.9% compared to income tax expense of $37 million recognized at an effective tax rate of 26.8% for the six months ended June 30, 2025. The increase in the effective tax rate was due to greater levels of income earned in higher tax jurisdictions.

Note 10. COMPREHENSIVE INCOME (LOSS)

Comprehensive income (loss) consists primarily of Net income, currency translation, changes in the effective portion of open derivative contracts designated as cash flow hedges, and pension and other postretirement benefit adjustments.

The following table summarizes the pre-tax and after-tax amounts recognized in Other comprehensive income (loss):

	Pre-tax	After-tax
Six months ended June 30, 2026
Currency translation and related hedging instruments	$10	$10
Pensions and other postretirement benefits	1	1
Cash flow hedges	(1)	(1)

Total net current-period Other comprehensive income (loss)	$10	$10

Six months ended June 30, 2025
Currency translation and related hedging instruments	$52	$52
Pensions and other postretirement benefits	2	1
Cash flow hedges	13	10

Total net current-period Other comprehensive income (loss)	$67	$63

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

MOBILITY (USA) CORPORATION

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS

The changes in Accumulated Other comprehensive income (loss) is as follows:

	Currency translation	Pension Liability	Cash flow hedges	Total
Balance at January 1, 2025	$(347)	$(13)	$(52)	$(412)
Net current-period Other comprehensive income (loss)	52	1	10	63

Balance at June 30, 2025	$(295)	$(12)	$(42)	$(349)

Balance at January 1, 2026	$(368)	$(16)	$(46)	$(430)
Net current-period Other comprehensive income (loss)	10	1	(1)	10

Balance at June 30, 2026	$(358)	$(15)	$(47)	$(420)

Note 11. FAIR VALUE MEASUREMENTS

Fair value is measured based on an exit price, representing the amount that would be received to sell an asset or paid to satisfy a liability in an orderly transaction between market participants. Fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, a fair value hierarchy is established, which categorizes the inputs used in measuring fair value as follows: (Level 1) observable inputs such as quoted prices in active markets; (Level 2) inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and (Level 3) unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

A summary of financial instruments recognized at fair value, and the fair value measurements used, is as follows:

(In millions)	Total	Quoted prices in active markets for identical assets (Level 1)	Other observable inputs (Level 2)	Unobservable inputs (Level 3)
June 30, 2026
Short-term investments	$33	$33	$—	$—
December 31, 2025
Short-term investments	$34	$34	$—	$—

The Company values its financial instruments using an industry standard market approach, in which prices and other relevant information is generated by market transactions involving identical or comparable assets or liabilities.

Note 12. COMMITMENTS AND CONTINGENCIES

The Company is subject to a broad range of claims, administrative and legal proceedings such as lawsuits that relate to contractual allegations and indemnity claims, tax audits, product warranties, personal injuries, and employment-related matters.

The Company is also subject to legal claims arising from historical products which may have contained asbestos. These matters primarily relate to legacy products and discontinued operations and are not connected to the Company’s current manufacturing activities. Asbestos-related claims are subject to inherent uncertainty due to the long-tail nature of such litigation, and additional claims may be asserted in the future.

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

MOBILITY (USA) CORPORATION

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS

The Company estimates the liability for asbestos-related claims based on management’s evaluation of currently available information, including historical experience, the number and nature of existing and potential claims, and relevant legal considerations. The recorded liability relates primarily to estimated asbestos-related claim settlement (indemnity) obligations and does not include future litigation defense costs.

Note 13. RELATIONSHIP WITH PARENT AND RELATED ENTITIES

Historically, the Company has been managed and operated in the normal course of business with other affiliates of Eaton. Accordingly, certain shared costs have been allocated to the Company and reflected as expenses in the standalone Condensed Combined Financial Statements. Management of Eaton and the Company consider the allocation methodologies used to be reasonable and appropriate reflections of historical expenses of Eaton attributable to the Company for purposes of the standalone financial statements; however, the expenses reflected in the Condensed Combined Financial Statements may not be indicative of the actual expenses that would have been incurred during the periods presented if the Company historically operated as a separate, standalone entity. In addition, the expenses reflected in the Condensed Combined Financial Statements may not be indicative of expenses that will be incurred in the future by the Company.

Transactions between Eaton and the Company are not cash settled and are reflected in equity in the Combined Balance Sheets as Net parent investment and in the Condensed Combined Statements of Cash Flows as a financing activity in Net transfers to Parent.

Corporate Costs/Allocations

The Condensed Combined Financial Statements include corporate costs incurred by Eaton for services that are provided to or on behalf of the Company. Corporate costs have been allocated to the Company using methods management believes are consistent and reasonable. The method for allocating corporate function and administrative costs to the Company is based on revenue, headcount, or other relevant metrics.

Allocated corporate costs included in Cost of products sold, Selling and administrative expense, Research and development expense, and Other expense—net were for shared services and infrastructure provided, which includes costs such as information technology, accounting, tax, human resources, supply chain management, legal, risk and insurance services, treasury, shareholder services and other corporate and infrastructure services. A summary of the corporate costs allocated to the Company is as follows:

	Six months ended June 30
(In millions)	2026	2025
Cost of products sold	$4	$3
Selling and administrative expense	43	48
Research and development expense	1	1

Total corporate costs allocated to the Company	$48	$52

Cash Management and Financing

Eaton uses a centralized approach to cash management and financing of its operations, including the operations of the Company. Accordingly, none of the cash and cash equivalents have been allocated to the Company in the Condensed Combined Financial Statements. Disbursements are made through centralized accounts payable systems, which are operated by Eaton. Cash receipts are transferred to centralized accounts, also maintained by Eaton. As cash is disbursed and received by Eaton, it is accounted for by the Company through the Net parent investment.

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

MOBILITY (USA) CORPORATION

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS

Transactions with other Eaton Businesses

Throughout the periods covered by the Condensed Combined Financial Statements, the Company had sales to other Eaton businesses of $12 million and $13 million for the six months ended June 30, 2026 and 2025, respectively.

Related Party Balances

Amounts due from and due to Eaton as reflected in the Combined Balance Sheets are summarized in the table below:

(In millions)	June 30, 2026	December 31, 2025
Related party receivable	$2	$3
Related party payable	—	2

Net Parent Investment

Net parent investment on the Combined Balance Sheets and the Combined Statements of Equity represents Eaton’s historical investment in the Company, the net effect of transactions with, and allocations from, Eaton, as well as the Company’s accumulated earnings. Net transfers to Eaton are included within Net parent investment. The components of net transfers (to) from Eaton per the Condensed Combined Statements of Cash Flows and Combined Statements of Equity were as follows:

	Six months ended June 30
(In millions)	2026	2025
Cash pooling and general financing activities	$(262)	$(16)
Corporate cost allocations	48	52
Income taxes	29	26

Net transfers (to)/from Parent per Condensed Combined Statements of Cash Flows	(185)	62
Non-cash transfers from Parent:
Parent-issued share-based compensation	4	7
Deferred taxes and other non-cash items settled with Parent through Net parent investment	(20)	26

Net transfers (to)/from Parent per Combined Statements of Equity	$(201)	$95

Note 14. BUSINESS SEGMENT INFORMATION

The chief operating decision maker is Paulo Ruiz, Chief Executive Officer, Eaton Corporation. The chief operating decision maker uses financial information presented on a basis consistent with the accompanying Condensed Combined Financial Statements to allocate resources and assess performance.

The Company operates its business as a single reportable segment. The Company designs, manufactures, markets, and supplies a broad portfolio of mechanical, electrical, and electronic systems that enhance emissions performance, fuel efficiency, power management, safety, and overall vehicle performance. Its products support internal combustion, hybrid, and electric powertrains and include transmissions and transmission components, clutches, differentials, hybrid systems, engine valves, fuel and vapor management components, and high-voltage inverters and converters, power electronics, circuit protection, vehicle controls, and power distribution systems. The Company serves original equipment manufacturers (“OEMs”) and aftermarket customers across heavy-, medium-, and light-duty trucks, sport

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

MOBILITY (USA) CORPORATION

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS

utility vehicles (“SUVs”), crossover utility vehicles (“CUVs”), passenger cars, and off-highway applications, including construction, agricultural, material handling, and mining equipment.

The chief operating decision maker uses net income to assess segment performance and determine appropriate resource allocations, including capital, financial, and employee resources. Results are regularly evaluated versus annual profit plan, forecast and/or prior year.

Business Segment Information

	Six months ended June 30
(In millions)	2026	2025
Net sales	$1,620	$1,639
Less:
Cost of products sold	1,264	1,272
Selling and administrative expense	167	183
Research and development expense	43	51
Other segment items(1)	60	32

Net income	$86	$101

(1)	Other segment items are included in the table below.

	Six months ended June 30
(In millions)	2026	2025
Pension and other post-retirement non-service costs	$3	$4
Loss (income) from equity investees	7	(6)
Impairment of sale of property, plant and equipment	—	4
Interest expense (income) - net	1	(7)
Income tax expense	35	37
All other segment items	14	—

Other segment items	$60	$32

(In millions)	2026	2025
Total segment assets	$3,830	$3,892
Total capital expenditures for property, plant and equipment	$40	$44
Total depreciation of property, plant and equipment	$57	$62

Note 15. FINANCING ARRANGMENTS

Concurrently with the execution of the definitive agreements, the Company and Dana entered into a senior unsecured bridge facility (“Bridge Facility”) with an initial aggregate principal amount of $2.6 billion. Subsequently, the Company and Dana entered into a senior secured loan A facility in an aggregate principal amount of up to $350 million (“Term A Facility”). The commitments under the Bridge Facility were reduced by $350 million simultaneously with the execution of the Term A Facility. The aggregate proceeds of the Bridge Facility and Term A Facility are expected to be used by the Company and Dana to fund the cash distribution to certain of Eaton’s subsidiaries (excluding Eaton, the Company, and each subsidiary of the Company) prior to completion of the Transaction, refinance certain existing indebtedness of Dana, refinance or replace the Bridge Facility, and/or pay fees and expenses related to the Transaction. If borrowed, the Bridge Facility matures

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

MOBILITY (USA) CORPORATION

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS

364 days after the date Eaton distributes the Mobility Business to Eaton shareholders through an exchange offer. The Term A Facility is expected to mature in five years. The Company has not drawn on either the Bridge Facility or the Term A Facility.

Note 16. SUBSEQUENT EVENTS

The Company has evaluated events and transactions that occurred after the date of our accompanying Combined Balance Sheets through August 14, 2026, the date these financial statements were available to be issued.

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Eaton Corporation plc

Opinion on the Financial Statements

We have audited the accompanying combined balance sheets of Mobility (USA) Corporation (the Company) as of December 31, 2025 and 2024, the related combined statements of income, comprehensive income, equity and cash flow for each of the three years in the period ended December 31, 2025 and the related notes (collectively referred to as the “combined financial statements”). In our opinion, the combined financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025 in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the combined financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

Income taxes – Application of Separate Return Method

Description of Matter

As discussed in Notes 1, 2, and 12, the income tax provision and related income tax accounts on the balance sheet in the combined financial statements were calculated as if Mobility (USA) Corporation filed a separate tax return as a standalone entity. As a result, the recognition and measurement of certain items reflected in the combined financial statements may be different than how they are reflected in Eaton Corporation plc’s consolidated financial statements. Mobility (USA) Corporation recognized combined income tax expense of $65 million for the year ended December 31, 2025, a liability for unrecognized tax benefits of $15 million, and deferred tax assets net of valuation allowance of $79 million as of December 31, 2025.

Auditing the Mobility (USA) Corporation income tax accounts is challenging because of the number of taxing jurisdictions and the complexities and management judgment in certain allocations necessary to prepare the income tax accounts on a separate return basis as a standalone entity.

How we Addressed the Matter in Our Audit

To evaluate Mobility (USA) Corporation’s income tax provision and related tax accounts on the balance sheet, we performed audit procedures that included, among others, testing management’s attribution of certain current and deferred income tax assets and liabilities of Eaton Corporation plc to Mobility (USA) Corporation, and evaluation of applicable tax law, tax regulations and other regulatory guidance. We also involved our tax subject matter professionals in our testing over the income tax provision, deferred income taxes, uncertain tax positions and transfer pricing. We also evaluated the adequacy of Mobility (USA) Corporation’s income tax disclosures included in the combined financial statements in relation to these matters.

/s/ Ernst & Young LLP

We have served as the Company’s auditor since 2025.

Cleveland, Ohio

August 3, 2026

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

MOBILITY (USA) CORPORATION

COMBINED STATEMENTS OF INCOME

	Year ended December 31
(In millions)	2025	2024	2023
Net sales	$3,140	$3,481	$3,641
Cost of products sold	2,406	2,676	2,808
Selling and administrative expense	377	369	393
Research and development expense	100	121	146
Interest income - net	(12)	—	(4)
Other expense (income) - net	29	(7)	2

Income before income taxes	240	322	296
Income tax expense	65	76	58

Net income	$175	$246	$238

The accompanying notes are an integral part of the Combined Financial Statements.

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

MOBILITY (USA) CORPORATION

COMBINED STATEMENTS OF COMPREHENSIVE INCOME

	Year ended December 31
(In millions)	2025	2024	2023
Net income	$175	$246	$238
Other comprehensive income (loss), net of tax
Currency translation and related hedging instruments	(21)	(62)	39
Pensions and other postretirement benefits	(3)	(8)	(3)
Cash flow hedges	6	(10)	(1)

Other comprehensive income (loss)	(18)	(80)	35

Total comprehensive income	$157	$166	$273

The accompanying notes are an integral part of the Combined Financial Statements.

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

MOBILITY (USA) CORPORATION

COMBINED BALANCE SHEETS

	December 31
(In millions)	2025	2024
Assets
Current assets
Short-term investments	$34	$34
Accounts receivable - net	655	580
Related party receivable	3	7
Inventory	598	626
Prepaid expenses and other current assets	61	55

Total current assets	1,351	1,302

Property, plant and equipment
Land and buildings	421	403
Machinery and equipment	2,261	2,164

Gross property, plant and equipment	2,682	2,567
Accumulated depreciation	(1,871)	(1,732)

Net property, plant and equipment	811	835

Other noncurrent assets
Goodwill	626	618
Other intangible assets	287	312
Operating lease assets	78	61
Investments in equity investees	580	587
Deferred income taxes	79	86
Other assets	80	102

Total assets	$3,892	$3,903

Liabilities and net parent investment
Current liabilities
Accounts payable	$478	$560
Related party payable	2	1
Accrued compensation	72	79
Other current liabilities	287	290

Total current liabilities	839	930

Noncurrent liabilities
Pension and other postretirement benefit liabilities	35	35
Operating lease liabilities	68	52
Other noncurrent liabilities	119	117

Total noncurrent liabilities	222	204

Total liabilities	1,061	1,134

Equity
Net parent investment	3,261	3,181
Accumulated other comprehensive loss	(430)	(412)

Total equity	2,831	2,769

Total liabilities and equity	$3,892	$3,903

The accompanying notes are an integral part of the Combined Financial Statements.

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

MOBILITY (USA) CORPORATION

COMBINED STATEMENTS OF CASH FLOWS

	Year ended December 31
(In millions)	2025	2024	2023
Operating activities
Net income	$175	$246	$238
Adjustments to reconcile to net cash provided by operating activities
Depreciation and amortization	162	162	150
Deferred income taxes	13	(48)	(5)
Pension and other postretirement benefits expense	13	8	6
Contributions to pension and other postretirement benefits plans	(13)	(7)	(5)
Income from equity investees, net of dividends	11	15	(11)
Gain on sale of property, plant and equipment	(14)	(32)	—
Impairment of capitalized software	17	—	—
Impairment of property, plant and equipment	44	17	4
Equity-based compensation	15	15	16
Changes in working capital
Accounts receivable - net	(35)	135	9
Inventory	58	(90)	(68)
Prepaid expenses and other current assets	12	2	(11)
Accounts payable	(109)	(31)	4
Other current liabilities	(41)	70	(14)
Other assets	(5)	2	7
Other noncurrent liabilities	(2)	(17)	(6)
Other - net	—	8	3

Net cash provided by operating activities	301	455	317

Investing activities
Capital expenditures for property, plant and equipment	(103)	(158)	(172)
Proceeds from sales of property, plant and equipment	22	32	—
Investments in equity investees	(1)	(8)	—
Return of investment from equity investees	—	33	—
Purchases of short-term investments - net	(1)	(12)	(13)
Other - net	5	(2)	(4)

Net cash used in investing activities	(78)	(115)	(189)

Financing activities
Principal payments on finance lease liabilities	(1)	(2)	(2)
Net transfers to Parent	(222)	(338)	(126)

Net cash used in financing activities	(223)	(340)	(128)

Effect of currency on cash	—	—	—

Total increase (decrease) in cash	—	—	—

Cash at the beginning of the period	—	—	—

Cash at the end of the period	$—	$—	$—

The accompanying notes are an integral part of the Combined Financial Statements.

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

MOBILITY (USA) CORPORATION

COMBINED STATEMENTS OF EQUITY

(In millions)	Net parent investment	Accumulated other comprehensive loss	Total equity
Balance at January 1, 2023	$3,140	$(367)	$2,773
Net income	238	—	238
Other comprehensive income (loss), net of tax	—	35	35
Net transfers to Parent	(102)	—	(102)

Balance at December 31, 2023	3,276	(332)	2,944
Net income	246	—	246
Other comprehensive income (loss), net of tax	—	(80)	(80)
Net transfers to Parent	(341)	—	(341)

Balance at December 31, 2024	3,181	(412)	2,769
Net income	175	—	175
Other comprehensive income (loss), net of tax	—	(18)	(18)
Net transfers to Parent	(95)	—	(95)

Balance at December 31, 2025	$3,261	$(430)	$2,831

The accompanying notes are an integral part of the Combined Financial Statements.

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

MOBILITY (USA) CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS

Amounts are in millions unless indicated otherwise. Columns and rows may not add and the sum of components may not equal total amounts due to rounding.

Note 1. BASIS OF PRESENTATION

On January 26, 2026, Eaton Corporation plc (“Eaton” or “Parent”) announced its intent to separate its Mobility segment from the rest of Eaton. Mobility (USA) Corporation (the “Company” or “SpinCo”) is a newly formed, wholly owned indirect subsidiary of Eaton that was incorporated specifically for the purpose of holding certain assets and liabilities comprising the Mobility business of Eaton and its subsidiaries (the “Mobility Business”) and effecting the Transaction (as defined below). On June 11, 2026, Eaton announced its entry into definitive agreements whereby it will separate the Mobility Business and combine it with Dana Incorporated (“Dana”) in a Reverse Morris Trust (“RMT”) transaction (the separation and merger with and into Dana, the “Transaction”). As part of the Transaction, Eaton will distribute the Mobility Business (other than certain assets and liabilities that will be sold directly to Dana in a concurrent asset sale) to Eaton shareholders through an exchange offer (split-off), in which Eaton shareholders will have the opportunity to tender their Eaton shares in exchange for shares of the Company followed, if necessary, by a clean-up pro rata distribution. Immediately thereafter, Dana will merge with a subsidiary of the Company, with Dana surviving as a wholly owned subsidiary of the Company. Certain of Eaton’s subsidiaries (excluding Eaton, the Company and each subsidiary of the Company) will also receive a cash distribution of $1.1 billion prior to completion of the Transaction, subject to a customary cash and indebtedness adjustment and tax payments to various global jurisdictions and transaction related charges. The RMT transaction is intended to be tax-free for U.S. federal income tax purposes to Eaton and Eaton’s shareholders.

The Transaction is expected to close in the first quarter of 2027, subject to receipt of Dana stockholder approval, receipt of required regulatory clearances, and customary closing conditions.

Nature of Operations

The Mobility Business is a global mobility and engineered-systems partner serving commercial vehicle, light vehicle, and aftermarket customers worldwide. The Company designs and manufactures mission-critical powertrain, drivetrain, engine, air management, electrical and electronic components and systems that safely, efficiently, and reliably create, manage, and deliver mechanical and electrical power across vehicles. The Company operates across the propulsion spectrum, from internal combustion, to hybrid, to fully electric, to support original equipment manufacturer (“OEM”) customers with a portfolio of differentiated solutions.

Basis of Presentation

The Company’s Combined Financial Statements have been prepared on a standalone basis and reflect a combination of entities under common control that have been ‘‘carved out’’ of and derived from Eaton’s historical Consolidated Financial Statements and accounting records. Accordingly, Eaton’s net investment in this business (‘‘Net parent investment’’) is presented in lieu of a controlling interest’s equity in the Combined Financial Statements. Therefore, the Combined Financial Statements reflect the Company’s combined financial position, results of operations and cash flows as the business was historically operated as part of Eaton prior to the separation. Separate financial statements have not historically been presented for the Company. The preparation of the Combined Financial Statements required considerable judgment of management and reflects significant assumptions and allocations that management believes are reasonable and consistently applied. As a result, the Company’s Combined Financial Statements may not be indicative of the Company’s future performance and do not necessarily reflect what the Company’s combined results of operations, financial condition and cash flows would have been had the Company operated as a separate company during the periods presented.

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

MOBILITY (USA) CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS

The Company operates its business as a single reportable segment, which is comprised of assets, liabilities, revenues, and expenses that are specifically attributable to the Mobility Business, as well as certain assets and liabilities held by Eaton that are specifically identifiable or otherwise attributable to the Mobility Business. These amounts include the financial information of certain standalone legal entities for which discrete financial information is available, as well as portions of legal entities that contain a mixture of Mobility and other Eaton activities.

For assets and liabilities that were not maintained on a discrete Mobility Business basis within such shared legal entities, amounts attributable to the Company were identified using specific identification, as discussed further in Note 17. Relationship with Parent and Related Entities.

The Combined Statements of Income include sales and costs directly attributable to the Company, including costs for facilities, functions and services used by the Company. Certain shared costs have been directly charged to the Company based on usage or other allocation methods. The results of operations also include allocations of (i) costs for administrative functions and services performed on behalf of the Company by centralized staff groups within Eaton, (ii) Eaton’s general corporate expenses and (iii) certain pension and other postretirement benefit costs (See Note 11. Retirement Benefit Plans). As more fully described in Note 12. Income Taxes, current and deferred income taxes and related income tax expense have been determined based on the standalone results of the Company by applying Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 740, Income Taxes, to the Company’s operations in each country as if it were a separate taxpayer (i.e., following the separate return methodology).

Eaton uses a centralized approach to cash management and financing its operations, including the operations of the Company. Accordingly, none of the cash and cash equivalents have been allocated to the Company in the Combined Financial Statements. Transactions between Eaton and the Company are accounted for through Net parent investment. See Note 17. Relationship with Parent and Related Entities, for a further description of related party transactions between Eaton and the Company.

All charges and allocations of cost for facilities, functions and services performed by Eaton have been deemed paid by the Company to Eaton, in cash, in the period in which the cost was recorded in the Combined Statements of Income.

All intercompany accounts and transactions between the businesses comprising the Company have been eliminated in the accompanying Combined Financial Statements.

Note 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Combined Financial Statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States. Preparation of the Combined Financial Statements requires management to make estimates and assumptions that affect amounts reported in the Combined Financial Statements and Notes. Actual results could differ from these estimates.

The Company’s reporting currency is United States Dollars (USD). The functional currency for most subsidiaries is their local currency. Financial statements for these subsidiaries are translated at year-end exchange rates as to assets and liabilities and weighted-average exchange rates as to revenues and expenses. The resulting translation adjustments are recognized in Accumulated other comprehensive loss.

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

MOBILITY (USA) CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS

Principles of Combination

The Combined Financial Statements include the historical accounts of the Company’s U.S. and non-U.S. subsidiaries and operations that comprise the Mobility Business of Eaton and are attributable to the Company. Refer to Note 1. Basis of Presentation for further information.

The Combined Financial Statements include the Company’s interests in equity investees that are attributable to the Mobility Business, including joint ventures. The Company does not consolidate these joint ventures as it has significant influence in the underlying entities. The accounting for investments in joint ventures and other equity investees is described below and in Note 7. Investments in Equity Investees.

Short-term Investments

Short-term investments consist of highly liquid investments with maturities greater than three months and are carried at fair value. Short-term investments are recorded at carrying value, which approximates the fair value due to the short-term maturities of these investments.

Substantially all of the Company’s short-term investments are held by a foreign subsidiary. Access to these investments by the Company may require distributions or other actions in accordance with local regulations.

Investments in Equity Investees

Investments in equity investees over which the Company exercises significant influence are accounted for using the equity method of accounting. Under the equity method, the Company’s investment is initially recorded at cost and subsequently adjusted to recognize the Company’s share of the investee’s earnings or losses, which are recorded within Other expense (income)-net, and distributions received. Equity investments are evaluated for impairment whenever events or circumstances indicate the book value of the investment exceeds fair value. An impairment would exist if there is an other-than-temporary decline in value. See Note 7. Investments in Equity Investees for additional information.

Use of Estimates

The preparation of the Combined Financial Statements in conformity with U.S. GAAP requires the use of estimates and assumptions that affect amounts reported therein. Actual results could differ from these estimates.

Revenue Recognition

Sales contracts are primarily for drivetrains, powertrain systems, mechanical, electrical, and electronic components and systems used in on-road and off-road vehicles.

The majority of the Company’s sales agreements contain performance obligations satisfied at a point in time when title and risk and rewards of ownership have transferred to the customer. Sales contracts are primarily based on a customer’s purchase order or a blanket purchase order subject to firm releases, frequently covered by terms and conditions included in a master supply agreement.

Sales are recognized when obligations under the terms of the contract are satisfied and control of promised goods or services have transferred to our customers. Control is transferred when the customer has the ability to direct the use of and obtain benefits from the goods or services. This is typically when we ship the product from our facility, or when it arrives at the customer’s facility. Sales are measured at the amount of consideration the Company expects to be paid in exchange for these products or services.

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

MOBILITY (USA) CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS

Payment terms vary by the type and location of the customer and the products or services offered. Generally, the time between when revenue is recognized and when payment is due is not significant. The Company does not evaluate whether the selling price includes a financing interest component for contracts that are less than a year. Sales, value added, and other taxes collected concurrent with revenue are excluded from Net sales. Shipping and handling costs are treated as fulfillment costs and are included in Cost of products sold.

The Company records reductions to sales for returns and customer incentives at the time of the initial sale. Returns and incentives are estimated at the time of the sale primarily based on historical experience and are recorded gross on the Combined Balance Sheets.

In limited circumstances, the Company sells separately-priced warranties that extend the warranty coverage beyond the standard coverage offered on specific products. Sales for these separately-priced warranties are recorded based on their standalone selling price and are recognized as revenue over the length of the warranty period.

Research and Development

Costs are incurred for technology and product design, development and improvement in connection with research and development programs that are expected to contribute to future earnings. Such costs are charged against income as incurred.

Accounts Receivable and Credit Losses

Receivables are exposed to credit risk based on the customers’ ability to pay which is influenced by, among other factors, their financial liquidity position. The Company’s receivables are generally short-term in nature.

The Company performs ongoing credit evaluation of its customers and maintains sufficient allowances for potential credit losses. The Company evaluates the collectability of its receivables based on the length of time the receivable is past due, and any anticipated future write-off based on historic experience adjusted for current market conditions. This process includes review of customer financial information and credit ratings, approval and monitoring of customer credit limits, and an assessment of current market conditions. The Company may also require prepayment from customers to mitigate credit risk. Receivable balances are written off against an allowance for credit losses after a final determination of collectability has been made.

Accounts receivable are net of an allowance for credit losses of $6 million and $4 million at December 31, 2025 and 2024, respectively. The change in the allowance for credit losses includes expense and net write-offs, none of which are significant.

Pre-production Costs Related to Long-term Supply Agreements

The Company incurs pre-production engineering, development and tooling costs in connection with long-term supply arrangements with customers, primarily related to vehicle and electrification programs. Engineering, design, testing and other development costs are expensed as incurred unless the Company has a contractual right to reimbursement from the customer.

Pre-production costs for which reimbursement is contractually guaranteed are capitalized and recorded within Prepaid expenses and other current assets and Other assets in the Combined Balance Sheets until reimbursement is received. Contractually reimbursable pre-production costs were not material to the Combined Financial Statements. Tooling costs for tools owned by the Company are capitalized within Property, plant and

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

MOBILITY (USA) CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS

equipment and depreciated over the shorter of the estimated useful life of the tooling or the life of the related customer program. Pre-production tooling costs related to customer-owned tools are capitalized only when the Company has a non-cancelable contractual right to reimbursement or use of the tooling; otherwise, such costs are expensed as incurred.

Inventory

Inventory is carried at lower of cost or net realizable value using the first-in, first-out (FIFO) method. Cost components include raw materials, purchased components, direct labor, indirect labor, utilities, depreciation, inbound freight charges, purchasing and receiving costs, and inspection costs.

Goodwill

Goodwill is evaluated annually for impairment as of October 1 using either a quantitative or qualitative analysis. Additionally, Goodwill is evaluated for impairment whenever an event occurs or circumstances change that would indicate that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. Goodwill is tested for impairment at the reporting unit level. The Company operates as a single operating segment and reporting unit. The Company performs a quantitative analysis using a discounted cash flow model, but may elect to perform a qualitative analysis.

In performing its annual goodwill impairment assessment, the Company may apply a qualitative assessment to evaluate relevant events and circumstances that could affect the fair value of the reporting unit, including, but not limited to macroeconomic conditions, industry and market considerations, cost factors, overall financial performance, changes in forecasted results, discount rates, and other entity-specific factors. If, based on this qualitative assessment, the Company determines it is more likely than not that the fair value of the reporting unit exceeds its carrying amount, no further testing is performed.

When a quantitative analysis is performed, the fair value of the reporting unit is estimated using income-based valuation techniques, including discounted cash flow models. These estimates consider forecasted cash flows derived from the Company’s long-term operating plans, terminal value assumptions, and discount rates that reflect the weighted-average cost of capital of a market participant. The determination of fair value requires significant judgment, including assumptions related to projected revenue growth, operating margins, discount rates, and terminal growth rates. Sensitivity analyses may be performed to evaluate the impact of changes in key assumptions on the estimated fair values.

Based on the Company’s impairment assessments in 2025 and 2024, the estimated fair value of its reporting unit has continued to exceed its respective carrying amount, and no goodwill impairment has been recognized.

Leases

The Company determines if an arrangement is a lease at inception. Operating lease assets and liabilities are recognized at the commencement date of the lease based on the present value of lease payments over the lease term. Lease assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. As most leases do not provide an implicit interest rate, the Company uses Eaton’s incremental borrowing rate based on the information available at the lease commencement date in determining the present value of lease payments. The length of a lease term includes options to extend or terminate the lease when it is reasonably certain that the Company will exercise those options. The Company has made an accounting policy election to not recognize lease assets or liabilities for leases with a term of 12 months or less. Additionally, when accounting for leases, the Company combines payments for leased assets, related services and other components of a lease.

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

MOBILITY (USA) CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS

Other Long-Lived Assets

Depreciation and amortization for property, plant and equipment, and intangible assets subject to amortization, are generally computed by the straight-line method and included in Cost of products sold, Selling and administrative expense and Research and development expense, as appropriate. The Company uses the following depreciation and amortization periods:

Category	Estimated useful life or amortization period
Buildings	Generally 40 years
Machinery and equipment	3 - 10 years
Software	5 - 15 years
Customer relationships, trademarks and patents and technology	Weighted-average of 17 years

Other long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount may not be recoverable. Upon indications of impairment, assets and liabilities are grouped at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. The asset group would be considered impaired when the estimated future net undiscounted cash flows generated by the asset group are less than its carrying value. Determining asset groups and underlying cash flows requires the use of significant judgment.

As of December 31, 2025 and 2024, the Company had capitalized software development and related costs of $33 million and $63 million, respectively. These amounts are included in Other assets in the combined balance sheets and are presented net of accumulated amortization. Amortization of capitalized software for the years ended December 31, 2025, 2024, and 2023 was $13 million, $12 million, and $9 million, respectively. These expenses are included in Cost of products sold, Selling and administrative expense, and Research and development expense.

During 2025, the Company recognized an impairment charge of $17 million related to capitalized software included within Other long-lived assets. This impairment reflects a reduction in the expected future economic benefits of certain internally developed software. The charge is included in Other expense (income)—net.

During 2025, 2024, and 2023 the Company recognized impairment charges of $44 million, $17 million, and $4 million, respectively for fixed assets included within Property, plant and equipment related to restructuring programs described in Note 4. Restructuring Charges, and impairment resulting from a change in the expected use of certain assets in 2025. These amounts are included in Other expense (income)—net.

The impairment charges are presented as non-cash adjustments within operating activities in the Combined Statements of Cash Flows.

Retirement Benefits Plans

Company employees participate in both defined contribution plans and defined benefit pension and other postretirement benefit plans sponsored by Eaton, which includes participants of other Eaton businesses (the “Shared Plans”), as well as certain defined benefit plans sponsored by the Company.

For the plans sponsored by the Company, the amounts included in the Combined Financial Statements are presented in accordance with ASC 715, Compensation—Retirement Benefits (ASC 715) and the amount recognized as a defined benefit liability is the net total of the benefit obligation minus the fair value of any plan assets. The Company accounts for the Shared Plans being retained by Eaton as multi-employer benefit

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

MOBILITY (USA) CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS

plans under the guidance in ASC 715. Accordingly, the Company does not record an asset or liability to recognize the funded status of these Shared Plans. The related pension and other postretirement benefit expenses for active Company participants are charged to the Company based on annual service cost and are reported within Cost of products sold, Selling and administrative expense, and Research and development expense, as applicable, in the Combined Statements of Income. Non-service costs are reflected as a component of Other expense (income) - net.

In advance of the Transaction, certain of these Shared Plans are expected to be legally split and the assets and liabilities attributable to Company employees are to be transferred to the Company, with the corresponding assets and liabilities recognized in the Combined Financial Statements. Refer to Note 11. Retirement Benefit Plans for additional information.

Restructuring

Restructuring costs may occur when the Company takes action to exit or significantly curtail a part of its operations or implements a strategic realignment that affects the nature and focus of operations. Restructuring charges can consist of voluntary and involuntary employee termination benefits, costs to terminate an operating lease or contract, and other costs incurred related to the implementation of restructuring activities.

Voluntary termination benefits are accrued when an employee accepts the related offer. Involuntary termination benefits are accrued upon the commitment to a termination plan and when the benefit arrangement is communicated to affected employees, or when liabilities are determined to be probable and estimable, depending on the existence of a substantive plan for severance or termination. Contract termination costs are recorded when contracts are terminated. All other exit costs are expensed as incurred.

Warranty Accruals

Product warranty accruals are established at the time the related sale is recognized through a charge to Cost of products sold based on an estimate of the amount that will eventually be required to settle such obligations. Warranty accrual estimates are based on factors such as historical warranty claim experience, product failure rates, specific customer contracts and various other considerations. Provisions for warranty accruals are comprised of basic warranties for products sold, as well as reserves for product recalls and other events when they are known and estimable. These estimates are adjusted from time to time based on facts and circumstances that impact the status of existing claims.

The Company’s products commonly have a standard warranty term of one to ten years. In addition, in certain circumstances, the Company offers assurance and service type warranties that generally extend coverages for products beyond standard warranties for an additional one to five years. For assurance warranties, the Company records an allowance for the estimated amount of these future warranty costs when the related revenue is recognized. For service warranties, the amount billed to customers for these warranties is deferred from revenue and recognized on a straight-line basis over the respective warranty period. Estimated future warranty costs are primarily based on historical experience of identified warranty claims and various other factors.

Income Taxes

The Company’s operations have historically been included in the tax returns filed by the Parent of which the Company was a part. Income tax expense and other income tax related information contained in these Combined Financial Statements are presented on a separate return basis as if the Company filed its own tax returns. Income taxes as presented in the Combined Financial Statements attribute current and deferred income taxes in a manner

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

MOBILITY (USA) CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS

that is systematic, rational and consistent with the asset and liability method prescribed by the accounting guidance for income taxes. The separate return method applies the accounting guidance for income taxes to the Combined Financial Statements as if the Company was a separate taxpayer and a standalone company for the periods presented. Any income tax liabilities resulting from operations prior to the anticipated legal date of separation, are assumed to be settled with the Parent on the last day the Company is part of the Parent group and will be relieved through Net parent investment.

Deferred income tax assets and liabilities are determined based on the difference between the financial statement and tax basis of the respective assets and liabilities, using enacted tax rates in effect for the year when the differences are expected to reverse. Deferred income tax assets are recognized for income tax loss carryforwards and income tax credit carryforwards. Judgment is required in determining and evaluating income tax provisions and valuation allowances for deferred income tax assets. The Company recognizes the income tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by taxing authorities, based on the technical merits of the position. The Company evaluates and adjusts these accruals based on changes in facts and circumstances. The Company’s policy is to recognize income tax effects from accumulated other comprehensive income when individual units of account are sold, terminated, or extinguished.

Equity-Based Compensation

Company employees participate in restricted stock unit (“RSUs”), restricted stock awards (“RSAs”), performance stock unit (“PSUs”), and stock option (“SOs”) plans sponsored by Eaton, which includes participants of other Eaton businesses.

The Company recognizes equity-based compensation expense based on the grant date fair value of the award. Awards with service conditions or both service and market conditions are expensed over the period during which an employee is required to provide service in exchange for the award. Awards with both service and performance conditions are expensed over the period an employee is required to provide service based on the number of units for which achievement of the performance objective is probable. The fair value of restricted stock units and restricted stock awards with performance conditions are determined based on the closing market price of Eaton’s ordinary shares at the date of grant. A Monte Carlo simulation is used to estimate the fair value of performance stock units with market conditions, which incorporates assumptions regarding expected stock price volatility and the risk-free interest rate. Stock options are granted with an exercise price equal to the closing market price of Eaton’s ordinary shares on the date of grant. The fair value of SOs are determined using a Black-Scholes option-pricing model, which incorporates assumptions regarding the expected stock price volatility, the expected option life, the risk-free interest rate, and the expected dividend yield. See Note 14. Equity-Based Compensation for additional information on equity based compensation plans of the Parent that certain employees of the Company participate in.

Derivative Financial Instruments and Hedging Activities

The Company uses derivative financial instruments to manage the exposure to the volatility in currency rates and commodities. These instruments are marked to fair value within Prepaid expenses and other current assets and Other current liabilities in the accompanying Combined Balance Sheets. Changes in the fair value of derivative assets or liabilities (i.e., gains or losses) are recognized depending upon the type of hedging relationship and whether an instrument has been designated as a hedge. For those instruments that qualify for hedge accounting, the Company designates the hedging instrument, based upon the exposure being hedged, as a cash flow hedge or a fair value hedge. Changes in fair value of these instruments that do not qualify for hedge accounting are recognized immediately in Net income. Derivative activities were not material to the Combined Financial Statements.

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

MOBILITY (USA) CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS

Net Parent Investment

The Company’s equity on the Combined Balance Sheets represents Eaton’s net investment in the Company and is presented as ‘‘Net parent investment’’ in lieu of stockholders’ equity. The Company’s Net parent investment on the Combined Statements of Equity includes Eaton’s historical investment in the Company, the net effect of transactions with, and allocations from, Eaton, as well as the Company’s accumulated earnings and other comprehensive income (loss).

All transactions reflected in Net parent investment in the accompanying Combined Balance Sheets are reflected in financing activities in the accompanying Combined Statements of Cash Flows.

Earnings per share data has not been presented in the accompanying Combined Financial Statements because the Company does not operate as a separate legal entity with its own capital structure.

Adoption of New Accounting Standards

The Company adopted Accounting Standards Update 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (ASU 2023-09), in the fourth quarter of 2025 on a prospective basis. This accounting standard requires disaggregated income tax disclosures on an annual basis, including information on the Company’s effective income tax rate reconciliation and income taxes paid. The adoption of the standard did not have a material impact on the Combined Financial Statements.

The Company adopted Accounting Standards Update 2025-05, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets (ASU 2025-05), in the fourth quarter of 2025 on a prospective basis. This accounting standard provides a practical expedient allowing entities to assume that current conditions as of the balance sheet date remain unchanged over the remaining life of the asset when estimating expected credit losses. The adoption did not have a material impact on the Combined Financial Statements and related disclosures.

Recently Issued Accounting Pronouncements

In November 2024, the FASB issued Accounting Standards Update 2024-03, Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses (ASU 2024-03). This accounting standard requires disaggregated income statement expense disclosures on an annual and interim basis, including inventory purchases, employee compensation, depreciation, and intangible asset amortization for each income statement line item that contains these expenses. The standard also requires disclosure of total selling expenses on an annual and interim basis, and the definition of those expenses disclosed annually. ASU 2024-03 is effective for annual reporting periods beginning after December 15, 2026 and interim reporting periods beginning after December 15, 2027, and may be applied prospectively or retrospectively. The Company is evaluating the impact of ASU 2024-03 and expects the standard will only impact its disclosures with no material impact to the Combined Financial Statements.

In September 2025, the FASB issued Accounting Standards Update 2025-06, Intangibles – Goodwill and Other – Internal-Use Software (Subtopic 350-40) Targeted Improvements to the Accounting for Internal-Use Software (ASU 2025-06). This accounting standard changes when software project costs should be capitalized by removing all references to development stages and requiring costs to be capitalized when (1) the Company authorizes and commits to funding the software project and (2) it is probable the software project will be completed. The standard also requires additional annual and interim disclosures, including the capitalized software balance and accumulated amortization. ASU 2025-06 is effective for annual reporting periods, including

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

MOBILITY (USA) CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS

interim reporting periods within those annual periods, beginning after December 15, 2027, with early adoption permitted and may be applied prospectively, retrospectively, or using a modified prospective transition approach. The Company is evaluating the impact of ASU 2025-06 to the Combined Financial Statements and related disclosures.

Note 3. REVENUE RECOGNITION

The following table provides disaggregated net sales by end market:

(In millions)	2025	2024	2023
Commercial Vehicle	$1,625	$1,899	$2,020
Passenger Vehicle	1,515	1,582	1,621

Total net sales	$3,140	$3,481	$3,641

Accounts receivable—net from customers were $427 million and $489 million at December 31, 2025 and 2024, respectively. Deferred revenue liabilities represent advanced payments from customers in excess of revenue recognized. Unbilled receivables, which represent revenue recognized in excess of the amount billed to the customer, are immaterial as of December 31, 2025 and December 31, 2024. These assets and liabilities are reported on the Combined Balance Sheets on a contract-by-contract basis at the end of each reporting period.

Changes in the deferred revenue liabilities are as follows:

(In millions)	Deferred Revenue
Balance at January 1, 2024	$27
Customer deposits and billings	62
Revenue recognized in the period	(58)
Translation	(4)

Balance at December 31, 2024	27
Customer deposits and billings	51
Revenue recognized in the period	(50)
Translation	(1)

Balance at December 31, 2025	$27

Deferred revenue liabilities were included in Other current liabilities and Other noncurrent liabilities on the Combined Balance Sheets. See Note 8. Liabilities for additional information about Deferred revenue liabilities.

A portion of open orders placed with the Company are not considered firm as they have been historically subject to releases by customers. In measuring backlog of unsatisfied or partially satisfied obligations, only the amount of orders to which customers are firmly committed are included. Using this criterion, total backlog at December 31, 2025 was approximately $216 million. At December 31, 2025, approximately 98% of this backlog is targeted for delivery to customers in the next twelve months and the rest thereafter.

Note 4. RESTRUCTURING CHARGES

During the first quarter of 2024, Eaton implemented a multi-year restructuring program, a portion of which is attributable to the Company, to accelerate opportunities to optimize operations and global support structures with the intention of better aligning Eaton’s functions to support anticipated growth and drive greater effectiveness. Restructuring charges attributable to the Company under this program are reflected in the accompanying Combined Financial Statements.

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

MOBILITY (USA) CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS

These restructuring program charges are classified in the Combined Statements of Income based on the nature of the underlying costs. Costs associated with ongoing operations are presented within Cost of products sold, Selling and administrative expense, or Research and development expense, while asset write-offs, and other exit-related costs are presented within Other expense (income)—net.

The program is expected to be completed in 2026. The Company expects to incur additional restructuring costs of $21 million, primarily related to workforce reductions of $4 million, and other costs of $17 million through completion of the program.

Residual amounts attributable to a prior restructuring program initiated in 2020 are also included in the accompanying Combined Financial Statements. That program was implemented to reduce costs and improve efficiencies in response to declining market conditions associated with the COVID-19 pandemic. These residual costs were recorded in 2023 as these actions were completed.

A summary of restructuring program charges attributable to the Company is as follows:

(In millions)	2025	2024	2023
Workforce reductions	$12	$37	$4
Plant closing and other	19	28	9

Total before income taxes	31	65	13
Income tax benefit	5	4	3

Total after income taxes	$26	$61	$10

A summary of liabilities related to workforce reductions, plant closing, and other associated costs is as follows:

(In millions)	Workforce reductions	Plant closing and other	Total
Balance at January 1, 2024	$1	$1	$2
Liability recognized, net	37	28	65
Payments, utilization and translation	(6)	(29)	(35)

Balance at December 31, 2024	32	—	32
Liability recognized, net¹	12	19	31
Payments, utilization and translation	(16)	(19)	(35)

Balance at December 31, 2025	$28	$—	$28

[1]	The restructuring program liability was adjusted by $12 million in the fourth quarter of 2025 primarily related to true-ups for completed workforce reductions.

Note 5. INVENTORY

The components of inventory are as follows:

	December 31
(In millions)	2025	2024
Raw materials	$262	$306
Work-in-process	72	82
Finished goods	264	238

Total inventory	$598	$626

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

MOBILITY (USA) CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS

Note 6. GOODWILL AND OTHER INTANGIBLES

Changes in the carrying amount of goodwill are as follows:

(In millions)	January 1, 2024	Translation	December 31, 2024	Translation	December 31, 2025
Goodwill	$623	$(5)	$618	$8	$626

A summary of other intangible assets is as follows:

	December 31
	2025			2024
(In millions)	Historical cost	Accumulated amortization	Carrying value	Historical cost	Accumulated amortization	Carrying value
Customer relationships	$301	$(110)	$191	$300	$(91)	$209
Patents and technology	105	(36)	69	105	(29)	76
Trademarks	22	(7)	15	22	(6)	16
Other	31	(19)	12	29	(18)	11

Total	$459	$(172)	$287	$456	$(144)	$312

Amortization expense related to intangible assets subject to amortization for the periods ended December 31, 2025 and 2024 was $26 million and $26 million, respectively. Estimated amortization expense for each of the next five years is as follows:

(In millions)
2026	$26
2027	26
2028	25
2029	25
2030	21

Note 7. INVESTMENTS IN EQUITY INVESTEES

Investments in equity investees and our ownership percentages were as follows:

	Ownership percentage at	Equity method investment balance		Equity method income (loss)
(In millions)	12/31/2025	2025	2024	2025	2024	2023
Eaton Cummins Automated Transmission Technologies (a)	50%	$478	$489	$(11)	$(12)	$8
Nittan (b)	30-49%	65	61	7	4	4
Other (c)	Various	37	37	3	3	2

		$580	$587	$(1)	$(5)	$14

(a)

Eaton Cummins Automated Transmission Technologies is a 50/50 joint venture with Cummins Inc. that develops, manufactures, and markets automated transmission technologies for medium- and heavy-duty commercial vehicles.

(b)

The Nittan Joint Ventures consist of seven different entities between Japan, Taiwan, China, Poland, and the U.S., the Company’s ownership ranges from 30-49%, with a 17% ownership in Nittan Corporation. Eaton–Nittan joint ventures design and manufacture engine valves and valvetrain components, including intake and exhaust valves, rocker arms, tappets, and hydraulic lash adjusters used in automotive engines.

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

MOBILITY (USA) CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS

(c)	The majority of this balance relates to Eaton FAST joint ventures and the Traxen partnership which are collaborations with Shaanxi Fast Gear and Traxen, respectively.

Dividends received from the Company’s unconsolidated equity investees were $10 million, $10 million and $3 million in 2025, 2024 and 2023, respectively.

In June 2024, management of Eaton Cummins Automated Transmission Technologies approved a repayment of $33 million related to a legal reserve previously established through the Company’s capital contribution. The repayment was accounted for as a return of capital and is presented within investing activities in the Combined Statements of Cash Flows. Capital distributions were made on a pro rata basis to all joint venture owners; accordingly, there was no change in ownership percentages.

The following tables present summarized financial information of the Company’s investments in equity investees for the years ended December 31, 2025, 2024, and 2023 and as of December 31, 2025 and 2024:

	Year Ended December 31
(In millions)	2025	2024	2023
Net sales	$942	$1,126	$1,196
Gross profit	104	95	136
Net income (loss)	4	(4)	34

	December 31
(In millions)	2025	2024
Current assets	$652	$642
Non-current assets	1,334	1,382

Total assets	$1,986	$2,024

Current liabilities	$482	$492
Non-current liabilities	123	140
Shareholders’ equity	1,381	1,392

Total liabilities and shareholders’ equity	$1,986	$2,024

A summary of transactions of investments in equity investees is shown below:

	Year Ended December 31
(In millions)	2025	2024	2023
Sales to equity investees	$64	$107	$188
Purchases from equity investees	22	34	36

A summary of amounts recorded in the Company’s Combined Balance Sheets within Accounts receivable - net and Accounts payable related to its equity investees is shown below:

	December 31
(In millions)	2025	2024
Accounts receivable - net	$8	$11
Accounts payable	7	10

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

MOBILITY (USA) CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS

Note 8. LIABILITIES

Other current liabilities consisted of the following:

	December 31
(In millions)	2025	2024
Accrued income and other taxes payable	$58	$53
Accrued operating lease liabilities (Note 10)	10	10
Accrued rebates	21	25
Accrued utilities	6	5
Deferred revenues (Note 3)	14	15
Environmental contingencies (Note 16)	1	1
Pension liabilities (Note 11)	7	3
Professional services	11	10
Restructuring reserves (Note 4)	28	32
Warranty accruals (Note 16)	34	32
Other	97	104

Total	$287	$290

Other noncurrent liabilities consisted of the following:

	December 31
(In millions)	2025	2024
Accrued income and other taxes payable	$17	$18
Deferred revenues (Note 3)	13	12
Environmental contingencies (Note 16)	9	10
Warranty accruals (Note 16)	21	24
Other	59	53

Total	$119	$117

Note 9. SUPPLY CHAIN FINANCE PROGRAM

The Company participates with the Parent in negotiating payment terms directly with its suppliers for the purchase of goods and services. In addition, a third-party financial institution offers a voluntary supply chain finance (SCF) program that the Company participates in with the Parent. The SCF program enables certain of the Company’s suppliers, at the supplier’s sole discretion, to sell receivables due from the Company to the financial institution on terms directly negotiated with the financial institution. If a supplier elects to participate in the SCF program, the supplier decides which invoices are sold to the financial institution and the Company has no economic interest in a supplier’s decision to sell an invoice. Payments by the Company to participating suppliers are paid to the financial institution on the invoice due date, regardless of whether an individual invoice is sold by the supplier to the financial institution. The amounts due to the financial institution for suppliers that participate in the SCF program are included in Accounts payable on the Combined Balance Sheets, and the associated payments are included in operating activities on the Combined Statements of Cash Flows.

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

MOBILITY (USA) CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS

The changes in SCF obligations are as follows:

(In millions)	SCF Obligations
Balance at January 1, 2024	$78
Invoices confirmed during the period	313
Invoices paid during the period	(311)

Balance at December 31, 2024	80
Invoices confirmed during the period	306
Invoices paid during the period	(297)

Balance at December 31, 2025	$89

Note 10. LEASES

The Company leases certain manufacturing facilities, warehouses, distribution centers, office space, vehicles, and equipment. The Company’s financing lease arrangements are immaterial. Most real estate leases contain renewal options. The exercise of lease renewal options is at the Company’s sole discretion. The Company’s lease agreements typically do not contain any significant guarantees of asset values at the end of a lease or restrictive covenants. Certain lease agreements contain variable payments that are adjusted periodically for changes in an index or rate.

The components of operating lease expense are as follows:

(In millions)	2025	2024	2023
Operating lease cost	$18	$17	$13
Short-term lease cost	5	4	5
Variable lease cost	2	2	2
Sublease income	—	(1)	(1)

Total operating lease cost	$25	$22	$19

During the years ended December 31, 2025 and 2024, the Company entered into sale leaseback transactions primarily for certain non-production facilities and recorded gains of $18 million and $32 million, respectively, in Other expense (income)—net. The Company did not recognize any gains from sale-leaseback transactions during the year ended December 31, 2023. The terms of the new operating leases ranged from 2 to 15 years.

Supplemental cash flow information related to operating leases is as follows:

(In millions)	2025	2024	2023
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash outflows—payments on operating leases	$(12)	$(14)	$(11)
Lease assets obtained in exchange for new lease obligations, including leases acquired:
Operating leases	$26	$47	$4

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

MOBILITY (USA) CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS

Supplemental balance sheet information related to operating leases is as follows:

	December 31
(In millions)	2025	2024
Operating Leases
Operating lease assets	$78	$61
Other current liabilities	10	10
Operating lease liabilities	68	52

Total operating lease liabilities	$78	$62

	December 31
	2025	2024
Weighted-average remaining lease term
Operating leases	10.4 years	9.7 years
Weighted-average discount rate
Operating leases	4.9%	4.7%

Maturities of operating lease liabilities at December 31, 2025 are as follows:

(In millions)	Operating Leases
2026	$14
2027	12
2028	10
2029	9
2030	8
Thereafter	48

Total lease payments	101
Less imputed interest	23

Total present value of lease liabilities	$78

Note 11. RETIREMENT BENEFIT PLANS

Company employees participate in defined contribution plans, defined benefit pension, and other postretirement benefit plans sponsored by Eaton, which includes participants of other Eaton businesses (the “Shared Plans”), as well as certain defined benefit plans sponsored by the Company.

Defined Contribution Plans

Eaton has various defined contribution benefit plans, primarily consisting of plans in the United States, for which Company employees participate. The total contributions related to these plans are charged to expense and for the years ended December 31, 2025, 2024 and 2023 were $20 million, $21 million, and $21 million, respectively. These costs are reflected in the Combined Statements of Income as a component of Cost of products sold, Selling and administrative expense, and Research and development expense.

Multiemployer Plan with Eaton

The Company accounts for its participation in the Shared Plans retained by Eaton as multiemployer benefit plans. Since Eaton provides these benefits to eligible employees and retirees of the Company, the costs of

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

MOBILITY (USA) CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS

participating employees of the Company in these plans are reflected in the Combined Statements of Income, while the related assets and liabilities are retained by Eaton. Accordingly, for these components of Shared Plants, the Company has included an allocation of expenses for these benefits based on a review of personnel assigned to the Company, as well as an allocation of corporate function personnel. The total Eaton expenses allocated to the Company were immaterial for each of the respective years.

Company Plans

The Company has defined benefits pension benefits and other postretirement benefits, including those Shared Plans that will be legally split and transferred with the Company.

Obligations and Funded Status

	Pension liabilities		Other postretirement liabilities
(In millions)	2025	2024	2025	2024
Funded status
Fair value of plan assets	$4	$2	$—	$—
Benefit obligations	(41)	(35)	(5)	(5)

Funded status	$(37)	$(33)	$(5)	$(5)

Amounts recognized in the Combined Balance Sheets
Other current liabilities	$(7)	$(3)	$—	$—
Pension and other postretirement benefit liabilities	(30)	(30)	(5)	(5)

Total	$(37)	$(33)	$(5)	$(5)

Amounts recognized in Accumulated other comprehensive loss (pre-tax)
Net actuarial loss	$11	$7	$4	$5
Prior service cost	1	1	—	—

Total	$12	$8	$4	$5

Change in Benefit Obligations

	Pension liabilities		Other postretirement liabilities
(In millions)	2025	2024	2025	2024
Balance at January 1	$35	$35	$5	$—
Service cost	4	3	—	—
Interest cost	2	2	1	—
Actuarial loss (gain)	7	6	(1)	—
Gross benefits paid	(11)	(7)	(1)	—
Currency translation	3	(4)	1	—
Plan amendments	1	—	—	—
Other	—	—	—	5

Balance at December 31	$41	$35	$5	$5

Accumulated benefit obligation	$33	$27

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

MOBILITY (USA) CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS

Actuarial losses related to changes in the pension benefit obligations in 2025 of $7 million were primarily due to unfavorable plan experience including higher than expected salary increases and benefit payments partially offset by increases in the discount rates used to measure the obligations. Actuarial losses related to changes in the pension benefit obligations in 2024 of $6 million were primarily due to decreases in the discount rates used to measure the obligations as well as unfavorable plan experience.

Net actuarial gains or losses are amortized to expense on a plan-by-plan basis when they exceed the accounting corridor. The Company’s corridors are set at either 8% or 10%, depending on the plan, of the greater of the plan assets or benefit obligations. Gains or losses outside of the corridor are subject to amortization over an average employee future service period that differs by plan. If most or all of the plan’s participants are no longer actively accruing benefits, the average life expectancy is used.

Change in Plan Assets

	Pension liabilities
(In millions)	2025	2024
Balance at January 1	$2	$2
Actual return on plan assets	—	—
Employer contributions	13	7
Gross benefits paid	(11)	(7)
Currency translation	—	—

Balance at December 31	$4	$2

The components of pension plans with an accumulated benefit obligation in excess of plan assets at December 31 are as follows:

	Pension liabilities
(In millions)	2025	2024
Accumulated benefit obligation	$31	$26
Fair value of plan assets	—	—

The components of pension plans with a projected benefit obligation in excess of plan assets at December 31 are as follows:

	Pension liabilities
(In millions)	2025	2024
Projected benefit obligation	$41	$35
Fair value of plan assets	3	2

Changes in pension and other postretirement benefit liabilities recognized in Other comprehensive income (loss) are as follows:

	Pension liabilities		Other postretirement liabilities
(In millions)	2025	2024	2025	2024
Balance at January 1	$8	$5	$5	$—
Prior service cost arising during the year	1	—	—	—
Net loss (gain) arising during the year	7	6	(1)	5
Currency translation	1	(1)	1	—

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

MOBILITY (USA) CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS

	Pension liabilities		Other postretirement liabilities
(In millions)	2025	2024	2025	2024
Less amounts included in expense during the year	(5)	(2)	(1)	—

Net change for the year	4	3	(1)	5

Balance at December 31	$12	$8	$4	$5

Benefits Expense

The components of retirement benefits expense are as follows:

	Pension benefit expense			Other postretirement benefits expense
(In millions)	2025	2024	2023	2025	2024	2023
Service cost	$4	$3	$3	$—	$—	$—
Interest cost	2	2	2	1	—	—
Expected return on plan assets	—	—	—	—	—	—
Amortization	1	1	—	1	—	—
Settlements	4	2	1	—	—	—

Total expense	$11	$8	$6	$2	$—	$—

The components of retirement benefits expense other than service costs are included in Other expense (income)—net.

Retirement Benefits Plans Assumptions

Mortality assumptions are based on standard mortality tables and are appropriate for each jurisdiction, with adjustments to reflect expected improvements in longevity, where applicable.

Pension Plans

	Pension plans
	2025	2024	2023
Assumptions used to determine benefit obligation at year-end
Discount rate	7.00%	6.84%	7.63%
Rate of compensation increase	4.88%	4.87%	4.83%
Interest rate used to credit cash balance plans	2.49%	2.49%	2.65%
Assumptions used to determine expense
Discount rate	6.84%	7.63%	7.18%
Expected long-term return on plan assets	7.36%	7.43%	7.25%
Rate of compensation increase	4.87%	4.83%	4.87%

The expected long-term rate of return on pension assets was determined for each country and reflects long-term historical data taking into account each plan’s target asset allocation. The expected long-term rate of return on pension assets for 2026 is 7.28%. The discount rates were determined using appropriate bond data for each country.

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

MOBILITY (USA) CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS

Other Postretirement Benefits Plans

Assumptions used to determine other postretirement benefits obligations and expense are as follows:

	Other postretirement benefits plans
	2025	2024	2023
Assumptions used to determine benefit obligation at year-end
Discount rate	11.00%	10.20%	N/A
Health care cost trend rate	7.00%	7.12%	N/A
Assumptions used to determine expense
Discount rate	10.20%	N/A	N/A

Employer Contributions to Retirement Benefits Plans

Contributions to pension plans that the Company expects to make in 2026, and made in 2025, 2024, and 2023 are as follows:

(In millions)	Expected in 2026	2025	2024	2023
Total contributions	$8	$13	$7	$5

The following table provides the estimated pension and other postretirement benefit payments for each of the next five years, and the five years thereafter in the aggregate.

(In millions)	Estimated pension payments	Estimated other post- retirement benefit payments
2026	$8	$—
2027	5	—
2028	6	—
2029	6	1
2030	5	1
2031-2035	26	3

Pension Plan Assets

Investment policies and strategies are developed on a country and plan specific basis. The India plan, representing 88% of worldwide pension assets, and the Brazil plan representing 12% of worldwide pension assets, are invested primarily in debt securities. The plans are primarily invested through insurer managed funds allocated to fixed income.

Fair Value Measurements

Financial instruments included in pension and other postretirement benefits plan assets are categorized into a fair value hierarchy of three levels, based on the degree of subjectivity inherent in the valuation methodology are as follows:

Level 1	Quoted prices (unadjusted) for identical assets in active markets.

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

MOBILITY (USA) CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS

Level 2	Quoted prices for similar assets in active markets, and inputs that are observable for the asset, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3	Unobservable prices or inputs.

Certain investments that are measured at fair value using the net asset value per share practical expedient have not been categorized in the fair value hierarchy and are being presented in the tables to permit a reconciliation to total plan assets.

Pension Plans

A summary of the fair value of pension plan assets at December 31, 2025 and 2024, is as follows:

(In millions)	Total	Quoted prices in active markets for identical assets (Level 1)	Other observable inputs (Level 2)	Unobservable inputs (Level 3)
2025
Other	$4	$—	$4	$—

Total pension plan assets	$4	$—	$4	$—

(In millions)	Total	Quoted prices in active markets for identical assets (Level 1)	Other observable inputs (Level 2)	Unobservable inputs (Level 3)
2024
Other	$2	$—	$2	$—

Total pension plan assets	$2	$—	$2	$—

Valuation Methodologies

Following is a description of the valuation methodologies used for pension and other postretirement benefits plan assets measured at fair value. There have been no changes in the methodologies used at December 31, 2025 and 2024.

Other—These assets consist of private debt, insurance contracts primarily for international plans, futures contracts, and over-the-counter options. Investments in private debt are valued at net asset value or estimated fair value based on quarterly financial information received from the investment advisor, third party appraisal or general partner. These estimates incorporate factors such as contributions and distributions, market transactions, market comparables and performance multiples. Futures contracts and options are valued based on the closing prices of contracts or indices as available using third-party sources.

For additional information regarding fair value measurements, see Note 15. Fair Value Measurements.

Note 12. INCOME TAXES

During the periods presented in the Combined Financial Statements, the Company was included in the consolidated Eaton tax return. The income tax provision has been calculated using the separate return method, which is meant to reflect how taxes would have been recorded, had the Company filed its own tax returns.

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

MOBILITY (USA) CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS

The Company is domiciled in Ireland. Income before income taxes and Income tax expense are summarized below based on the geographic location of the operation to which such earnings and income taxes are attributable.

	Income (loss) before income taxes
(In millions)	2025	2024	2023
Ireland	$(25)	$11	$6
Foreign	265	311	290

Total income before income taxes	$240	$322	$296

	Income tax expense (benefit)
(In millions)	2025	2024	2023
Current
Ireland	$—	$9	$—
Foreign	59	113	59

Total current income tax expense	$59	$122	$59

Deferred
Ireland	(3)	1	1
Foreign	9	(47)	(2)

Total deferred income tax expense (benefit)	6	(46)	(1)

Total income tax expense	$65	$76	$58

Reconciliations of income taxes from the Ireland national statutory rate of 25% to the combined effective income tax rate are as follows:

	2025
(Amounts in millions)	Amount	Percent
Income taxes at the applicable statutory rate	$60	25.0%
Ireland
Tax rate differential - Ireland tax on trading income	3	1.3%
Foreign tax effects
United States
Tax rate differential	(7)	(2.9)%
State and local income taxes	4	1.8%
Effect of cross-border tax laws - foreign derived intangible income	(6)	(2.4)%
Tax credits	(8)	(3.8)%
Withholding taxes	4	1.5%
Other items - net	2	0.9%
Switzerland
Tax rate differential	3	1.4%
Tax exempt income / (loss)	4	1.6%
Hungary
Tax rate differential	4	1.6%
Other items - net	2	0.9%

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

MOBILITY (USA) CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS

	2025
(Amounts in millions)	Amount	Percent
France
Adjustments to valuation allowances	7	2.9%
United Arab Emirates
Tax rate differential	(5)	(2.0)%
Other items - net	2	0.8%
Other foreign jurisdictions
Tax rate differential	—	0.1%
Other items - net	(2)	(0.7)%
Changes in unrecognized tax benefits	(2)	(0.9)%

Effective income tax expense rate	$65	27.1%

	2024	2023
Income taxes at the applicable statutory rate	25.0%	25.0%
Ireland operations
Ireland tax on trading income	(0.4)%	(0.3)%
Pillar Two global minimum top-up tax	2.6%	—%
Foreign operations
Earnings taxed at other than the applicable statutory tax rate	(11.2)%	(16.3)%
State and local income taxes	0.5%	(0.2)%
Effect of cross-border tax laws – foreign derived intangible income	(4.0)%	—%
Unbenefited losses	3.4%	0.3%
Tax credits	(3.8)%	(2.5)%
Withholding taxes	1.0%	0.9%
Other items - net	(2.4)%	1.2%
Worldwide operations
Adjustments to tax liabilities	4.9%	4.9%
Adjustments to valuation allowances	8.0%	6.6%

Effective income tax expense rate	23.6%	19.6%

During 2025, income tax expense of $65 million was recognized (an effective tax rate of 27.1%) compared to an effective tax rate of 23.6% in 2024 and 19.6% in 2023. The increase in the effective tax rate from 23.6% in 2024 to 27.1% in 2025 was due to greater levels of income earned in higher tax jurisdictions. The increase in the effective tax rate from 19.6% in 2023 to 23.6% in 2024 was due to the impact of Pillar Two global minimum tax and greater levels of income earned in higher tax jurisdictions.

No provision has been made for income taxes on undistributed earnings of foreign subsidiaries at December 31, 2025, since it is the Company’s intention to indefinitely reinvest undistributed earnings of its foreign subsidiaries. The Company expects to deploy capital to those markets which offer particularly attractive growth opportunities. The cash that is permanently reinvested is typically used to expand operations either organically or through acquisitions. It is not practicable to estimate the additional income taxes and applicable withholding taxes that would be payable on the remittance of such undistributed earnings.

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

MOBILITY (USA) CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS

Worldwide income tax payments, net of tax refunds, are as follows:

(In millions)	2025
Foreign
Mexico	$5
Poland	23
Brazil	8
Australia	3
South Korea	2
Other foreign	4

Total income taxes paid	$45

2024 total income taxes paid	$29
2023 total income taxes paid	41

Deferred Income Tax Assets and Liabilities

Components of noncurrent Deferred income taxes are as follows:

	December 31
	2025	2024
(In millions)	Noncurrent assets and liabilities
Deferred tax assets
Employee benefits	$24	$25
Depreciation and amortization	(47)	(39)
Other accruals and adjustments	79	85
Ireland income tax loss carryforwards	3	—
Foreign income tax loss carryforwards	109	102
Foreign income tax credit carryforwards	5	3
Valuation allowance for income tax loss and income tax credit carryforwards	(94)	(90)

Total deferred tax assets	$79	$86

At December 31, 2025, the Company and its foreign subsidiaries had income tax loss carryforwards and income tax credit carryforwards that are available to reduce future taxable income or tax liabilities. These carryforwards and their respective expiration dates are summarized below:

(In millions)	2026 through 2030	2031 through 2035	2036 through 2040	2041 through 2050	Not subject to expiration	Valuation allowance
Ireland income tax loss carryforwards	$—	$—	$—	$—	$26	$—
Ireland deferred income tax assets for income tax loss carryforwards	—	—	—	—	3	—
Foreign income tax loss carryforwards	—	—	—	—	419	—
Foreign deferred income tax assets for income tax loss carryforwards	—	—	—	—	109	(92)
Foreign deferred income tax assets for income tax loss carryforwards after ASU 2013-11	—	—	—	—	—	—
Foreign income tax credit carryforwards	5	—	—	—	—	(2)

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

MOBILITY (USA) CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS

Recoverability of Deferred Income Tax Assets

The Company is subject to the income tax laws in the jurisdictions in which it operates. In order to determine its income tax provision for financial statement purposes, the Company must make significant estimates and judgments about its business operations in these jurisdictions. These estimates and judgments are also used in determining the deferred income tax assets and liabilities that have been recognized for differences between the financial statement and income tax basis of assets and liabilities, and income tax loss carryforwards and income tax credit carryforwards.

Management evaluates the realizability of deferred income tax assets for each of the jurisdictions in which it operates. If the Company experiences cumulative pre-tax income in a particular jurisdiction in the three-year period including the current and prior two years, management normally concludes that the deferred income tax assets will more likely than not be realizable and no valuation allowance is recognized, unless known or planned operating developments, or changes in tax laws, would lead management to conclude otherwise. However, if the Company experiences cumulative pre-tax losses in a particular jurisdiction in the three-year period including the current and prior two years, management then considers a series of factors in the determination of whether the deferred income tax assets can be realized. These factors include historical operating results, known or planned operating developments, the period of time over which certain temporary differences will reverse, consideration of the utilization of certain deferred income tax liabilities, carryback capability under the tax law in the particular country, prudent and feasible tax planning strategies, changes in tax laws, and estimates of future earnings and taxable income using the same assumptions as those used for the Company’s goodwill and other impairment testing. After evaluation of these factors, if the deferred income tax assets are expected to be realized within the tax carryforward period allowed for that specific country, management would conclude that no valuation allowance would be required. To the extent that the deferred income tax assets exceed the amount that is expected to be realized within the tax carryforward period for a particular jurisdiction, management would establish a valuation allowance.

Applying the above methodology, valuation allowances have been established for certain deferred income tax assets to the extent they are not expected to be realized within the particular tax carryforward period.

Unrecognized Income Tax Benefits

A summary of gross unrecognized income tax benefits is as follows:

(In millions)	2025	2024	2023
Balance at January 1	$15	$13	$11
Increases and decreases as a result of positions taken during prior years
Other increases, including currency translation	2	1	1
Other decreases, including currency translation	—	(1)	—
Increases as a result of positions taken during the current year	3	3	2
Decreases relating to settlements with tax authorities	(1)	—	—
Decreases as a result of a lapse of the applicable statute of limitations	(4)	(1)	(1)

Balance at December 31	$15	$15	$13

The Company recognizes an income tax benefit from an uncertain tax position only if it is more likely than not that the benefit would be sustained upon examination by taxing authorities, based on the technical merits of the position. The Company evaluates and adjusts the amount of unrecognized income tax benefits based on

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

MOBILITY (USA) CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS

changes in facts and circumstances. The Company does not enter into any of the United States Internal Revenue Service (IRS) Listed Transactions as set forth in Treasury Regulation 1.6011-4.

If all unrecognized income tax benefits were recognized, the net impact on the provision for income tax expense would be $15 million.

As of December 31, 2025 and 2024 the Company had accrued $2 million and $3 million, respectively, for the payment of worldwide interest and penalties, which are not included in the table of unrecognized income tax benefits above. The Company recognizes interest and penalties related to unrecognized income tax benefits in the provision for income tax expense.

Some of the Company’s operations have historically been included in the tax returns filed by other Eaton entities of which the Company was a part. As a result, the related liabilities for unrecognized income tax benefits for such operations are not recorded within the Company’s Combined Balance Sheets. The Company recorded income tax expense of $— million, $11 million and $12 million for 2025, 2024 and 2023, respectively, for the Company’s contribution to Eaton’s liability for unrecognized income tax benefits.

The Company was included in the tax grouping of other Eaton entities. As a result, the Company is included in Eaton’s income tax returns in Ireland, the United States, and several other countries around the world, and any audit liabilities from those returns will remain with the Eaton. With respect to returns filed solely by the Company’s foreign subsidiaries on a stand-alone basis, the Company is no longer subject to examinations by tax authorities for years before 2015, with only a few exceptions.

Brazil Tax Years 2005-2012

Brazil Tax Years 2005-2012. The Company has two Brazilian tax cases primarily relating to the amortization of certain goodwill generated from the acquisition of third-party businesses and corporate reorganizations. One case involves tax years 2005-2008 (Case 1), and the other involves tax years 2009-2012 (Case 2). Case 2 is proceeding on a more accelerated timeline than Case 1. For Case 2, the Company received a tax assessment in 2014 that included interest and penalties. In November 2019, the Company received an unfavorable result at the final tax administrative appeals level, resulting in an alleged tax deficiency of $24 million plus $121 million of interest and penalties (translated at the December 31, 2025 exchange rate). The Company is challenging this assessment in the judicial system and, on April 18, 2022, received an unfavorable decision at the first judicial level. On April 27, 2022, the Company filed a motion for clarification relating to that decision. On May 20, 2022, the court largely upheld its prior decision without further clarification. On June 9, 2022, the Company filed its notice of appeal to the second level court. On July 11, 2024, the court published a favorable decision resulting in the cancellation of a portion of the penalties imposed by the tax authorities. As a result of the favorable decision, the alleged interest and penalties was reduced from $121 million to $82 million (translated at the December 31, 2025 exchange rate). The Company intends to continue its challenge of the assessment in the judicial system.

As previously disclosed for Case 1, the Company received a separate tax assessment alleging a tax deficiency of $30 million plus $120 million of interest and penalties (translated at the December 31, 2025 exchange rate), which the Company is challenging in the judicial system. On April 4, 2024, the court published a favorable decision resulting in a reduction to the Case 1 assessment for the goodwill generated from the acquisition of a third-party business. In the same decision, the court confirmed the cancellation of a portion of the penalties imposed by the tax authorities. In May 2025, Eaton obtained a favorable decision that cancelled a portion of the assessment due to the expiration of the statute of limitations. As a result of the favorable decisions, the alleged tax deficiency was reduced to $22 million plus $62 million of interest and penalties (translated at the December 31, 2025 exchange rate). The remainder of Case 1 is still pending resolution at the first judicial level.

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

MOBILITY (USA) CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS

Both cases are expected to take several years to resolve through the Brazilian judicial system and require provision of certain assets as security for the alleged deficiencies. As of December 31, 2025, the Company pledged Brazilian real estate assets with net book value of $17 million and provided additional security in the form of bank secured bonds and insurance bonds totaling $101 million and a cash deposit of $28 million (translated at the December 31, 2025 exchange rate).

Note 13. COMPREHENSIVE INCOME (LOSS)

Comprehensive income (loss) consists primarily of Net income currency translation, and changes in the effective portion of open derivative contracts designated as cash flow hedges, and pension and other postretirement benefit adjustments. The following table summarizes the after-tax amounts recognized in Other comprehensive income (loss):

The following table summarizes the pre-tax and after-tax amounts recognized in Other comprehensive income (loss):

	Pre-tax	After-tax
Year Ended December 31, 2025
Currency translation and other hedging instruments	$(21)	$(21)
Cash flow hedges	8	6
Loss on pensions and other postretirement benefits	(3)	(3)

Total net current period other comprehensive loss	$(16)	$(18)

Year Ended December 31, 2024
Currency translation and other hedging instruments	$(62)	$(62)
Cash flow hedges	(13)	(10)
Loss on pensions and other postretirement benefits	(8)	(8)

Total net current period other comprehensive loss	$(83)	$(80)

Year Ended December 31, 2023
Currency translation and other hedging instruments	$39	$39
Cash flow hedges	(1)	(1)
Loss on pensions and other postretirement benefits	(4)	(3)

Total net current period other comprehensive income	$34	$35

The changes in Accumulated Other comprehensive income (loss) is as follows:

	Currency translation	Pension Liability	Cash flow hedges	Total
Balance at January 1, 2024	$(285)	$(5)	$(42)	$(332)
Net current-period Other comprehensive income (loss)	(62)	(8)	(10)	(80)

Balance at January 1, 2025	(347)	(13)	(52)	(412)

Net current-period Other comprehensive income (loss)	(21)	(3)	6	(18)

Balance at December 31, 2025	$(368)	$(16)	$(46)	$(430)

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

MOBILITY (USA) CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS

Note 14. EQUITY-BASED COMPENSATION

Eligible Company employees receive equity-based awards issued by the Parent. These awards include restricted stock units (“RSUs”), performance stock units (“PSUs”), and stock options (“SOs”). Refer to Note 2. Summary of Significant Accounting Policies for further information on the accounting treatment for equity-based compensation awards.

Total compensation expense recognized by the Company related to PSUs and SOs is immaterial.

Restricted Stock Units

RSUs have been issued to certain employees. The fair value of RSUs are determined based on the closing market price of the Parent’s ordinary shares at the date of grant. The RSUs entitle the holder to receive one ordinary share for each RSU upon vesting, generally over three years, but remain subject to forfeiture until vested.

A summary of the RSU activity for Company specific employees for December 31, 2025, 2024 and 2023 was as follows:

(Restricted stock units)	Number of restricted stock units	Weighted-average fair value per unit
Non-vested at January 1, 2023	74,518	$134.54
Granted	38,660	172.00
Vested	(35,887)	126.80
Forfeited	(2,828)	151.46

Non-vested at December 31, 2023	74,463	$158.41

Granted	23,295	288.39
Vested	(44,615)	157.31
Forfeited	(2,708)	200.52

Non-vested at December 31, 2024	50,435	$220.76

Granted	16,620	296.74
Vested	(29,521)	204.84
Forfeited	(2,644)	264.44

Non-vested at December 31, 2025	34,890	$268.28

The Company recognized total stock compensation expense for RSUs of $10 million, $10 million and $10 million (pre-tax), and $8 million, $8 million and $8 million (net of tax) in the Combined Statements of Income for the years ended December 31, 2025, 2024 and 2023, respectively. The total stock compensation expense for individuals specifically identifiable to the Company totaled $5 million, $6 million, and $6 million, plus an additional allocation of costs attributable to individuals in corporate functions totaling $5 million, $4 million, and $4 million for the years ended December 31, 2025, 2024 and 2023, respectively. Refer to Note 17. Relationship with Parent and Related Entities for further details.

The fair value of RSUs granted to Company employees vested in 2025, 2024, and 2023 was $5 million, $7 million, and $7 million, for each of the years, respectively. As of December 31, 2025, total compensation expense not yet recognized related to unvested RSUs was $6 million for Company specific employees and the weighted-average period in which the expense is expected to be recognized is 1.7 years.

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

MOBILITY (USA) CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS

There was an immaterial excess tax benefit for RSUs in 2025, 2024 and 2023.

Note 15. FAIR VALUE MEASUREMENTS

Fair value is measured based on an exit price, representing the amount that would be received to sell an asset or paid to satisfy a liability in an orderly transaction between market participants. Fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, a fair value hierarchy is established, which categorizes the inputs used in measuring fair value as follows: (Level 1) observable inputs such as quoted prices in active markets; (Level 2) inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and (Level 3) unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

A summary of financial instruments recognized at fair value, and the fair value measurements used, is as follows:

(In millions)	Total	Quoted prices in active markets for identical assets (Level 1)	Other observable inputs (Level 2)	Unobservable inputs (Level 3)
2025
Short-term investments	$34	$34	$—	$—
2024
Short-term investments	$34	$34	$—	$—

The Company values its financial instruments using an industry standard market approach, in which prices and other relevant information is generated by market transactions involving identical or comparable assets or liabilities.

Note 16. COMMITMENTS AND CONTINGENCIES

Legal Contingencies

The Company is subject to a broad range of claims, administrative and legal proceedings such as lawsuits that relate to contractual allegations and indemnity claims, tax audits, product warranties, personal injuries, and employment-related matters.

The Company is also subject to legal claims arising from historical products which may have contained asbestos. These matters primarily relate to legacy products and discontinued operations and are not connected to the Company’s current manufacturing activities. Asbestos-related claims are subject to inherent uncertainty due to the long-tail nature of such litigation, and additional claims may be asserted in the future.

The Company estimates the liability for asbestos related claims based on management’s evaluation of currently available information, including historical experience, the number and nature of existing and potential claims, and relevant legal considerations. The recorded liability relates primarily to estimated asbestos related claim settlement (indemnity) obligations and does not include future litigation defense costs.

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

MOBILITY (USA) CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS

Environmental Contingencies

The Company has established policies to ensure that its operations are conducted in keeping with good corporate citizenship and with a positive commitment to the protection of the natural and workplace environments. The Company requires that its businesses be certified to ISO 14001, an international standard for environmental management systems. The Company routinely reviews EHS performance at each of its manufacturing facilities and continuously strives to improve its environmental footprint, including carbon, waste, water and related operational profiles consistent with our sustainability goals.

The Company is involved in remedial response and voluntary environmental remediation at a number of sites, including certain of its currently-owned or formerly-owned plants. The Company has also been named a potentially responsible party under the United States federal Superfund law, or the state equivalents thereof, at a number of disposal sites. The Company became involved in these sites as a result of government action or in connection with business acquisitions.

Remediation activities, generally involving soil and/or groundwater contamination, include pre-cleanup activities such as fact finding and investigation, risk assessment, feasibility study, design and action planning, performance (where actions may range from monitoring, to removal of contaminants, to installation of longer-term remediation systems), and operation and maintenance of a remediation system. The extent of expected remediation activities and costs varies by site. A number of factors affect the cost of environmental remediation, including the number of parties involved at a particular site, the determination of the extent of contamination, the length of time the remediation may require, the complexity of environmental regulations, and the continuing advancement of remediation technology. Taking these factors into account, the Company has estimated the costs of remediation, which will be paid over a period of years. The Company accrues an amount on an undiscounted basis, consistent with the estimates of these costs, when it is probable that a liability has been incurred. Actual results may differ from these estimates. At December 31, 2025 and 2024, the Company had an accrual totaling $10 million and $11 million, respectively, for these costs.

Based upon the Company’s analysis and subject to the difficulty in estimating these future costs, the Company expects that any sum it may be required to pay in connection with environmental matters is not reasonably possible to exceed the recorded liability by an amount that would have a material effect on its financial position, results of operations or cash flows.

Warranty Accruals

Product warranty accruals are established at the time the related sale is recognized through a charge to Cost of products sold. Warranty accrual estimates are based on factors such as historical warranty claim experience, product failure rates, specific customer contracts and various other considerations. Provisions for warranty accruals are comprised of basic warranties for products sold, as well as accruals for product recalls and other events when they are known and estimable. In addition, in certain circumstances, the Company offers assurance and service type warranties that generally extend coverages for products beyond standard warranties for an additional one to five years. For assurance warranties, the Company records an allowance for the estimated amount of these future warranty costs when the related revenue is recognized. For service warranties, the amount billed to customers for these warranties is deferred from revenue and recognized on a straight-line basis over the respective warranty period. Estimated future warranty costs are primarily based on historical experience of identified warranty claims and various other factors.

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

MOBILITY (USA) CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS

A summary of the current and noncurrent warranty accruals is as follows:

(In millions)	2025	2024	2023
Balance at January 1	$56	$32	$32
Provision	28	49	48
Settled	(29)	(25)	(47)
Other	—	—	(1)

Balance at December 31	$55	$56	$32

Note 17. RELATIONSHIP WITH PARENT AND RELATED ENTITIES

Historically, the Company has been managed and operated in the normal course of business with other affiliates of Eaton. Accordingly, certain shared costs have been allocated to the Company and reflected as expenses in the standalone Combined Financial Statements. Management of Eaton and the Company consider the allocation methodologies used to be reasonable and appropriate reflections of historical expenses of Eaton attributable to the Company for purposes of the standalone financial statements; however, the expenses reflected in the Combined Financial Statements may not be indicative of the actual expenses that would have been incurred during the periods presented if the Company historically operated as a separate, standalone entity. In addition, the expenses reflected in the Combined Financial Statements may not be indicative of expenses that will be incurred in the future by the Company.

Transactions between Eaton and the Company are not cash settled and are reflected in equity in the Combined Balance Sheets as Net parent investment and in the Combined Statements of Cash Flows as a financing activity in Net transfers to Parent.

Corporate Costs/Allocations

The Combined Financial Statements include corporate costs incurred by Eaton for services that are provided to or on behalf of the Company. Corporate costs have been allocated to the Company using methods management believes are consistent and reasonable. The method for allocating corporate function and administrative costs to the Company is based on revenue, headcount, or other relevant metrics.

Allocated corporate costs included in Cost of products sold, Selling and administrative expense, Research and development expense, and Other expense (income)—net were for shared services and infrastructure provided, which includes costs such as information technology, accounting, tax, human resources, supply chain management, legal, risk and insurance services, treasury, shareholder services and other corporate and infrastructure services. A summary of the corporate costs allocated to the Company is as follows:

(In millions)	2025	2024	2023
Cost of products sold	$5	$6	$5
Selling and administrative expense	96	101	113
Research and development expense	1	1	1
Other expense (income) - net	—	—	(1)

Total corporate costs allocated to the Company	$102	$108	$118

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

MOBILITY (USA) CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS

Cash Management and Financing

Eaton uses a centralized approach to cash management and financing its operations, including the operations of the Company. Accordingly, none of the cash and cash equivalents have been allocated to the Company in the Combined Financial Statements. Disbursements are made through centralized accounts payable systems, which are operated by Eaton. Cash receipts are transferred to centralized accounts, also maintained by Eaton. As cash is disbursed and received by Eaton, it is accounted for by the Company through the Net parent investment.

Transactions with other Eaton Businesses

Throughout the periods covered by the Combined Financial Statements, the Company had sales to other Eaton businesses of $29 million, $35 million, and $37 million for the years ended December 31, 2025, 2024 and 2023, respectively.

Related Party Balances

Amounts due from and due to Eaton as reflected on the Combined Balance Sheets are summarized in the below table:

(In millions)	2025	2024
Related party receivables	$3	$7
Related party payables	2	1

Net Parent Investment

Net parent investment on the combined balance sheets and the combined statements of equity represents Eaton’s historical investment in the Company, the net effect of transactions with, and allocations from, Eaton, as well as the Company’s accumulated earnings. Net transfers to Eaton are included within Net parent investment. The components of net transfers (to) from Eaton per the combined statements of cash flows and combined statements of equity were as follows:

	Year Ended December 31
(In millions)	2025	2024	2023
Cash pooling and general financing activities	$(369)	$(475)	$(286)
Corporate cost allocations	102	108	119
Income taxes	45	29	41

Net transfers to Parent per combined statements of cash flows	(222)	(338)	(126)
Non-cash transfers from Parent:
Parent-issued share-based compensation	13	13	14
Deferred taxes and other non-cash items settled with Parent through Net parent investment	114	(16)	10

Net transfers to Parent per combined statements of equity	$(95)	$(341)	$(102)

Note 18. BUSINESS SEGMENT INFORMATION

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated on a regular basis by the chief operating decision maker, or decision making group, in deciding how to allocate resources to an individual segment and in assessing performance. The chief operating decision maker is Paulo Ruiz, Chief Executive Officer, Eaton Corporation, which represents the highest level of management responsible for performing those duties.

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

MOBILITY (USA) CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS

The Company operates its core business as a single reportable segment. The segment designs, manufactures, markets, and supplies a broad portfolio of mechanical, electrical, and electronic systems that enhance emissions performance, fuel efficiency, power management, safety, and overall vehicle performance. Its products support internal combustion, hybrid, and electrified powertrains and include transmissions and transmission components, clutches, differentials, hybrid systems, engine valves, fuel and vapor management components, and high-voltage inverters and converters, power electronics, circuit protection, vehicle controls, and power distribution systems. The Company serves original equipment manufacturers (“OEMs”) and aftermarket customers across heavy-, medium-, and light-duty trucks, sport utility vehicles (“SUVs”), crossover utility vehicles (“CUVs”), passenger cars, and off-highway applications, including construction, agricultural, material handling, and mining equipment.

Other Information

Paccar was the only individual customer to whom sales have exceeded 10% of our sales in each of the past three years. Sales to Paccar were $383 million (12%) in 2025, $520 million (15%) in 2024, and $540 million (15%) in 2023.

The accounting policies of the Company’s operating segment are the same as the policies described in Note 2. Summary of Significant Accounting Policies.

The chief operating decision maker uses net income to assess segment performance and determine appropriate resource allocations, including capital, financial, and employee resources. Results are regularly evaluated versus annual profit plan, forecast and/or prior year.

Business Segment Information

(In millions)	2025	2024	2023
Net sales	$3,140	$3,481	$3,641
Less:
Cost of products sold	2,406	2,676	2,808
Selling and administrative expense	377	369	393
Research and development expense	100	121	146
Other segment items(1)	82	69	56

Net income	$175	$246	$238

(1)	Other segment items are included in the table below.

(In millions)	2025	2024	2023
Pension and other post-retirement non-service costs	$9	$5	$3
(Income)/loss from equity investees	1	5	(14)
Gain on sale of property, plant and equipment	(14)	(32)	—
Impairment of capitalized software	17	—	—
Impairment of property, plant and equipment	44	17	4
Interest income - net	(12)	—	(4)
Income tax expense	65	76	58
All other segment items	(28)	(2)	9

Other segment items	$82	$69	$56

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

MOBILITY (USA) CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS

(In millions)	2025	2024	2023
Total segment assets	$3,892	$3,903	$4,082
Total capital expenditures for property, plant and equipment	$103	$158	$172
Total depreciation of property, plant and equipment	$123	$124	$114

Geographic Region Information

Net sales are measured based on the geographic destination of sales. Long-lived assets consist of property, plant and equipment—net.

(In millions)	2025	2024	2023
Net sales
Asia Pacific	$421	$428	$477
Europe	537	545	500
North America	1,400	1,561	1,793
South America	782	947	871

Total	$3,140	$3,481	$3,641

Long-lived assets
Asia Pacific	$107	$111	$118
Europe	320	351	339
North America	259	262	284
South America	125	111	133

Total	$811	$835	$874

Note 19. SUBSEQUENT EVENTS

The Company has evaluated events and transactions that occurred after the date of our accompanying combined balance sheets through August 3, 2026, the date these financial statements were available to be issued.

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

THE INFORMATION AGENT FOR THIS EXCHANGE OFFER IS:

[●]

Questions and requests for assistance may be directed to the information agent at the address and telephone numbers listed above. Additional copies of this prospectus, the letter of transmittal and other tender offer materials may be obtained from the information agent as set forth above. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the offer.

THE DISTRIBUTION EXCHANGE AGENT FOR THIS EXCHANGE OFFER IS:

[●]

By First Class Mail:	By Facsimile Transmission: (FOR NOTICE OF GUARANTEED DELIVERY ONLY)	By Registered or Overnight Courier:

[●]	[●]	[●]

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

ANNEX A

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

by and among

EATON CORPORATION PLC,

EATON CORPORATION,

MOBILITY (USA) CORPORATION,

ATLAS MOBILITY SUB, INC.

and

DANA INCORPORATED

Dated as of June 10, 2026

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

A-i

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

A-ii

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

EXHIBITS

Exhibit A	Separation and Distribution Agreement
Exhibit B	Certificate of Incorporation of the Surviving Corporation
Exhibit C	Royal Precision Purchase Agreement

A-iii

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of June 10, 2026, is entered into by and among Eaton Corporation plc, an Irish public limited company (“Parent”), Eaton Corporation, a corporation registered in the State of Ohio (“Eaton Ohio”), Mobility (USA) Corporation, a Delaware corporation (“SpinCo”), Atlas Mobility Sub, Inc., a Delaware corporation and newly formed, directly wholly owned Subsidiary of SpinCo (“Merger Sub”), and Dana Incorporated, a Delaware corporation (“Merger Partner”). Each of the foregoing parties is referred to herein as a “Party” and collectively as the “Parties.”

RECITALS

WHEREAS, Parent, acting through its direct and indirect Subsidiaries, currently conducts the SpinCo Business;

WHEREAS, contemporaneously with the execution of this Agreement, Parent, SpinCo, Eaton Ohio, Eaton HoldCo and Merger Partner are entering into the Separation and Distribution Agreement, pursuant to which Parent will, upon the terms and conditions set forth therein and in accordance with the Restructuring, separate the SpinCo Business such that, as of the Distribution, the SpinCo Business is held by the SpinCo Entities;

WHEREAS, following the consummation of the foregoing Restructuring transactions and on the Distribution Date, upon the terms and subject to the conditions set forth in the Separation and Distribution Agreement, Parent, at its election, shall make a distribution to be effected by either (i) causing SpinCo to issue 100% of the SpinCo Shares to the Parent shareholders on a pro rata basis (the “One-Step Spin-Off”), or (ii) the consummation of an exchange offer whereby Parent redeems Parent Shares held by certain shareholders of Parent electing to participate in such exchange offer in exchange for the issuance of SpinCo Shares by SpinCo to such shareholders (the “Exchange Offer”), which, to the extent necessary, shall be followed by a Clean-Up Spin-Off on the Distribution Date and immediately following the consummation of the Exchange Offer (in each case of clauses (i) and (ii), the “Distribution”), after which 100% of the SpinCo Shares held by Parent will be canceled and extinguished;

WHEREAS, the Restructuring together with the Distribution is referred to as the “Separation”;

WHEREAS, following the Separation, at the Effective Time, the Parties will effect the merger of Merger Sub with and into Merger Partner, with Merger Partner continuing as the surviving corporation, all upon the terms and subject to the conditions set forth herein;

WHEREAS, prior to or at the Closing, Parent will cause Eaton Ohio to sell, or cause to be sold, the Royal Precision Equity Interests to Merger Partner (or a member of the Merger Partner Group), and Merger Partner (or a member of the Merger Partner Group) will purchase or cause to be purchased the Royal Precision Equity Interests, in exchange for a cash payment to Eaton Ohio in an aggregate amount equal to the Royal Precision Purchase Price, all in accordance with the terms and subject to the conditions set forth in the Royal Precision Purchase Agreement;

WHEREAS, the board of directors of Merger Partner (the “Merger Partner Board”) has unanimously (a) determined that the Merger and this Agreement, and the transactions contemplated hereby, are advisable, fair to, and in the best interests of, Merger Partner and the holders of Merger Partner Common Stock, (b) approved and adopted this Agreement and approved the execution and delivery of this Agreement by Merger Partner, the performance by Merger Partner of its covenants and other obligations hereunder, and the consummation of the Merger upon the terms and subject to the conditions set forth herein and (c) resolved to recommend that the stockholders of the Merger Partner adopt this Agreement and approve the Merger in accordance with the DGCL;

WHEREAS, the board of directors of Parent (the “Parent Board”) has unanimously determined that the Merger and this Agreement are advisable, fair to, and in the best interest of Parent, and approved this Agreement

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

and the Separation and Distribution Agreement and the transactions contemplated hereby and thereby, including the Restructuring, the Distribution and the Merger;

WHEREAS, the board of directors of SpinCo (the “SpinCo Board”) has unanimously (a) determined that the Merger and this Agreement are advisable, fair to, and in the best interests of, SpinCo and the holders of SpinCo Shares and has approved this Agreement and the Separation and Distribution Agreement and the transactions contemplated hereby and thereby, including the Restructuring, the Distribution, the Merger and the issuance of SpinCo Shares pursuant to the Merger (the “SpinCo Share Issuance”), and (b) resolved to recommend the approval by the sole stockholder of SpinCo of the SpinCo Share Issuance;

WHEREAS, the board of directors of Merger Sub has unanimously (a) determined that the Merger and this Agreement are advisable and has approved this Agreement and the transactions contemplated hereby, including the Merger and (b) resolved to recommend the adoption of this Agreement by the sole stockholder of Merger Sub; and

WHEREAS, it is the intention of the Parties that, (a) for U.S. federal income Tax purposes: (i) the Distribution qualify as a tax-free “distribution” under Section 355(a) of the Code to holders of Parent Shares, including the non-recognition of gain and income inclusion by such holders under Section 367(b) of the Code and the Treasury Regulations promulgated thereunder, and as tax-free to Parent under Section 355(c) of the Code; (ii) the Merger qualify as a tax-free “reorganization” under Section 368(a) of the Code; and (iii) this Agreement constitute a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a) with respect to the Merger; and (b) for Irish Tax purposes, in respect of the Exchange Offer: (i) no liability for dividend withholding Tax arise for Parent or SpinCo; (ii) no Tax on chargeable gains arise for any of Parent, SpinCo, the holders of SpinCo Shares (except with respect to the receipt of cash in lieu of fractional SpinCo Shares pursuant to Section 3.3) or the holders of Parent Shares (other than holders of SpinCo Shares or Parent Shares who are resident or ordinarily resident in Ireland or holders of Parent Shares that hold their shares in connection with a trade or business carried on by such holders in Ireland through a branch or agency) and except with respect to the receipt of cash in lieu of fractional SpinCo Shares, if any; (iii) no stamp duty arise for any of Parent, SpinCo or any of their shareholders; and (iv) any gain for applicable accounting purposes recognized by Parent on the Exchange Offer will qualify as “excluded equity gain” within the meaning of Section 111P of the Taxes Consolidation Act 1997 (as amended).

NOW, THEREFORE, in consideration of the premises and mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

ARTICLE I

DEFINITIONS

SECTION 1.1. Definitions. As used herein, the following terms have the following meanings:

“Acceptable Confidentiality Agreement” means a confidentiality agreement that contains provisions that are at least as restrictive in all material respects as those contained in the Confidentiality Agreement; provided that such confidentiality agreement need not contain any “standstill” or similar provisions or otherwise prohibit the making, or amendment, of a Competing Proposal.

“Action” means any claim, counterclaim, complaint, petition, hearing, charge, demand, action, suit, countersuit, arbitration, mediation, inquiry, audit, assessment, proceeding, investigation or litigation by or before any Governmental Authority.

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly, including through one or more intermediaries, controls or is controlled by or is under common control with such Person; provided,

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

however, that, from and after the Effective Time, (a) SpinCo and the other members of the SpinCo Group shall not be considered Affiliates of Parent or any of the other members of the Parent Group and (b) Parent and the other members of the Parent Group shall not be considered Affiliates of SpinCo or any of the other members of the SpinCo Group. For the purpose of this definition, “control” (including, with correlative meanings, “controlled by” and “under common control with”), when used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities or other interests, by contract, agreement, obligation, indenture, note, bond, instrument, lease, license, sublicense or otherwise. For the avoidance of doubt, following the Effective Time, Affiliates of Merger Partner shall include the SpinCo Entities.

“Agreement” means this Agreement and Plan of Merger, including all Annexes, Exhibits and Schedules hereto (including the SpinCo Disclosure Letter and Merger Partner Disclosure Letter).

“Anti-Corruption Laws” means Laws relating to anti-bribery or anti-corruption (governmental or commercial) that apply to SpinCo, Merger Partner or their respective Subsidiaries, including Laws that prohibit the corrupt payment, offer, promise or authorization of the payment or transfer of anything of value (including gifts or entertainment), directly or indirectly, to any foreign Government Official or other Person to obtain a business advantage, including the U.S. Foreign Corrupt Practices Act of 1977 (“FCPA”), the U.K. Bribery Act of 2010, the Criminal Justice (Corruption Offences) Act 2018 of Ireland, and all national and international Laws enacted to implement the OECD Convention on Combating Bribery of Foreign Officials in International Business Transactions.

“Applicable Date” means January 1, 2024.

“Benefit Plan” means any benefit and compensation plan, program, policy, practice, agreement, contract, arrangement (including employment agreements) or other obligation, whether or not in writing and whether or not funded, in each case, which is sponsored or maintained by, or required to be contributed to, or with respect to which any potential liability (whether direct or indirect, actual or contingent, including by reason of being treated as a single employer under Section 414 of the Code with any other Person) is borne by (a) Merger Partner or any of its Subsidiaries or (b) a SpinCo Entity (as the context requires), in each case, including any “employee benefit plans” within the meaning of Section 3(3) of ERISA, employment, consulting, non-compete or non-solicit, retirement, severance, termination or change-in-control agreements, deferred compensation, stock based, incentive bonus, supplemental retirement, profit sharing, insurance, medical, welfare, fringe or other benefits or remuneration of any kind (other than any Multiemployer Plan).

“Business Day” means any day that is not a Saturday, a Sunday or other day on which banking institutions are authorized or obligated by Law to be closed in New York City, New York.

“Clean-Up Spin-Off” has the meaning set forth in the Separation and Distribution Agreement.

“Code” means the U.S. Internal Revenue Code of 1986.

“Commitment Fees” means Expenses related to the Financing, including (a) any underwriting fee, upfront fee, commitment fee, takedown fee, placement fees or discounts, underwriting fees or discounts, purchase fees or discounts or similar fees or discounts payable in connection with the Financing or any debt securities issued in lieu of the bridge loan facility contemplated in the Debt Commitment Letter, (b) any interest payable with respect to the Financing funded or any debt securities issued in lieu of the bridge loan facility contemplated in the Debt Commitment Letter prior to the Closing Date, (c) prepayment or redemption premiums with respect to the Financing funded or any debt securities issued in lieu of the bridge loan facility contemplated in the Debt Commitment Letter prior to the Closing Date required to be prepaid or redeemed in the event the Closing does not occur and (d) those related to any reimbursement and indemnification obligations set forth in the Financing or any related agreement contemplated in the Debt Commitment Letter (including (i) any underwriting or purchase agreement and (ii) any such Expenses paid prior to the Closing).

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

“Competition Laws” means applicable supranational, national, federal, state, provincial or local Laws designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolizing or restraining trade or lessening competition of any other country or jurisdiction, to the extent applicable to the Merger and the other transactions contemplated by this Agreement, including the HSR Act, the Sherman Act, the Clayton Act, the Federal Trade Commission Act, and other similar competition or antitrust laws of the United States or any jurisdiction other than the United States.

“Confidentiality Agreement” means, collectively, that certain Confidentiality Agreement, dated January 30, 2026, by and between Merger Partner and Parent, as amended by that certain Amended and Restated Confidentiality Agreement, dated March 17, 2026, by and between Merger Partner and Parent, and that certain Clean Team Confidentiality Agreement, dated March 19, 2026, by and between Merger Partner and Parent.

“Confirmation of Intellectual Property Assignment” has the meaning set forth in the Separation and Distribution Agreement.

“Contract” means any written, or legally binding oral, contract, agreement, understanding, arrangement, subcontract, loan or credit agreement, note, bond, indenture, mortgage, purchase order, insurance policy, benefit plan, deed of trust, lease, sublease, franchise, permit, authorization, license, instrument, binding commitment, obligation or other undertaking.

“Data Protection Laws” means all Laws governing the collection, use, storage, processing and transfer of Personal Data or otherwise relating to privacy, security, or Security Breach notification requirements and applicable to the SpinCo Business, or business of the Merger Partner, as applicable, including, Regulation (EU) 2016/679 of the European Parliament and of the Council of 27 April 2016 (the “GDPR”), the Irish Data Protection Acts 1988-2018, the European Communities (Electronic Communications Networks and Services) (Privacy and Electronic Communications) Regulations 2011 (S.I. No. 336 of 2011), as amended, and all implementing, supplementing or replacing legislation and binding regulations issued thereunder, in each case as amended, re-enacted or replaced from time to time.

“DGCL” means the Delaware General Corporation Law.

“Distribution Date” has the meaning set forth in the Separation and Distribution Agreement.

“Distribution Time” has the meaning set forth in the Separation and Distribution Agreement.

“Domain Names” has the meaning set forth in the Separation and Distribution Agreement.

“Eaton HoldCo” means Eaton Capital Unlimited Company, an Irish public unlimited company.

“Eaton Ohio Contribution” has the meaning set forth in the Separation and Distribution Agreement.

“Eaton Ohio Distribution” has the meaning set forth in the Separation and Distribution Agreement.

“Employee Matters Agreement” means the Employee Matters Agreement, in substantially the form attached as Exhibit A to the Separation and Distribution Agreement, to be entered into by and between Parent, Eaton Ohio, Eaton HoldCo and SpinCo.

“Environment” means soil, soil gas, sediments, land, wastewater, surface water, groundwater, drinking water, navigable waters, subsurface strata, vegetation, wetland, natural resources or indoor or ambient air.

“Environmental Laws” means all Laws relating to the pollution or protection of the Environment, public or worker health and safety (as it relates to exposure to Hazardous Substances), and natural resources, including the manufacture, processing, marketing, labeling, registration, notification, packaging, import, distribution, use, handling, transportation, treatment, storage, disposal, release or discharge of Hazardous Substances.

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Plans” means Benefit Plans that are “employee benefit plans” within the meaning of Section 3(3) of ERISA and subject to ERISA.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, together with the rules and regulations promulgated thereunder.

“Exchange Ratio” means one (1), as may be adjusted pursuant to Section 3.1(a)(iv).

“Expenses” means, with respect to any Person, all reasonable and documented out-of-pocket fees and expenses (including all fees and expenses of counsel, accountants, financial advisors and investment bankers of such Person and its Affiliates), incurred by such Person and its Subsidiaries or on their behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement, the Transaction Documents and the transactions contemplated hereby and thereby (including the Restructuring and the Separation), any litigation with respect thereto, the preparation, printing, filing and mailing of the SpinCo Registration Statements, the Proxy Statement and, if applicable, the Schedule TO, the filing of any required notices under the HSR Act or other Competition Law or Foreign Investment Law, or in connection with other regulatory approvals, and all other matters related to the Merger or the other transactions contemplated by this Agreement or the other Transaction Documents.

“Foreign Investment Laws” means any applicable regulations and rules promulgated under applicable Laws outside of the United States that are designed or intended to screen, prohibit, restrict or regulate foreign investments into such jurisdiction or country, including but not limited to on the basis of cultural, public order or safety, privacy, national or economic security grounds.

“GAAP” means generally accepted accounting principles in the United States.

“Governmental Authority” means any federal, state, local, foreign, international or multinational government, political subdivision, governmental, quasi-governmental authority of any nature (including any department, commission, board, bureau, agency, court or tribunal) or other body exercising legislative, judicial, regulatory, administrative or taxing authority, arbitrator or arbitral body (public or private) or official of any of the foregoing.

“Government Official” means (a) any official, officer, employee, representative or any Person acting in an official capacity for or on behalf of any Governmental Authority; (b) any political party or party official or candidate for political office; (c) any public international organization, any department or agency thereof, or any officer, employee or representative thereof; or (d) any Person or other entity owned in whole or in part, or controlled by any Person described in the foregoing clauses (a), (b) or (c) of this definition.

“Governmental Order” means any order, award, judgment, injunction, writ, decree (including any consent decree or similar agreed order or judgment), directive, settlement, stipulation, ruling, determination or verdict, whether civil, criminal or administrative, in each case, that is entered, issued, made or rendered by any Governmental Authority.

“Hazardous Substance” means any (a) substance, material or waste, or pollutant or contaminant, in each case as defined as hazardous, toxic or words of similar meaning and regulatory effect or regulated by, or for which Liability or standards of conduct may be imposed pursuant to, any Environmental Law, (b) petroleum, gasoline, diesel fuel, motor oil, waste or used oil, heating oil, kerosene and any other petroleum product, derivative or by-product, (c) asbestos or asbestos-containing material, or toxic mold and (d) polychlorinated biphenyl, methane, radioactive material or per- and polyfluoroalkyl substance.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

“Import and Export Laws” means (a) all sanctions, export and re-export Laws of the United States, including the U.S. International Traffic in Arms Regulation, the Export Administration Regulations and U.S. sanctions Laws and regulations administered by OFAC, as applicable, and (b) all other applicable import and export control Laws in any countries in which (x) Merger Partner and its Subsidiaries or (y) the SpinCo Entities (as applicable) conduct business.

“Intellectual Property” has the meaning set forth in the Separation and Distribution Agreement.

“Intellectual Property Cross-License Agreement” has the meaning set forth in the Separation and Distribution Agreement.

“Intended Tax Treatment” has the meaning set forth in the Tax Matters Agreement.

“Interests” means shares, partnership interests, limited liability company interests or any other equity interest in any Person.

“Intervening Event” means a material event, fact, development or occurrence with respect to Merger Partner and its Subsidiaries or the business of Merger Partner and its Subsidiaries, in each case taken as a whole, that is neither known, nor reasonably foreseeable by the Merger Partner Board as of the date hereof or, if known and reasonably foreseeable by the Merger Partner Board as of the date hereof, the material consequences of which were neither known nor reasonably foreseeable by the Merger Partner Board as of the date hereof; provided that any event, fact, development or occurrence that involves or relates to a Competing Proposal or a Superior Proposal will not be deemed to constitute an Intervening Event.

“IRS” means the United States Internal Revenue Service.

“IT Assets” means computers, computer software, computer hardware, firmware, middleware, servers, workstations, routers, hubs, switches, data communications lines, cloud-based systems and platforms, and all other information technology and related equipment, and all data stored therein or processed thereby whether hosted on-premises or by any third party.

“Knowledge” means (a) with respect to Parent, the actual knowledge of the Persons set forth in Section 1.1(a)(i) of the SpinCo Disclosure Letter, (b) with respect to SpinCo, the actual knowledge of the Persons set forth in Section 1.1(a)(ii) of the SpinCo Disclosure Letter and (c) with respect to Merger Partner, the actual knowledge of the Persons set forth in Section 1.1(a) of the Merger Partner Disclosure Letter.

“Law” means any statute, law, act, code, regulation, ordinance, rule, judgment, rule of common law, order, decree, Governmental Order, concession, grant, franchise, license, directive, guideline, policy, requirement or other governmental restriction or any similar form of decision of, or determination by, or any interpretation or administration of any of the foregoing by, any Governmental Authority.

“Leased Real Property” means, with respect to any Person, all interests in real property leased, licensed or subleased to, or used pursuant to any written agreement by any such Person.

“Lender Related Parties” means any lender, including the Lenders, arranger, bookrunner, administrative agent, syndication agent, underwriter, initial purchaser, placement agent, trustee or other Person that has committed, or been engaged, to provide, arrange or act as agent with respect to any Financing in connection with the transactions contemplated hereby, including the parties named in any joinder agreements, commitment letters, engagement letters, note purchase agreements, indentures or credit agreements entered into pursuant thereto or relating thereto, their Affiliates, and each current, former or future officer, director, employee, partner, controlling person, advisor, attorney, agent and representative of each such Person or Affiliate and the successors and permitted assigns of any of the foregoing.

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

“Liability” means any and all claims, debts, demands, causes of action, suits, damages, fines, penalties, obligations, prohibitions, accruals, accounts payable, bonds, indemnities and similar obligations, agreements, promises, guarantees, make-whole agreements, and other liabilities, obligations or requirements of any kind or nature, including all contractual obligations, whether absolute or contingent, matured or unmatured, liquidated or unliquidated, accrued or unaccrued, known or unknown, whenever arising, and including those arising under any Law, Action, or any award of any arbitrator, and those arising under any Contract, including those arising under this Agreement or any Transaction Document, in each case, whether or not recorded or reflected or required to be recorded or reflected on the books and records or financial statements of any Person.

“Lien” means all liens, pledges, licenses, charges, claims, security interests, purchase option, options, restrictions on transfer or other encumbrances.

“Merger Partner Common Stock” means the common stock, par value $0.01 per share, of Merger Partner.

“Merger Partner Datasite” means the virtual data room established by Merger Partner for purposes of due diligence of Merger Partner and the Merger Partner Subsidiaries and their respective businesses.

“Merger Partner Disclosure Letter” means the Disclosure Letter delivered by Merger Partner to Parent, SpinCo and Merger Sub on the date hereof.

“Merger Partner Entities” means Merger Partner and the Merger Partner Subsidiaries.

“Merger Partner Equity Award” means an equity award granted pursuant to a Merger Partner Stock Plan.

“Merger Partner Group” means Merger Partner and each Person that is a direct or indirect Subsidiary of Merger Partner.

“Merger Partner Leased Real Property” means all Leased Real Property of Merger Partner or any of its Subsidiaries.

“Merger Partner Material Adverse Effect” means any change, event, occurrence, state of facts, condition, circumstance, development or effect that, individually or in the aggregate with such other changes, events, occurrences, states of facts, conditions, circumstances, developments or effects has, or would reasonably be expected to have, a material adverse effect on the properties, assets, liabilities, business, operations, results of operations or financial condition of Merger Partner and the Merger Partner Subsidiaries, taken as a whole; provided, however, that, for purposes of the foregoing, none of the following, in and of itself or themselves shall be deemed to constitute or be taken into account in determining whether there has occurred or would reasonably be expected to occur a Merger Partner Material Adverse Effect: (a) changes in the economy, commodity, credit or financial markets or political, regulatory or business conditions in the United States or any other countries in which Merger Partner or any of the Merger Partner Subsidiaries has any material operations; (b) changes that are the result of factors generally affecting the industries in which Merger Partner and the Merger Partner Subsidiaries operate; (c) changes in GAAP or in any Law, including the repeal thereof, or in the official interpretation thereof, after the date hereof; (d) any failure by Merger Partner to meet any internal or public projections or forecasts or estimates of revenues or earnings for any period ending on or after the date hereof and prior to the Closing; provided that the exception in this clause (d) shall not prevent or otherwise affect a determination that any change, event, occurrence, state of facts, condition, circumstance, development or effect (not otherwise excluded under this definition) underlying such failure has resulted in or contributed to, or would reasonably be expected to result in or contribute to, a Merger Partner Material Adverse Effect; (e) any change, event, occurrence, state of facts, condition, circumstance, development or effect resulting from acts of war (whether or not declared), civil disobedience, hostilities, sabotage (other than cyberattacks), terrorism, military actions or the escalation of any of the foregoing, any hurricane, flood, tornado, earthquake or other catastrophic weather or natural disaster, or any outbreak of illness or other public health event or any other force majeure

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

event, whether or not caused by any Person (other than Merger Partner, its Subsidiaries or any of their respective Affiliates or Representatives); (f) any actions taken or omitted to be taken by Parent, Merger Partner or any of their Subsidiaries pursuant to the express requirements of this Agreement or any actions taken or omitted to be taken with Parent’s prior written consent or at Parent’s written request (except for any obligation to operate in the ordinary course or similar obligation) after disclosure to Parent of all material and relevant facts and information known by Merger Partner at such time; (g) the public announcement or pendency or consummation of the transactions contemplated by this Agreement, including the impact thereof on the relationship of Merger Partner or any of its Subsidiaries, contractual or otherwise, with customers, employees, unions, suppliers, distributors, financing sources, partners or similar relationship; provided, however, that the exceptions in this clause (g) shall not apply with respect to representations and warranties set forth in Section 6.4; or (h) a decline in the market price, or change in trading volume, of the shares of Merger Partner Common Stock on the NYSE; provided that the exception in this clause (h) shall not prevent or otherwise affect a determination that any change, event, occurrence, state of facts, condition, circumstance, development or effect (not otherwise excluded under this definition) underlying such decline or change has resulted in, or contributed to, or would reasonably be expected to result in, or contribute to, a Merger Partner Material Adverse Effect; provided further, that, with respect to clauses (a), (b), (c) and (e), such change, event, occurrence, state of facts, conditions, circumstance, development or effect shall be taken into account in determining whether a “Merger Partner Material Adverse Effect” has occurred if and only to the extent it disproportionately adversely affects Merger Partner and its Subsidiaries compared to other companies of similar size operating in the industries in which Merger Partner and its Subsidiaries conduct their business.

“Merger Partner Notes” means the (i) 3.000% Senior Unsecured Euro Notes due 2029 issued by Dana Financing Luxembourg S.à r.l., a private limited liability company (société à responsabilité limitée) governed by the laws of Grand Duchy of Luxembourg, (ii) 4.250% Senior Unsecured Notes due 2030 issued by Merger Partner, (iii) 8.500% Senior Unsecured Euro Notes due 2031 issued by Dana Financing Luxembourg S.à r.l., a private limited liability company (société à responsabilité limitée) governed by the laws of Grand Duchy of Luxembourg, and (iv) 4.500% Senior Unsecured Notes due 2032 issued by Merger Partner.

“Merger Partner Owned Intellectual Property” means all Intellectual Property owned or purported to be owned by Merger Partner or any of the Merger Partner Subsidiaries.

“Merger Partner Owned Real Property” means all Owned Real Property of Merger Partner or any of the Merger Partner Subsidiaries.

“Merger Partner Products” means all products that are, or have been in the last three (3) years, sold, offered for sale, marketed, distributed, licensed or otherwise made commercially available by the businesses of the Merger Partner or any of the Merger Partner Subsidiaries.

“Merger Partner Service Providers” means all current or former employees, consultants, contractors, directors or advisors of Merger Partner or the Merger Partner Subsidiaries.

“Merger Partner Stock Plan” means the Dana Incorporated 2021 Omnibus Incentive Plan, as amended, restated, supplemented or otherwise modified from time to time in accordance with its terms.

“Merger Partner Subsidiaries” means all direct and indirect Subsidiaries of Merger Partner.

“Merger Partner Tax Counsel” means, with respect to U.S. federal income Tax matters, Kirkland & Ellis LLP, and if Kirkland & Ellis LLP is unable or unwilling to provide the Merger Tax Opinion, such other nationally recognized tax counsel reasonably satisfactory to Merger Partner.

“Merger Representation Letters” means the tax representation letters containing customary representations and covenants reasonably satisfactory in form and substance to Merger Partner Tax Counsel in light of the

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

conclusions to be reached in the Merger Tax Opinion, executed by Merger Partner, Parent and SpinCo and other parties, if required by Merger Partner Tax Counsel.

“NYSE” means the New York Stock Exchange.

“Organizational Documents” means (a) with respect to any corporation, its articles or certificate of incorporation and bylaws; (b) with respect to any limited liability company, its articles or certificate of organization or formation and its operating agreement or limited liability company agreement or documents of similar substance; (c) with respect to any limited partnership, its certificate of limited partnership and partnership agreement or governing or organizational documents of similar substance; and (d) with respect to any other entity, governing or organizational documents of similar substance to any of the foregoing, in the case of each of clauses (a) through (d), as may be in effect from time to time.

“Open Source Software” means any “free” or “open source” Software, or Software that is otherwise licensed pursuant to any license approved by (a) the Open Source Initiative and listed at http://www.opensource.org/licenses/ or (b) the Free Software Foundation and listed at https://directory.fsf.org/wiki/Main_Page (including all versions of the GNU General Public License (GPL), the GNU Lesser General Public License (LGPL), the GNU Affero GPL, the MIT license, the Eclipse Public License, the Common Public License, the CDDL, the Mozilla Public License (MPL), the Artistic License, the Netscape Public License, and the Sun Industry Standards License (SISL)).

“Owned Real Property” means, with respect to any Person, all real property owned in fee by such Person together with all buildings, structures, fixtures and improvements of any kind located thereon, and all easements, covenants and other rights appurtenant thereto and all right, title and interest of such Person, if any, in and to any land lying on the bed of any street, road, avenue or alley, open or closed, in front of or adjoining the applicable real property and to the center line thereof.

“Parent Entities” means Parent and its Subsidiaries, including, prior to the Closing, SpinCo and its Subsidiaries.

“Parent Equity Compensation Award” has the meaning set forth in the Employee Matters Agreement.

“Parent Group” has the meaning set forth in the Separation and Distribution Agreement.

“Parent Liabilities” has the meaning set forth in the Separation and Distribution Agreement.

“Parent LTIPs” has the meaning set forth in the Employee Matters Agreement.

“Parent Material Adverse Effect” means any change, event, occurrence, state of facts, condition, circumstance, development or effect that would reasonably be expected to prevent, materially impair or materially delay the ability of Parent to perform by the Outside Date its obligations hereunder or under the Separation and Distribution Agreement or to consummate the transactions contemplated hereby and thereby, including the Merger and the Separation, by the Outside Date.

“Parent Reports” means the forms, statements, certifications, reports and other documents filed or furnished to the SEC by Parent, including any amendments thereto.

“Parent Shares” means the ordinary shares, par value $0.01 per share, of Parent.

“Parent Tax Counsel” means, with respect to U.S. federal income Tax matters, Skadden, Arps, Slate, Meagher & Flom LLP and, with respect to Irish Tax matters, Arthur Cox LLP, or if Skadden, Arps, Slate, Meagher & Flom LLP or Arthur Cox LLP is unable or unwilling to provide the Parent Spin-Off Tax Opinion or the Parent Irish Tax Opinion, respectively, such other U.S. or Irish, respectively, nationally recognized tax counsel reasonably satisfactory to Parent.

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

“Permits” means all licenses, permits, franchises, approvals, registrations, authorizations, consents, certifications or orders of, or filings with, any Governmental Authority.

“Permitted Liens” means (a) mechanics’, materialmen’s and similar Liens arising or incurred in the ordinary course of business with respect to any amounts not yet due and payable or which are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP; (b) Liens for Taxes (i) not yet due and payable or (ii) which are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP; (c) purchase money Liens and Liens securing rental payments under capital lease agreements for personal property; (d) pledges or deposits made in the ordinary course under workers’ compensation legislation, unemployment insurance Laws or similar Laws; (e) pledges or deposits to secure public or statutory obligations unrelated to any default or violation of any Law; (f) easements, covenants, conditions, rights of way and similar restrictions on real property that (i) are matters of record or (ii) would be disclosed by a current, accurate survey and, in the case of both (i) and (ii), which do not materially interfere with the present uses of such real property and that are not violated by the current occupation or use of such real property; (g) other Liens arising in the ordinary course of business and not material to the SpinCo Group or Merger Partner, as applicable, and not incurred in connection with the borrowing of money; (h) non-exclusive licenses of Intellectual Property (i) granted in the ordinary course of business or (ii) that would not reasonably be expected to, individually or in the aggregate, be material (as the case may be) to the SpinCo Group, taken as a whole, or Merger Partner and its Subsidiaries, taken as a whole; (i) Liens expressly referred to in the Parent Reports or the Merger Partner Reports; (j) zoning, building codes and other similar land use Laws regulating the use or occupancy of real property or the activities conducted thereon which are imposed by any Governmental Authority that are not violated by the current occupation or use of such real property; (k) Liens arising under the Financing; (l) with respect to any Leased Real Property, any Lien to which the fee or any superior leasehold interest is subject; (m) statutory Liens of landlords for rent due under the applicable lease to the extent such liens are not currently enforceable as a result of a breach or default or which are being contested in good faith and for which adequate reserves have been established in accordance with GAAP; (n) restrictions on transfer resulting from securities Laws; and (o) Liens described on Section 1.1(b) of the SpinCo Disclosure Letter or Section 1.1(b) of the Merger Partner Disclosure Letter.

“Person” means any individual, firm, corporation, partnership, limited liability company, incorporated or unincorporated association, joint venture, joint stock company, Governmental Authority or other entity of any kind.

“Personal Data” means any information defined as “Personal Data,” “Personally Identifiable Information,” “Personal Information,” or similar term by the Data Protection Laws.

“Privacy Requirements” means all Data Protection Laws, binding industry standards, Contracts, policies and procedures, in each case to the extent relating to the processing of Personal Data or otherwise relating to privacy, security, or Security Breach notification requirements and applicable to the SpinCo Business or Merger Partner’s business, as relevant.

“Protected Data” means Personal Data, data subject to the Payment Card Industry Data Security Standard issued by the PCI Security Standards Council, as it may be amended from time to time (“PCI DSS”), and all data and information which is required by Law, Contract, or privacy policy to safeguard and/or keep confidential or private.

“Proxy Statement” means a proxy statement or similar disclosure document or circular relating to the Merger Partner Stockholders Meeting.

“Qualified SpinCo Shares” means SpinCo Shares received by holders of Parent Shares pursuant to the Distribution, except for any SpinCo Shares that are received in the Distribution by holders of Parent Shares who

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

acquired their Parent Shares as part of a plan (or series of related transactions) that includes the Distribution, within the meaning of Section 355(e) of the Code and the Treasury Regulations promulgated thereunder. This definition (and the application thereof) is intended to monitor compliance with Section 355(e) of the Code and shall be interpreted accordingly.

“Real Estate Matters Agreement” means the Real Estate Matters Agreement, in substantially the form attached as Exhibit F to the Separation and Distribution Agreement, to be entered into by and between Eaton Ohio, Eaton HoldCo and SpinCo.

“Record Date” means the close of business on the date to be determined by the Parent Board, or a duly authorized committee thereof, as the record date for determination of holders of record of Parent Shares entitled to receive SpinCo Shares in the Distribution, to the extent the Distribution is effected through a One-Step Spin-Off, or in connection with any Clean-Up Spin-Off.

“Registered Intellectual Property” means Intellectual Property that is the subject of registration (or an application for registration) with any Governmental Authority and Domain Names.

“Representative” means, with respect to any Person, such Person’s directors, managers, members, officers, employees, agents, partners, attorneys, accountants, financial advisors, financing sources, consultants, advisors or other Persons acting on behalf of such Person.

“Requisite Regulatory Approvals” means (i) the expiration or termination of the applicable waiting period under the HSR Act in connection with the Merger (and any extension thereof under the HSR Act), and (ii) all regulatory authorizations, consents, clearances, orders, approvals or expirations of applicable waiting periods under applicable Competition Laws or Foreign Investment Laws which shall include that the relevant Governmental Authorities decline jurisdiction, as applicable, in the case of clause (ii) as set forth on Section 1.1(c) of the SpinCo Disclosure Letter.

“Restructuring” has the meaning set forth in the Separation and Distribution Agreement.

“Royal Precision Equity Interests” has the meaning set forth in the Royal Precision Purchase Agreement.

“Royal Precision Purchase Agreement” means the Stock Purchase Agreement, in substantially the form attached hereto as Exhibit C, to be entered into by and between Eaton Ohio and Merger Partner.

“Royal Precision Purchase Price” has the meaning set forth in the Royal Precision Purchase Agreement.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933.

“Security Breach” means any (a) security breach or unauthorized access or unauthorized use of any of the applicable Person’s IT Assets, (b) unauthorized access, acquisition, destruction, damage, disclosure, loss, corruption, alteration, or use of any Protected Data, or (c) unauthorized interference with system operations or security safeguards of the applicable Person’s IT Assets.

“Separation and Distribution Agreement” means that Separation and Distribution Agreement dated as of the date hereof among Parent, Eaton Ohio, Eaton HoldCo, SpinCo and Merger Partner, attached hereto as Exhibit A.

“Separation Tax Representation Letters” means tax representation letters containing customary representations and covenants reasonably satisfactory in form and substance to Parent Tax Counsel in light of the conclusions to be reached in the Parent Spin-Off Tax Opinion and the Parent Irish Tax Opinion, executed by Merger Partner, SpinCo and Parent, and other parties, if required by Parent Tax Counsel.

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

“Separation Transactions” has the meaning set forth in the Separation and Distribution Agreement.

“Software” has the meaning set forth in the Separation and Distribution Agreement.

“Specified Commercial Arrangements” means the commercial arrangements set forth on Section 7.32 of the SpinCo Disclosure Letter.

“SpinCo Affiliate Contract” means any Contract between (a) any SpinCo Entity, on the one hand, and Parent or any of its Subsidiaries (other than any SpinCo Entity), on the other hand or (b) any SpinCo Entity, on the one hand, and any present or former officer or director of the SpinCo Entities or “immediately family member” thereof (as defined in Rule 16a-1 under the Exchange Act), on the other hand.

“SpinCo Assets” has the meaning set forth in the Separation and Distribution Agreement.

“SpinCo Business” has the meaning set forth in the Separation and Distribution Agreement.

“SpinCo Datasite” means the virtual data room established by Parent for purposes of due diligence of the SpinCo Entities and the SpinCo Business.

“SpinCo Disclosure Letter” means the Disclosure Letter delivered by Parent and SpinCo to Merger Partner on the date hereof.

“SpinCo Distribution Registration Statement” means the registration statement on Form 10 or on Form S-4/S-1, as applicable, to be filed by SpinCo with the SEC to effect the registration under the Exchange Act or the Securities Act, as applicable, of the SpinCo Shares in connection with the Distribution, as such registration statement may be amended or supplemented from time to time prior to the Distribution Time.

“SpinCo Employee” has the meaning set forth in the Employee Matters Agreement.

“SpinCo Entities” means SpinCo and the SpinCo Subsidiaries, after giving effect to the Restructuring, including Merger Sub.

“SpinCo Group” has the meaning set forth in the Separation and Distribution Agreement.

“SpinCo Intellectual Property” has the meaning set forth in the Separation and Distribution Agreement.

“SpinCo Leased Real Property” means all Leased Real Property of the SpinCo Entities.

“SpinCo Liabilities” has the meaning set forth in the Separation and Distribution Agreement.

“SpinCo Material Adverse Effect” means any change, event, occurrence, state of facts, condition, circumstance, development or effect that, individually or in the aggregate with such other changes, events, occurrences, states of facts, conditions, circumstances, developments or effects has, or would reasonably be expected to have, a material adverse effect on the properties, assets, liabilities, business, operations, results of operations or financial condition of SpinCo and the SpinCo Subsidiaries, taken as a whole; provided, however, that for purposes of the foregoing, none of the following, in and of itself or themselves shall be deemed to constitute or be taken into account in determining whether there has occurred or would reasonably be expected to occur a SpinCo Material Adverse Effect: (a) changes in the economy, commodity, credit or financial markets or political, regulatory or business conditions in the United States or any other countries in which SpinCo or any of the SpinCo Subsidiaries has any material operations; (b) changes that are the result of factors generally affecting industries in which the SpinCo Entities operate; (c) changes in GAAP or in any Law, including the repeal thereof, or in the official interpretation thereof, after the date hereof; (d) any failure by SpinCo to meet any

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

internal or public projections or forecasts or estimates of revenues or earnings for any period ending on or after the date hereof and prior to the Closing; provided that the exception in this clause (d) shall not prevent or otherwise affect a determination that any change, event, occurrence, state of facts, condition, circumstance, development or effect (not otherwise excluded under this definition) underlying such failure has resulted in or contributed to, or would reasonably be expected to result in or contribute to, a SpinCo Material Adverse Effect; (e) any change, event, occurrence, state of facts, condition, circumstance, development or effect resulting from acts of war (whether or not declared), civil disobedience, hostilities, sabotage (other than cyberattacks), terrorism, military actions or the escalation of any of the foregoing, any hurricane, flood, tornado, earthquake or other catastrophic weather or natural disaster, or any outbreak of illness or other public health event or any other force majeure event, whether or not caused by any Person (other than SpinCo, its Subsidiaries or any of their respective Affiliates or Representatives); (f) any actions taken or omitted to be taken by Parent, SpinCo or any of their Subsidiaries pursuant to the express requirements of this Agreement or any actions taken or omitted to be taken with Merger Partner’s prior written consent or at Merger Partner’s written request (except for any obligation to operate in the ordinary course or similar obligation) after disclosure to Merger Partner of all material and relevant facts and information known by Parent or SpinCo at such time; (g) the public announcement or pendency or consummation of the transactions contemplated by this Agreement, including the impact thereof on the relationship of SpinCo or any of its Subsidiaries, contractual or otherwise, with customers, employees, unions, suppliers, distributors, financing sources, partners or similar relationship; provided, however, that the exceptions in this clause (g) shall not apply with respect to the representations and warranties set forth in Section 5.4; or (h) a decline in the market price, or change in trading volume, of the Parent Shares on the NYSE; provided that the exception in this clause (h) shall not prevent or otherwise affect a determination that any change, event, occurrence, state of facts, condition, circumstance, development or effect (not otherwise excluded under this definition) underlying such decline or change has resulted in, or contributed to, or would reasonably be expected to result in, or contribute to, a SpinCo Material Adverse Effect; provided further, that, with respect to clauses (a), (b), (c), and (e), such change, event, occurrence, state of facts, conditions, circumstance, development or effect shall be taken into account in determining whether a “SpinCo Material Adverse Effect” has occurred if and only to the extent it disproportionately adversely affects SpinCo and its Subsidiaries compared to other companies of similar size operating in the industries in which SpinCo and its Subsidiaries conduct their business.

“SpinCo Merger Registration Statement” means the registration statement on Form S-4 to be filed by SpinCo with the SEC to effect the registration under the Securities Act of the SpinCo Share Issuance, as such registration statement may be amended or supplemented from time to time prior to the Closing.

“SpinCo Owned Real Property” means all Owned Real Property of the SpinCo Entities.

“SpinCo Participants” has the meaning set forth in the Employee Matters Agreement.

“SpinCo Payment” has the meaning set forth in the Separation and Distribution Agreement.

“SpinCo Products” means all products that are, or have been in the last three (3) years, sold, offered for sale, marketed, distributed, licensed or otherwise made commercially available by the SpinCo Business.

“SpinCo Registration Statements” means the SpinCo Distribution Registration Statement and the SpinCo Merger Registration Statement.

“SpinCo Service Providers” means all SpinCo Employees and all current or former consultants, contractors, directors or advisors of SpinCo.

“SpinCo Share Issuance” has the meaning set forth in the recitals.

“SpinCo Shares” means the shares of common stock, par value $0.01 per share, of SpinCo.

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

“SpinCo Subsidiaries” means all direct and indirect Subsidiaries of SpinCo, after giving effect to the Restructuring, including Merger Sub.

“Subsidiary” means, with respect to any Person, any corporation, limited liability company, joint venture or partnership of which such Person (a) beneficially owns, either directly or indirectly, fifty percent (50%) or more of (i) the total combined voting power of all classes of voting securities or ownership interests of such Person, (ii) the total combined equity or ownership interests or (iii) the capital or profit interests, in the case of a partnership, or (b) otherwise has the power to vote or direct the vote of, either directly or indirectly, sufficient securities or interests to elect a majority of the board of directors or similar governing body.

“Tax Matters Agreement” means the Tax Matters Agreement, in substantially the form attached as Exhibit E to the Separation and Distribution Agreement, to be entered into by and between Parent, Eaton Ohio, Eaton HoldCo, SpinCo and Merger Partner.

“Tax Returns” has the meaning set forth in the Tax Matters Agreement.

“Taxes” has the meaning set forth in the Tax Matters Agreement.

“Trademark License Agreements” has the meaning set forth in the Separation and Distribution Agreement.

“Transaction Documents” means the Separation and Distribution Agreement, the Royal Precision Purchase Agreement, the Employee Matters Agreement, the Tax Matters Agreement, the Real Estate Matters Agreement, the Transition Services Agreement, the Confirmation of Intellectual Property Assignment, the Intellectual Property Cross-License Agreement and the Trademark License Agreements, and including all annexes, Exhibits, Schedules, attachments and appendices thereto, and any certificate, document or other instrument delivered by any Party to any other Party pursuant to this Agreement or any of the foregoing.

“Transition Services Agreement” means the Transition Services Agreement, substantially in the form attached as Exhibit G to the Separation and Distribution Agreement, to be entered into by and between Eaton Ohio, Eaton HoldCo and SpinCo.

“Treasury Regulations” means the regulations promulgated by the U.S. Treasury Department under the Code.

“Willful Breach” means, with respect to any covenant, obligation or agreement of a Party made in this Agreement, an action or omission taken or omitted to be taken by such Party in material breach of such covenant, obligation or agreement that the breaching party intentionally takes (or intentionally fails to take) with actual knowledge that such action or omission would, or would reasonably be expected to, result in a breach of such covenant, obligation or agreement.

SECTION 1.2. Cross References. Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
Agent	Section 3.2(a)
Alternative Acquisition Agreement	Section 7.9(b)(i)(2)
Alternative Financing	Section 7.27(b)
Outside Counsel Only Material	Section 7.6(e)
Antitrust Extension Period	Section 9.2(a)
Approvals	Section 7.6(a)
Bankruptcy and Equity Exception	Section 4.2
Certificate of Merger	Section 2.3
Chosen Courts	Section 10.4(b)
Closing	Section 2.2

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

Term	Section
Closing Date	Section 2.2
Common Shares Trust	Section 3.3(b)
Competing Proposal	Section 7.9(f)(i)
Continuing Employees	Section 7.22(a)
Converted PSU Award	Section 3.5(b)
Converted RSU Award	Section 3.5(a)
Costs	Section 7.27(f)
Debt Commitment Letter	Section 7.27(a)
Distribution	Recitals
Distribution Documents	Section 5.21
Distribution Fund	Section 3.2(a)
Distribution True-Up Adjustment	Section 3.1(d)
DOJ	Section 7.6(e)
Eaton Ohio	Recitals
Eaton Ohio Contribution	Recitals
Eaton Ohio Distribution	Recitals
Effective Time	Section 2.3
Excess Shares	Section 3.3(a)
Exchange Offer	Recitals
Existing Credit Agreement	Section 7.28
Financing	Section 7.27(a)
Financing Agreements	Section 7.27(d)
FTC	Section 7.6(e)
Indemnified Directors and Officers	Section 7.8(a)
Initial SpinCo Audited Financial Statements	Section 7.16(a)
Initial SpinCo Audited Financial Statements Delivery Date	Section 7.16(a)
Interim Financial Period	Section 7.16(b)
IT Separation Activities	Section 7.34(a)
IT Separation and Migration	Section 7.34(a)
IT Separation Costs	Section 7.34(b)
Interim Period	Section 7.1(a)
Lenders	Section 7.27(a)
Merger	Section 2.1
Merger Partner	Preamble
Merger Partner Approvals	Section 6.4(a)
Merger Partner Audited Financial Statements	Section 7.16(c)
Merger Partner Board	Recitals
Merger Partner Change of Recommendation	Section 7.9(b)(i)(1)
Merger Partner Director RSU	Section 3.5(d)
Merger Partner Employee List	Section 3.5(d)
Merger Partner Interim Financial Statements	Section 7.16(d)
Merger Partner IT Assets	Section 5.15(k)
Merger Partner Labor Agreements	Section 6.13
Merger Partner Licenses	Section 6.8(b)
Merger Partner Material Contract	Section 6.9(a)(xii)
Merger Partner Non-U.S. Benefit Plan	Section 6.11(a)
Merger Partner Notes	Section 7.30
Merger Partner Notes Indentures	Section 7.29
Merger Partner Payoff Letter	Section 7.28
Merger Partner PSUs	Section 3.5(c)
Merger Partner Recommendation	Section 6.3(b)

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

Term	Section
Merger Partner Refinancing	Section 7.27(a)
Merger Partner Reports	Section 6.5(a)
Merger Partner Rollover PSU	Section 3.5(b)
Merger Partner Rollover RSU	Section 3.5(a)
Merger Partner RSUs	Section 3.5(c)
Merger Partner Single-Trigger PSU	Section 3.5(c)
Merger Partner Single-Trigger RSU	Section 3.5(c)
Merger Partner Stockholder Approval	Section 6.3(a)
Merger Partner Stockholders Meeting	Section 7.4(e)
Merger Partner Third-Party Consents	Section 6.4(b)
Merger Sub	Preamble
Merger Sub Approval	Section 5.3(a)
Merger Sub Common Stock	Section 3.1(b)
Merger Tax Opinion	Section 7.3(b)(ii)
Morgan Stanley	Section 4.5
Multiemployer Plan	Section 5.11(f)
Multiple Employer Plan	Section 5.11(f)
Noteholder Action	Section 7.29
Notice Period	Section 7.9(b)(ii)
OFAC	Section 5.8(e)
One-Step Spin-Off	Recitals
Outside Date	Section 9.2(a)
Parent	Preamble
Parent Approvals	Section 4.3(a)
Parent Board	Recitals
Parent Irish Tax Opinion	Section 7.3(b)(i)
Parent Nominees	Section 2.5(c)
Parent Spin-Off Tax Opinion	Section 7.3(b)(i)
Parent Tax Opinions	Section 7.3(b)(i)
Parent Third-Party Consents	Section 4.3(b)
Parties	Preamble
Party	Preamble
Redemption	Section 7.29
Regulatory Litigation	Section 7.6(d)
Remedial Actions	Section 7.6(d)
Required Financial Statements	Section 7.27(d)
Sarbanes-Oxley Act	Section 5.5(e)
Schedule TO	Section 7.4(a)
Securities Filings	Section 7.4(c)
Separation	Recitals
SpinCo	Preamble
SpinCo Audited Financial Statements	Section 7.16(a)
SpinCo Board	Recitals
SpinCo Employee List	Section 5.12(i)
SpinCo Financial Statements	Section 5.5(a)
SpinCo Initial Interim Financial Statements	Section 5.5(b)
SpinCo Interim Financial Statements	Section 7.16(b)
SpinCo IT Assets	Section 5.15(h)
SpinCo Labor Agreements	Section 5.12(a)
SpinCo Licenses	Section 5.8(b)
SpinCo Material Contract	Section 5.9(a)(x)

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

Term	Section
SpinCo Non-U.S. Benefit Plan	Section 5.11(a)
SpinCo Proposal	Section 7.9
SpinCo Share Issuance	Recitals
SpinCo Shareholder Approval	Section 5.3(a)
SpinCo Third-Party Consents	Section 5.4(b)
Superior Proposal	Section 7.9(f)(ii)
Surviving Corporation	Section 2.1
Takeover Statute	Section 5.17
Termination Fee	Section 9.5(b)(iii)
Threshold Percentage	Section 3.1(d)
Transfer Taxes	Section 7.24
WARN Act	Section 5.12(d)

SECTION 1.3. Interpretation.

(a) Unless the context of this Agreement otherwise requires:

(i) (A) words of any gender include each other gender and neuter form; (B) words using the singular or plural number also include the plural or singular number, respectively; (C) derivative forms of defined terms will have correlative meanings; (D) the terms “hereof,” “herein,” “hereby,” “hereto,” “herewith,” “hereunder” and derivative or similar words refer to this entire Agreement; (E) the terms “Article,” “Section,” “Annex,” “Exhibit,” “Schedule,” and “Disclosure Letter” refer to the specified Article, Section, Annex, Exhibit, Schedule or Disclosure Letter of this Agreement and references to “paragraphs” or “clauses” shall be to separate paragraphs or clauses of the Section or subsection in which the reference occurs; (F) the words “include,” “includes” and “including” shall be deemed to be followed by the phrase “without limitation,” and (G) the word “or” shall be disjunctive but not exclusive;

(ii) references to Contracts (including this Agreement) and other documents or Laws shall be deemed to include references to such Contract, document or Law as amended, supplemented or modified from time to time in accordance with its terms and the terms hereof, as applicable, and in effect at any given time (and, in the case of any Law, to any successor provisions);

(iii) references to any federal, state, local, foreign or supranational statute or other Law shall include all rules and regulations promulgated thereunder; and

(iv) references to any Person include references to such Person’s successors and permitted assigns, and in the case of any Governmental Authority, to any Person succeeding to its functions and capacities.

(b) The language used in this Agreement shall be deemed to be the language chosen by the Parties to express their mutual intent. The Parties acknowledge that each Party and its attorney has reviewed and participated in the drafting of this Agreement and that any rule of construction to the effect that any ambiguities are to be resolved against the drafting Party, or any similar rule operating against the drafter of an agreement, shall not be applicable to the construction or interpretation of this Agreement.

(c) Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified. If any action is to be taken or given on or by a particular calendar day, and such calendar day is not a Business Day, then such action may be deferred until the next Business Day.

(d) The phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.”

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

(e) The term “writing,” “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form.

(f) All accounting terms used herein and not expressly defined herein shall have the meanings given to them under GAAP unless the context otherwise requires.

(g) All monetary figures shall be in United States dollars unless otherwise specified.

(h) No reference in this Agreement to dollar amount thresholds shall be deemed to be evidence of a SpinCo Material Adverse Effect or Merger Partner Material Adverse Effect, as applicable, or materiality.

(i) Unless otherwise appropriate, specified or necessary for a representation or warranty to be true, each of the representations and warranties of the Parties set forth herein shall be deemed to be made as if the Restructuring and the transactions contemplated under the Royal Precision Purchase Agreement have been consummated as of the date such representation and warranty is made hereunder.

(j) The phrases “filed,” “furnished,” “provided,” “delivered” or “made available” when used with respect to information or documents means that such information or documents have been physically or electronically delivered to the relevant Party (and includes that such information or documents have been furnished to its Representatives acting on its behalf or posted to the Merger Partner Datasite or the SpinCo Datasite, as applicable, or are otherwise publicly available on the SEC website and thereby provided to such Party).

ARTICLE II

THE MERGER

SECTION 2.1. The Merger. At the Effective Time and upon the terms and subject to the conditions of this Agreement, Merger Sub shall be merged with and into Merger Partner (the “Merger”) in accordance with the applicable provisions of the DGCL, the separate existence of Merger Sub shall cease and Merger Partner shall continue as the surviving corporation of the Merger (sometimes referred to herein as the “Surviving Corporation”) and shall succeed to and assume all the rights, powers and privileges and be subject to all of the obligations of Merger Sub in accordance with the DGCL. As a result of the Merger, Merger Partner shall become a wholly owned Subsidiary of SpinCo. References herein to “Merger Partner” with respect to the period from and after the Effective Time shall be deemed to be references to the Surviving Corporation. At the Effective Time, the effects of the Merger shall be as provided in this Agreement, the Certificate of Merger and the applicable provisions of the DGCL.

SECTION 2.2. Closing. Unless the transactions herein contemplated shall have been abandoned and this Agreement terminated pursuant to Section 9.1, Section 9.2, Section 9.3 or Section 9.4, the closing of the Merger and the other transactions contemplated hereby (the “Closing”) shall take place on the Distribution Date and promptly following the Distribution Time after the conditions set forth in Article VIII (other than those conditions, including the consummation of the Distribution, that are to be satisfied or by their nature may only be satisfied at or immediately prior to the Closing, but subject to the satisfaction of all such conditions by or at the Closing) have been satisfied or, to the extent permitted by applicable Law, waived, at the offices of Paul, Weiss, Rifkind, Wharton & Garrison LLP, 1285 Avenue of the Americas, New York, New York 10019, unless another date, time or place is agreed to in writing by Parent and Merger Partner. The date on which the Closing actually occurs is hereinafter referred to as the “Closing Date.”

SECTION 2.3. Effective Time. On the Closing Date, SpinCo and Merger Sub shall file a certificate of merger relating to the Merger (the “Certificate of Merger”) with the Secretary of State of the State of Delaware in accordance with the relevant provisions of the DGCL and shall make all other filings or recordings required under the DGCL. The Merger shall become effective at the time the Certificate of Merger shall have been duly filed with the Secretary of State of the State of Delaware, or such later time as Merger Partner and SpinCo shall agree and specify in the Certificate of Merger (such time as the Merger becomes effective being the “Effective Time”).

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

SECTION 2.4. Certificate of Incorporation and Bylaws of the Surviving Corporation.

(a) Without limiting the obligations in Section 7.8, the certificate of incorporation of Merger Partner shall, by virtue of the Merger, be amended and restated in its entirety to read as set forth in Exhibit B to this Agreement and, as so amended and restated, shall be the certificate of incorporation of the Surviving Corporation until thereafter duly amended in accordance with such certificate of incorporation, this Agreement and applicable Law.

(b) Without limiting the obligations in Section 7.8, the Parties shall take all actions necessary so that the bylaws of Merger Sub in effect immediately prior to the Effective Time shall be the bylaws of the Merger Partner, until thereafter amended, restated or amended and restated in accordance therewith or by applicable Law.

SECTION 2.5. Governance Matters.

(a) The Parties shall take all action necessary such that, at the Effective Time, (i) the name of SpinCo is “Dana Incorporated” and (ii) the trading symbol for SpinCo Shares shall be “DAN.”

(b) As of the Effective Time, the members of management of SpinCo shall include the persons and positions set forth on Schedule 2.5(b); provided that in the event that the parties become aware prior to the Effective Time that any such person is unwilling or unable to serve as a member of management of SpinCo as of the Effective Time, then Parent and Merger Partner shall in good faith agree upon a mutually acceptable replacement. Other members of management of SpinCo may be selected by the Parties in accordance with the principles and procedures set forth on Schedule 2.5(b).

(c) As of the Effective Time, the SpinCo Board shall consist of the following directors: (i) all then current Merger Partner directors as of the Effective Time; (ii) one (1) current executive officer of Parent designated by Parent prior to the Effective Time; and (iii) two (2) current Parent directors that are designated by Parent prior to the Effective Time, in the case of individuals in clauses (ii) and (iii), which persons shall meet the requirements under the rules and regulations of NYSE to be considered independent directors of the SpinCo Board and shall have skills that are complementary to those of the existing Merger Partner directors and which shall otherwise be subject to Merger Partner’s prior approval, which shall not be unreasonably withheld, conditioned or delayed (the individuals in clauses (ii) and (iii) collectively, the “Parent Nominees”). The Parties shall take all action necessary such that, from and after the Effective Time, SpinCo shall nominate the Parent Nominees to stand for election to the SpinCo Board at each annual meeting held through the second annual meeting of the SpinCo shareholders following the Closing Date and SpinCo shall recommend that its stockholders vote in favor of the election of the Parent Nominees at each such annual meeting.

(d) Bruce McDonald shall serve as Executive Chairman of the SpinCo Board following the Effective Time; provided that in the event the parties become aware prior to the Effective Time that Bruce McDonald is no longer serving as, or is unwilling or unable to serve as, Executive Chairman of the Merger Partner Board as of the Effective Time, Parent and Merger Partner shall in good faith agree upon a mutually acceptable replacement.

(e) As soon as practicable following the Effective Time, the SpinCo Board shall form an Integration & Synergy Realization Committee, which shall be chaired by a director of the SpinCo Board designated by Parent prior to or as of the Effective Time.

(f) The Parties shall take all action necessary such that, as of the Effective Time, the directors and officers of the Surviving Corporation shall be such individuals as designated in writing by Merger Partner prior to the Effective Time.

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

ARTICLE III

CONVERSION OF SHARES

SECTION 3.1. Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, SpinCo, Merger Sub or Merger Partner or any holder of the capital stock of Parent, SpinCo, Merger Sub or Merger Partner:

(a) Conversion of Merger Partner Capital Stock.

(i) Each share of Merger Partner Common Stock issued and outstanding as of the Effective Time (other than shares canceled in accordance with Section 3.1(a)(ii)) shall be automatically converted into the right to receive a number of SpinCo Shares equal to the Exchange Ratio, subject to adjustment in accordance with Section 3.1(a)(iv).

(ii) Each share of Merger Partner Common Stock held by Merger Partner as treasury stock or by Parent or any Subsidiary of Parent, including SpinCo and Merger Sub, in each case, immediately prior to the Effective Time shall be canceled and shall cease to exist and no stock or other consideration shall be issued or delivered in exchange therefor.

(iii) Each share of Merger Partner Common Stock issued and outstanding immediately prior to the Effective Time, when converted in accordance with this Section 3.1, shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of such shares shall cease to have any rights with respect thereto, except the right to receive the SpinCo Shares as provided in Section 3.1(a)(i) and any dividends or distributions and other amounts payable in accordance with Section 3.2(c).

(iv) The Exchange Ratio and any other similarly dependent items shall be adjusted to reflect fully the appropriate effect of any stock split, split-up, reverse stock split, stock dividend or distribution of Merger Partner Common Stock, SpinCo Shares, Parent Shares or securities convertible into any such securities, reorganization, recapitalization, reclassification or other like change with respect to Merger Partner Common Stock, SpinCo Shares or Parent Shares having a record date occurring on or after the date of this Agreement and prior to the Effective Time, other than the Restructuring; provided that nothing in this Section 3.1(a)(iv) shall be construed to permit Parent, SpinCo or Merger Partner to take any action with respect to its securities that is prohibited by the terms of this Agreement.

(v) Notwithstanding anything to the contrary in this Agreement, if Merger Partner declares a dividend or other distribution on Merger Partner Common Stock in accordance with the terms and conditions of this Agreement and for which the record date precedes the Effective Time and the payment date occurs on or after the Effective Time, then (A) the holders of Merger Partner Common Stock as of such record date shall remain entitled to receive such dividend or distribution on the applicable payment date and (B) the Surviving Corporation shall be responsible for the payment of any such dividend or distribution that has not been paid prior to the Effective Time.

(b) Merger Sub Common Stock. At the Effective Time, each share of common stock, at no par value per share, of Merger Sub (“Merger Sub Common Stock”) issued and outstanding immediately prior to the Effective Time shall be automatically converted into one fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation.

(c) SpinCo Shares. Each SpinCo Share that is issued and outstanding immediately prior to and at the Effective Time shall remain outstanding following the Effective Time.

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

(d) Distribution Ratio True-Up. If the condition set forth in Section 7.3(b)(i) would be unable to be satisfied because immediately after the Effective Time, the percentage of outstanding Qualified SpinCo Shares held by holders of Parent Shares would be less than 50.1% (the “Threshold Percentage”) of all the stock of SpinCo (including (i) any instruments that are treated as stock for U.S. federal income Tax purposes and (ii) any stock that may be issued after the Effective Time, pursuant to the exercise or settlement of an option or other Contract acquired or entered into on or before the Effective Time that may be regarded as having been acquired or entered into on or before the Effective Time as part of a “plan” or “series of related transactions” of which the Distribution is a part within the meaning of Section 355(e) of the Code (for the avoidance of doubt, taking into account the safe harbors under Treasury Regulations Section 1.355-7(d)), determined without regard to the adjustments under this Section 3.1(d)), then (x) Parent shall promptly provide notice to Merger Partner setting forth in detail the reasons the condition set forth in Section 7.3(b)(i) would be unable to be satisfied, (y) Parent shall consider in good faith any comments provided by Merger Partner and (z) the aggregate number of SpinCo Shares to be issued and allocated or exchanged (as applicable) to the holders of Parent Shares pursuant to Section 4.3 of the Separation and Distribution Agreement shall be increased such that the number of Qualified SpinCo Shares held by holders of Parent Shares equals the Threshold Percentage, if and to the extent necessary after considering Merger Partner’s comments pursuant to clause (y) of this Section 3.1(d); provided, notwithstanding anything herein to the contrary, if the aggregate number of SpinCo Shares to be issued and allocated or exchanged (as applicable) to the holders of Parent Shares pursuant to Section 4.3 of the Separation and Distribution Agreement is increased pursuant to this Section 3.1(d), then the amount of the SpinCo Payment distributed pursuant to the Separation and Distribution Agreement shall be decreased by an amount equal to the product of (1) an amount equal to the closing price per share of Merger Partner Common Stock on the trading day immediately prior to the Distribution, multiplied by (2) the number of additional SpinCo Shares required to be issued pursuant to the adjustment set forth in this Section 3.1(d) (the “Distribution True-Up Adjustment”); provided, further, that notwithstanding anything to the contrary herein, there shall be no decrease in the amount of the SpinCo Payment to the extent any increase pursuant to this Section 3.1(d) in aggregate number of SpinCo Shares to be issued and allocated or exchanged (as applicable) to the holders of Parent Shares pursuant to Section 4.3 of the Separation and Distribution Agreement is required by reason of any actions taken by Merger Partner or any of its Affiliates (for the avoidance of doubt, excluding SpinCo and any other member of the SpinCo Group) (other than any such actions expressly required by the Transaction Documents (including the Restructuring Plan)).

SECTION 3.2. Distribution of Merger Partner Common Stock.

(a) Agent. Prior to the Effective Time, Merger Partner will appoint a bank or trust company reasonably acceptable to Parent as distribution agent (the “Agent”). Prior to or substantially concurrently with the Effective Time, SpinCo shall deposit or cause to be deposited with the Agent, for the benefit of the holders of Merger Partner Common Stock and for distribution in accordance with this Article III, through the Agent, book-entry authorizations representing the SpinCo Shares (such SpinCo Shares, together with any dividends or distributions and other amounts payable in accordance with Section 3.2(c), being hereinafter referred to as the “Distribution Fund”) issuable pursuant to Section 3.1 upon conversion of outstanding shares of Merger Partner Common Stock. The Agent shall, pursuant to irrevocable instructions, deliver the SpinCo Shares contemplated to be issued pursuant to Section 3.1 from the SpinCo Shares held in the Distribution Fund. If SpinCo deposits such shares into the Distribution Fund prior to the Effective Time and the Merger is not consummated, the Agent shall promptly return such shares to SpinCo. The Distribution Fund shall not be used for any other purpose.

(b) Distribution Procedures. Promptly after the Effective Time, the Agent shall, and SpinCo shall cause the Agent to, deliver to each Person who was the record holder of shares of Merger Partner Common Stock following the Distribution and immediately prior to the Effective Time the number of whole SpinCo Shares, from the Distribution Fund, that such holder has the right to receive pursuant to the provisions of Section 3.1(a)(i) (and cash in lieu of any fractional share of SpinCo Shares pursuant to Section 3.3 and any dividends or other distributions pursuant to Section 3.2(c)). The Agent shall not be entitled to vote or exercise any rights of ownership with respect to SpinCo Shares held by it from time to time hereunder, except that it shall

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

receive and hold all dividends or other distributions paid or distributed with respect thereto for the account of the Persons entitled thereto.

(c) Distributions with Respect to Undistributed Shares. No dividends or other distributions declared or made with respect to SpinCo Shares with a record date after the Effective Time shall be paid or otherwise delivered to the former holders of Merger Partner Common Stock with respect to any SpinCo Shares that are not able to be distributed by the Agent to such holder promptly after the Effective Time, whether due to a legal impediment to such distribution or otherwise. Subject to the effect of applicable Laws, following the distribution of any such previously undistributed SpinCo Shares after the Effective Time, there shall be paid to the record holder of such SpinCo Shares, without interest, (i) at the time of the distribution, to the extent not previously paid, the amount of cash payable in lieu of fractional SpinCo Shares to which such holder is entitled pursuant to Section 3.3 and the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole SpinCo Shares and (ii) at the appropriate payment date therefor, the amount of dividends or other distributions with a record date after the Effective Time but prior to the distribution of such SpinCo Shares and a payment date subsequent to the distribution of such SpinCo Shares payable with respect to such whole SpinCo Shares. SpinCo shall deposit in the Distribution Fund all such dividends and distributions.

(d) No Further Ownership Rights in SpinCo Shares. All SpinCo Shares issued in respect of shares of Merger Partner Common Stock in accordance with the terms of Section 3.1(a)(i) and this Section 3.2 (including any cash paid in lieu of fractional shares pursuant to Section 3.3) shall be deemed to have been issued in full satisfaction of all rights pertaining to such shares of Merger Partner Common Stock.

(e) Termination of Distribution Fund. Any portion of the Distribution Fund made available to the Agent that remains undistributed to the former holders of Merger Partner Common Stock on the one-year anniversary of the Effective Time shall be delivered to SpinCo, and any former holders of Merger Partner Common Stock who as of such time have not received SpinCo Shares in accordance with this Article III shall thereafter look only to SpinCo for payment of their claim for SpinCo Shares and any dividends, distributions or cash in lieu of fractional shares with respect to SpinCo Shares (subject to any applicable abandoned property, escheat or similar Law).

(f) No Liability. Neither Parent, the Surviving Corporation, Merger Partner, Merger Sub, the Agent nor any other Person shall be liable to any holder of Merger Partner Common Stock for SpinCo Shares (or dividends or distributions with respect thereto or with respect to SpinCo Shares) or cash properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(g) Closing of Transfer Books. From and after the Effective Time, the stock transfer books of Merger Partner shall be closed and no transfer shall be made of any shares of capital stock of Merger Partner that were outstanding immediately prior to the Effective Time.

(h) Tax Withholding. Parent, SpinCo, Merger Partner, Merger Sub, the Surviving Corporation, the Agent or any other applicable withholding agent shall be entitled to deduct and withhold, or cause to be deducted and withheld, from the consideration or any amounts otherwise payable pursuant to this Agreement such amounts as are required to be deducted and withheld with respect to the making of such payment under the Code or under any provision of state, local or non-U.S. Tax Law. To the extent that amounts are so deducted and withheld and timely paid over to the appropriate Governmental Authority, such deducted and withheld amounts will be treated for all purposes of this Agreement as having been paid to the applicable recipient.

(i) No Appraisal Rights. In accordance with Section 262 of the DGCL, no appraisal rights shall be available to holders of Merger Partner Common Stock in connection with the Merger.

SECTION 3.3. Fractional Shares.

(a) No fractional SpinCo Shares shall be issued in connection with the Merger, and no certificates or scrip or book-entry credit of the same for any such fractional shares shall be issued. Any holder of Merger Partner

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

Common Stock who would otherwise be entitled to fractional SpinCo Shares shall, in lieu of such fraction of a share, be entitled to receive, from the Agent in accordance with the provisions of this Section 3.3, a cash payment representing such holder’s proportionate interest, if any, in the proceeds from the sale by the Agent (reduced by any fees of the Agent attributable to such sale) in one or more transactions of SpinCo Shares equal to the excess of (i) the aggregate number of SpinCo Shares to be delivered to the Agent by SpinCo pursuant to Section 3.2(a) over (ii) the aggregate number of whole SpinCo Shares to be distributed to the holders of shares of Merger Partner Common Stock pursuant to Section 3.2(b) (such excess, the “Excess Shares”). Parent, SpinCo, Merger Partner and Merger Sub acknowledge that payment of the cash consideration in lieu of issuing fractional SpinCo Shares was not separately bargained-for consideration but merely represents a mechanical rounding off for purposes of avoiding the expense and inconvenience to SpinCo that would otherwise be caused by the issuance of fractional SpinCo Shares. As soon as practicable after the Effective Time and in no case later than ten (10) Business Days after the Effective Time, the Agent, as agent for the holders of Merger Partner Common Stock that would otherwise receive fractional SpinCo Shares, shall sell the Excess Shares at then prevailing prices on the NYSE in the manner provided in the following paragraph.

(b) The sale of the Excess Shares by the Agent, as agent for the holders of Merger Partner Common Stock that would otherwise receive fractional SpinCo Shares, shall be executed on the NYSE and shall be executed in round lots to the extent practicable. Until the proceeds of such sale or sales have been distributed to the holders of Merger Partner Common Stock, the Agent shall hold such proceeds in trust for the holders of Merger Partner Common Stock that would otherwise receive fractional SpinCo Shares (the “Common Shares Trust”). The Agent shall determine the portion of the Common Shares Trust to which each holder of Merger Partner Common Stock shall be entitled, if any, by multiplying the amount of the aggregate proceeds comprising the Common Shares Trust by a fraction, the numerator of which is the amount of the fractional share interest to which such holder of Merger Partner Common Stock would otherwise be entitled and the denominator of which is the aggregate amount of fractional share interests to which all holders of Merger Partner Common Stock would otherwise be entitled.

(c) As soon as practicable after the determination of the amount of cash, if any, to be paid to holders of Merger Partner Common Stock in lieu of any fractional SpinCo Shares, the Agent shall make available such amounts to such holders of shares of Merger Partner Common Stock, without interest, subject to and in accordance with Section 3.2.

SECTION 3.4. Parent Equity Compensation Awards. Each Parent Equity Compensation Award held by a SpinCo Service Provider as of the Effective Time shall be treated as set forth in the Employee Matters Agreement; provided that, at or prior to the Effective Time, to effectuate the treatment of Parent Equity Compensation Awards held by any SpinCo Participants as set forth in the Employee Matters Agreement, Merger Partner shall either (i) establish or adopt an equity compensation plan or (ii) utilize Merger Partner’s existing equity compensation plan.

SECTION 3.5. Merger Partner Equity Awards.

(a) Treatment of Merger Partner Rollover RSUs. At the Effective Time, each restricted stock unit granted under any Merger Partner Stock Plan that vests solely based on continued service that was granted after 2024 (each, a “Merger Partner Rollover RSU”) and is outstanding as of immediately prior to the Effective Time, other than Merger Partner Director RSUs (which are not Merger Partner Rollover RSUs), shall, automatically and without any action on the part of the holder thereof, be converted into an award of restricted stock units corresponding to a number of SpinCo Shares (each, a “Converted RSU Award”) (rounded down to the nearest whole number of shares) equal to (1) the applicable number of shares of Merger Partner Common Stock subject to such Merger Partner Rollover RSU immediately prior to the Effective Time multiplied by (2) the Exchange Ratio. Except as otherwise provided in this Section 3.5(a), each such Converted RSU Award shall continue to have, and shall be subject to, the same terms and conditions as applied to the corresponding Merger Partner Rollover RSU immediately prior to the Effective Time (including the requirement to perform continued services

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

to satisfy applicable time-based vesting conditions (if any) and any “double-trigger” vesting provisions applicable to such Merger Partner Rollover RSUs).

(b) Treatment of Merger Partner Rollover PSUs. At the Effective Time, each restricted stock unit granted under any Merger Partner Stock Plan that has performance-based vesting conditions and that was granted after 2024 (each, a “Merger Partner Rollover PSU”) that is outstanding as of immediately prior to the Effective Time shall, automatically and without any action on the part of the holder thereof, be converted into an award of performance-based restricted stock units that vests based on continued service and achievement of relevant performance metrics, adjusted as described in Section 3.5(b) of the Merger Partner Disclosure Letter (each, a “Converted PSU Award”) corresponding to a target number of SpinCo Shares (rounded down to the nearest whole number of shares) equal to (1) the applicable target number of shares of Merger Partner Common Stock subject to such Merger Partner Rollover PSU immediately prior to the Effective Time, multiplied by (2) the Exchange Ratio. Except as otherwise provided in this Section 3.5(b), each such Converted PSU Award shall continue to have, and shall be subject to, the same terms and conditions (other than performance-based vesting conditions, which shall be modified as set forth on Section 3.5(b) of the Merger Partner Disclosure Letter) as applied to the corresponding Merger Partner Rollover PSU immediately prior to the Effective Time (including the requirement to perform continued services to satisfy applicable time-based vesting conditions and any “double-trigger” vesting provisions applicable to such Merger Partner Rollover PSUs).

(c) Treatment of Merger Partner Single-Trigger RSUs and Merger Partner Single-Trigger PSUs. At the Effective Time, each (1) restricted stock unit granted under any Merger Partner Stock Plan that vests solely based on continued service, other than Merger Partner Director RSUs and that was granted in or prior to 2024 (each, a “Merger Partner Single-Trigger RSU” and together with the Merger Partner Rollover RSUs, the “Merger Partner RSUs”) and (2) restricted stock unit granted under any Merger Partner Stock Plan that has performance-based vesting conditions and that was granted in or prior to 2024 (each, a “Merger Partner Single-Trigger PSU” and together with the Merger Partner Rollover PSUs, the “Merger Partner PSUs”), that is outstanding as of immediately prior to the Effective Time shall, in each case, automatically and without any action on the part of the holder thereof, be fully vested as of immediately prior to the Effective Time, and all rights in respect thereof shall be cancelled and automatically converted into a number of shares of Merger Partner Common Stock equal to the number of shares of Merger Partner Common Stock underlying such Merger Partner Single-Trigger RSU or Merger Partner Single-Trigger PSU, as applicable, with performance (as applicable) measured based on (x) the greater of target or actual performance for any completed portion of the relevant performance period and (y) the greater of target or actual performance as measured as of the Effective Time for any Merger Partner Single-Trigger PSUs with an open performance period, and, in each case, such Merger Partner Common Stock shall be treated as set forth in Section 3.1 of this Agreement.

(d) Treatment of Merger Partner Non-Employee Director RSUs. At the Effective Time, each restricted stock unit held by a current or former non-employee director of the Merger Partner Board granted under any Merger Partner Stock Plan (each, a “Merger Partner Director RSU”) that is outstanding as of immediately prior to the Effective Time shall, automatically and without any action on the part of the holder thereof, be fully vested as of immediately prior to the Effective Time, and all rights in respect thereof shall be cancelled and automatically converted into a number of shares of Merger Partner Common Stock equal to the number of shares of Merger Partner Common Stock underlying such Merger Partner Director RSU award, and such Merger Partner Common Stock shall be treated as set forth in Section 3.1 of this Agreement.

(e) Merger Partner Dividend Equivalent Rights. Any Merger Partner dividend equivalent rights associated with any Merger Partner RSU, Merger Partner PSU or Merger Partner Director RSU shall be treated in the same manner as the award to which such dividend equivalent rights relate in accordance with this Section 3.5, in each case, pursuant to the terms of the relevant Merger Partner Stock Plan immediately prior to the Effective Time, after giving effect to any “change in control” provisions under the applicable award agreement, Merger Partner Stock Plan or other document governing such right or award.

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

(f) Merger Partner Actions. Prior to the Effective Time, Merger Partner and the Merger Partner Board (and the Merger Partner Compensation Committee), as applicable, shall pass resolutions and take such other actions as are necessary or appropriate to effectuate the treatment of the Merger Partner RSUs, Merger Partner PSUs and Merger Partner Director RSUs as contemplated by this Section 3.5.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT RELATING TO PARENT

Except (i) as set forth in the publicly available Parent Reports filed with the SEC on or after the Applicable Date and prior to the date hereof (excluding, in each case, any disclosures (other than statements of historical fact) contained or referenced therein under the captions “Risk Factors,” “Forward-Looking Statements,” “Quantitative and Qualitative Disclosures About Market Risk” and any other disclosures contained or referenced therein of information, factors or risks that are cautionary, predictive or forward-looking in nature); provided, this exception (i) shall apply only to the extent that the relevance of such disclosure to the applicable representation and warranty is readily apparent on its face or (ii) as set forth in the corresponding sections or subsections of the SpinCo Disclosure Letter (it being agreed that, for purposes of the representations and warranties set forth in this Article IV, disclosure of any item in any section or subsection of the SpinCo Disclosure Letter shall be deemed disclosure with respect to any other section or subsection to which the relevance of such item is readily apparent on its face), Parent hereby represents and warrants to Merger Partner as of the date hereof and as of the Closing Date that:

SECTION 4.1. Organization, Good Standing. Parent is a legal entity duly organized, validly existing and, to the extent such concept is applicable, in good standing under the Laws of its jurisdiction of organization.

SECTION 4.2. Corporate Authority. Parent has all requisite corporate power and authority to execute and deliver this Agreement and the Transaction Documents to which it is or will be a party and to consummate the transactions contemplated hereby and thereby, except for such further action of the Parent Board required, if applicable, to establish the Record Date and the Distribution Date, the effectiveness of the declaration of the Distribution by the Parent Board, or a duly authorized committee thereof (which is subject to the satisfaction or, to the extent permitted by applicable Law, waiver of the conditions set forth in the Separation and Distribution Agreement). The execution and delivery by Parent of this Agreement and the Transaction Documents to which it is or will be a party as of the Effective Time and the consummation of the transactions contemplated hereby or thereby have been duly authorized by all necessary and proper corporate action on its part, and no other corporate action on the part of Parent is necessary to authorize this Agreement or the Transaction Documents to which it is or will be a party as of the Effective Time, except for such further action of the Parent Board, or a duly authorized committee thereof, required, if applicable, to establish the Record Date and the Distribution Date, and the effectiveness of the declaration of the Distribution by the Parent Board or a duly authorized committee thereof (which is subject to the satisfaction or, to the extent permitted by applicable Law, waiver of the conditions set forth in the Separation and Distribution Agreement). Each of this Agreement and the Transaction Documents to which Parent is or will be a party as of the Effective Time has been or will be duly and validly executed and delivered by it and (assuming that each of this Agreement and the applicable Transaction Documents to which each of Merger Partner and Merger Sub is or will be a party as of the Effective Time constitutes a legal, valid and binding obligation of each of Merger Partner and Merger Sub (as applicable)) constitutes or will constitute the legal, valid and binding obligation of Parent, enforceable against it in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles (the “Bankruptcy and Equity Exception”).

SECTION 4.3. Governmental Filings; No Violations.

(a) Other than the filings, notices, reports, consents, registrations, approvals, permits, waivers, expirations of waiting periods or authorizations pursuant to, in compliance with or required to be made under, (i) the DGCL,

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

(ii) the Exchange Act and the Securities Act, (iii) the HSR Act, (iv) those set forth in Section 4.3(a)(iv) of the SpinCo Disclosure Letter, (v) the rules and regulations of the NYSE, (vi) applicable provisions of Irish Law to the extent required to effect the Restructuring or the Distribution and (vii) the state securities, takeover and “blue sky” Laws (the filings, notices, reports, consents, registrations, approvals, permits, waivers, expirations of waiting periods and authorizations contemplated by the foregoing clauses (i) through (vii), the “Parent Approvals”), no filings, notices, reports, consents, registrations, approvals, permits, waivers, expirations of waiting periods or authorizations are required to be obtained by Parent from or to be given by Parent to, or to be made by Parent with, any Governmental Authority in connection with the execution, delivery and performance by Parent of this Agreement and the Transaction Documents to which Parent is or will be a party as of the Effective Time and the consummation of the Merger and the other transactions contemplated by this Agreement and the Transaction Documents, except those the failure to make, give or obtain would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

(b) Other than the filings, notices, reports, consents, registrations, approvals, permits, waivers, expirations of waiting periods or authorizations set forth in Section 4.3(b) of the SpinCo Disclosure Letter (the filings, notices, reports, consents, registrations, approvals, permits, waivers, expirations of waiting periods and authorizations set forth therein, the “Parent Third-Party Consents”), no filings, notices, reports, consents, registrations, approvals, permits, waivers, expirations of waiting periods or authorizations that are related to or used in connection with the businesses or any of the operations of the SpinCo Business, as currently operated, are required to be obtained by Parent from, or to be given by Parent to, or to be made by Parent with, any Person that is not a Governmental Authority in connection with the execution, delivery and performance by Parent of this Agreement and the Transaction Documents to which it is or will be a party as of Effective Time and the consummation of the Merger and the other transactions contemplated by this Agreement and the Transaction Documents, or in connection with the continuing operation of the SpinCo Business after the Effective Time, except those the failure to make, give or obtain would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

(c) The execution, delivery and performance by Parent of this Agreement and the Transaction Documents to which it is or will be a party as of the Effective Time do not, and the consummation of the Merger and the other transactions contemplated by this Agreement and the Transaction Documents will not, constitute or result in (i) a breach or violation of, or a default under, the Organizational Documents of Parent, (ii) with or without notice, lapse of time or both, a breach or violation of, a termination (or right of termination) of or a default under, the loss of any benefit under, the creation or acceleration of any obligations under or the creation of a Lien on any of the properties, rights or assets of the SpinCo Business pursuant to any Contract binding upon Parent or, assuming (solely with respect to performance of this Agreement and the Transaction Documents and consummation of the Merger and the other transactions contemplated by this Agreement and the Transaction Documents) compliance with the matters referred to in Section 4.3(a) and receipt of all Parent Third-Party Consents, under any applicable Law to which Parent is subject or (iii) any change in the rights or obligations of any party under any Contract legally binding upon Parent, except, in the case of clause (ii) or (iii) directly above, for any such breach, violation, termination, default, creation, acceleration or change that would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

SECTION 4.4. Litigation. There are no Actions pending or, to Parent’s Knowledge, threatened against Parent or any of its Subsidiaries that seek to enjoin, or would reasonably be expected to have the effect of preventing, making illegal, or otherwise interfering with, any of the transactions contemplated by this Agreement and the Transaction Documents, except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

SECTION 4.5. Brokers and Finders. Other than Morgan Stanley & Co. LLC (“Morgan Stanley”) (the Expenses of which will be paid by Parent), no agent, broker, finder, investment banker, financial advisor or other similar Person is entitled to any brokerage fee, finders’ fee or other similar fee or commission for which Merger Partner, Merger Sub, the Surviving Corporation or any SpinCo Entity would be liable in connection with this Agreement or the Transaction Documents or the transactions contemplated hereby or thereby.

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

SECTION 4.6. No Other Merger Partner Representation or Warranties. Parent acknowledges and agrees that, except for the representations and warranties of Merger Partner expressly set forth in this Agreement or any Transaction Document, neither Merger Partner nor any of its Subsidiaries nor any other Person acting on behalf of Merger Partner or any of its Subsidiaries makes any representation or warranty, express or implied and Parent is not relying on any representation or warranty, express or implied, other than the representations and warranties expressly set forth in Article VI. Without limiting the generality of the foregoing, Parent acknowledges that no representations or warranties are made with respect to any projections, forecasts, estimates or budgets with respect to Merger Partner and the Merger Partner Subsidiaries that may have been made available to Parent, SpinCo or any of their Representatives by Merger Partner or its Representatives.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PARENT RELATING TO SPINCO

Except (i) as set forth in the publicly available Parent Reports filed with the SEC on or after the Applicable Date and prior to the date hereof (excluding, in each case, any disclosures (other than statements of historical fact) contained or referenced therein under the captions “Risk Factors,” “Forward-Looking Statements,” “Quantitative and Qualitative Disclosures About Market Risk” and any other disclosures contained or referenced therein of information, factors or risks that are cautionary, predictive or forward-looking in nature); provided, this exception (i) shall apply only to the extent that the relevance of such disclosure to the applicable representation and warranty is readily apparent on its face, or (ii) as set forth in the corresponding sections or subsections of the SpinCo Disclosure Letter (it being agreed that, for purposes of the representations and warranties set forth in this Article V, disclosure of any item in any section or subsection of the SpinCo Disclosure Letter shall be deemed disclosure with respect to any other section or subsection to which the relevance of such item is readily apparent on its face), Parent hereby represents and warrants to Merger Partner as of the date hereof and as of the Closing Date that:

SECTION 5.1. Organization; Good Standing and Qualification.

(a) Each of SpinCo and Merger Sub is a legal entity duly organized, validly existing and, to the extent such concept is applicable, in good standing under the Laws of its jurisdiction of organization.

(b) Each SpinCo Subsidiary is a legal entity duly organized, validly existing and, to the extent such concept is applicable, in good standing under the Laws of its respective jurisdiction of organization and each SpinCo Entity (including Merger Sub) has all requisite corporate or similar power and authority to own, lease and operate the properties, rights and assets that will be contributed to such SpinCo Entity pursuant to the Separation and Distribution Agreement and to carry on its business as presently conducted (or, as of the Effective Time, as will be conducted) and is duly licensed and qualified to do business and, to the extent such concept is applicable, is in good standing as a foreign corporation or other legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties that will be contributed to such SpinCo Entity pursuant to the Separation and Distribution Agreement or conduct of its business requires such licensing or qualification, except where the failure to be so organized, licensed or qualified or, to the extent such concept is applicable, in good standing, or to have such power or authority, individually or in the aggregate, have not resulted, and would not reasonably be expected to result, in a material adverse effect on or prevent, materially delay or materially impair the ability of Parent and the SpinCo Entities to perform their respective obligations hereunder or under the Transaction Documents or to consummate the transactions contemplated hereby or thereby. Parent has made available to Merger Partner prior to the date hereof (or, in case of each SpinCo Entity other than SpinCo and Merger Sub, will make available to Merger Partner prior to the Closing) complete and correct copies of the Organizational Documents, each as amended, restated or amended and restated to the date hereof or, in the case of a SpinCo Entity other than SpinCo and Merger Sub, to the Closing Date of SpinCo and each SpinCo Entity, and each as so delivered, is (or, with respect to SpinCo Entities other than SpinCo and Merger Sub, will prior to the Closing be) in full force and effect.

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

(c) Section 5.1(c) of the SpinCo Disclosure Letter contains a complete and correct list of each SpinCo Entity existing as of the date hereof, including the equity of such SpinCo Entity and the jurisdiction where each SpinCo Entity is organized. Parent has made available to Merger Partner true and complete copies of the Organizational Documents of SpinCo and Merger Sub as in effect on the date hereof.

SECTION 5.2. Capital Structure.

(a) As of the date hereof, the authorized capital stock of SpinCo consists of 1,000 SpinCo Shares and the issued and outstanding capital stock of SpinCo consists of 1,000 SpinCo Shares, all of which are owned, and will be owned immediately prior to the Distribution, by Parent or an Affiliate of Parent. Except for the SpinCo Shares, there are no shares of common stock, preferred stock or other equity interests of SpinCo issued or outstanding. As of immediately following the Distribution and prior to the Effective Time of the Merger, there shall be no shares of common stock, preferred stock or other equity interests in SpinCo issued or outstanding except the SpinCo Shares issued in connection with the Distribution pursuant to and in accordance with the Separation and Distribution Agreement, following which, the holders of Parent Shares (as of the record date for the Distribution) will own 100% of the SpinCo Shares. All of the outstanding SpinCo Shares have been, and all of the SpinCo Shares that may be issued prior to the Effective Time as contemplated by this Agreement and the Separation and Distribution Agreement and all shares issued pursuant to the SpinCo Share Issuance will be when issued, duly authorized, validly issued, fully paid and nonassessable and not issued in violation of any preemptive right or other similar right. No bonds, debentures, notes or other indebtedness of any SpinCo Entity having the right to vote (or convertible or exchangeable into or exercisable for securities having the right to vote) on any matters on which holders of shares of capital stock of SpinCo (including SpinCo Shares) may vote are, or as of the Effective Time will be, issued or outstanding. As of the date hereof, SpinCo has no SpinCo Shares reserved for issuance. Section 5.2(a) of the SpinCo Disclosure Letter contains a complete and correct list of all outstanding Parent Equity Compensation Awards held by a SpinCo Service Provider (identified as a SpinCo Service Provider as of the date hereof) under the Parent LTIPs as of June 9, 2026, including the number of Parent Shares subject to each Parent Equity Compensation Award (at target and maximum performance) and the date of grant, vesting schedule (including whether the vesting will be accelerated by the execution of this Agreement or consummation of the Merger or by termination of employment following consummation of the Merger) and, where applicable, exercise price with respect to each Parent Equity Compensation Award. Immediately prior to the Effective Time, there will be outstanding a number of SpinCo Shares determined in accordance with Section 7.14 (which, for the avoidance of doubt, immediately prior to the Effective Time, shall not include SpinCo Shares to be received in exchange for Merger Partner Common Stock in connection with the Merger). No shares of Parent Common Stock are held by any Subsidiary of Parent.

(b) Except as set forth in Section 5.2(b) of the SpinCo Disclosure Letter, all of the outstanding shares of capital stock or other equity securities of each of SpinCo’s Subsidiaries is (or as of the Closing, will be) duly authorized, validly issued, fully paid and nonassessable and owned by SpinCo or a SpinCo Subsidiary, free and clear of any Lien other than those arising under its Organizational Documents or applicable securities Laws.

(c) There are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, performance units, phantom stock rights, profit participation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights, obligations or contracts of any kind that obligate any SpinCo Entity to issue or sell any shares of its capital stock or other securities or any securities or obligations convertible into or exchangeable or exercisable for, or giving any Person a right to subscribe for or acquire, any securities of such SpinCo Entity, and no securities or obligations evidencing such rights are authorized, issued or outstanding. There are no voting trusts, proxies or other agreements or understandings with respect to the voting of the shares of capital stock of SpinCo.

(d) Except as set forth in Section 5.2(d) of the SpinCo Disclosure Letter, each SpinCo Subsidiary will, as of the Distribution, be wholly owned, directly or indirectly, by SpinCo.

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

(e) The authorized capital stock of Merger Sub consists of 10,000 shares of common stock, at no par value per share, 10,000 of which are validly issued and outstanding. All of the issued and outstanding capital stock of Merger Sub is, and at the Effective Time will be, owned by SpinCo. Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement, has engaged in no other business activities and has conducted its operations only as contemplated by this Agreement. Section 5.2(e) of the SpinCo Disclosure Letter sets forth (i) each of the SpinCo Entities and the ownership interest of Parent or its Subsidiaries in each such Subsidiary, as well as the ownership interest of any other Person or Persons in each such Subsidiary, and (ii) each SpinCo Entities’ capital stock, equity interest or other direct or indirect ownership interest in any other Person.

SECTION 5.3. Corporate Authority; Approval.

(a) Each of SpinCo and Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement and the Transaction Documents to which it is or will be a party as of the Effective Time and to consummate the transactions contemplated hereby and thereby, subject, in the case of the Merger, to (i) the adoption of this Agreement by SpinCo, as sole stockholder of Merger Sub, which will occur within twenty-four (24) hours after execution of this Agreement (the “Merger Sub Approval”) and (ii) (x) the approval of the SpinCo Share Issuance by Parent, as sole stockholder of SpinCo, and (y) the adoption of this Agreement by Parent, as sole stockholder of SpinCo, for which this clause (ii) will occur within twenty-four (24) hours after execution of this Agreement (the “SpinCo Shareholder Approval”), and except for such further action of the Parent Board, or a duly authorized committee thereof, required, if applicable, to establish the Record Date and the Distribution Date, and the effectiveness of the declaration of the Distribution by the Parent Board, or a duly authorized committee thereof (which is subject to the satisfaction or, to the extent permitted by applicable Law, waiver of the conditions set forth in the Separation and Distribution Agreement). The execution and delivery by SpinCo and the holders of SpinCo Shares of this Agreement and the Transaction Documents to which they are or will be a party as of the Effective Time and the consummation by SpinCo and Merger Sub of the transactions contemplated hereby and thereby have been, or will be as of the Effective Time, duly and validly authorized and approved by all necessary and proper corporate action on their part. Except for the Merger Sub Approval and the SpinCo Shareholder Approval, no other corporate action on the part of SpinCo, any other SpinCo Entity or any member of the Parent Group is necessary to authorize this Agreement or the Transaction Documents to which SpinCo or Merger Sub is or will be a party at the Effective Time or to consummate the transactions contemplated hereby or thereby. Each of this Agreement and the Transaction Documents to which SpinCo or Merger Sub is or will be a party as of the Effective Time has been or will be duly and validly executed and delivered by SpinCo and (assuming that each of this Agreement and the applicable Transaction Documents to which it is or will be a party as of the Effective Time constitutes a legal, valid and binding obligation of Merger Partner) constitutes or will constitute a legal, valid and binding obligation of SpinCo and Merger Sub, enforceable against SpinCo in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(b) The SpinCo Board has unanimously (A) approved and declared advisable this Agreement, the Transaction Documents and the Merger and the other transactions contemplated by this Agreement and the Transaction Documents, upon the terms and conditions set forth in this Agreement and the Transaction Documents, (B) determined that this Agreement, the Transaction Documents and the Merger and the other transactions contemplated by this Agreement and the Transaction Documents, are fair to, and in the best interests of, SpinCo and the holders of SpinCo Shares and (C) resolved to recommend that the holders of SpinCo Shares approve the SpinCo Share Issuance. The board of directors of Merger Sub (x) has determined that the Merger and this Agreement are advisable and has approved this Agreement and the transactions contemplated hereby, including the Merger, and (y) has resolved to recommend the adoption of this Agreement by the sole stockholder of Merger Sub.

(c) No later than twenty-four (24) hours after the execution of this Agreement, (i) the sole stockholder of Merger Sub will deliver the Merger Sub Approval and (ii) the sole stockholder of SpinCo will deliver the SpinCo Shareholder Approval. Upon obtaining the SpinCo Shareholder Approval, the approval of SpinCo’s stockholders

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

after the Distribution Date will not be required to effect the transactions contemplated by this Agreement, including the Merger, unless this Agreement is amended on or after the Distribution Date and such stockholder approval of such amendment is required under applicable Law.

(d) Each of the Parent Board, or a duly authorized committee thereof, and the SpinCo Board, at meetings duly called, has unanimously approved and declared advisable this Agreement, the Separation and Distribution Agreement and the other Transaction Documents and the Merger and the other transactions contemplated by this Agreement and the Transaction Documents, upon the terms and conditions set forth in this Agreement and such Transaction Documents. As of the date hereof, the sole stockholder of SpinCo is a Subsidiary of Parent.

SECTION 5.4. Governmental Filings; No Violations; Certain Contracts.

(a) Other than the filings, notices, reports, consents, registrations, approvals, permits, waivers, expirations of waiting periods or authorizations pursuant to the Parent Approvals, no filings, notices, reports, consents, registrations, approvals, permits, waivers, expirations of waiting periods or authorizations are required to be obtained by SpinCo or Merger Sub from, or to be given by SpinCo or Merger Sub to, or be made by SpinCo or Merger Sub with, any Governmental Authority, in connection with the execution, delivery and performance by SpinCo and Merger Sub of this Agreement and the Transaction Documents to which SpinCo will be a party to as of the Effective Time and the consummation of the Merger and the other transactions contemplated hereby and thereby, or in connection with the continuing operation of the business of the SpinCo Entities after the Effective Time, except those the failure to make, give or obtain would not, individually or in the aggregate, reasonably be expected to result in a SpinCo Material Adverse Effect or prevent, materially delay or materially impair the ability of Parent and the SpinCo Entities to perform their respective obligations hereunder or under the Transaction Documents or to consummate the transactions contemplated hereby or thereby, taken as a whole.

(b) Except for the Merger Sub Approval and the SpinCo Shareholder Approval and other than the filings, notices, reports, consents, registrations, approvals, permits, waivers, expirations of waiting periods or authorizations set forth in Section 5.4(b) of the SpinCo Disclosure Letter (the filings, notices, reports, consents, registrations, approvals, permits, waivers, expirations of waiting periods and authorizations set forth therein, the “SpinCo Third-Party Consents”), no filings, notices, reports, consents, registrations, approvals, permits, waivers, expirations of waiting periods or authorizations that are related to or used in connection with the businesses included in, or any of the operations of, the SpinCo Business, as currently conducted, are required to be obtained by any SpinCo Entity from, or to be given by any SpinCo Entity to, or to be made by any SpinCo Entity with, any Person that is not a Governmental Authority in connection with the execution, delivery and performance by SpinCo of this Agreement and the Transaction Documents to which it is or will be a party as of the Effective Time and the consummation of the Merger and the other transactions contemplated by this Agreement and the Transaction Documents, or in connection with the continuing operation of the business of the SpinCo Entities after the Effective Time, except those failure to make, give or obtain would not, individually or in the aggregate, reasonably be expected to result in a SpinCo Material Adverse Effect or prevent, materially delay or materially impair the ability of Parent and the SpinCo Entities to perform their respective obligations hereunder or under the Transaction Documents or to consummate the transactions contemplated hereby or thereby, taken as a whole.

(c) The execution, delivery and performance by SpinCo and Merger Sub of this Agreement and the Transaction Documents to which it is or will be a party as of the Effective Time do not, and the consummation of the Merger and the other transactions contemplated by this Agreement and the Transaction Documents will not, constitute or result in (i) a breach or violation of, or a default under, the Organizational Documents of any SpinCo Entity, (ii) with or without notice, lapse of time or both, a breach or violation of, require a consent under or constitute a default under, the loss of any benefit under, or give rise to any right of termination, amendment, cancellation, payment obligation, acceleration of any obligations under, or the creation of a Lien on any of the properties, rights or assets of any SpinCo Entity pursuant to any Contract binding upon any SpinCo Entity or, assuming (solely with respect to performance of this Agreement and the Transaction Documents and consummation of the Merger and the other transactions contemplated by this Agreement and the Transaction

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

Documents) compliance with the matters referred to in Section 5.4(a) and receipt of all SpinCo Third-Party Consents, under any applicable Law to which a SpinCo Entity is subject, (iii) any change in the rights or obligations of any party under any Contract legally binding upon any SpinCo Entity, or (iv) result in the creation or imposition of any Lien (other than Permitted Liens) upon any of the SpinCo Assets; except, in the case of clauses (ii), (iii) or (iv) directly above, for any such breach, violation, termination, default, creation, acceleration or change that would not, individually or in the aggregate, reasonably be expected to result in a SpinCo Material Adverse Effect or prevent, materially delay or materially impair the ability of Parent and the SpinCo Entities to perform their respective obligations hereunder or under the Transaction Documents or to consummate the transactions contemplated hereby or thereby, taken as a whole.

SECTION 5.5. SpinCo Reports; Financial Statements.

(a) Set forth on Section 5.5(a) of the SpinCo Disclosure Letter are copies of the unaudited combined carveout statement of net assets (i.e., balance sheets) of the SpinCo Business as of December 31, 2024 and December 31, 2025, and the related draft unaudited combined management’s carveout statement of income of the SpinCo Business for the fiscal years ended December 31, 2024 and December 31, 2025 (collectively, the “SpinCo Financial Statements”). The SpinCo Financial Statements were derived from the books and records of the Parent Entities and were prepared in accordance with GAAP, consistently applied, subject to normal year-end adjustments and the absence of footnotes as at the dates and for the periods presented, and, except as set forth on Section 5.5(a) of the SpinCo Disclosure Letter, present fairly in all material respects the financial position and pre-tax results of operations of the SpinCo Business as at the dates and for the periods presented. The SpinCo Financial Statements are presented on a carve-out basis and do not necessarily reflect the conditions or results that would have existed or that would have been achieved if operating as a standalone entity.

(b) Set forth on Section 5.5(b) of the SpinCo Disclosure Letter are copies of the unaudited unconsolidated management statement of net assets (i.e., balance sheets) as of March 31, 2026, and the related unaudited unconsolidated management statement of income for the period ended of the Parent Entities’ Mobility Segment (“SpinCo Initial Interim Financial Statements”). The SpinCo Initial Interim Financial Statements were derived from the books and records of the Parent Entities and were prepared in accordance with GAAP, consistently applied, subject to normal year-end adjustments, the absence of footnotes as at the dates and for the periods presented, and, except as set forth on Section 5.5(b) of the SpinCo Disclosure Letter, present fairly in all material respects the financial position and, results of operations of the Mobility Segment operating profit and identifiable net assets as at the dates and for the periods presented. The SpinCo Initial Interim Financial Statements are presented on an unconsolidated basis and do not reflect the conditions or results that would have existed or that would have been achieved if operating as a standalone entity.

(c) When delivered pursuant to Section 7.16, the SpinCo Audited Financial Statements and the SpinCo Interim Financial Statements, as applicable, shall have been prepared on a carve-out basis, in accordance with GAAP, consistently applied, and shall present fairly in all material respects the financial position, results of operations and cash flows of the SpinCo Business as at the dates and for the periods presented (subject to year-end adjustments, in the case of the SpinCo Interim Financial Statements) and have been prepared in conformity in all material respects to the rules and regulations of the SEC applicable to the annual and quarterly, as applicable, financial statements of the SpinCo Business required to be included in the SpinCo Registration Statements, the Proxy Statement and, if applicable, the Schedule TO. The SpinCo Audited Financial Statements and the SpinCo Interim Financial Statements, as applicable, once prepared, shall be presented on a carve-out basis and do not necessarily reflect the conditions or results that would have existed or that would have been achieved if operating as a standalone entity.

(d) As of the date hereof, no SpinCo Entity is required to file any form, report, registration statement, prospectus or other document with the SEC.

(e) Parent has established and maintains a system of internal controls and procedures that complies in all material respects with applicable Law (including, without limitation, disclosure controls and procedures required

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

by Rule 13a-15 or 15d-15 under the Exchange Act with respect to the SpinCo Business). Such internal controls and procedures are effective to ensure that all information required to be disclosed by Parent, including with respect to the SpinCo Business, is reported on a timely basis to the individuals responsible for the preparation of Parent’s filings with the SEC and other public disclosure documents. Parent’s management has completed an assessment of the effectiveness of Parent’s internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) for the fiscal year ended December 31, 2025, and such assessment concluded that such internal control system was effective. Parent’s independent registered public accountant has issued (and not subsequently withdrawn or qualified) an attestation report concluding that Parent maintained effective internal control over financial reporting as of December 31, 2025. Parent’s internal control over financial reporting (as defined in Rule 13a-15 or 15d-15, as applicable, under the Exchange Act) is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and includes policies and procedures that (i) pertain to the maintenance of records that are in reasonable detail and accurately and fairly reflect the transactions and dispositions of the assets of Parent, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of Parent are being made only in accordance with authorizations of management and directors of Parent and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Parent’s assets that could have a material effect on its financial statements.

(f) There are no, and since the Applicable Date there have been no, (i) significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect Parent’s ability to record, process, summarize and report financial information with respect to the SpinCo Business or (ii) fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal control over financial reporting with respect to the SpinCo Business.

(g) No member of the SpinCo Group is a party to, or has any commitment to become a party to, any off-balance sheet joint venture, off-balance sheet partnership or any other “off-balance sheet arrangements” (as defined in Item 303(b) of Regulation S-K promulgated by the SEC) that is material to the SpinCo Group, taken as a whole. No member of the SpinCo Group has incurred any indebtedness, or issued or sold any debt securities or rights to acquire any debt security of any other member of the SpinCo Group, the terms of which require the public listing of such indebtedness, debt securities or rights or the maintenance by such member of the SpinCo Group of registration under the Exchange Act.

SECTION 5.6. Absence of Certain Changes.

(a) Except as expressly contemplated by this Agreement and the Transaction Documents, since December 31, 2025, the Parent Entities have (i) conducted the SpinCo Business only in, and have not engaged in any material transaction other than in accordance with, the ordinary course of such businesses consistent with past practice and (ii) not taken any action that would require the consent of Merger Partner after the date hereof pursuant to clauses Section 7.2(a)(ii), Section 7.2(a)(iv), Section 7.2(a)(v), Section 7.2(a)(vii), Section 7.2(a)(viii), Section 7.2(a)(ix), Section 7.2(a)(xii) and Section 7.2(a)(xx).

(b) Since December 31, 2025, there has not been any change, event, occurrence, state of facts, condition, circumstance or effect that, individually or in the aggregate with such other changes, events, occurrences, state of facts, conditions, circumstances or effects, has resulted in or would reasonably be expected to result in a SpinCo Material Adverse Effect.

SECTION 5.7. Litigation and Liabilities.

(a) There are no, and since the Applicable Date there has been no, Actions pending or, to Parent’s or SpinCo’s Knowledge, threatened against Parent or its Subsidiaries (including any SpinCo Entity) relating to the

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

SpinCo Business, except for those that would not, individually or in the aggregate, reasonably be expected to result in a SpinCo Material Adverse Effect or prevent, materially delay or materially impair the ability of Parent and the SpinCo Entities to perform their respective obligations hereunder or under the Transaction Documents or to consummate the transactions contemplated hereby or thereby, taken as a whole. No SpinCo Entity is a party to or subject to the provisions of any Governmental Order that restricts in any material respect the manner in which the SpinCo Entities conduct the SpinCo Business, that otherwise is material to the SpinCo Business or that would, individually or in the aggregate, reasonably be expected to result in a SpinCo Material Adverse Effect or prevent, materially delay or materially impair the ability of Parent and the SpinCo Entities to perform their respective obligations hereunder or under the Transaction Documents or to consummate the transactions contemplated hereby or thereby, taken as a whole.

(b) Except (i) as reflected or reserved for in the SpinCo Business Balance Sheet (as defined in the Separation and Distribution Agreement) (including the related notes and schedules thereto) prior to the date hereof, (ii) for obligations or liabilities incurred in the ordinary course of business consistent with Parent’s past practice since the date of such consolidated balance sheet (other than liabilities for breaches of contract, breach of warranty, tort or violation of applicable Law or Action), (iii) liabilities and obligations arising out of or in connection with this Agreement, the other Transaction Documents and the transactions contemplated hereby and thereby, (iv) Liabilities that would be Parent Liabilities pursuant to the Separation and Distribution Agreement or (v) liabilities and obligations that would not, individually or in the aggregate, reasonably be expected to result in a SpinCo Material Adverse Effect, no SpinCo Entity has any liabilities or obligations of any nature (whether accrued, absolute, matured, unmatured, contingent or otherwise) required by GAAP to be set forth on a consolidated balance sheet of Parent or SpinCo.

SECTION 5.8. Compliance with Laws; Licenses; Anti-Corruption Laws; Import and Export Laws.

(a) Since the Applicable Date the SpinCo Business has not been, and the SpinCo Business is not being, conducted in violation of any Laws or Permits, in each case, except for violations that, individually or in the aggregate, have not resulted and would not reasonably be expected to result in a SpinCo Material Adverse Effect or prevent, materially delay or materially impair the ability of Parent and the SpinCo Entities to perform their respective obligations hereunder or under the Transaction Documents or to consummate the transactions contemplated hereby or thereby, taken as a whole.

(b) Each SpinCo Entity and with respect to the SpinCo Business, each Parent Entity has obtained and is in compliance with all Permits necessary to conduct the SpinCo Business as presently conducted (the “SpinCo Licenses”), except those the absence of which, individually or in the aggregate, have not resulted and would not reasonably be expected to result in a SpinCo Material Adverse Effect. The operation of the SpinCo Business as presently conducted is not, and has not been since the Applicable Date, in violation of, nor is any SpinCo Entity or any Parent Entity in default or violation under, any SpinCo License, and, to Parent’s or SpinCo’s Knowledge, no event has occurred which, with notice or the lapse of time or both, would constitute a default or violation of any material term, condition or provision of any SpinCo License, except where such default or violation of such SpinCo License, individually or in the aggregate, has not resulted and would not reasonably be expected to result in a SpinCo Material Adverse Effect. There are no Actions pending or, to Parent’s or SpinCo’s Knowledge, threatened, that seek the revocation, cancellation or adverse modification of any SpinCo License, except where such revocation, cancellation or adverse modification would not, individually or in the aggregate, reasonably be expected to result in a SpinCo Material Adverse Effect. Since the Applicable Date, neither Parent nor any of its Subsidiaries has received any notice or communication of any noncompliance or alleged noncompliance with any SpinCo Licenses, except as would not, individually or in the aggregate, reasonably be expected to result in a SpinCo Material Adverse Effect.

(c) Since the Applicable Date, (i) no SpinCo Entity, or, to Parent’s or SpinCo’s Knowledge, any Person associated with or acting on behalf of the SpinCo Business (including a Parent Entity), including any officer, director, employee, agent and Affiliate thereof has granted, paid, offered or promised to grant, pay, or authorized

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

or ratified the granting of payment, directly or indirectly, of any rebates, monies or anything of value to any Government Official or any political party or candidate for political office, or to any other Person under circumstances where any SpinCo Entity, or any Person associated with or acting on behalf of any SpinCo Entity or the SpinCo Business, including any officer, director, employee, agent and Affiliate thereof, knew or had reason to know that all or a portion of such rebates, monies or things of value would be offered, promised, or given, directly or indirectly, to any Government Official, for the purpose of (A) influencing any act or decision of such Government Official in his or her official capacity; (B) inducing such Government Official to do, or omit to do, any act in relation to his or her lawful duty; (C) securing any improper advantage or (D) inducing such Government Official to influence or affect any act or decision of any Governmental Authority, in each case, in order to assist any SpinCo Entity or any Person associated with or acting on behalf of any SpinCo Entity or the SpinCo Business, including any officer, director, employee, agent and Affiliate thereof, in obtaining or retaining business for or with, or directing business to, any Person or to secure any other improper benefit or advantage, (ii) each SpinCo Entity and, to Parent’s or SpinCo’s Knowledge, each Person associated with or acting on behalf of a SpinCo Entity or the SpinCo Business, including any officer, director, employee, agent and Affiliate thereof, have complied with the Anti-Corruption Laws and (iii) the SpinCo Entities (A) have instituted policies and procedures reasonably designed to ensure compliance with the Anti-Corruption Laws in all material respects, (B) have maintained such policies and procedures in full force and effect, (C) have not been subject to any pending Action or, to Parent’s or SpinCo’s Knowledge, threatened with any Action that alleges any material violation of any of the Anti-Corruption Laws, (D) have not received from any Governmental Authority or any other Person any notice, inquiry or internal or external allegation, (E) have not made a voluntary or involuntary disclosure to a Governmental Authority and (F) have not conducted any internal investigation or audit, in each case of clauses (D) through (F), concerning any actual or potential violation or wrongdoing in respect of any of the Anti-Corruption Laws.

(d) Since the Applicable Date, the SpinCo Entities and, with respect to the SpinCo Business, the Parent Entities, and, to Parent’s or SpinCo’s Knowledge, any Person associated with or acting on behalf of the SpinCo Business (including a Parent Entity), including any officer, director, employee, agent and Affiliate thereof have at all times conducted their export and import and related transactions in material compliance with all applicable Import and Export Laws or U.S. anti-boycott Laws.

(e) Since the Applicable Date, neither any SpinCo Entity nor with respect to the SpinCo Business, any Parent Entity, nor, to Parent’s or SpinCo’s Knowledge, any Person associated with or acting on behalf of the SpinCo Business (including a Parent Entity), including any officer, director, employee, agent and Affiliate thereof has engaged in, nor is now knowingly engaging in, any unlawful dealings or transactions with (i) any Person that at the time of the dealing or transaction is or was the subject or the target of sanctions administered by United States Department of the Treasury’s Office of Foreign Assets Control (“OFAC”) or (ii) any Person in Cuba, Iran, North Korea, Syria, Venezuela, and the Crimea, the so-called “Donetsk People’s Republic,” and the so-called “Luhansk People’s Republic” regions of Ukraine.

(f) Without limiting the foregoing subsections (d) and (e) directly above, there have been no Actions, there are no pending Actions and, to Parent’s or SpinCo’s Knowledge, there are no threatened Actions, by any Governmental Authority of potential violations with respect to compliance with Import and Export Laws against any SpinCo Entity or, with respect to the SpinCo Business, any Parent Entity.

(g) Neither any SpinCo Entity nor, with respect to the SpinCo Business, any Parent Entity is subject to any corporate integrity agreement, deferred prosecution agreement, monitoring agreement or consent decree with or imposed by any Governmental Authority, and to Parent’s or SpinCo’s Knowledge (i) the imposition of any such agreement or decree is not currently pending, and (ii) neither any SpinCo Entity nor, with respect to the SpinCo Business, any Parent Entity has received written notice that the imposition of any such agreement or decree is currently contemplated or proposed.

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

SECTION 5.9. SpinCo Material Contracts.

(a) Except for this Agreement and the Transaction Documents and except for the Contracts set forth in Section 5.9 of the SpinCo Disclosure Letter, as of the date hereof, neither Parent nor any of its Subsidiaries is a party to or bound by any Contract primarily related to the SpinCo Business (or, in each case, any group of related Contracts with respect to a single transaction or series of related transactions):

(i) for the purchase of products or raw materials or the receipt of services pursuant to Contracts relating to (A) indirect procurement, (B) information technology services or systems, (C) direct materials supply arrangements or (D) logistics, transportation or warehousing services, that, in each such category, constitute one of the twenty (20) largest such Contracts, measured by aggregate spend of the SpinCo Business for the calendar year ended December 31, 2025;

(ii) for the sale of products or services pursuant to Contracts that constitute one of the twenty (20) largest such Contracts of the SpinCo Entities, measured by aggregate revenues received by the SpinCo Business for the calendar year ended December 31, 2025;

(iii) that (A) purports to limit in any respect either the type of business in which the SpinCo Entities may engage or the manner or locations in which any of them may so engage in any business, (B) requires (or grants any right that would, if exercised, require) the disposition of any material assets or material line of business of the SpinCo Entities or the SpinCo Business (taken as a whole), (C) grants “most favored nation” status or contains “exclusivity,” requirements obligations or similar provisions that would purport to apply to the SpinCo Entities or SpinCo Business (or, after the Effective Time, Merger Partner or any of its Subsidiaries), or (D) includes “take or pay” requirements or similar provisions obligating a Person to obtain a minimum quantity of goods or services from another Person, in each case of (A), (C) and (D), that are material to the SpinCo Business;

(iv) relating to the acquisition or disposition of any business, product line, equity interests or a material amount of assets (whether by merger, sale of stock, sale of assets or otherwise) for total consideration (including assumption of debt and any indemnification, earn-out, deferred or contingent payment obligations) in excess of $10,000,000 pursuant to which any potential indemnification, earn-out, deferred or contingent payment obligations remain outstanding (excluding indemnification obligations in respect of representations and warranties for which no claims have been made) or otherwise survive as of the date hereof;

(v) relating to any material partnership, joint venture, profit sharing, joint development, strategic alliance or other similar agreement or arrangement;

(vi) between a SpinCo Entity, on the one hand, and any director or officer of Parent, SpinCo or any Person beneficially owning five percent (5%) or more of the outstanding Parent Shares or any of their respective Affiliates (other than a Parent Entity or a SpinCo Entity), on the other hand, that would bind a SpinCo Entity following the Distribution Time;

(vii) relating to or evidencing indebtedness for borrowed money or the deferred purchase price of property (in either case, whether or not incurred, assumed, guaranteed or secured by any asset), in either case, in excess of $10,000,000;

(viii) that grants any right of first refusal or right of first offer or similar right or that limits or purports to limit the ability of any SpinCo Entity to sell, transfer, pledge or otherwise dispose of any assets material to the SpinCo Business;

(ix) evidencing financial or commodity hedging or similar trading activities, including any interest rate swaps, financial derivatives master agreements or confirmations, or futures account opening agreements or brokerage statements or similar Contract, in each case that require payments in amounts in excess of $5,000,000;

(x) (A) that grants an inbound or outbound license to, right to use, or covenant not to sue with respect to, Intellectual Property, which license, right to use or covenant not to sue would, individually or in the

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

aggregate, reasonably be expected to be material to the SpinCo Business, taken as a whole, in each case, excluding non-exclusive licenses (1) granted to a SpinCo Entity or in respect of the SpinCo Business for commercially available Software or Open Source Software, (2) granted by or to a SpinCo Entity that do not involve the payment or receipt of royalties or other amounts of more than $20,000,000 annually, (3) in nondisclosure agreements that do not contain any licenses of Intellectual Property other than limited rights to use confidential information for the purposes stated therein, (4) in Contracts with customers, employees, consultants, contractors, distributors, contract manufacturers, suppliers or service providers entered in the ordinary course of business, or (5) that are incidental to the primary purpose of the applicable Agreement, or constitute feedback licenses; (B) that provide for the divestiture of any material SpinCo Intellectual Property which divestiture would, individually or in the aggregate, reasonably be expected to be material to the SpinCo Business, taken as a whole; or (C) that restrict the ability of any SpinCo Entity to own, transfer, use, license or disclose any material SpinCo Intellectual Property, in each case, which restriction would, individually or in the aggregate, reasonably be expected to be material to the SpinCo Business, taken as a whole;

(xi) that prohibits the payment of dividends or distributions in respect of the capital stock of any SpinCo Entity, the pledging of the capital stock of any SpinCo Entity or the incurrence of indebtedness for borrowed money or guarantees by any SpinCo Entity; or

(xii) any settlement, conciliation or similar Contract relating to any actual or threatened Action (including any disputes with commercial parties) entered into since the Applicable Date that had a value at the time of such Contract in excess of $10,000,000 or pursuant to which any SpinCo Entity has material ongoing obligations after the Closing.

Each such Contract described in subsections (i) through (xii) of this Section 5.9(a) and each Contract set forth in Section 5.9 of the SpinCo Disclosure Letter (which schedule shall not require the listing of any SpinCo Material Contract that is a purchase order or statement of work) is referred to herein as a “SpinCo Material Contract.”

(b) A complete and correct copy of each SpinCo Material Contract (other than any applicable purchase order or statement of work) has been made available to Merger Partner in an electronic data room prior to the date hereof. Each of the SpinCo Material Contracts is valid and binding on the SpinCo Entity or SpinCo Entities (as applicable) and, to Parent’s and SpinCo’s Knowledge, each other party thereto, is in full force and effect, except for such failures to be valid and binding or to be in full force and effect or enforceable as would not, or would not reasonably be expected to, individually or in the aggregate, result in a SpinCo Material Adverse Effect. There exists no breach or event of default with respect to any SpinCo Material Contracts on the part of any SpinCo Entity or, to Parent’s or SpinCo’s Knowledge, any other party thereto, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a breach or default thereunder by any SpinCo Entity or, to Parent’s or SpinCo’s Knowledge, any other party thereto, except in each case, for such invalidity, failure to be binding, unenforceability, ineffectiveness, breaches or defaults that would not, individually or in the aggregate, reasonably be expected to result in a SpinCo Material Adverse Effect. As of the date hereof, no party to any SpinCo Material Contract has exercised any termination rights with respect thereto (or provided written notice of intent to exercise such termination rights or written notice that such party intends to adversely amend, modify or elect not to renew or perform such SpinCo Material Contract) or has given written notice of any material dispute with respect to any SpinCo Material Contract, except as would not, individually or in the aggregate, reasonably be expected to result in a SpinCo Material Adverse Effect.

(c) As of the date hereof, none of the top twenty (20) vendors or suppliers (by aggregate spend), the top twenty (20) customers (by revenue) or the top twenty (20) distributors (by revenue), in each case, of the SpinCo Business for the calendar year ended December 31, 2025 has (i) expressed in writing to any Parent Entity or SpinCo Entity its intention to cancel or otherwise terminate, or materially reduce or adversely modify, its relationship with the SpinCo Business or (ii) given written notice of any material breach under any Contract with such vendor, supplier, customer or distributor.

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

SECTION 5.10. Property.

(a) Except as would not, individually or in the aggregate, reasonably be expected to result in a SpinCo Material Adverse Effect, (i) SpinCo or one of the SpinCo Subsidiaries, as applicable, has good and marketable indefeasible fee simple (or jurisdictionally comparable) title to the SpinCo Owned Real Property, free and clear of any Lien other than Permitted Liens, (ii) there are no outstanding options or rights of first refusal to purchase the SpinCo Owned Real Property, or any portion of the SpinCo Owned Real Property or interest therein, (iii) no SpinCo Entity has granted to any Person (other than the Parent Entities) the right to use or occupy any SpinCo Owned Real Property, (iv) no SpinCo Entity is in breach or default under any restrictive or other covenant encumbering any SpinCo Owned Real Property, and (v) no event has occurred that with the lapse of time or the giving of notice or both would constitute such a default by any SpinCo Entity under any such restrictive covenants or easements. There are no parties other than the SpinCo Entities in possession of the SpinCo Owned Real Property (other than the Parent Entities). The SpinCo Owned Real Property and all buildings, structures, improvements, and fixtures located thereon have been maintained in accordance with normal industry practice, are in good operating condition and repair, and are suitable for the purposes for which they are currently used, except as would not, individually or in the aggregate, reasonably be expected to result in a SpinCo Material Adverse Effect.

(b) With respect to the SpinCo Leased Real Property, (i) SpinCo or one of the SpinCo Subsidiaries, as applicable, has a valid leasehold or subleasehold interest in the SpinCo Leased Real Property, free and clear of any Lien other than the Permitted Liens, and the agreements for such property are valid, legally binding, enforceable and in full force and effect in accordance with their terms, (ii) no SpinCo Entity, or to the Knowledge of SpinCo, any third party is in breach of or default under such agreement, and no event has occurred which, with notice, lapse of time or both, would constitute a breach or default by any SpinCo Entity, or to the Knowledge of Parent, any third party or permit termination, modification or acceleration by any third party thereunder, (iii) no SpinCo Entity has subleased, assigned, licensed, transferred or conveyed any interest in such leasehold or subleasehold interest, and (iv) there are no Contracts or written concessions granting to any Person other than a SpinCo Entity the right to use or occupy any material SpinCo Leased Real Property, in each case except as would not, individually or in the aggregate, reasonably be expected to result in a SpinCo Material Adverse Effect or prevent, materially delay or materially impair the ability of Parent and the SpinCo Entities to perform their respective obligations hereunder or under the Transaction Documents or to consummate the transactions contemplated hereby or thereby, taken as a whole. The SpinCo Leased Real Property and all buildings, structures, improvements, and fixtures located on the SpinCo Leased Real Property are suitable for the purposes for which they are currently used, except as would not, individually or in the aggregate, reasonably be expected to result in a SpinCo Material Adverse Effect.

(c) Except as would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect, the SpinCo Entities own good and valid title to, or hold a valid leasehold interest in, all of the tangible personal property used by them in the conduct of the SpinCo business, free and clear of all Liens, except for Permitted Liens.

(d) No SpinCo Entity has received any notice of any pending or threatened condemnation of any SpinCo Owned Real Property or any SpinCo Leased Real Property by any Governmental Authority, nor, to Parent’s or SpinCo’s Knowledge, are there any public improvements or re-zoning measures proposed or in progress that would reasonably be expected to result in a SpinCo Material Adverse Effect.

(e) The SpinCo Owned Real Property, the SpinCo Leased Real Property, all buildings, structures, improvements, fixtures and all tangible personal property constituting SpinCo Assets (excluding, for the avoidance of doubt, Intellectual Property) have been maintained in accordance with normal industry practice and are in good operating condition and repair (ordinary wear and tear excepted) and are suitable for the purposes for which they are presently used, except as would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect.

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

SECTION 5.11. Employee Benefits.

(a) Section 5.11(a) of the SpinCo Disclosure Letter sets forth a complete and correct list of each material Benefit Plan and separately identifies each material Benefit Plan that is maintained primarily for the benefit of employees outside of the United States (a “SpinCo Non-U.S. Benefit Plan”).

(b) With respect to each Benefit Plan required to be scheduled on Section 5.11(a) of the SpinCo Disclosure Letter, SpinCo has, prior to the date hereof, made available to Merger Partner (or with respect to a given SpinCo Service Provider designated on or after the date hereof, will make available to Merger Partner as soon as practicable following the date on which such SpinCo Service Provider is designated in the manner contemplated by the Parties’ agreement for identifying SpinCo Service Providers as set forth in the Employee Matters Agreement and in any event no later than thirty (30) Business Days prior to the Closing Date) complete and correct copies of (i) the Benefit Plan document, including any amendments or supplements thereto, and all related trust documents, insurance contracts or other funding vehicles, (ii) a written description of such Benefit Plan if such plan is not set forth in a written document, (iii) the most recently prepared actuarial report and (iv) all material correspondence to or from any Governmental Authority received in the last three years with respect to such Benefit Plan.

(c) Except as would not, individually or in the aggregate, reasonably be expected to result in a SpinCo Material Adverse Effect, (i) each Benefit Plan (including any related trusts), other than SpinCo Non-U.S. Benefit Plans, has been established, operated and administered in compliance with its terms and applicable Laws, including ERISA and the Code, (ii) all contributions or other amounts payable by any SpinCo Entity with respect to each Benefit Plan have been paid or, to the extent required under GAAP, accrued in accordance with GAAP and (iii) there are no pending or, to Parent’s or SpinCo’s Knowledge, threatened claims (other than routine claims for benefits) or Actions by a Governmental Authority by, on behalf of or against any Benefit Plan or any trust related thereto.

(d) With respect to each ERISA Plan, SpinCo has, prior to the date hereof, made available to Merger Partner (or with respect to a given SpinCo Service Provider designated on or after the date hereof, will make available to Merger Partner as soon as practicable following the date on which such SpinCo Service Provider is designated in the manner contemplated by the Parties’ agreement for identifying SpinCo Service Providers as set forth in the Employee Matters Agreement, and in any event no later than thirty (30) Business Days prior to the Closing Date), complete and correct copies of, as applicable, (i) the most recent summary plan description together with any summaries of all material modifications thereto, (ii) the most recent IRS determination or opinion letter and (iii) the two most recent annual reports (Form 5500 or 990 series and all schedules and financial statements attached thereto and any amendments or supplements thereto).

(e) Each ERISA Plan that is intended to be qualified under Section 401(a) of the Code, has been determined by the IRS to be qualified under Section 401(a) of the Code and, to Parent’s or SpinCo’s Knowledge, nothing has occurred that would adversely affect the qualification or tax exemption of any such Benefit Plan. With respect to any ERISA Plan, no SpinCo Entity has engaged in a transaction in connection with which any SpinCo Entity reasonably would be subject to either a material civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a tax imposed by either Section 4975 or 4976 of the Code.

(f) Neither SpinCo nor any Person that is a member of a “controlled group of corporations” (as defined in Section 414(b) of the Code), is under “common control” (as defined in Section 414(c) of the Code), or is a member of the same “affiliated service group” (as defined under Section 414(m) of the Code or the regulations under Section 414(o) of the Code) with SpinCo has maintained, established, participated in or contributed to, or is or has been obligated to contribute to, or has otherwise incurred any material obligation or liability (including any contingent liability) under, (i) a plan that is subject to Section 412 of the Code or Section 302 or title IV of ERISA or (ii) any “multiemployer plans” within the meaning of Section 3(37) of ERISA (a “Multiemployer Plan”), in each case, in the last six years. No Benefit Plan is, and neither SpinCo nor any Person that is a member

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of a “controlled group of corporations” (as defined in Section 414(b) of the Code), is under “common control” (as defined in Section 414(c) of the Code), or is a member of the same “affiliated service group” (as defined under Section 414(m) of the Code or the regulations under Section 414(o) of the Code) with SpinCo has any liability under, a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA) or a “single employer plan” (as defined in Section 4001(a)(15) of ERISA) that is maintained by two or more employers not related under Section 414(b), (c), or (m) of the Code (a “Multiple Employer Plan”).

(g) With respect to any ERISA Plan subject to the minimum funding requirements of Section 412 of the Code or Title IV of ERISA, (i) no such plan is, or is expected to be, in “at-risk” status (within the meaning of Section 303(i)(4)(A) of ERISA or Section 430(i)(4)(A) of the Code), (ii) as of the last day of the most recent plan year ended prior to the date of this Agreement, the actuarially determined present value of all “benefit liabilities” within the meaning of Section 4001(a)(16) of ERISA did not exceed the then-current value of assets of such ERISA Plan or, if such liabilities did exceed such assets, the amount thereof was properly reflected on the financial statements of Parent or the SpinCo Entity, (iii) no unsatisfied liability (other than for premiums to the Pension Benefit Guaranty Corporation and ordinary claims for benefits) under Title IV of ERISA has been, or is expected to be, incurred by SpinCo, (iv) the Pension Benefit Guaranty Corporation has not instituted proceedings to terminate any such ERISA Plan and neither SpinCo nor Parent has received notice from the Pension Benefit Guaranty Corporation of its intent to terminate a plan or appoint a trustee, (v) no application for a waiver of premiums is pending with the Pension Benefit Guaranty Corporation, (vi) except as would not reasonably be expected to be material to the SpinCo Business, taken as a whole, no “reportable event” within the meaning of Section 4043 of ERISA (excluding any such event for which the thirty day notice requirement has been waived under the regulations to Section 4043 of ERISA) has occurred, nor has any event described in Sections 4062, 4063 or 4041 of ERISA occurred and (vii) neither SpinCo nor Parent has engaged in a transaction a principal purpose of which was to evade liability under ERISA as contemplated by Section 4069 of ERISA.

(h) Except as required by applicable Law, no Benefit Plan provides retiree or post-employment medical, disability, life insurance or other welfare benefits to any Person, and no SpinCo Entity has any obligation to provide such benefits.

(i) Each Benefit Plan that is a “nonqualified deferred compensation plan” (within the meaning of Section 409A of the Code) is in documentary compliance with, and has been operated and administered in material compliance with, Section 409A of the Code and the guidance issued by the IRS provided thereunder.

(j) Neither the execution, delivery or performance of this Agreement, stockholder adoption or other approval of this Agreement nor the consummation of the Merger or the other transactions contemplated hereby could, either alone or in combination with another event, (i) entitle any current or former employee, director, officer or independent contractor of any SpinCo Entity to severance pay or any material increase in severance pay, (ii) accelerate the time of payment or vesting or materially increase the amount of compensation due to any such employee, director, officer, or independent contractor or (iii) directly or indirectly require SpinCo to transfer or set aside any assets to fund any payments or benefits under any Benefit Plan.

(k) Neither the execution, delivery or performance of this Agreement, stockholder adoption or other approval of this Agreement nor the consummation of the Merger or the other transactions contemplated by this Agreement or the Transaction Documents could, either alone or in combination with another event, result in the payment of any amount to any current or former employee, director, officer or independent contractor of any SpinCo Entity that could, individually or in combination with any other such payment, constitute an “excess parachute payment” as defined in Section 280G(b)(1) of the Code.

(l) No SpinCo Entity has any obligation to provide, and no Benefit Plan or other agreement provides any current or former employee, director, officer or independent contractor of any SpinCo Entity with the right to, a gross-up, indemnification, reimbursement, make-whole or other payment for any excise or additional Taxes, interest or penalties incurred pursuant to Section 409A or Section 4999 of the Code or due to the failure of any payment to be deductible under Section 280G of the Code.

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

(m) Except as would not, individually or in the aggregate, reasonably be expected to result in a SpinCo Material Adverse Effect, (i) all SpinCo Non-U.S. Benefit Plans comply in all respects with applicable local Law, and all such plans that are intended to be funded or book-reserved are funded or book-reserved, as appropriate, based upon reasonable actuarial assumptions determined by qualified actuaries, and (ii) as of the date hereof, there is no pending or threatened litigation relating to SpinCo Non-U.S. Benefit Plans.

SECTION 5.12. Labor Matters.

(a) Section 5.12(a) of the SpinCo Disclosure Letter sets forth a complete and correct list of any collective bargaining agreement or other agreement with a labor union, works council, employee representative or other labor organization that a Parent Entity or SpinCo Entity is a party to or otherwise bound by in respect of SpinCo Service Providers (collectively, the “SpinCo Labor Agreements”). Except as set forth in Section 5.12(a) of the SpinCo Disclosure Letter, no Parent Entity or SpinCo Entity is party to or bound by any SpinCo Labor Agreement and none are being negotiated, and there are no other labor-related agreements or arrangements that pertain to any SpinCo Service Providers. To Parent’s or SpinCo’s Knowledge, there are no activities or Actions by any individual or group of individuals, including representatives of any labor organizations, trade unions, work councils or labor unions, to organize any SpinCo Service Providers, and there have been no such activities or Actions since the Applicable Date.

(b) There are no labor unions, trade unions, works councils, employee representatives or other labor organizations that represent SpinCo Service Providers. The execution, delivery and performance of this Agreement and the consummation of the Merger and the other transactions contemplated by this Agreement or the Transaction Documents, either alone or in combination with another event, will not (i) entitle any third party (including any labor union, trade union, works council, employee representative or other labor organization or Governmental Authority) to any payments under any of the SpinCo Labor Agreements or (ii) require the consent of, or advance notification to, or advance consultation with, any labor union, trade union, works council or labor organization with respect to SpinCo Service Providers.

(c) There is no, and since the Applicable Date there has been no, material strike, lockout, slowdown, work stoppage, picketing, hand billing, organizing activities, labor arbitration, unfair labor practice charge or other material labor dispute, or Actions or grievance pending or, to Parent’s or SpinCo’s Knowledge, threatened against any Parent Entity involving the SpinCo Business or any SpinCo Entity. Each of the SpinCo Entities and Parent Entities with respect to the SpinCo Service Providers is in compliance in all material respects with the SpinCo Labor Agreements.

(d) No Parent Entity with respect to the SpinCo Business or SpinCo Entity has incurred any material liability or obligation under the Worker Adjustment and Retraining Notification Act and the regulations promulgated thereunder or any similar state or local Law that remains unsatisfied (collectively, the “WARN Act”). No mass layoffs or plant closings are currently contemplated, planned or announced.

(e) Except as would not, individually or in the aggregate, reasonably be expected to result in a SpinCo Material Adverse Effect, the SpinCo Entities and the Parent Entities with respect to the SpinCo Business or SpinCo Entity are, and since the Applicable Date, have been, in material compliance with all applicable Laws, Contracts, policies, plans and programs relating to employment, employment practices, compensation, the classification of employees as exempt/non-exempt, the classification of individuals as employees or independent contractors, immigration (including the completion of Forms I-9 for all U.S. employees and the proper confirmation of employee visas), employee leave, benefits, hours, terms and conditions of employment, and the termination of employment and unemployment insurance, occupational health and safety, employment discrimination, harassment, retaliation, restrictive covenants, pay transparency, disability rights or benefits, equal opportunity, plant closures and layoffs (including the WARN Act), workers’ compensation, labor relations, employee trainings and notices, affirmative action and automated employment decision tools and other artificial intelligence.

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

(f) Each Parent Entity with respect to the SpinCo Business or SpinCo Entity has reasonably investigated all sexual harassment, or other harassment, discrimination, retaliation or policy violation allegations against current or former officers, directors, or SpinCo Employees (i) above the level of Vice President or (ii) that would reasonably be expected to result in material liability or, if known to the public, would bring any Parent Entity with respect to the SpinCo Business or SpinCo Entity into material disrepute, in each case of clauses (i) and (ii), that have been reported to any Parent Entity or SpinCo Entity or of which any Parent Entity or SpinCo Entity was otherwise aware since the Applicable Date. With respect to each such allegation (except those the applicable Parent or SpinCo Entity reasonably deemed to not have merit), the applicable Parent or SpinCo Entity has taken prompt corrective action reasonably calculated to prevent further improper action and does not expect any material liability with respect to any such matters. To Parent’s or SpinCo’s Knowledge, there are no such allegations of harassment, retaliation or discrimination against current or former officers, directors or SpinCo Employees (i) above the level of Vice President or (ii) that could result in material liability or, if known to the public, would bring any Parent Entity with respect to the SpinCo Business or SpinCo Entity into material disrepute.

(g) To Parent’s or SpinCo’s Knowledge, as of the date hereof, no SpinCo Employee with annualized base salary at or above $200,000 intends to terminate his or her employment with any SpinCo Entity prior to the one-year anniversary of the Closing.

(h) To Parent’s or SpinCo’s Knowledge, no current or former employee or independent contractor of any Parent Entity with respect to the SpinCo Business or SpinCo Entity is in violation of any term of any noncompetition agreement or other material restrictive covenant obligation owed to any Parent Entity with respect to the SpinCo Business or SpinCo Entity or owed to any third party with respect to such person’s right to be employed or engaged by any Parent Entity with respect to the SpinCo Business or SpinCo Entity, except as would not be material to the SpinCo Entities, taken as a whole.

(i) Section 5.12(i) of the SpinCo Disclosure Letter sets forth each SpinCo Employee, and for each: (i) employee ID; (ii) job title; (iii) primary work location (by country, state, city); (iv) exempt or non-exempt status (for U.S. employees); (v) active or inactive status; (vi) full-time or part-time status; (vii) last date of hire; (viii) employing entity and (ix) years of service (the “SpinCo Employee List”).

SECTION 5.13. Environmental Matters. Except for such matters that, individually or in the aggregate, would not reasonably be expected to result in a SpinCo Material Adverse Effect or to prevent, materially delay or materially impair the ability of Parent and the SpinCo Entities to perform their respective obligations hereunder or under the Transaction Documents or to consummate the transactions contemplated hereby or thereby, taken as a whole: (A) the SpinCo Entities are and have at all times since the Applicable Date been in compliance with all, and have not violated any, Environmental Laws, which compliance has included obtaining, maintaining and complying with all Permits required pursuant to Environmental Law for the occupation of the SpinCo Owned Real Property or SpinCo Leased Real Property or the operation of the SpinCo Business; (B) no SpinCo Owned Real Property or SpinCo Leased Real Property or any other real property (including soils, groundwater, surface water, buildings or other structures), currently or formerly owned, leased or operated by a SpinCo Entity, contains any Hazardous Substance under conditions or circumstances or in concentrations that would result in Liability to any of the SpinCo Entities; (C) none of the SpinCo Entities is subject to Liability for any Hazardous Substance present at, under or on any third-party property or is otherwise subject to any Liability regarding any manufacture, distribution, storage, treatment, disposal of or arrangement for the disposal of, transport, handling, or release of, contamination by, or exposure of any person to, any Hazardous Substance, including any product containing any Hazardous Substance; (D) no SpinCo Entity has since the Applicable Date received any notice, demand, letter, claim or request for information or is a party to or the subject of any pending or, to Parent’s or SpinCo’s Knowledge, threatened Actions alleging that the SpinCo Business may be in violation of or subject to Liability under any Environmental Law or regarding any Hazardous Substance; and (E) no SpinCo Entity is subject to any Governmental Order or other arrangement with any Governmental Authority, or has assumed any Liability of, or is subject to any indemnity in an agreement with, any third party, in each case relating to currently

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

unresolved or outstanding Liabilities or obligations arising under any Environmental Law or regarding any Hazardous Substance.

SECTION 5.14. Taxes.

(a) Except for such matters that, individually or in the aggregate, would not reasonably be expected to result in a SpinCo Material Adverse Effect:

(i) The SpinCo Entities (A) have duly and timely filed (taking into account any extension of time within which to file) all Tax Returns required to be filed by any of them and all such filed Tax Returns are true, complete and correct, (B) have paid all Taxes, whether or not shown as due on such Tax Returns, and have withheld all Taxes that the SpinCo Entities are obligated to withhold from amounts owing to any employee, former employee, independent contractor, creditor, stockholder or other third party, and (C) have not waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to an assessment or deficiency of Taxes, in each case in writing, which waiver or extension is currently in effect;

(ii) There are no Tax Liens upon any property or assets of any of the SpinCo Entities except Permitted Liens;

(iii) As of the date hereof, (A) no deficiencies for Taxes have been proposed or assessed in writing against or with respect to any of the SpinCo Entities, (B) there are no pending audits, examinations, investigations or other Actions in respect of any Taxes or Tax Returns of any SpinCo Entity and no such audit, examination, investigation or other Action has been threatened in writing, and (C) no claim has been made by a Governmental Authority in any jurisdiction where any of the SpinCo Entities does not file Tax Returns that any SpinCo Entity is or may be subject to taxation by, or required to file Tax Returns in, such jurisdiction, which claim has not been fully resolved;

(iv) As of the date hereof, none of the SpinCo Entities (A) has been a member of an affiliated group filing an affiliated, combined, unitary, consolidated or similar income Tax Return (other than a group the common parent of which is Parent or any of its Subsidiaries), (B) is a party to any Tax allocation, Tax sharing, Tax indemnity or similar agreement or arrangement (other than (x) commercial agreements or arrangements entered into in the ordinary course of business, the principal purpose of which does not relate to Taxes, (y) the Tax Matters Agreement, and (z) agreements or arrangements exclusively between or among the SpinCo Entities), or (C) has liability for the Taxes of any Person (other than Parent or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or non-U.S. Law), or as a transferee or successor;

(v) Other than as part of the Separation, during the last two years, none of the SpinCo Entities has been either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a transaction intended to qualify under Section 355 of the Code; and

(vi) None of the SpinCo Entities has participated in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2).

(b) Neither Parent nor any SpinCo Entity has taken any action or knows of any fact, agreement, plan or other circumstance, that could reasonably be expected to prevent or impede (i) the Intended Tax Treatment or (ii) Parent and SpinCo from delivering the Separation Tax Representation Letters and the Merger Tax Representation Letters.

SECTION 5.15. Intellectual Property. Except as would not, individually or in the aggregate, reasonably be expected to result in a SpinCo Material Adverse Effect:

(a) Section 5.15(a) of the SpinCo Disclosure Letter sets forth a true, accurate, and complete list of all Registered Intellectual Property included in the SpinCo Intellectual Property;

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

(b) All of the Registered Intellectual Property included in the SpinCo Intellectual Property is valid, subsisting and unexpired, if applicable, and, to Parent’s or SpinCo’s Knowledge, enforceable;

(c) The SpinCo Entities (i) exclusively own or, after giving effect to the Separation (and subject to the execution and delivery of the Confirmation of Intellectual Property Assignment, each Local Transfer Agreement and each other agreement or instrument executed by one or more members of the Parent Group and one or more members of the SpinCo Group for the purpose of transferring or conveying equity interests, Assets or Liabilities in order to effect the transactions contemplated by the Separation and Distribution Agreement) will exclusively own, free and clear of any and all Liens (other than Permitted Liens), all SpinCo Intellectual Property, and (ii) have a valid right and, to Parent’s or SpinCo’s Knowledge, enforceable written license to use all other Intellectual Property that is used in or necessary for the operation of the SpinCo Business as currently conducted (“SpinCo Business Intellectual Property”);

(d) No Parent Entity or SpinCo Entity has since the Applicable Date received any written claim from any other Person challenging the validity, enforceability or ownership of the SpinCo Intellectual Property. At the Closing, after giving effect to the Restructuring (and subject to the execution and delivery of the Confirmation of Intellectual Property Assignment, each Local Transfer Agreement, any necessary third-party consents, and each other agreement or instrument executed by one or more members of the Parent Group and one or more members of the SpinCo Group for the purpose of transferring or conveying equity interests, Assets or Liabilities in order to effect the transactions contemplated by the Separation and Distribution Agreement), and taking into account the Royal Precision Equity Interests and together with the services provided under the Transition Services Agreement and the rights granted pursuant to the other Transaction Documents or any agreement entered into between one or more members of the Parent Group, on the one hand, and one or more members of the SpinCo Group, on the other hand, governing commercial relationships between the two Groups (as defined in the Separation and Distribution Agreement) following the Closing Date, all SpinCo Business Intellectual Property shall be owned or available for use (in substantially the same manner as of immediately prior to the Closing by Parent and its Subsidiaries) by the SpinCo Entities immediately after the Closing on terms and conditions substantially similar to those under which Parent and its Subsidiaries owned or used such Intellectual Property immediately prior to the Closing. No member of the Parent Group will own any Intellectual Property that is used in or necessary for the conduct of the SpinCo Business as conducted immediately prior to the Closing by Parent and its Subsidiaries, in each case, other than Intellectual Property provided under the Transition Services Agreement, Trademark License Agreements, Intellectual Property Cross-License Agreement, any agreement entered into between one or more members of the Parent Group, on the one hand, and one or more members of the SpinCo Group, on the other hand, governing commercial relationships between the two Groups (as defined in the Separation and Distribution Agreement) following the Closing Date, or other Transaction Documents;

(e) Neither Parent, its Subsidiaries nor the SpinCo Entities are under any obligation whether written or otherwise, to develop any Intellectual Property for any third party (except for (i) enhancements, modifications, adaptations or improvements for customers in the ordinary course of business or (ii) pursuant to joint venture or joint development Contracts);

(f) Since the Applicable Date, all employees and independent contractors of a Parent Entity or SpinCo Entity who have contributed to, developed, authored, or conceived any SpinCo Intellectual Property have executed a valid and enforceable agreement that protects the confidential information of the SpinCo Entities and assigns to a Parent Entity or the applicable SpinCo Entity exclusive ownership of such SpinCo Intellectual Property, to the extent such SpinCo Intellectual Property is not otherwise assigned to such Parent Entity or SpinCo Entity, as applicable, pursuant to applicable Law;

(g) In the past six (6) years, (i) the operation of the SpinCo Business (including the sale or licensing of the SpinCo Products by the SpinCo Business) has not infringed, misappropriated or otherwise violated, and is not currently infringing, misappropriating or otherwise violating, the Intellectual Property of any other Person, and (ii) no Parent Entity or SpinCo Entity has received any written claim from any other Person alleging the same;

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

(h) Since the Applicable Date, no Action is pending, or to Parent’s or SpinCo’s Knowledge, threatened in writing, against Parent or the SpinCo Business (x) alleging the infringement, misappropriation or other violation of third-party Intellectual Property by the conduct of the SpinCo Business or (y) challenging the validity, enforceability, ownership or use of any material SpinCo Intellectual Property (other than ordinary course proceedings related to the application for any item of SpinCo Intellectual Property);

(i) To Parent’s or SpinCo’s Knowledge, no Person is infringing, misappropriating or otherwise violating any SpinCo Intellectual Property;

(j) Since the Applicable Date, Parent and its Subsidiaries have taken commercially reasonable actions and have implemented reasonable policies and procedures designed to maintain and protect the SpinCo Intellectual Property, including the secrecy, confidentiality and value of all trade secrets and confidential information included in the SpinCo Intellectual Property therein. No SpinCo Entity has disclosed or provided access to, or has a duty or obligation (whether present, contingent or otherwise) to disclose or provide access to, any confidential SpinCo Intellectual Property (including proprietary source code) to any third party other than pursuant to a valid, written, and, to Parent’s or SpinCo’s Knowledge, enforceable confidentiality agreement entered into in the ordinary course of business, pursuant to which such third party agrees to protect such confidential information, and no SpinCo Entity has, to Parent’s or SpinCo’s Knowledge, received or otherwise been provided any trade secrets or other confidential information of any Person in violation of any obligation of confidentiality;

(k) The SpinCo Entities own, lease, license, or otherwise have the right to use all IT Assets necessary for the operation of the SpinCo Business as currently conducted (“SpinCo IT Assets”), and such IT Assets are sufficient for the operation of the SpinCo Business as it is currently conducted;

(l) Parent and its Subsidiaries have taken commercially reasonable measures designed to protect: (i) any Personal Data collected, stored, used, disclosed, transmitted, processed or disposed of by, or on behalf of, the SpinCo Business; and (ii) the integrity, operation and security of the SpinCo IT Assets that are owned or controlled by a Parent Entity or SpinCo Entity, including by maintaining commercially reasonable disaster recovery and business continuity plans;

(m) Since the Applicable Date, there has been no Security Breach nor failures of the SpinCo IT Assets that have not been remedied or replaced in all material respects; and

(n) Parent and its Subsidiaries comply and, since the Applicable Date, have been in compliance with all applicable Privacy Requirements, and neither Parent nor its Subsidiaries have been the target of any Action, including by any Governmental Authority, in relation to any Security Breach or Privacy Requirement since the Applicable Date. The transaction contemplated by this Agreement will not result in any material violations of any Privacy Requirements.

SECTION 5.16. Insurance. The SpinCo Entities are, as of the date hereof, covered by insurance policies and self-insurance programs and arrangements of Parent that (a) are in full force and effect, (b) to the Knowledge of Parent, have been issued by licensed insurers and (c) are sufficient for compliance with all applicable Laws and Contracts to which a SpinCo Entity is a party or by which it is bound and as is customary in the industries in which the SpinCo Entities operate. All premiums due and payable under such insurance policies and self-insurance programs and arrangements have been paid, and no notice of cancellation or termination has been received with respect to any such insurance policies, except, in each case, as would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect.

SECTION 5.17. Takeover Statutes. The SpinCo Board has taken all necessary action to exempt this Agreement, the other Transaction Documents and the transactions contemplated hereby (including the Merger) and thereby from the restrictions set forth in Section 203 of the DGCL. No “fair price,” “moratorium,” “control share acquisition,” “business combination” or other similar anti-takeover statute or regulation, including

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Section 203 of the DGCL (each, a “Takeover Statute”) or any anti-takeover provision in Parent’s or SpinCo’s Organizational Documents is applicable to the Merger or the other transactions contemplated by this Agreement, the Separation and Distribution Agreement and the other Transaction Documents.

SECTION 5.18. Brokers and Finders. Other than Morgan Stanley (the Expenses of which will be paid by Parent), no agent, broker, finder, investment banker, financial advisor or other similar Person is entitled to any brokerage fee, finders’ fee or other similar fee or commission for which Merger Partner, Merger Sub, the Surviving Corporation or any SpinCo Entity would be liable in connection with this Agreement, the Transaction Documents or the transactions contemplated hereby or thereby based on arrangements made by or on behalf of Parent or its Affiliates.

SECTION 5.19. Sufficiency of the SpinCo Assets. At the Closing, after giving effect to the Restructuring (and subject to the execution and delivery of the Confirmation of Intellectual Property Assignment, each Local Transfer Agreement, any necessary third-party consents, and each other agreement or instrument executed by one or more members of the Parent Group and one or more members of the SpinCo Group for the purpose of transferring or conveying equity interests, Assets or Liabilities in order to effect the transactions contemplated by the Separation and Distribution Agreement), and taking into account the Royal Precision Equity Interests and together with the services available under the Transition Services Agreement and the rights granted pursuant to the other Transaction Documents, the SpinCo Assets constitute and will constitute, in all material respects, all of the assets, rights and properties used in or necessary for the conduct of the SpinCo Business immediately following the Closing in substantially the same manner as conducted as of the date hereof and as of immediately prior to the Closing by Parent and its Subsidiaries; provided, however, that nothing in this Section 5.19 shall be deemed to constitute a representation or warranty as to (x) infringement, misappropriation or other violation of Intellectual Property or (y) any service or functions expressly excluded from services to be provided under the Transition Services Agreement as listed on Schedule E thereto.

SECTION 5.20. Affiliate Matters. Except for (a) Contracts relating to employment and labor matters set forth on Section 5.11(a) of the SpinCo Disclosure Letter, (b) Contracts set forth on Section 5.20 of the SpinCo Disclosure Letter, (c) Contracts that by the terms of the Separation and Distribution Agreement or any other Transaction Document are contemplated to survive after the Distribution Time, (d) Contracts that would be Parent Liabilities and (e) Contracts that will be solely between or among the SpinCo Entities upon completion of the Restructuring, no SpinCo Entity is party to any SpinCo Affiliate Contract that would be material to the SpinCo Business, taken as a whole.

SECTION 5.21. Proxy Statement; SpinCo Registration Statements. None of the information regarding any of the Parent Entities (including the SpinCo Entities), the SpinCo Business, or the transactions contemplated by this Agreement or the Transaction Documents provided by Parent, SpinCo or any other Parent Entity (including the SpinCo Entities) specifically for inclusion in, or incorporation by reference into, the Proxy Statement, the SpinCo Registration Statements or the documents relating to the Distribution that are filed with the SEC or distributed to Parent stockholders (the “Distribution Documents”) will, in the case of the definitive Proxy Statement and the Distribution Documents or any amendment or supplement thereto, at the time of the first mailing of the definitive Proxy Statement and the Distribution Documents and any amendment or supplement thereto, or, in the case of the SpinCo Registration Statements, at the time such registration statement becomes effective, at the Distribution Date or on the settlement date of the Exchange Offer (if applicable) or at the Effective Time, contain an untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The SpinCo Registration Statements will comply as to form in all material respects with the provisions of the Securities Act and the Exchange Act, as the case may be, except that no representation is made by Parent or SpinCo with respect to information provided by Merger Partner specifically for inclusion in, or incorporation by reference into, the SpinCo Registration Statements.

SECTION 5.22. Financing. As of the date of this Agreement, (a) the Debt Commitment Letter has been duly executed and delivered by SpinCo (or, if applicable, any of SpinCo’s Subsidiaries party thereto) and has not been

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

amended, restated, amended and restated, supplemented, waived or otherwise modified in any respect and, to the Knowledge of Parent and SpinCo, no such amendment, waiver or modification is contemplated (other than amendments or modifications to the Debt Commitment Letter solely (i) to add lenders, lead arrangers, bookrunners, syndication agents and similar entities or (ii) in connection with the implementation of any “market flex” provisions contained in the Debt Commitment Letter), (b) to Parent’s and SpinCo’s Knowledge, the commitments contained in the Debt Commitment Letter have not been withdrawn, terminated, modified or rescinded in any respect (other than as permitted in the immediately preceding clause (a)(i)) and (c) the Debt Commitment Letter is in full force and effect and is a legal, valid and binding obligation of SpinCo (or, if applicable, any SpinCo Subsidiary party thereto) and, to Parent’s and SpinCo’s Knowledge, the other parties thereto (other than Merger Partner), enforceable against SpinCo (or, if applicable, any SpinCo Subsidiary party thereto), and to Parent’s and SpinCo’s Knowledge, each of the other parties thereto (other than Merger Partner) in accordance with its terms, except insofar as such enforceability is subject to the Bankruptcy and Equity Exception. As of the date of this Agreement, except for the Debt Commitment Letter, to Parent’s and SpinCo’s Knowledge there are no side letters or other Contracts to which SpinCo or any of its Affiliates is a party containing conditions precedent to or otherwise relating to any portion of the funding of the Financing, other than as expressly set forth in the Debt Commitment Letter. As of the date of this Agreement, no event has occurred or circumstance exists, which, with or without notice, lapse of time or both, would constitute a default or breach on the part of SpinCo, its Affiliates or, to Parent’s and SpinCo’s Knowledge, any other party to the Debt Commitment Letter (other than Merger Partner), under the Debt Commitment Letter, or, to Parent’s and SpinCo’s Knowledge, would result in any portion of the Financing being unavailable or delayed.

SECTION 5.23. Product Liability. Except as would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect, (a) since the Applicable Date, no SpinCo Entity nor, with respect to the SpinCo Business, any Parent Entity has received written or, to Parent’s or SpinCo’s Knowledge, oral notice of, or has been a party or subject to, any Action relating to bodily or personal injury, death, or property or economic damages, any Action for punitive or exemplary damages, any Action for contribution or indemnification, or any Action for injunctive relief, in each such case, in connection with any SpinCo Product or any service provided by any SpinCo Entity or any Parent Entity with respect to the SpinCo Business, (b) no SpinCo Entity nor, with respect to the SpinCo Business, any Parent Entity has been required to file any notification or other report with, or provide information to, any Governmental Authority or product safety standards group concerning actual or potential defects or hazards with respect to any SpinCo Product manufactured, modified, maintained, marketed, sold or distributed in connection with the SpinCo Business, (c) since the Applicable Date, no SpinCo Entity nor, with respect to the SpinCo Business, any Parent Entity has voluntarily or involuntarily initiated, conducted or issued, or caused to be initiated, conducted or issued, any recall or any field corrective action, market withdrawal or replacement, safety alert, warning, or other notice or action to wholesalers, distributors, retailers or customers relating to an alleged lack of safety, efficacy or regulatory compliance of any SpinCo Product, or is currently considering initiating, conducting or issuing any recall of any SpinCo Product, and (d) no SpinCo Entity nor, with respect to the SpinCo Business, any Parent Entity has committed any act or omission that would reasonably be expected to result in, and no facts or circumstances exist that would reasonably be expected to give rise to, (i) any product liability, whether or not covered by insurance or any third-party indemnity, or (ii) any costs to cure any breach of warranty or failure to meet or exceed product or service specifications.

ARTICLE VI

REPRESENTATIONS AND WARRANTIES OF MERGER PARTNER

Except (i) as set forth in the publicly available Merger Partner Reports filed with or furnished to the SEC on or after the Applicable Date and prior to the date hereof (excluding, in each case, any disclosures (other than statements of historical fact) contained or referenced therein under the captions “Risk Factors,” “Forward-Looking Statements,” “Quantitative and Qualitative Disclosures About Market Risk” and any other disclosures contained or referenced therein of information, factors or risks that are cautionary, predictive or forward-looking

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

in nature); provided, this exception (i) shall apply only to the extent that the relevance of such disclosure to the applicable representation and warranty is readily apparent on its face, or (ii) as set forth in the corresponding sections or subsections of the Merger Partner Disclosure Letter (it being agreed that, for purposes of the representations and warranties set forth in this Article VI, disclosure of any item in any section or subsection of the Merger Partner Disclosure Letter shall be deemed disclosure with respect to any other section or subsection to which the relevance of such item is readily apparent on its face), Merger Partner hereby represents and warrants to Parent, SpinCo and Merger Sub as of the date hereof and as of the Closing Date that:

SECTION 6.1. Organization, Good Standing and Qualification.

(a) Merger Partner is a legal entity duly organized, validly existing and, to the extent such concept is applicable, in good standing under the Laws of its respective jurisdiction of organization.

(b) Each Subsidiary of Merger Partner is a legal entity duly organized, validly existing and, to the extent such concept is applicable, in good standing under the Laws of its respective jurisdiction of organization and Merger Partner and each Subsidiary of Merger Partner has all requisite corporate or similar power and authority to own, lease and operate its properties, rights and assets and to carry on its business as presently conducted and is duly licensed and qualified to do business and, to the extent such concept is applicable, is in good standing as a foreign corporation or other legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such licensing or qualification, except where the failure to be so organized, licensed or qualified or, to the extent such concept is applicable, in good standing, or to have such power or authority, individually or in the aggregate, have not resulted, and would not reasonably be expected to result, in a Merger Partner Material Adverse Effect or prevent, materially delay or materially impair the ability of Merger Partner to perform its obligations hereunder or under the Transaction Documents or to consummate the transactions contemplated hereby or thereby, taken as a whole.

(c) Section 6.1(c) of the Merger Partner Disclosure Letter contains a complete and correct list of each jurisdiction where Merger Partner and any of its Subsidiaries that would be a “significant subsidiary” within the meaning of Rule 1-02 of Regulation S-X promulgated pursuant to the Exchange Act are organized. Merger Partner has made available to Parent true and complete copies of the Organizational Documents of Merger Partner as in effect on the date hereof.

SECTION 6.2. Capital Structure.

(a) The authorized capital stock of Merger Partner consists of 500,000,000 shares, consisting of (i) 450,000,000 shares of Merger Partner Common Stock, and (ii) 50,000,000 shares of Preferred Stock, par value $0.01 per share (“Preferred Stock”), of which (x) 107,574,701 shares of Merger Partner Common Stock were outstanding and (y) no shares of Preferred Stock were outstanding, in each case, as of the close of business on June 9, 2026. No shares of Merger Partner Common Stock are held by any Subsidiary of Merger Partner. All of the outstanding shares of Merger Partner Common Stock have been duly authorized, validly issued, fully paid and nonassessable. As of June 9, 2026, other than 6,776,633 shares of Merger Partner Common Stock reserved for issuance under the Merger Partner Stock Plans, Merger Partner has no shares of Merger Partner Common Stock reserved for issuance. Each of the outstanding shares of capital stock or other securities of each of Merger Partner’s Subsidiaries is duly authorized, validly issued, fully paid and nonassessable and owned by Merger Partner or by a direct or indirect wholly owned Subsidiary of Merger Partner, free and clear of any Lien other than those arising under its Organizational Documents or applicable securities Laws. Except as set forth above, there are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, performance units, phantom stock rights, profit participation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights, obligations or contracts of any kind that obligate Merger Partner or any of its Subsidiaries to issue or sell any shares of capital stock or other securities of Merger Partner or any of its Subsidiaries or any securities or obligations convertible into or exchangeable or exercisable for, or giving any Person a right to subscribe for or acquire, any securities of Merger Partner or any of its Subsidiaries,

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

and no securities or obligations evidencing such rights are authorized, issued or outstanding. Upon any issuance of any shares of Merger Partner Common Stock in accordance with the terms of the Merger Partner Stock Plans, such shares of Merger Partner Common Stock will be duly authorized, validly issued, fully paid and nonassessable and free and clear of any Liens. Merger Partner does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the stockholders of Merger Partner on any matter.

(b) Section 6.2(b) of the Merger Partner Disclosure Letter contains a complete and correct list of all outstanding Merger Partner Equity Awards held by a Merger Partner Service Provider under the Merger Partner Stock Plan as of June 9, 2026, including the number of shares of Merger Partner Common Stock subject to each Merger Partner Equity Award (at target and maximum performance) and the date of grant, vesting schedule (including whether the vesting will be accelerated by the execution of this Agreement or consummation of the Merger or by termination of employment following consummation of the Merger) and, where applicable, exercise price with respect to each Merger Partner Equity Award.

(c) Section 6.2(c) of the Merger Partner Disclosure Letter sets forth (i) each of Merger Partner’s Subsidiaries and the ownership interest of Merger Partner in each such Subsidiary, as well as the ownership interest of any other Person or Persons in each such Subsidiary, and (ii) Merger Partner’s or its Subsidiaries’ capital stock, equity interest or other direct or indirect ownership interest in any other Person.

SECTION 6.3. Corporate Authority; Approval and Fairness.

(a) Merger Partner has authority to execute and deliver this Agreement and the Transaction Documents to which it is or will be a party as of the Effective Time and to consummate the transactions contemplated hereby and thereby, subject, in the case of the Merger, only to the adoption of this Agreement and approval of the Merger by Merger Partner by the affirmative vote of holders of a majority of the outstanding shares of Merger Partner Common Stock entitled to vote on such matter at a stockholders’ meeting duly called and held for such purpose (the “Merger Partner Stockholder Approval”). The execution and delivery by Merger Partner of this Agreement and the Transaction Documents to which it is or will be a party at the Effective Time and the consummation by Merger Partner of the transactions contemplated hereby and thereby have been, or will be as of the Effective Time, duly and validly authorized and approved by all necessary and proper corporate action on their part. Except for the Merger Partner Stockholder Approval, no other corporate action on the part of Merger Partner is necessary to authorize this Agreement or the Transaction Documents to which Merger Partner is or will be a party at the Effective Time or to consummate the transactions contemplated hereby or thereby. Each of this Agreement and the Transaction Documents to which Merger Partner is or will be a party at the Effective Time has been or will be duly and validly executed and delivered by them and (assuming that each of this Agreement and the applicable Transaction Documents to which Merger Partner is or will be a party as of the Effective Time constitutes a legal, valid and binding obligation of each of Parent, SpinCo and Merger Sub (as applicable)) constitutes or will constitute a legal, valid and binding obligation of Merger Partner, enforceable against it in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(b) The Merger Partner Board has (i) unanimously (A) approved and declared advisable this Agreement, the Transaction Documents and the Merger and the other transactions contemplated by this Agreement and the Transaction Documents, upon the terms and conditions set forth in this Agreement and the Transaction Documents, (B) determined that this Agreement, the Transaction Documents and the Merger and the other transactions contemplated by this Agreement and the Transaction Documents, are fair to, and in the best interests of, Merger Partner and the holders of Merger Partner Common Stock and (C) resolved to recommend that the holders of shares of Merger Partner Common Stock adopt this Agreement and approve the Merger (the “Merger Partner Recommendation”), (ii) directed that the adoption of this Agreement and approval of the Merger be submitted to the holders of shares of Merger Partner Common Stock for their approval and (iii) received the oral opinion of its financial advisor Goldman Sachs & Co. LLC, to be subsequently confirmed by delivery of a written opinion, to the effect that, as of the date of such opinion and based upon and subject to the various

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

qualifications, assumptions and limitations set forth therein, the Exchange Ratio is fair, from a financial point of view, to the holders (other than Parent and its affiliates) of Merger Partner Common Stock, a copy of which written opinion will be delivered to Parent.

SECTION 6.4. Governmental Filings; No Violations; Certain Contracts.

(a) Other than the filings, notices, reports, consents, registrations, approvals, permits, waivers, expirations of waiting periods or authorizations pursuant to, in compliance with or required to be made under, (i) the DGCL, (ii) the Securities Act and the Exchange Act, (iii) the HSR Act, (iv) the rules and regulations of the NYSE, (v) the state securities, takeover and “blue sky” Laws and (vi) those set forth in Section 6.4(a) of the Merger Partner Disclosure Letter (the filings, notices, reports, consents, registrations, approvals, permits, waivers, expirations of waiting periods and authorizations contemplated by the foregoing clauses (i) through (vi), the “Merger Partner Approvals”), no filings, notices, reports, consents, registrations, approvals, permits, waivers, expirations of waiting periods or authorizations are required to be obtained by Merger Partner from, or to be given by Merger Partner to, or to be made by Merger Partner with, any Governmental Authority, in connection with the execution, delivery and performance by Merger Partner of this Agreement and the Transaction Documents to which it is, or will be a party to as of the Effective Time and the consummation of the Merger and the other transactions contemplated hereby and thereby, or in connection with the continuing operation of the business of Merger Partner and its Subsidiaries after the Effective Time, except those the failure to make, give or obtain would not, individually or in the aggregate, reasonably be expected to result in a Merger Partner Material Adverse Effect or prevent, materially delay or materially impair the ability of Merger Partner to perform its obligations hereunder or under the Transaction Documents or to consummate the transactions contemplated hereby or thereby, taken as a whole.

(b) Other than the filings, notices, reports, consents, registrations, approvals, permits, waivers, expirations of waiting periods or authorizations pursuant to, or in connection with, in compliance or required to be made with, (i) the Merger Partner Stockholder Approval and (ii) except for those set forth in Section 6.4(b) of the Merger Partner Disclosure Letter (such filings, notices, reports, consents, registrations, approvals, permits, waivers, expirations of waiting periods and authorizations in clauses (i) and (ii), the “Merger Partner Third-Party Consents”), no filings, notices, reports, consents, registrations, approvals, permits, waivers, expirations of waiting periods or authorizations that are related to or used in connection with the businesses or any of the operations of Merger Partner or its Subsidiaries, as currently conducted, are required to be obtained by Merger Partner or any of its Subsidiaries from, or to be given by Merger Partner or any of their Subsidiaries to, or to be made by Merger Partner or any of its Subsidiaries with, any Person that is not a Governmental Authority in connection with the execution, delivery and performance by Merger Partner of this Agreement and the Transaction Documents to which Merger Partner is or will be party to as of the Effective Time and the consummation of the Merger and the other transactions contemplated by this Agreement and the Transaction Documents, or in connection with the continuing operation of the business of Merger Partner and its Subsidiaries after the Effective Time, except those failure to make, give or obtain would not, individually or in the aggregate, reasonably be expected to result in a Merger Partner Material Adverse Effect or prevent, materially delay or materially impair the ability of Merger Partner to perform its obligations hereunder or under the Transaction Documents or to consummate the transactions contemplated hereby or thereby, taken as a whole.

(c) The execution, delivery and performance by Merger Partner of this Agreement and the Transaction Documents to which each is or will be a party as of the Effective Time do not, and the consummation of the Merger and the other transactions contemplated by this Agreement and the Transaction Documents will not, constitute or result in (i) a breach or violation of, or a default under, the Organizational Documents of Merger Partner or any Subsidiaries of Merger Partner, (ii) with or without notice, lapse of time or both, a breach or violation of, a termination (or right of termination) of or a default under, the loss of any benefit under, the creation or acceleration of any obligations under or the creation of a Lien on any of the properties, rights or assets of Merger Partner or any of its Subsidiaries pursuant to any Contract binding upon Merger Partner or any of such Subsidiaries or, assuming (solely with respect to performance of this Agreement and the Transaction Documents

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

and consummation of the Merger and the other transactions contemplated by this Agreement and the Transaction Documents) compliance with the matters referred to in Section 6.4(a) and receipt of all Merger Partner Third-Party Consents, under any applicable Law to which Merger Partner or any of its Subsidiaries is subject, (iii) any change in the rights or obligations of any party under any Contract legally binding upon Merger Partner or any of its Subsidiaries or (iv) result in the creation or imposition of any Lien (other than Permitted Liens) upon any of the assets of Merger Partner or any of its Subsidiaries; except, in the case of clauses (ii), (iii) or (iv) directly above, for any such breach, violation, termination, default, creation, acceleration or change that would not, individually or in the aggregate, reasonably be expected to result in a Merger Partner Material Adverse Effect or prevent, materially delay or materially impair the ability of Merger Partner to perform its obligations hereunder or under the Transaction Documents or to consummate the transactions contemplated hereby or thereby, taken as a whole.

SECTION 6.5. Merger Partner Reports; Financial Statements.

(a) Merger Partner has filed with or furnished to, as applicable, on a timely basis, all forms, statements, certifications, reports and documents required by it to be filed with or furnished to the SEC pursuant to the Exchange Act or the Securities Act since the Applicable Date (the forms, statements, certifications, reports and other documents filed or furnished to the SEC since the Applicable Date and those filed with or furnished to the SEC subsequent to the date hereof and prior to the Effective Time, including any amendments thereto, the “Merger Partner Reports”). Each of the Merger Partner Reports, at the time of its filing with or being furnished to the SEC, complied or, if not yet filed or furnished, will comply in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act applicable to the Merger Partner Reports. As of their respective dates (or, if amended prior to the date hereof, as of the date of such amendment), the Merger Partner Reports did not, and any Merger Partner Reports filed with or furnished to the SEC subsequent to the date hereof will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading. Since the Applicable Date, neither Merger Partner nor any of its Subsidiaries has consummated any unregistered offering of securities that by the terms of such offering requires subsequent registration under the Securities Act. None of the Subsidiaries of Merger Partner are subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act.

(b) Merger Partner is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the NYSE. Except as permitted by the Exchange Act, including Sections 13(k)(2) and (3), or the rules of the SEC, since the enactment of the Sarbanes-Oxley Act, neither Merger Partner nor any of its Affiliates has made, arranged or modified (in any material respect) any extensions of credit in the form of a personal loan to any executive officer or director of Merger Partner.

(c) Merger Partner has established and maintains a system of internal controls and procedures that complies in all material respects with applicable Law (including, without limitation, disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act with respect to Merger Partner and its Subsidiaries). Such internal controls and procedures are effective to ensure that all information required to be disclosed by Merger Partner is reported on a timely basis to the individuals responsible for the preparation of Merger Partner’s filings with the SEC and other public disclosure documents. Merger Partner’s management has completed an assessment of the effectiveness of Merger Partner’s internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the fiscal year ended December 31, 2025, and such assessment concluded that such internal control system was effective. Merger Partner’s independent registered public accountant has issued (and not subsequently withdrawn or qualified) an attestation report concluding that Merger Partner maintained effective internal control over financial reporting as of December 31, 2025. Merger Partner’s internal control over financial reporting (as defined in Rule 13a-15 or 15d-15, as applicable, under the Exchange Act) is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and includes policies and procedures that (i) pertain to the maintenance of records that are in reasonable detail

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

and accurately and fairly reflect the transactions and dispositions of the assets of Merger Partner, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of Merger Partner are being made only in accordance with authorizations of management and directors of Merger Partner and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Merger Partner’s assets that could have a material effect on its financial statements.

(d) There are no, and since the Applicable Date there have been no, (i) significant deficiencies or material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect Merger Partner’s ability to record, process, summarize and report financial information and (ii) fraud, whether or not material, that involves management or other employees who have a significant role in Merger Partner’s internal control over financial reporting.

(e) Each of the consolidated balance sheets included in or incorporated by reference into the Merger Partner Reports (including the related notes and schedules) fairly presents in all material respects the financial position, results of operations and cash flows of Merger Partner and its consolidated Subsidiaries as of its date and each of the related consolidated statements of income, comprehensive income, stockholders’ equity and cash flows included in, or incorporated by reference into, the Merger Partner Reports (including any related notes and schedules) fairly presents in all material respects the financial position, results of operations and cash flows of such companies for the periods set forth therein (subject, in the case of unaudited statements, to notes and normal year-end audit adjustments that will not be material in amount or effect in accordance with GAAP consistently applied during the periods involved, except as may be noted therein).

(f) None of Merger Partner and its Subsidiaries is a party to, or has any commitment to become a party to, any off-balance sheet joint venture, off-balance sheet partnership or any other “off-balance sheet arrangements” (as defined in Item 303(b) of Regulation S-K promulgated by the SEC) that is material to Merger Partner and its Subsidiaries, taken as a whole. No member of the Merger Partner Group has incurred any indebtedness, or issued or sold any debt securities or rights to acquire any debt security of any other member of the Merger Partner Group, the terms of which require the public listing of such indebtedness, debt securities or rights or the maintenance by such member of the Merger Partner Group of registration under the Exchange Act.

SECTION 6.6. Absence of Certain Changes.

(a) Except as expressly contemplated by this Agreement and the Transaction Documents, since December 31, 2025, Merger Partner and its Subsidiaries have (i) conducted their respective businesses only in, and have not engaged in any material transaction other than in accordance with, the ordinary course of such businesses consistent with past practice and (ii) not taken any action that would require the consent of Parent or SpinCo after the date hereof pursuant to Section 7.1(a)(ii), Section 7.1(a)(iv), Section 7.1(a)(v), Section 7.1(a)(vii), Section 7.1(a)(viii), Section 7.1(a)(ix), Section 7.1(a)(xii), and Section 7.1(a)(xviii).

(b) Since December 31, 2025, there has not been any change, event, occurrence, state of facts, condition, circumstance or effect that, individually or in the aggregate with such other changes, events, occurrences, state of facts, conditions, circumstances or effects, has resulted in or would reasonably be expected to result in a Merger Partner Material Adverse Effect.

SECTION 6.7. Litigation and Liabilities.

(a) There are no, and since the Applicable Date there has been no, Action pending or, to Merger Partner’s Knowledge, threatened against Merger Partner or any of its Subsidiaries, except for those that would not, individually or in the aggregate, reasonably be expected to result in a Merger Partner Material Adverse Effect or prevent, materially delay or materially impair the ability of Merger Partner to perform its obligations hereunder or under the Transaction Documents or to consummate the transactions contemplated hereby or thereby, taken as

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

a whole. Neither Merger Partner nor any of its Subsidiaries is a party to or subject to the provisions of any Governmental Order that restricts in any material respect the manner in which Merger Partner and its Subsidiaries conduct their businesses, that otherwise is material to Merger Partner and its Subsidiaries or that would, individually or in the aggregate, reasonably be expected to result in a Merger Partner Material Adverse Effect or prevent, materially delay or materially impair the ability of Merger Partner to perform its obligations hereunder or under the Transaction Documents or to consummate the transactions contemplated hereby or thereby, taken as a whole.

(b) Except (i) as reflected or reserved for in Merger Partner’s most recent consolidated balance sheet (including the related notes and schedules thereto) included in the Merger Partner Reports filed prior to the date hereof, (ii) for obligations or liabilities incurred in the ordinary course of business consistent with past practice since the date of such consolidated balance sheet (other than liabilities for breaches of contract, breach of warranty, tort or violation of applicable Law or Action), (iii) liabilities and obligations arising out of or in connection with this Agreement, the Transaction Documents and the transactions contemplated hereby and thereby, or (iv) liabilities and obligations that would not, individually or in the aggregate, reasonably be expected to result in a Merger Partner Material Adverse Effect, neither Merger Partner nor any of its Subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, matured, unmatured, contingent or otherwise) required by GAAP to be set forth on a consolidated balance sheet of Merger Partner.

SECTION 6.8. Compliance with Laws; Licenses; Anti-Corruption Laws; Import and Export Laws.

(a) Since the Applicable Date, the businesses of Merger Partner and its Subsidiaries have not been, and are not being, conducted in violation of any Laws or Permits, in each case, except for violations that, individually or in the aggregate, have not resulted and would not reasonably be expected to result in a Merger Partner Material Adverse Effect or prevent, materially delay or materially impair the ability of Merger Partner to perform its obligations hereunder or under the Transaction Documents or to consummate the transactions contemplated hereby or thereby, taken as a whole.

(b) Each of Merger Partner and its Subsidiaries has obtained and is in compliance with all Permits necessary to conduct its business as presently conducted (the “Merger Partner Licenses”), except those the absence of which, individually or in the aggregate, have not resulted and would not reasonably be expected to result in a Merger Partner Material Adverse Effect. The operation of the business of Merger Partner and its Subsidiaries as presently conducted is not, and has not been since the Applicable Date, in violation of, nor is Merger Partner or its Subsidiaries in default or violation under, any Merger Partner License, and, to Merger Partner’s Knowledge, no event has occurred which, with notice or the lapse of time or both, would constitute a default or violation of any material term, condition or provision of any Merger Partner License, except where such default or violation of such Merger Partner License, individually or in the aggregate, has not resulted and would not reasonably be expected to result in a Merger Partner Material Adverse Effect. There are no Actions pending or, to Merger Partner’s Knowledge, threatened, that seek the revocation, cancellation or adverse modification of any Merger Partner License, except where such revocation, cancellation or adverse modification would not, individually or in the aggregate, reasonably be expected to result in a Merger Partner Material Adverse Effect. Since the Applicable Date, neither Merger Partner nor any of its Subsidiaries has received any notice or communication of any noncompliance or alleged noncompliance with any Merger Partner Licenses, except as would not, individually or in the aggregate, reasonably be expected to result in a Merger Partner Material Adverse Effect.

(c) Since the Applicable Date, (i) none of Merger Partner, its Subsidiaries or any Person associated with or acting on behalf of Merger Partner or any of its Subsidiaries, including any officer, director, employee, agent and Affiliate thereof has granted, paid, offered or promised to grant, pay, or authorized or ratified the granting of payment, directly or indirectly, of any rebates, monies or anything of value to any Government Official or any political party or candidate for political office, or to any other Person under circumstances where Merger Partner, any of its Subsidiaries, or any Person associated with or acting on behalf of Merger Partner or any of its Subsidiaries, including any officer, director, employee, agent and Affiliate thereof, knew or had reason to know

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

that all or a portion of such rebates, monies or things of value would be offered, promised, or given, directly or indirectly, to any Government Official, for the purpose of (A) influencing any act or decision of such Government Official in his or her official capacity; (B) inducing such Government Official to do, or omit to do, any act in relation to his or her lawful duty; (C) securing any improper advantage or (D) inducing such Government Official to influence or affect any act or decision of any Governmental Authority, in each case, in order to assist Merger Partner, any of its Subsidiaries or any Person associated with or acting on behalf of Merger Partner or any of its Subsidiaries, including any officer, director, employee, agent and Affiliate thereof, in obtaining or retaining business for or with, or directing business to, any Person or to secure any other improper benefit or advantage, (ii) Merger Partner, its Subsidiaries and each Person associated with or acting on behalf of Merger Partner or any of its Subsidiaries, including any officer, director, employee, agent and Affiliate thereof, have complied with the Anti-Corruption Laws and (iii) Merger Partner and its Subsidiaries (A) have instituted policies and procedures reasonably designed to ensure compliance with the Anti-Corruption Laws in all material respects, (B) have maintained such policies and procedures in full force and effect, (C) have not been subject to any pending Actions or, to Merger Partner’s Knowledge, threatened with any Actions that alleges any material violation of any of the Anti-Corruption Laws, (D) have not received from any Governmental Authority or any other Person any notice, inquiry or internal or external allegation, (E) have not made a voluntary or involuntary disclosure to a Governmental Authority and (F) have not conducted any internal investigation or audit, in each case of clauses (D) through (F), concerning any actual or potential violation or wrongdoing in respect of any of the Anti-Corruption Laws.

(d) Since the Applicable Date, Merger Partner and its Subsidiaries, and, to Merger Partner’s Knowledge, any Person associated with or acting on behalf of the Merger Partner or its Subsidiaries, including any officer, director, employee, agent and Affiliate thereof have at all times conducted their export and import and related transactions in material compliance with all applicable Import and Export Laws or U.S. anti-boycott Laws.

(e) Since the Applicable Date, none of Merger Partner and its Subsidiaries, nor, to Merger Partner’s Knowledge, any Person associated with or acting on behalf of the Merger Partner or its Subsidiaries, including any officer, director, employee, agent and Affiliate thereof has engaged in nor is now knowingly engaging in, any unlawful dealings or transactions with (i) any Person that at the time of the dealing or transaction is or was the subject or the target of sanctions administered by OFAC or (ii) any Person in Cuba, Iran, North Korea, Syria, Venezuela, and the Crimea, the so-called “Donetsk People’s Republic,” and the so-called “Luhansk People’s Republic” regions of Ukraine.

(f) Without limiting the foregoing subsections (d) and (e), there have been no Actions, there are no pending Actions and, to Merger Partner’s Knowledge, there are no threatened Actions, by any Governmental Authority of potential violations against Merger Partner or any of its Subsidiaries with respect to compliance with Import and Export Laws.

(g) None of Merger Partner and its Subsidiaries is subject to any corporate integrity agreement, deferred prosecution agreement, monitoring agreement or consent decree with or imposed by any Governmental Authority, and to Merger Partner’s Knowledge (i) the imposition of any such agreement or decree is not currently pending, and (ii) none of Merger Partner and its Subsidiaries has received written notice that the imposition of any such agreement or decree is currently contemplated or proposed.

SECTION 6.9. Merger Partner Material Contracts.

(a) Except for this Agreement and the Transaction Documents and except for the Contracts set forth in Section 6.9 of the Merger Partner Disclosure Letter, as of the date hereof, none of Merger Partner or its Subsidiaries is a party to or bound by any Contract (or, in each case, any group of related Contracts with respect to a single transaction or series of related transactions):

(i) that would be required to be filed by Merger Partner as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act;

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

(ii) for the purchase of products or raw materials or the receipt of services pursuant to Contracts relating to (A) indirect procurement, (B) information technology services or systems, (C) direct materials supply arrangements or (D) logistics, transportation or warehousing services, that constitute one of the twenty (20) largest such Contracts of Merger Partner, measured by aggregate spend of Merger Partner and its Subsidiaries for the calendar year ended December 31, 2025;

(iii) for the sale of products or services pursuant to Contracts (A) in Merger Partner’s Light Vehicle segment, that constitute Contracts for one of the twenty (20) largest programs of the Light Vehicle segment, measured by aggregate revenues received by Merger Partner and its Subsidiaries for the calendar year ended December 31, 2025 and (B) in Merger Partner’s Commercial Vehicle segment, that constitute Contracts for one of the five largest customers of the Commercial Vehicle segment, measured by aggregate revenues received by Merger Partner and its Subsidiaries for the calendar year ended December 31, 2025;

(iv) that (A) purports to limit in any respect either the type of business in which Merger Partner or any of its Subsidiaries may engage or the manner or locations in which any of them may so engage in any business, (B) requires (or grants any right that would, if exercised, require) the disposition of any material assets or material line of business of Merger Partner or any of its Subsidiaries (taken as a whole), (C) grants “most favored nation” status or contains “exclusivity,” requirements obligations or similar provisions that would purport to apply to Merger Partner or any of its Subsidiaries, or (D) includes “take or pay” requirements or similar provisions obligating a Person to obtain a minimum quantity of goods or services from another Person, in each case of (A), (C) and (D), that are material to Merger Partner and its Subsidiaries, and other than distribution agreements;

(v) relating to the acquisition or disposition of any business, product line, equity interests or a material amount of assets (whether by merger, sale of stock, sale of assets or otherwise) for total consideration (including assumption of debt and any indemnification, earn-out, deferred or contingent payment obligations) in excess of $10,000,000 pursuant to which any potential indemnification, earn-out, deferred or contingent payment obligations remain outstanding (excluding indemnification obligations in respect of representations and warranties for which no claims have been made) or otherwise survive as of the date hereof;

(vi) creating any material partnership, joint venture, profit sharing, joint development, strategic alliance or other similar agreement or arrangement;

(vii) between Merger Partner or any of its Subsidiaries, on the one hand, and any director or officer of Merger Partner or any Person beneficially owning five percent (5%) or more of the outstanding shares of Merger Partner Common Stock or any of their respective Affiliates (other than Merger Partner and its Subsidiaries), on the other hand;

(viii) relating to or evidencing indebtedness for borrowed money or the deferred purchase price of property (in either case, whether or not incurred, assumed, guaranteed or secured by any asset), in either case, in excess of $10,000,000;

(ix) that grants any right of first refusal or right of first offer or similar right or that limits or purports to limit the ability of Merger Partner or any of its Subsidiaries to sell, transfer, pledge or otherwise dispose of any assets material to Merger Partner and its Subsidiaries, taken as a whole;

(x) evidencing financial or commodity hedging or similar trading activities, including any interest rate swaps, financial derivatives master agreements or confirmations, or futures account opening agreements or brokerage statements or similar Contract, in each case that require payments in amounts in excess of $5,000,000;

(xi) (A) that grants an inbound or outbound license to, right to use, or covenant not to sue with respect to, Intellectual Property, which license, right to use or covenant not to sue would, individually or in the

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

aggregate, reasonably be expected to be material to Merger Partner and its Subsidiaries, taken as a whole, in each case, excluding non-exclusive licenses (1) granted to Merger Partner or any of its Subsidiaries or in respect of the Merger Partner’s or its Subsidiaries’ businesses or for commercially available Software or Open Source Software, (2) granted by or to Merger Partner or any of its Subsidiaries that do not involve the payment or receipt of royalties or other amounts of more than $20,000,000 annually, (3) in nondisclosure agreements that do not contain any licenses of Intellectual Property other than limited rights to use confidential information for the purposes stated therein, (4) in Contracts with customers, employees, consultants, contractors, distributors, contract manufacturers, suppliers or service providers entered in the ordinary course of business, or (5) that are incidental to the primary purpose of the applicable Agreement or constitute feedback licenses; (B) that provide for the divestiture of any material Merger Partner Owned Intellectual Property which divestiture would, individually or in the aggregate, reasonably be expected to be material to Merger Partner and its Subsidiaries, taken as a whole; or (C) that restrict the ability of Merger Partner or any of its Subsidiaries to own, transfer, use, license or disclose any material Merger Partner Owned Intellectual Property, in each case, which restriction would, individually or in the aggregate, reasonably be expected to be material to Merger Partner and its Subsidiaries, taken as a whole;

(xii) that prohibits the payment of dividends or distributions in respect of the capital stock of Merger Partner or any of its Subsidiaries, the pledging of the capital stock of Merger Partner or any of its Subsidiaries or the incurrence of indebtedness for borrowed money or guarantees by Merger Partner or any of its Subsidiaries; or

(xiii) any settlement, conciliation or similar Contract relating to any actual or threatened Action (including any disputes with commercial parties) entered into since the Applicable Date that had a value at the time of such Contract in excess of $10,000,000 or pursuant to which Merger Partner or any of its Subsidiaries has material ongoing obligations after the Closing.

Each such Contract described in subsections (i) through (xiii) of this Section 6.9 and each Contract set forth in Section 6.9 of the Merger Partner Disclosure Letter (which schedule shall not require the listing of any Merger Partner Material Contract that is a purchase order or statement of work) is referred to herein as a “Merger Partner Material Contract.”

(b) A complete and correct copy of each Merger Partner Material Contract (other than any applicable purchase order or statement of work) has been made available to Parent in an electronic data room prior to the date hereof. Each of the Merger Partner Material Contracts is valid and binding on Merger Partner or its Subsidiaries, as the case may be, and, to Merger Partner’s Knowledge, each other party thereto, and is in full force and effect, except for such failures to be valid and binding or to be in full force and effect or enforceable as would not, or would not reasonably be expected to, individually or in the aggregate, result in a Merger Partner Material Adverse Effect. There exists no breach or event of default with respect to any Merger Partner Material Contracts on the part of Merger Partner or its Subsidiaries or, to Merger Partner’s Knowledge, any other party thereto, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a breach or default thereunder by Merger Partner or its Subsidiaries or, to Merger Partner’s Knowledge, any other party thereto, except in each case, for such invalidity, failure to be binding, unenforceability, ineffectiveness, breaches or defaults that would not, individually or in the aggregate, reasonably be expected to result in a Merger Partner Material Adverse Effect. As of the date hereof, no party to any Merger Partner Material Contract has exercised any termination rights with respect thereto (or provided written notice of intent to exercise such termination rights or written notice that such party intends to adversely amend, modify or elect not to renew or perform such Merger Partner Material Contract) or has given written notice of any material dispute with respect to any Merger Partner Material Contract, except as would not, individually or in the aggregate, reasonably be expected to result in a Merger Partner Material Adverse Effect.

(c) As of the date hereof, none of the top twenty (20) vendors or suppliers (by aggregate spend), the top twenty (20) customers (by revenue) or the top twenty (20) distributors (by revenue), in each case, of Merger Partner and its Subsidiaries for the calendar year ended December 31, 2025 has (i) expressed in writing to Merger

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

Partner or any of its Subsidiaries its intention to cancel or otherwise terminate, or materially reduce or adversely modify, its relationship with Merger Partner or any of its Subsidiaries or (ii)  given written notice of any material breach under any Contract with such vendor, supplier, customer or distributor.

SECTION 6.10. Real Property.

(a) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Merger Partner Entities, (i) Merger Partner or one of its Subsidiaries, as applicable, has good and marketable indefeasible fee simple (or jurisdictionally comparable) title to the Merger Partner Owned Real Property, free and clear of any Lien other than Permitted Liens, and (ii) there are no outstanding options or rights of first refusal to purchase the Merger Partner Owned Real Property, or any portion of the Merger Partner Owned Real Property or interest therein, (iii) Merger Partner has not granted to any Person (other than one of its Subsidiaries) the right to use or occupy any Merger Partner Owned Real Property, (iv) no Merger Partner Entity is in breach or default under any restrictive or other covenant encumbering any Merger Partner Owned Real Property, and (v) no event has occurred that with the lapse of time or the giving of notice or both would constitute such a default by any Merger Partner Entity under any such restrictive covenants or easements. There are no parties other than Merger Partner or its Subsidiaries in possession of the Merger Partner Owned Real Property. The Merger Partner Owned Real Property and all buildings, structures, improvements, and fixtures located thereon have been maintained in accordance with normal industry practice, are in good operating condition and repair, and are suitable for the purposes for which they are currently used, except as would not, individually or in the aggregate, reasonably be expected to be material to the Merger Partner Entities, taken as a whole.

(b) With respect to the Merger Partner Leased Real Property, (i) Merger Partner or one of its Subsidiaries, as applicable, has a valid leasehold or subleasehold interest in the Merger Partner Leased Real Property, free and clear of any Lien other than the Permitted Liens, and the agreements for such property are valid, legally binding, enforceable and in full force and effect in accordance with their terms, (ii) no Merger Partner Entity, or to the Knowledge of Merger Partner, any third party is in breach of or default under such agreement, and no event has occurred which, with notice, lapse of time or both, would constitute a breach or default by any Merger Partner Entity, or to the Knowledge of Merger Partner, any third party or permit termination, modification or acceleration by any third party thereunder, (iii) no Merger Partner Entity has subleased, assigned, licensed, transferred or conveyed any interest in such leasehold or subleasehold interest, and (iv) there are no Contracts or written concessions granting to any Person other than a Merger Partner Entity the right to use or occupy any material Merger Partner Leased Real Property, in each case except as would not, individually or in the aggregate, reasonably be expected to result in a Merger Partner Material Adverse Effect or prevent, materially delay or materially impair the ability of Merger Partner and its Subsidiaries to perform their respective obligations hereunder or under the Transaction Documents or to consummate the transactions contemplated hereby or thereby, taken as a whole. The Merger Partner Leased Real Property and all buildings, structures, improvements, and fixtures located on the Merger Partner Leased Real Property are suitable for the purposes for which they are currently used, except as would not, individually or in the aggregate, reasonably be expected to result in a Merger Partner Material Adverse Effect.

(c) Except as would not reasonably be expected to have, individually or in the aggregate, a Merger Partner Material Adverse Effect, the Merger Partner Entities own good and valid title to, or hold a valid leasehold interest in, all of the tangible personal property used by them in the conduct of the Merger Partner business, free and clear of all Liens, except for Permitted Liens.

(d) Neither Merger Partner nor any of its Subsidiaries has received any notice of any pending or threatened condemnation of any Merger Partner Owned Real Property or any Merger Partner Leased Real Property by any Governmental Authority, nor, to Merger Partner’s Knowledge, are there any public improvements or re-zoning measures proposed or in progress, in each case, that would reasonably be expected to result in a Merger Partner Material Adverse Effect.

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

(e) The Merger Partner Owned Real Property, the Merger Partner Leased Real Property, all buildings, structures, improvements, fixtures and all tangible personal property constituting an asset of Merger Partner (excluding, for the avoidance of doubt, Intellectual Property) have been maintained in accordance with normal industry practice and are in good operating condition and repair (ordinary wear and tear excepted) and are suitable for the purposes for which they are presently used, except as would not reasonably be expected to have, individually or in the aggregate, a Merger Partner Material Adverse Effect.

SECTION 6.11. Employee Benefits.

(a) Section 6.11(a) of the Merger Partner Disclosure Letter sets forth a complete and correct list of each material Benefit Plan and separately identifies each material Benefit Plan that is maintained primarily for the benefit of employees outside of the United States (a “Merger Partner Non-U.S. Benefit Plan”).

(b) With respect to each Benefit Plan required to be scheduled on Section 6.11(a) of the Merger Partner Disclosure Letter, Merger Partner, prior to the date hereof, has made available to Parent, to the extent applicable, complete and correct copies of (i) the Benefit Plan document, including any amendments or supplements thereto, and all related trust documents, insurance contracts or other funding vehicles, (ii) a written description of such Benefit Plan if such plan is not set forth in a written document, (iii) the most recently prepared actuarial report and (iv) all material correspondence to or from any Governmental Authority received in the last three years with respect to such Benefit Plan.

(c) Except as would not, individually or in the aggregate, reasonably be expected to result in a Merger Partner Material Adverse Effect, (i) each Benefit Plan (including any related trusts), other than Merger Partner Non-U.S. Benefit Plans, has been established, operated and administered in compliance with its terms and applicable Laws, including ERISA and the Code, (ii) all contributions or other amounts payable by Merger Partner or any Subsidiary with respect to each Benefit Plan have been paid or, to the extent required under GAAP, accrued in accordance with GAAP and (iii) there are no pending or, to Merger Partner’s Knowledge, threatened claims (other than routine claims for benefits) or Actions by a Governmental Authority by, on behalf of or against any Benefit Plan or any trust related thereto.

(d) With respect to each ERISA Plan, Merger Partner, prior to the date hereof, has made available to Parent, to the extent applicable, complete and correct copies of, as applicable, (i) the most recent summary plan description together with any summaries of all material modifications thereto, (ii) the most recent IRS determination or opinion letter and (iii) the two most recent annual reports (Form 5500 or 990 series and all schedules and financial statements attached thereto and any amendments or supplements thereto).

(e) Each ERISA Plan that is intended to be qualified under Section 401(a) of the Code, has been determined by the IRS to be qualified under Section 401(a) of the Code and, to Merger Partner’s Knowledge, nothing has occurred that would adversely affect the qualification or tax exemption of any such Benefit Plan. With respect to any ERISA Plan, neither Merger Partner nor any Subsidiary of Merger Partner has engaged in a transaction in connection with which Merger Partner or a Subsidiary of Merger Partner reasonably would be subject to either a material civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a tax imposed by either Section 4975 or 4976 of the Code.

(f) Neither Merger Partner nor any Person that is a member of a “controlled group of corporations” (as defined in Section 414(b) of the Code), is under “common control” (as defined in Section 414(c) of the Code), or is a member of the same “affiliated service group” (as defined under Section 414(m) of the Code or the regulations under Section 414(o) of the Code) with Merger Partner has maintained, established, participated in or contributed to, or is or has been obligated to contribute to, or has otherwise incurred any material obligation or liability (including any contingent liability) under, (i) a plan that is subject to Section 412 of the Code or Section 302 or title IV of ERISA or (ii) any Multiemployer Plans, in each case, in the last six years. No Benefit Plan is, and neither Merger Partner nor any Person that is a member of a “controlled group of corporations” (as

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

defined in Section 414(b) of the Code), is under “common control” (as defined in Section 414(c) of the Code), or is a member of the same “affiliated service group” (as defined under Section 414(m) of the Code or the regulations under Section 414(o) of the Code) with Merger Partner has any liability under, a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA) or a Multiple Employer Plan.

(g) With respect to any ERISA Plan subject to the minimum funding requirements of Section 412 of the Code or Title IV of ERISA, (i) no such plan is, or is expected to be, in “at-risk” status (within the meaning of Section 303(i)(4)(A) of ERISA or Section 430(i)(4)(A) of the Code), (ii) as of the last day of the most recent plan year ended prior to the date of this Agreement, the actuarially determined present value of all “benefit liabilities” within the meaning of Section 4001(a)(16) of ERISA did not exceed the then-current value of assets of such ERISA Plan or, if such liabilities did exceed such assets, the amount thereof was properly reflected on the financial statements of Merger Partner, (iii) no unsatisfied liability (other than for premiums to the Pension Benefit Guaranty Corporation and ordinary claims for benefits) under Title IV of ERISA has been, or is expected to be, incurred by Merger Partner, (iv) the Pension Benefit Guaranty Corporation has not instituted proceedings to terminate any such ERISA Plan and Merger Partner has not received notice from the Pension Benefit Guaranty Corporation of its intent to terminate a plan or appoint a trustee, (v) no application for a waiver of premiums is pending with the Pension Benefit Guaranty Corporation, (vi) except as would not reasonably be expected to be material to Merger Partner, no “reportable event” within the meaning of Section 4043 of ERISA (excluding any such event for which the thirty day notice requirement has been waived under the regulations to Section 4043 of ERISA) has occurred, nor has any event described in Sections 4062, 4063 or 4041 of ERISA occurred and (vii) neither Merger Partner nor any of its Subsidiaries has engaged in a transaction a principal purpose of which was to evade liability under ERISA as contemplated by Section 4069 of ERISA.

(h) Except as required by applicable Law, no Benefit Plan provides retiree or post-employment medical, disability, life insurance or other welfare benefits to any Person, and neither Merger Partner nor any of its Subsidiaries has any obligation to provide such benefits.

(i) Each Benefit Plan that is a “nonqualified deferred compensation plan” (within the meaning of Section 409A of the Code) is in documentary compliance with, and has been operated and administered in material compliance with, Section 409A of the Code and the guidance issued by the IRS provided thereunder.

(j) Neither the execution, delivery or performance of this Agreement, stockholder adoption or other approval of this Agreement nor the consummation of the Merger or the other transactions contemplated hereby could, either alone or in combination with another event, (i) entitle any current or former employee, director, officer or independent contractor of Merger Partner or any of its Subsidiaries to severance pay or any material increase in severance pay, (ii) accelerate the time of payment or vesting or materially increase the amount of compensation due to any such employee, director, officer, or independent contractor or (iii) directly or indirectly require Merger Partner or any of its Subsidiaries to transfer or set aside any assets to fund any payments or benefits under any Benefit Plan.

(k) Neither the execution, delivery or performance of this Agreement, stockholder adoption or other approval of this Agreement nor the consummation of the Merger or the other transactions contemplated by this Agreement or the Transaction Documents could, either alone or in combination with another event, result in the payment of any amount to any current or former employee, director, officer or independent contractor of Merger Partner or any of its Subsidiaries that could, individually or in combination with any other such payment, constitute an “excess parachute payment” as defined in Section 280G(b)(1) of the Code.

(l) Neither Merger Partner nor any of its Subsidiaries has any obligation to provide, and no Benefit Plan or other agreement provides any current or former employee, director, officer or independent contractor of Merger Partner or any of its Subsidiaries with the right to, a gross-up, indemnification, reimbursement, make-whole or other payment for any excise or additional Taxes, interest or penalties incurred pursuant to Section 409A or Section 4999 of the Code or due to the failure of any payment to be deductible under Section 280G of the Code.

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

(m) Except as would not, individually or in the aggregate, reasonably be expected to result in a Merger Partner Material Adverse Effect, (i) all Merger Partner Non-U.S. Benefit Plans comply in all respects with applicable local Law, and all such plans that are intended to be funded or book-reserved are funded or book-reserved, as appropriate, based upon reasonable actuarial assumptions determined by qualified actuaries and (ii) as of the date hereof, there is no pending or threatened litigation relating to Merger Partner Non-U.S. Benefit Plans.

SECTION 6.12. Labor Matters.

(a) Section 6.12(a) of the Merger Partner Disclosure Letter sets forth a complete and correct list of any collective bargaining agreement or other agreement with a labor union, works council, employee representative or other labor organization that represents any employees of Merger Partner or any of its Subsidiaries and that Merger Partner or any of its Subsidiaries is a party to or otherwise bound by (collectively, the “Merger Partner Labor Agreements”). Except as set forth in Section 6.12(a) of the Merger Partner Disclosure Letter, no Merger Partner Entity is party to or bound by any Merger Partner Labor Agreement and none are being negotiated, and there are no other labor-related agreements or arrangements that pertain to any Merger Partner Service Providers. To Merger Partner’s Knowledge, there are no activities or Actions by any individual or group of individuals, including representatives of any labor organizations, trade unions, work councils or labor unions, to organize any Merger Partner employees, and there have been no such activities or Actions since the Applicable Date.

(b) There are no labor unions, trade unions, works councils, employee representatives or other labor organizations that represent Merger Partner employees. The execution, delivery and performance of this Agreement and the consummation of the Merger and the other transactions contemplated by this Agreement or the Transaction Documents, either alone or in combination with another event, will not (i) entitle any third party (including any labor union, trade union, works council, employee representative or other labor organization or Governmental Authority) to any payments under any of the Merger Partner Labor Agreements or (ii) require the consent of, or advance notification to, or advance consultation with, any labor union, trade union, works council or labor organization with respect to Merger Partner employees.

(c) There is no, and since the Applicable Date there has been no, material strike, lockout, slowdown, work stoppage, picketing, hand billing, organizing activities, labor arbitration, unfair labor practice charge or other material labor dispute, or Actions or grievance pending or, to Merger Partner’s Knowledge, threatened against Merger Partner or any of its Subsidiaries. Merger Partner and each of its Subsidiaries with respect to employees of Merger Partner or any of its Subsidiaries is in compliance in all material respects with the Merger Partner Labor Agreements.

(d) No Merger Partner Entity has incurred any material liability or obligation under the WARN Act. No mass layoffs or plant closings are currently contemplated, planned or announced.

(e) Except as would not, individually or in the aggregate, reasonably be expected to result in a Merger Partner Material Adverse Effect, the Merger Partner Entities are, and since the Applicable Date, have been, in material compliance with all applicable Laws, Contracts, policies, plans and programs relating to employment, employment practices, compensation, the classification of employees as exempt/non-exempt, the classification of individuals as employees or independent contractors, immigration (including the completion of Forms I-9 for all U.S. employees and the proper confirmation of employee visas), employee leave, benefits, hours, terms and conditions of employment, and the termination of employment and unemployment insurance, occupational health and safety, employment discrimination, harassment, retaliation, restrictive covenants, pay transparency, disability rights or benefits, equal opportunity, plant closures and layoffs (including the WARN Act), workers’ compensation, labor relations, employee trainings and notices, affirmative action and automated employment decision tools and other artificial intelligence.

(f) Each Merger Partner Entity has reasonably investigated all sexual harassment, or other harassment, discrimination, retaliation or policy violation allegations against current or former officers, directors, or Merger

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

Partner Service Providers (i) above the level of Vice President or (ii) that could result in material liability or, if known to the public, would bring Merger Partner or any of its Subsidiaries, taken as a whole, into material disrepute, in each case of clauses (i) and (ii), that have been reported to any Merger Partner Entity or of which any Merger Partner Entity was otherwise aware since the Applicable Date. With respect to each such allegation (except those the applicable Merger Partner Entity reasonably deemed to not have merit), the applicable Merger Partner Entity has taken prompt corrective action reasonably calculated to prevent further improper action and does not expect any material liability with respect to any such matters. To Merger Partner’s Knowledge, there are no such allegations of harassment, retaliation or discrimination against current or former officers, directors or Merger Partner Service Providers (i) above the level of Vice President or (ii) that could result in material liability or, if known to the public, would bring any Merger Partner Entity into material disrepute.

(g) To Merger Partner’s Knowledge, as of the date hereof, no employee of any Merger Partner Entity with annualized base salary at or above $200,000 intends to terminate his or her employment with any Merger Partner Entity prior to the one-year anniversary of the Closing.

(h) To Merger Partner’s Knowledge, no current or former employee or independent contractor of any Merger Partner Entity is in violation of any term of any noncompetition agreement or other material restrictive covenant obligation owed to any Merger Partner Entity or to any third party with respect to such person’s right to be employed or engaged by any Merger Partner Entity, except as would not be material to the Merger Partner Entities, taken as a whole.

SECTION 6.13. Environmental Matters. Except for such matters that, individually or in the aggregate, would not reasonably be expected to result in a Merger Partner Material Adverse Effect or to prevent, materially delay or materially impair the ability of Merger Partner to perform its obligations hereunder or under the Transaction Documents or to consummate the transactions contemplated hereby or thereby, taken as a whole: (A) Merger Partner and its Subsidiaries are and have at all times since the Applicable Date been in compliance with all, and have not violated any, Environmental Laws, which compliance has included obtaining, maintaining, and complying with all Permits required pursuant to Environmental Law for the occupation of the Merger Partner Owned Real Property or Merger Partner Leased Real Property or the operation of the Merger Partner business; (B) no Merger Partner Owned Real Property or Merger Partner Leased Real Property or any other real property (including soils, groundwater, surface water, buildings or other structures), currently or formerly owned, leased or operated by Merger Partner or any of its Subsidiaries contains any Hazardous Substance under conditions or circumstances or in concentrations that would result in Liability to Merger Partner or any of its Subsidiaries; (C) neither Merger Partner nor any of its Subsidiaries is subject to Liability for any Hazardous Substance present at, under or on any third-party property or is otherwise subject to any Liability regarding any manufacture, distribution, storage, treatment, disposal of or arrangement for the disposal of, transport, handling, or release of, contamination by, or exposure of any person to, any Hazardous Substance, including any product containing any Hazardous Substance; (D) neither Merger Partner nor any of its Subsidiaries has since the Applicable Date received any notice, demand, letter, claim or request for information or is a party to or the subject of any pending or, to Merger Partner’s Knowledge, threatened Actions alleging that Merger Partner or any of its Subsidiaries may be in violation of or subject to Liability under any Environmental Law or regarding any Hazardous Substance; and (E) neither Merger Partner nor any of its Subsidiaries is subject to any Governmental Order or other arrangement with any Governmental Authority, or has assumed any Liability of, or is subject to any indemnity in an agreement with, any third party, in each case relating to currently unresolved or outstanding Liabilities or obligations arising under any Environmental Law or regarding any Hazardous Substance.

SECTION 6.14. Taxes.

(a) Except for such matters that, individually or in the aggregate, would not reasonably be expected to result in a Merger Partner Material Adverse Effect:

(i) Merger Partner and each of its Subsidiaries (A) have duly and timely filed (taking into account any extension of time within which to file) all Tax Returns required to be filed by any of them and all such filed Tax

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

Returns are true, complete and correct, (B) have paid all Taxes whether or not shown as due on such Tax Returns, and have withheld all Taxes that Merger Partner or any of its Subsidiaries are obligated to withhold from amounts owing to any employee, former employee, independent contractor, creditor, stockholder or other third party and (C) have not waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to an assessment or deficiency of Taxes, in each case in writing, which waiver or extension is currently in effect;

(ii) There are no Tax Liens upon any property or assets of Merger Partner or any of its Subsidiaries except Permitted Liens;

(iii) As of the date hereof, (A) no deficiencies for Taxes have been proposed or assessed in writing against or with respect to Merger Partner or any of its Subsidiaries, (B) there are no pending audits, examinations, investigations or other Actions in respect of any Taxes or Tax Returns of Merger Partner or any of its Subsidiaries and no such audit, examination, investigation or other Action has been threatened in writing, and (C) no claim has been made by a Governmental Authority in any jurisdiction where Merger Partner or any of its Subsidiaries does not file Tax Returns that Merger Partner or any of its Subsidiaries is or may be subject to taxation by, or required to file Tax Returns in, such jurisdiction, which claim has not been fully resolved;

(iv) As of the date hereof, neither Merger Partner nor any of its Subsidiaries (A) has been a member of an affiliated group filing an affiliated, combined, unitary, consolidated or similar income Tax Return (other than a group the common parent of which is Merger Partner or any of its Subsidiaries), (B) is a party to any Tax allocation, Tax sharing, Tax indemnity or similar agreement or arrangement (other than (x) commercial agreements or arrangements entered into in the ordinary course of business, the principal purpose of which does not relate to Taxes, (y) the Tax Matters Agreement, and agreements or arrangements exclusively between or among Merger Partner and its Subsidiaries), or (C) has liability for the Taxes of any Person (other than Merger Partner or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or non-U.S. Law), or as a transferee or successor;

(v) During the last two years, neither Merger Partner nor any of its Subsidiaries has been either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a transaction intended to qualify under Section 355 of the Code; and

(vi) Neither Merger Partner nor any of its Subsidiaries has participated in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2).

(b) Neither Merger Partner nor any of its Subsidiaries has taken any action or knows of any fact, agreement, plan or other circumstance that could reasonably be expected to prevent or impede (i) the Intended Tax Treatment or (ii) Merger Partner from delivering the Separation Tax Representation Letters and the Merger Tax Representation Letters.

SECTION 6.15. Intellectual Property. Except as would not, individually or in the aggregate, reasonably be expected to result in a Merger Partner Material Adverse Effect:

(a) Section 6.15(a) of the Merger Partner Disclosure Letter sets forth a true, accurate, and complete list of all Registered Intellectual Property included in the Merger Partner Owned Intellectual Property;

(b) All of the Registered Intellectual Property included in the Merger Partner Owned Intellectual Property is valid, subsisting and unexpired, if applicable, and, to the Knowledge of Merger Partner, enforceable;

(c) Merger Partner and the Merger Partner Subsidiaries (i) exclusively own, free and clear of any and all Liens (other than Permitted Liens), all Merger Partner Owned Intellectual Property, and (ii) have a valid right and, to the Knowledge of Merger Partner, an enforceable written license to use all other Intellectual Property that is used in or necessary for the operation of the Merger Partner’s and the Merger Partner Subsidiaries’ businesses as currently conducted;

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

(d) Neither Merger Partner nor any of the Merger Partner Subsidiaries has since the Applicable Date received any written claim from any other Person challenging the validity, enforceability or ownership of the Merger Partner Owned Intellectual Property;

(e) Neither Merger Partner nor any of the Merger Partner Subsidiaries are under any obligation whether written or otherwise, to develop any Intellectual Property for any third party (except for (i) enhancements, modifications, adaptations or improvements for customers in the ordinary course of business or (ii) pursuant to joint venture or joint development Contracts);

(f) Since the Applicable Date, all employees and independent contractors of Merger Partner or any of the Merger Partner Subsidiaries who have contributed to, developed, authored, or conceived any Merger Partner Owned Intellectual Property have executed a valid and enforceable agreement that protects the confidential information of the Merger Partner and the Merger Partner Subsidiaries and assigns to Merger Partner or one of the Merger Partner Subsidiaries exclusive ownership of such Merger Partner Owned Intellectual Property, to the extent such Merger Partner Owned Intellectual Property is not otherwise assigned to Merger Partner or such Subsidiary, as applicable, pursuant to applicable Law;

(g) In the past six (6) years, (i) the operation of Merger Partner’s and the Merger Partner Subsidiaries’ businesses (including the sale or licensing of any Merger Partner Products by the Merger Partner or Merger Partner Subsidiaries) has not infringed, misappropriated or otherwise violated, and is not currently infringing, misappropriating or otherwise violating, the Intellectual Property of any other Person, and (ii) neither Merger Partner nor any of the Merger Partner Subsidiaries has received any written claim from any other Person alleging the same;

(h) Since the Applicable Date, no Action is pending, or to Merger Partner’s Knowledge, threatened in writing, against Merger Partner or any of the Merger Partner Subsidiaries (x) alleging the infringement, misappropriation or other violation of third-party Intellectual Property by the conduct of the Merger Partner’s or any of the Merger Partner Subsidiaries’ businesses or (y) challenging the validity, enforceability, ownership or use of any material Merger Partner Owned Intellectual Property (other than ordinary course proceedings related to the application for any item of Merger Partner Owned Intellectual Property);

(i) To the Knowledge of Merger Partner, no Person is infringing, misappropriating or otherwise violating any Merger Partner Owned Intellectual Property;

(j) Since the Applicable Date, Merger Partner and the Merger Partner Subsidiaries have taken commercially reasonable actions and have implemented reasonable policies and procedures designed to maintain and protect the Merger Partner Owned Intellectual Property, including the secrecy, confidentiality and value of all trade secrets and confidential information included in the Merger Partner Owned Intellectual Property therein. Neither Merger Partner nor any of the Merger Partner Subsidiaries has disclosed or provided access to, or has a duty or obligation (whether present, contingent or otherwise) to disclose or provide access to, any confidential Merger Partner Owned Intellectual Property (including proprietary source code) to any third party other than pursuant to a valid, written, and, to the Knowledge of Merger Partner, enforceable confidentiality agreement entered into in the ordinary course of business, pursuant to which such third party agrees to protect such confidential information, and neither Merger Partner nor its Subsidiaries has, to the Knowledge of Merger Partner, received or otherwise been provided any trade secrets or other confidential information of any Person in violation of any obligation of confidentiality;

(k) Merger Partner and the Merger Partner Subsidiaries own, lease, license, or otherwise have the right to use all IT Assets necessary for the operation of the Merger Partner’s and the Merger Partner Subsidiaries’ businesses as currently conducted (“Merger Partner IT Assets”), and such IT Assets are sufficient for the operation of Merger Partner’s and its Subsidiaries’ businesses as they are currently conducted;

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

(l) Merger Partner and the Merger Partner Subsidiaries have taken commercially reasonable measures designed to protect: (i) any Personal Data collected, stored, used, disclosed, transmitted, processed or disposed of by, or on behalf of, Merger Partner or any of the Merger Partner Subsidiaries; and (ii) the integrity, operation and security of the Merger Partner IT Assets that are owned or controlled by Merger Partner or any of the Merger Partner Subsidiaries, including by maintaining commercially reasonable disaster recovery and business continuity plans;

(m) Since the Applicable Date, there has been no Security Breach nor failures of the Merger Partner IT Assets that have not been remedied or replaced in all material respects; and

(n) Merger Partner and the Merger Partner Subsidiaries comply and, since the Applicable Date, have been in compliance with all applicable Privacy Requirements, and neither Merger Partner nor any of the Merger Partner Subsidiaries have been the target of any Action, including by any Governmental Authority, in relation to any Security Breach or Privacy Requirement since the Applicable Date. The transaction contemplated by this Agreement will not result in any material violations of any Privacy Requirements.

SECTION 6.16. Insurance. Merger Partner and each of its Subsidiaries are, as of the date hereof, covered by insurance policies and self-insurance programs and arrangements relating to the business, assets and operations of Merger Partner and its Subsidiaries that (a) are in full force and effect, (b) to the Knowledge of Merger Partner, have been issued by licensed insurers and (c) are sufficient for compliance with all applicable Laws and Contracts to which Merger Partner or any of its Subsidiaries is a party or by which it is bound and as is customary in the industries in which Merger Partner and its Subsidiaries operate. All premiums due and payable under such insurance policies and self-insurance programs and arrangements have been paid, and no notice of cancellation or termination has been received with respect to any such insurance policies, except, in each case, as would not reasonably be expected to have, individually or in the aggregate, a Merger Partner Material Adverse Effect.

SECTION 6.17. Takeover Statutes. The Merger Partner Board has taken all necessary action to exempt this Agreement, the other Transaction Documents and the transactions contemplated hereby (including the Merger) from the restrictions set forth in Section 203 of the DGCL. No Takeover Statute or any anti-takeover provision in Merger Partner’s Organizational Documents is applicable to this Agreement, the Merger or the other transactions contemplated by this Agreement.

SECTION 6.18. Brokers and Finders. Other than Goldman Sachs & Co. LLC (the Expenses of which will be paid by Merger Partner), no broker, finder, investment banker, financial advisor or other similar Person is entitled to any brokerage fee, finders’ fee or other similar fee or commission in connection with this Agreement, the Transaction Documents or the transactions contemplated hereby or thereby based on arrangements made by or on behalf of Merger Partner or any Merger Partner Subsidiary.

SECTION 6.19. Proxy Statement; SpinCo Registration Statements. None of the information regarding Merger Partner or the Merger Partner Subsidiaries or the transactions contemplated by this Agreement or the Transaction Documents provided by Merger Partner specifically for inclusion in, or incorporation by reference into, the Proxy Statement, the SpinCo Registration Statements or the Distribution Documents will, in the case of the definitive Proxy Statement or any amendment or supplement thereto, at the time of the first mailing of the definitive Proxy Statement and any amendment or supplement thereto, or, in the case of the SpinCo Registration Statements and the Distribution Documents, at the time such registration statement becomes effective, at the Distribution Date or on the settlement date of the Exchange Offer (if applicable) or at the Effective Time, contain an untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. The Proxy Statement will comply as to form in all material respects with the provisions of the Securities Act and the Exchange Act, as the case may be, except that no representation is made by Merger Partner with respect to information provided by Parent or SpinCo specifically for inclusion in, or incorporation by reference into, the Proxy Statement or the SpinCo Registration Statements.

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

SECTION 6.20. No Other Parent or SpinCo Representations or Warranties. Merger Partner acknowledges and agrees that, except for the representations and warranties of Parent and SpinCo expressly set forth in this Agreement or any Transaction Document, neither Parent, SpinCo nor any of their respective Subsidiaries nor any other Person acting on behalf of Parent, SpinCo or any of their respective Subsidiaries makes any representation or warranty, express or implied and Merger Partner is not relying on any representations or warranties, express or implied, other than the representations and warranties expressly set forth in Article IV and Article V. Without limiting the generality of the foregoing, Merger Partner acknowledges that no representations or warranties are made with respect to any projections, forecasts, estimates or budgets with respect to the SpinCo Business that may have been made available to Merger Partner, Merger Sub or any of their Representatives by Parent, SpinCo or their respective Representatives.

SECTION 6.21. Financing. As of the date of this Agreement, (a) the Debt Commitment Letter has been duly executed and delivered by Merger Partner (or, if applicable, any of Merger Partner’s Subsidiaries party thereto) and has not been amended, restated, amended and restated, supplemented, waived or otherwise modified in any respect and, to the Knowledge of Merger Partner, no such amendment, waiver or modification is contemplated (other than amendments or modifications to the Debt Commitment Letter solely (i) to add lenders, lead arrangers, bookrunners, syndication agents and similar entities or (ii) in connection with the implementation of any “market flex” provisions contained in the Debt Commitment Letter), (b) to Merger Partner’s Knowledge, the commitments contained in the Debt Commitment Letter have not been withdrawn, terminated, modified or rescinded in any respect (other than as permitted in the immediately preceding clause (a)(i)) and (c) the Debt Commitment Letter is in full force and effect and is a legal, valid and binding obligation of Merger Partner, and, to Merger Partner’s Knowledge, the other parties thereto, (other than SpinCo and any SpinCo Subsidiary party thereto), enforceable against Merger Partner, and to Merger Partner’s Knowledge, each of the other parties thereto (other than SpinCo and any SpinCo Subsidiary party thereto) in accordance with its terms, except insofar as such enforceability is subject to the Bankruptcy and Equity Exception. As of the date of this Agreement, except for the Debt Commitment Letter, to Merger Partner’s Knowledge there are no side letters or other Contracts to which Merger Partner or any of its Affiliates is a party containing conditions precedent to or otherwise relating to any portion of the funding of the Financing, other than as expressly set forth in the Debt Commitment Letter. As of the date of this Agreement, no event has occurred or circumstance exists, which, with or without notice, lapse of time or both, would constitute a default or breach on the part of Merger Partner, its Affiliates or, to Merger Partner’s Knowledge, any other party to the Debt Commitment Letter (other than SpinCo and any SpinCo Subsidiary party thereto), under the Debt Commitment Letter, or, to Merger Partner’s Knowledge, would result in any portion of the Financing being unavailable or delayed.

ARTICLE VII

COVENANTS

SECTION 7.1. Conduct of Business by Merger Partner Pending the Merger.

(a) Merger Partner covenants and agrees as to itself and its Subsidiaries that, following the date hereof and prior to the Effective Time (or the earlier termination of this Agreement) (the “Interim Period”), except (w) as otherwise required or expressly contemplated by this Agreement or the Transaction Documents, (x) as Parent may approve in writing (such approval not to be unreasonably withheld, conditioned or delayed), (y) as required by applicable Law or (z) as set forth in the corresponding subsection of Section 7.1(a) of the Merger Partner Disclosure Letter, Merger Partner and its Subsidiaries shall use their reasonable best efforts to conduct the business of Merger Partner and its Subsidiaries in the ordinary course of business and, to the extent consistent therewith, Merger Partner and its Subsidiaries shall use their respective reasonable best efforts to preserve their business organizations intact and maintain existing relations and goodwill with Governmental Authorities, customers, suppliers, distributors, creditors, lessors, employees and business associates and keep available the services of its and its Subsidiaries’ present employees and agents. Without limiting the generality of, and in furtherance of, the foregoing, during the Interim Period, except (w) as otherwise required or expressly

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

contemplated by this Agreement or the Transaction Documents, (x) as Parent may approve in writing (such approval not to be unreasonably withheld, conditioned or delayed), (y) as required by Law or (z) as set forth in the corresponding subsection of Section 7.1(a) of the Merger Partner Disclosure Letter, Merger Partner will not and will not permit its Subsidiaries to:

(i) adopt, make or propose any change in the Organizational Documents of Merger Partner;

(ii) (A) acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, any material amount of assets, securities, properties (including owned real properties), interests (including leasehold interests in real properties) or businesses, other than acquisitions of goods or services in the ordinary course of business or any acquisitions with a value not exceeding $25,000,000 in the aggregate or (B) merge or consolidate with any other Person, or restructure, reorganize or completely or partially liquidate;

(iii) issue, sell, pledge, dispose of, grant, transfer, encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer, lease, license, guarantee or encumbrance of, any shares of capital stock of Merger Partner or any of its Subsidiaries (other than the issuance of shares (A) by a wholly owned Subsidiary of Merger Partner to Merger Partner or another wholly owned Subsidiary; (B) in respect of the settlement of Merger Partner Equity Awards in accordance with their terms and, as applicable, the Merger Partner Stock Plan as in effect on the date hereof; or (C) granted after the date hereof in compliance with the terms of this Agreement (including as permitted by clause (xi) of this Section 7.1)), securities convertible into or exchangeable or exercisable for any shares of such capital stock, or any options, warrants or other rights of any kind to acquire any shares of such capital stock or such convertible or exchangeable securities;

(iv) make any material loans, advances, guarantees or capital contributions to or investments in any Person (other than to Merger Partner or a wholly owned Subsidiary of Merger Partner) other than (x) in the ordinary course of business consistent with past practice or (y) in an amount not to exceed $25,000,000 in the aggregate;

(v) (A) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock except for (x) dividends paid by any direct or indirect wholly owned Subsidiary of Merger Partner to Merger Partner or to any other direct or indirect wholly owned Subsidiary of Merger Partner or (y) the authorization and payment by Merger Partner of its regularly quarterly dividend in cash, consistent with past practice or (B) enter into any agreement with respect to the voting of its capital stock;

(vi) reclassify, split, combine, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock (other than the withholding of shares to satisfy withholding Tax obligations upon the exercise, vesting or settlement of Merger Partner Equity Awards in accordance with their terms and, as applicable, the Merger Partner Stock Plans as in effect on the date hereof);

(vii) incur any indebtedness for borrowed money or guarantee such indebtedness of another Person, or issue or sell any debt securities or warrants therefor or other rights to acquire any debt security of Merger Partner or any of its Subsidiaries, except for (A) indebtedness for borrowed money incurred in the ordinary course of business, including pursuant to working capital facilities and commercial paper issuances, (B) indebtedness for borrowed money under Merger Partner’s existing revolving credit facility incurred in the ordinary course of business, (C) indebtedness for borrowed money under letters of credit, bonds, sureties or similar credit support or assurances in the ordinary course of business, (D) the Financing, (E) any indebtedness and guarantees that will be repaid, terminated or released prior to or in connection with the Closing, or (F) guarantees of indebtedness among wholly owned Subsidiaries of Merger Partner or Merger Partner; provided that, in each of (A), (B), (C), (E), and (F) above, any such incurrence or guarantee would not reasonably be expected to adversely impact the ability of Merger Partner, SpinCo or any SpinCo Subsidiary to obtain the Financing or materially delay the timing of the consummation of the Financing;

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

(viii) make any material changes with respect to financial accounting policies or procedures, except as required by GAAP;

(ix) compromise, settle or agree to settle any Actions or investigation (including any Action or investigation relating to this Agreement or the transactions contemplated hereby) where Merger Partner is the defendant other than (A) compromises, settlements or agreements that involve only the payment of monetary damages not in excess of $10,000,000 individually or $50,000,000 in the aggregate (excluding any amounts covered by insurance), in any case without the imposition of equitable relief on, any restriction on the business of, or the admission of wrongdoing by, Merger Partner or its Subsidiaries or (B) with respect to Tax matters, which shall be governed by clause (xxi);

(x) transfer, sell, lease, license, mortgage, pledge, surrender, encumber or grant any Lien (other than a Permitted Lien), divest, cancel, abandon or allow to lapse or expire or otherwise dispose of any material assets, rights, properties or businesses, in whole or in part, except for (A) non-exclusive licenses, (B) sales or other dispositions of obsolete or immaterial assets or sales of inventory, (C) cancellations, abandonments, lapses or expirations of non-material registrations or applications for Intellectual Property, in each case of (A), (B) and (C), in the ordinary course of business, or (D) other dispositions of assets in an amount not to exceed $10,000,000 in the aggregate;

(xi) except as otherwise required by existing Benefit Plans, Law, policies or Contracts, (A) adopt, enter into, amend or increase the benefits under any Benefit Plan if such action would increase the benefits provided to any Merger Partner Service Provider or the cost for providing such benefits (except to the extent permitted by the following clause (B)), (B) grant any increase in compensation or severance pay to any Merger Partner Service Provider other than (x) increases in base salary or wages for any Merger Partner Service Provider whose annual base compensation (i.e., base salary and target bonus) is less than $200,000 in the ordinary course of business consistent with past practice, (y) annual merit-based increases to employee salaries, base wage rates and target bonus opportunities, in each case, in the ordinary course of business consistent with past practice or (z) in connection with a promotion or job reassignment in the ordinary course of business, (C) accelerate the vesting of any compensation or benefits for the benefit of any Merger Partner Service Provider or (D) terminate (without cause) any Merger Partner Service Provider with annual compensation in excess of $200,000 or hire or engage any Merger Partner Service Provider if such individual’s annual compensation would be in excess of $200,000, other than as contemplated pursuant to this Agreement;

(xii) materially change any actuarial or other assumptions used to calculate funding obligations with respect to any ERISA Plan in which any Merger Partner Service Providers participate that is required by Law to be funded or materially change the manner in which contributions to such plans are made or the basis on which such contributions are determined, except as may be required by GAAP;

(xiii) except as required by Law or Contract in effect as of the date hereof, (i) become a party to, establish, adopt, amend, commence participation in, modify, extend, negotiate or terminate any Merger Partner Labor Agreement or (ii) recognize or certify of any labor union, labor organization, works council or group of employees as the bargaining representative for any employees of Merger Partner or its Subsidiaries;

(xiv) implement or announce any employee layoffs, furloughs, reductions in force, plant closings, reductions in compensation or other similar actions that could trigger notice obligations under the WARN Act;

(xv) waive or release any noncompetition, nonsolicitation, nondisclosure or other restrictive covenant obligation of any current or former employee or independent contractor of Merger Partner or its Subsidiaries;

(xvi) issue to any Merger Partner Service Providers any additional awards under the Merger Partner Stock Plan that would be subject to Section 3.5, or modify or waive the terms of any outstanding Merger Partner Equity Awards that are subject to Section 3.5, or modify or waive the terms of any Merger Partner Stock Plan as applied to any outstanding awards under such Merger Partner Stock Plan that are subject to Section 3.5;

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

(xvii) (A) except in the ordinary course of business or as required by Law, terminate or fail to use reasonable best efforts to renew any Merger Partner Material Contract to which Merger Partner or any of the Merger Partner Subsidiaries is a party or modify, amend, waive, release or assign any material rights or claims thereunder or (B) except in the ordinary course of business, enter into any Contract that would have been a Merger Partner Material Contract were it in effect as of the date hereof;

(xviii) adopt a plan or agreement of complete or partial liquidation, dissolution, restructuring, recapitalization or other material reorganization;

(xix) enter into any new line of business other than any line of business that is reasonably ancillary to and a reasonably foreseeable extension of any line of business of Merger Partner and its Subsidiaries as of the date of this Agreement (provided that such entry would not reasonably be likely to prevent, materially delay or materially impair the ability of the parties to complete the Merger on a timely basis);

(xx) knowingly take or omit to take any action if such action or failure to act would be reasonably likely to prevent or impede the Merger or the other transactions contemplated by this Agreement and the other Transaction Documents from qualifying for the Intended Tax Treatment;

(xxi) except as required by applicable Law or in the ordinary course of business, (A) change or rescind any Tax election that is material to Merger Partner and its Subsidiaries, taken as a whole, (B) change any method of Tax accounting, which change is material to Merger Partner and its Subsidiaries, taken as a whole, (C) amend any Tax Return with respect to an amount of Taxes that is material to Merger Partner and its Subsidiaries, taken as a whole, (D) settle or resolve any Tax controversy that is material to Merger Partner and its Subsidiaries, taken as a whole, (E) surrender any right to claim a refund of Taxes that is material to Merger Partner and its Subsidiaries, taken as a whole, or (F) enter into any closing agreement or similar agreement with any Tax authority in respect of an amount of Taxes that is material to Merger Partner and its Subsidiaries, taken as a whole; provided, in each of clauses (A) through (F), only to the extent such action would reasonably be expected to have a material adverse impact on the Tax liabilities of SpinCo or any of the SpinCo Subsidiaries after the Merger; or

(xxii) agree, commit, arrange, authorize, resolve or enter into any understanding to do any of the foregoing.

(b) Nothing contained in this Agreement shall give Parent, directly or indirectly, the right to control or direct Merger Partner’s or its Subsidiaries’ operations prior to the Effective Time. Prior to the Effective Time, Merger Partner will exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

SECTION 7.2. Conduct of Business by Parent and SpinCo Pending the Merger.

(a) Parent covenants and agrees as to itself and its Subsidiaries (including the SpinCo Entities) that, during the Interim Period, except (v) as otherwise required or expressly contemplated by this Agreement or the Transaction Documents, (w) as contemplated by or reasonably necessary in connection with the Restructuring, (x) as Merger Partner may approve in writing (such approval not to be unreasonably withheld, conditioned or delayed), (y) as required by applicable Law or (z) as set forth in the corresponding subsection of Section 7.2(a) of the SpinCo Disclosure Letter, Parent and SpinCo and their Subsidiaries shall use their reasonable best efforts to conduct the SpinCo Business in the ordinary course of business and, to the extent consistent therewith, it and the SpinCo Entities shall use their respective reasonable best efforts to preserve their business organizations intact and maintain existing relations and goodwill with Governmental Authorities, customers, suppliers, distributors, creditors, lessors, employees and business associates and keep available the services of the SpinCo Business’ and SpinCo Entities’ present employees and agents. Without limiting the generality of, and in furtherance of, the foregoing, during the Interim Period, except (v) as otherwise required or expressly contemplated by this

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

Agreement, the Restructuring or the Transaction Documents, (w) as contemplated by or reasonably necessary in connection with the Restructuring, (x) as Merger Partner may approve in writing (such approval not to be unreasonably withheld, conditioned or delayed), (y) as required by Law or (z) as set forth in the corresponding subsection of Section 7.2(a) of the SpinCo Disclosure Letter, Parent will not and will not permit the SpinCo Entities to, in each case with respect to the SpinCo Business:

(i) adopt, make or propose any change in the Organizational Documents of any SpinCo Entity;

(ii) (A) acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, any material amount of assets, securities, properties (including owned real properties), interests (including leasehold interests in real properties) or businesses, other than (x) acquisitions of goods or services in the ordinary course of business or (y) any acquisitions with a value not exceeding $25,000,000 in the aggregate or (B) merge or consolidate with any other Person, or restructure, reorganize or completely or partially liquidate;

(iii) issue, sell, pledge, dispose of, grant, transfer, encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer, lease, license, guarantee or encumbrance of, any shares of capital stock of a SpinCo Entity, securities convertible into or exchangeable or exercisable for any shares of such capital stock, or any options, warrants or other rights of any kind to acquire any shares of such capital stock or such convertible or exchangeable securities (other than (A) issuances to SpinCo Entities and rights arising from the Distribution, (B) in respect of the settlement of Parent Equity Compensation Awards in accordance with their terms and, as applicable or required, the Parent LTIP as in effect on the date hereof) or (C) granted after the date hereof in compliance with the terms of this Agreement (including as permitted by clause (xi) of this Section 7.2);

(iv) make any material loans, advances, guarantees or capital contributions to or investments in any Person (other than to SpinCo or a wholly owned SpinCo Subsidiary) other than (x) in the ordinary course of business consistent with past practice or (y) in an amount not to exceed $25,000,000 in the aggregate;

(v) (A) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any capital stock of a SpinCo Entity except for (x) dividends paid by any direct or indirect wholly owned Subsidiary of SpinCo to SpinCo or to any other direct or indirect wholly owned Subsidiary of SpinCo or (y) the authorization and payment by Parent of its regularly quarterly dividend in cash, consistent with past practices or (B) enter into any agreement with respect to the voting of the capital stock of a SpinCo Entity;

(vi) reclassify, split, combine, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any of the capital stock of a SpinCo Entity (other than the withholding of shares to satisfy withholding Tax obligations upon the exercise, vesting or settlement of Parent Equity Compensation Awards in accordance with their terms and, as applicable, the Parent LTIPs as in effect on the date hereof);

(vii) incur any indebtedness for borrowed money or guarantee such indebtedness of another Person, or issue or sell any debt securities or warrants therefor or other rights to acquire any debt security of SpinCo or any SpinCo Subsidiary, in each case, that would be a SpinCo Liability at the Effective Time (but not in any case, any guarantee of indebtedness for borrowed money of Parent or its Subsidiaries that are not SpinCo Subsidiaries), except for (A) indebtedness for borrowed money incurred in the ordinary course of business not to exceed $25,000,000 in the aggregate, (B) indebtedness for borrowed money under letters of credit, bonds, sureties or similar credit support or assurances in the ordinary course of business, (C) the Total SpinCo Debt (as defined in the Separation and Distribution Agreement) or (D) indebtedness or guarantees of indebtedness among wholly owned Subsidiaries of SpinCo or SpinCo; provided that, in each of (A), (B) and (D) above, any such incurrence or guarantee would not reasonably be expected to adversely impact the ability of SpinCo, any SpinCo Subsidiary or Merger Partner to obtain the Financing or materially delay the timing of the consummation of the Financing;

(viii) make any material changes with respect to financial accounting policies or procedures of any SpinCo Entity or the SpinCo Business, except as required by GAAP;

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

(ix) compromise, settle or agree to settle any Actions or investigation (including any Action or investigation relating to this Agreement or the transactions contemplated hereby), where any SpinCo Entity is the defendant other than (A) compromises, settlements or agreements that involve only the payment of monetary damages not in excess of $10,000,000 individually or $50,000,000 in the aggregate (excluding any amounts covered by insurance), in any case without the imposition of equitable relief on, any restriction on the business of, or the admission of wrongdoing by, any SpinCo Entity or (B) with respect to Tax matters, which shall be governed by clause (xxii);

(x) transfer, sell, lease, license, mortgage, pledge, surrender, encumber or grant any Lien (other than a Permitted Lien), divest, cancel, abandon or allow to lapse or expire or otherwise dispose of any material assets, rights, properties or businesses, in whole or in part, that are SpinCo Assets, except for (A) non-exclusive licenses, (B) sales or other dispositions of obsolete or immaterial assets or sales of inventory, (C) cancellations, abandonments, lapses or expirations of non-material registrations or applications of Intellectual Property, in each case of (A), (B) and (C), in the ordinary course of business, or (D) other dispositions of assets in an amount not to exceed $10,000,000 in the aggregate;

(xi) except as otherwise required by existing Benefit Plans, Law, policies or Contracts, (A) adopt, enter into, amend or increase the benefits under any Benefit Plan if such action would increase the benefits provided to any SpinCo Service Provider or the cost for providing such benefits (except to the extent permitted by the following clause (B)), (B) grant any increase in compensation or severance pay to any SpinCo Service Provider other than (x) increases in base salary or wages for any SpinCo Service Provider whose annual base compensation (i.e., base salary and target bonus) is less than $200,000 in the ordinary course of business consistent with past practice, (y) annual merit-based increases to employee salaries, base wage rates and target bonus opportunities, in each case, in the ordinary course of business consistent with past practice or (z) in connection with a promotion or job reassignment in the ordinary course of business, (C) accelerate the vesting of any compensation or benefits for the benefit of any SpinCo Service Provider or (D) terminate (without cause) any SpinCo Service Provider with annual compensation in excess of $200,000 or hire or engage any SpinCo Service Provider if such individual’s annual compensation would be in excess of $200,000, other than as contemplated pursuant to this Agreement or the Employee Matters Agreement;

(xii) materially change any actuarial or other assumptions used to calculate funding obligations with respect to any ERISA Plan in which SpinCo Service Providers participate with respect to SpinCo Service Providers that is required by Law to be funded or materially change the manner in which contributions to such plans are made or the basis on which such contributions are determined, except as may be required by GAAP;

(xiii) except as required by Law or Contract in effect as of the date hereof, (A) become a party to, establish, adopt, amend, commence participation in, modify, extend, negotiate or terminate any SpinCo Labor Agreement or (B) recognize or certify of any labor union, labor organization, works council or group of employees as the bargaining representative for any employees of any Parent Entity with respect to the SpinCo Business or SpinCo Entities;

(xiv) solely with respect to SpinCo Service Providers, implement or announce any employee layoffs, furloughs, reductions in force, plant closings, reductions in compensation or other similar actions that could trigger notice obligations under the WARN Act;

(xv) solely with respect to SpinCo Service Providers, waive or release any noncompetition, nonsolicitation, nondisclosure or other restrictive covenant obligation of any current or former employee or independent contractor of any Parent Entity with respect to the SpinCo Business or SpinCo Entities;

(xvi) modify the job duties of (1) a SpinCo Employee such that he or she is no longer a SpinCo Employee or (2) any other employee of a Parent Entity such that he or she would be considered a SpinCo Employee;

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

(xvii) issue to SpinCo Service Providers any additional awards under the Parent LTIPs that would be subject to Section 3.4, or modify or waive the terms of any outstanding Parent Equity Compensation Awards that are subject to Section 3.4, or modify or waive the terms of any Parent LTIP as applied to any outstanding awards under such Parent LTIPs that are subject to Section 3.4;

(xviii) (A) except in the ordinary course of business or as required by Law, terminate or fail to use reasonable best efforts to renew any SpinCo Material Contract to which SpinCo or any of the SpinCo Subsidiaries is a party or modify, amend, waive, release or assign any material rights or claims thereunder or (B) except in the ordinary course of business, enter into any Contract that would have been a SpinCo Material Contract were it in effect as of the date hereof;

(xix) adopt a plan or agreement of complete or partial liquidation, dissolution, restructuring, recapitalization or other material reorganization;

(xx) enter into any new line of business other than any line of business that is reasonably ancillary to and a reasonably foreseeable extension of any line of business of SpinCo or any SpinCo Subsidiary as of the date of this Agreement (provided that such entry would not reasonably be likely to prevent, materially delay or materially impair the ability of the parties to complete the Merger on a timely basis);

(xxi) knowingly take or omit to take any action if such action or failure to act would be reasonably likely to prevent or impede the Merger or the other transactions contemplated by this Agreement and the other Transaction Documents from qualifying for the Intended Tax Treatment;

(xxii) except as required by applicable Law or in the ordinary course of business, (A) change or rescind any Tax election that is material to the SpinCo Entities, taken as a whole, (B) change any method of Tax accounting, which change is material to the SpinCo Entities, taken as a whole, (C) amend any Tax Return with respect to an amount of Taxes that is material to the SpinCo Entities, taken as a whole, (D) settle or resolve any Tax controversy that is material to the SpinCo Entities, taken as a whole, (E) surrender any right to claim a refund of Taxes that is material to the SpinCo Entities, taken as a whole, or (F) enter into any closing agreement or similar agreement with any Tax authority in respect of an amount of Taxes that is material to the SpinCo Entities, taken as a whole; provided, in each of clauses (A) through (F), only to the extent such action would reasonably be expected to have a material adverse impact on the Tax liabilities of SpinCo or any of the SpinCo Subsidiaries after the Merger; or

(xxiii) agree, commit, arrange, authorize, resolve or enter into any understanding to do any of the foregoing.

(b) Nothing contained in this Agreement shall give Merger Partner, directly or indirectly, the right to control or direct the SpinCo Business prior to the Effective Time. Prior to the Effective Time, Parent will exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over the SpinCo Business.

(c) Parent covenants and agrees as to itself and its Subsidiaries (including the SpinCo Entities) that, during the Interim Period, Parent and SpinCo and their Subsidiaries shall use their reasonable best efforts to manage the working capital of the SpinCo Business in the ordinary course of business consistent with past practice, including with respect to capital expenditures, payment of accounts payable and other liabilities, maintenance of inventory and accruals, and shall use reasonable best efforts to deliver the SpinCo Business at the Closing with a normalized level of working capital. In furtherance of the foregoing, Parent covenants and agrees as to itself and its Subsidiaries (including the SpinCo Entities) that, during the Interim Period, Parent and SpinCo and their Subsidiaries shall not (A) grant any material refunds, discounts, credits, rebates or allowances to customers of the SpinCo Business, other than in the ordinary course of business consistent with past practice or (B) take or refrain from taking any action in respect of the working capital of the SpinCo Business that is outside of the ordinary

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

course of business consistent with past practice, including, taking any of the following actions except to the extent that such actions are in the ordinary course of business consistent with past practice: (1) accelerating the receipt of, or discounting, any accounts receivable of the SpinCo Business, (2) delaying the payment of accounts payable of, or other amounts owed to any Person by, the SpinCo Business, (3) deferring the purchase of inventory pursuant to orders received or anticipated for the SpinCo Business, (4) amending or waiving any credit or collection policy of the SpinCo Business or (5) factoring any accounts receivable or entering into any agreement contemplating the factoring of accounts receivable.

SECTION 7.3. Tax Matters.

(a) This Agreement is intended to constitute a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a) and the Parties hereby adopt it as such. From and after the date of this Agreement and until the Effective Time, each Party shall use its reasonable best efforts to ensure that the Merger, the Distribution and the Separation Transactions qualify for the Intended Tax Treatment. No Party shall take any action, cause or permit any action to be taken, fail to take any action or cause any action to fail to be taken, which action or failure to act could reasonably be expected to prevent the Merger, the Distribution and the Separation Transactions from qualifying for the Intended Tax Treatment.

(b) Merger Partner and Parent shall cooperate and use their respective reasonable best efforts in order for:

(i) Parent to obtain the opinion of Parent Tax Counsel, in form and substance reasonably acceptable to Parent, dated as of the Closing Date, on the basis of the facts and customary representations and assumptions set forth or referred to in such opinion and the Separation Tax Representation Letters, that (I) the Distribution will qualify for the Intended Tax Treatment described in clauses (a)(i) through (a)(iii) of the definition thereof; (II) the Eaton Ohio Contribution and Eaton Ohio Distribution will qualify for the Intended Tax Treatment described in clauses (a)(iv) through (a)(vi) of the definition thereof (such opinion of Parent Tax Counsel described in clauses (I) through (II), the “Parent Spin-Off Tax Opinion”); and (III) for Irish Tax purposes, that the Exchange Offer will qualify for the Intended Tax Treatment described in clauses (b)(i) and (b)(ii) of the definition thereof (the “Parent Irish Tax Opinion” and together with the Parent Spin-Off Tax Opinion, the “Parent Tax Opinions”).

(ii) Merger Partner to obtain the opinion of Merger Partner Tax Counsel, in form and substance reasonably acceptable to Merger Partner, dated as of the Closing Date, on the basis of the facts and customary representations and assumptions set forth or referred to in such opinion and the Merger Representation Letters, that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) (the “Merger Tax Opinion”).

(c) As a condition precedent to the rendering of the Parent Tax Opinions and the Merger Tax Opinion, Merger Partner, Parent and SpinCo, and others, if required, shall, as of the Closing Date, execute and deliver (i) to Parent Tax Counsel the applicable Separation Tax Representation Letters and (ii) to Merger Partner Tax Counsel the applicable Merger Representation Letters. In addition, Merger Partner, Parent and SpinCo, and others, if required, shall, as of the date for filing the SpinCo Registration Statements (or such other date(s) as determined necessary by counsel in connection with the filing of the SpinCo Registration Statements or its exhibits), execute and deliver (x) to Parent Tax Counsel any additional Separation Tax Representation Letters and (y) to Merger Partner Tax Counsel any additional Merger Representation Letters, in each case, that may be required in connection with delivering of any tax opinions with respect to the SpinCo Registration Statements or its exhibits.

SECTION 7.4. Preparation of the SpinCo Registration Statements, Proxy Statement and Schedule TO; Merger Partner Stockholders Meeting.

(a) SpinCo Registration Statements; Proxy Statement; Schedule TO. As promptly as practicable after the execution of this Agreement, to the extent such filings are required by Law in connection with the transactions

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

contemplated by this Agreement (i) Merger Partner, Parent and SpinCo shall jointly prepare and Merger Partner shall file with the SEC, the Proxy Statement to be sent to the holders of Merger Partner Common Stock relating to the Merger Partner Stockholders Meeting; (ii) Merger Partner, Parent and SpinCo shall jointly prepare and SpinCo shall file with (including by facilitating through prior confidential submission to) the SEC the SpinCo Registration Statements; and (iii) if the Distribution is effected in whole or in part as an Exchange Offer, Parent shall prepare and file with the SEC, when and as required, a tender offer statement on Schedule TO and other filings pursuant to Rule 13e-4 under the Exchange Act (collectively, the “Schedule TO”). The Proxy Statement, the SpinCo Registration Statements and the Schedule TO shall comply as to form in all material respects with the requirements of the Exchange Act and the Securities Act and the rules and regulations of the SEC thereunder.

(b) Each of Merger Partner, Parent and SpinCo shall use its reasonable best efforts to have the SpinCo Registration Statements declared effective as promptly as practicable after such filing (including by responding to comments of the SEC) and, prior to the effective date of the SpinCo Registration Statements, each of Merger Partner, Parent and SpinCo shall take all action reasonably required (other than qualifying to do business in any jurisdiction in which it is not now so qualified or filing a general consent to service of process in any such jurisdiction) to be taken under any applicable securities Laws in connection with the issuance of the SpinCo Shares in the Merger and the Distribution. Following the effective date of the SpinCo Registration Statements, each of Merger Partner, Parent and SpinCo shall take all action reasonably required (other than qualifying to do business in any jurisdiction in which it is not now so qualified or filing a general consent to service of process in any such jurisdiction) to be taken under any applicable securities Laws in order to keep the SpinCo Registration Statements effective for as long as is necessary in order to consummate the Merger, the Transactions and the transactions contemplated by the other Transaction Documents. As promptly as practicable after the SpinCo Registration Statements shall have become effective, Parent shall cause the Distribution Documents to be mailed or made available to holders of Parent Shares pursuant to applicable law and Merger Partner shall cause the Proxy Statement to be mailed or made available to Merger Partner’s stockholders pursuant to applicable law. No filing of, or amendment or supplement to, the Proxy Statement will be made by Merger Partner without providing Parent and SpinCo with a reasonable opportunity to review and comment thereon (and such comments shall be reasonably considered by Merger Partner in good faith). No filing of, or amendment or supplement to, the SpinCo Registration Statements or the Schedule TO, if applicable, will be made by Parent or SpinCo without providing Merger Partner with a reasonable opportunity to review and comment thereon (and such comments shall be reasonably considered by Parent and SpinCo in good faith). For the avoidance of doubt, any ordinary course communications filed pursuant to Rule 425 under the Securities Act or any other disclosures or statements with respect to the Merger and the other transactions contemplated hereby and in the Transaction Documents contained in any filing under the Securities Act or the Exchange Act, including filings required under securities Laws, other than the Distribution Documents, shall not be subject to this Section 7.4(b) and shall instead be subject to Section 7.10.

(c) The Parties shall cooperate in preparing and filing with the SEC, the SpinCo Registration Statements, the Proxy Statement, all necessary Current Reports on Form 8-K and the Schedule TO (if applicable) (collectively, the “Securities Filings”) and any necessary amendments or supplements thereto, including, without limitation, (i) cooperating in order to prepare financial statements (including audited, unaudited and pro forma financial statements as required by the SEC and applicable Law) that comply with the rules and regulations of the SEC to the extent required for SEC filings, including the requirements of Regulation S-X, including the pro forma financial statements that are required to be filed with the SEC by SpinCo as an exhibit to a Current Report on Form 8-K within four (4) Business Days of the Closing (or no later than seventy- one (71) days thereafter if such pro forma financial statements are not included in the Current Report on Form 8-K filed by SpinCo within four (4) Business Days of the Closing), (ii) making available upon reasonable notice the senior management employees of the applicable Party to discuss the materials prepared and delivered pursuant to this Section 7.4(c) and (iii) causing their respective accountants to provide written consents, to the extent required for inclusion or incorporation by reference of financial statements (and any applicable audit opinion or report) in the Securities Filings. Merger Partner shall furnish all information concerning Merger Partner and the Merger Partner Entities, and Parent, Merger Sub and SpinCo shall furnish all information concerning Parent, the Parent Entities, Merger

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

Sub, the SpinCo Business and the SpinCo Entities, in each case, as may be reasonably requested by the other Parties in connection with, or is required by applicable Law in order to complete, the preparation, filing and distribution of the Securities Filings and any necessary amendments or supplements thereto. Each of the Parties shall provide the other Parties (and their Representatives) with a reasonable opportunity to review and comment on the Securities Filings (or any amendment or supplement thereto) prior to the filing of any such document with the SEC.

(d) If at any time prior to the Effective Time any information relating to Merger Partner, Parent or SpinCo, or any of their respective Affiliates, directors or officers, is discovered by Merger Partner, Parent or SpinCo to be required to be set forth in an amendment or supplement to the Securities Filings, so that any such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Party that discovers such information shall promptly notify the other Parties and an appropriate amendment or supplement describing such information shall be promptly prepared by the Parties and filed with the SEC and, to the extent required by applicable Law, disseminated to the stockholders of Merger Partner or Parent, as applicable. Each Party shall notify the other Party promptly of (i) the time when each of the SpinCo Registration Statements has become effective or when any supplement or amendment to any Securities Filing has been filed, and (ii) the issuance of any stop order or suspension of the qualification of the SpinCo Shares issuable in connection with the Merger or SpinCo Shares issuable in the Distribution for offering or sale in any jurisdiction. In addition, each Party agrees to provide the other Parties and their respective counsel with copies of any written comments, and shall inform the other Party of any oral comments, that such Party or its counsel may receive from time to time from the SEC or its staff with respect to the Securities Filings promptly after receipt of such comments, and any written or oral responses thereto. Each Party and its respective counsel shall be given a reasonable opportunity to review any such written responses prior to such written responses being filed with the SEC and each Party shall give due consideration to the additions, deletions or changes suggested thereto by the other Parties and their respective counsel.

(e) Merger Partner shall establish a record date for, and, as soon as practicable following the effectiveness of the Proxy Statement, duly call and give notice of and convene and, as soon as practicable thereafter, hold a meeting of its stockholders (the “Merger Partner Stockholders Meeting”) for the purpose of seeking the Merger Partner Stockholder Approval (and no other matters, except for a proposal to adjourn the meeting to solicit additional proxies to obtain the Merger Partner Stockholder Approval, if necessary, and any other proposal required by applicable Law, shall be considered or voted upon at the Merger Partner Stockholders Meeting without Parent’s prior written consent). Merger Partner shall not postpone, delay or adjourn, or change the record date with respect to, the Merger Partner Stockholders Meeting, without the prior written consent of Parent (not to be unreasonably withheld, conditioned or delayed); provided, however, that Merger Partner may, after consultation with Parent, and, in the case of clause (A) below upon the reasonable request of Parent shall, adjourn the Merger Partner Stockholders Meeting (A) for a period reasonably necessary to allow reasonable additional time to solicit additional proxies, if and to the extent the requisite Merger Partner Stockholder Approval would not otherwise be obtained, (B) for a period reasonably necessary if a quorum has not been established, (C) to allow reasonable additional time for the filing and mailing of any supplemental or amended disclosure which the Merger Partner Board has determined in good faith after consultation with outside counsel is necessary under applicable Law (or in connection with the resolution of any applicable litigation) and for such supplemental or amended disclosure to be disseminated and reviewed by the Merger Partner stockholders prior to the Merger Partner Stockholders Meeting, or (D) for a period reasonably necessary if required by Law; provided, that the Merger Partner Stockholders Meeting shall not be postponed or adjourned under clauses (A) through (C) for more than twenty (20) Business Days in total without the written consent of Parent (or, in the case of a request by Parent, without the consent of Merger Partner). Merger Partner shall advise Parent upon request on a daily basis during each of the last five (5) Business Days prior to the date of the Merger Partner Stockholders Meeting as to the aggregate tally of proxies received by Merger Partner with respect to the Merger Partner Stockholder Approval and at additional times upon the reasonable request of Parent.

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

(f) (i) Unless the Merger Partner Board shall have effected a Merger Partner Change of Recommendation in accordance with Section 7.9, Merger Partner shall, through the Merger Partner Board, make the Merger Partner Recommendation and include such Merger Partner Recommendation in the Proxy Statement and use its reasonable best efforts to (A) solicit from its stockholders proxies in favor of the Merger Partner Stockholder Approval, and (B) take all other actions necessary or advisable to secure the Merger Partner Stockholder Approval. Except as expressly permitted in Section 7.9, neither the Merger Partner Board nor any committee thereof shall effect a Merger Partner Change of Recommendation.

(ii) Notwithstanding any Merger Partner Change of Recommendation, unless this Agreement is terminated in accordance with its terms, the obligations of the Parties hereunder shall continue in full force and effect. Without limiting the generality of the foregoing, unless this Agreement is terminated in accordance with its terms, the Merger shall be submitted to the stockholders of Merger Partner for approval at the Merger Partner Stockholders Meeting whether or not (x) the Merger Partner Board shall have effected a Merger Partner Change of Recommendation or (y) any Competing Proposal shall have been publicly proposed or announced or otherwise submitted to Merger Partner or any of its Representatives. Notwithstanding anything to the contrary contained in this Agreement, Merger Partner shall not be required to hold the Merger Partner Stockholders Meeting if this Agreement is validly terminated.

SECTION 7.5. Listing; Deregistration.

(a) Prior to the Effective Time, SpinCo shall prepare and submit to the NYSE an application for the listing of the SpinCo Shares to be issued in the transactions contemplated by this Agreement on the NYSE under the ticker symbol “DAN” and shall use its reasonable best efforts to cause such shares to be approved for listing on the NYSE, subject to official notice of issuance. Merger Partner shall reasonably cooperate with SpinCo’s NYSE listing application and shall promptly provide such information and take such actions as may be reasonably necessary to satisfy NYSE listing requirements.

(b) Prior to the Effective Time, Merger Partner shall use its reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things reasonably necessary, proper or advisable on its part pursuant to applicable Law and the rules and regulations of NYSE to cause (i) the delisting of the Merger Partner Common Stock from NYSE as promptly as practicable after the Effective Time and (ii) the deregistration of the Merger Partner Common Stock pursuant to the Exchange Act as promptly as practicable after such delisting.

SECTION 7.6. Reasonable Best Efforts.

(a) Subject to the terms and conditions of this Agreement, each Party will use their respective reasonable best efforts to take, or cause to be taken, all reasonable actions, and to do, or cause to be done, all reasonable things necessary, proper or advisable under any applicable Laws to consummate and make effective the Merger and the other transactions contemplated by this Agreement as soon as practicable after the date hereof, including (i) preparing and filing all forms, registrations, petitions, notices, and filings required to be made to consummate the Merger and the other transactions contemplated by this Agreement; (ii) satisfying the conditions to consummating the Merger and the other transactions contemplated by this Agreement; and (iii) subject to the terms of the Separation and Distribution Agreement, taking all reasonable actions to avoid or eliminate each and every impediment to Closing, including obtaining any material consent, authorization, waiver, license, order, waiting period expiration, approval, permit, exemption, or clearance from any third party, which are necessary or advisable to be obtained in order to consummate the Merger or any of the other transactions contemplated by this Agreement (including, for the avoidance of doubt, as required under the HSR Act and in connection with each of the other Requisite Regulatory Approvals (collectively, the “Approvals”)).

(b) The Parties shall (i) as promptly as practicable and advisable, and in any event no later than ten (10) Business Days after the date of this Agreement, to prepare and submit Notification and Report Forms as required under the HSR Act; (ii) as promptly as practicable and advisable, and in any event no later than twenty-

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

five (25) Business Days after the date of this Agreement, to prepare and submit the appropriate filings and notification forms in draft form, as applicable required in connection with each of the other Requisite Regulatory Approvals; and (iii) as promptly as practicable, use reasonable best efforts to supply any applicable Governmental Authority additional information or documents that may be reasonably requested pursuant to any Law or by any such Governmental Authority. Parent and Merger Partner shall request early termination of any applicable waiting periods under the Competition Laws and Foreign Investment Laws (if available) and shall respectively use their reasonable best efforts to cause the expiration or termination of such waiting periods. Neither Merger Partner nor Parent may “pull and refile” any HSR filing made pursuant to the HSR Act without the prior written approval of the other.

(c) Notwithstanding anything in this Agreement to the contrary, Merger Partner and Parent shall jointly determine the strategy to be pursued for obtaining all Approvals and clearances under any Competition Law or Foreign Investment Law, including with respect to any filings, notifications, submissions, and communications made in connection with the obtaining of the required Approvals or clearance under any Competition Law or Foreign Investment Law.

(d) In furtherance of the covenants of the Parties contained in this Section 7.6, but subject to the terms of this Section 7.6(d), each of the Parties shall use reasonable best efforts to take all such further action or refrain from action as may be necessary to avoid or eliminate each and every impediment under any Competition Laws or Foreign Investment Laws so as to enable the Closing to occur as promptly as practicable (and in any event no later than the Outside Date), and to resolve any objections of the applicable Governmental Authority under any Competition Laws or Foreign Investment Laws in order to secure the approval of the Merger by such applicable Governmental Authorities as promptly as practicable (and in any event no later than the Outside Date), including, in the case of Merger Partner and SpinCo, proposing, negotiating, committing and effecting, by consent decree, hold separate order, or otherwise, to (w) sell, divest, dispose of or otherwise hold separate (including by establishing a trust or otherwise), any of the businesses, assets or properties of Merger Partner, the SpinCo Entities or any of their respective Affiliates (other than the Parent Entities following the Closing), including the SpinCo Business, (x) terminate, transfer or create relationships, contractual rights or other obligations of Parent, the SpinCo Entities or any of their respective Affiliates (other than the Parent Entities following the Closing), including the SpinCo Business, (y) otherwise take or commit to take actions that after the Closing would limit SpinCo’s freedom of action with respect to, or its ability to operate or retain any of the businesses, assets or properties of Merger Partner, the SpinCo Entities or any of their respective Affiliates (other than the Parent Entities following the Closing), including the SpinCo Business (clauses (w), (x) and (y), collectively, the “Remedial Actions”) and (z) with respect to each Party, use reasonable best efforts to (1) contest and resist any such Action challenging the Merger (or the other transactions contemplated by this Agreement, the Separation and Distribution Agreement and the other Transaction Documents) as violative of any Competition Laws or Foreign Investment Laws and (2) have vacated, lifted, reversed or overturned any decree, judgment, injunction, or other order, whether temporary, preliminary or permanent, that results from such Action and that prohibits, prevents or restricts consummation of the Merger or any such other transaction on or before the Outside Date (any such Action described in this clause (z), a “Regulatory Litigation”); provided, however, that none of Merger Partner, SpinCo or any of their respective Affiliates shall be required to undertake any efforts or take any action (including proposing to take, agreeing to take, or taking a Remedial Action) if the taking of such efforts or action would reasonably be expected to result, individually or in the aggregate, in a material adverse effect on (i) the businesses, assets or properties of Merger Partner and its Subsidiaries, taken as a whole, measured before giving effect to the Transactions, or (ii) the businesses, assets or properties of the SpinCo Business and the SpinCo Entities, taken as a whole, measured before giving effect to the Transactions. Without the prior written consent of Merger Partner, none of Parent or any SpinCo Entity will agree, offer, suggest, propose or negotiate, commit to or effect, by consent decree, hold separate order, or otherwise, to any Remedial Action. Notwithstanding anything in this Agreement to the contrary, Parent and its Affiliates shall not be obligated to take or agree or commit to take any action (A) that is not conditioned on the Closing or (B) that relates to any businesses, assets or properties of Parent or its Subsidiaries that are not included in the SpinCo Business or with respect to any Parent Entity that is not a SpinCo Entity.

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

(e) The Parties shall cooperate in all respects with each other in connection with all actions to be taken pursuant to this Section 7.6, including in the preparation and making of filings contemplated by Section 7.6(b); provided, however, that copies of filings made under the HSR Act need not be shared. Parent shall use its reasonable best efforts to provide to Merger Partner all necessary information and assistance as Merger Partner may reasonably require in responding to any Governmental Authority’s request for additional information or in connection with any other investigation or inquiry, including any proceeding initiated by a third party. Each Party shall keep the other Party and its counsel reasonably informed of any communication received by such Party from, or given by such Party to, the Antitrust Division of the Department of Justice (the “DOJ”), the Federal Trade Commission (the “FTC”) or any other U.S. or foreign Governmental Authority and of any material communication received or given in connection with any proceeding by a private party, in each case regarding any of the transactions contemplated hereby (and in each case, if any such communication is in writing, share a copy with the other Party). Each Party shall consult with the other in advance of any material meeting or conference with the DOJ, the FTC, or any other Governmental Authority, and to the extent permitted by the DOJ, the FTC or such other applicable Governmental Authority or other Person, give the other Party’s Representatives the opportunity to attend and participate in such material meetings and conferences. The Parties may, as each deems advisable and necessary, reasonably designate any competitively sensitive material provided to the other under this Section 7.6(e) as “Outside Counsel Only Material.” Such materials and the information contained therein shall be given only to the outside counsel of the recipient and will not be disclosed by such outside counsel to employees, officers or directors of the recipient unless express permission is obtained in advance from the source of the materials or its legal counsel. Notwithstanding anything to the contrary in this Section 7.6(e), materials provided pursuant to this Section 7.6(e) may be redacted (i) to remove references concerning valuation; (ii) to the extent necessary to comply with contractual arrangements; and (iii) to the extent necessary to address reasonable privilege and confidentiality concerns.

(f) Subject to Section 7.6(f) of the Merger Partner Disclosure Letter, neither Merger Partner nor Parent shall, or permit its Subsidiaries to, enter into any transaction or any agreement to effect any transaction (including any merger or acquisition) that would reasonably be expected to materially delay or materially and adversely affect such Party’s ability to (i) obtain the timely expiration or termination of the waiting period under the HSR Act, or the authorizations, consents, orders and approvals required under any other Competition Law or Foreign Investment Law applicable to the transactions contemplated by this Agreement or (ii) obtain all authorizations, consents, orders and approvals of Governmental Authorities under Competition Law or Foreign Investment Law necessary for the consummation of the transactions contemplated by this Agreement in accordance with the terms and conditions of this Agreement.

SECTION 7.7. Access to Information. During the Interim Period, subject to applicable Law, Parent shall, and shall cause the SpinCo Entities, on the one hand, and Merger Partner shall, and shall cause the Merger Partner Subsidiaries, on the other hand, afford to the other Party and its Representatives, reasonable access, during normal business hours, in such manner as to not unreasonably interfere with Merger Partner’s and its Subsidiaries’ or the SpinCo Entities’ (as applicable) normal operation, the offices, properties, books and records, Contracts, files, audits, integration planning activities and personnel of Merger Partner and the Merger Partner Subsidiaries or the SpinCo Business and the SpinCo Entities (as applicable) and shall furnish such Party and its Representatives with financial and operating data of Merger Partner and the Merger Partner Subsidiaries or the SpinCo Business and the SpinCo Entities (as applicable) and other information concerning the affairs of Merger Partner and the Merger Partner Subsidiaries or the SpinCo Business and SpinCo Entities (as applicable), in each case, as such Party and its Representatives may reasonably request, including pursuant to integration activities; provided, that (a) such investigation shall only be upon reasonable notice; (b) no Party nor its Representatives shall be permitted to perform any environmental sampling, including sampling of soil, groundwater, soil vapor, surface water, building materials, or air or wastewater emissions; and (c) nothing in this Agreement shall require any Party to disclose any information to any other Party that (i) would cause a violation of any Law or any confidentiality obligations that would be applicable to such information or (ii) would be reasonably likely to result in the loss of attorney-client privilege or other disclosure privilege to the first Person (provided that the Person that would otherwise be required to disclose information to the other shall take any and all reasonable

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action necessary to permit such disclosure without such violation of agreement or Law or loss of privilege). The Parties hereby agree that the provisions of the Confidentiality Agreement shall apply to all information and material furnished by any Party or its Representatives thereunder and hereunder.

SECTION 7.8. D&O Indemnification.

(a) For six years after the Effective Time, SpinCo shall cause the Surviving Corporation to indemnify and hold harmless the present (as of the Effective Time) and former officers and directors of each Merger Partner Entity and the present (as of the Effective Time) and former officers and directors of each SpinCo Entity (collectively, the “Indemnified Directors and Officers”) in respect of acts or omissions occurring at or prior to the Effective Time to the fullest extent permitted by the DGCL or any other applicable Law or provided under such Merger Partner Entity’s or SpinCo Entity’s Organizational Documents as in effect on the date hereof (or, in the case of a SpinCo Entity or a Merger Partner Entity created after the date hereof, on customary terms).

(b) For six years after the Effective Time, SpinCo shall cause to be maintained in effect provisions in each Merger Partner Entity’s and SpinCo Entity’s Organizational Documents regarding elimination of liability of directors, indemnification of officers and directors and advancement of expenses to the Merger Partner Entities’ and SpinCo Entities’ respective former and current officers and directors that are no less advantageous to those Persons than the corresponding provisions in existence on the date hereof (or, in the case of a Merger Partner Entity or a SpinCo Entity created after the date hereof, on customary terms).

(c) Notwithstanding anything contained in this Agreement to the contrary, this Section 7.8 shall survive the consummation of the transactions contemplated hereby and shall be binding on all successors and assigns of SpinCo and the Surviving Corporation and are intended to be for the benefit of, and will be enforceable by, each Indemnified Director and Officer and his or her heirs and representatives. If SpinCo, the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of SpinCo or the Surviving Corporation, as the case may be, shall assume the obligations set forth in this Section 7.8.

SECTION 7.9. No Solicitation; Exclusivity.

(a) No Solicitation or Negotiation. Merger Partner shall immediately cease, and shall cause its Subsidiaries and shall direct and use reasonable best efforts to cause its Representatives to immediately cease, any discussions or negotiations with any Person (other than Parent or its Affiliates) that may be ongoing with respect to a Competing Proposal, or any proposal that would reasonably be expected to lead to a Competing Proposal, and, if as of the execution of this Agreement not already so requested, shall promptly request that each such Person return or destroy, in accordance with the terms of any confidentiality agreement between Merger Partner or its Subsidiaries and such Person, any confidential information that has been provided in any such discussions or negotiations and, if applicable, terminate any physical and electronic data or other diligence access previously granted to such Persons. Merger Partner agrees that, except as expressly permitted by this Section 7.9, neither it nor any of its Subsidiaries shall and it shall instruct and use its reasonable best efforts to cause its and its Subsidiaries’ Representatives not to, directly or indirectly:

(i) initiate, solicit or knowingly encourage any inquiries regarding or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, any Competing Proposal;

(ii) engage in, continue or otherwise participate in any discussions or negotiations regarding, or that would reasonably be expected to lead to, a Competing Proposal, or provide any information or data to any Person in connection with the foregoing, in each case, except to notify such Person of the existence of the provisions of this Section 7.9;

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(iii) otherwise knowingly facilitate any effort or attempt to make a Competing Proposal; or

(iv) resolve or agree to do any of the foregoing.

Notwithstanding anything to the contrary in the foregoing provisions of this Section 7.9, prior to but not after the time the Merger Partner Stockholder Approval is obtained, Merger Partner may (A) provide information in response to a request therefor by a Person who has made an unsolicited bona fide written Competing Proposal that did not result from a breach of this Section 7.9, and afford access to the business, properties, assets, books, records and personnel of Merger Partner and its Subsidiaries to such Person and its Representatives, if the Person so requesting such information or access enters into an Acceptable Confidentiality Agreement; or (B) engage or otherwise participate in any discussions or negotiations with any Person who has made such an unsolicited bona fide written Competing Proposal that did not result from a breach of this Section 7.9, if and only to the extent that (I) prior to taking any action described in clause (A) or (B) directly above, the Merger Partner Board determines in good faith after consultation with its outside legal counsel that failure to take such action would be inconsistent with the directors’ duties under applicable Law and (II) in each such case referred to in clause (A) or (B) directly above, the Merger Partner Board has determined in good faith and after consultation with its outside legal counsel and financial advisor that such Competing Proposal either constitutes a Superior Proposal or could reasonably be expected to lead to a Superior Proposal.

(b) No Change in Merger Partner Recommendation or Alternative Acquisition Agreement.

(i) Except as expressly permitted by this Section 7.9, the Merger Partner Board shall not:

(1) (A) withhold, withdraw, qualify or modify (or publicly propose or resolve to withhold, withdraw, qualify or modify), in a manner adverse to Parent, the Merger Partner Recommendation, (B) adopt, authorize, approve, recommend or otherwise declare advisable, or publicly propose to adopt, authorize, approve, recommend or otherwise declare advisable, any Competing Proposal, (C) if a Competing Proposal has been publicly announced, fail to publicly make a statement that Parent recommends against any such Competing Proposal within ten (10) Business Days after the initial request in writing by Parent following such public announcement to do so or, if requested by Parent in writing, after any material amendment, revision or change to the terms of any such previously publicly disclosed Competing Proposal have been made public (or subsequently withdraw, change, amend, modify or qualify (or publicly propose to do so), in a manner adverse to Parent, such recommendation against such Competing Proposal) or (D) fail to include the Merger Partner Recommendation in the Proxy Statement (any of the foregoing, a “Merger Partner Change of Recommendation”); or

(2) except as expressly permitted by, and after compliance with, Section 7.9(b)(ii), cause or permit Merger Partner or any of its Subsidiaries to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or other similar agreement (other than an Acceptable Confidentiality Agreement) (an “Alternative Acquisition Agreement”) relating to any Competing Proposal.

(ii) Notwithstanding anything to the contrary set forth in this Section 7.9, the Merger Partner Board may, prior to but not after the time the Merger Partner Stockholder Approval is obtained, (A) make a Merger Partner Change of Recommendation if an Intervening Event has occurred or (B) make a Merger Partner Change of Recommendation or authorize Merger Partner to terminate this Agreement pursuant to Section 9.3(a) to enter into a definitive written agreement with respect to a Superior Proposal if Merger Partner receives a Competing Proposal that the Merger Partner Board has determined in good faith, after consulting with its financial advisor and outside legal counsel, constitutes a Superior Proposal and, after consulting with its outside legal counsel, in each case of (A) and (B), that failure to take such action would be inconsistent with such directors’ fiduciary duties under applicable Law; provided that the Merger Partner Board may not take any such action unless (I) prior to making such Merger Partner Change of Recommendation or authorizing such termination to enter into a definitive written agreement with respect to such Superior Proposal pursuant to Section 9.3(a), Merger Partner

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provides prior written notice to Parent at least five (5) Business Days in advance (the “Notice Period”) of its intention to take such action and the basis thereof, including in the case of a Superior Proposal, the terms and conditions of such Superior Proposal, and in the case of an Intervening Event, a description of such Intervening Event, (II) during the Notice Period Merger Partner shall negotiate with Parent in good faith should Parent propose to make amendments or other revisions to the terms and conditions of this Agreement such that, in the case of a Superior Proposal, such Competing Proposal no longer constitutes a Superior Proposal and, in the case of an Intervening Event, the failure to take such action is no longer inconsistent with the directors’ fiduciary duties under applicable Law as determined in the good faith judgment of the Merger Partner Board after consulting with its outside legal counsel and (III) the Merger Partner Board has taken into account any amendments or other revisions to the terms and conditions of this Agreement agreed to by Parent in writing prior to the end of the Notice Period and determined in good faith that, after consulting with its outside legal counsel, a failure to make such Merger Partner Change of Recommendation continues to be inconsistent with the directors’ fiduciary duties under applicable Law; it being understood that any material amendments or other material revisions to any Competing Proposal will be deemed to be a new Competing Proposal, including for purposes of the Notice Period, and any material change in the event, occurrence or facts constituting an Intervening Event shall require a new written notice to Parent and a new Notice Period; provided, however, that any such new Notice Period following any such material amendments or other material revisions to any Competing Proposal or any material change in the event, occurrence or facts constituting an Intervening Event shall be reduced to two (2) Business Days.

(c) Certain Permitted Disclosure. Nothing contained in this Section 7.9 shall prohibit Merger Partner from (i) taking and disclosing a position contemplated by Rule 14d-9, Rule 14e-2(a)(2) or (3) or Item 1012(a) of Regulation M-A promulgated under the Exchange Act, (ii) making any disclosure that constitutes a “stop, look and listen” communication pursuant to Section 14d-9(f) promulgated under the Exchange Act or (iii) making any legally required disclosure to stockholders with regard to the transactions contemplated by this Agreement or a Competing Proposal, which actions shall not constitute or be deemed to constitute a Merger Partner Change of Recommendation so long as any such disclosure does not include any statement that constitutes a Merger Partner Change of Recommendation.

(d) Notice. Merger Partner shall promptly, and in any event no later than twenty-four (24) hours, after it receives (i) any Competing Proposal or written indication by any Person that is reasonably likely to lead to a Competing Proposal, (ii) any request for non-public information relating to Parent or its Subsidiaries relating to, or from any Person that has indicated in writing that such Person is reasonably likely to make, a Competing Proposal (other than requests for information in the ordinary course of business and unrelated to a Competing Proposal) or (iii) any inquiry or request for discussions or negotiations regarding any Competing Proposal, notify Parent (which notice, if provided orally, shall be confirmed in writing) of any of the foregoing occurrences, the identity of the Person making such request, inquiry or Competing Proposal and a copy of such request, inquiry or Competing Proposal (or where no such copy is available, a reasonably detailed description of the material terms of such request, inquiry or Competing Proposal). Merger Partner shall keep Parent reasonably informed on a reasonably prompt basis (and in any event no later than twenty-four (24) hours) after the occurrence of any material changes or developments of the status of any such request, inquiry or Competing Proposal (including any material changes to the terms and conditions thereof and of any other material modification thereto), and any other material developments, discussions and negotiations with respect thereto (which shall remain subject to the other obligations of Parent hereunder), including promptly furnishing copies of any written inquiries, material correspondence and draft documentation and definitive agreements. Merger Partner agrees that, subject to applicable restrictions under applicable Law, it shall promptly (and in any event, within twenty-four (24) hours after the time it is provided to any third parties), provide to Parent any non-public information concerning Merger Partner or its Subsidiaries that Merger Partner provides to any third party in connection with any Competing Proposal which was not previously provided to Parent and SpinCo.

(e) Without limiting the foregoing in this Section 7.9, it is agreed that in the event any Subsidiary, director, officer or financial advisor of Merger Partner takes any action, on behalf of Merger Partner, which, if taken by

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

Merger Partner, would constitute a breach of this Section 7.9, and Merger Partner does not, if and to the extent possible, cure such breach within two (2) Business Days of the date on which Merger Partner obtains actual Knowledge of such breach, then Merger Partner shall be deemed to be in breach of this Section 7.9.

(f) For purposes of this Agreement:

(i) “Competing Proposal” means, other than the transactions contemplated by this Agreement, any proposal or offer from a third party relating to (A) a merger, scheme of arrangement, reorganization, sale of assets, share exchange, consolidation, business combination, recapitalization, dissolution, liquidation, or similar transaction involving Merger Partner or (B) any acquisition (whether by merger, scheme of arrangement, consolidation, sale of assets, equity investment, joint venture or otherwise) by any Person or group (as defined in or under Section 13 of the Exchange Act) other than Merger Partner or any of its Subsidiaries, Parent, SpinCo or any Affiliate thereof, in each of cases (A) and (B) resulting in, or any proposal or offer which if consummated would result in, any Person or group (as defined in or under Section 13 of the Exchange Act) becoming the beneficial owner, directly or indirectly, in one or a series of related transactions, of 20% or more of the total voting power of Merger Partner Common Stock, or 20% or more of the total assets taken as a whole.

(ii) “Superior Proposal” means an unsolicited bona fide written Competing Proposal (except the references therein to “20%” shall be replaced by “50%”) made by a third party which did not result from a breach of this Section 7.9, and which, in the good faith judgment of the Merger Partner Board after consultation with its outside financial and legal advisors, taking into account the various legal, financial and regulatory aspects of such Competing Proposal, (A) if accepted, is reasonably likely to be consummated in accordance with its terms and conditions and (B) if consummated, would result in a transaction that is more favorable to Merger Partner’s stockholders, from a financial point of view, than the Merger and the other transactions contemplated hereby, and after taking into account all adjustments or modifications to the terms and conditions thereof irrevocably agreed to in writing by Parent pursuant to Section 7.9(b) in response to such Superior Proposal.

(g) Exclusivity. Parent shall immediately cease, and shall cause its Subsidiaries and shall direct and use reasonable best efforts to cause its Representatives to immediately cease, any discussions or negotiations with any Person (other than Merger Partner or its Affiliates) that may be ongoing with respect to a SpinCo Proposal, or any proposal that would reasonably be expected to lead to a SpinCo Proposal, and, if as of the execution of this Agreement not already so requested, shall promptly request that each Person that has been provided with any confidential information in connection with any SpinCo Proposal prior to the date of this Agreement return or destroy, in accordance with the terms of any confidentiality agreement between Parent or its Subsidiaries and such Person, any confidential information that has been provided in any such discussions or negotiations and, if applicable, terminate any physical and electronic data or other diligence access previously granted to such Persons relating to a SpinCo Proposal. From the date hereof until the earlier to occur of (a) the termination of this Agreement pursuant to Article IX and (b) the Effective Time, Parent shall not, and shall cause its Subsidiaries and shall instruct and use reasonable best efforts to cause its and its Subsidiaries’ Representatives not to, directly or indirectly, (i) initiate, solicit or knowingly encourage any inquiries or the making of any proposal from or on behalf of a third party relating to any acquisition (whether by merger, purchase of Interests, purchase of assets or otherwise), exclusive license, joint venture, partnership, recapitalization, liquidation, dissolution or other transaction involving any portion of the business or assets of the SpinCo Business that, individually or in the aggregate, constitutes 20% or more of the net revenues, net income or assets of the SpinCo Business (taken as a whole) (any such proposal, a “SpinCo Proposal”), or any proposal or offer that would reasonably be expected to lead to a SpinCo Proposal, (ii) engage in, continue or otherwise participate in any discussions or negotiations regarding, or that could reasonably be expected to lead to, a SpinCo Proposal, or provide any information or data to any Person in connection with the foregoing, (iii) otherwise knowingly facilitate any effort or attempt to make a SpinCo Proposal or (iv) resolve or agree to do any of the foregoing; provided, that nothing in this Section 7.9(g) shall limit Parent’s ability to pursue or engage in any transaction relating to substantially all of the business of Parent and its Subsidiaries, taken as a whole (as opposed to solely the SpinCo Business), so long as such transaction (x) would not reasonably be expected to impact in any material and adverse manner the SpinCo

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

Entities or SpinCo Business and (y) would not reasonably be expected to interfere with, prevent or materially impair or delay Parent’s ability to comply with its obligations hereunder and under the Separation and Distribution Agreement or to consummate the transactions contemplated hereby or by the Separation and Distribution Agreement.

SECTION 7.10. Public Announcements. Merger Partner, Parent, SpinCo and Merger Sub shall use their reasonable best efforts to consult with each other before issuing any press release, having any communication with the press (whether or not for attribution), making any other public statement or scheduling any press conference or conference call with investors or analysts with respect to this Agreement or the transactions contemplated hereby and, except in respect of any public statement or press release (a) as Merger Partner, SpinCo or Parent may reasonably determine is required by applicable Law, court process or any obligations pursuant to any listing agreement with or rule of the NYSE or other applicable stock exchange or as Merger Partner, SpinCo and Parent deems necessary or advisable to comply with their respective SEC filing obligations or (b) that is consistent with the previous public statements or press releases made jointly by the Parties in investor conference calls, SEC filings or other documents approved by the Parties, shall not issue any such press release or make any such other public statement or schedule any such press conference or conference call before such consultation. Without limiting the obligations set forth in Section 7.10, Merger Partner shall not be required, however, to consult with or obtain any consent from Parent or SpinCo before issuing any press release or filing or making any other public statement with respect to a Merger Partner Change of Recommendation.

SECTION 7.11. Expenses.

(a) Except as otherwise expressly provided in the Separation and Distribution Agreement or this Agreement, including this Section 7.11, all Expenses incurred by the Parties shall be borne solely by the Party that has incurred such Expenses, whether or not the Merger is consummated.

(b) If the Merger is consummated in accordance with the terms and conditions of this Agreement, (i) all Expenses of printers utilized by the Parties in connection with printing and mailing the SpinCo Registration Statements, the Proxy Statement and, if applicable, the Schedule TO (“Printing Fees”), (ii) all SEC filing fees relating to the transactions contemplated by this Agreement (“SEC Filing Fees”), (iii) all filing fees payable to any Governmental Authority with respect to the filings of any required notices under the HSR Act or other Competition Law or Foreign Investment Law, including in connection with the Requisite Regulatory Approvals or any other regulatory approvals (“Regulatory Filing Fees”), (iv) all Expenses relating to a transfer or conveyance of any Asset or acceptance or assumption of any Liability pursuant to Sections 2.1(a), 2.1(b), 2.1(c) and 2.1(d) of the Separation and Distribution Agreement, in each case, which would have been a SpinCo Transaction Expense pursuant to the Separation and Distribution Agreement if incurred at or prior to the Closing, shall be borne 100% by Parent, and (v) all Commitment Fees, in each case, shall be borne 100% by SpinCo; provided, that, solely for administrative convenience, Parent directs Merger Partner to, and Merger Partner agrees it shall, make a cash payment equal to 100% of the aggregate amount of the Commitment Fees then outstanding on behalf of SpinCo to the applicable recipient on the date and solely to the extent that each such Commitment Fee becomes due and payable.

(c) In the case of a termination of this Agreement by Parent or Merger Partner for any reason pursuant to Article IX, (i) all Printing Fees, (ii) all SEC Filing Fees, (iii) all Regulatory Filing Fees and (iv) all Commitment Fees, in each case, shall be borne equally by Parent and Merger Partner; provided, however, that (A) in the case of a termination of this Agreement by Merger Partner pursuant to Section 9.3(b), all Printing Fees, all SEC Filing Fees, all Regulatory Filing Fees and all Commitment Fees, in each case, shall be borne 100% by Parent and (B) in the case of a termination of this Agreement by Parent pursuant to Section 9.4(b), all Printing Fees, all SEC Filing Fees, all Regulatory Filing Fees and all Commitment Fees, in each case, shall be borne 100% by Merger Partner.

SECTION 7.12. Section 16 Matters. Prior to the Effective Time, Merger Partner and SpinCo shall take all such steps as may be required to cause any dispositions of Merger Partner Common Stock (including derivative

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

securities with respect to Merger Partner Common Stock) or acquisitions of SpinCo Shares (including derivative securities with respect to SpinCo Shares), in each case resulting from the transactions contemplated by this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Merger Partner or SpinCo immediately prior to the Effective Time or will become subject to such reporting obligations, to be exempt under Rule 16b-3 promulgated under the Exchange Act, such steps to be taken in accordance with applicable SEC rules and regulations and interpretations of the SEC staff.

SECTION 7.13. Control of Other Party’s Business. Nothing contained in this Agreement shall give Parent or SpinCo, directly or indirectly, the right to control or direct Merger Partner’s operations prior to the Effective Time. Nothing contained in this Agreement shall give Merger Partner, directly or indirectly, the right to control or direct the operations of the SpinCo Business prior to the Effective Time. Prior to the Effective Time, each of Parent, SpinCo and Merger Partner shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its respective operations.

SECTION 7.14. SpinCo Share Issuance. Prior to the Distribution, SpinCo will take all actions necessary to authorize the issuance to Parent shareholders and Merger Partner stockholders of a number of SpinCo Shares to be made on the Distribution Date at the Effective Time which will equal the number of SpinCo Shares entitled to be received by Parent shareholders in the Distribution in accordance with the terms of the Separation and Distribution Agreement and the SpinCo Shares to be received in exchange for Merger Partner Common Stock in connection with the Merger. Each of Parent and SpinCo shall effect such amendments, filings or other actions with respect to its respective Organizational Documents as are necessary to effect the Distribution and the SpinCo Share Issuance in accordance with the terms of this Agreement.

SECTION 7.15. Exchange Offer. If Parent consummates the Exchange Offer and Parent’s shareholders subscribe for less than all of the SpinCo Shares in the Exchange Offer, Parent shall distribute, pro rata to its shareholders, any unsubscribed SpinCo Shares on the Distribution Date immediately following the consummation of the Exchange Offer so that Parent will be treated for U.S. federal income Tax purposes as having distributed all of the SpinCo Shares to its shareholders.

SECTION 7.16. Financials.

(a) As promptly as practicable following the date hereof (and in any event no later than August 1, 2026, with Parent using reasonable best efforts to deliver no later than July 22, 2026), Parent shall deliver to Merger Partner the following audited combined financial statements for the SpinCo Business and, if financial statements of SpinCo are required by the rules and regulations of the SEC to be included in the SpinCo Registration Statements, for SpinCo: the balance sheets as of December 31, 2023, 2024 and 2025 and the related statements of income, comprehensive income, equity and cash flows for the fiscal years ended December 31, 2023, 2024, and 2025, in each case accompanied by a report, without qualification or exception thereto, satisfying the requirements of Regulation S-X of the independent registered public accounting firm for the SpinCo Business and, if financial statements of SpinCo are required by the rules and regulations of the SEC to be included in the SpinCo Registration Statements, for SpinCo (collectively, the “Initial SpinCo Audited Financial Statements,” and the date on which Parent delivers to Merger Partner the Initial SpinCo Audited Financial Statements, the “Initial SpinCo Audited Financial Statements Delivery Date”). In the event that the Closing Date is after the end of the fiscal year ending December 31, 2026, Parent shall deliver to Merger Partner as promptly as practicable (but in any event by no later than 68 days, with Parent using reasonable best efforts to deliver no later than 60 days, after the end of such fiscal year), the audited combined financial statements for the SpinCo Business and, if financial statements of SpinCo are required by the rules and regulations of the SEC to be included in the SpinCo Registration Statements, for SpinCo as of the end of, and for, such fiscal year consisting of the balance sheets as of the end of December 31, 2025 and 2026 and the statements of income, comprehensive income, equity and cash flows for the fiscal years ended December 31, 2024, 2025, and 2026, in each case accompanied by a report, without qualification or exception thereto, satisfying the requirements of Regulation S-X of the independent registered public accounting firm for the SpinCo Business and, if financial statements of SpinCo are required by

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

the rules and regulations of the SEC to be included in the SpinCo Registration Statements, for SpinCo (together with the Initial SpinCo Audited Financial Statements, the “SpinCo Audited Financial Statements”). Parent shall provide Merger Partner with a reasonable opportunity to review preliminary drafts of the SpinCo Audited Financial Statements in advance of delivery pursuant to this Section 7.16(a).

(b) For the quarterly period ending June 30, 2026 and each subsequent quarterly period ending prior to the Closing Date, other than any calendar quarter ending December 31 (each, an “Interim Financial Period”), Parent shall deliver to Merger Partner the combined unaudited financial statements of the SpinCo Business and, if financial statements of SpinCo are required by the rules and regulations of the SEC to be included in the SpinCo Registration Statements, for SpinCo as of the end of, and for, such Interim Financial Period (the “SpinCo Interim Financial Statements”) consisting of the combined balance sheets as of the end of such Interim Financial Period and combined statements of income, comprehensive income and cash flows for such Interim Financial Period (and the portion of the fiscal year then ended) and the corresponding period of the prior fiscal year, which will have been reviewed by the independent registered public accounting firm for the SpinCo Business and, if financial statements of SpinCo are required by the rules and regulations of the SEC to be included in the SpinCo Registration Statements, for SpinCo as provided in AS 4105, Interim Financial Information. The SpinCo Interim Financial Statements will be delivered as promptly as practicable following the end of the corresponding Interim Financial Period but no later than 45 days after the end of such Interim Financial Period; provided that in no event shall Parent be required to deliver any SpinCo Interim Financial Statements prior to the Initial SpinCo Audited Financial Statements Delivery Date.

(c) In the event that the Closing Date is 60 days or more after the end of the fiscal year ending December 31, 2026, Merger Partner shall deliver to Parent as promptly as practicable (but in any event by no later than 60 days after the end of such fiscal year), the audited combined financial statements for Merger Partner as of the end of, and for, such fiscal year consisting of the balance sheets as of the end of such fiscal years and the statements of income, comprehensive income, equity and cash flows for such fiscal years as are required under Regulation S-X, in each case accompanied by a report satisfying the requirements of Regulation S-X of the independent registered public accounting firm for Merger Partner (the “Merger Partner Audited Financial Statements”).

(d) For each Interim Financial Period, Merger Partner shall deliver to Parent the combined unaudited financial statements of Merger Partner as of the end of, and for, such Interim Financial Period (the “Merger Partner Interim Financial Statements”) consisting of the combined balance sheets as of the end of such Interim Financial Period and combined statements of income, comprehensive income and cash flows for such Interim Financial Period (and the portion of the fiscal year then ended) and the corresponding period of the prior fiscal year, which will, if such financial statements are required by the rules and regulations of the SEC to be included in the SpinCo Registration Statements, have been reviewed by the independent registered public accounting firm for Merger Partner as provided in AS 4105, Interim Financial Information. The Merger Partner Interim Financial Statements will be delivered as promptly as practicable following the end of the corresponding Interim Financial Period but no later than 45 days after the end of such Interim Financial Period.

SECTION 7.17. Transaction Documents. Merger Partner shall, or shall cause its applicable Subsidiaries to, execute and deliver to Parent at or prior to the Closing each of the Transaction Documents to which it is or will be a party at the Effective Time. Parent and SpinCo shall, or shall cause their applicable Subsidiaries to, execute and deliver to Merger Partner at or prior to the Closing each of the Transaction Documents to which it is or will be a party at the Effective Time.

SECTION 7.18. Confidentiality. The terms of the Confidentiality Agreement are incorporated herein by reference and shall continue in full force and effect and shall survive the Closing and remain in full force and effect until their expiration in accordance with the Confidentiality Agreement; provided, however, that, upon the Closing the confidentiality obligations of Merger Partner contained in the Confidentiality Agreement shall terminate in respect of that portion of the Evaluation Material (as defined in the Confidentiality Agreement) exclusively relating to the SpinCo Business. If this Agreement is, for any reason, terminated prior to the Closing, the Confidentiality Agreement shall nonetheless continue in full force and effect in accordance with its terms.

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

SECTION 7.19. Royal Precision Purchase Agreement. In connection with the Closing, Parent shall cause Eaton Ohio to sell, assign, transfer and convey to Merger Partner, and Merger Partner shall purchase and acquire from Eaton Ohio, the Royal Precision Equity Interests upon the terms and subject to the conditions of the Royal Precision Purchase Agreement. The Parties shall or shall cause their applicable Subsidiaries to enter into such transfer documents as may be required pursuant to applicable Law to effect the transactions contemplated by the Royal Precision Purchase Agreement.

SECTION 7.20. Further Actions. Except as otherwise expressly provided in this Agreement, the Parties shall, and shall cause their respective Subsidiaries to, use their respective reasonable best efforts to take, or cause to be taken, all appropriate action, to do, or cause to be done, and to assist and cooperate with the other Parties in doing, all things necessary, proper or advisable under applicable Law to execute and deliver the Transaction Documents and such other documents and other papers as may be required to carry out the provisions of this Agreement and to consummate and make effective the transactions contemplated by this Agreement and the Separation and Distribution Agreement. Subject to the applicable terms of the Separation and Distribution Agreement and each other Transaction Document, from time to time after the Closing, without additional consideration, each Party shall, and shall cause its Subsidiaries to, execute and deliver such further instruments and take such other action as may be necessary or is reasonably requested by another Party hereto to make effective the transactions contemplated by this Agreement, the Separation and Distribution Agreement and the other Transaction Documents. Prior to the Closing, (i) SpinCo shall not terminate or assign the Separation and Distribution Agreement, consent to any amendment or modification of any provision of the Separation and Distribution Agreement or any Exhibit or Schedule thereto or waive compliance with any of the agreements or conditions contained in the Separation and Distribution Agreement, in each case, without the prior written consent of Merger Partner; and (ii) any consent, approval, authorization or similar action to be taken by SpinCo under the Separation and Distribution Agreement or other Transaction Document shall be subject to the prior written consent of Merger Partner (it being understood that, if any such matter is subject to a “not unreasonably withheld” or similar standard, such standard shall be applicable to such consent requirement by Merger Partner).

SECTION 7.21. Transaction Litigation. Merger Partner shall promptly notify Parent of, and keep Parent apprised in the defense of, any Action brought by stockholders of Merger Partner or in the name of Merger Partner against Merger Partner or its directors relating to the transactions contemplated by this Agreement, including the Merger, following Merger Partner becoming aware of any such Action; provided that prior to the Effective Time, Merger Partner shall not compromise, settle, come to an arrangement regarding or agree to compromise, settle or come to an arrangement regarding any Action arising or resulting from the transactions contemplated by this Agreement or consent to the same, without the prior written consent of Parent (not to be unreasonably withheld, conditioned or delayed) to the extent (a) such Action includes Parent or any of its Subsidiaries (other than the SpinCo Entities), directors or officers as named defendants or (b) such compromise, settlement or arrangement would reasonably be expected to have a material adverse effect on the ability of the Parties to perform their respective obligations hereunder, or to consummate the transactions contemplated hereby in a timely manner.

SECTION 7.22. Employee Benefits.

(a) The Parties agree that SpinCo Employees and the employees of Merger Partner, who, in each case, continue to remain employed following the Effective Time (together, the “Continuing Employees”) shall, during the period commencing at the Effective Time and ending on (x) December 31, 2027, if the Closing Date is on or before April 1, 2027 or (y) the 12-month anniversary of the Closing Date, if the Closing Date is after April 1, 2027 (or, in each case of clauses (x) and (y), if earlier, the employment termination date of such Continuing Employee), be provided with (A) a base salary or base hourly wage rate, as applicable, that is no less favorable than the base salary or base hourly wage rate, as applicable, provided to such Continuing Employee immediately prior to the Effective Time, (B) target annual cash bonus that are no less favorable than the target annual cash bonus provided to such Continuing Employee immediately prior to the applicable Effective Time, (C) long-term incentive opportunities that are no less favorable than those provided to similarly situated employees of Merger

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

Partner and (D) with respect to all other compensation and benefits (including health and welfare benefits, defined contribution retirement benefits, paid time off and any other compensation or benefits, but excluding defined benefit pension, post-employment welfare benefits, equity-based compensation, voluntary nonqualified deferred compensation, fringe benefits, perquisites and change of control, retention or other one-time awards) each Continuing Employee shall be eligible to participate in such plans, programs, policies and arrangements as may be established, maintained or designated by Surviving Corporation or its Affiliates from time to time, which may include plans, programs, policies and arrangements of SpinCo, Merger Partner or any of their respective Affiliates (whether in effect prior to, at or after the Effective Time) that are substantially similar in the aggregate to the compensation and benefits (subject to the same exclusions) provided to such Continuing Employees immediately prior to the Closing Date. The Parties agree that Continuing Employees shall, during the period commencing at the Effective Time and ending on the 12-month anniversary of the Closing Date (or, if earlier, the employment termination date of such Continuing Employee), be provided with the severance payments and benefits applicable to such Continuing Employee immediately prior to the applicable Effective Time subject to the execution of a release of claims.

(b) With respect to any Benefit Plan in which any Continuing Employee first becomes eligible to participate on or after the Effective Time, each Party shall: (i) use reasonable best efforts to cause any pre-existing conditions or limitations and eligibility waiting periods under any of its group health plans to be waived with respect to the other Party’s Continuing Employees and their eligible dependents, (ii) use reasonable best efforts to the extent administratively practicable, give the other Party’s Continuing Employees credit for the plan year in which the applicable Effective Time occurs (or the plan year in which the Continuing Employee first becomes eligible to participate in the applicable Benefit Plan, if later) towards applicable deductibles and annual out-of-pocket limits for medical expenses incurred during the plan year but prior to the Effective Time (or eligibility date, as applicable), for which payment has been made and (iii) give the other Party’s Continuing Employees service credit for such Continuing Employee’s employment with the other Party for purposes of vesting, benefit accrual and eligibility to participate under each applicable Benefit Plan, as if such service had been performed with such Party, except (A) for benefit accrual under defined benefit pension plans, (B) for purposes of qualifying for subsidized early retirement benefits (unless otherwise required under applicable Law), (C) under any plan that is frozen, grandfathered or closed to new participants, or (D) to the extent it would result in a duplication of benefits.

(c) From the date hereof through the Closing Date, neither Party nor its Subsidiaries shall make any material written communications to its own employees pertaining to compensation or benefit matters that are affected by the transactions contemplated by this Agreement without first providing the other Party with a copy of the intended communication and a reasonable period of time to review and comment on such communication, with any reasonable comments to be considered in good faith.

(d) To the extent that (i) applicable Law of any jurisdiction, or (ii) any applicable Collective Bargaining Agreement or other applicable agreement with a works council or economic committee would require the Surviving Corporation to provide any terms of employment to any Continuing Employee that are more favorable than those otherwise provided for herein, then the Surviving Corporation will provide such Continuing Employee with such more favorable terms. Prior to the Closing, Parent shall and shall cause its Affiliates (including SpinCo) to fully and timely satisfy any notice, information, consultation or bargaining obligations owed to the SpinCo Employees or their representatives with respect to the transactions contemplated by this Agreement under applicable Law and any Collective Bargaining Agreement or other agreement with an employee representative body and Merger Partner and its Affiliates shall reasonably cooperate with respect to the foregoing. Prior to the Closing, Merger Partner shall and shall cause its Affiliates to fully and timely satisfy any notice, information, consultation or bargaining obligations owed to the Merger Partner Service Providers or their representatives with respect to the transactions contemplated by this Agreement under applicable Law and any Collective Bargaining Agreement or other agreement with an employee representative body and Parent and its Affiliates shall reasonably cooperate with respect to the foregoing.

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

(e) Nothing contained in this Agreement is intended to (i) be treated as an amendment of any particular Benefit Plan, (ii) prevent any Party from amending or terminating any of their respective Benefit Plans in accordance with their terms, (iii) prevent any Party, after the applicable Effective Time, from terminating the employment of any Continuing Employee or (iv) create any third-party beneficiary rights in any Merger Partner Service Provider or SpinCo Service Provider, any beneficiary or dependent thereof, or any collective bargaining representative thereof, in connection with or arising out of this Agreement and the transactions contemplated by this Agreement, including with respect to the compensation, terms and conditions of employment or benefits that may be provided to any Continuing Employee by any Party or under any Benefit Plan which any Party may maintain.

(f) Parent shall provide Merger Partner with updated versions of the SpinCo Employee List no less than five (5) days prior to the Closing or upon Merger Partner’s reasonable request (provided that Parent shall not be required to provide an updated version of the SpinCo Employee List more than three (3) times in the aggregate between the date hereof and the Closing). Parent shall update the SpinCo Employee List to add any information that was restricted by applicable Law as soon as reasonably practicable following the Closing in accordance with applicable Law.

(g) Merger Partner agrees to take the actions set forth on Section 7.22(g) of the Merger Partner Disclosure Letter.

SECTION 7.23. Separation and Distribution Agreement Release. Following the Effective Time, Merger Partner shall not make, and shall not permit any member of the Merger Partner Group to make, any claim or demand, or commence any Action asserting any claim or demand, including any claim of contribution or any indemnification, against Parent or any member of the Parent Group, or any other Person released pursuant to Section 5.1(a) of the Separation and Distribution Agreement, with respect to any Liabilities released pursuant to Section 5.1(a) of the Separation and Distribution Agreement.

SECTION 7.24. Transfer Taxes. All sales, use, privilege, transfer (including real property transfer), intangible, recordation, registration, documentary, stamp, duty or similar Taxes (“Transfer Taxes”) imposed on, by account of, or with respect to the Merger shall be borne by the party on whom such Transfer Taxes are imposed. Parent, SpinCo and Merger Partner shall reasonably cooperate to prepare and timely file any Tax Returns relating to Transfer Taxes.

SECTION 7.25. Obligations of Merger Sub and SpinCo. Parent shall take all action necessary to cause SpinCo and Merger Sub to perform its obligations and take any actions contemplated or required under this Agreement or the Separation and Distribution Agreement, in each case to the extent arising prior to the Effective Time, to consummate the transactions contemplated hereby and thereby, including the Merger, the Restructuring and the Distribution, upon the terms and subject to the conditions set forth in this Agreement and the Separation and Distribution Agreement.

SECTION 7.26. Sole Shareholder Approvals. No later than twenty-four (24) hours after the execution of this Agreement, (a) the sole stockholder of Merger Sub will deliver the Merger Sub Approval and (b) the sole stockholder of SpinCo will deliver the SpinCo Shareholder Approval.

SECTION 7.27. Financing.

(a) Each of SpinCo (or, if applicable, any SpinCo Subsidiary party to the Debt Commitment Letter) and Merger Partner shall use its respective reasonable best efforts to (i) maintain in effect, until the earlier of the funding of the Financing (in an amount sufficient to fund the sum of the SpinCo Payment and the amount required to consummate the refinancing of outstanding indebtedness of Merger Partner under the Existing Credit Agreement and the Merger Partner Notes (and/or any short-term refinancing thereof) (the “Merger Partner Refinancing”) and to pay all related Expenses in each case pursuant to the Debt Commitment Letter) or the

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

effectiveness of the Financing Agreements, the commitment letter, dated as of the date this Agreement (including: (A) all exhibits, schedules, annexes and amendments to such agreement in effect as of the date hereof; and (B) any associated fee letters and engagement letters (together, as amended, restated, replaced, supplemented or otherwise modified from time to time in accordance with the terms of this Agreement and thereof, the “Debt Commitment Letter”)), from the financing sources party thereto (together with all additional lenders, agents and financing sources added to the Debt Commitment Letter, the “Lenders”), pursuant to which, among other things, the Lenders have committed to provide SpinCo (or, if applicable, any SpinCo Subsidiary party to the Debt Commitment Letter) and Merger Partner with debt financing, as applicable, in the amounts set forth therein (the debt financing contemplated by the Debt Commitment Letter, together with any amendment, modification, supplement, restatement, substitution or waiver thereof in accordance with the terms of this Agreement, including any permanent term loan facility and/or registered or Rule 144A offering or other private placement of senior unsecured notes in lieu of any portion thereof, being referred to as the “Financing”), (ii) comply with the obligations that are set forth in the Debt Commitment Letter that are applicable to SpinCo (or, if applicable, any SpinCo Subsidiary party to the Debt Commitment Letter) or Merger Partner, as applicable, and satisfy on a timely basis all conditions precedent in the Debt Commitment Letter that are within the control of SpinCo (or, if applicable, any SpinCo Subsidiary party to the Debt Commitment Letter) or Merger Partner, as applicable, (iii) fully enforce the rights of SpinCo (or, if applicable, any SpinCo Subsidiary party to the Debt Commitment Letter) and Merger Partner, as applicable, under the Debt Commitment Letter and (iv) assist with the renewal, replacement, backstopping, cash collateralization, termination or other similar customary arrangements in connection with any outstanding letters of credit, bank guarantees, performance bonds or similar instruments for the account of SpinCo and its Subsidiaries at or prior to Closing as may be reasonably requested by Merger Partner in connection with the Merger.

(b) In the event any funds in the amounts set forth in the Debt Commitment Letter or the Financing Agreements, or any portion thereof, become unavailable on the terms and conditions (including any “flex” or “securities demand” provisions) contemplated in the Debt Commitment Letter or the Financing Agreements, Parent, SpinCo and Merger Partner shall, and shall cause its respective Subsidiaries to, use reasonable best efforts to arrange to obtain promptly any such portion from the same or alternative sources, in an aggregate amount sufficient, when added to the portion of the Financing that is available, to allow SpinCo to make the SpinCo Payment and Merger Partner to consummate the Merger Partner Refinancing (the “Alternative Financing”), and to obtain a new financing commitment that provides for such Alternative Financing; provided, that (i) the terms of the Alternative Financing shall (A) be consistent with the Intended Tax Treatment of the transactions contemplated by the Transaction Documents (as reasonably determined by Parent and Merger Partner in good faith), (B) be customary and reasonable in light of then-prevailing market terms and (C) not contain any conditions to the consummation of such Alternative Financing that are more onerous than the conditions set forth in the Debt Commitment Letter as in effect on the date hereof, (ii) the terms and conditions of the Alternative Financing shall not be materially less favorable (a) with respect to final stated maturity, “all in yield”, interest rate margin or mandatory prepayment provisions or (b) otherwise, taken as a whole, to SpinCo or Merger Partner than those in the Debt Commitment Letter as in effect on the date hereof and (iii) none of SpinCo, Merger Partner or any of their respective Affiliates shall agree (without the consent of the other Party (such consent not to be unreasonably withheld, conditioned or delayed)) to any Alternative Financing that would result in the payment of fees or interest rates applicable to the Financing in excess of those contemplated by the Debt Commitment Letter. It is understood and agreed that references herein to (x) the Financing shall include any Alternative Financing and (y) the Debt Commitment Letter or the Financing Agreements shall include the commitment letter and definitive agreements, as applicable, in each case relating to any Alternative Financing.

(c) Each of SpinCo and Merger Partner shall give the other Party prompt written notice upon it obtaining Knowledge of (i) any material breach (or threatened material breach) or default (or any event or circumstance that, with or without notice, lapse of time or both, could reasonably be expected to give rise to any material breach or default) by any party to the Debt Commitment Letter or the Financing Agreements, (ii) any actual or threatened withdrawal, repudiation or termination of the Financing by any party to the Debt Commitment Letter or the Financing Agreements and (iii) any material dispute or disagreement between or among any of the parties

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

to the Debt Commitment Letter or Financing Agreements; provided that in no event shall SpinCo or Merger Partner be under any obligation to disclose any information pursuant to clauses (i), (ii) or (iii) that would waive the protection of attorney-client or similar privilege if SpinCo or Merger Partner shall have used reasonable best efforts to disclose such information in a way that would not waive such privilege. Neither SpinCo nor Merger Partner shall, without the prior written consent of the other Party, amend, modify, supplement, restate, substitute, replace, terminate, or agree to any waiver under the Debt Commitment Letter.

(d) Until the earlier of the Closing and the valid termination of this Agreement in accordance with Article IX, each of Parent, SpinCo and Merger Partner shall, and shall cause its respective Subsidiaries and its respective Representatives to, cooperate and use reasonable best efforts to cause the arrangement and consummation of the Financing, including, as applicable, by: (i) negotiating definitive agreements with respect thereto, on the terms and conditions (including any “flex” or “securities demand” provisions) contained in the Debt Commitment Letter or on such other terms as are reasonably acceptable to Parent, SpinCo and Merger Partner and that are not materially less favorable in the aggregate to SpinCo or Merger Partner than those in the Debt Commitment Letter as in effect on the date hereof (the “Financing Agreements”); (ii) participation in, and assistance with, the marketing efforts related to the Financing, including causing its respective management team, with appropriate seniority and expertise, and other representatives and advisors to assist in preparation for and to participate in a reasonable number of meetings, conference calls, road shows, presentations, due diligence sessions (including accounting due diligence sessions), drafting sessions and sessions with the Lenders, Lender Related Parties and rating agencies, in each case, upon reasonable notice and at agreeable dates and times mutually agreed between Parent, SpinCo and Merger Partner, provided that any such meeting or communication may be conducted virtually by videoconference or other media; (iii) delivering to the Lenders as promptly as reasonably practicable, and in any event at least four (4) Business Days prior to the Closing Date, of documentation and other information reasonably requested by the Lenders with respect to applicable “know-your-customer” and anti-money laundering rules and regulations at least nine (9) Business Days before the Closing Date; (iv) as promptly as reasonably practicable after the date hereof, providing (A) such information regarding the SpinCo Business and as is customary in connection with the Financing and (B) the following financial statements and other information: (x) with respect to the SpinCo Business, financial statements for an acquired business, management’s discussion and analysis of financial condition and results of operations, business and other financial data of the type customarily included in offering memoranda, private placement memoranda, prospectuses and similar documents, to consummate a registered or Rule 144A offering of senior unsecured notes (with the exception of a consolidating footnote to the financial statements for guarantors’ and non-guarantors’ financial information, as such information may be expressed in the body of the relevant disclosure document with disclosure customary for a Rule 144A offering, as applicable), (y) financial information of the SpinCo Business and Merger Partner and its Subsidiaries necessary for Parent, SpinCo and Merger Partner to prepare pro forma financial statements for such periods and as may be required by the SEC and applicable Law or customarily included in offering memoranda, private placement memoranda, prospectuses and similar documents, to consummate a Rule 144A offering of senior unsecured notes, including any pro forma financial information as may be required in connection with any Financing, prepared after giving effect to the transactions contemplated by this Agreement, the Separation Agreement and the Financing Agreements, which need not include adjustments for purchase accounting (including adjustments of the type contemplated by Financial Accounting Standards Board Accounting Standards Codification 805, Business Combinations (formerly SFAS 141R)) and (z) the financial information required by paragraph 3 of Exhibit B of the Debt Commitment Letter (subclauses (x) through (z) collectively, the “Required Financial Statements”) and such other pertinent and customary financial information with respect to the SpinCo Business and Merger Partner and its Subsidiaries as may be reasonably requested by Parent, SpinCo or Merger Partner to consummate the Financing to the extent that such information is of the type and form customarily included in a bank information memoranda or an offering memorandum with respect to a high yield debt securities, as applicable; (v) assisting the Lender Related Parties in the preparation of (A) syndication documents and materials, including bank information memoranda (confidential and public), lender and investor presentations, offering memoranda, exchange offer documentation, private placement memoranda, prospectuses and similar documents (including, in each case, using reasonable best efforts to procure permission for the use of industry reports and data referenced

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

therein) for the Financing as applicable and (B) materials for rating agency presentations, and similar documents in connection with the Financing, and assisting with the identification of any portion of the information contained therein relating to such Person that constitutes “material non-public information” of such Person, including providing reasonable and customary authorization letters to the Lenders authorizing the distribution of information to prospective lenders and other financing sources and containing customary 10b-5 representations and a customary representation that the public side versions of such documents, if any, do not include material non-public information about the SpinCo Business, Merger Partner or its Subsidiaries or their respective securities and as to the accuracy of the information relating to the SpinCo Business and Merger Partner and its Subsidiaries contained therein; (vi) causing the taking of corporate actions reasonably necessary to permit the completion of the Financing and executing and delivering, effective as of, and subject to the occurrence of, the Effective Time, customary pledge and security documents and certificates, documents and instruments relating to guarantees, collateral and other matters ancillary to the Financing, and otherwise facilitating the granting of security interests (and perfection thereof) and the pledging of collateral and the providing of guarantees, in each case, pursuant to the Financing Agreements; (vii) requesting that its independent accountants provide, and using reasonable best efforts to cause them to provide (including by delivering customary representation letters), customary comfort letters (including “negative assurance” comfort), customary agreed upon procedures letters (if required) and unqualified consents for use of their reports, on customary terms and consistent with customary practice in connection with the Financing; (viii) cooperating with any customary due diligence requests by the Lender Related Parties and their respective legal counsel; (ix) promptly upon becoming aware of any such new or revised information, updating any information provided by or on behalf of it, to ensure that such information does not contain any untrue statement of material fact or omit to state any material fact necessary in order to make the statements contained therein, in light of the circumstances under which they were made, not misleading and (x) consulting in good faith on the terms and conditions of the Financing.

(e) Notwithstanding anything to the contrary in this Section 7.27, (i) no action contemplated in this Section 7.27 shall be required if any such action shall: (A) require Parent or any of its Subsidiaries (other than SpinCo and its Subsidiaries) to be an issuer of or borrower under the Financing, (B) require any of Parent, SpinCo or Merger Partner, or any of their respective Subsidiaries, or any of the foregoing’s respective Representatives, to provide (or to have provided on its behalf) any certificates, legal opinions or negative assurance letters (other than (x) in the case of SpinCo, Merger Partner or their respective Subsidiaries, certificates, opinions, letters or other documentation delivered at the applicable pricing or closing of the Financing and (y) by delivering customary representation letters to its independent accounts as required in connection with subclause (d)(vii) above); (C) cause any director, officer or employee of Parent, SpinCo or Merger Partner, or any of their respective Subsidiaries, to incur any personal liability; (D) require Parent, SpinCo or Merger Partner, or any of their respective Subsidiaries, to execute and deliver any pledge or security documents or certificates, documents or instruments relating to the provision of collateral in connection with the Financing other than those related to SpinCo, Merger Partner and their respective Subsidiaries that shall not become effective until after the Distribution or the Effective Time, as the case may be, in each case in accordance with the Debt Commitment Letter and the Financing Agreements; (E) without limiting clauses (B) and (D) above, require Parent to execute and deliver any documentation related to the Financing other than (i) documentation executed and delivered by SpinCo and its Subsidiaries and (ii) customary comfort letters executed and delivered by Parent’s accountants (and customary representation letters related thereto executed and delivered by Parent, SpinCo or Merger Partner, or any of their respective Subsidiaries); (F) (1) jeopardize (in Parent’s or SpinCo’s reasonable determination) any attorney-client privilege of Parent, SpinCo or any of their respective Subsidiaries (in which case Parent, SpinCo and such Subsidiaries shall use reasonable best efforts to take such action in a manner that would not jeopardize such attorney-client privilege) or (2) jeopardize (in Merger Partner’s reasonable determination) any attorney-client privilege of Merger Partner or any of its Subsidiaries (in which case Merger Partner and such Subsidiaries shall use reasonable best efforts to take such action in a manner that would not jeopardize such attorney-client privilege); (G) unreasonably interfere with the ongoing operations of the business of Parent, SpinCo or Merger Partner, or any of their respective Subsidiaries; or (H) result in a material violation or breach of, or a default under, the Organizational Documents of Parent, SpinCo or Merger Partner, or any of their respective Subsidiaries, or any applicable Law.

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

(f) The Commitment Fees, whether incurred prior to or subsequent to Closing shall be borne by the Party or Parties responsible therefor pursuant to Section 7.11. To the extent required by Section 7.11, each of Merger Partner and Parent shall, and shall cause its Subsidiaries to promptly upon request by the other Party, reimburse such Party or any of its Subsidiaries for all reasonable and documented out-of-pocket costs and expenses (including reasonable and documented attorneys’ fees) incurred by Parent, SpinCo or any of their respective Subsidiaries (including the SpinCo Subsidiaries) in connection with cooperation provided for in this Section 7.27. Merger Partner shall indemnify, defend and hold harmless Parent, its Subsidiaries and their respective Representatives from and against any and all costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities (collectively, “Costs”) suffered or incurred by them in connection with any information provided by or on behalf of Merger Partner or its Subsidiaries utilized in connection with the provision of assistance pursuant to this Section 7.27, except, in each case, (i) in instances of gross negligence or willful misconduct on the part of Parent, its Subsidiaries and their respective Representatives (as determined in a final and nonappealable judgment) and (ii) with respect to any material misstatement or omission in information provided hereunder by any of the foregoing persons. Parent shall indemnify, defend and hold harmless Merger Partner, its Subsidiaries and their respective Representatives from and against any and all Costs suffered or incurred by them in connection with any information provided by or on behalf of Parent or its Subsidiaries utilized in connection with the provision of assistance pursuant to this Section 7.27, except, in each case, (i) in instances of gross negligence or willful misconduct on the part of Merger Partner, its Subsidiaries and their respective Representatives (as determined in a final and nonappealable judgment) and (ii) with respect to any material misstatement or omission in information provided hereunder by any of the foregoing persons. Any amount to be paid or reimbursed by Merger Partner or Parent, as applicable, pursuant to this Section 7.27 shall be paid or reimbursed within thirty days after presentation of an invoice or a written demand therefor and setting forth, or accompanied by, reasonable documentation or other reasonable explanation supporting such amount.

(g) All non-public or otherwise confidential information regarding the SpinCo Business obtained by Merger Partner or its Representatives pursuant to this Section 7.27 or otherwise shall be kept confidential in accordance with the terms of the Confidentiality Agreement. Notwithstanding any other provision set forth herein or in any other agreement between Parent and Merger Partner (or their respective Affiliates), Parent agrees that Merger Partner may share information with respect to SpinCo and the SpinCo Business (i) with the Lenders, and that Merger Partner and such Lenders may share such information with potential financing sources in connection with any marketing efforts for the Financing; provided, however, that the recipients of such information and any other information contemplated to be provided by Merger Partner or any of its Subsidiaries pursuant to this Section 7.27, agree to customary confidentiality arrangements, including “click through” confidentiality agreements or confidentiality provisions contained in customary bank books and offering memoranda or (ii) insofar as is necessary to comply with all applicable disclosure laws and regulations in connection with any offering of securities in connection with the Financing.

(h) All non-public or otherwise confidential information regarding Merger Partner and its Subsidiaries obtained by Parent, SpinCo or their respective Representatives pursuant to this Section 7.27 or otherwise shall be kept confidential in accordance with the terms of the Confidentiality Agreement. Notwithstanding any other provision set forth herein or in any other agreement between Parent or SpinCo, on the one hand, and Merger Partner, on the other hand (or their respective Affiliates), Merger Partner agrees that Parent and SpinCo may share information with respect to Merger Partner and its Subsidiaries (i) with the Lenders, and that Parent, SpinCo and such Lenders may share such information with potential financing sources in connection with any marketing efforts for the Financing; provided, however, that the recipients of such information and any other information contemplated to be provided by Parent, SpinCo or any of their respective Subsidiaries pursuant to this Section 7.27, agree to customary confidentiality arrangements, including “click through” confidentiality agreements or confidentiality provisions contained in customary bank books and offering memoranda or (ii) insofar as is necessary to comply with all applicable disclosure laws and regulations in connection with any offering of securities in connection with the Financing, in which event, Parent and SpinCo shall inform Merger Partner as promptly as practicable.

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

(i) Notwithstanding anything contained in this Agreement to the contrary, the Parties expressly acknowledge and agree that their obligations under this Agreement are not conditioned in any manner upon obtaining the Financing or any other financing (including any Alternative Financing).

(j) The Parties agree notwithstanding anything to the contrary contained herein, that decisions as to the terms and provisions of any Financing in lieu of the debt financing contemplated by the Debt Commitment Letter on the date hereof to be incurred by SpinCo (or any Subsidiary thereof) shall be made solely by Merger Partner, in consultation with SpinCo; provided that (i) all engagement letters, fee letters and definitive documentation related to such Financing, and the implementation of such Financing, shall (x) be consistent with the Intended Tax Treatment and not impede or prevent the delivery of the Parent Tax Opinions, and (y) be provided in draft form to SpinCo and its counsel prior to their distribution to any lender or counsel to any lender and in any event reasonably in advance of the execution thereof, and SpinCo and its counsel shall be afforded the right to comment thereon and all such comments shall be considered in good faith by Merger Partner and its counsel and (ii) SpinCo will have consent rights (such consent not to be unreasonably withheld, delayed or conditioned) solely with respect to any terms and conditions of such Financing that would reasonably be expected to be material and adverse to Parent or its Subsidiaries.

SECTION 7.28. Merger Partner Existing Credit Agreement. Merger Partner shall use reasonable best efforts to (i) obtain a customary pay-off letter (in form and substance reasonably acceptable to Parent) (the “Merger Partner Payoff Letter”) and customary release documentation for the release of all Liens related to, and the prepayment, payoff, discharge and termination in full of all obligations outstanding under, the Credit and Guaranty Agreement, dated as of June 9, 2016 (as amended by Amendment No. 1, dated as of August 17, 2017, Amendment No. 2, dated as of February 28, 2019, Amendment No. 3, dated as of August 30, 2019, Letter Amendment, dated as of November 22, 2019, Amendment No. 4, dated as of April 16, 2020, Letter Amendment, dated as of June 30, 2020, Amendment No. 5, dated as of March 25, 2021, Amendment No. 6 dated as of March 14, 2023, Amendment No. 7 dated as of July 31, 2025 and as further amended, supplemented or otherwise modified prior to the date hereof and after the date hereof in a manner not prohibited hereby, the “Existing Credit Agreement”) between Merger Partner, Dana International Luxembourg S.à r.l., a private limited liability company, the guarantors party thereto from time to time, the financial institutions and other institutional lenders party thereto from time to time, and Citibank, N.A., as the administrative agent and collateral agent, (ii) provide Parent with a copy of such Merger Partner Payoff Letter at least two (2) Business Days prior to the Closing Date and (iii) give (by the date required under the Existing Credit Agreement) any necessary notices (including notices of prepayment) to allow for the prepayment, payoff, discharge and termination in full of the Existing Credit Agreement at the Closing.

SECTION 7.29. Merger Partner Notes. Prior to the Closing Date, Merger Partner shall use its reasonable best efforts to take all actions as may be required in connection with the Transactions in accordance with, and subject to the terms of, the applicable provisions of the indentures governing the Merger Partner Notes. Merger Partner shall give Parent a reasonable opportunity to review any notice to noteholders or offer to purchase in connection with the foregoing prior to such notice or document being delivered to the applicable trustee or noteholders and shall in good faith consider any comments and reasonable changes requested by Parent or its counsel to such documents; provided that Merger Partner shall make any change requested by Parent in good faith to the extent such information relates to the Parent unless otherwise agreed between Parent and Merger Partner.

SECTION 7.30. Resignations. Parent and SpinCo shall use reasonable best efforts to obtain and deliver to Merger Partner, at or prior to the Effective Time, the resignation of each officer and director of SpinCo, except for any such officer or director who is to continue as an officer or director of SpinCo following the Effective Time pursuant to this Agreement.

SECTION 7.31. Works Council Matters. The Parties acknowledge and agree that they will satisfy all notification and consultation obligations with respect to any applicable works councils in all material respects

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

with respect to the Separation, the Distribution and the Merger (collectively, the “Transactions”). The Parties shall reasonably cooperate with each other in connection with such notification and consultation processes, and the Parties shall be provided with a reasonable opportunity to review in advance any proposed communications in connection therewith, and any information to be provided related to the Transactions, including the Financing and the expected consequences of the Transactions, shall be mutually agreed to by Merger Partner and Parent.

SECTION 7.32. Transition Services Agreement; Specified Commercial Arrangements.

(a) Transition Services Agreement. From the date hereof until the Closing, each of the Parties shall (i) cooperate reasonably with each other, to negotiate in good faith and use reasonable best efforts to agree upon the services schedules (Schedules A, B, C and D of the form of Transition Services Agreement set forth on Exhibit G to the Separation and Distribution Agreement) and (ii) execute and deliver at the Closing the Transition Services Agreement with such services schedules as shall have been mutually agreed by the Parties. The service charges associated with any such services shall be determined in accordance with the Services Charges Baseline Methodology (as defined in the Transition Services Agreement). The Parties shall cooperate reasonably with each other, negotiate in good faith and use reasonable best efforts to agree upon the terms of such services in the services schedules to the Transition Services Agreement, which services schedule shall describe in reasonable detail the nature, scope, service period(s) and other terms applicable to such services. Upon Merger Partner’s reasonable written request, until the Closing, Parent shall use its reasonable best efforts to provide Merger Partner with reasonably available information regarding the quality, priority, volume, service level and standard of care of any services provided by Parent or any Parent Subsidiary to the SpinCo Business during the twelve (12) month period prior to the Distribution Date.

(b) Specified Commercial Arrangements. From the date hereof until the Closing, each Party shall, and shall cause its applicable Subsidiaries to, use its respective reasonable best efforts to (i) negotiate and agree upon the terms of and (ii) cause the applicable members of the Parent Group and the SpinCo Group to execute and deliver agreements for the Specified Commercial Arrangements as promptly as reasonably practicable, and in any event at or prior to the Closing; provided, that, to the extent any agreement with respect to a Specified Commercial Arrangement has not been executed as of the Closing, the Parties shall continue to negotiate such agreement in good faith following the Closing. The terms and conditions of each Specified Commercial Arrangement shall be subject to the prior written approval of Merger Partner.

SECTION 7.33. Parent Names. Prior to Closing, Parent shall use good faith efforts to identify and disclose to Merger Partner any Parent Names used in the SpinCo Business during the twelve (12) month period prior to the Closing that are not described in subclause (a) of the definition of “Parent Names” (as defined in the Separation and Distribution Agreement) or listed on Attachment 1 to Section 1.1(q)(ii) of the Disclosure Letter to the Separation and Distribution Agreement.

SECTION 7.34. IT Systems Separation and Migration.

(a) The Parties shall, and shall cause their respective Affiliates to, use their reasonable best efforts to take the actions and activities set forth on Section 7.34 of the SpinCo Disclosure Letter (the “IT Separation Activities”) in connection with the separation of SpinCo’s information technology systems from the Parent Group’s systems and the migration, configuration, integration (the “IT Separation and Migration”). Section 7.34 of the SpinCo Disclosure Letter identifies, for each IT Separation Activity, whether such activity is to be performed by (i) Parent Group, (ii) Merger Partner Group or (iii) the applicable service provider under the Transition Services Agreement.

(b) All out-of-pocket fees, costs and expenses incurred in connection with the IT Separation and Migration (collectively, “IT Separation Costs”) shall be borne by the Party designated as responsible for the applicable action or activity on Section 7.34 of the SpinCo Disclosure Letter. To the extent that any IT Separation Activities are designated as services to be provided under the Transition Services Agreement, the fees and expenses related

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

thereto shall be governed by the Transition Services Agreement. In the event of any conflict between a Transaction Document and an allocation of IT Separation Costs expressly provided on Section 7.34 of the SpinCo Disclosure Letter, Section 7.34 of the SpinCo Disclosure Letter shall control.

SECTION 7.35. IP License Cooperation. Prior to Closing, (a) upon Parent gaining Knowledge thereof, Parent shall provide written notice to Merger Partner of any limitations or restrictions preventing Parent or the applicable members of the Parent Group from having Control (as defined in Exhibit C to the Separation and Distribution Agreement) of the Other Parent Items (as defined in Exhibit C to the Separation and Distribution Agreement) as of the Closing, the lack of a license to which under Section 2.1 of the Intellectual Property Cross License Agreement would limit the SpinCo Group’s conduct of the SpinCo Business after the Closing in a manner that is material to the business as a whole as conducted during the twelve (12) month period prior to the Closing; and (b) upon written notice from Merger Partner identifying any such limitation or restriction, Parent shall use reasonable best efforts to remove, or cause the removal of, such material limitation so as to secure for the applicable member of the SpinCo Group the benefit of the license rights contemplated under Section 2.1 of the Intellectual Property Cross License Agreement with respect to the affected Intellectual Property for the applicable SpinCo Group member(s) to conduct the SpinCo Business after the Closing as conducted during the twelve (12) month period prior to the Closing; provided, further, nothing in this Section 7.35 shall require any Party or any of its Affiliates to contribute capital, pay or grant any consideration or concession in any form (including providing any letter of credit, guaranty or other financial accommodation) to any third party in order to remove, resolve or address any such restriction.

ARTICLE VIII

CONDITIONS TO THE MERGER

SECTION 8.1. Conditions to the Obligations of SpinCo, Parent, Merger Partner and Merger Sub to Effect the Merger. The respective obligations of each Party to consummate the Merger shall be subject to the fulfillment (or, to the extent permitted by applicable Law, written waiver by Parent and Merger Partner) at or prior to the Closing of the following conditions:

(a) (x) any applicable waiting period under the HSR Act shall have expired or been terminated and (y) all other Requisite Regulatory Approvals shall have been obtained or deemed obtained, as applicable, and shall remain in full force and effect and all statutory waiting periods (and any extensions thereof) in respect thereof shall have expired or been terminated or the relevant Governmental Authorities shall have declined jurisdiction, as applicable;

(b) the Restructuring and the Distribution shall have been consummated in accordance with the Separation and Distribution Agreement;

(c) (i) the SpinCo Registration Statements shall have become effective in accordance with the Securities Act (or, in the case of the SpinCo Distribution Registration Statement on Form 10, in accordance with the Exchange Act) and shall not be the subject of any stop order or Actions seeking a stop order and (ii) (A) if the Distribution is effected, in whole or in part, as an Exchange Offer, the applicable offer period shall have expired, and (B) if the Distribution is effected in whole or in part as a One-Step Spin-Off or Clean-Up Spin Off, the applicable notice periods required by the applicable stock exchange rules or securities Laws shall have expired;

(d) the SpinCo Shares to be distributed pursuant to the Distribution and issued pursuant to the Merger shall have been approved for listing on the NYSE, subject to official notice of issuance;

(e) the Merger Partner Stockholder Approval shall have been obtained, in accordance with applicable Law and the rules and regulations of the NYSE; and

(f) (i) No Governmental Authority of competent jurisdiction (i) in any jurisdiction where any of Parent, SpinCo or Merger Partner conducts non de minimis operations or owns non de minimis amounts of assets shall

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

have enacted any Law or (ii) shall have issued or granted any Governmental Order or injunction whether temporary, preliminary or permanent, in each of cases (i) and (ii), that remains in effect and that has the effect of restraining, enjoining or prohibiting the Restructuring, the Distribution or the Merger.

SECTION 8.2. Additional Conditions to the Obligations of Parent, SpinCo and Merger Sub. The obligation of Parent, SpinCo and Merger Sub to consummate the Merger shall be subject to the fulfillment (or, to the extent permitted by applicable Law, waiver by Parent) at or prior to the Closing of the following additional conditions:

(a) Merger Partner shall have performed in all material respects all obligations and complied in all material respects with all covenants required by this Agreement to be performed or complied with at or prior to the Closing;

(b) all representations and warranties made by Merger Partner set forth in Article VI (other than Section 6.1(a), Section 6.2(a), Section 6.3, Section 6.6(b) and Section 6.18), without giving effect to materiality, Material Adverse Effect or similar qualifications, shall be true and correct in all respects at and as of the date hereof and as of the Closing Date as though such representations and warranties were made at and as of the Closing Date (except in the case of any representation or warranty that by its terms addresses matters only as of another specified date, which shall be so true and correct only as of such specified date), except to the extent the failure of such representations and warranties to be true and correct (without giving effect to materiality, Material Adverse Effect or similar qualifications) would not have, individually or in the aggregate, a Merger Partner Material Adverse Effect. The representations and warranties made by Merger Partner set forth in Section 6.1(a), Section 6.3 and Section 6.18 shall be true and correct in all material respects at and as of the date hereof and as of the Closing Date as though such representations and warranties were made at and as of the Closing Date (except in the case of any representation or warranty that by its terms addresses matters only as of another specified date, which shall be so true and correct only as of such specified date). The representations and warranties made by Merger Partner set forth in Section 6.2(a) and Section 6.6(b) shall be true and correct in all respects at and as of the date hereof and as of the Closing Date as though such representations and warranties were made at and as of the Closing Date (other than for de minimis deviations in the case of Section 6.2(a)), and except in the case of any representation or warranty that by its terms addresses matters only as of another specified date, which shall be so true and correct only as of such specified date;

(c) Merger Partner shall have delivered to Parent a certificate dated as of the Closing Date signed by a senior officer of Merger Partner to the effect that the conditions set forth in Section 8.2(a) and Section 8.2(b) have been satisfied;

(d) Parent shall have received the Parent Tax Opinions from Parent Tax Counsel, which opinions shall not have been withdrawn or modified in any material respect; and

(e) Merger Partner (or a Subsidiary thereof) shall have entered into the applicable Transaction Documents, and to the extent applicable, performed the covenants to be performed prior to the Closing in all material respects, and each such agreement shall be in full force and effect.

SECTION 8.3. Additional Conditions to the Obligations of Merger Partner. The obligation of Merger Partner to consummate the Merger shall be subject to the fulfillment (or, to the extent permitted by applicable Law, waiver by Merger Partner) at or prior to the Closing of the following additional conditions:

(a) SpinCo, Merger Sub and Parent shall have performed in all material respects and complied in all material respects with all covenants required by this Agreement to be performed or complied with at or prior to the Closing;

(b) All representations and warranties made by Parent set forth in Article IV and Article V (other than Section 4.1, Section 4.2, Section 4.5, Section 5.1(a), Section 5.2(a), Section 5.2(b), Section 5.3, Section 5.6(b), Section 5.17 and Section 5.18), without giving effect to materiality, Material Adverse Effect or similar

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

qualifications, shall be true and correct in all respects at and as of the date hereof and as of the Closing Date as though such representations and warranties were made at and as of the Closing Date (except in the case of any representation or warranty that by its terms addresses matters only as of another specified date, which shall be so true and correct only as of such specified date), except to the extent the failure of such representations and warranties to be true and correct (without giving effect to materiality, Material Adverse Effect or similar qualifications) would not have, individually or in the aggregate, a SpinCo Material Adverse Effect. The representations and warranties made by Parent set forth in Section 4.1, Section 4.2, Section 4.5, Section 5.1(a), Section 5.2(b), Section 5.2(d), Section 5.3, Section 5.17, and Section 5.18 shall be true and correct in all material respects at and as of the date hereof and as of the Closing Date as though such representations and warranties were made at and as of the Closing Date (except in the case of any representation or warranty that by its terms addresses matters only as of another specified date, which shall be so true and correct only as of such specified date). The representations and warranties made by Parent set forth in Section 5.2(a) and Section 5.6(b) shall be true and correct in all respects at and as of the date hereof and as of the Closing Date as though such representations and warranties were made at and as of the Closing Date (other than for de minimis deviations in the case of Section 5.2(a)) and except in the case of any representation or warranty that by its terms addresses matters only as of another specified date, which shall be so true and correct only as of such specified date;

(c) Parent shall have delivered to Merger Partner a certificate dated as of the Closing Date signed by a senior officer of Parent to the effect that each of the conditions set forth in Section 8.3(a) and Section 8.3(b) have been satisfied;

(d) SpinCo, Merger Sub and Parent (or a Subsidiary thereof) shall have entered into the applicable Transaction Documents, and to the extent applicable, performed the covenants to be performed prior to the Effective Time in all material respects, and each such agreement shall be in full force and effect; and

(e) Merger Partner shall have received the Merger Tax Opinion from Merger Partner Tax Counsel, which opinion shall not have been withdrawn or modified in any material respect.

ARTICLE IX

TERMINATION

SECTION 9.1. Termination by Mutual Consent. This Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time prior to the Effective Time, whether before or after the time the Merger Partner Stockholder Approval is obtained, by mutual written consent of Merger Partner and Parent.

SECTION 9.2. Termination by Either Parent or Merger Partner. This Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time prior to the Effective Time by either Merger Partner or Parent if:

(a) the Closing shall not have occurred by June 10, 2027 (the “Outside Date”), whether such date is before or after the time the Merger Partner Stockholder Approval is obtained; provided that the right to terminate this Agreement pursuant to this Section 9.2(a) shall not be available to any Party that has breached in any material respect its obligations under this Agreement or the Separation and Distribution Agreement in any manner that shall have been the primary cause of the failure of the condition set forth in this Section 9.2(a); and provided, that if, as of the Outside Date, all of the conditions set forth in Article VIII have been satisfied or waived (other than those conditions set forth in Section 8.1(a), Section 8.1(f) to the extent relating to any applicable Competition Laws or Foreign Investment Laws or Section 8.1(b)), then either Parent or Merger Partner may, by written notice to the other Party delivered on or prior to the Outside Date, extend the Outside Date for an additional period of three months (the “Antitrust Extension Period”).

(b) the Merger Partner Stockholder Approval shall not have been obtained upon a vote taken thereon at the Merger Partner Stockholder Meeting or at any adjournment or postponement thereof; or

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

(c) a Governmental Authority of competent jurisdiction (i) in any jurisdiction where any of Parent, SpinCo or Merger Partner conducts non de minimis operations or owns non de minimis amounts of assets shall have enacted any Law or (ii) shall have issued or granted any final and non-appealable Governmental Order, in each of cases (i) and (ii) that is still in effect, permanently enjoining or prohibiting the Restructuring, the Distribution or the Merger; provided that the right to terminate this Agreement pursuant to this Section 9.2(c) shall not be available to any Party that has breached in any material respect its obligations under this Agreement or the Separation and Distribution Agreement in any manner that shall have been the primary cause of the failure of the condition set forth in this Section 9.2(c).

SECTION 9.3. Termination by Merger Partner. This Agreement may be terminated by Merger Partner and the transactions contemplated hereby may be abandoned at any time prior to the Effective Time by Merger Partner if:

(a) at any time prior to the time the Merger Partner Stockholder Approval is obtained, (i) the Merger Partner Board (or any committee thereof) authorizes Merger Partner to enter into a definitive written agreement with respect to a Superior Proposal, (ii) Merger Partner enters into a definitive written agreement providing for such Superior Proposal concurrently with or immediately after the termination of this Agreement and (iii) Merger Partner, prior to or concurrently with such termination, pays to Parent the Termination Fee pursuant to Section 9.5(b); provided, that such actions shall have been made in compliance with Section 7.9(b);

(b) there has been a breach of any representation, warranty, covenant or agreement made by Parent, Merger Sub or SpinCo in this Agreement, or any such representation and warranty shall have become untrue after the date hereof, such that any of the conditions set forth in Section 8.3(a) or Section 8.3(b) would not be satisfied and such breach or condition is not curable or, if curable, is not cured within the earlier of (i) 45 days after written notice thereof is given by Merger Partner to Parent and (ii) three (3) Business Days before the Outside Date; provided, however, that Merger Partner is not also in breach of this Agreement such that any of the conditions set forth in Section 8.2(a) or Section 8.2(b) would not be satisfied and such breach or condition is not curable or, if curable, is not cured within the earlier of (i) 45 days after written notice thereof is given by Parent to Merger Partner and (ii) three (3) Business Days before the Outside Date.

SECTION 9.4. Termination by Parent. This Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time prior to the Effective Time by Parent if:

(a) at any time prior to the time the Merger Partner Stockholder Approval is obtained, the Merger Partner Board shall have made a Merger Partner Change of Recommendation, whether or not permitted by the terms hereof, or Merger Partner shall have publicly announced, a Merger Partner Change of Recommendation; or

(b) there has been a breach of any representation, warranty, covenant or agreement made by Merger Partner in this Agreement, or any such representation and warranty shall have become untrue after the date hereof, such that any of the conditions set forth in Section 8.2(a) or Section 8.2(b) would not be satisfied and such breach or condition is not curable or, if curable, is not cured within the earlier of (i) 45 days after written notice thereof is given by Parent to Merger Partner and (ii) three (3) Business Days before the Outside Date; provided, however, that Parent is not also in breach of this Agreement such that any of the conditions set forth in Section 8.3(a) or Section 8.3(b) would not be satisfied and such breach or condition is not curable or, if curable, is not cured within the earlier of (A) 45 days after written notice thereof is given by Merger Partner to Parent and (B) three (3) Business Days before the Outside Date.

SECTION 9.5. Effect of Termination and Abandonment.

(a) Except as provided in paragraphs (b) through (d) directly below, in the event of termination of this Agreement and the abandonment of the Merger pursuant to this Article IX, this Agreement shall become void and of no effect with no liability to any Person on the part of any Party (or of any of its Representatives or Affiliates); provided, however, and notwithstanding anything in the foregoing to the contrary, that (i) subject to

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

clause (d) directly below, no such termination shall relieve any Party of any liability or damages to the other Party resulting from any Willful Breach of this Agreement and (ii) this Section 9.5 and Article X shall survive the termination of this Agreement.

(b) In the event that:

(i) this Agreement is terminated (A) pursuant to Section 9.4(b), (B) pursuant to Section 9.2(a) without a vote of the stockholders of Merger Partner contemplated at the Merger Partner Stockholder Meeting having occurred and provided that the conditions set forth in Section 8.1(a) and Section 8.1(f) shall have been satisfied at such time of termination; or (C) pursuant to Section 9.2(b), and (x) in any such case, a Competing Proposal shall have been publicly announced (or otherwise communicated to the Merger Partner Board) at any time after the date of this Agreement, and such Competing Proposal was not withdrawn or otherwise abandoned at least five (5) Business Days prior to (I) in the case of a termination pursuant to Section 9.2(b), the Merger Partner Stockholder Meeting or (II) in the case of a termination pursuant to Section 9.4(b), the breach giving rise to such termination and (y) within twelve (12) months after the date of such termination, a transaction in respect of a Competing Proposal is consummated or Merger Partner enters into an Alternative Acquisition Agreement in respect of a Competing Proposal (which, in each case, need not be the same Competing Proposal that was made, disclosed or communicated prior to the termination hereof); provided that, solely for purposes of this Section 9.5(b)(i), all references to 20% in the definition of “Competing Proposal” shall instead refer to 50%;

(ii) this Agreement is terminated by Parent pursuant to Section 9.4(a); or

(iii) this Agreement is terminated by Merger Partner pursuant to Section 9.3(a);

then Merger Partner shall pay Parent (or its designee(s)) a termination fee of $158,700,000 (the “Termination Fee”) (less any amounts paid pursuant to Section 9.5(e)) by wire transfer of same-day funds, such payment to be made on the date of entry into an Alternative Acquisition Agreement or consummation of a Competing Proposal (whichever is earlier) in the case of clause (i) above, within three (3) Business Days after such termination in the case of clause (ii) above, and prior to or concurrently with termination in the case of clause (iii) above.

(c) Each of the Parties acknowledges and agrees that the covenants and obligations contained in this Section 9.5 are an integral part of the transactions contemplated by this Agreement, and that, without these covenants and obligations, the Parties would not have entered into this Agreement and that the Termination Fee is not a penalty, but rather is liquidated damages in a reasonable amount that will compensate Parent and SpinCo in the circumstances in which such Termination Fee is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement, the Separation and Distribution Agreement and the other Transaction Documents and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby and by the Transaction Documents, which amount would otherwise be impossible to calculate with precision. In the event that Merger Partner fails to promptly pay when due the Termination Fee pursuant to Section 9.5(b) and, in order to obtain such payment Parent commences an Action that results in a judgment against Merger Partner for payment of the Termination Fee, Merger Partner shall pay to Parent its reasonable and documented costs and expenses (including reasonable attorneys’ fees) in connection with such Action, together with interest on the Termination Fee at the prime rate set forth in the Wall Street Journal, Eastern Edition, in effect on the date such payment was required to be made from the date such payment was required to be made through the date of payment.

(d) The Parties acknowledge and agree that in no event shall Merger Partner be required to pay the Termination Fee on more than one occasion. Notwithstanding anything in this Agreement to the contrary, upon payment of the Termination Fee in accordance with Section 9.5(b), Merger Partner shall have no further liability to Parent, Merger Sub or SpinCo with respect to this Agreement, the Separation and Distribution Agreement or the other Transaction Documents or the transactions contemplated hereby or thereby; provided, however, that payment by Merger Partner of the Termination Fee shall not relieve Merger Partner from any liability or damages resulting from any Willful Breach of this Agreement.

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

(e) If this Agreement is terminated pursuant to Section 9.2(b) or is terminated pursuant to any other subsection of Section 9.1 or Section 9.2 and, at such time, Parent was entitled to terminate this Agreement pursuant to Section 9.2(b), Merger Partner shall pay to Parent its Expenses incurred since February 25, 2026 in an amount not to exceed $20,000,000. Any Expenses of Parent due under this Section 9.5(e) shall be paid by wire transfer of immediately available funds no later than two (2) Business Days after receipt by Merger Partner of an itemized statement identifying such Expenses.

ARTICLE X

MISCELLANEOUS

SECTION 10.1. Non-Survival of Representations, Warranties and Agreements. The covenants and agreements that by their terms are to be performed following the Closing pursuant to any Transaction Document, including the Separation and Distribution Agreement or this Agreement shall survive the Effective Time in accordance with their terms and all other covenants and agreements herein and therein shall terminate and shall not survive the Closing. None of the representations or warranties in this Agreement or in any certificate or instrument delivered pursuant to this Agreement shall survive the Effective Time. The Confidentiality Agreement shall survive the execution and delivery of this Agreement and any termination of this Agreement, and the provisions of the Confidentiality Agreement shall apply to all information and material furnished by any Party or its Representatives thereunder or hereunder; provided that, following the Effective Time, Merger Partner shall have no obligations under the Confidentiality Agreement with respect to information to the extent related to the SpinCo Entities or the SpinCo Business or included in the SpinCo Assets (except to the extent relating to assets retained by, or liabilities assumed by, Parent or its Subsidiaries (other than the SpinCo Entities) pursuant to the Separation and Distribution Agreement), which information shall no longer be considered “Evaluation Material” (as defined in the Confidentiality Agreement) for purposes thereof.

SECTION 10.2. Notices. All notices and other communications among the Parties shall be in writing and shall be deemed to have been duly given (a) when delivered in person, (b) when delivered after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepaid, (c) when delivered by FedEx or other internationally recognized overnight delivery service or (d) when delivered by email (so long as the sender of such email does not receive an automatic reply from the recipient’s email server indicating that the recipient did not receive such email), addressed as follows:

if to Parent or SpinCo, to:

Eaton Corporation plc

c/o Eaton Corporation

1000 Eaton Boulevard

Cleveland, OH 44122

Attention:      [***]

Email:      [***]

with a copy (which shall not constitute notice) to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019

Attention:    Dotun O. Obadina

       Steven J. Williams

Email:     dobadina@paulweiss.com

       swilliams@paulweiss.com

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

if to Merger Partner, to:

Dana Incorporated

3939 Technology Drive

Maumee, OH 43537

Attention:      [***]

Email:      [***]

with a copy (which shall not constitute notice) to:

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

Attention:   David M. Klein, P.C.

        Rachael G. Coffey, P.C.

        Brian H. Junquera

Email:       dklein@kirkland.com

 rachael.coffey@kirkland.com

 brian.junquera@kirkland.com

or to such other address or addresses as the Parties may from time to time designate in writing.

SECTION 10.3. Amendments and Waivers.

(a) Any Party may, at any time prior to the Closing, by action taken by its board of directors, or officers thereunto duly authorized, waive any of the terms or conditions of this Agreement or (without limiting Section 10.3(b)) agree to an amendment or modification to this Agreement by an agreement in writing executed in the same manner (but not necessarily by the same Persons) as this Agreement. No waiver by any of the Parties of any breach hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent breach hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence. The failure or delay of any Party to assert any of its rights hereunder or otherwise shall not constitute a waiver of such rights. No waiver by any of the Parties of any of the provisions hereof shall be effective unless explicitly set forth in writing and executed by the Party sought to be charged with such waiver.

(b) This Agreement may be amended or modified in whole or in part, only by a duly authorized agreement in writing executed by the Parties in the same manner as this Agreement and which makes reference to this Agreement. No amendment or modification shall be made which by Law requires further approval by the stockholders of Merger Partner without obtaining the further approval of such stockholders.

(c) No amendment, modification or waiver to this Section 10.3, Section 10.4 or Section 10.5(b) (or any of the defined terms used herein or therein or any other provision of this Agreement to the extent a modification, waiver or termination of such defined term or provision would modify the substance of such Section or, solely as they relate to such Section, the definitions of any terms used) to the extent materially adversely affecting any of the Lenders or any of the other Lender Related Parties, shall be effective with respect to such affected Lender or other Lender Related Party unless the affected Lender Related Parties that are party to the Debt Commitment Letter or any other applicable Financing Agreement provide their prior written consent to such amendment, modification or waiver.

SECTION 10.4. Governing Law; Jurisdiction; WAIVER OF JURY TRIAL.

(a) This Agreement, and all Actions (whether in contract, tort, equity or otherwise) that may be based upon, arise out of or relate to this Agreement (including any Schedule or Exhibit hereto) or the negotiation, execution or performance hereof (including any claim, dispute, controversy or cause of action based upon, arising out of or

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

related to any representation or warranty made in or in connection with this Agreement or as an inducement to enter into this Agreement) shall be governed by and construed in accordance with the Law of the State of Delaware, without regard to the choice of law or conflicts of law principles thereof. The Parties expressly waive any right they may have, now or in the future, to demand or seek the application of a governing Law other than the Law of the State of Delaware.

(b) Each of the Parties hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the Court of Chancery of the State of Delaware (or, if such court shall not have jurisdiction, any federal court of the United States of America sitting in Delaware, or if jurisdiction is not then available in such federal court, then in any Delaware state court sitting in New Castle County) and any appellate court from any appeal thereof (the “Chosen Courts”) in any Action arising out of or relating to this Agreement or the Transaction Documents or the transactions contemplated hereby or thereby or for recognition or enforcement of any judgment relating thereto, and each of the Parties hereby irrevocably and unconditionally (i) agrees not to commence any such Action except in such courts, (ii) agrees that any claim in respect of any such Action may be heard and determined in the Chosen Courts, (iii) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such Action in the Chosen Courts and (iv) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such Action in the Chosen Courts. Notwithstanding anything to the contrary contained in this Agreement, each Party on behalf of itself and its controlled Affiliates: (i) agrees that it will not bring or support any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise against any of the Lenders or their Lender Related Parties in any way relating to this Agreement, the Financing, or any of the transactions contemplated hereby or thereby, in any forum other than the federal and New York state courts located in the Borough of Manhattan within the City of New York; (ii) agrees that, except as specifically set forth in the Debt Commitment Letter or the Financing Agreements, all claims or causes of action (whether at law, in equity, in contract, in tort or otherwise) against any of the Lenders or their Lender Related Parties relating to this Agreement, the Merger, or any of the transactions contemplated by this Agreement or the performance of services related hereto, including any dispute arising out of or relating in any way to the Financing, shall be exclusively governed by and construed in accordance with the internal Laws of the State of New York; (iii) agrees to waive and hereby waives, irrevocably and unconditionally, any right to a trial by jury in any such legal action, suit or proceeding against any of the Lenders or their Lender Related Parties relating to the Financing; (iv) that service of process, summons, notice or document by registered mail addressed to it shall be effective service of process against it for any such action or proceeding brought in any such court; and (v) agrees to waive and hereby waives, to the fullest extent permitted by applicable Law, any objection which such Party may now or hereafter have to the laying of venue of, and the defense of an inconvenient forum to the maintenance of, any such legal action, suit or proceeding against any of the Lenders or their Lender Related Parties relating to the Financing in any such court. Each of the Parties agrees that a final judgment in any such Action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each Party irrevocably consents to service of process in the manner provided for notices in Section 10.2. Nothing in this Agreement will affect the right of any party to this Agreement to serve process in any other manner permitted by Law.

(c) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, AND ANY OF THE TRANSACTION DOCUMENTS (INCLUDING ANY SCHEDULE OR EXHIBIT) OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. NO PARTY TO THIS AGREEMENT SHALL SEEK A JURY TRIAL IN ANY LAWSUIT, PROCEEDING, COUNTERCLAIM OR ANY OTHER LITIGATION PROCEDURE BASED UPON, OR ARISING OUT OF, THIS AGREEMENT OR ANY RELATED INSTRUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY. NO PARTY WILL SEEK TO CONSOLIDATE ANY SUCH ACTION IN WHICH A JURY TRIAL HAS BEEN WAIVED WITH ANY

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

OTHER ACTION IN WHICH A JURY TRIAL CANNOT BE OR HAS NOT BEEN WAIVED. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (III) IT MAKES SUCH WAIVERS VOLUNTARILY AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.4(c). NO PARTY HAS IN ANY WAY AGREED WITH OR REPRESENTED TO ANY OTHER PARTY THAT THE PROVISIONS OF THIS SECTION  10.4(c) WILL NOT BE FULLY ENFORCED IN ALL INSTANCES.

SECTION 10.5. Assignment; Parties in Interest; Non-Parties.

(a) No Party may assign its rights or delegate its duties under this Agreement without the prior written consent of the other Parties; provided, that SpinCo and Merger Partner may assign any or all of their respective rights, interests or obligations under this Agreement, in whole or in part, without the consent of the other parties or their applicable affiliates to the Lenders or Lender Related Parties solely for collateral security purposes. Any attempted assignment or delegation in breach of this Section 10.5 shall be null and void. This Agreement shall be binding upon and inure to the benefit of the Parties and their respective permitted successors and assigns. Nothing expressed or implied in this Agreement is intended or shall be construed to confer upon or give any Person, other than the Parties, any rights or remedies under or by reason of this Agreement, except as provided in Section 7.8 and Section 10.5(b) (which is intended to be for the benefit of the Persons covered thereby and may be enforced by such Persons).

(b) Notwithstanding anything to the contrary in this Agreement, it is hereby agreed and acknowledged that this Agreement may only be enforced against, and any claims of action that may be based upon, arise out of, or relate to, this Agreement, or the negotiation, execution or performance of this Agreement, may only be made against the Parties, and no former, current or future Affiliates, officers, directors, employees, equityholders, lenders, financing sources, the Lenders, the Lender Related Parties, managers, members, partners, agents or representatives of any Party, in each case, who is not a party to this Agreement, shall have any liability for any obligations of the Parties or for any claim based on, in respect of, or by reason of, the transactions contemplated hereby. Each Party agrees that none of the Lender Related Parties will have any liability to any of the parties hereto or their respective directors, officers, employees, agents, partners, managers, members or stockholders relating to or arising (directly or indirectly) out of this Agreement, the Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, provided that the foregoing shall not affect the rights of the Persons party to any debt commitment letter or the definitive debt documents executed in connection with the Financing to enforce such agreements in accordance with their terms. Such Persons who are not Parties (including the Lenders and the Lender Related Parties) are third party beneficiaries of Section 10.3, Section 10.4, and this Section 10.5(b) (or any of the defined terms used herein or therein or any other provision of this Agreement to the extent a modification, waiver or termination of such defined term or provision would modify the substance of such Section or, solely as they relate to such Section, the definitions of any terms used) and shall be entitled to enforce such provisions directly. This Section 10.5(b) shall not affect (a) the rights of the Persons party to the Debt Commitment Letter to enforce the Debt Commitment Letter in accordance with its terms or (b) the rights and obligations of the Parties hereto set forth in Section 7.27.

SECTION 10.6. Captions; Counterparts. The captions in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement. This Agreement may be executed in two or more counterparts (including by electronic or .pdf transmission), each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Delivery of any signature page by facsimile, electronic or .pdf transmission shall be binding to the same extent as an original signature page.

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

SECTION 10.7. Entire Agreement. This Agreement, the Transaction Documents and the Confidentiality Agreement, including any related annexes, Exhibits and Schedules, as well as any other agreements and documents referred to herein and therein, shall together constitute the entire agreement between the Parties relating to the transactions contemplated hereby and supersede any other agreements, whether written or oral, that may have been made or entered into by or among any of the Parties or any of their respective Affiliates relating to the transactions contemplated hereby. Notwithstanding the foregoing or any other provision of this Agreement to the contrary, the SpinCo Disclosure Letter and Merger Partner Disclosure Letter are “facts ascertainable” as that term is used in Section 251(b) of the DGCL, and do not form part of this Agreement but instead operate upon the terms of this Agreement as provided herein.

SECTION 10.8. Severability. If any provision of this Agreement or any Transaction Document, or the application of any provision to any Person or circumstance, is held invalid, illegal or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. The Parties further agree that if any provision contained herein is, to any extent, held invalid, illegal or unenforceable in any respect under the Laws governing this Agreement, they shall take any actions necessary to render the remaining provisions of this Agreement valid and enforceable to the fullest extent permitted by Law and, to the extent necessary, shall amend or otherwise modify this Agreement to replace any provision contained herein that is held invalid, illegal or unenforceable with a valid and enforceable provision giving effect to the intent of the Parties.

SECTION 10.9. Specific Performance. In the event of any actual or threatened default in, or breach of, any of the terms, conditions and provisions of this Agreement or any Transaction Document, the Party who is, or is to be, thereby aggrieved shall have the right to specific performance and injunctive or other equitable relief in respect of its rights under this Agreement or such Transaction Document. Without limiting the generality of the foregoing, the Parties agree that each Party shall be entitled to enforce specifically the other Parties’ obligations to consummate the transactions contemplated by this Agreement, if the conditions set forth in Article VIII have been satisfied (other than those conditions that by their nature are to be satisfied at the Closing) or waived (where permissible under applicable Law). The Parties agree that the remedies at law for any breach or threatened breach, including monetary damages, are inadequate compensation for any loss and that any defense in any Action for specific performance that a remedy at law would be adequate is waived. Any requirements for the securing or posting of any bond with such remedy are waived by each of the Parties to this Agreement.

[Signature page follows.]

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IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

EATON CORPORATION PLC

By:	/s/ Sergio Letelier
Name:	Sergio Letelier
Title:	Senior Vice President, Strategy and Corporate Development

[Signature Page to Merger Agreement]

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

EATON CORPORATION

By:	/s/ Adam Wadecki
Name:	Adam Wadecki
Title:	Senior Vice President and Controller

[Signature Page to Merger Agreement]

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

MOBILITY (USA) CORPORATION

By:	/s/ Kirsten M. Park
Name:	Kirsten M. Park
Title:	Vice President and Treasurer

[Signature Page to Merger Agreement]

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

ATLAS MOBILITY SUB, INC.

By:	/s/ Sergio Letelier
Name:	Sergio Letelier
Title:	Vice President

[Signature Page to Merger Agreement]

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

DANA INCORPORATED

By:	/s/ Timothy R. Kraus
Name:	Timothy R. Kraus
Title:	Chief Financial Officer

[Signature Page to Merger Agreement]

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

ANNEX B

EXECUTION VERSION

SEPARATION AND DISTRIBUTION AGREEMENT

by and among

EATON CORPORATION PLC,

EATON CORPORATION,

EATON CAPITAL UNLIMITED COMPANY,

MOBILITY (USA) CORPORATION

and

DANA INCORPORATED

Dated as of June 10, 2026

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B-i

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Exhibit A	Form of Employee Matters Agreement
Exhibit B	Form of Confirmation of Intellectual Property Assignment
Exhibit C	Form of Intellectual Property Cross License Agreement
Exhibit D	Forms of Trademark License Agreements
Exhibit E	Form of Tax Matters Agreement
Exhibit F	Form of Real Estate Matters Agreement
Exhibit G	Form of Transition Services Agreement

Disclosure Letter

B-ii

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SEPARATION AND DISTRIBUTION AGREEMENT

This SEPARATION AND DISTRIBUTION AGREEMENT, dated as of June 10, 2026, is entered into by and among Eaton Corporation plc, an Irish public limited company (“Parent”), Eaton Corporation, a corporation registered in the State of Ohio (“Eaton Ohio”), Eaton Capital Unlimited Company, an Irish public unlimited company (“Eaton HoldCo”), Mobility (USA) Corporation, a Delaware corporation (“SpinCo”) and Dana Incorporated, a Delaware corporation (“Merger Partner”). Capitalized terms used and not otherwise defined herein shall have the respective meanings assigned to them in Article I.

RECITALS

WHEREAS, Parent, acting through its direct and indirect Subsidiaries, currently conducts the SpinCo Business;

WHEREAS, Parent intends to separate the SpinCo Business from the Parent Business and, in accordance with the Restructuring Plan, to cause (a) the SpinCo Assets to be transferred to SpinCo and other members of the SpinCo Group and (b) the SpinCo Liabilities to be assumed by SpinCo and other members of the SpinCo Group, all upon the terms and subject to the conditions set forth in this Agreement (the “Restructuring”);

WHEREAS, in accordance with the Restructuring Plan, and prior to the Distribution, among other things, Eaton Ohio will contribute certain SpinCo Assets to SpinCo in consideration for (a) the assumption by SpinCo of certain SpinCo Liabilities, (b) the issuance of SpinCo Shares and (c) the receipt of a portion of the SpinCo Payment to be determined in accordance with the terms and subject to the conditions set forth herein (the “Eaton Ohio Contribution”);

WHEREAS, in accordance with the Restructuring Plan, following the Eaton Ohio Contribution, Eaton Ohio will distribute 100% of the SpinCo Shares to Eaton Holding XIII, a Société à Responsabilité Limitée organized under the laws of Luxembourg (the “Eaton Ohio Distribution”);

WHEREAS, it is the intention of the Parties that, for U.S. federal income tax purposes, the Eaton Ohio Contribution and the Eaton Ohio Distribution, taken together, are intended to qualify as a “reorganization” within the meaning of Section 368(a)(1)(D) and Section 355 of the Code;

WHEREAS, in accordance with the Restructuring Plan, and following the consummation of the Eaton Ohio Distribution, certain members of the Parent Group (excluding, for the avoidance of doubt, Parent) shall contribute, convey, transfer, assign and deliver to SpinCo or members of the SpinCo Group, and SpinCo and members of the SpinCo Group shall accept and assume from such members of the Parent Group, all of the right, title and interest of such members of the Parent Group in, to and under certain of the SpinCo Assets and SpinCo Liabilities relating to the SpinCo Business and, thereafter, members of the Parent Group shall transfer, directly or indirectly, 100% of the SpinCo Shares to Parent, resulting in Parent owning directly 100% of the SpinCo Shares;

WHEREAS, following the consummation of the foregoing Restructuring transactions, and on the Distribution Date, upon the terms and subject to the conditions set forth in this Agreement, Parent, at its election, shall make a distribution to be effected by either (i) causing SpinCo to issue 100% of the SpinCo Shares to the Parent shareholders on a pro rata basis (the “One-Step Spin-Off”), or (ii) the consummation of an exchange offer whereby Parent redeems Parent Shares held by certain shareholders of Parent electing to participate in such exchange offer in exchange for the issuance of SpinCo Shares by SpinCo to such shareholders (the “Exchange Offer”), which, to the extent necessary, shall be followed by a Clean-Up Spin-Off on the Distribution Date and immediately following the consummation of the Exchange Offer (in each case of clauses (i) and (ii), the “Distribution”), after which 100% of the SpinCo Shares held by Parent will be canceled and extinguished;

WHEREAS, the Restructuring together with the Distribution is referred to as the “Separation”;

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WHEREAS, pursuant to the Agreement and Plan of Merger, dated as of the date hereof (the “Merger Agreement”), by and among Parent, SpinCo, Atlas Mobility Sub, Inc., a Delaware corporation and newly formed direct wholly owned Subsidiary of SpinCo (“Merger Sub”), and Merger Partner, immediately following the Distribution, Merger Sub will merge with and into Merger Partner (the “Merger”), with Merger Partner surviving as the surviving entity and all shares of Merger Partner will be converted into the right to receive SpinCo Shares upon the terms and subject to the conditions set forth in the Merger Agreement;

WHEREAS, the Board of Directors of Parent, or a duly authorized committee thereof, has determined it is appropriate, desirable and in the best interests of Parent that the SpinCo Business be separated and the Board of Directors of Parent and the Board of Directors of SpinCo have approved the Restructuring, the Distribution, the Merger Agreement and the Merger;

WHEREAS, it is the intention of the Parties that, (a) for U.S. federal income Tax purposes: (i) the Distribution qualify as a tax-free “distribution” under Section 355(a) of the Code to holders of Parent Shares, including the non-recognition of gain and income inclusion by such holders under Section 367(b) of the Code and the Treasury Regulations promulgated thereunder, and as tax-free to Parent under Section 355(c) of the Code; (ii) this Agreement constitutes a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a) with respect to the Eaton Ohio Contribution and the Eaton Ohio Distribution (taken together); (iii) the Merger qualify as a “reorganization” under Section 368(a) of the Code; and (iv) the Merger Agreement constitute a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a) with respect to the Merger and (b) for Irish Tax purposes, in respect of the Exchange Offer, that (i) no liability for dividend withholding Tax arises for Parent or SpinCo; (ii) no Tax on chargeable gains arise for any of Parent, SpinCo, the holders of SpinCo Shares (except with respect to the receipt of cash in lieu of fractional SpinCo Shares pursuant to Section 3.3 of the Merger Agreement) or the holders of Parent Shares (other than holders of SpinCo Shares or Parent Shares who are resident or ordinarily resident in Ireland or holders of Parent Shares that hold their shares in connection with a trade or business carried on by such holders in Ireland through a branch or agency) and except with respect to the receipt of cash in lieu of fractional SpinCo Shares, if any; (iii) no stamp duty arises for any of Parent, SpinCo or any of their shareholders; and (iv) any gain for applicable accounting purposes recognized by Parent on the Exchange Offer will qualify as “excluded equity gain” within the meaning of Section 111P of the Taxes Consolidation Act 1997 (as amended); and

WHEREAS, it is appropriate and desirable to set forth the principal transactions required to effect the Distribution and certain other agreements that will govern certain matters relating to the Distribution and the relationship of Parent, SpinCo and their respective Subsidiaries following the Distribution.

NOW, THEREFORE, in consideration of the premises and mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1 Definitions. For the purposes of this Agreement, the following terms shall have the following meanings:

“Accounting Principles” means the accounting principles and standards, methods, policies, practices and procedures set forth on Section 2.7(a)(i) of the Disclosure Letter. In the event of any conflict between the Accounting Principles as set forth in Section 2.7(a)(i) of the Disclosure Letter and this Agreement, including the defined terms herein, this Agreement, including the defined terms herein, shall apply.

“Action” means any claim, counterclaim, complaint, petition, hearing, charge, demand, action, suit, countersuit, arbitration, mediation, inquiry, audit, assessment, proceeding or investigation by or before any Governmental Authority.

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“Adjustment Amount” has the meaning set forth in Section 2.7(a)(ii).

“Adversarial Action” means (a) an Action by one or more members of the Parent Group, on the one hand, against one or more members of the SpinCo Group, on the other hand, or (b) an Action by one or more members of the SpinCo Group, on the one hand, against one or more members of the Parent Group, on the other hand.

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly, including through one or more intermediaries, controls or is controlled by or is under common control with such Person; provided, however, that, from and after the Distribution Date, (a) SpinCo and the other members of the SpinCo Group shall not be considered Affiliates of Parent or any of the other members of the Parent Group and (b) Parent and the other members of the Parent Group shall not be considered Affiliates of SpinCo or any of the other members of the SpinCo Group.

“Agreement” means this Separation and Distribution Agreement, including the Disclosure Letter.

“Ancillary Agreements” means the Master Ancillary Agreements and any other instruments, assignments, documents and agreements executed or to be executed between one or more members of the Parent Group, on the one hand, and one or more members of the SpinCo Group, on the other hand, in each case in connection with the Restructuring and the implementation of the transactions contemplated by this Agreement (including any Real Estate Separation Document (other than the Intercompany Leases and Intercompany Subleases, which shall not be Ancillary Agreements)), any Local Transfer Agreement and any other agreement or instrument executed by one or more members of the Parent Group and one or more members of the SpinCo Group for the purpose of transferring or conveying equity interests, Assets or Liabilities in order to effect the transactions contemplated hereby, but excluding the Merger Agreement, any agreement entered into between one or more members of the Parent Group, on the one hand, and one or more members of the SpinCo Group, on the other hand, governing commercial relationships between the two Groups following the Distribution (including the agreements listed on Section 1.1(a) of the Disclosure Letter).

“Assets” means all assets, Contracts, properties, claims and rights of every kind and nature (including goodwill), wherever located (including in the possession of vendors or other third parties or elsewhere), whether real, personal or mixed, tangible or intangible, or accrued or contingent, in each case whether or not recorded or reflected or required to be recorded or reflected on the books and records or financial statements of any Person.

“Audited Party” has the meaning set forth in Section 6.5(d).

“Available Insurance Policies” means the insurance policies listed on Section 1.1(b) of the Disclosure Letter under the caption “Parent Available Insurance Policies.”

“Benefit Plan” means, with respect to an entity, each plan, program, policy, agreement, arrangement or understanding that is maintained primarily for the benefit of employees in the United States and is a deferred compensation, executive compensation, incentive bonus or other bonus, pension, profit sharing, savings, retirement, severance pay, salary continuation, life, death benefit, health, hospitalization, sick leave, vacation pay, disability or accident insurance or other employee benefit plan, program, agreement or arrangement (including any “employee benefit plan” (as defined in Section 3(3) of ERISA)) sponsored, maintained or contributed to by such entity or to which such entity is a party or under which such entity has any obligation; provided that no (a) Parent Equity Compensation Award (as defined in the Employee Matters Agreement), nor any plan under which any such Parent Equity Compensation Award is granted, (b) plan, program or arrangement sponsored by a Governmental Authority or (c) plan, policy, program, arrangement or understanding mandated by applicable Law, will constitute a “Benefit Plan”. In addition, no Employment Agreement (as defined in the Employee Matters Agreement) will constitute a Benefit Plan for purposes hereof.

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

“Business Day” means any day that is not a Saturday, a Sunday or other day on which banking institutions are authorized or obligated by Law to be closed in New York, New York.

“Business Records” means all files, documents, instruments, papers, books, reports, records, tapes, microfilms, photographs, letters, ledgers, journals, financial statements, technical documentation (design specifications, functional requirements, operating instructions, logic manuals, flow charts, etc.), user documentation (installation guides, user manuals, training materials, release notes, working papers, etc.) and files and other documents in whatever form, physical, electronic or otherwise.

“Bussmann Products” means, collectively, any and all fuses sold, offered for sale, marketed, distributed, manufactured, or otherwise commercialized by or on behalf of (i) Parent or any of its Subsidiaries prior to the Distribution Date under the “Bussmann” brand or (ii) the Parent Group after the Distribution Date under the “Bussmann” brand.

“Cash Management Arrangements” means all cash management arrangements pursuant to which Parent or any of its Subsidiaries automatically or manually sweep cash from, or automatically or manually transfer cash to, accounts of SpinCo or any member of the SpinCo Group.

“Clean-Up Spin-Off” has the meaning set forth in Section 4.3(c).

“Closing Statement” has the meaning set forth in Section 2.7(b)(ii).

“Code” means the U.S. Internal Revenue Code of 1986.

“Collecting Party” has the meaning set forth in Section 2.3(d)(iii).

“Commission” means the U.S. Securities and Exchange Commission.

“Competitive Business” has the meaning set forth in Section 8.3(a).

“Confirmation of Intellectual Property Assignment” means the Confirmation of Intellectual Property Assignment, in substantially the form attached hereto as Exhibit B, entered into or to be entered into by and among one or more members of the Parent Group, on the one hand, and one or more members of the SpinCo Group, on the other hand.

“Consents” means any consents, waivers, authorizations, ratifications, permissions, exemptions or approvals from or to any Person.

“Contract” means any oral or written contract, agreement or other legally binding instrument, including any note, bond, mortgage, deed, indenture, commitment, lease, sublease, license, sublicense or joint venture agreement, other than a Permit.

“control” means, as to any Person, the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities or other interests, by contract, agreement, obligation, indenture, note, bond, instrument, lease, license, sublicense or otherwise (and the terms “controlled by” and “under common control with” shall have correlative meanings).

“Credit Support Instruments” has the meaning set forth in Section 3.1(a).

“D&O Policies” has the meaning set forth in Section 7.6.

“Data Protection Laws” shall mean all Laws governing the collection, use, storage, processing and transfer of Personal Data including, without limitation, Regulation (EU) 2016/679 of the European Parliament

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

and of the Council of 27 April 2016 (the “GDPR”), the Irish Data Protection Acts 1988-2018, the European Communities (Electronic Communications Networks and Services) (Privacy and Electronic Communications) Regulations 2011 (S.I. No. 336 of 2011), as amended, and all implementing, supplementing or replacing legislation and regulations issued thereunder, in each case as amended, re-enacted or replaced from time to time.

“Database” means all databases, datasets and collections and compilations of data, in any form or medium, whether machine readable or otherwise.

“Database Rights” means all Copyrights and sui generis rights in Databases and any other statutory and common law rights in Databases under the Laws of any jurisdiction, whether registered or unregistered, and any applications for registration therefor. For the avoidance of doubt, Database Rights shall not include any separate proprietary or intellectual property rights in any data itself contained in such Databases.

“Disbursement” has the meaning set forth in Section 2.3(d)(iii).

“Disbursement Invoice” has the meaning set forth in Section 2.3(d)(iii).

“Disbursement Receiving Party” has the meaning set forth in Section 2.3(d)(iii).

“Disclosure Documents” means (a) the Form 10 or any other registration statement to be filed by SpinCo with the Commission to effect the registration of SpinCo Shares in connection with the Distribution, and also includes any amendment or supplement thereto, information statement, prospectus, offering memorandum, offering circular, any current or periodic report or similar disclosure document, whether or not filed with or furnished to the Commission or any other Governmental Authority by SpinCo or Parent or any member of their respective Groups, and (b) if the Distribution is effected in whole or in part as an Exchange Offer, a Schedule TO and other filings pursuant to Rule 13e-4 under the Exchange Act; in each case, which describes the Restructuring or the SpinCo Group or primarily relates to the transactions contemplated by this Agreement, the Merger Agreement or any of the other Transaction Documents.

“Disclosure Letter” means that certain disclosure letter prepared and delivered by Parent and SpinCo as of the date of this Agreement.

“Disputes” has the meaning set forth in Section 9.3.

“Dispute Notice” has the meaning set forth in Section 9.3.

“Disputed Items” has the meaning set forth in Section 2.7(c)(ii).

“Distribution” has the meaning set forth in the Recitals hereof.

“Distribution Agent” means the distribution agent appointed by Parent to distribute to the record holders of Parent Shares, pursuant to the Distribution, the shares of SpinCo Shares held by Parent.

“Distribution Date” means the date on which the Distribution occurs.

“Distribution Issuance” means (i) the Fully Diluted Merger Partner Shares, multiplied by (ii) the quotient obtained by dividing 50.1 by 49.9.

“Distribution Ratio” means the quotient obtained by dividing the Distribution Issuance by the number of Parent Shares issued and outstanding as of the Record Date.

“Distribution Structure Election” has the meaning set forth in Section 4.3(a).

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

“Distribution Time” means the time at which the Distribution occurs on the Distribution Date, which shall be deemed to be 12:01 a.m., New York City time.

“Distribution True-Up Adjustment” has the meaning set forth in the Merger Agreement.

“Eaton HoldCo” has the meaning set forth in the Recitals.

“Eaton Indemnitor Change Event” means, with respect to either Eaton Indemnitor, (a) the sale, transfer, assignment or other disposition of all or substantially all of such Eaton Indemnitor’s assets (whether to a third party or to an Affiliate), (b) such Eaton Indemnitor no longer being a wholly-owned Subsidiary of Parent, or (c) the liquidation, bankruptcy, insolvency, assignment for the benefit of creditors or other financial restructuring of such Eaton Indemnitor.

“Eaton Indemnitors” means, collectively, Eaton Ohio, Eaton HoldCo and any Replacement Indemnitor.

“Eaton Ohio” has the meaning set forth in the Preamble.

“Eaton Ohio Contribution” has the meaning set forth in the Recitals.

“Eaton Ohio Distribution” has the meaning set forth in the Recitals.

“Effective Time” has the meaning set forth in the Merger Agreement.

“Employee Matters Agreement” means the Employee Matters Agreement, in substantially the form attached hereto as Exhibit A, entered into or to be entered into by and between Parent, Eaton Ohio, Eaton HoldCo and SpinCo on or immediately prior to the Distribution Date.

“Environment” means soil, soil gas, sediments, land, wastewater, surface water, groundwater, drinking water, navigable waters, subsurface strata, vegetation, wetland, natural resources or indoor or ambient air.

“Environmental Laws” means all Laws relating to the pollution or protection of the Environment, public or worker health and safety (as it relates to exposure to Hazardous Substances), and natural resources, including the manufacture, processing, marketing, labeling, registration, notification, packaging, import, distribution, use, handling, transportation, treatment, storage, disposal, release or discharge of Hazardous Substances.

“Equity Interest” means any share, capital stock, partnership, limited liability company, member or similar equity interest in any Person, and any option, share of restricted stock, restricted stock unit, stock appreciation right, phantom stock, performance share or unit, warrant, right or other security (including any debt security) convertible, exchangeable or exercisable into or for any such share, capital stock, partnership, limited liability company, member or similar equity interest, in any such case whether owned or held beneficially, of record or legally.

“Estimated Closing Statement” has the meaning set forth in Section 2.7(b).

“Estimated SpinCo Cash Amount” has the meaning set forth in Section 2.7(b).

“Estimated SpinCo Indebtedness” has the meaning set forth in Section 2.7(b).

“Exchange Act” means the U.S. Securities Exchange Act of 1934, together with the rules and regulations promulgated thereunder.

“Exchange Offer” has the meaning set forth in the Recitals hereof.

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

“Final Adjustment Amount” has the meaning set forth in Section 2.7(d).

“Final Determination” has the meaning set forth in the Tax Matters Agreement.

“Former SpinCo Employee” means any individual who, during the twelve (12) month period immediately prior to the Distribution, exclusively provided services to the SpinCo Business and who either (a) (i) on or before the close of business on the Distribution Date retired or otherwise separated from service from Parent and its Subsidiaries, and (ii) whose last day worked with Parent and its Subsidiaries was with (A) the SpinCo Business or (B) any Person that will be a SpinCo Entity immediately after the Distribution or (b) is set forth on Schedule 1.1(a) to the Employee Matters Agreement.

“Fully Diluted Merger Partner Shares” means the number of shares of Merger Partner Common Stock outstanding as of immediately before the Distribution Time on a fully-diluted, as converted and as exercised basis in accordance with the treasury stock method, calculated by reference to the closing price per share of Merger Partner Common Stock on the trading day immediately prior to the Distribution, including (i) shares of Merger Partner Common Stock underlying outstanding Merger Partner Equity Awards (with performance goals relating to the Merger Partner PSUs (as defined in the Merger Agreement) measured as set forth in Section 3.5 of the Merger Agreement) and (ii) any other outstanding securities convertible into or exercisable for shares of Merger Partner Common Stock.

“GAAP” means generally accepted accounting principles in the United States as in effect from time to time.

“Government Investigation” means any inquiry, investigation, probe, audit or inspection conducted by a Governmental Authority.

“Governmental Approvals” means any notices, reports or other filings given to or made with, or any Consents, registrations or permits obtained from, any Governmental Authority.

“Governmental Authority” means any federal, state, local, foreign, international or multinational government, political subdivision, governmental, quasi-governmental authority of any nature (including any department, commission, board, bureau, agency, court or tribunal) or other body exercising legislative, judicial, regulatory, administrative or taxing authority, arbitral body or official of any of the foregoing.

“Group” means either the Parent Group or the SpinCo Group, as the context requires.

“Hazardous Substance” means any (a) substance, material or waste, or pollutant or contaminant, in each case as defined as hazardous, toxic or words of similar meaning and regulatory effect or regulated by, or for which Liability or standards of conduct may be imposed pursuant to, any Environmental Law, (b) petroleum, gasoline, diesel fuel, motor oil, waste or used oil, heating oil, kerosene, and any other petroleum product, derivative or by-product, (c) asbestos or asbestos-containing material or toxic mold, and (d) polychlorinated biphenyls, methane, radioactive material or per- and polyfluoroalkyl substance.

“Indemnifying Party” has the meaning set forth in Section 5.4(a).

“Indemnitee” has the meaning set forth in Section 5.4(a).

“Indemnity Payment” has the meaning set forth in Section 5.4(a).

“Information” means data and information, whether or not patentable, copyrightable or protectable as a Trade Secret, in written, oral, electronic or other tangible or intangible forms, stored in any medium now known or yet to be created, including studies, reports, records, books, Contracts, instruments, surveys, analyses, discoveries, ideas, concepts, know-how, techniques, designs, specifications, drawings, blueprints, diagrams,

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

models, prototypes, samples, flow charts, data, computer data, disks, diskettes, tapes, computer programs or other software, marketing or business plans, customer names or information, communications (including emails, text messages, IMs, and chats, including those by or to attorneys (whether or not subject to the attorney-client privilege)), memos and other materials (including those prepared by attorneys or under their direction (whether or not constituting attorney work product)) and other technical, financial, employee or business information or data, documents, correspondence, materials and files, in each case excluding any Intellectual Property rights therein.

“Insurance Proceeds” means those monies:

(a) received by an insured (or its successor-in-interest) from an insurance carrier;

(b) paid by an insurance carrier on behalf of the insured (or its successor-in-interest); or

(c) received (including by way of set-off) from any third party in the nature of insurance in respect of any Liability;

in any such case net of (i) any applicable premium adjustments (including reserves and retrospectively rated premium adjustments), (ii) any costs or expenses incurred in the collection thereof, (iii) any reimbursement obligations under “fronted” or similar insurance policies and (iv) any Taxes resulting from the receipt thereof.

“Intellectual Property” means all intellectual property and proprietary rights, industrial property rights and other similar rights in any jurisdiction, including all rights in (a) patents and patent applications including all continuations, divisionals, continuations-in-part, and provisionals and patents issuing on any of the foregoing, and all reissues, reexaminations, substitutions, renewals and extensions of any of the foregoing and foreign equivalents thereof (“Patents”); (b) all trademarks, service marks, corporate names, logos, brand names, certification marks, trade dress, trade names and other indications of origin, goodwill associated with the foregoing and symbolized thereby and all applications, registrations, renewals and extensions of the foregoing (“Marks”); (c) domain names and associated uniform resource locators (“Domain Names”); (d) copyrights, mask works, designs, works of authorship, including all registrations, applications, renewals, extensions and reversions of any of the foregoing and all moral rights (however denominated) (other than Database Rights), together with any waivers of such moral rights to the extent permitted under applicable Law (“Copyrights”); (e) Software; (f) Database Rights; (g) trade secrets, non-public discoveries, concepts, ideas, research and development, technology, know-how, formulae, inventions, compositions, processes, techniques, technical data and information, procedures, semiconductor device structures, drawings, specifications, customer lists, customer data, data, supplier lists, pricing and cost information, and business and marketing plans and proposals, in each case, that are proprietary (in each case excluding any rights in respect of any of the foregoing that comprise or are protected by Copyrights or issued Patents) (“Trade Secrets”); and (h) social media accounts and handles (“Social Media Accounts”).

“Intellectual Property Cross License Agreement” means the Intellectual Property Cross License Agreement, in substantially the form attached hereto as Exhibit C, entered into or to be entered into by and among one or more members of the Parent Group, on the one hand, and one or more members of the SpinCo Group, on the other hand.

“Intended Tax Treatment” has the meaning set forth in the Tax Matters Agreement.

“Intercompany Accounts” has the meaning set forth in Section 2.3(a).

“Intercompany Arrangement” means any Contract or transaction between any member of the Parent Group, on the one hand, and any member of the SpinCo Group, on the other hand.

“Intercompany Deeds” means the deeds (or similar instruments) conveying a fee simple interest (or local equivalent) in real property, together with any applicable transfer Tax forms and other documents required

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

under applicable Law, (a) from a member of the Parent Group, as grantor, to a member of the SpinCo Group, as grantee, or (b) from a member of the SpinCo Group, as grantor, to a member of the Parent Group, as grantee.

“Intercompany Leases” means the real property leases by and between (a) a member of the Parent Group, as lessor, and a member of the SpinCo Group, as lessee, or (b) a member of the SpinCo Group, as lessor, and a member of the Parent Group, as lessee.

“Intercompany Subleases” means the real property subleases by and between (a) a member of the Parent Group, as sublessor, and a member of the SpinCo Group, as sublessee, and (b) a member of the SpinCo Group, as sublessor, and a member of the Parent Group, as sublessee (if any).

“Internal Investigation” means any inquiry, investigation, probe, audit or inspection conducted by a member of the Parent Group or the SpinCo Group.

“Joint Actions” has the meaning set forth in Section 5.11(c).

“Known Counsel” has the meaning set forth in Section 6.10.

“Law” means any statute, law, regulation, ordinance, rule, judgment, rule of common law, order, decree, Governmental Approval, concession, grant, franchise, license, directive, guideline, policy, requirement or other governmental restriction or any similar form of decision of, or determination by, or any interpretation or administration of any of the foregoing by, any Governmental Authority, whether prior to, now or hereinafter in effect.

“Lease Assignments” means the assignments of real property leases and subleases by and between (a) a member of the Parent Group, as assignor, and a member of the SpinCo Group, as assignee, or (b) a member of the SpinCo Group, as assignor, and a member of the Parent Group, as assignee.

“Liabilities” means any and all claims, debts, demands, causes of action, suits, damages, fines, penalties, obligations, prohibitions, accruals, accounts payable, bonds, indemnities and similar obligations, agreements, promises, guarantees, make-whole agreements and similar obligations, and other liabilities, obligations or requirements of any kind or nature, including all contractual obligations, whether absolute or contingent, matured or unmatured, liquidated or unliquidated, accrued or unaccrued, known or unknown, whenever arising, and including those arising under any Law, Action, threatened or contemplated Action or any award of any arbitrator or mediator, and those arising under any Contract, including those arising under this Agreement or any Ancillary Agreement, in each case, whether or not recorded or reflected or required to be recorded or reflected on the books and records or financial statements of any Person. For the avoidance of doubt, Liabilities shall include reasonable attorneys’ fees and expenses, the costs and expenses of all assessments, judgments, settlements, compromises and resolutions, and any and all other costs and expenses whatsoever reasonably incurred in connection with anything contemplated by the immediately preceding sentence (including reasonable costs and expenses incurred in investigating, preparing or defending against any such Actions or threatened or contemplated Actions).

“Liens” means all liens, pledges, charges, claims, security interests, purchase agreements, options, restrictions on transfer or other encumbrances.

“Local Transfer Agreement” means any agreement entered into for the purpose of effecting the Separation Transactions in accordance with the Laws of an applicable jurisdiction, including those set forth on Section 1.1(c) of the Disclosure Letter, other than any Master Ancillary Agreement.

“Managing Party” has the meaning set forth in Section 5.11(d).

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

“Master Ancillary Agreements” means the Employee Matters Agreement, the Confirmation of Intellectual Property Assignment, the Intellectual Property Cross License Agreement, the Trademark License Agreements, the Tax Matters Agreement, the Real Estate Matters Agreement and the Transition Services Agreement.

“Maximum Cash Amount” means the amount of SpinCo Cash set forth on Schedule I of Section 1.1(d) of the Disclosure Letter.

“Minimum Cash Amount” means, with respect to each SpinCo Cash Jurisdiction, the amount of SpinCo Cash set forth in the column of Schedule II of Section 1.1(d) of the Disclosure Letter titled “Minimum Cash Amount”.

“Merger” has the meaning set forth in the Recitals hereof.

“Merger Agreement” has the meaning set forth in the Recitals hereof.

“Merger Partner” has the meaning set forth in the Recitals hereof.

“Merger Partner Common Stock” means the common stock, par value $0.01 per share, of Merger Partner.

“Merger Partner Equity Award” has the meaning set forth in the Merger Agreement.

“Merger Sub” has the meaning set forth in the Recitals hereof.

“Merger Tax Opinion” has the meaning set forth in the Merger Agreement.

“Mixed Action” means any Action in respect of which an Indemnifying Party may be obligated to provide indemnification pursuant to this Agreement that involves both Parent Assets or Parent Liabilities, on the one hand, and SpinCo Assets or SpinCo Liabilities, on the other hand.

“Negotiation Period” has the meaning set forth in Section 9.3.

“Non-Managing Party” has the meaning set forth in Section 5.11(d).

“Non-U.S. Benefit Plan” means, with respect to an entity, each plan, program, policy, agreement, arrangement or understanding that is maintained primarily for the benefit of employees outside of the United States and is a deferred compensation, executive compensation, incentive bonus or other bonus, pension, profit sharing, savings, retirement, severance pay, salary continuation, life, death benefit, health, hospitalization, sick leave, vacation pay, disability or accident insurance or other employee benefit plan, program, agreement or arrangement sponsored, maintained or contributed to by such entity or to which such entity is a party or under which such entity has any obligation; provided that no (a) Parent Equity Compensation Award, nor any plan under which any such Parent Equity Compensation Award is granted, (b) plan, program or arrangement sponsored by a Governmental Authority or (c) plan, policy, program, arrangement or understanding mandated by applicable Law, will constitute a “Non-U.S. Benefit Plan.” In addition, no Employment Agreement will constitute a Non-U.S. Benefit Plan for purposes hereof.

“Notice of Objection” has the meaning set forth in Section 2.7(c)(i).

“One-Step Spin-Off” has the meaning set forth in the Recitals.

“Other Party’s Auditors” has the meaning set forth in Section 6.5(d).

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

“Outside Date” has the meaning set forth in the Merger Agreement.

“Parent” has the meaning set forth in the Preamble hereof.

“Parent Account” means any bank, brokerage or similar account owned by Parent or any other member of the Parent Group.

“Parent Assets” means all of Parent’s and its Subsidiaries’ rights, title and interest in all of the Assets of Parent and its Subsidiaries, other than the SpinCo Assets, including all of Parent’s and its Subsidiaries’ right, title and interest in the following Assets (provided that “Parent Assets” shall not include any Tax Attribute, Tax Benefit or Tax Record (each, as defined in the Tax Matters Agreement) or any other Tax assets, the allocation of which shall be governed exclusively by the Tax Matters Agreement):

(a) all Assets that are provided by this Agreement or any Ancillary Agreement as Assets to be retained by, or allocated to, any member of the Parent Group;

(b) all cash and cash equivalents, other than SpinCo Cash;

(c) all Equity Interests in the members of the Parent Group (other than Parent);

(d) all Parent Real Property;

(e) except for the SpinCo Contracts, the SpinCo Real Property Leases or the Shared Contracts, or as otherwise expressly provided herein, all interests of Parent and its Subsidiaries in Contracts to which Parent or its Subsidiaries are parties;

(f) all causes of action (including counterclaims) and defenses of Parent and its Subsidiaries against third parties to the extent relating to any of the Parent Business, the Parent Assets or the Parent Liabilities as well as any books, records and privileged information relating thereto;

(g) the Parent Intellectual Property;

(h) all nontransferable Permits of Parent and its Subsidiaries and all Permits held by Parent and its Subsidiaries that are not primarily used in, or primarily required for, the operation or ownership of the SpinCo Business or the SpinCo Assets;

(i) without limiting SpinCo’s rights expressly provided under Article VII, all policies and programs of, or agreements for, insurance and interests in insurance pools and programs of Parent and its Subsidiaries (in each case including self-insurance, captive insurance and insurance from Affiliates, but excluding the SpinCo Insurance Policies) (collectively, “Parent Insurance Policies”) and all rights of any nature of Parent and its Subsidiaries with respect to any Parent Insurance Policy, including any recoveries thereunder and any rights to assert claims seeking any such recoveries;

(j) all personnel and employment records for employees and former employees of Parent and its Subsidiaries who are not SpinCo Employees;

(k) the Parent Business Records;

(l) all rights related to the Parent Portion of any Shared Contract or Surviving Intercompany Arrangement;

(m) the Parent Retained Assets; and

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

(n) all other Assets, properties, rights, agreements, and claims of Parent and its Subsidiaries, other than those addressed above in this definition, in each case, that are not, SpinCo Assets or were not, during the Reference Period, primarily used in the SpinCo Business, wherever located, whether tangible or intangible, real, personal or mixed.

“Parent Business” means all businesses and operations as conducted immediately prior to the Distribution or as formerly conducted by Parent and its Subsidiaries other than the SpinCo Business.

“Parent Business Records” means all Business Records of Parent and its Subsidiaries other than the SpinCo Business Records.

“Parent Credit Support Instruments” has the meaning set forth in Section 3.1(a).

“Parent Directed Actions” has the meaning set forth in Section 5.11(b)(i).

“Parent Employee” means each individual who is an employee of Parent or any of its Subsidiaries and who, as of the close of business on the Distribution Date, is not a SpinCo Employee (whether employed by the Parent Group or the SpinCo Group) or a Former SpinCo Employee. For the avoidance of doubt, Parent Employees also include Parent Delayed Transferees (as defined in the Employee Matters Agreement), effective as of the Applicable Transfer Date (as defined in the Employee Matters Agreement).

“Parent Group” means, Parent and each Subsidiary of Parent that is or was a Subsidiary of Parent at the time in respect of which the relevant determination is being made, but excluding any member of the SpinCo Group.

“Parent Indemnitees” has the meaning set forth in Section 5.2.

“Parent Intellectual Property” means all Intellectual Property owned by Parent or its Subsidiaries (excluding the SpinCo Intellectual Property) including (a) all rights to the Parent Names and (b) any Intellectual Property listed in Section 1.1(e) of the Disclosure Letter (the foregoing (a) and (b), the “Specified Parent Intellectual Property”).

“Parent Irish Tax Opinion” has the meaning set forth in the Merger Agreement.

“Parent Liabilities” means, without duplication, the following Liabilities: (a) all Liabilities of Parent and its Subsidiaries to the extent relating to, arising out of, or resulting from, any Parent Asset or the Parent Business, (b) all obligations of Parent and its Subsidiaries to the extent relating to, arising out of or resulting from the Parent Portion of any Shared Contract or Surviving Intercompany Arrangement, (c) all Parent Retained Liabilities, (d) all Liabilities to the extent relating to, arising out of or resulting from any untrue statement or alleged untrue statement of a material fact or omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading, with respect to information disclosed regarding Parent, any member of the Parent Group, the Parent Business, SpinCo, any member of the SpinCo Group or the SpinCo Business in the Disclosure Documents and any other documents filed with the Commission or used in documents for an offering of securities in connection with the Distribution or an offering of securities contemplated by this Agreement or the transactions contemplated by the Merger Agreement (including, for the avoidance of doubt, the issuance of the SpinCo Debt); and (e) all Liabilities that are provided by this Agreement or any Ancillary Agreement as Liabilities to be assumed or retained by, or allocated to, any member of the Parent Group; provided that in no event shall a SpinCo Liability be a Parent Liability; provided, that “Parent Liabilities” shall not include any Liabilities for Taxes, which shall be governed exclusively by the Tax Matters Agreement.

“Parent Names” means (a) any Marks owned by Parent or its Affiliates containing “Eaton,” “Eatonite,” “EBS,” “Eaton Business System,” “ProLaunch,” “Breaktor,” “Bussmann” or “Martek” or any Eaton-formative

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

mark that contains the “Eaton” name, in each case, either alone or in combination with other words or elements or any variations, translations, transliterations or derivatives thereof or any Marks confusingly similar thereto, and (b) all other Marks owned by Parent or its Affiliates, except for those Marks included in the SpinCo Intellectual Property.

“Parent Policy Pre-Separation Insurance Matters” means any (a) circumstance known by the SpinCo Group or the Parent Group or claim made against the SpinCo Group or the Parent Group and, in either case, reported to the applicable insurer(s) prior to the Distribution Date in respect of an act, omission or Liability occurring prior to the Distribution Date that results in a Liability under a “claims-made-based” or an “occurrence-reported-based” insurance policy of the Parent Group (excluding self-insurance, captive insurance and insurance from Affiliates) in effect prior to the Distribution Date or under any extended reporting period thereof, (b) claim (whether made prior to, on or following the Distribution Date) in respect of any incident occurring prior to the Distribution Date, made under the Available Insurance Policies in effect prior to the Distribution Date or (c) if and solely to the extent Parent so elects by written notice to SpinCo, claims made against the SpinCo Group after the Distribution Date in respect of an act, omission or Liability occurring prior to the Distribution Date that results in a Liability under the “claims-made-based” insurance policies, including any runoff coverage thereunder, of the Parent Group so elected by Parent, other than Available Insurance Policies.

“Parent Portion” means that portion of any Shared Contract or any Surviving Intercompany Arrangement, as applicable, that is not related to the SpinCo Business.

“Parent Real Property” means, except for the SpinCo Owned Real Property and SpinCo Leased Real Property, all of Parent and its Subsidiaries’ right, title and interest in owned and leased real property and other interests in real property, including all such right, title and interest under each real property lease, sublease, license or other occupancy agreement pursuant to which any of them leases, subleases, licenses or otherwise occupies any such real property, including all improvements, fixtures and appurtenances thereto and rights in respect thereof.

“Parent Retained Assets” means the Assets to be retained by the Parent Group as set forth on Section 1.1(g) of the Disclosure Letter.

“Parent Retained Liabilities” means the Liabilities to be retained by the Parent Group as set forth on Section 1.1(h) of the Disclosure Letter.

“Parent Shares” means the ordinary shares, $0.01 par value per share, of Parent.

“Parent Spin-Off Tax Opinion” has the meaning set forth in the Merger Agreement.

“Parent Tax Opinions” has the meaning set forth in the Merger Agreement.

“Party” means any party hereto, and “Parties” means all parties hereto.

“Paying Party” has the meaning set forth in Section 2.3(d)(iii).

“Permits” means all licenses, permits, franchises, approvals, registrations, authorizations, consents, certifications or orders of, or filings with, any Governmental Authority.

“Permitted Reorganization Amendment” has the meaning set forth in Section 2.1(j).

“Person” means an individual, partnership (general or limited), corporation, limited liability company, joint venture, association or other form of business organization (whether or not regarded as a legal entity under applicable Law), trust or other entity or organization, including a Governmental Authority or works council.

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

“Personal Data” means any information defined as “Personal Data,” “Personally Identifiable Information,” “Personal Information” or similar term by the Data Protection Laws.

“Real Estate Matters Agreement” means the Real Estate Matters Agreement, in substantially the form attached hereto as Exhibit F, entered into or to be entered into by and between Parent and SpinCo.

“Real Estate Separation Documents” means the Intercompany Deeds, the Intercompany Leases, the Intercompany Subleases, the Lease Assignments, and any agreements entered into between members of the Parent Group, on the one hand, and members of the SpinCo Group, on the other, in connection with the allocation and transfer of interests in real properties in connection with the transactions contemplated hereby.

“Real Estate Transaction(s)” means each conveyance, assignment, transfer, novation, lease or sublease of owned or leased real property pursuant to this Agreement or any Ancillary Agreement.

“Receipt” has the meaning set forth in Section 2.3(d)(iii).

“Receiving Party” has the meaning set forth in Section 2.1(d).

“Record Date” means the close of business on the date determined by the board of directors of Parent as the record date for determining the holders of record of Parent Shares in respect of which shares of SpinCo Shares will be distributed pursuant to the Distribution.

“Record Holders” means the holders of record of Parent Shares (other than, for the avoidance of doubt Parent Shares held by Parent as treasury shares) as of the Record Date.

“Reference Period” means the Distribution Date and the twelve (12) months immediately prior thereto.

“Replacement Indemnitor” has the meaning set forth in Section 8.6.

“Representative” has the meaning set forth in Section 6.9(a).

“Resolution Period” has the meaning set forth in Section 2.7(c)(ii).

“Responsible Party” has the meaning set forth in Section 2.3(d)(iii).

“Restricted Period” has the meaning set forth in Section 8.3(a).

“Restrictive Covenant Sections” has the meaning set forth in Section 8.4.

“Restructuring” has the meaning set forth in the Recitals hereof.

“Restructuring Plan” has the meaning set forth in Section 2.1.

“Royal Precision” means Royal Precision Holdings Corp., a Delaware corporation.

“Royal Precision Purchase Price” has the meaning set forth in the Royal Precision Purchase Agreement.

“Royal Precision Equity Interests” has the meaning set forth in the Royal Precision Purchase Agreement.

“Royal Precision Purchase Agreement” means the Equity Purchase Agreement, in substantially the form attached to the Merger Agreement as Exhibit C, to be entered into by and between Eaton Ohio and Merger Partner.

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

“Separate Conveyance” means the transactions contemplated by the Separate Conveyancing Instruments.

“Separate Conveyancing Instruments” means, collectively, the Royal Precision Purchase Agreement, the Specified Asset Purchase Agreement (if any), or any conveyancing, transfer, sale or assignment agreement solely relating to the foregoing.

“Separation” has the meaning set forth in the Recitals.

“Separation Transactions” means the Restructuring, the Distribution and the other transactions contemplated by this Agreement and the Ancillary Agreements.

“Shared Contract” means each Contract set forth on Section 1.1(i) of the Disclosure Letter.

“Software” means (a) computer programs, including any and all software implementations of algorithms, models and methodologies, whether in source code or object code, (b) descriptions, flow-charts and other work product used to design, plan, organize and develop any of the foregoing, screens, user interfaces, report formats, firmware, middleware, development tools, templates, menus, buttons and icons and (c) documentation, including user manuals, and other training documentation, related to any of the foregoing, in each case excluding Databases.

“Specified Asset Purchase Agreement” has the meaning set forth in Section 2.1(j) of the Disclosure Letter.

“Specified Asset Purchase Price” has the meaning set forth in Section 2.1(j) of the Disclosure Letter.

“Specified Asset Transfer Election” has the meaning set forth in Section 2.1(j) of the Disclosure Letter.

“Specified Assets” has the meaning set forth in Section 2.1(j) of the Disclosure Letter.

“Specified Confidential Information” has the meaning set forth in Section 6.9.

“Specified End Markets” means original equipment manufacturers and aftermarket customers of heavy-, medium-, and light-duty trucks, SUVs, CUVs, passenger cars, construction, agriculture, material handling and mining equipment.

“SpinCo” has the meaning set forth in the Preamble hereof.

“SpinCo Account” means any bank, brokerage or similar account owned by SpinCo or any other member of the SpinCo Group.

“SpinCo Assets” means, without duplication, the following Assets of the Parent Group or the SpinCo Group (provided that “SpinCo Assets” shall not include any Tax Attribute, Tax Benefit or Tax Record (each, as defined in the Tax Matters Agreement) or any other Tax Assets, the allocation of which shall be governed exclusively by the Tax Matters Agreement):

(a) all Assets that are provided by this Agreement or any Ancillary Agreement as Assets to be assigned to or retained by, or allocated to, any member of the SpinCo Group;

(b) all Assets included or reflected as Assets of the SpinCo Group or the SpinCo Business on the SpinCo Business Balance Sheet, subject to any dispositions of such Assets subsequent to the date of the SpinCo Business Balance Sheet, in each case excluding all cash and cash equivalents (except for SpinCo Cash);

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

(c) all Assets as of the Distribution Date that are of a nature or type that would have resulted in such Assets being included or reflected as Assets of the SpinCo Group or the SpinCo Business on the SpinCo Business Balance Sheet if such balance sheet were prepared as of the Distribution Date on a basis consistent with the determination of the Assets included on the SpinCo Business Balance Sheet, in each case excluding any Intellectual Property;

(d) all interests in the capital stock of, or other equity interests in, the members of the SpinCo Group (other than SpinCo) and all other equity, partnership, membership, joint venture and similar interests held by any member of the SpinCo Group or set forth on Section 1.1(o) of the Disclosure Letter under the captions “SpinCo Joint Venture Interests and Other Equity Interests,” or “Subsidiaries,” as applicable;

(e) the SpinCo Contracts;

(f) all rights related to the SpinCo Portion of any Shared Contract or Surviving Intercompany Arrangement;

(g) the SpinCo Owned Real Property, together with all buildings, fixtures and improvements erected thereon;

(h) the SpinCo Leased Real Property and the SpinCo Real Property Leases;

(i) the SpinCo Intellectual Property, including all rights to file for protection thereof and claim priority therefrom and to sue and recover for past, present or future infringement, misappropriation or violation thereof;

(j) the SpinCo Benefit Plans and the SpinCo Non-U.S. Benefit Plans and all assets, trust, insurance policies, funding instruments and administrative contracts related thereto (or, in the case of assets shared with Parent Benefit Plans or Parent Non-U.S. Benefit Plans, the portion thereof assigned or transferred to, or retained by, a member of the SpinCo Group pursuant to the Employee Matters Agreement);

(k) all tangible personal property and interests therein, including machinery, equipment, furniture, office equipment, vehicles, spare and replacement parts and equipment and other tangible property that is used or held for use primarily in the conduct of the SpinCo Business;

(l) all raw materials, work-in-process, finished goods, supplies and other inventories that are used or held for use primarily in the conduct of the SpinCo Business;

(m) all trade accounts receivable and other receivables (other than any Surviving Intercompany Arrangements) to the extent related to the SpinCo Business;

(n) all Permits that are primarily used in, or exclusively required for, the operation or ownership of the SpinCo Business or the SpinCo Assets, excluding any Permits that may not be, or are not permitted to be, transferred due to restrictions under applicable Law, pursuant to their terms or otherwise (the “SpinCo Permits”);

(o) the SpinCo Insurance Policies;

(p) the SpinCo Business Records;

(q) the other Assets listed on Section 1.1(j) of the Disclosure Letter;

(r) all causes of action (including counterclaims) and defenses against third parties to the extent related to the SpinCo Assets, other than those described in clause (f)(ii) of the definition of Parent Assets; and

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

(s) all other Assets, properties, Information, rights and claims of Parent and its Subsidiaries, other than those addressed above in this definition, in each case that are or were, during the Reference Period, primarily used in or related to the SpinCo Business, wherever located, whether tangible or intangible, real, personal or mixed.

Notwithstanding the foregoing, (A) for the purpose of the “SpinCo Asset” definition, allocation of ownership of any Intellectual Property owned by Parent or its Affiliates shall be determined pursuant to prong (i) above (for clarity, Intellectual Property owned by Parent or its Affiliates shall be deemed excluded from each of prongs (a)-(h) and (j)-(s), in each case, except to the extent that such Intellectual Property constitutes SpinCo Intellectual Property) and (B) the SpinCo Assets shall not include any rights or interests of any member of the Parent Group under this Agreement or any Ancillary Agreement; (C) for the avoidance of doubt, the SpinCo Assets shall include all rights and interests of any member of the SpinCo Group under this Agreement or any Ancillary Agreement; and (D) the SpinCo Assets shall not include any copies of the drawings, specifications and designs relating to Bussmann Products.

“SpinCo Available Insurance Policies” means the insurance policies listed on Section 1.1(k) of the Disclosure Letter under the caption “SpinCo Available Insurance Policies.”

“SpinCo Benefit Plan” means (a) any Benefit Plan sponsored or maintained by any member of the SpinCo Group or (b) any Benefit Plan (other than as set forth in (a)) sponsored or maintained by Parent or any of its Subsidiaries exclusively for the benefit of the SpinCo Employees or Former SpinCo Employees. For the avoidance of doubt, no member of the SpinCo Group will be deemed to sponsor or maintain any Benefit Plan if its relationship to such Benefit Plan is solely to administer such Benefit Plan or provide to the Parent Group any reimbursement in respect of such Benefit Plan.

“SpinCo Borrower” has the meaning set forth in Section 4.1(c).

“SpinCo Business” means Parent’s Vehicle and eMobility segments (as described in the Annual Report on Form 10-K for the year ended December 31, 2025 filed with the Commission by Parent), as conducted during the Reference Period by Parent and its Subsidiaries, together with the former businesses listed on Section 1.1(l) of the Disclosure Letter; provided, that, for the avoidance of doubt, “SpinCo Business” shall not include Parent’s Electrical Americas, Electrical Global and Aerospace business segments.

“SpinCo Business Balance Sheet” means the audited combined balance sheets of SpinCo as of December 31, 2025, included in the SpinCo Audited Financial Statements (as defined in the Merger Agreement).

“SpinCo Business Records” means all Business Records of Parent and its Subsidiaries exclusively related to the SpinCo Business, but excluding in all cases the Intellectual Property (other than SpinCo Intellectual Property) therein, and excluding in all cases (a) all corporate minute books (and other similar corporate records) and stock records of Parent and its Subsidiaries (other than the members of the SpinCo Group), (b) all Business Records relating to the Parent Assets, (c) any Business Records of or in the possession of Parent and its Subsidiaries that (i) relate to discussions or negotiations with any third party with respect to a sale of the SpinCo Business, including the identity of such third parties, or relate to Parent and its Subsidiaries’ preparations for the transactions contemplated by this Agreement, (ii) any of Parent or its Subsidiaries are required by Law to retain (copies of which, to the extent related to the SpinCo Business and as permitted by Law, will be made available to SpinCo upon SpinCo’s reasonable request) or (iii) any of Parent or its Subsidiaries are prohibited by Law from delivering to SpinCo (including by transfer of equity in any members of the SpinCo Group).

“SpinCo Cash Amount” means the aggregate amount of cash and cash equivalents determined in accordance with the Accounting Principles, in accounts held by a member of the SpinCo Group as of immediately prior to the Distribution (the “SpinCo Cash”). Cash shall include any checks, wire drafts and deposits in transit for the account held by a member of the SpinCo Group, and exclude (A) Insurance Proceeds

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

received after the date of the SpinCo Business Balance Sheet that were generated by Assets that, had the event giving rise to such Insurance Proceeds not occurred, would have been SpinCo Assets (to the extent not previously applied to replace or repair a SpinCo Asset), (B) any cash deposits, cash or cash equivalents (I) held in escrow accounts or as collateral in respect of any obligation, (II) prohibited from being freely transferred by applicable Law or Contract; or (III) any security deposits, earnest deposits, bid deposits, performance deposits, lease deposits, utility deposits and similar other deposits, or any other forms of deposits, and (C) any other cash or cash equivalents that is not immediately available (or, in the case of cash equivalents, maturing and converting into cash within 30 days of the Distribution Date) on an unrestricted basis to be used for the payment of obligations. The SpinCo Cash Amount shall be reduced by any overdrafts and outstanding checks, wire transfers and drafts issued by a member of the SpinCo Group but not yet cleared. Notwithstanding anything to the contrary contained herein, in determining the SpinCo Cash Amount, any Cash held by the SpinCo Group in any SpinCo Cash Jurisdiction that is in excess of the applicable Minimum Cash Amount for such jurisdiction shall be reduced by the percentage for such SpinCo Cash Jurisdiction set forth in the column of Schedule II of Section 1.1(d) of the Disclosure Letter titled “Percentage Reduction of Amount in Excess of Minimum Cash Amount”.

“SpinCo Cash Jurisdiction” means each jurisdiction (or series of jurisdictions) set forth on Section 1.1(n) of the Disclosure Letter.

“SpinCo Charter” means the certificate of incorporation of SpinCo.

“SpinCo Contract” means the following Contracts to which Parent or any of its Subsidiaries (including any member of the SpinCo Group) is a party or by which Parent or any of its Subsidiaries or any of their respective Assets is bound, whether or not in writing, in each case, immediately prior to the Distribution, except for any such Contract or part thereof that is expressly contemplated to be assigned to or retained by, or allocated to, any member of the Parent Group pursuant to any provision of this Agreement or any other Ancillary Agreement:

(a) any such Contract that is primarily related to the SpinCo Business, other than any Shared Contract, any joint venture governing agreement, any Contract relating to the leasing, subleasing, licensing or occupancy of real property or any Parent Retained Asset;

(b) the SpinCo Joint Venture Agreements;

(c) any Contract listed or described on Section 1.1(m) of the Disclosure Letter; and

(d) any Contract that is otherwise contemplated pursuant to this Agreement or any of the other Ancillary Agreements to be assigned to or retained by, or allocated to, any member of the SpinCo Group.

“SpinCo Credit Support Instruments” has the meaning set forth in Section 3.2(a).

“SpinCo Debt” has the meaning set forth in Section 4.1(c).

“SpinCo Directed Actions” has the meaning set forth in Section 5.11(a)(i).

“SpinCo Employee” means each (a) employee (including any employee on an approved leave of absence from which the employee is reasonably expected to return to active employment within six (6) months following the Distribution Date) employed by Parent or any of its Subsidiaries (including any SpinCo Entity) who (x) provided services to the SpinCo Business that were greater than 50% of the total services provided by such individual to Parent as of immediately prior to the Distribution, and (y) is listed on Schedule 1.1(b) to the Employee Matters Agreement, (b) individual whose employment transfers to a SpinCo Entity pursuant to applicable Law, and (c) other individual (i) listed on Schedule 1.1(c)(i) to the Employee Matters Agreement or (ii) hired or reassigned by Parent or any of its Subsidiaries in compliance with the Merger Agreement between

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the date of the Employee Matters Agreement and the Distribution Date to replace any of the individuals included on Schedule 1.1(c)(i) to the Employee Matters Agreement, including, in the case of clause (i) or (ii), any individual on an approved leave of absence from which the employee is reasonably expected to return to active employment within six (6) months following the Distribution Date. Notwithstanding the foregoing, no individual listed on Schedule 1.1(c)(ii) to the Employee Matters Agreement shall be considered a SpinCo Employee.

“SpinCo Group” means, (a) SpinCo and each Subsidiary of SpinCo that is or was a Subsidiary of SpinCo at the time in respect of which the relevant determination is being made and (b) each entity set forth on Section 1.1(o) of the Disclosure Letter under the caption “Subsidiaries,” each of which is contemplated to become a Subsidiary in connection with the Restructuring, in each case of this clause (b), until such time thereafter as it ceases to be a Subsidiary of SpinCo. For the avoidance of doubt, (x) the SpinCo Group shall include Royal Precision and each Subsidiary of Royal Precision and (y) the SpinCo Group shall not include Merger Partner or any Subsidiary of Merger Partner.

“SpinCo Indebtedness” means, without duplication, and including the principal of and any accrued and unpaid interest and accrued and unpaid commitment fees thereon, premiums, penalties, costs payable in connection with payment or prepayment (including any breakage costs, prepayment or early termination penalties, foreign currency charges or conversion expenses), fees or other amounts in each case owing in respect of the aggregate amount outstanding as of immediately prior to the Distribution with respect to any of the following of any member of the SpinCo Group: (a) obligations for borrowed money (whether current or funded, secured or unsecured); (b) obligations evidenced by bonds, debentures, notes, debt securities or other similar instruments, (c) obligations under any letters of credit, performance bonds, surety bonds, bankers acceptances or similar instruments to the extent drawn and not reimbursed (reduced by any SpinCo Cash held as collateral in respect thereof), (d) obligations under leases which have been, or should be in accordance with GAAP, finance leases, (e) obligations pursuant to, or under, any interest rate, currency, commodity or other swap, collar, cap, derivative or other hedging or similar agreements or arrangements (valued at the termination thereof), (f) all obligations for the deferred or unpaid purchase price of property, business, goods, equipment, assets, services, purchase price settlement or adjustment obligations, and contingency payments, or for earn-outs or similar obligations (in each case, calculated at the full amount of payments outstanding), (g) accrued and unpaid severance obligations with respect to Former SpinCo Employees, together with the employer portion of any Taxes payable with respect thereto, (h) SpinCo Transaction Expenses, (i) declared dividends or other distributions to SpinCo’s equity holders for which the record date occurs prior to the Distribution but not paid as of immediately prior to the Distribution Time (but excluding any transactions contemplated by this Agreement, including the SpinCo Payment); (j) to the extent not already covered in the preceding clause (g), all accrued and unpaid liabilities (but excluding any Taxes, which shall be governed by the Tax Matters Agreement) incurred in connection with the multi-year restructuring program that commenced in 2024 and is described in the Parent Reports (as defined in the Merger Agreement); and (k) guaranties of any obligations of the types described in the preceding clauses (a) through (j), inclusive, of any other Person. For the avoidance of doubt, the term “SpinCo Indebtedness” shall not include (A) any amounts available under any debt instrument to the extent undrawn or uncalled, (B) any indebtedness between wholly-owned members of the SpinCo Group, (C) Total SpinCo Debt or (D) any Expenses (as defined in the Merger Agreement) for which Merger Partner is responsible pursuant to the Merger Agreement.

“SpinCo Indemnitees” has the meaning set forth in Section 5.3.

“SpinCo Insurance Policies” means the insurance policies and programs listed in Section 1.1(p) of the Disclosure Letter.

“SpinCo Intellectual Property” means (a) any and all Intellectual Property (excluding Databases and Software), in each case, that is owned by Parent or any of its Subsidiaries and that is primarily related to the SpinCo Business, including the Intellectual Property set forth on Section 1.1(q)(i) of the Disclosure Letter and (b) any and all Software or Databases that are owned by Parent or any of its Subsidiaries and that are exclusively

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

related to the SpinCo Business, including the Software and Databases set forth on Section 1.1(q)(ii) of the Disclosure Letter; provided, in each case of (a) and (b), that, for the avoidance of doubt and notwithstanding anything to the contrary in this Agreement, SpinCo Intellectual Property shall not include any (i) Specified Parent Intellectual Property or (ii) any Marks covered by subclause (a) of the definition of “Parent Names.”

“SpinCo Joint Venture Agreements” means those Contracts governing the rights and obligations associated with the ownership of the SpinCo Joint Venture Interests, other than the Contracts listed in Section 1.1(r) of the Disclosure Letter.

“SpinCo Joint Venture Interests” means the joint venture interests and equity interests identified as SpinCo Joint Venture Interests and Other Equity Interests on Section 1.1(o) of the Disclosure Letter.

“SpinCo Leased Real Property” means the real property leased or subleased by Parent or any of its Subsidiaries, as lessee or sublessee that is listed in Section 1.1(s) of the Disclosure Letter.

“SpinCo Liabilities” means, without duplication, whether relating to periods prior to, on or after the Distribution:

(a) all Liabilities that are provided by this Agreement or any Ancillary Agreement as Liabilities to be assumed or retained by, or allocated to, any member of the SpinCo Group;

(b) all Liabilities to the extent arising from, related to or resulting from the SpinCo Assets or the ownership, operation or conduct of the SpinCo Business;

(c) all Liabilities included or reflected as Liabilities or obligations of the SpinCo Group or the SpinCo Business on the SpinCo Business Balance Sheet, subject to any discharge of such Liabilities subsequent to the date of the SpinCo Business Balance Sheet;

(d) all Liabilities as of the Distribution Date that are of a nature or type that would have resulted in such Liabilities being included or reflected as Liabilities or obligations of the SpinCo Group or the SpinCo Business on the SpinCo Business Balance Sheet if such balance sheet were prepared as of the Distribution Date on a basis consistent with the determination of the Liabilities included on the SpinCo Business Balance Sheet;

(e) except to the extent set forth in the Real Estate Matters Agreement, all Liabilities arising under Environmental Laws, in each case to the extent related to, arising out of or resulting from (i) the SpinCo Assets or (ii) the SpinCo Business;

(f) except as set forth in the Employee Matters Agreement, all Liabilities to the extent relating to, arising out of or resulting from (i) the employment or services, or termination of employment or services, of any SpinCo Employee or Former SpinCo Employee or (ii) any SpinCo Benefit Plan or SpinCo Non-U.S. Benefit Plan;

(g) all Liabilities to the extent arising from the SpinCo Portion of any Shared Contract or Surviving Intercompany Arrangement;

(h) all Liabilities listed or described on Section 1.1(t) of the Disclosure Letter; and

(i) all Liabilities to the extent relating to, arising out of or resulting from any untrue statement or alleged untrue statement of a material fact or omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading, with respect to all information solely regarding Merger Partner, its Affiliates and its and their businesses, assets or liabilities contained in or incorporated by reference into any Disclosure Document and any other documents filed with the Commission or

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used in documents for an offering of securities in connection with the Distribution or an offering of securities as otherwise contemplated by this Agreement or the transactions contemplated by the Merger Agreement (including, for the avoidance of doubt, the issuance of the SpinCo Debt).

Notwithstanding the foregoing, for the purpose of the “SpinCo Liabilities” definition, Liabilities to the extent arising from, related to or resulting from Intellectual Property shall be deemed excluded from each of prongs (c) and (d), in each case, except to the extent that such Liabilities are otherwise covered by prongs (a), (b), (e)-(i) of this definition of “SpinCo Liabilities.”

For the avoidance of doubt, the SpinCo Liabilities shall not include any Parent Retained Liabilities or any other Liabilities of any member of the Parent Group under this Agreement or any Ancillary Agreement, or any Liabilities for Taxes, which shall be governed by the Tax Matters Agreement.

“SpinCo Non-U.S. Benefit Plan” means (i) any Non-U.S. Benefit Plan sponsored or maintained by a member of the SpinCo Group or (ii) any Non-U.S. Benefit Plan (other than as set forth in (i)) sponsored or maintained by Parent and any of its Subsidiaries exclusively for the benefit of the SpinCo Employees or former employees of the SpinCo Business. For the avoidance of doubt, such plans do not include any statutory programs, including retirement, severance, termination or insurance benefits required by applicable Law.

“SpinCo Owned Real Property” means the real property owned in fee (or local equivalent) by Parent or any of its Subsidiaries that is listed in Section 1.1(u) of the Disclosure Letter.

“SpinCo Payment” has the meaning set forth in Section 4.1(d).

“SpinCo Policy Pre-Separation Insurance Matters” means any (a) circumstance known by the SpinCo Group or the Parent Group or claim made against the SpinCo Group or the Parent Group and reported to the applicable insurer(s) prior to the Distribution Date in respect of an act, omission or Liability occurring prior to the Distribution Date that results in a Liability under a “claims-made-based” or an “occurrence-reported-based” insurance policy of the SpinCo Group in effect prior to the Distribution Date or any extended reporting period thereof, or (b) claim (whether made prior to, on or following the Distribution Date) in respect of facts, circumstances, events or matters occurring prior to the Distribution Date, made under the SpinCo Available Insurance Policies in effect prior to the Distribution Date.

“SpinCo Portion” means that portion of any Shared Contract or any Surviving Intercompany Arrangement, as applicable, that is related to the SpinCo Business.

“SpinCo Real Property Leases” means the leases and subleases for the SpinCo Leased Real Property.

“SpinCo Registration Statements” has the meaning set forth in the Merger Agreement.

“SpinCo Shares” means the ordinary shares, $0.01 par value per share, of SpinCo.

“SpinCo Transaction Expenses” means, without duplication, to the extent not paid prior to the Distribution Time, (w) any and all costs, fees and expenses of outside legal counsel, accountants, experts, consultants, brokers, finders, investment bankers and other representatives incurred by or on behalf of SpinCo or any other member of the SpinCo Group prior to the Distribution; (x) any change in control payment, transaction fee, retention payment or similar obligation or payment, in each case to any SpinCo Employees or Former SpinCo Employees, in each case pursuant to commitments made by Parent prior to the Distribution and for which a member of the SpinCo Group is liable as of immediately prior to the Distribution and solely as a result of the consummation of the Distribution (excluding, for the avoidance of doubt, any “double-trigger” change in control payments, transaction fees, retention payments or similar obligations or payments), together with the employer portion of any Taxes payable with respect thereto; (y) any costs arising from the execution of the physical

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

separation or relocation of any SpinCo Assets or Parent Assets pursuant to the Agreement or any Ancillary Agreement (e.g., moving costs, costs of removing equipment, etc.) and (z) any filing, recording or similar fees incurred in connection with the transfer of any SpinCo Assets or Parent Assets pursuant to this Agreement or any Ancillary Agreement, in each case, in connection with or related to (i) this Agreement, the Merger Agreement or any other Transaction Document to which SpinCo or any other member of the SpinCo Group is a party and the authorization, planning, structuring, preparation, drafting, negotiation, execution and performance of the transactions contemplated hereby or thereby (including the Restructuring, the Distribution, any Separate Conveyances and any fees and expenses for which Parent is responsible under the Merger Agreement), or (ii) the preparation, review and audit of any financial statements of the SpinCo Business; provided, that SpinCo Transaction Expenses shall exclude any Expenses (as defined in the Merger Agreement) for which Merger Partner is responsible pursuant to the Merger Agreement and, except as set forth in the foregoing clause (x), any Taxes, which are governed by the Tax Matters Agreement.

“Subsidiary” of any Person means any corporation or other organization, whether incorporated or unincorporated, of which at least a majority of the securities or interests having by the terms thereof ordinary voting power to elect at least a majority of the board of directors or others performing similar functions with respect to such corporation or other organization, is directly or indirectly owned or controlled by such Person or by any one or more of its Subsidiaries; provided, that the joint ventures listed in Section 1.1(v) of the Disclosure Letter shall not be considered Subsidiaries of Parent or any of its Subsidiaries.

“Surviving Intercompany Arrangements” has the meaning set forth in Section 2.3(b).

“Tax” or “Taxes” has the meaning set forth in the Tax Matters Agreement.

“Tax Benefit” has the meaning set forth in the Tax Matters Agreement.

“Tax Contest” has the meaning set forth in the Tax Matters Agreement.

“Tax Matters Agreement” means the Tax Matters Agreement, in substantially the form attached hereto as Exhibit E, entered into or to be entered into by and between Parent, Eaton Ohio, Eaton HoldCo, SpinCo and Merger Partner on or immediately prior to the Distribution Date.

“Tax Record” has the meaning set forth in the Tax Matters Agreement.

“Tax Return” has the meaning set forth in the Tax Matters Agreement.

“Third-Party Claim” means any written assertion or other commencement by a Person (including any Governmental Authority) who is not a member of the Parent Group or the SpinCo Group of any claim, demand, inquiry or investigation, or the commencement by any such Person of any Action, against any member of the Parent Group or the SpinCo Group.

“Third-Party Proceeds” has the meaning set forth in Section 5.4(a).

“Total SpinCo Debt” means, collectively, any debt incurred by SpinCo or any of its Subsidiaries to finance the SpinCo Payment.

“Trademark License Agreements” means the Trademark License Agreements, in substantially the form attached hereto as Exhibit D, entered into or to be entered into by and among one or more members of the Parent Group, on the one hand, and one or more members of the SpinCo Group, on the other hand.

“Transfer Limitation” has the meaning set forth in Section 2.1(d).

“Transferring Party” has the meaning set forth in Section 2.1(d).

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“Transition Services Agreement” means the Transition Services Agreement, substantially in the form attached hereto as Exhibit G, entered into or to be entered into by and between Parent and SpinCo.

“Treasury Regulations” means the regulations promulgated by the U.S. Treasury Department under the Code.

“Unaffiliated Accounting Firm” has the meaning set forth in Section 2.7(c)(iii).

ARTICLE II

THE SEPARATION

Section 2.1 Transfer of Assets and Assumption of Liabilities.

(a) Restructuring Actions. In accordance with the plan and structure set forth on Section 2.1(a) of the Disclosure Letter (such plan and structure, as it may be revised in accordance with Section 2.1(k), being referred to herein as the “Restructuring Plan”) and to the extent not previously effected pursuant to the steps of the Restructuring Plan that have been completed prior to the date of this Agreement, prior to the Distribution, the Parties shall, and shall cause their respective Group members to, execute such instruments of assignment, transfer or conveyance (the “Transfer Documents”) and take such other corporate actions as are necessary to:

(i) transfer and convey to one or more members of the SpinCo Group all of the right, title and interest of the Parent Group in, to and under all SpinCo Assets not already owned by the SpinCo Group (other than the Royal Precision Equity Interests, which shall be transferred pursuant to the Royal Precision Purchase Agreement, and, following a Specified Asset Transfer Election (if any), the Specified Assets, which shall be transferred pursuant to the Specified Asset Purchase Agreement);

(ii) transfer and convey to one or more members of the Parent Group all of the right, title and interest of the SpinCo Group in, to and under all Parent Assets not already owned by the Parent Group;

(iii) cause one or more members of the SpinCo Group to assume all of the SpinCo Liabilities to the extent such Liabilities would otherwise remain Liabilities of any member of the Parent Group; and

(iv) cause one or more members of the Parent Group to assume all of the Parent Liabilities to the extent such Liabilities would otherwise remain Liabilities of any member of the SpinCo Group.

Parent will work in good faith to effect the Restructuring Plan in a timely manner. Parent will afford Merger Partner a reasonable opportunity to review and comment on any Transfer Documents prior to execution, and Parent shall give due and good faith consideration to any such reasonable and timely comments (provided, no such review shall be required if any Transfer Document is based on a form which Merger Partner has previously reviewed and agreed with Parent, unless such Transfer Document differs from the agreed form in any material respect or would adversely affect SpinCo or Merger Partner). Parent shall keep Merger Partner reasonably informed of, and, to the extent reasonably requested by Merger Partner from time to time, furnish Merger Partner with information relating to, the determination, transfers or assumptions, as applicable (including any Consents addressed in Section 2.1(d)), of the SpinCo Assets that are proposed to be transferred to, and the SpinCo Liabilities that are proposed to be assumed by, the SpinCo Group under any Transaction Document on a reasonably prompt basis.

The Royal Precision Equity Interests and, following a Specified Asset Transfer Election (if any), the Specified Assets, shall be transferred and conveyed in accordance with the Royal Precision Purchase Agreement or the Specified Asset Purchase Agreement, as applicable, and not pursuant to this Agreement.

(b) SpinCo Wrong Pockets. In the event that it is discovered within twenty-four (24) months after the Distribution that there was an omission of: (i) the transfer or conveyance by SpinCo (or a member of the

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

SpinCo Group) to, or the acceptance or assumption by, Parent (or a member of the Parent Group) of any Parent Asset or Parent Liability, as the case may be, or (ii) the transfer or conveyance by Parent (or a member of the Parent Group) to, or the acceptance or assumption by, SpinCo (or a member of the SpinCo Group) of any SpinCo Asset or SpinCo Liability, as the case may be, the Parties shall promptly upon becoming aware of the foregoing, effect such transfer, conveyance, acceptance or assumption of such Asset or Liability, as the case may be, for no consideration and subject to Section 2.5. Any transfer, conveyance, acceptance or assumption made pursuant to this Section 2.1(b) shall be treated by the Parties for all purposes as if it had occurred on the earlier of (i) immediately prior to the Separation and (ii) the time such Assets and Liabilities would have been transferred, conveyed, accepted or assumed in the Local Transfer Agreement for the jurisdiction to which such Assets relate, except as otherwise required by applicable Law or a Final Determination.

(c) Parent Wrong Pockets. In the event that it is discovered within twenty-four (24) months after the Distribution that there was a transfer or conveyance (i) by SpinCo (or a member of the SpinCo Group) to, or the acceptance or assumption by, Parent (or a member of the Parent Group) of any SpinCo Asset or SpinCo Liability, as the case may be, or (ii) by Parent (or a member of the Parent Group) to, or the acceptance or assumption by, SpinCo (or a member of the SpinCo Group) of any Parent Asset or Parent Liability, as the case may be, the Parties shall promptly upon becoming aware of any of the foregoing, transfer or convey such Asset or Liability back to the transferring or conveying Party or to rescind any acceptance or assumption of such Asset or Liability, as the case may be, for no additional consideration and subject to Section 2.5. Any transfer or conveyance made or acceptance or assumption rescinded pursuant to this Section 2.1(c) shall be treated by the Parties for all purposes as if such Asset or Liability had never been originally transferred, conveyed, accepted or assumed, as the case may be, except as otherwise required by applicable Law or a Final Determination.

(d) Delayed Assets; Delayed Liabilities. To the extent that any transfer or conveyance of any Asset or acceptance or assumption of any Liability (in each case, except with respect to Shared Contracts, which are governed solely by Section 2.4 or Credit Support Instruments, which are governed solely by Article III) required by this Agreement or the Separate Conveyancing Instruments to be so transferred, conveyed, accepted or assumed shall not have been completed prior to the Distribution, during the twenty-four (24) month period following the Distribution, the Parties shall effect (or, in the case of any Registered Intellectual Property or applications for registered Intellectual Property, in each case, the transfer or conveyance of which hereunder is required to be filed by the Transferring Party with a Governmental Authority in order to be effected, shall make such filing(s) during such twenty-four (24) month period for) such transfer, conveyance, acceptance or assumption as promptly following the Distribution as shall be practicable. Nothing in this Agreement shall be deemed to require the transfer or conveyance of any Assets or the acceptance or assumption of any Liabilities which by their respective terms (or the terms of any Contract relating to such Asset or Liability) or under applicable Law cannot be so transferred, conveyed, accepted or assumed (a “Transfer Limitation”); provided, however, that, subject to the terms hereof, the Parties shall use reasonable best efforts to obtain any necessary Governmental Approvals and other Consents for the transfer, conveyance, acceptance or assumption (as applicable) of such Asset or Liability as required by this Agreement to be so transferred, conveyed, accepted or assumed. In the event that any such transfer, conveyance, acceptance or assumption (as applicable) has not been completed effective as of the Distribution, the Party retaining such Asset or Liability pursuant to this Section 2.1(d) (or the member of the Party’s Group retaining such Asset or Liability) (the “Transferring Party”) shall thereafter hold such Asset for the use and benefit of the Party (or the member of such Party’s Group) entitled thereto (the “Receiving Party”) (at the expense of the Receiving Party) and retain such Liability for the account, and at the expense, of the Receiving Party. Except as prohibited by applicable Law, with respect to any such Asset that is Intellectual Property, until such time as such Asset is transferred, accepted or assumed, as applicable, by the Receiving Party, the Transferring Party hereby grants, and shall cause each applicable member of its Group to grant, to the Receiving Party and its Group (i) a non-exclusive, royalty-free, fully paid-up, worldwide, irrevocable, sublicensable, right and license (or sub-license, as the case may be) to use, practice and otherwise exploit such Asset and (ii) a covenant not to sue with respect to the Receiving Party and its Group’s use, practice and exploitation of any such Asset that is Intellectual Property and solely in connection with the exploitation of such Asset, in each case under the foregoing clauses (i) and (ii), effective as of the Distribution

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

Date. Each Party (and the applicable members of their respective Groups) shall take such other actions as the Receiving Party shall reasonably request, in each case in order to place the Receiving Party (or the member of its Group), insofar as reasonably possible, in the same position as would have existed had such Asset or Liability been transferred, conveyed, accepted or assumed (as applicable) as and when contemplated by this Agreement (absent this Section 2.1(d)), including in respect of possession, use, risk of loss, potential for gain and control over such Asset or Liability, as the case may be, and all costs and expenses related thereto shall inure to the Receiving Party from the time when such Asset or Liability was contemplated to be transferred pursuant to this Agreement. To the extent a Transferring Party retains a physical asset pursuant this Section 2.1(d), unless otherwise agreed by the relevant parties, such Transferring Party will exercise care for such access in the ordinary course consistent with such Transferring Party’s care for its own physical assets, at the Receiving Party’s expense. As and when any such Asset or Liability becomes transferable or assumable, as the case may be, each Party shall, and shall cause the members of its Group to promptly effect such transfer, conveyance, acceptance or assumption (as applicable). Any transfer, conveyance, acceptance or assumption made pursuant to this Section 2.1(d) shall be treated by the Parties for all purposes of this Agreement as if it had occurred as of the Distribution or such earlier effective date as provided in an applicable Local Transfer Agreement, except as otherwise required by applicable Law or a Final Determination. Except as otherwise required by applicable Law, each Party shall, and shall cause the members of its Group to, (i) treat for all Tax purposes (x) any Assets retained pursuant to this Section 2.1(d) as owned by the Receiving Party (or applicable member of its Group) entitled to such Asset, and (y) any Liability retained pursuant to this Section 2.1(d) as a Liability of the Receiving Party (or applicable member of its Group) intended to be responsible for such Liability, in each case not later than the Effective Time, and (ii) each Party shall file all Tax Returns in a manner consistent with such treatment and not take any Tax position inconsistent therewith except as otherwise required by applicable Law or a Final Determination.

(e) The Transferring Party (i) shall not be obligated by this Agreement or any Ancillary Agreement, in connection with the arrangements contemplated by Section 2.1(d), to expend any money or take any action that would require the expenditure of money unless and to the extent the Receiving Party advances or agrees to reimburse it for the applicable expenditures, (ii) subject to clause (i), shall use its reasonable best efforts to provide the Receiving Party with such information and assistance as the Receiving Party may reasonably request in order to exercise its rights or perform its obligations with respect to such Asset or Liability, as applicable and (iii) shall not renew or extend the term of, or increase any of its obligations under, such Asset or Liability, other than at the written request or with the prior written consent of the Receiving Party.

(f) Consideration. Notwithstanding anything herein or in any Ancillary Agreement to the contrary, but subject to Section 2.1(h) and Article III, no Party nor their respective Groups shall be required to (and, with respect to the SpinCo Assets, no member of the Parent Group shall without Merger Partner’s consent) contribute capital, pay or grant any consideration or concession in any form (including providing any letter of credit, guaranty or other financial accommodation) to any Person in order to cause any Transfer Limitation to be satisfied (other than reasonable out-of-pocket expenses, attorneys’ fees and expenses and recording or similar fees, in each case of a third-party counterparty that are incurred in connection with satisfying the applicable Transfer Limitation); provided, that each Party shall be responsible for its own reasonable out-of-pocket expenses and attorneys’ fees and expenses and the Receiving Party entitled to such Asset or required to assume such Liability, as applicable, shall be responsible for recording or similar fees. For the avoidance of doubt, neither this Section 2.1(f) nor Section 2.1(e) will waive or modify Parent’s obligations with respect to SpinCo Transaction Expenses as otherwise provided herein or under the Merger Agreement.

(g) Evidence of Restructuring. Without limiting any other provision hereof, but subject to Section 2.1(f), each of Parent, Eaton Ohio, Eaton HoldCo, on one hand, and SpinCo, on the other hand, will take, and will cause each member of their respective Group to take, such actions as are reasonably necessary to consummate or evidence the Restructuring (whether prior to, at or after the Distribution, as applicable). The Parties agree that the manner in which the Restructuring has been or will be implemented is solely as set forth in the Restructuring Plan, as may be modified in accordance with the terms of this Agreement.

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

(h) Novation of Liabilities. Notwithstanding anything herein to the contrary, but subject to Article III, in the event that Parent determines to seek a novation or assignment and release with respect to any SpinCo Liability, SpinCo shall reasonably cooperate with, and shall cause the other members of the SpinCo Group to reasonably cooperate with, Parent and the other members of the Parent Group (including, where necessary, entering into appropriate instruments of assumption subject to the last sentence of Section 2.5 and, where necessary, SpinCo providing parent guarantees in support of the obligations of other members of the SpinCo Group) to cause such novation or assignment and release to be obtained, on terms reasonably acceptable to Parent, and to have Parent and the other members of the Parent Group released from all applicable Liabilities to third parties and, in the event SpinCo determines to seek a novation or assignment and release with respect to any Parent Liability, Parent shall reasonably cooperate with, and shall cause the other members of the Parent Group to reasonably cooperate with, SpinCo and the other members of the SpinCo Group (including, where necessary, entering into appropriate instruments of assumption subject to the last sentence of Section 2.5 and, where necessary, Parent providing parent guarantees in support of the obligations of other members of the Parent Group) to cause such novation or assignment and release to be obtained, on terms reasonably acceptable to SpinCo, and to have SpinCo and the other members of the SpinCo Group released from all applicable Liabilities to third parties; provided, that, no Party nor any other member of its Group shall be required to contribute capital, pay or grant any consideration or concession in any form (including providing any letter of credit, guaranty or other financial accommodation, except as provided in this Section 2.1(h)) to any Person in order to cause such novation or assignment and release to be obtained (other than reasonable out-of-pocket expenses, attorneys’ fees and expenses and recording or similar fees, in each case of a third-party counterparty that are incurred in connection with the applicable novation or assignment and release); provided, further, that Parent and SpinCo shall not agree to any amendment, modification or other concession with an adverse effect in any respect on any member of the SpinCo Group or Merger Partner or any of its Affiliates or any of their respective businesses or assets, in each case, in connection with obtaining any such novation, assignment or release, without the prior written consent of Merger Partner.

(i) SpinCo Joint Venture Interests. With respect to the SpinCo Joint Venture Interests and Other Equity Interests and the joint ventures listed in Section 1.1(o) of the Disclosure Letter, the Parties shall take the actions set forth on Section 2.1(i) of the Disclosure Letter.

(j) Specified Assets. With respect to the Specified Assets, the Parties shall take the actions set forth on Section 2.1(j) of the Disclosure Letter.

(k) Updates to Restructuring Plan. Without limiting any other provision hereof, in connection with the reorganization contemplated by Section 2.1(a), each of Parent, Eaton Ohio, Eaton HoldCo and SpinCo will take, and will cause each member of its respective Group to take, such actions as are reasonably necessary to consummate the transactions contemplated by the Restructuring Plan (whether prior to, at or after the Distribution). Prior to the Distribution, Parent shall be permitted to update, amend, deviate, modify or supplement the then-current Restructuring Plan (including by making conforming amendments to Section 2.1(a) of the Disclosure Letter) only if such update, amendment, deviation, modification or supplement (which, for the avoidance of doubt, would include any additional step or additional description of a step currently included on the Restructuring Plan) (i) is consistent in all respects with the allocation of SpinCo Assets, SpinCo Liabilities, Parent Assets and Parent Liabilities in accordance with the definitions of such terms and otherwise consistent in all respects with allocations of assets and liabilities in the other Master Ancillary Agreements, (ii) would not reasonably be expected to delay the occurrence of the Distribution Date, (iii) would not reasonably be expected to result in any non-de minimis incremental Liability (including, for the avoidance of doubt, Tax Liability) to SpinCo or any of its Subsidiaries unless and only to the extent such incremental Liability is required to be indemnified by Eaton Ohio or Eaton HoldCo pursuant to this Agreement or any other Master Ancillary Agreement, (iv) would not reasonably be expected to (in light of the terms of this Agreement and the Specified Asset Purchase Agreement) delay the Separate Conveyance of the Specified Assets beyond the Distribution Date, and (v) would not reasonably be expected (in light of the terms of this Agreement and the other Master Ancillary Agreements) to impede in any material respect the SpinCo Business (any update, modification or supplement

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

described in this sentence, a “Permitted Reorganization Amendment”). For purposes of determining whether there is a non-de minimis incremental Liability, any change in the amount of Tax Attributes or Tax Benefits to be received by the SpinCo Group as a result of a change in the Restructuring Plan shall not be considered as giving rise to any incremental Liability for purposes of this Agreement. Parent shall regularly consult in good faith with Merger Partner in the course of the further development of the Restructuring Plan, provide any information reasonably requested by Merger Partner related thereto, and consider in good faith comments from Merger Partner in respect of such further development of the Restructuring Plan. At such time as Parent notifies Merger Partner in writing that it proposes to make an amendment to the Restructuring Plan, Parent shall consider in good faith any further comments from Merger Partner. Except as provided in the next sentence, and other than any Permitted Reorganization Amendment (and subject to compliance with the notification and consultation obligations described in the preceding two sentences), no update, modification or supplement to the then-current Restructuring Plan may be made by Parent without the prior written consent of Merger Partner (such consent not to be unreasonably withheld, conditioned or delayed). Notwithstanding anything to the contrary in this Agreement or the Merger Agreement, Parent, Eaton Ohio, Eaton HoldCo, SpinCo and their respective Affiliates may, without requiring the written consent of Merger Partner, except to the extent required pursuant to clause (II) below, prior to the Distribution, take actions to implement the Restructuring Plan (to the extent such actions are not expressly depicted in the Restructuring Plan) including, (i) actions necessary to ensure that, upon the Distribution, each member of the SpinCo Group shall have the entity classification for U.S. federal income tax purposes shown for each member of the SpinCo Group in the Restructuring Plan, (ii) distributions and other transfers of excess cash from any members of the SpinCo Group, (iii) transfers (by way of contributions, loans or otherwise) to fund the members of the SpinCo Group to implement the Restructuring Plan, (iv) payments or other transfers to reduce or eliminate any intercompany indebtedness or other intercompany account and (v) actions necessary to ensure that, upon the Distribution, members of the SpinCo Group do not own any Parent Assets, on the one hand, and members of the Parent Group do not own the SpinCo Assets; provided, that (I) (x) any such actions shall be consistent with the Intended Tax Treatment and not impede or prevent the delivery of the Parent Tax Opinions or the Merger Tax Opinion, and (y) the documentation implementing the actions described in clauses (i) and (v) of the foregoing shall be provided in draft form to Merger Partner and its counsel reasonably in advance of undertaking such action, and Merger Partner and its counsel shall be afforded the right to comment on any such actions described in clauses (i) and (v) of the foregoing and the applicable documentation implementing such actions, and all such comments shall be considered in good faith by Parent and its counsel, and (II) Merger Partner’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed) shall be required solely with respect to any actions described in clauses (i) through (v) that would, based on information then available to Parent, reasonably be expected to be material and adverse to Merger Partner (taking into account the indemnity obligations under this Agreement or any Ancillary Agreement).

(l) Cash Matters. Parent shall use reasonable best efforts to cause the applicable members of the SpinCo Group to have, with respect to each SpinCo Cash Jurisdiction, the amount of cash for such SpinCo Cash Jurisdiction set forth on Section 2.1(l) of the Disclosure Letter.

Section 2.2 Priority of Agreements. Each of Parent and SpinCo agrees on behalf of itself and the members of its Group that, except as explicitly provided in this Agreement or any Ancillary Agreement, (a) in the event of any conflict between the terms of this Agreement and the Tax Matters Agreement, the Tax Matters Agreement will govern with respect to all matters relating to Taxes and Tax Returns, (b) in the event of any conflict between the terms of this Agreement and the Employee Matters Agreement, the Employee Matters Agreement will govern with respect to all matters relating to employee and employee compensation and benefits-related matters, (c) in the event of any conflict between the terms of this Agreement and the Confirmation of Intellectual Property Assignment and any Intellectual Property assignment agreements entered into pursuant thereto, the Confirmation of Intellectual Property Assignment and such Intellectual Property assignment agreements will govern with respect to all matters relating to the assignment of Parent Intellectual Property and SpinCo Intellectual Property and the recordation of the assignment of any registrations or applications of Parent Intellectual Property and SpinCo Intellectual Property that is allocated hereunder or thereunder, as applicable, (d) in the event of any conflict between the terms of this Agreement and the Intellectual Property Cross License

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

Agreement, the Intellectual Property Cross License Agreement will govern with respect to all matters relating to the use and licensing of the Intellectual Property identified therein between members of the Parent Group and members of the SpinCo Group, (e) in the event of any conflict between the terms of this Agreement and the Real Estate Matters Agreement, the Real Estate Matters Agreement will govern all matters relating to the Real Estate Separation Documents, including the allocation and transfer of interests in real property, and (f) in the event of any conflict between the terms of this Agreement, on the one hand, and any of the Trademark License Agreements, on the other hand, the applicable Trademark License Agreement will govern with respect to all matters relating to the use and licensing of the Marks identified therein between members of the Parent Group and members of the SpinCo Group. Except as set forth in the immediately preceding sentence in respect of matters governed exclusively by the Ancillary Agreements, in the event and to the extent that there shall be a conflict between the provisions of this Agreement and the provisions of any Ancillary Agreement, the provisions of this Agreement shall control (unless this Agreement or the applicable Ancillary Agreement explicitly provides otherwise in respect of such conflict).

Section 2.3 Termination of Intercompany Arrangements and Intercompany Accounts; Payments.

(a) Except as set forth in Section 2.3(b) or Section 2.3(c), in furtherance of the releases and other provisions of Section 5.1, effective as of the Distribution, the Parties agree that any and all Intercompany Arrangements (including any intercompany accounts payable or accounts receivable in effect or accrued thereunder (“Intercompany Accounts”)) that are in existence as of the Distribution Date, shall be deemed terminated without any further liability to a Party or any member its Group; provided, however, that if more than one member of any Party’s Group is party to an Intercompany Arrangement, such Intercompany Arrangement shall continue in full force and effect as between the members of such Group and shall be terminated only as between such Group members that are party thereto, on the one hand, and the members of the other Party’s Group that are party thereto, on the other hand. No such terminated Intercompany Arrangement or Intercompany Account (including any provision thereof that purports to survive termination) shall be of any further force or effect after the Distribution Time, and neither Party nor or any member of its Group shall have any liability thereunder after the Distribution Time. Each Party shall, at the reasonable request of the other Party, take, or cause to be taken, such other actions as may be necessary to effect the foregoing. The Parties, on behalf of the members of their respective Groups, hereby waive any advance notice provision or other termination requirements or conditions with respect to any Intercompany Arrangement.

(b) The provisions of Section 2.3(a) and Section 2.3(c) shall not apply to any of the following Intercompany Arrangements or Intercompany Accounts (or to any of the provisions thereof): (i) this Agreement and the Ancillary Agreements (and each other Intercompany Arrangement or Intercompany Account contemplated by this Agreement or any Ancillary Agreement to be entered into by any Party or any other member of its Group, including any Real Estate Separation Document and any Local Transfer Agreement, or created by any Ancillary Agreement, the Merger Agreement and the Transaction Documents (as defined in the Merger Agreement)); (ii) any Intercompany Arrangements to which any third party is a party, including any Shared Contracts; (iii) any other Intercompany Arrangements or Intercompany Accounts created by any Ancillary Agreement or that this Agreement, any Ancillary Agreement or such Intercompany Arrangement expressly contemplates will survive the Distribution Date; (iv) any Intercompany Arrangement entered into in connection with the transactions contemplated hereby for the purpose of surviving the Distribution and governing commercial matters between Parent Group and the SpinCo Group following the Distribution; (v) any intercompany trade payables and trade receivables; and (vi) those Intercompany Arrangements and Intercompany Accounts set forth on Section 2.3(b) of the Disclosure Letter (collectively, the “Surviving Intercompany Arrangements”).

(c) In connection with the termination of Intercompany Accounts described in Section 2.3(a), each of Parent and SpinCo shall cause each Intercompany Account between a member of the SpinCo Group, on the one hand, and a member of the Parent Group, on the other hand, outstanding as of the close of business on the Business Day immediately prior to the Distribution Date to be settled in the manner provided on Section 2.3(c) of the Disclosure Letter.

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

(d)

(i) Parent and SpinCo agree to take, or cause the respective members of their respective Groups to take, prior to the Distribution (or as promptly as reasonably practicable thereafter), all actions necessary to amend all contracts or agreements governing (x) the Parent Accounts so that such Parent Accounts, if linked (whether by automatic withdrawal, automatic deposit or any other authorization to transfer funds from or to, hereinafter “linked”) to any SpinCo Account, are de-linked from such SpinCo Accounts and (y) the SpinCo Accounts so that such SpinCo Accounts, if linked to any Parent Account, are de-linked from such Parent Accounts.

(ii) With respect to any outstanding checks or wire transfers issued by, or payments made by, Parent, SpinCo or any of their respective Subsidiaries prior to the Distribution, such outstanding checks, wire transfers or payments shall be honored from and after the Distribution by the Person or Group owning the account on which the check is drawn, or the wire transfer or payment is made, without limiting the ultimate allocation of Liability for such amounts under this Agreement or any Ancillary Agreement.

(iii) Except to the extent prohibited by applicable Law or a Final Determination, the Parties contemplate that, from time to time after the Distribution Date, a member of the Parent Group or of the SpinCo Group, as applicable (any such party, the “Paying Party”), as a convenience to a member of the SpinCo Group or of the Parent Group, as applicable (the “Responsible Party”), or inadvertently, may make certain payments that are properly the responsibility of the Responsible Party (whether pursuant to this Agreement or otherwise) (any such payment made, a “Disbursement,” and the underlying invoice or similar documentation evidencing such obligation, a “Disbursement Invoice”). Similarly, from time to time after the Distribution Date, a member of the Parent Group or the SpinCo Group, as applicable (any such party, the “Collecting Party”), may receive from third parties certain payments to which a member of the SpinCo Group or of the Parent Group, as applicable, is entitled, including payments made inadvertently (any such party, the “Disbursement Receiving Party”, and any such payment received, a “Receipt”). Accordingly, with respect to Disbursements and Receipts, the Parties agree as follows:

(1) Disbursements. The Responsible Party (or, if Parent is the Responsible Party, either Eaton Ohio, or Eaton HoldCo, as applicable) shall pay to the Paying Party an amount equal to the amount of such Disbursement, plus any out-of-pocket costs incurred by the Paying Party related to the processing and payment of such Disbursement (including any bank charges), all of which shall be invoiced or, if applicable, settled in accordance with Section 9.6 of the Disclosure Letter, except as otherwise provided in this Section 2.3(d)(iii) (including with respect to the time periods specified herein). A Paying Party shall provide such Disbursement Invoices for which it is seeking reimbursement as the Responsible Party may reasonably request.

(2) Receipts. A Collecting Party shall remit Receipts monthly in arrears to the Disbursement Receiving Party in an amount equal to the aggregate amount of such Receipts minus any out-of-pocket costs incurred by the Collecting Party related to the collection and processing of such Receipts (including any bank charges), all of which shall be paid in accordance with Section 9.6 of the Disclosure Letter (or deducted from any amount to be reimbursed to the Collecting Party at such time under this Section 2.3(d)(iii), if applicable), except as otherwise provided in this Section 2.3(d)(iii) (including with respect to the time periods specified herein).

(3) Certain Exceptions. If, with respect to any particular transaction(s), it is impracticable under the circumstances to comply with the procedures set forth in this Section 2.3(d)(iii) (including the time periods specified herein), the Parties shall cooperate to find a mutually agreeable alternative that shall achieve substantially equivalent economic results; provided, however, that, notwithstanding anything to the contrary in Section 9.6 of the Disclosure Letter, if a Collecting Party cannot comply with the procedures set forth in Section 2.3(d)(iii)(2) because it does not become aware of a Receipt on behalf of the Disbursement Receiving Party in time (e.g., because of the commingling of funds in an account), such Collecting Party shall

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

remit such Receipt without interest thereon to the Disbursement Receiving Party within ten (10) Business Days after it becomes aware of such Receipt. Notwithstanding anything to the contrary in this Section 2.3(d)(iii), Parent shall have no obligation or liability as either a Responsible Party (with respect to a Disbursement) or a Collecting Party (with respect to a Receipt) to either SpinCo or a member of the SpinCo Group that is a Paying Party or a Disbursement Receiving Party, as the case may be, rather, in the event that Parent would have otherwise been either a Responsible Party or a Collecting Party, Eaton Ohio or Eaton HoldCo, as reasonably determined by Parent, shall be the Responsible Party or Collecting Party with respect to any such payments to SpinCo or a member of the SpinCo Group.

(e) Each of Parent and SpinCo shall, and shall cause the members of their respective Groups to, take all necessary actions to remove each of SpinCo and SpinCo’s Subsidiaries from all Cash Management Arrangements to which it is a party, in each case prior to the close of business on the Business Day immediately prior to the Distribution Date.

Section 2.4 Shared Contracts.

(a) Except as set forth on Section 2.4 of the Disclosure Letter, the Parties shall, and shall cause the members of their respective Groups to, use their respective reasonable best efforts (including by using their respective reasonable best efforts to obtain any Consents) to cause each Shared Contract to be apportioned (whether by dividing, partially assigning, modifying or replicating (in whole or in part) the respective rights and obligations under and in respect of any Shared Contract), such that (i) a member of the SpinCo Group is the beneficiary of the rights and is responsible for the obligations related to the SpinCo Portion of a Shared Contract, which rights shall be a SpinCo Asset and which obligations shall be a SpinCo Liability, and (ii) a member of the Parent Group is the beneficiary of the rights and is responsible for the obligations related to the Parent Portion of a Shared Contract, which rights shall be a Parent Asset and which obligations shall be a Parent Liability. Nothing in this Agreement shall require the division, partial assignment, modification or replication of a Shared Contract unless and until any necessary Consents are obtained or made, as applicable; provided, that if the Parties, or their respective Group members, as applicable, are not able to enter into an arrangement to formally divide, partially assign, modify or replicate such Shared Contract prior to the Distribution as contemplated by the immediately preceding sentence, then, until the earliest of (A) such time as such arrangement is entered into or such rights and obligations are otherwise assigned to and assumed by the Party entitled thereto, and (B) the expiration of the term of such Shared Contract in accordance with its terms, the Parties shall, and shall cause their respective Group members to, cooperate in any reasonable and legally permissible arrangement to provide that, following the Distribution, a member of the SpinCo Group shall receive the interest in the benefits and obligations of the SpinCo Portion under such Shared Contract and a member of the Parent Group shall receive the interest in the benefits and obligations of the Parent Portion under such Shared Contract, it being understood that no Party shall have Liability to the other Party for the failure of any third party to perform its obligations under any such Shared Contract; provided, that the contracting Party shall use reasonable best efforts to enforce the applicable Shared Contract for the benefit of the Party entitled to the relevant portion upon such Party’s reasonable request and at such requesting Party’s expense to the extent such costs are actual, reasonable and documented third party out-of-pocket costs. Except as otherwise required by applicable Law, each of Parent and SpinCo shall, and shall cause the members of its Group to, (i) treat for all Tax purposes the portion of each Shared Contract inuring to its respective businesses as an Asset owned by, or a Liability of, as applicable, such Party, or the members of its Group, as applicable, not later than the Effective Time, and (ii) file all Tax Returns in a manner consistent with such treatment and not take any Tax position inconsistent therewith except as otherwise required by applicable Law or a Final Determination.

(b) Nothing in this Section 2.4 shall require any Party or any member of its Group to contribute capital, pay or grant any consideration or concession in any form (including providing any letter of credit, guaranty or other financial accommodation) to any Person (other than reasonable out-of-pocket expenses, attorneys’ fees and expenses and recording or similar fees, in each case of a third-party counterparty to a Shared Contract that are incurred in connection with the applicable division, partial assignment, modification or

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

replication of such Shared Contract); provided, that each Party shall be responsible for its own reasonable out-of-pocket expenses and attorneys’ fees and expenses and the member of the Party’s Group entitled to such Asset or intended to assume such Liability shall be responsible for recording or similar fees; provided, further, that Parent and SpinCo shall not agree to any amendment or modification to any Shared Contract or other concession to a counterparty to any Shared Contract, in each case that has an adverse effect in any respect on any member of the SpinCo Group or Merger Partner or any of its Affiliates or any of their respective business, in each case, in connection with obtaining any such division, partial assignment, modification or replication, without the prior written consent of Merger Partner.

Section 2.5 Disclaimer of Representations and Warranties. Each of Parent (on behalf of itself and each other member of the Parent Group) and SpinCo (on behalf of itself and each other member of the SpinCo Group) understands and agrees that, except as expressly set forth in this Agreement, the Merger Agreement, or any Ancillary Agreement, no party to this Agreement, the Merger Agreement, any Ancillary Agreement or any other agreement or document contemplated by this Agreement, the Merger Agreement or any Ancillary Agreement is representing or warranting in any way as to any Assets or Liabilities transferred or assumed as contemplated hereby or thereby, as to the sufficiency of the Assets or Liabilities transferred, conveyed, accepted or assumed hereby or thereby, as applicable, as to any notices, Governmental Approvals or other Consents required in connection therewith or in connection with any past transfers of the Assets or assumptions of the Liabilities, as to the value or freedom from any Liens of, or any other matter concerning, any Assets or Liabilities of such party, or as to the absence of any defenses or rights of set-off or freedom from counterclaim with respect to any claim or other Asset, including any accounts receivable, of any such party, or as to the legal sufficiency of any assignment, document or instrument delivered hereunder to convey title to any Asset or thing of value upon the execution, delivery and filing hereof or thereof, and each of Parent (on behalf of itself and each other member of the Parent Group) and SpinCo (on behalf of itself and each other member of the SpinCo Group) has relied only on the representations and warranties expressly contained in Section 9.2(c), in the Merger Agreement, or in any Ancillary Agreement. Except as may expressly be set forth herein or in any Ancillary Agreement, any such Assets are being transferred on an “as is,” “where is,” “with all faults” basis and the respective transferees shall bear the economic and legal risks that (a) any conveyance shall prove to be insufficient to vest in the transferee good and marketable title, free and clear of any Liens and (b) any necessary notices, Governmental Approvals or other Consents are not delivered or obtained, as applicable, or that any requirements of Laws or judgments are not complied with. To the extent any Local Transfer Agreement, Real Estate Separation Document or any other instrument, assignment, document or agreement described in Section 2.1 includes representations, warranties, covenants, indemnities or other provisions inconsistent with the purpose of this Section 2.5, each of SpinCo, on behalf of itself and the SpinCo Group (and, following the Distribution and Merger, its Affiliates), and Parent, on behalf of itself and the Parent Group, hereby waives and agrees not to enforce such provisions.

Section 2.6 Waiver of Bulk-Sale and Bulk-Transfer Laws. SpinCo hereby waives compliance by each and every member of the Parent Group with the requirements and provisions of any “bulk-sale” or “bulk-transfer” Laws of any jurisdiction that may otherwise be applicable with respect to the transfer or sale of any or all of the SpinCo Assets to any member of the SpinCo Group. Parent hereby waives compliance by each and every member of the SpinCo Group with the requirements and provisions of any “bulk-sale” or “bulk-transfer” Laws of any jurisdiction that may otherwise be applicable with respect to the transfer or sale of any or all of the Parent Assets to any member of the Parent Group.

Section 2.7 Certain Adjustment.

(a) Certain Definitions.

(i) “Estimated Adjustment Amount” means the amount, which may be positive or negative, equal to the sum of:

(1) the lesser of (A) the Estimated SpinCo Cash Amount and (B) the Maximum Cash Amount,

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

(2) minus Estimated SpinCo Indebtedness as of immediately prior to the Distribution Time.

(ii) “Adjustment Amount” means the amount, which may be positive or negative, equal to the sum of:

(1) the lesser of (A) the SpinCo Cash Amount and (B) the Maximum Cash Amount,

(2) minus SpinCo Indebtedness as of immediately prior to the Distribution Time.

(b) Closing Statement.

(i) At least five (5) Business Days in advance of the Distribution Date, Parent shall prepare and deliver to Merger Partner a written statement for its review, prepared in accordance with the provisions of this Agreement, including, where applicable, the Accounting Principles (the “Estimated Closing Statement”), setting forth (in reasonable detail) Parent’s good-faith calculations of an estimate of the SpinCo Cash Amount (such estimate, the “Estimated SpinCo Cash Amount”) and SpinCo Indebtedness (such estimate, the “Estimated SpinCo Indebtedness”), together with reasonable supporting detail and prepared in conformity with the requirements of this Agreement. Following the delivery of the Estimated Closing Statement, but prior to the Distribution, Merger Partner shall have the right (but not the obligation) to review the Estimated Closing Statement, and Parent shall reasonably cooperate with Merger Partner in connection with its review of the Estimated Closing Statement as reasonably requested by Merger Partner and shall consider any comments to the Estimated Closing Statement proposed by Merger Partner in good faith. During the period after delivery of such Estimated Closing Statement and prior to the Effective Time, Parent and SpinCo shall cooperate with and attempt to resolve any differences in good faith with Merger Partner in connection with its review; provided, if the Parties are unable to resolve any differences prior to closing, the amount of the Estimated Adjustment Amount (and the components thereof) reflected in the Estimated Closing Statement shall be used for purposes of calculating the SpinCo Payment to be made pursuant to Section 4.1(d). The Parties acknowledge that the Estimated Closing Statement will be for information purposes only.

(ii) No later than one hundred twenty (120) days after the Effective Time, SpinCo shall prepare and deliver to Parent a written statement for Parent’s review, prepared in accordance with the provisions of this Agreement, including, where applicable, the Accounting Principles (the “Closing Statement”), setting forth SpinCo’s good-faith calculations of the SpinCo Cash Amount and the SpinCo Indebtedness, together with reasonable supporting detail and prepared in conformity with the requirements of this Agreement.

(iii) Each Party shall make available to the other Party, Merger Partner and, if applicable, to the Unaffiliated Accounting Firm, such books, records, documents, personnel and work papers (subject to, in the case of independent accountant work papers, the other Party or the Unaffiliated Accounting Firm, as applicable, entering into a customary release agreement with respect thereto) as are in the possession of such Party and are reasonably requested by such other Party in connection with the preparation and review of the Closing Statement, the determination of the Disputed Items, the preparation of the Notice of Objection and the other matters contemplated by this Section 2.7; provided, that in the event that the Party to whom the request has been made determines that any such provision of information could be detrimental to the Party providing the information, violate any Law or Contract or other agreement, waive any privilege available under applicable Law, including any attorney-client privilege, or breach any duty of confidentiality or other obligation owed to any Person, then the Parties shall use commercially reasonable efforts to permit compliance with such obligations to the extent and in a manner that avoids such harm or consequence.

(c) Disputes.

(i) In the event Parent disputes the correctness of the SpinCo Cash Amount or the SpinCo Indebtedness, each as set forth in the Closing Statement, Parent shall deliver to SpinCo a reasonably detailed

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

written statement describing each objection (with reference to the applicable account description) and specifying the amount that Parent reasonably believes is the correct amount for each disputed item (such statement, the “Notice of Objection”) within sixty (60) days after receipt of the Closing Statement, and shall set forth, in writing and in reasonable detail, the reasons for Parent’s objections.

(ii) If Parent timely delivers a Notice of Objection in accordance with Section 2.7(c)(i), only those matters specified in such Notice of Objection shall be deemed to be in dispute (the “Disputed Items”), and all other matters included in the Closing Statement, shall be final, conclusive and binding upon the Parties. If Parent does not deliver a Notice of Objection before the conclusion of the sixty (60)-day period referred to in Section 2.7(c)(i), the Closing Statement shall be final, conclusive and binding upon the Parties and Parent shall be deemed to have agreed with all items and amounts contained in the Closing Statement. Parent and SpinCo shall endeavor in good faith to resolve any Disputed Items within thirty (30) days after SpinCo’s receipt of the Notice of Objection (the “Resolution Period”). Rule 408 of the Federal Rules of Evidence (and any analogous rules of U.S. state or foreign law) shall apply to each of Parent and SpinCo during any discussions or negotiations during the Resolution Period and any subsequent dispute arising therefrom.

(iii) If Parent and SpinCo are unable to resolve any Disputed Item during the Resolution Period, Parent and SpinCo jointly shall, as soon as practicable and in any event within twenty (20) Business Days after the expiration of the Resolution Period, engage Deloitte LLP (or, if Deloitte LLP is not available or unwilling to serve in such capacity, another internationally recognized independent accounting firm mutually agreed by Parent and SpinCo in writing, which firm shall not be the then regular auditors of Parent, SpinCo or Merger Partner) (the firm so engaged, the “Unaffiliated Accounting Firm”), to resolve the Disputed Items in a manner consistent with this Section 2.7. Parent and SpinCo will enter into a customary engagement letter with the Unaffiliated Accounting Firm promptly following selection of such Unaffiliated Accounting Firm in accordance with the immediately preceding sentence. The Unaffiliated Accounting Firm shall have forty-five (45) days (or such longer period as may be agreed upon by the parties in writing) following submission of the Parties’ rebuttals to review the documents provided to it pursuant to this Section 2.7 and to deliver its reasoned written determination with respect to each of the Disputed Items submitted to it for resolution, as well as its determination of each component of the Adjustment Amount that was a Disputed Item. The Unaffiliated Accounting Firm shall resolve Disputed Items submitted to it based solely on the information provided to the Unaffiliated Accounting Firm by the Parties pursuant to the terms of this Agreement and not by independent review. The Unaffiliated Accounting Firm’s authority shall be limited to resolving disputes with respect to whether the individual Disputed Items were prepared in accordance with the provisions of this Agreement, including, where applicable, the Accounting Principles, and shall not be permitted to make any other determination. The resolution of such Disputed Items by the Unaffiliated Accounting Firm (i) shall be set forth in writing, (ii) shall be within the range of dispute between Parent and SpinCo and (iii) shall constitute an arbitral award. The determination of the Unaffiliated Accounting Firm in respect of each Disputed Item shall be final, conclusive and binding on Parent and SpinCo and not subject to appeal, absent a showing of fraud or manifest error, by either of the Parties, and judgment thereof may be entered or enforced in any court of competent jurisdiction.

(iv) The fees and expenses, if any, of the Unaffiliated Accounting Firm incurred in connection with this Agreement shall be allocated between the Parties based upon the ratio which the aggregate amount of the Disputed Items awarded to Parent bears to the aggregate amount of the Disputed Items contested by Parent. For example, if Parent claims that the SpinCo Indebtedness is $1,000 less (in Parent’s favor) than the SpinCo Indebtedness determined by SpinCo, and if the Unaffiliated Accounting Firm ultimately resolves the Disputed Items by awarding to Parent $300 of the $1,000 contested, then the fees, costs and expenses of the Unaffiliated Accounting Firm will be allocated 30% (i.e., $300 ÷ $1,000) to SpinCo and 70% (i.e., $700 ÷ $1,000) to Parent.

(d) Final Adjustment. The Adjustment Amount, as finally determined pursuant to this Section 2.7 (whether by failure of Parent to deliver a Notice of Objection, by agreement of Parent and SpinCo or by determination of the Unaffiliated Accounting Firm), is referred to herein as the “Final Adjustment Amount.”

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

(e) Not later than five (5) Business Days after the determination of the Final Adjustment Amount, a payment by wire transfer in respect thereof shall be made as follows:

(i) If the Final Adjustment Amount exceeds the Estimated Adjustment Amount, then the amount of such excess shall be paid by SpinCo or a member of the SpinCo Group, to Eaton Ohio or a member of the Parent Group (in each case, as determined by Parent); and

(ii) If the Estimated Adjustment Amount exceeds the Final Adjustment Amount, then the amount of such excess shall be paid by Eaton Ohio or other member of the Parent Group to SpinCo or a member of the SpinCo Group (in each case, as determined by Parent).

Any payment pursuant to Section 2.7(e) shall be treated as an adjustment to the portion of the SpinCo Payment received or paid, as applicable, by the applicable recipient or payor, for all U.S. federal (and applicable state, local and non-U.S.) income Tax purposes. Any payments made pursuant to this Section 2.7(e) shall be made in immediately available funds in United States dollars by wire transfer to a bank account designated in writing by the Party (or its Affiliate) entitled to receive the payment. The Parties agree that the procedures set forth in this Section 2.7 for resolving disputes with respect to the Estimated Closing Statement shall be the sole and exclusive method for resolving disputes; provided, that this sentence shall not prohibit any Party from instituting litigation to enforce this Section 2.7 including any decision pursuant to the terms hereof by the Unaffiliated Accounting Firm in any court of competent jurisdiction.

Section 2.8 Use of Parent Names. This Agreement does not grant SpinCo or any other member of the SpinCo Group any right to, directly or indirectly, use, reproduce or display in any manner any Parent Name, either alone or in combination with other words or elements or any variations, translations, transliterations or derivatives thereof or any Marks confusingly similar thereto. For the avoidance of doubt, any such rights granted to SpinCo or any other member of the SpinCo Group are limited to the rights expressly granted in the Trademark License Agreements.

ARTICLE III

CREDIT SUPPORT

Section 3.1 Replacement of Parent Credit Support.

(a) SpinCo shall use reasonable best efforts to arrange, at its sole cost and expense and effective as soon as reasonably practicable after the date hereof and in any event within one hundred eighty (180) days after the Distribution Date, the termination or replacement of all guarantees, bank provided guarantees, covenants, indemnities, surety bonds, letters of credit, comfort letters, or similar assurances of credit support (“Credit Support Instruments”) (including the release and termination of all liens on assets or cash collateral, if any, securing obligations in respect thereof) provided by, through or on behalf of any member of the Parent Group for the benefit of any member of the SpinCo Group or providing credit support for a SpinCo Contract (“Parent Credit Support Instruments”), with alternate arrangements that do not require any Credit Support Instruments or other credit support from any member of the Parent Group. SpinCo shall use reasonable best efforts to obtain from the beneficiaries of such Credit Support Instruments full written releases providing that such member of the Parent Group, as well as all related members of the Parent Group liable, directly or indirectly, for obligations to a counterparty in connection with such Credit Support Instruments, will have no liability with respect to such Parent Credit Support Instruments. Such alternative arrangements and releases shall, in each case, be in form and substance reasonably satisfactory to Parent. Notwithstanding the foregoing, if any Parent Credit Support Instrument has not been terminated or replaced, or for which release from such Parent Credit Support Instrument pursuant to this Section 3.1(a) has not been obtained within one hundred eighty (180) days after the Distribution Date, SpinCo shall continue to use reasonable best efforts to arrange, at its sole cost and expense and effective as soon as practicable thereafter, the termination, replacement or assumption (with full release) of such Parent Credit Support Instruments.

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

(b) In furtherance of Section 3.1(a), to the extent required to obtain the termination or replacement of, or a removal or release from, a Parent Credit Support Instrument, SpinCo or an appropriate member of the SpinCo Group shall execute an agreement substantially in the form of such existing Parent Credit Support Instrument or such other form as is agreed to by the relevant parties to such agreement, except to the extent that such existing Parent Credit Support Instrument contains representations, covenants or other terms or provisions (i) with which SpinCo or the appropriate member of the SpinCo Group would be reasonably unable to comply or (ii) which would be reasonably expected to be breached by SpinCo or the appropriate member of the SpinCo Group.

(c) For any Parent Credit Support Instrument that has not been terminated or replaced, or for which releases from such Parent Credit Support Instrument pursuant to Section 3.1(a) and Section 3.1(b) have not been obtained, (i) without limiting SpinCo’s obligations under Article V, SpinCo shall, from and after the Distribution, (x) pay directly to the guarantor, obligor or surety issuing such Parent Credit Support Instrument any and all Liabilities, fees, costs and any other amounts incurred in connection with such Parent Credit Support Instrument promptly following a written demand by Parent (with reasonably detailed information) following the incurrence of such Liabilities, fees, costs and other amounts, (y) where a member of the Parent Group is required to pay such losses directly to the counterparty, advance such loss amounts to Parent (or, at Parent’s election, another member of the Parent Group) prior to such member of the Parent Group’s requirement to pay and (z) indemnify, defend and hold harmless each member of the Parent Group against, and reimburse such member of the Parent Group for, all Liabilities, fees, costs and any other amounts paid by such member of the Parent Group in connection with such Parent Credit Support Instrument, including any premiums due under such Parent Credit Support Instrument and any amounts such member of the Parent Group is obligated to pay the guarantor, obligor or surety issuing such Parent Credit Support Instrument (in connection therewith) whether or not such Parent Credit Support Instrument is drawn upon or required to be performed, (ii) with respect to any such Parent Credit Support Instrument that is in the form of a letter of credit, surety bond or bank guarantee, SpinCo shall provide the applicable member(s) of the Parent Group with letters of credit or guarantees, in each case issued by a bank reasonably acceptable to Parent, against losses arising from such Parent Credit Support Instrument or, if Parent agrees in writing, cash collateralize the full amount of such Parent Credit Support Instrument with respect to which such release has not been obtained and (iii) except as set forth on Section 3.1(d) of the Disclosure Letter, with respect to such Parent Credit Support Instrument, SpinCo, on behalf of itself and the members of its Group, agrees, except as otherwise expressly required by the terms of a Contract with a third party in effect as of the Distribution, not to renew or extend the term of (or, in the case of instruments subject to automatic renewal, fail to take such actions as are authorized under such instrument to prevent such automatic renewal), or increase any of its obligations under any loan, guarantee, lease, sublease, license, Contract or other obligation for which any member of the Parent Group is or may be liable under such Parent Credit Support Instrument unless all obligations of the Parent Group with respect thereto are thereupon terminated with a full release by documentation reasonably satisfactory in form and substance to Parent.

(d) Notwithstanding anything to the contrary in this Section 3.1, the Parent Credit Support Instruments listed on Section 3.1(d) of the Disclosure Letter shall be addressed in the manner provided on Section 3.1(d) of the Disclosure Letter.

Section 3.2 Replacement of SpinCo Credit Support.

(a) Parent shall use reasonable best efforts to arrange, at its sole cost and expense and effective as soon as reasonably practicable after the date hereof and in any event within one hundred eighty (180) days after the Distribution Date, the termination or replacement of all Credit Support Instruments (including the release and termination of all liens on assets or cash collateral, if any, securing obligations in respect thereof) provided by, through or on behalf of any member of the SpinCo Group for the benefit of any member of the Parent Group or providing credit support for a Contract of Parent or its Subsidiary other than a SpinCo Contract (“SpinCo Credit Support Instruments”), with alternate arrangements that do not require any Credit Support Instruments or other credit support from any member of the SpinCo Group. Parent shall use reasonable best efforts to obtain from the

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

beneficiaries of such Credit Support Instruments full written releases providing that such member of the SpinCo Group, as well as all related members of the SpinCo Group liable, directly or indirectly, for obligations to a counterparty in connection with such Credit Support Instruments, will have no liability with respect to such SpinCo Credit Support Instruments. Such alternative arrangements and releases shall, in each case, be in form and substance reasonably satisfactory to SpinCo. Notwithstanding the foregoing, if any SpinCo Credit Support Instrument has not been terminated or replaced, or for which release from such SpinCo Credit Support Instrument pursuant to this Section 3.2(a) has not been obtained within one hundred eighty (180) days after the Distribution Date, Parent shall continue to use reasonable best efforts to arrange, at its sole cost and expense and effective as soon as practicable thereafter, the termination, replacement or assumption (with full release) of such SpinCo Credit Support Instruments.

(b) In furtherance of Section 3.2(a), to the extent required to obtain the termination or replacement of, or a removal or release from, a SpinCo Credit Support Instrument, Parent or an appropriate member of the Parent Group shall execute an agreement substantially in the form of such existing SpinCo Credit Support Instrument or such other form as is agreed to by the relevant parties to such agreement, except to the extent that such existing SpinCo Credit Support Instrument contains representations, covenants or other terms or provisions (i) with which Parent or the appropriate member of the Parent Group would be reasonably unable to comply or (ii) which would be reasonably expected to be breached by Parent or the appropriate member of the Parent Group.

(c) For any SpinCo Credit Support Instrument that has not been terminated or replaced, or for which releases from such SpinCo Credit Support Instrument pursuant to Section 3.2(a) and Section 3.2(b) have not been obtained, (i) without limiting Parent’s obligations under Article V, Parent shall, from and after the Distribution, (x) pay directly to the guarantor, obligor or surety issuing such SpinCo Credit Support Instrument any and all Liabilities, fees, costs and any other amounts incurred in connection with such SpinCo Credit Support Instrument promptly following a written demand by SpinCo (with reasonably detailed information) following the incurrence of such Liabilities, fees, costs and other amounts, (y) where a member of the SpinCo Group is required to pay such losses directly to the counterparty, advance such loss amounts to SpinCo (or, at SpinCo’s election, another member of the SpinCo Group) prior to such member of the SpinCo Group’s requirement to pay and (z) indemnify, defend and hold harmless each member of the SpinCo Group against, and reimburse such member of the SpinCo Group for, all Liabilities, fees, costs and any other amounts paid by such member of the SpinCo Group in connection with such SpinCo Credit Support Instrument, including any premiums due under such SpinCo Credit Support Instrument and any amounts such member of the SpinCo Group is obligated to pay the guarantor, obligor, surety issuing such SpinCo Credit Support Instrument (in connection therewith) whether or not such SpinCo Credit Support Instrument is drawn upon or required to be performed, (ii) with respect to any such SpinCo Credit Support Instrument that is in the form of a letter of credit, surety bond or bank guarantee, Parent shall provide the applicable member(s) of the SpinCo Group with letters of credit or guarantees, in each case issued by a bank reasonably acceptable to SpinCo, against losses arising from such SpinCo Credit Support Instrument or, if SpinCo agrees in writing, cash collateralize the full amount of such SpinCo Credit Support Instrument with respect to which such release has not been obtained and (iii) except as set forth on Section 3.2(d) of the Disclosure Letter, with respect to such SpinCo Credit Support Instrument, Parent, on behalf of itself and the members of its Group, agrees, except as otherwise expressly required by the terms of a Contract with a third party in effect as of the Distribution, not to renew or extend the term of (or, in the case of instruments subject to automatic renewal, fail to take such actions as are authorized under such instrument to prevent such automatic renewal), or increase any of its obligations under any loan, guarantee, lease, sublease, license, Contract or other obligation for which any member of the SpinCo Group is or may be liable under such SpinCo Credit Support Instrument unless all obligations of the SpinCo Group with respect thereto are thereupon terminated with a full release by documentation reasonably satisfactory in form and substance to SpinCo.

(d) Notwithstanding anything to the contrary in this Section 3.2, the SpinCo Credit Support Instruments listed on Section 3.2(d) of the Disclosure Letter shall be addressed in the manner provided on Section 3.2(d) of the Disclosure Letter.

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

ARTICLE IV

THE DISTRIBUTION

Section 4.1 Actions Prior to the Distribution. Prior to the Distribution Time and subject to the terms and conditions set forth herein, the following shall occur:

(a) Securities Law Matters.

(i) SpinCo shall cooperate with Parent to accomplish the Distribution, including in connection with the preparation of all documents and the making of all filings required in connection with the Distribution. Parent shall be permitted to reasonably direct and control the efforts of the Parties in connection with the Distribution, and SpinCo shall use reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all other things reasonably necessary to facilitate the Distribution as reasonably directed by Parent in good faith and in accordance with the applicable terms and subject to the conditions of this Agreement and the other Ancillary Agreements.

(ii) SpinCo shall file the Disclosure Documents and any amendments or supplements thereto as may be necessary or advisable in order to cause the Disclosure Documents to become and remain effective as required by the Commission or federal, state, foreign or other applicable securities Laws. Parent and SpinCo shall prepare and mail or otherwise make available, prior to the Distribution Date, to the Record Holders, such information concerning SpinCo, Merger Partner, their respective businesses, operations and management, the Distribution and such other matters as Parent shall reasonably determine and as may be required by applicable Law. Parent and SpinCo will prepare, and SpinCo will, to the extent required by applicable Law, file with or submit to the Commission, and any other relevant service regulators to the extent necessary, any such documentation and any requisite no-action letters which Parent determines are necessary or desirable to effectuate the Distribution, and Parent and SpinCo shall use their respective reasonable best efforts to obtain all necessary approvals from the Commission with respect thereto as soon as practicable. Parent and SpinCo shall take all such actions as may be necessary or appropriate under the securities or “blue sky” Laws of states or other political subdivisions of the United States and shall use their reasonable best efforts to comply with all applicable foreign securities Laws in connection with the transactions contemplated by this Agreement and the Ancillary Agreements.

(b) Stock Exchange Matters; Stock-Based Employee Benefit Plans. Parent shall give NYSE not less than ten (10) days’ advance notice of the Record Date, in compliance with Rule 10b-17 promulgated under the Exchange Act. Parent and SpinCo shall take all actions as may be necessary to approve the grants of equity awards by SpinCo (in respect of SpinCo Shares) in connection with the Distribution in order to satisfy the requirements of Rule 16b-3 promulgated under the Exchange Act.

(c) Financing. On or before the Distribution Date, subject to the terms and conditions of Section 7.27 of the Merger Agreement, SpinCo or one or more members of the SpinCo Group (such Persons, collectively, the “SpinCo Borrower”) shall enter into a definitive agreement or agreements providing for indebtedness in an aggregate available principal amount equal to not less than the amount necessary to fund the SpinCo Payment, which indebtedness shall consist of borrowings on the terms and conditions contemplated by the Debt Commitment Letter (as defined in the Merger Agreement) (collectively, the “SpinCo Debt”). Between the date of this Agreement and prior to the Distribution Time, subject to the terms and conditions of Section 7.27 of the Merger Agreement, the SpinCo Borrower shall incur the SpinCo Debt and receive the proceeds thereof in order to fund the SpinCo Payment.

(d) Eaton Ohio Contribution and SpinCo Payment. Prior to the Distribution, in consideration of the transfer of the relevant portion of the SpinCo Assets as contemplated by the Restructuring, the SpinCo Borrower or an applicable subsidiary shall pay to one or more Affiliates of Parent cash in an aggregate amount equal to the sum of: $1,101,355,919 plus the Estimated Adjustment Amount (which may be a positive or

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

negative number) minus any Distribution True-Up Adjustment minus an amount equal to the Royal Precision Purchase Price minus an amount equal to the Specified Asset Purchase Price (if applicable) (the “SpinCo Payment”), in immediately available funds to one or more accounts designated by Eaton Ohio. The Royal Precision Purchase Price shall be reasonably agreed by the Parties, in good faith; provided, in no event shall the Royal Precision Purchase Price equal an amount that would cause the SpinCo Payment to be less than zero dollars ($0); and provided, further, that in the event the Parties are unable to agree on the Royal Precision Purchase Price, the Royal Precision Purchase Price shall be reasonably determined by Parent (but in no event shall Parent set the Royal Precision Purchase Price to an amount that would cause the SpinCo Payment to be less than zero dollars ($0)).

(e) Distribution Agent. Parent shall enter into a distribution agent agreement with the Distribution Agent or otherwise provide instructions to the Distribution Agent regarding the Distribution.

(f) Satisfying Conditions to the Distribution. Parent, SpinCo and Merger Partner shall cooperate and use their respective reasonable best efforts, subject to the terms hereof, to cause the conditions to the Distribution set forth in Section 4.2 to be satisfied and to effect the Distribution at the Distribution Time upon such satisfaction (or waiver) as soon as reasonably practicable following the date hereof. In addition, and without limiting the generality of the foregoing, Parent shall use its reasonable best efforts to ensure that Parent has sufficient “distributable reserves” available at the Distribution Time to effect the Distribution on the terms and subject to the conditions set forth in this Agreement.

Section 4.2 Conditions Precedent to the Distribution. In no event shall the Distribution (whether effected as a One-Step Spin-Off or an Exchange Offer followed by a Clean-Up Spin-Off) occur unless each of the following conditions shall have been satisfied or waived by Parent, in whole or in part (provided, no condition may be waived without Merger Partner’s written consent, other than the conditions in Section 4.2(d) or Section 4.2(h) solely (in the case of Section 4.2(h)) with respect to the conditions set forth in Section 8.2 of the Merger Agreement, which may be waived without Merger Partner’s written consent):

(a) the Restructuring (including the SpinCo Payment) shall have been completed substantially in accordance with the Restructuring Plan (other than those steps that are expressly contemplated to occur at or after the Distribution);

(b) the Board of Directors of Parent shall have, determined that Parent has sufficient distributable reserves to effect the Distribution and shall have declared the Distribution and approved all related transactions (and such declaration or approval shall not have been withdrawn);

(c) the consummation or satisfaction of the actions set forth in Section 4.1(d);

(d) Parent shall have received the Parent Tax Opinions;

(e) no order, injunction, or decree issued by any Governmental Authority of competent jurisdiction, or other legal restraint or prohibition preventing the consummation of the Distribution or any of the related transactions shall be pending;

(f) each Master Ancillary Agreement shall have been executed by each party to such agreement;

(g) an independent appraisal firm shall have delivered one or more opinions to the Parent Board of Directors and the Board of Directors of SpinCo confirming the solvency and surplus of SpinCo after giving effect to the SpinCo Payment (if greater than zero) and the consummation of the Distribution (with the terms “solvency” and “surplus” having the meaning ascribed thereto under applicable Law); and such opinions shall be reasonably acceptable in form and substance to Merger Partner and shall not have been withdrawn, rescinded or modified in any respect; and

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

(h) the satisfaction or waiver of the conditions set forth in Article VIII of the Merger Agreement (other than Section 8.1(b) thereof), in each case other than those conditions that, by their nature, are to be satisfied contemporaneously with the Distribution or the Merger.

Except with respect to the conditions set forth in Section 4.2(g), which are for the benefit of SpinCo and Merger Partner, each of the foregoing conditions is for the sole benefit of Parent and shall not give rise to or create any duty on the part of Parent or its Board of Directors (or any committee thereof) to waive or not to waive any such condition in this Agreement or the Merger Agreement, or in any way limit Parent’s rights of termination set forth in this Agreement or the Merger Agreement, provided, however, that the foregoing shall not limit the Parties’ rights under Section 7.6 of the Merger Agreement.

Section 4.3 The Distribution.

(a) Subject to the proviso in this sentence, Parent may elect, in its sole discretion and with prior written notice to Merger Partner, to effect the Distribution in the form of (i) a One-Step Spin-Off; or (ii) an Exchange Offer (including any Clean-Up Spin-Off) (the “Distribution Structure Election”), provided that the economic value of the Merger to each of Parent and Merger Partner is preserved; provided, further, that, Parent shall make the Distribution Structure Election within forty-five (45) days of the date hereof and, thereafter, Merger Partner’s prior written consent shall be required for any amendment to the Distribution Structure Election, such consent not to be unreasonably withheld, conditioned or delayed.

(b) If Parent elects to effect the Distribution in the form of a One-Step Spin-Off, then (i) the Board of Directors of Parent (or a committee thereof), in accordance with applicable Law, shall establish (or designate Persons to establish) a Record Date and the Distribution Date, (ii) Parent shall establish appropriate procedures in connection with, and to effectuate in accordance with applicable Law, the Distribution and (iii) SpinCo shall appropriately allot and issue SpinCo Shares directly to the Record Holders pro rata in the manner determined by Parent and in accordance with Section 4.3(h). To the extent the Distribution is effected as a One-Step Spin-Off, subject to the terms thereof, in accordance with Section 4.3(h), each Record Holder (other than Parent or any member of the Parent Group that is a Record Holder) shall be entitled to receive, for each Parent Share held by such Record Holder as of the Record Date, a number of SpinCo Shares equal to the Distribution Ratio, rounded down to the nearest whole share, with any residual fractional interest dealt with in accordance with Section 4.3(h).

(c) If Parent elects to effect the Distribution as an Exchange Offer, Parent shall determine (and provide written notice to Merger Partner of) the terms of such Exchange Offer, including the number of SpinCo Shares that will be offered for each validly tendered Parent Share, the period during which such Exchange Offer shall remain open and any extensions thereto, the exchange ratio related to the Exchange Offer, procedures for the tender and exchange of shares and all other terms and conditions of such Exchange Offer, which terms and conditions shall comply with the terms of the Merger Agreement and all securities Law requirements applicable to such Exchange Offer. Parent shall, promptly following the satisfaction or waiver of the conditions set forth in Section 4.2 (other than those conditions that, by their nature, are to be satisfied contemporaneously with the Distribution or the Merger), commence (within the meaning of Rule 14d-2 of the Exchange Act) the Exchange Offer (including any Clean-Up Spin-Off) as promptly as reasonably practicable; provided, that (x) Parent shall not be required to commence the Exchange Offer during any period set forth on Section 4.3(c) of the Disclosure Letter, (y) Merger Partner shall have provided Parent with such financial or other information with respect to Merger Partner as Parent reasonably and in good faith has determined necessary to permit the conduct of the Exchange Offer in compliance with applicable Law and (z) Parent may select a commencement date such that, if the Exchange Offer would otherwise be completed and the closing of the Merger would occur during the last month of a fiscal quarter, such commencement date is set such that, under the terms of this Agreement and the Merger Agreement, the closing of the Merger would occur on the last day of the month (but, in any case, no later than the Outside Date); provided, further, that except to the extent required by applicable Law, following commencement of the Exchange Offer in accordance with this sentence, the Exchange Offer may not be

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

extended past the date that is the earlier of (i) twenty (20) Business Days following the then-scheduled expiration and (ii) the latest date that would permit the Distribution to occur prior to the Outside Date in compliance with all applicable Laws. In the event that Parent’s shareholders subscribe for less than all of the SpinCo Shares in the Exchange Offer, remaining SpinCo Shares that are not issued pursuant to the Exchange Offer will be issued to Parent shareholders on a pro rata basis on the Distribution Date and immediately following the consummation of the Exchange Offer (the “Clean-Up Spin-Off”), subject to applicable Law or stock exchange requirement, so that Parent will be treated for U.S. federal income tax purposes as having distributed all of the SpinCo Shares to the Parent shareholders. To the extent the Distribution is effected as an Exchange Offer, subject to the terms thereof, in accordance with Section 4.3(h), each Parent shareholder may elect in the Exchange Offer to exchange a number of Parent Shares held by such Parent shareholder for a number of SpinCo Shares equal to the product of (i) the number of Parent Shares validly tendered and accepted for exchange in the Exchange Offer and (ii) the Distribution Ratio, rounded down to the nearest whole share, with any residual fractional interest dealt with in accordance with Section 4.3(h). The terms and conditions of any Clean-Up Spin-Off shall be determined by Parent, subject to the provisions of Section 4.3(b), mutatis mutandis, and this Section 4.3(c).

(d) SpinCo agrees that the SpinCo Shares (that are to be allotted and issued in the Distribution) shall be credited as fully paid up and free from any liens, charges and encumbrances whatsoever and shall have the rights described in the SpinCo Charter. None of the Parties, nor any of their Affiliates hereto shall be liable to any Person in respect of any SpinCo Shares (or dividends or distributions with respect thereto) that are properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(e) Subject to the conditions and other terms set forth in this ARTICLE IV, on the Distribution Date, SpinCo shall deliver to the Distribution Agent for the benefit of the Record Holders all of the SpinCo Shares to be delivered in the Distribution and shall, to the extent permitted by applicable Law, cause the transfer agent for the Parent Shares to instruct the Distribution Agent to distribute on the Distribution Date the appropriate number of SpinCo Shares to each Record Holder or designated transferee or transferees of such Record Holder by way of registration in book-entry form. SpinCo will not issue paper share certificates. No action by any shareholder (or such shareholder’s designated transferee or transferees) shall be necessary to receive the applicable number of SpinCo Shares (and, if applicable, cash in lieu of any fractional shares) to which such shareholder is entitled in the Distribution.

(f) Parent, SpinCo, the Distribution Agent and any other applicable withholding agent, as applicable, shall be entitled to deduct and withhold, or cause to be deducted and withheld, from the consideration or any amounts otherwise payable pursuant to this Agreement such amounts as are required to be deducted and withheld with respect to the making of such payment under the Code or under any provision of state, local or non-U.S. Tax Law. Additionally, in the case of a non-cash transfer that is subject to withholding, Parent, SpinCo, the Distribution Agent and any other applicable withholding agent, as applicable, has the right, but not the obligation, to withhold an appropriate portion of such transferred property and sell such withheld property on account of the transferee or distributee to generate cash necessary to pay over the withholding tax (or reimburse the distribution party for any advance payment of the withholding tax). To the extent that amounts are so deducted and withheld and timely paid over to the appropriate Governmental Authority, such deducted and withheld amounts shall be treated for all purposes of this Agreement as having been paid to the applicable recipient.

(g) Upon the consummation of the One-Step Spin-Off or the Exchange Offer, Parent shall take all such customary actions (including delivering any other instruments of transfer required by applicable law) as may be necessary to effect the Distribution. Upon a Clean-Up Spin-Off, if any, Parent or SpinCo, as applicable, shall take all such customary actions (including delivering any other instruments of transfer required by applicable law) as may be necessary to effect the Distribution. The Distribution shall be deemed to be effective upon the Distribution Time, following written authorization from Parent to the Distribution Agent to proceed.

(h) Record Holders who, after aggregating the number of SpinCo Shares (or fractions thereof) to which such Record Holder would be entitled on the Record Date, would be entitled to receive a fraction of a

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SpinCo Share in the Distribution, will be entitled to receive cash in lieu of such fractional share. Fractional SpinCo Shares will not be issued by SpinCo in the Distribution. The Distribution Agent shall, as soon as practicable after the Distribution Date, (a) determine the number of whole and fractional SpinCo Shares allocable to each such Record Holder of Parent Shares, (b) aggregate all such fractional shares into whole shares and sell the whole shares obtained thereby in open market transactions at then prevailing trading prices on behalf of Record Holders who would otherwise be entitled to fractional share interests, and (c) distribute to each such Record Holder, or for the benefit of each such beneficial owner, such Record Holder’s or owner’s pro rata share of the aggregate net cash proceeds of these sales, after making appropriate deductions for any amount required to be withheld for U.S. federal income tax purposes. Parent shall bear the cost of brokerage fees and transfer Taxes incurred in connection with these sales of fractional shares, which such sales shall occur as soon after the Distribution Date as practicable and as determined by the Distribution Agent. None of Parent, SpinCo or the Distribution Agent will guarantee any minimum sale price for the fractional SpinCo Shares. Neither Parent nor SpinCo will pay any interest on the proceeds from the sale of fractional shares. The Distribution Agent will have the sole and absolute discretion to select the broker-dealers through which to sell the aggregated fractional shares and to determine when, how and at what price to sell such shares. Neither the Distribution Agent nor the selected broker-dealers will be Affiliates of Parent or SpinCo. Notwithstanding the foregoing, for purposes of determining the number of SpinCo Shares deemed distributed in the Distribution and the ownership of SpinCo immediately following the Distribution and the Merger, including for purposes of determining the Distribution Ratio and the percentage ownership of SpinCo by holders of Parent Shares immediately prior to the Distribution, the fractional SpinCo Shares that would otherwise be distributable in the Distribution shall be deemed to have been distributed in full prior to the sale thereof by the Distribution Agent.

Section 4.4 Organizational Documents; Authorization of SpinCo Shares to Accomplish the Distribution and the Merger. On or prior to the Distribution Date, Parent, Merger Partner and SpinCo shall each take all actions necessary such that, effective immediately prior to the Distribution, the SpinCo Charter and the SpinCo Bylaws shall each be amended and restated in the form attached to the SpinCo Registration Statements, which form shall be determined in accordance with Section 4.4 of the Disclosure Letter. Prior to the Distribution, Parent and SpinCo shall take all necessary actions required to increase (or split) the number of authorized SpinCo Shares so that the SpinCo Shares then issued and outstanding shall equal the number of SpinCo Shares necessary to effect the Distribution and the Merger.

Section 4.5 U.S. Federal Income Tax Treatment. For U.S. federal income tax purposes, the Parties agree that either the One-Step Spin-Off, whereby SpinCo issues its shares directly to shareholders of Parent, or the Exchange Offer, whereby shareholders of Parent cancel their Parent Shares in exchange for the receipt from SpinCo of SpinCo Shares, which may then be immediately followed by a Clean-Up Spin-Off, and, in either case, culminating in the cancellation and extinguishment of 100% of Parent’s SpinCo Shares shall be treated as a distribution of the SpinCo Shares, by Parent, to Parent shareholders either in exchange for stock of Parent (in the case of the Exchange Offer) or as a pro rata distribution (in the case of a One-Step Spin-Off or a Clean-Up Spin-Off), as applicable.

ARTICLE V

MUTUAL RELEASES; INDEMNIFICATION

Section 5.1 Release of Pre-Distribution Claims.

(a) Except as provided in Section 5.1(c) or elsewhere in this Agreement or the Ancillary Agreements, effective as of the Distribution Time, SpinCo does, for itself and each other member of the SpinCo Group as of the Distribution (including, for the avoidance of doubt, any member of the SpinCo Group the equity interests of which are subject to Section 2.1(d)), their respective Affiliates as of the Distribution, and to the extent it may legally do so, its and their successors and assigns, and all Persons who at any time on or prior to the Distribution have been stockholders, fiduciaries, directors, trustees, counsel, officers, members, managers,

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employees, agents, insurers, re-insurers, administrators, representatives, including legal representatives, or employee retirement or benefit plans (and the trustees, administrators, fiduciaries, agents, representatives, insurers and re-insurers of such plans) of any member of the SpinCo Group (in each case, solely in their respective capacities as such), hereby remise, release and forever discharge Parent and the other members of the Parent Group, their respective Affiliates, successors and assigns, and all Persons who at any time on or prior to the Distribution have been stockholders, fiduciaries, directors, trustees, counsel, officers, members, managers, employees, agents, insurers, re-insurers, administrators, representatives, including legal representatives, or employee retirement or benefit plans (and the trustees, administrators, fiduciaries, agents, representatives, insurers and re-insurers of such plans) of any member of the Parent Group (in each case, solely in their respective capacities as such), and their respective heirs, executors, administrators, successors and assigns, from any and all Liabilities whatsoever, whether at Law or in equity (including any right of contribution), whether arising under any Contract, by operation of Law or otherwise, existing or arising from any acts or events occurring, or failing to occur, or alleged to have occurred, or to have failed to occur, or any conditions existing or alleged to have existed on or before the Distribution, including in connection with the Restructuring and all other activities to implement the Distribution. For the avoidance of doubt, any indemnification obligations with respect to Liabilities arising on or before the Distribution Date under Article 135 of Parent’s Articles, to the extent relating to the SpinCo Business, shall not be limited by this Section 5.1(a), but shall constitute SpinCo Liabilities; provided, that (I) no such indemnification obligation shall be owed to a Person who was not an Indemnified Person (within the meaning of Article 135 of Parent’s Articles) on or before the Distribution Date, and (II) no such indemnification shall be owed to the extent that it could not lawfully have been provided by Parent or the provision for it would have been void under Irish Law.

(b) Except as provided in Section 5.1(c) or elsewhere in this Agreement or the Ancillary Agreements, effective as of the Distribution Time, Parent does, for itself and each other member of the Parent Group as of the Distribution, their respective Affiliates as of the Distribution, and to the extent it may legally do so, its and their successors and assigns, and all Persons who at any time on or prior to the Distribution have been stockholders, fiduciaries, directors, trustees, counsel, officers, members, managers, employees, agents, insurers, re-insurers, administrators, representatives, including legal representatives, or employee retirement or benefit plans (and the trustees, administrators, fiduciaries, agents, representatives, insurers and re-insurers of such plans) of any member of the Parent Group (in each case, solely in their respective capacities as such), hereby remise, release and forever discharge SpinCo, the other members of the SpinCo Group, their respective Affiliates, successors and assigns, and all Persons who at any time on or prior to the Distribution have been stockholders, fiduciaries, directors, trustees, counsel, officers, members, managers, employees, agents, insurers, re-insurers, administrators, representatives, including legal representatives, or employee retirement or benefit plans (and the trustees, administrators, fiduciaries, agents, representatives, insurers and re-insurers of such plans) of any member of the SpinCo Group (in each case, solely in their respective capacities as such), and their respective heirs, executors, administrators, successors and assigns, from any and all Liabilities whatsoever, whether at Law or in equity (including any right of contribution), whether arising under any Contract, by operation of Law or otherwise, existing or arising from any acts or events occurring, or failing to occur, or alleged to have occurred, or to have failed to occur, or any conditions existing, or alleged to have existed, on or before the Distribution, including in connection with the Restructuring and all other activities to implement the Distribution.

(c) Nothing contained in Section 5.1(a) or (b) shall impair, limit or waive any right of any Person pursuant to this Agreement, the Merger Agreement, any Ancillary Agreement or any Intercompany Arrangement or Intercompany Account that is specified in Section 2.3(b) not to terminate as of the Distribution, in each case in accordance with its terms. Nothing contained in Section 5.1(a) or (b) shall release:

(i) any Person from any Liability provided in or resulting from (A) any Transaction Document, (B) the Merger Agreement or (C) any Contract among any members of the Parent Group or the SpinCo Group that is specified in Section 2.3(b) as not to terminate as of the Distribution Time, or any other Liability specified in such Section 2.3(b) as not to terminate as of the Distribution Time;

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

(ii) any Person from any Liability, contingent or otherwise, assumed, transferred, assigned or allocated to the Group of which such Person is a member in accordance with, or any other Liability of any member of any Group under, this Agreement, the Merger Agreement or any Ancillary Agreement;

(iii) any Person from any Liability provided in or resulting from any other Contract that is entered into after the Distribution between one Party (or a member of such Party’s Group), on the one hand, and the other Party (or a member of such Party’s Group), on the other hand;

(iv) any Party (or any member of its Group) from any Liability that such Party (or any member of its Group) may have to directors, officers, agents or employees under indemnification or similar agreements or arrangements, except to the extent referred to in the last sentence of Section 5.1(a); or

(v) any employee or independent contractor from any Liability relating to, arising out of or resulting from such Person’s fraud, embezzlement or misappropriation of Intellectual Property.

(d) SpinCo shall not make, and shall cause each other member of the SpinCo Group not to make, any claim or demand, or commence any Action asserting any claim or demand, including any claim of contribution or any indemnification, against Parent or any other member of the Parent Group, or any other Person released pursuant to Section 5.1(a), with respect to any Liabilities released pursuant to Section 5.1(a). Parent shall not make, and shall cause each other member of the Parent Group not to make, any claim or demand, or commence any Action asserting any claim or demand, including any claim of contribution or any indemnification against SpinCo or any other member of the SpinCo Group, or any other Person released pursuant to Section 5.1(b), with respect to any Liabilities released pursuant to Section 5.1(b).

(e) It is the intent of each of Parent and SpinCo, by virtue of the provisions of this Section 5.1, to provide for a full and complete release and discharge of all Liabilities existing or arising from all acts and events occurring, or failing to occur, or alleged to have occurred, or to have failed to occur, and all conditions existing or alleged to have existed on or before the Distribution Date, between or among SpinCo or any other member of the SpinCo Group, on the one hand, and Parent or any other member of the Parent Group, on the other hand (including any contractual agreements or arrangements existing or alleged to exist between or among any such members on or before the Distribution Date), except as expressly set forth in Section 5.1, Section 5.2, Section 5.3 or elsewhere in this Agreement, the Merger Agreement or in any Ancillary Agreement.

Section 5.2 Indemnification by SpinCo. Subject to Section 5.4, SpinCo shall indemnify, defend and hold harmless Parent, each other member of the Parent Group and each of their respective former and then-current directors, officers and employees, and each of the heirs, executors, administrators, successors and assigns of any of the foregoing (collectively, the “Parent Indemnitees”), from and against any and all Liabilities of the Parent Indemnitees to the extent relating to, arising out of or resulting from any of the following items (without duplication):

(a) the SpinCo Liabilities, including the failure of SpinCo or any other member of the SpinCo Group or any other Person to pay, perform or otherwise promptly discharge any SpinCo Liability in accordance with its terms;

(b) any breach by SpinCo or any other member of the SpinCo Group of this Agreement, or any Ancillary Agreement, unless such Ancillary Agreement expressly provides for separate indemnification therein (which shall be controlling); and

(c) any breach by SpinCo of any of the representations and warranties made by SpinCo on behalf of itself and the members of the SpinCo Group in Section 9.2(c).

Section 5.3 Indemnification by Eaton Ohio and Eaton HoldCo. Subject to Section 5.4, each of Eaton Ohio and Eaton HoldCo shall, jointly and severally, indemnify, defend and hold harmless SpinCo, each other

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

member of the SpinCo Group and SpinCo’s Affiliates and each of their respective former and then-current directors, officers and employees, and each of the heirs, executors, administrators, successors and assigns of any of the foregoing (collectively, the “SpinCo Indemnitees”), from and against any and all Liabilities of the SpinCo Indemnitees to the extent relating to, arising out of or resulting from any of the following items (without duplication):

(a) the Parent Liabilities, including the failure of any member of the Parent Group, or any other Person, to pay, perform or otherwise promptly discharge any Parent Liability in accordance with its terms;

(b) any breach by any member of the Parent Group of this Agreement or any Ancillary Agreement unless such Ancillary Agreement expressly provides for separate indemnification therein (which shall be controlling); and

(c) any breach by Eaton Ohio or Eaton HoldCo of any of the representations and warranties made by them on behalf of themselves and the members of the Parent Group in Section 9.2(c).

Section 5.4 Indemnification Obligations Net of Insurance Proceeds and Third-Party Proceeds.

(a) The Parties intend that any Liability subject to indemnification or reimbursement pursuant to this Agreement will be net of (i) Insurance Proceeds that actually reduce the amount of, or are paid to the applicable Indemnitee in respect of, such Liability and (ii) other amounts recovered from any third party (net of any deductible, retention amount, increased insurance premiums or any other out-of-pocket costs or expenses incurred in connection with, or Taxes imposed with respect to, the receipt thereof) that actually reduce the amount of, or are paid to the applicable Indemnitee in respect of, such Liability (“Third-Party Proceeds”). Accordingly, the amount that any Party (an “Indemnifying Party”) is required to pay to any Person entitled to indemnification or reimbursement pursuant to this Agreement (an “Indemnitee”) will be reduced by any Insurance Proceeds or Third-Party Proceeds theretofore actually recovered by or on behalf of the Indemnitee from a third party in respect of the related Liability. If an Indemnitee receives a payment required by this Agreement from an Indemnifying Party in respect of any Liability (an “Indemnity Payment”) and subsequently receives Insurance Proceeds or Third-Party Proceeds in respect of such Liability, then the Indemnitee will pay to the Indemnifying Party an amount equal to the excess of the Indemnity Payment received over the amount of the Indemnity Payment that would have been due if such Insurance Proceeds or Third-Party Proceeds had been received, realized or recovered before the Indemnity Payment was made; provided, that for the avoidance of doubt, such amount shall not exceed the amount of the Indemnity Payment.

(b) An insurer that would otherwise be obligated to pay any claim shall not be relieved of the responsibility with respect thereto or have any subrogation rights with respect thereto by virtue of the indemnification provisions hereof, it being expressly understood and agreed that no insurer or any other third party shall be entitled to a “windfall” (i.e., a benefit it would not be entitled to receive in the absence of the indemnification provisions) by virtue of the indemnification provisions hereof. Subject to Section 5.10, each member of the Parent Group and SpinCo Group shall use reasonable best efforts to collect or recover any Insurance Proceeds and any Third-Party Proceeds to which such Person is entitled in connection with any Liability for which such Person seeks indemnification pursuant to this Article V; provided, however, that such Person’s inability to collect or recover any such Insurance Proceeds or Third-Party Proceeds shall not limit the Indemnifying Party’s obligations hereunder.

(c) The amount of any Indemnity Payments required by this Agreement shall be (i) reduced by the amount of any Tax Benefit actually realized by the Indemnitee (or its Affiliates) as a result of the event giving rise to the Liability subject to indemnification and (ii) in the event the Indemnitee (or its Affiliates) incurs Income Taxes (as defined in the Tax Matters Agreement) on the receipt of the Indemnity Payment, increased as necessary so that after making all payments in respect of Income Taxes imposed on or attributable to such Indemnity Payment (but taking into account any Tax Benefit resulting from the payment of such Income Taxes), the Indemnitee receives an amount equal to the sum it would have received had no such Income Taxes been imposed.

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(d) For the avoidance of doubt, if an indemnification claim is covered by the indemnification provisions of any Transaction Document (other than this Agreement), the claim shall be made under such document or agreement and not under this Agreement. In no event shall any Indemnitee be entitled to double recovery for the same Liabilities from the indemnification provisions of this Agreement or any other Transaction Document.

(e) If the indemnification otherwise provided for in Section 5.2 or Section 5.3 is, as a matter of Law, unavailable or insufficient to hold harmless an Indemnitee in respect of such Liabilities for which they would otherwise be indemnified hereunder (and for which indemnification would otherwise be provided hereunder), then the Indemnifying Party shall contribute to the amount paid or payable by the Indemnitee in respect of such non-indemnified Liabilities in proportion to the relative fault and benefit of the Indemnifying Party and the Indemnitee, it being understood that the intention of this provision is to replicate to the greatest extent possible the effect this Article V would have absent such legal restriction and shall be interpreted accordingly.

(f) Notwithstanding anything to the contrary in this Article V, Parent shall have no obligation or liability as an Indemnifying Party to either SpinCo or a member of the SpinCo Group, rather, in the event that Parent would otherwise be an Indemnifying Party, Eaton Ohio or Eaton HoldCo (as determined by Parent) shall be the Indemnifying Party with respect to any such Indemnity Payments payable to SpinCo or a member of the SpinCo Group pursuant to any provisions contained within this Article V.

Section 5.5 Procedures for Indemnification of Third-Party Claims.

(a) If an Indemnitee shall receive notice or otherwise learn of a Third-Party Claim with respect to which an Indemnifying Party may be obligated to provide indemnification to such Indemnitee pursuant to this Agreement (including Article III), such Indemnitee shall give such Indemnifying Party written notice thereof as soon as reasonably practicable. Any such notice shall describe the Third-Party Claim in reasonable detail and shall include: (i) the basis for, and nature of, such Third-Party Claim, including the facts constituting the basis for such Third-Party Claim; (ii) the estimated amount of losses (to the extent so estimable) that have been or may be sustained by the Indemnitee in connection with such Third-Party Claim; and (iii) copies of all notices and documents (including court papers) received by the Indemnitee relating to the Third-Party Claim; provided, however, that any such notice need only specify such information reasonably known to the Indemnitee as of the date of such notice and shall not limit or prejudice any of the rights or remedies of any Indemnitee on the basis of any limitations on the information included in such notice, including any such limitations made in good faith to preserve the attorney-client privilege, work product doctrine or any other similar privilege or doctrine. Notwithstanding the foregoing, the failure of any Indemnitee or other Person to give notice as provided in this Section 5.5(a) shall not relieve the related Indemnifying Party of its obligations under this Article V, except to the extent that such Indemnifying Party is actually prejudiced by such failure to give notice in accordance with this Section 5.5(a).

(b) The Indemnifying Party shall have the right, exercisable by written notice to the Indemnitee within thirty (30) days after receipt of notice from an Indemnitee in accordance with Section 5.5(a), to assume and conduct the defense of such Third-Party Claim in accordance with the limits set forth in this Agreement with counsel selected by the Indemnifying Party and reasonably acceptable to the Indemnitee; provided, however, that the Indemnifying Party shall not have the right to control the defense of any Third-Party Claim (i) to the extent such Third-Party Claim seeks criminal penalties or injunctive or other equitable relief or (ii) if the Party to this Agreement which is part of such Indemnitee’s Group has determined in good faith that the Indemnifying Party controlling such defense would reasonably be expected to have a material adverse impact on the reputation or the business relations of the Indemnitee or its Group. The Indemnifying Party shall notify the Indemnitee in writing within the time period described in the immediately preceding sentence as to whether or not it will assume the defense of the applicable Third-Party Claim. During such notice period, and prior to an election by the Indemnifying Party to control the defense of the applicable Third-Party Claim, the Indemnitee shall be

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permitted to take such actions in respect of such Third-Party Claim as the Indemnitee determines in good faith are necessary or appropriate to avoid prejudice to the Indemnitee’s interests in respect of such Third-Party Claim during such notice period, provided that the Indemnitee will consult reasonably and in good faith with the Indemnifying Party in respect of such actions in advance of taking such actions to the extent possible.

(c) If the Indemnifying Party elects not to assume the defense of a Third-Party Claim (or is not permitted to assume the defense of such Third-Party Claim) in accordance with this Agreement, or fails to notify an Indemnitee of its election as provided in Section 5.5(b), such Indemnitee may defend such Third-Party Claim with counsel selected by the Indemnitee and reasonably acceptable to the Indemnifying Party. If the Indemnifying Party elects (and is permitted) to assume the defense of a Third-Party Claim in accordance with the terms of this Agreement, the Indemnitee shall, subject to the terms of this Agreement, reasonably cooperate with the Indemnifying Party with respect to the defense of such Third-Party Claim.

(d) If the Indemnifying Party elects (and is permitted) to assume the defense of a Third-Party Claim in accordance with the terms of this Agreement, the Indemnifying Party will not be liable for any additional legal expenses subsequently incurred by the Indemnitee in connection with the defense of the Third-Party Claim; provided, however, that if the Indemnifying Party fails to take reasonable steps necessary to defend diligently such Third-Party Claim, or the nature of such Third-Party Claim changes such that the Indemnifying Party would no longer be entitled to assume the defense of such Third-Party Claim pursuant to Section 5.5(b), the Indemnitee may assume and control its own defense, and the Indemnifying Party will be liable for all reasonable and documented costs or expenses paid or incurred in connection with such defense. The Indemnifying Party or the Indemnitee, as the case may be, shall have the right to participate in (but, subject to the immediately preceding sentence, not control), at its own expense, the defense of any Third-Party Claim that the other is defending as provided in this Agreement. In the event, however, that such Indemnitee reasonably determines that representation by counsel to the Indemnifying Party of both such Indemnifying Party and the Indemnitee could reasonably be expected to present such counsel with a conflict of interest, then the Indemnitee may employ separate counsel to represent or defend it in any such Action and the Indemnifying Party will pay the reasonable and documented fees and expenses of such counsel.

(e) No Indemnifying Party shall consent to entry of any judgment or enter into any settlement of any Third-Party Claim with respect to which an Indemnifying Party is obligated to provide indemnification to an Indemnitee pursuant to this Agreement (including Article III) without the prior written consent of the applicable Indemnitee or Indemnitees (not to be unreasonably withheld, conditioned or delayed); provided, however, that such consent shall not be required if the judgment or settlement: (i) contains no finding or admission of liability with respect to any such Indemnitee or Indemnitees; (ii) involves only monetary relief which the Indemnifying Party has agreed to pay; (iii) includes a full and unconditional release of the Indemnitee or Indemnitees; and (iv) does not establish any precedent, admission or factual finding that could reasonably be expected to have an adverse effect on the Indemnitee or the operations of any member of the Indemnitee’s Group. Notwithstanding the foregoing, the consent of an Indemnitee shall be required for any entry of judgment or settlement if the effect thereof is to permit any injunction, declaratory judgment, other order or other non-monetary relief to be entered, directly or indirectly, against such Indemnitee (such consent not to be unreasonably withheld, conditioned or delayed).

(f) Whether or not the Indemnifying Party assumes the defense of a Third-Party Claim, no Indemnitee shall admit any liability with respect to, or settle, compromise, resolve or discharge, such Third-Party Claim without the Indemnifying Party’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed).

(g) For the avoidance of doubt, the provisions of this Section 5.5(c) shall not apply with respect to any Tax Contest or any other Tax matter, which shall be governed exclusively by the Tax Matters Agreement.

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Section 5.6 Additional Matters.

(a) Any claim on account of a Liability that does not result from a Third-Party Claim shall be asserted by prompt written notice given by the Indemnitee to the applicable Indemnifying Party. Any failure by an Indemnitee to give notice shall not relieve the Indemnifying Party’s indemnification obligations under this Agreement, except to the extent that the Indemnifying Party shall have been actually prejudiced by such failure.

(b) In the event of payment by or on behalf of any Indemnifying Party to any Indemnitee in connection with any Third-Party Claim, such Indemnifying Party shall be subrogated to and shall stand in the place of such Indemnitee as to any events or circumstances in respect of which such Indemnitee may have any right, defense or claim relating to such Third-Party Claim against any claimant or plaintiff asserting such Third-Party Claim or against any other Person. Such Indemnitee shall cooperate with such Indemnifying Party in a reasonable manner, and at the cost and expense of such Indemnifying Party, in prosecuting any subrogated right, defense or claim, including by assigning any subrogated rights to the Indemnifying Party to the fullest extent permissible under any Contract underlying a subrogated right.

(c) For the avoidance of doubt, Liabilities incurred by an Indemnitee pursuant to a contractual indemnification or similar obligation granted to a third party in respect of Liabilities otherwise indemnifiable under Section 5.2 or Section 5.3 shall be indemnifiable thereunder to the same extent that the underlying Liabilities would have been indemnifiable under Section 5.2 or Section 5.3.

(d) To the maximum extent permitted by applicable Law, the rights to recovery of each Party’s Subsidiaries in respect of any past, present or future Action are hereby delegated to such Party. It is the intent of the Parties that the foregoing delegation shall satisfy any Law requiring such delegation to be effected pursuant to a power of attorney or similar instrument. The Parties and their respective Subsidiaries shall execute such further instruments or documents as may be necessary to effect such delegation.

(e) Each of Parent and SpinCo hereby agrees that with respect to any Third-Party Claim or Action pending as of the Distribution Date or commenced following the Distribution Date, in each case that (x) has named as a defendant one or more members of the SpinCo Group but otherwise relates only to the Parent Business or (y) has named as a defendant one or more members of the Parent Group but otherwise relates only to the SpinCo Business, the Parties shall use reasonable best efforts, each at its own expense, to cause each such nominal defendant to be removed as a defendant from such Third-Party Claim or Action, as soon as reasonably practicable (including using reasonable best efforts to petition the applicable court or counterparty to remove each such nominal defendant). For the avoidance of doubt, the provisions of this Section 5.6(e) shall not apply with respect to any Tax Contest or any other Tax matter which shall be governed exclusively by the Tax Matters Agreement.

(f) Any payments made pursuant to Article V of this Agreement shall, to the fullest extent permitted by law, be treated in the same manner as, and the recipient and payor of any such payments shall be determined in accordance with the provisions governing, a Tax indemnity payment pursuant to Section 12.1 of the Tax Matters Agreement.

Section 5.7 Sole and Exclusive Remedy. The indemnification provisions of this Article V shall be the sole and exclusive remedy of a Parent Indemnitee or SpinCo Indemnitee, as applicable, for any monetary or compensatory damages or losses for any breach of any representation, warranty, covenant or other claim arising out of or relating to this Agreement or any Ancillary Agreement (other than any Ancillary Agreement that expressly contains indemnification, damages or remedy provisions, which Ancillary Agreement shall be subject to the indemnification, damages or remedy provisions contained in such Ancillary Agreement). For the avoidance of doubt, the foregoing does not affect (a) the SpinCo Payment adjustment mechanism contained in Section 2.7, (b) a Party’s right to seek specific performance under this Agreement as provided in Section 9.5 or under the Merger Agreement as provided in Section 10.9 thereof or under any other Transaction Document, (c) a Party’s right to exercise all of their rights and seek all damages available to them under applicable Law in the event of claims or causes of action arising from fraud or (d) any obligations that pursuant to Section 2.3 or Section 5.1 survive the Distribution.

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

Section 5.8 Covenant Not to Sue. Each Party hereby covenants and agrees that none of it, the members of such Party’s Group or any Person claiming through it shall bring an Action or otherwise assert any claim or defense against any Person, including before any court, arbitrator, mediator or administrative agency anywhere in the world, and further (on behalf of itself, the members of such Party’s Group, and any other Person claiming through it) waives and releases any claim or defense against any Person, alleging that: (a) the assumption or retention of any SpinCo Liabilities by SpinCo or a member of the SpinCo Group on the terms and conditions set forth in this Agreement or the Ancillary Agreements is unlawful, a breach of a fiduciary or other duty, void, unenforceable, unconscionable, inequitable, or otherwise improper for any reason; (b) the assumption or retention of any Parent Liabilities by Parent or a member of the Parent Group on the terms and conditions set forth in this Agreement or the Ancillary Agreements is unlawful, a breach of a fiduciary or other duty, void, unenforceable, unconscionable, inequitable, or otherwise improper for any reason; (c) the provisions of this Agreement (including this Article V) or any Ancillary Agreement are unlawful, a breach of a fiduciary or other duty, void, unenforceable, unconscionable, inequitable, or otherwise improper for any reason; or (d) any member of the Parent Group, or any officer, director or employee of any such member, owes fiduciary duties to any member of the SpinCo Group or any equity holder of such member, in his, her or its capacity as such with respect to this Agreement, any Ancillary Agreement, any transaction contemplated hereby or thereby or any agreement entered into in connection herewith or therewith. SpinCo shall bear all costs and expenses of the Parent Group in defending any claim brought in violation of this Section 5.8.

Section 5.9 Survival of Indemnities. The rights and obligations of each of Parent and SpinCo and their respective Indemnitees under this Article V shall survive the sale or other transfer by any Party or its Affiliates of any Assets or businesses or the assignment by it of any Liabilities, including any purported transfer by divisional merger.

Section 5.10 Indemnified Damages. Except as may expressly be set forth in this Agreement or any Ancillary Agreement, none of Parent, SpinCo or any other member of either Group shall in any event have any Liability to the other or to any other member of the other’s Group, or to any other Parent Indemnitee or SpinCo Indemnitee, as applicable, under this Agreement for any indirect, special, punitive, consequential (unless such indirect or consequential damages are reasonably foreseeable), exemplary, enhanced or treble damages, whether or not caused by or resulting from negligence or breach of obligations hereunder; provided, however, that the provisions of this Section 5.10 shall not limit an Indemnifying Party’s indemnification obligations hereunder with respect to any Liability any Indemnitee may have to any third party not affiliated with any member of the Parent Group or the SpinCo Group for any indirect, special, punitive, consequential, exemplary, enhanced or treble damages.

Section 5.11 Management of Certain Actions, Government Investigations and Internal Investigations. Notwithstanding the procedures set forth in Section 5.4(c), this Section 5.11 shall govern the management and direction of certain pending (or, as applicable in the case of Section 5.11(e), future) Actions, Government Investigations and Internal Investigations involving one or more members of both the Parent Group and the SpinCo Group, but shall not alter the allocation of Liabilities set forth in Article II or rights to indemnification pursuant to Section 5.2 or Section 5.3. In the event of any conflict between the provisions of this Section 5.11 and Section 5.4(c) in respect of a SpinCo Directed Action, Parent Directed Action or Joint Action, the provisions of this Section 5.11 shall govern.

(a) From and after the Distribution, except as otherwise provided in Section 5.11(a) of the Disclosure Letter and subject to Section 6.8:

(i) the SpinCo Group shall direct the defense, prosecution or conduct (as applicable) of any Actions, Government Investigations and Internal Investigations described on Section 5.11(a) of the Disclosure Letter (the “SpinCo Directed Actions”), including the development and implementation of the legal strategy for each SpinCo Directed Action, the filing of any motions, pleadings or briefs, the conduct of discovery and related fact finding, the conduct of any trial, any presentations to regulators or enforcement officials, any responses to

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

subpoenas, requests or demands for information, any decision to appeal or not to appeal any decisions, judgment or order, and, subject to Section 5.11(d), any decision or consent to a settlement, compromise, resolution or discharge of any SpinCo Directed Action or any aspect thereof;

(ii) SpinCo (or the applicable member of the SpinCo Group) shall be responsible for selecting counsel in connection with the conduct and control of each SpinCo Directed Action; and

(iii) Parent (or the applicable member of the Parent Group) shall be entitled to participate in (but not control) the defense, prosecution or conduct (as applicable) of each SpinCo Directed Action, and SpinCo shall provide Parent with the reasonable opportunity to consult, advise and comment with respect to all preparation, planning and strategy regarding any such SpinCo Directed Action, to the extent that Parent’s participation does not waive or jeopardize any attorney-client privilege, attorney work product protection or other similar privilege or doctrine. The Parties and the applicable members of their respective Groups shall cooperate reasonably to preserve any attorney-client privilege, work product protection, joint defense, common interest or other privilege as to third parties as may be available in connection with each Group’s participation in a SpinCo Directed Action.

(b) From and after the Distribution, except as otherwise provided in Section 5.11(b) of the Disclosure Letter and subject to Section 6.8:

(i) the Parent Group shall direct the defense, prosecution or conduct (as applicable) of any Actions, Government Investigations and Internal Investigations described on Section 5.11(b) of the Disclosure Letter (the “Parent Directed Actions”), including the development and implementation of the legal strategy for each Parent Directed Action, the filing of any motions, pleadings or briefs, the conduct of discovery and related fact finding, the conduct of any trial, any presentations to regulators or enforcement officials, any responses to subpoenas, requests or demands for information, any decision to appeal or not to appeal any decisions, judgment or order, and, subject to Section 5.11(d), any decision or consent to a settlement, compromise, resolution or discharge of any Parent Directed Action or any aspect thereof;

(ii) Parent (or the applicable member of the Parent Group) shall be responsible for selecting counsel in connection with the conduct and control of each Parent Directed Action; and

(iii) SpinCo (or the applicable member of the SpinCo Group) shall be entitled to participate in (but not control) the defense, prosecution or conduct (as applicable) of each Parent Directed Action, and Parent shall provide SpinCo with the reasonable opportunity to consult, advise and comment with respect to all preparation, planning and strategy regarding any such Parent Directed Action, to the extent that SpinCo’s participation does not waive or jeopardize any attorney-client privilege, attorney work product protection or other similar privilege or doctrine. The Parties and the applicable members of their respective Groups shall cooperate reasonably to preserve any attorney-client privilege, work product protection, joint defense, common interest or other privilege as to third parties as may be available in connection with each Group’s participation in a Parent Directed Action.

(c) From and after the Distribution, except as otherwise provided in Section 5.11(c) of the Disclosure Letter and subject to Section 6.8, the Parties shall separately but cooperatively manage and direct the defense, prosecution or conduct (as applicable) of any Actions, Government Investigations and Internal Investigations described on Section 5.11(c) of the Disclosure Letter (“Joint Actions”), including the development and implementation of the legal strategy for each Joint Action, the filing of any motions, pleadings or briefs, the conduct of discovery and related fact finding, the conduct of any trial, any presentations to regulators or enforcement officials, any responses to subpoenas, requests or demands for information, any decision to appeal or not to appeal any decisions, judgment or order, and, subject to Section 5.11(d), any decision or consent to a settlement, compromise, resolution or discharge of any Joint Action or any aspect thereof. The Parties shall cooperate in good faith and take all reasonable actions to provide for any appropriate joinder or change in named

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

parties to such Joint Actions such that the appropriate Party or member of each Party’s Group is party thereto. The Parties shall reasonably cooperate and consult with each other and, to the extent feasible, maintain a joint defense in a manner that would preserve for both Parties and their respective Affiliates any attorney-client privilege, work product protection, joint defense, common interest or other privilege with respect to any Joint Action. Notwithstanding anything to the contrary herein, the costs and expenses of counsel for each Joint Action shall be paid for by the Party indicated with respect to such Joint Action on Section 5.11(c) of the Disclosure Letter; provided, that in the event that any Party determines to retain new separate counsel with respect to any Joint Action, such Party shall bear the costs and expenses of its separate counsel. In any Joint Action, each of Parent and SpinCo may pursue separate defenses, claims, counterclaims or settlements to those claims relating solely to the Parent Business or the SpinCo Business, respectively; provided that each Party shall in good faith make reasonable best efforts to avoid adverse effects on the other Party.

(d) No Party managing an Action (the “Managing Party”) pursuant to this Section 5.11 shall consent to entry of any judgment or enter into any settlement of any such Action without the prior written consent of the other Party (the “Non-Managing Party”) (not to be unreasonably withheld, conditioned or delayed); provided, however, that such Non-Managing Party, including, in the case of a Joint Action, any co-defendant, shall be required to consent to such entry of judgment or to such settlement that the Managing Party or other co-defendant may recommend with respect to any claim for which such Non-Managing Party (or co-defendant) is the defendant if the judgment or settlement: (i) contains no finding or admission of liability with respect to such Non-Managing Party’s (or co-defendant’s) Group or its applicable related Persons; (ii) involves only monetary relief which the Managing Party or proposing co-defendant has agreed to pay; and (iii) includes a full and unconditional release of the Non-Managing Party’s (or co- defendant’s) Group and its applicable related Persons. Notwithstanding the foregoing, the consent of the Non-Managing Party or co-defendant shall be required for any entry of judgment or settlement if the effect thereof is to permit any injunction, declaratory judgment, other order or other non-monetary relief to be entered, directly or indirectly, against the Non-Managing Party’s Group or its applicable related Persons (such consent not to be unreasonably withheld, conditioned or delayed).

(e) Any Government Investigation that (i) is not set forth on Section 5.11(c) of the Disclosure Letter, (ii) Parent determines in good faith involves one or more members of both the Parent Group and the SpinCo Group, (iii) relates to conduct that occurred prior to the Distribution Date and (iv) Parent determines in good faith involves, or would reasonably be expected to involve, non-monetary relief sought by a Governmental Authority with respect to a member of the Parent Group, shall be separately but cooperatively managed and directed by the Parties as if it were a Joint Action in accordance with the terms of Section 5.11(c) (subject, for the avoidance of doubt, to Section 5.11(d)). If any Party shall receive notice or otherwise learn of a Government Investigation that would reasonably be expected to require cooperative management as a Joint Action pursuant to this Section 5.11(e), such Party shall give the other Party written notice thereof as soon as reasonably practicable.

(f) For the avoidance of doubt, the provisions of this Section 5.11 shall not apply with respect to any Tax Contest or any other Tax matter, which shall be governed exclusively by the Tax Matters Agreement.

ARTICLE VI

ACCESS TO INFORMATION; PRIVILEGE; CONFIDENTIALITY

Section 6.1 Agreement for Exchange of Information; Archives; Information Included in SpinCo Intellectual Property.

(a) Except in the case of an Adversarial Action or threatened Adversarial Action, and subject to Section 6.1(b), and in accordance with applicable Law, each of Parent, Eaton HoldCo, Eaton Ohio and SpinCo, on behalf of their respective Group, shall provide, or cause to be provided, to the other Party, at any time after the Distribution, as soon as reasonably practicable after written request therefor, any Information relating to time

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

periods on or prior to the Distribution Date in the possession or under the control of such respective Group, relating to the Parent Business or the SpinCo Business, which Parent or SpinCo, or any member of its respective Group, as applicable: (i) reasonably needs to comply with reporting, disclosure, filing or other requirements imposed on Parent or SpinCo, or any member of its respective Group, as applicable (including under applicable securities Laws), by any national securities exchange or any Governmental Authority having jurisdiction over Parent or SpinCo, or any member of its respective Group, as applicable; (ii) requests for use in any other judicial, regulatory, administrative or other Action or Internal Investigation, including possible Actions or Internal Investigations anticipated in good faith, or in order to satisfy audit, accounting, regulatory, litigation or other similar requirements; or (iii) to comply with its obligations under this Agreement or any Ancillary Agreement; provided that any request for information pursuant to this Section 6.1 shall be used only for the purposes described in this paragraph.

(b) In the event that either Parent or SpinCo determines in good faith that the disclosure of any Information pursuant to Section 6.1(a) could be commercially detrimental, violate any Law or Contract or waive or jeopardize any attorney-client privilege, attorney work product protection or other similar privilege or doctrine, such Party may restrict such information to view by the other Party’s attorneys’ and experts’ eyes only before providing access to or furnishing such Information to the other Party; provided, however, that both Parent and SpinCo shall take all commercially reasonable measures to permit compliance with Section 6.1(a) in a manner that avoids any such harm or consequence.

(c) Notwithstanding the above:

(i) to the extent that it is discovered within twenty-four (24) months after the Distribution that the SpinCo Group was not in possession of a tangible or electronic copy of any SpinCo Intellectual Property as of the Distribution Date, and such copy was not provided to the SpinCo Group thereafter pursuant to an Ancillary Agreement or otherwise and does not remain to be provided to the SpinCo Group pursuant to an Ancillary Agreement, upon SpinCo’s reasonable request, Parent shall, and shall cause the applicable members of the Parent Group to, use commercially reasonable efforts to make available a copy of such SpinCo Intellectual Property to SpinCo to the extent such copy is then in Parent’s possession or accessible to Parent in a format as is reasonably agreed by the Parties; provided that this Section 6.1(c)(i) shall not obligate Parent to provide SpinCo a copy of any Parent Intellectual Property, Information to the extent relating to the Parent Business or any Information constituting Parent’s Intellectual Property filing, prosecution and maintenance management database (e.g., Anaqua) (including any Information constituting such database relating to SpinCo Intellectual Property); or

(ii) to the extent that it is discovered within twenty-four (24) months after the Distribution that the Parent Group was not in possession of a tangible or electronic copy of any Parent Intellectual Property as of the Distribution Date, and such copy was not provided to the Parent Group thereafter pursuant to an Ancillary Agreement or otherwise and does not remain to be provided to the Parent Group pursuant to an Ancillary Agreement, upon Parent’s reasonable request, SpinCo shall, and shall cause the applicable members of the SpinCo Group to, use reasonable best efforts to make available a copy of such Parent Intellectual Property to Parent to the extent such copy is then in SpinCo’s possession or accessible to SpinCo in a format as is reasonably agreed by the Parties; provided that this Section 6.1(c)(ii) shall not obligate SpinCo to provide Parent a copy of any SpinCo Intellectual Property or Information to the extent relating to the SpinCo Business.

Section 6.2 Ownership of Information. Any Information owned by one Group that is provided to the requesting Party hereunder shall be deemed to remain the property of the providing Party. Except as specifically set forth herein or in any Ancillary Agreement, nothing herein shall be construed as granting or conferring rights of license or otherwise in any such Information.

Section 6.3 Compensation for Providing Information. The Party requesting information pursuant to this Article VI shall reimburse the providing Party for the reasonable, documented, out-of-pocket costs, if any, in complying with a request for Information pursuant to this Article VI (whether or not such Information was a SpinCo Asset or a Parent Asset).

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

Section 6.4 Record Retention. To facilitate the possible exchange of Information pursuant to this Article VI and other provisions of this Agreement, each Party shall use its reasonable best efforts to retain all Information in such Party’s possession relating to the other Party or its businesses, Assets or Liabilities, this Agreement or the Ancillary Agreements, in each case in accordance with their respective document retention policies. Each of Parent and SpinCo shall use their reasonable best efforts to maintain and continue their respective Group’s compliance with all “litigation holds” listed on Section 6.4 of the Disclosure Letter in accordance with the provisions set forth on Section 6.4 of the Disclosure Letter with respect to such listed litigation hold.

Section 6.5 Accounting Information. Without limiting the generality of Section 6.1 but subject to Section 6.1(b):

(a) Until the end of the first full fiscal year occurring after the Distribution Date (and for a reasonable period of time afterwards as required by Law for Parent to prepare consolidated financial statements or complete a financial statement audit for any period during which the financial results of the SpinCo Group were consolidated with those of Parent, which period shall not exceed the date on which each Party’s audited financial statements for the first full year after the Distribution Date are filed with the Commission), SpinCo shall use its reasonable best efforts to assist Parent in meeting Parent’s timetable for dissemination of its financial statements and to enable Parent’s auditors to timely complete their annual audit and quarterly reviews of financial statements. As part of such efforts and during such period as specified in the immediately preceding sentence, to the extent reasonably necessary for the preparation of financial statements or completing an audit or review of financial statements or an audit of internal control over financial reporting or, solely to the extent involving financial statements or other financial information of the type customarily included in offering or disclosure documents, as may be required for any Financing (as defined in the Merger Agreement), (i) SpinCo shall authorize and direct its auditors to make available to Parent’s auditors, within a reasonable time prior to the date of Parent’s auditors’ opinion or review report, both (x) the personnel who performed or will perform the annual audits and quarterly reviews of SpinCo and (y) work papers to the extent related to such annual audits and quarterly reviews, to enable Parent’s auditors to perform any procedures they consider reasonably necessary to take responsibility for the work of SpinCo’s auditors as it relates to Parent’s auditors’ opinion or report and (ii) until all governmental audits of those financial statements of Parent specified in the immediately preceding sentence are complete, SpinCo shall provide reasonable access during normal business hours for Parent’s internal auditors, counsel and other designated representatives to (x) the premises of SpinCo and its Subsidiaries and all Information (and duplicating rights) within the knowledge, possession or control of SpinCo and its Subsidiaries and (y) the officers and employees of SpinCo and its Subsidiaries, so that Parent may conduct reasonable audits relating to the financial statements provided by SpinCo and its Subsidiaries; provided, however, that such access shall not be unreasonably disruptive to the business and affairs of the SpinCo Group; provided, further, that, any request for access pursuant to this Section 6.5(a) shall be made in good faith and limited to the extent reasonable to satisfy the good faith basis for such request.

(b) Until the end of the first full fiscal year occurring after the Distribution Date (and for a reasonable period of time afterwards or as required by Law, which period shall not exceed the date on which each Party’s audited financial statements for the first full year after the Distribution Date are filed with the Commission), Parent shall use its reasonable best efforts to assist SpinCo in meeting SpinCo’s timetable for dissemination of its financial statements and to enable SpinCo’s auditors to timely complete their annual audit and quarterly reviews of financial statements. In addition, during such period, the Parties shall cooperate and Parent shall use reasonable best efforts to assist with the preparation of financial information of the SpinCo Business necessary for SpinCo and Merger Partner to prepare pro forma financial statements for such periods as may be required or customarily included in offering memoranda, private placement memoranda, prospectuses and similar documents, to consummate a Rule 144A offering of senior unsecured notes in connection with any Financing (as defined in the Merger Agreement). As part of such efforts and during such period as specified in the immediately preceding sentence, to the extent reasonably necessary for the preparation of financial statements or completing an audit or review of financial statements or an audit of internal control over financial

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

reporting or, solely to the extent involving financial statements or other financial information of the type customarily included in offering or disclosure documents, as may be required for any Financing (as defined in the Merger Agreement), (i) Parent shall authorize and direct its auditors to make available to SpinCo’s auditors, within a reasonable time prior to the date of SpinCo’s auditors’ opinion or review report, both (x) the personnel who performed or will perform the annual audits and quarterly reviews of Parent and (y) work papers to the extent related to such annual audits and quarterly reviews, to enable SpinCo’s auditors to perform any procedures they consider reasonably necessary to take responsibility for the work of Parent’s auditors as it relates to SpinCo’s auditors’ opinion or report and (ii) until all governmental audits of those financial statements of SpinCo specified in the immediately preceding sentence are complete, Parent shall provide reasonable access during normal business hours for SpinCo’s internal auditors, counsel and other designated representatives to (x) the premises of Parent and its Subsidiaries and all Information (and duplicating rights) within the knowledge, possession or control of Parent and its Subsidiaries and (y) the officers and employees of Parent and its Subsidiaries, so that SpinCo may conduct reasonable audits relating to the financial statements provided by Parent and its Subsidiaries; provided, however, that such access shall not be unreasonably disruptive to the business and affairs of the Parent Group; provided, further, that, any request for access pursuant to this Section 6.5(b) shall be made in good faith and limited to the extent reasonable to satisfy the good faith basis for such request.

(c) In order to enable the principal executive officer(s) and principal financial officer(s) (as such terms are defined in the rules and regulations of the Commission) of Parent to make any certifications required of them under Section 302 or 906 of the Sarbanes-Oxley Act of 2002, SpinCo shall, within a reasonable period of time following a request from Parent in anticipation of filing such reports, cause its principal executive officer(s) and principal financial officer(s) to provide Parent with certifications of such officers in support of the certifications of Parent’s principal executive officer(s) and principal financial officer(s) required under Section 302 or 906 of the Sarbanes-Oxley Act of 2002 with respect to (i) Parent’s Quarterly Report on Form 10-Q filed with respect to the fiscal quarter during which the Distribution Date occurs (unless such quarter is Parent’s fourth fiscal quarter), (ii) to the extent applicable, each subsequent fiscal quarter through the third fiscal quarter of the year in which the Distribution Date occurs and (iii) Parent’s Annual Report on Form 10-K filed with respect to the fiscal year during which the Distribution Date occurs. Such certifications shall be provided in substantially the same form and manner as such SpinCo officers provided prior to the Distribution (reflecting any changes in certifications necessitated by the Distribution or any other transactions related thereto) or as otherwise agreed upon between Parent and SpinCo.

(d) Subject to the confidentiality provisions of this Agreement and to such Party’s confidentiality obligations to third parties and to the extent it relates to the time prior to the Distribution, at the requesting Party’s expense, each Party shall authorize and request its respective auditors to make available to the other Party’s auditors (the “Other Party’s Auditors”) both the personnel who performed or are performing the annual audits of such audited Party (each such Party with respect to its own audit, the “Audited Party”) and work papers related to the annual audits of such Audited Party, in all cases within a reasonable time prior to such Audited Parties’ auditors’ opinion date, so that the Other Party’s Auditors are able to perform the procedures they reasonably consider necessary to take responsibility for the work of the Audited Parties’ auditors as it relates to their auditors’ report on such other Parties’ financial statements, all within sufficient time to enable such other Party to meet its timetable for the filing of its annual financial statements with the Commission for the fiscal year in which the Distribution occurs (or, if the Distribution occurs in the first quarter of a fiscal year, the previous fiscal year).

Section 6.6 Limitations of Liability. Each of Parent (on behalf of itself and each other member of the Parent Group) and SpinCo (on behalf of itself and each other member of the SpinCo Group) understands and agrees that no Party is representing or warranting in any way as to the accuracy or sufficiency of any Information exchanged or disclosed under this Agreement, including any Information that constitutes an estimate or forecast or is based upon an estimate or forecast.

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

Section 6.7 Production of Witnesses; Records; Cooperation.

(a) Without limiting any of the rights or obligations of the Parties pursuant to Section 6.1 or Section 6.4, after the Distribution Date, except in the case of an Adversarial Action or threatened or contemplated Adversarial Action, and subject to Section 6.1(b), each of Parent and SpinCo shall use their reasonable best efforts to make reasonably available, upon written request, within thirty (30) days of such request (or such shorter period as may be reasonably necessary with any legal or regulatory deadline specified in such request): (i) the former, current and future directors, officers, employees, other personnel and agents of the Persons in its respective Group (whether as witnesses or otherwise); and (ii) subject to Section 6.1(b), Information contemplated by Section 6.1(a), in each case of clauses (i) and (ii), to the extent that such Person (giving consideration to business demands of such directors, officers, employees, other personnel and agents) or books, records or other documents may reasonably be required in connection with any Action, Internal Investigation, Commission comment or review or threatened or contemplated Action, Internal Investigation, Commission comment or review (including preparation for any such Action, Internal Investigation, Commission comment or review) in which either Parent or SpinCo or any Person or Persons in its Group, as applicable, may from time to time be involved, regardless of whether such Action, Internal Investigation, Commission comment or review or threatened or contemplated Action, Internal Investigation, Commission comment or review is a matter with respect to which indemnification may be sought hereunder. The requesting Party shall bear all reasonable, documented, out-of-pocket costs and expenses in connection therewith; provided, that nothing in this Section 6.7 shall require the requesting Party to pay any fees (other than reasonably out-of-pocket expenses) for the time of employees made available as witnesses.

(b) Without limiting the foregoing, Parent and SpinCo shall use their reasonable best efforts to cooperate and consult with each other to the extent reasonably necessary with respect to any Actions, Internal Investigations or threatened or contemplated Actions or Internal Investigations (including in connection with preparation for any such Action or Internal Investigation), other than an Adversarial Action or threatened or contemplated Adversarial Action.

(c) The obligation of Parent and SpinCo, pursuant to this Section 6.7, to use their reasonable best efforts to make available former, current and future directors, officers, employees and other personnel and agents or provide witnesses and experts, except in the case of an Adversarial Action or threatened or contemplated Adversarial Action, is intended to be interpreted in a manner so as to facilitate cooperation and shall include the obligation to make available employees and other officers without regard to whether such individual or the employer of such individual could assert a possible business conflict (it being understood and agreed that the producing Party shall act in good faith to minimize disruption to the business operations of the non-producing Party). Without limiting the foregoing, each of Parent and SpinCo agrees that neither it nor any Person or Persons in its respective Group will take any adverse action against any employee of its Group based on such employee’s provision of assistance or information to each other pursuant to this Section 6.7.

Section 6.8 Privileged Matters.

(a) Solely for purposes of asserting privileges which may be asserted under applicable Law, and without limiting the provisions of Section 6.10: (x) in order to protect the rights of the Parties to assert privilege, the Parties acknowledge and agree that legal and other professional services that have been and will be provided prior to the Distribution (whether by outside counsel, in-house counsel, other legal professionals, or other professionals acting at the direction of counsel) have been and will be rendered for the collective benefit of Parent and SpinCo, and (y) each of Parent and SpinCo shall be deemed to have been the client in connection with such services with respect to periods prior to the Distribution. The Parties acknowledge and agree that legal and other professional services will be provided following the Distribution, which services will be rendered solely for the benefit of Parent or SpinCo, as the case may be.

(b) Parent shall be entitled, in perpetuity, to control the assertion or waiver of all privileges and immunities in connection with any privileged Information that relates solely to the Parent Business or the Distribution and not to the SpinCo Business, whether or not the privileged Information is in the possession or

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

under the control of any member of the Parent Group or any member of the SpinCo Group. Parent shall also be entitled, in perpetuity, to control the assertion or waiver of all privileges and immunities in connection with any privileged Information that relates solely to any Parent Assets or Parent Liabilities, and not any SpinCo Assets or SpinCo Liabilities, in connection with any Actions or Internal Investigations that are now pending or may be asserted in the future, whether or not the privileged Information is in the possession or under the control of any member of the Parent Group or any member of the SpinCo Group. For the avoidance of doubt, Information shall not be deemed to relate to the Parent Business solely by virtue of the fact that personnel associated with the corporate function of Parent were involved in the production or evaluation of such Information or otherwise involved in the Actions or Internal Investigations relating to such Information.

(c) SpinCo shall be entitled, in perpetuity, to control the assertion or waiver of all privileges and immunities in connection with any privileged Information that relates solely to the SpinCo Business and not to the Parent Business or the Distribution, whether or not the privileged Information is in the possession or under the control of any member of the SpinCo Group or any member of the Parent Group. SpinCo shall also be entitled, in perpetuity, to control the assertion or waiver of all privileges and immunities in connection with any privileged Information that relates solely to any SpinCo Assets or SpinCo Liabilities and not any Parent Assets or Parent Liabilities in connection with any Actions or Internal Investigations that are now pending or may be asserted in the future, whether or not the privileged Information is in the possession or under the control of any member of the SpinCo Group or any member of the Parent Group. For the avoidance of doubt, Information shall not be deemed to relate to the SpinCo Business solely by virtue of the fact that SpinCo personnel were involved in the production or evaluation of such Information or otherwise involved in the Actions or Internal Investigations relating to such Information.

(d) Subject to the remaining provisions of this Section 6.8, the Parties agree that Parent shall be entitled, in perpetuity, to control the assertion or waiver of all privileges and immunities in connection with privileged Information not otherwise allocated pursuant to this Section 6.8 in connection with any Actions or Internal Investigations, or threatened or contemplated Actions or Internal Investigations, or other matters that involve both Parties (or one or more members of their respective Groups), whether or not such privileged Information is in the possession or under the control of a member of the SpinCo Group or a member of the Parent Group.

(e) To the extent that an issue regarding a privilege controlled by one Party under this Section 6.8 arises in connection with an Action or Internal Investigation the defense, prosecution or conduct (as applicable) of which the other Party is entitled to direct pursuant to Section 5.11, the Party entitled to control such privilege shall cooperate in good faith with the Party directing such Action or Internal Investigation in order to facilitate the efficient administration of such Action or Internal Investigation. If any dispute arises between the Parties or any members of their respective Group regarding whether a privilege or immunity should be waived to protect or advance the interests of any Party or any member of their respective Groups, each Party agrees that it shall: (i) negotiate with the other Party in good faith, and (ii) endeavor to minimize any prejudice to the rights of the other Party and the members of its Group.

(f) Upon receipt by any Party, or by any member of its respective Group, of any subpoena, discovery or other request (or of written notice that it will receive or has received such subpoena, discovery or other request) that may reasonably be expected to result in the production or disclosure of privileged Information subject to a shared privilege or immunity or as to which the other Party has the sole right hereunder to assert a privilege or immunity, or if any Party obtains knowledge or becomes aware that any of its, or any member of its respective Group’s, current or former directors, officers, agents or employees have received any subpoena, discovery or other requests (or have received written notice that they will receive or have received such subpoena, discovery or other requests) that may reasonably be expected to result in the production or disclosure of such privileged Information, such Party shall promptly notify the other Party of the existence of any such subpoena, discovery or other request and shall provide the other Party a reasonable opportunity to review the privileged Information and to assert any rights it or they may have, under this Section 6.8 or otherwise, to prevent

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

the production or disclosure of such privileged Information; provided that if such Party is prohibited by applicable Law from disclosing the existence of such subpoena, discovery or other request, such Party shall provide written notice of such related information for which disclosure is not prohibited by applicable Law and use reasonable best efforts to inform the other Party of any related information such Party reasonably determines is necessary or appropriate for the other Party to be informed of to enable the other Party to review the privileged Information and to assert its rights, under this Section 6.8 or otherwise, to prevent the production or disclosure of such privileged Information.

(g) The Parties agree that their respective rights to any access to Information, witnesses and other Persons, the furnishing of notices and documents and other cooperative efforts between the Parties contemplated by this Agreement, and the transfer of privileged Information between the Parties and members of their respective Groups pursuant to this Agreement, shall not be deemed a waiver of any privilege that has been or may be asserted under this Agreement or otherwise. The Parties further agree that: (i) the exchange by one Party to the other Party of any Information that should not have been exchanged pursuant to the terms of Section 6.9 shall not be deemed to constitute a waiver of any privilege or immunity that has been or may be asserted under this Agreement or otherwise with respect to such privileged Information; and (ii) the Party receiving such privileged Information shall promptly return such privileged Information to the Party who has the right to assert the privilege or immunity.

Section 6.9 Confidential Information.

(a) Except as otherwise provided in the other Transaction Documents (to the extent that any such Transaction Document expressly provides that certain information shall be confidentially maintained on a basis that is more protective of such information or for a longer period of time than provided for herein, then the applicable provisions contained in such Transaction Document shall control), each of Parent and SpinCo, on behalf of itself and each Person in its respective Group, shall hold, and cause its respective directors, officers, employees, agents, accountants, subcontractors, counsel and other advisors and representatives (each, a “Representative”) to hold, in strict confidence, not release or disclose and protect with at least the same degree of care, but no less than a reasonable degree of care, that it applies to its own confidential and proprietary information pursuant to policies in effect as of the Distribution Date, all confidential or proprietary Information concerning the Parent Business or the Parent Group (in the case of SpinCo or a member of its Group) or the SpinCo Business or the SpinCo Group (in the case of Parent or a member of its Group) (such Group’s “Specified Confidential Information”) that is either in its possession (including such Specified Confidential Information in its possession prior to the Distribution) or furnished by the other Group or its respective Representatives at any time pursuant to this Agreement or any Ancillary Agreement, and shall not use any such Specified Confidential Information other than for such purposes as shall be expressly permitted hereunder or thereunder, except, in each case, to the extent that such Specified Confidential Information is: (x) in the public domain through no fault of any member of the Parent Group or the SpinCo Group, as applicable, or any of its respective Representatives; (y) later lawfully acquired from other sources by any of Parent, SpinCo or their respective Groups or Representatives, as applicable, which sources are not themselves bound by a confidentiality obligation to the knowledge of any of Parent, SpinCo or Persons in their respective Groups, as applicable, following reasonable inquiry; or (z) independently generated after the date hereof without reference to any Specified Confidential Information of the Parent Group or the SpinCo Group, as applicable. Notwithstanding the foregoing, each of Parent and SpinCo may release or disclose, or permit to be released or disclosed, any such Specified Confidential Information of the other Group (i) to their respective Representatives who need to know such Specified Confidential Information (who shall be advised of the obligations hereunder with respect to such Specified Confidential Information), (ii) to any nationally recognized statistical rating organization as it reasonably deems necessary, solely for the purpose of obtaining a rating of securities or other debt instruments upon normal terms and conditions, (iii) if such Party or its Group is required or compelled to disclose any such Specified Confidential Information by judicial or administrative process (including any proceeding brought by a Governmental Authority) or by other requirements of Law or stock exchange rule, in each case, to the extent such Party is advised by counsel that it is advisable to do so, (iv) as required in connection with the defense of

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

any legal or other proceeding brought by one Party against the other Party or in respect of claims by one Party against the other Party brought in such a proceeding, (v) as necessary in order to permit a Party to prepare and disclose its financial statements, Tax Returns or other required disclosures under applicable Law or in connection with the Distribution, (vi) as necessary for a Party to enforce its rights or perform its obligations under this Agreement or any Ancillary Agreement and (vii) to Governmental Authorities in accordance with applicable procurement regulations and contract requirements; provided, however, that, with respect to clause (i) hereof: (A) such Representatives shall keep such Specified Confidential Information confidential and will not disclose such Specified Confidential Information to any other Person and (B) each Party agrees that it is responsible to the other Party for any action or failure to act that would constitute a breach or violation of this Section 6.9(a) by any such Representative; with respect to clause (ii) hereof, the Party whose Specified Confidential Information is being disclosed or released to such rating organization is promptly notified thereof in writing in advance of such disclosure or release; with respect to public disclosures pursuant to clause (iii) hereof, that the Party required to disclose such Specified Confidential Information gives the other Party a reasonable opportunity to review and comment on the portion of such disclosure containing or reflecting Specified Confidential Information prior to the disclosure thereof; and, in the case of disclosure required by judicial or administrative process pursuant to clause (iii) hereof, that the Party required to disclose such Specified Confidential Information gives the other Party, to the extent reasonably practicable and legally permissible, prompt prior notice of such disclosure and an opportunity to contest such disclosure and shall use reasonable best efforts to cooperate, at the expense of the requesting Party, in seeking any reasonable protective arrangements requested by such Party. In the event that such appropriate protective order or other remedy is not obtained, the Party that is required to disclose such Specified Confidential Information of the other Group shall furnish, or cause to be furnished, only that portion of such Specified Confidential Information that is legally required to be disclosed and shall use reasonable best efforts to ensure that confidential treatment is accorded such Specified Confidential Information.

(b) Each Party acknowledges that it or members of its Group may presently have and, after the Distribution, may gain access to or possession of confidential or proprietary Information of, or legally protected personal Information and Personal Data relating to, third parties: (i) that was received under confidentiality or non-disclosure agreements entered into between such third parties, on the one hand, and the other Party or members of such other Party’s Group, on the other hand, prior to the Distribution or (ii) that, as between the two Parties, was originally collected by the other Party or such other Party’s Group and that may be subject to and protected by privacy, Data Protection Laws or other applicable Laws. Each Party agrees that it shall hold, protect and use, and shall cause the members of its Group and its and their respective Representatives to hold, in strict confidence, not release or disclose and protect with at least the same degree of care, but no less than a reasonable degree of care, that it applies to its own confidential and proprietary information pursuant to policies in effect as of the Distribution Date, the confidential and proprietary Information of, or legally protected personal Information and Personal Data relating to, third parties in accordance with privacy, Data Protection Laws or other applicable Laws and the terms of any Contracts that were either entered into before the Distribution or affirmative commitments or representations that were made before the Distribution by, between or among the other Party or members of the other Party’s Group, on the one hand, and such third parties, on the other hand.

(c) Without limiting the generality of the foregoing, each Party shall use reasonable efforts, and shall cause the members of its Group to, comply with any applicable requirements under all applicable Data Protection Laws in connection with the processing of Personal Data carried out pursuant to this Agreement or any Ancillary Agreement. The obligations of the Parties with respect to the processing of Personal Data during the transition period and the data processing terms applicable to the provision of Services (as defined in the Transition Services Agreement) under the Transition Services Agreement, shall be as set forth in the Transition Services Agreement (including Schedule H (Data Transfer Addendum) thereto), the terms of which are incorporated herein by reference to the extent relating to the processing of Personal Data in connection with the transactions contemplated by this Agreement.

Section 6.10 Conflicts Waiver. Each of the Parties acknowledges, on behalf of itself and each other member of its Group, notwithstanding anything to the contrary contained herein or imposed by operation of law,

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

that Parent has retained Paul, Weiss, Rifkind, Wharton & Garrison LLP, Skadden, Arps, Slate, Meagher & Flom LLP, Hogan Lovells International LLP and Arthur Cox LLP (collectively, the “Known Counsel”) to act as its counsel in connection with this Agreement, the Merger Agreement, the Ancillary Agreements and the transactions contemplated hereby and thereby. SpinCo hereby agrees on behalf of itself and each member of its Group that, notwithstanding anything to the contrary contained herein or imposed by operation of law, in the event that a dispute (whether or not related to this Agreement, the Merger Agreement, the Ancillary Agreements, or the transactions contemplated hereby and thereby) arises between or among (x) any member of the SpinCo Group, any SpinCo Indemnitee or any of their respective Affiliates, on the one hand, and (y) any member of the Parent Group, any Parent Indemnitee or any of their respective Affiliates, on the other hand: (a) any Known Counsel may represent any member of the Parent Group, any Parent Indemnitee or any of their respective Affiliates in such dispute even though the interests of such Person may be directly adverse to, or conflict with the legal or economic interests of, any Person described in clause (x), and even though such Known Counsel may have represented or provided advice to a Person described in clause (x) in a matter substantially related to such dispute at or prior to the Distribution, or may be handling ongoing matters for a Person described in clause (x) as of the Distribution Date that continue following the Distribution, and even though such Known Counsel may have or previously have had confidential or privileged information of a Person described in clause (x) that may be related to such dispute, (b) SpinCo hereby waives, on behalf of itself and each other Person described in clause (x), as applicable, any conflict of interest or claim to confidentiality in connection with such representation by such Known Counsel, and (c) SpinCo hereby agrees, on behalf of itself and each other Person described in clause (x), as applicable, not to seek to disqualify such Known Counsel in connection with such representation. SpinCo, on behalf of itself and each other member of its Group, irrevocably authorizes any Known Counsel to disclose or provide any of its confidential or privileged information existing as of the date hereof to Parent or any other member of Parent’s Group, and to otherwise use or disclose that information in accordance with Parent’s direction. Each of SpinCo and Parent, on behalf of itself and each other member of its Group, agrees to take, and to cause their respective then-Affiliates to take, all steps necessary to implement the intent of this Section 6.10. Each of SpinCo and Parent, on behalf of itself and each other member of its Group, further agrees that each Known Counsel and its respective partners and employees are third-party beneficiaries of this Section 6.10, and may seek to enforce this Section 6.10.

ARTICLE VII

INSURANCE

Section 7.1 Maintenance of Insurance and Termination of Coverage.

(a) Until the Distribution, Parent shall (i) cause the members of the SpinCo Group and their respective employees, officers and directors to continue to be covered as insured parties under the applicable policies of insurance of the Parent Group, in a manner which is no less favorable than the coverage provided for Parent and its Subsidiaries and (ii) permit the members of the SpinCo Group and their respective employees, officers and directors to submit claims in the ordinary course, relating to, arising out of or resulting from facts, circumstances, events or matters that occurred prior to the Distribution to the extent permitted under such policies.

(b) Except as otherwise expressly permitted in this Article VII, Parent and SpinCo acknowledge that, as of immediately prior to the Distribution, Parent intends to take such action as it may deem necessary or desirable to remove the members of the SpinCo Group and their respective employees, officers and directors as insured parties under any policy of insurance issued to any member of the Parent Group by any insurance carrier effective immediately prior to the Distribution, and on or following the Distribution, the SpinCo Group shall cease to be in any manner insured by, entitled to any benefits or coverage under, or entitled to seek benefits or coverage from or under any Parent Insurance Policies other than any insurance policy issued exclusively in the name and for the benefit of any member of the SpinCo Group (and except for any such insurance policy which forms a part of a fronted, or equivalent, insurance program for which any member of the Parent Group retains

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

funding responsibility). SpinCo Group will not be entitled at or following the Distribution to make any claims for insurance thereunder to the extent such claims are based upon facts, circumstances, events or matters occurring at or after the Distribution. No member of the Parent Group shall be deemed to have made any representation or warranty as to the availability of any coverage, insurability, or satisfaction of any terms and conditions under any such insurance policy. At and after the Distribution, the SpinCo Group shall procure all contractual and statutorily obligated insurance related to the operation of the SpinCo Business.

Section 7.2 Claims under Parent Insurance Policies.

(a) At and after the Distribution, the members of each of the Parent Group and the SpinCo Group shall, subject to the terms of this Section 7.2, have the right to assert Parent Policy Pre-Separation Insurance Matters under the applicable insurance policies up to the full extent of the applicable and available limits of liability of any such policy subject to the terms and conditions of such policies.

(i) With respect to any claims contemplated by Section 7.2(a) asserted by members of the SpinCo Group with respect to the SpinCo Business, or any claim described in clause (a) of the definition of Parent Policy Pre-Separation Insurance Matters, subject to the terms of this Section 7.2, members of the SpinCo Group shall be solely responsible for notifications, and updates to the applicable insurance companies, compliance with all policy terms and conditions, and for the handling, pursuit and collection of such claims.

(ii) Members of the SpinCo Group shall not, without the written consent of Parent, amend, modify, waive or release any rights of Parent under any such insurance policies and programs. Parent shall have primary control over any Parent Policy Pre-Separation Insurance Matters relating to both the Parent Business and the SpinCo Business, subject to the terms and conditions of the relevant policy of insurance governing such control.

(b) Each of Parent and SpinCo shall, and shall cause each member of the Parent Group and SpinCo Group, respectively, to, reasonably cooperate with and assist the applicable member of the SpinCo Group and the Parent Group, as applicable, with respect to claims reported to insurance companies pursuant to Section 7.2(a). With respect to coverage claims or requests for benefits asserted by members of the SpinCo Group under the Available Insurance Policies, or any claim described in clause (a) of the definition of Parent Policy Pre-Separation Insurance Matters, Parent shall have the right but not the duty to monitor or associate with such claims.

(c) Notwithstanding anything contained herein, except as provided in Section 7.6, (i) nothing in this Agreement shall limit, waive or abrogate in any manner any rights of any member of the Parent Group to insurance coverage under the Parent Insurance Policies for any matter, whether relating to the rights of the SpinCo Group or otherwise and (ii) Parent shall retain the exclusive right to control the insurance policies of the Parent Group, and the benefits and amounts payable thereunder, including the right to exhaust, settle, release, commute, buy-back or otherwise resolve disputes with respect to any of such insurance policies and to amend, modify or waive any rights under any such insurance policies, notwithstanding whether any such insurance policies apply to any past, present or future Liabilities of or claims by any member of the SpinCo Group, including coverage claims with respect to any claim, act, omission, event, circumstance, occurrence or loss for which the SpinCo Group may make a claim under an insurance policy pursuant to this Section 7.2; provided, during the eighteen (18) month period following the Distribution, Parent will provide written notice to SpinCo of any changes to any Parent Insurance Policies (excluding self-insurance, captive insurance or insurance from Affiliates) under which the SpinCo Group has historically made material claims or are the subject of any claims pursuant to this Section 7.2. SpinCo, on behalf of itself and each member of the SpinCo Group, hereby gives consent for the Parent to inform any affected insurer of this Agreement and to provide such insurer, as reasonably necessary, with all or any portion of a copy hereof.

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

Section 7.3 Claims under SpinCo Insurance Policies.

(a) At and after the Distribution, the members of each of the Parent Group and the SpinCo Group shall, subject to the terms of this Section 7.3, have the right to assert SpinCo Policy Pre-Separation Insurance Matters under the applicable SpinCo Insurance Policies up to the full extent of the applicable and available limits of liability of such policy subject to the terms and conditions of such policies.

(i) With respect to any claims contemplated by Section 7.3(a) asserted by members of the Parent Group with respect to the Parent Business, or any claim described in clause (a) of the definition of SpinCo Policy Pre-Separation Insurance Matters, subject to the terms of this Section 7.3, members of the Parent Group shall be solely responsible for notifications, and updates to the applicable insurance companies, compliance with all policy terms and conditions, and for the handling, pursuit and collection of such claims.

(ii) Members of the Parent Group shall not, without the written consent of SpinCo, amend, modify, waive or release any rights of SpinCo under any such insurance policies and programs. SpinCo shall have primary control over any SpinCo Policy Pre-Separation Insurance Matters relating to both the Parent Business and the SpinCo Business, subject to the terms and conditions of the relevant policy of insurance governing such control.

(b) Each of Parent and SpinCo shall, and shall cause each member of the Parent Group and SpinCo Group, respectively, to, reasonably cooperate with and assist the applicable member of the SpinCo Group and the Parent Group, as applicable, with respect to claims reported to insurance companies pursuant to Section 7.3(a). With respect to coverage claims or requests for benefits asserted by members of the Parent Group under the insurance policies of the SpinCo Group, or any claim described in clause (a) of the definition of SpinCo Policy Pre-Separation Insurance Matters, SpinCo shall have the right but not the duty to monitor or associate with such claims.

(c) Notwithstanding anything contained herein, except as provided in this Article VII, (i) nothing in this Agreement shall limit, waive or abrogate in any manner any rights of any member of the SpinCo Group to insurance coverage for any matter, whether relating to the rights of the Parent Group or otherwise and (ii) SpinCo shall retain the exclusive right to control the insurance policies of the SpinCo Group, and the benefits and amounts payable thereunder, including the right to exhaust, settle, release, commute, buy-back or otherwise resolve disputes with respect to any of such insurance policies and to amend, modify or waive any rights under any such insurance policies, notwithstanding whether any such insurance policies apply to any past, present or future Liabilities of or claims by any member of the Parent Group, including coverage claims with respect to any claim, act, omission, event, circumstance, occurrence or loss for which the Parent Group may make a claim under an insurance policy pursuant to this Section 7.3; provided, during the eighteen (18) month period following the Distribution, SpinCo will provide written notice to Parent of any changes to any insurance policies of the SpinCo Group under which the Parent Group has historically made material claims or are the subject of any claims pursuant to this Section 7.3. Parent, on behalf of itself and each member of the Parent Group, hereby gives consent for SpinCo to inform any affected insurer of this Agreement and to provide such insurer, as reasonably necessary, with all or any portion of a copy hereof.

Section 7.4 Insurance Proceeds. Except as set forth on Section 7.4 of the Disclosure Letter, any Insurance Proceeds received by the Parent Group for the benefit of members of the SpinCo Group or by the SpinCo Group for the benefit of members of the Parent Group, in accordance with Section 7.2 or Section 7.3, shall be transferred, respectively, to the SpinCo Group (in the former case) or the Parent Group (in the latter case). Any Insurance Proceeds received for the benefit of both the Parent Group and the SpinCo Group shall be distributed pro rata based on the respective share of the underlying loss.

Section 7.5 Claims Not Reimbursed. No Party shall be liable to another Party for claims, or portions of claims, not reimbursed by insurers under any policy for any reason, including coinsurance provisions,

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

deductibles, quota share deductibles, self-insured retentions, reimbursement obligations (including under “fronted” or similar insurance policies), bankruptcy or insolvency of any insurance carrier(s), policy limitations or restrictions (including exhaustion of limits), any coverage disputes, any failure to timely file a claim by any member of the Parent Group or any member of the SpinCo Group or any defect in such claim or its processing. To the extent an insurance carrier requires a Party or a member of such Party’s Group to make a payment in respect of a deductible, retention or other similar limitation on coverage that is the obligation of the other Party or of a member of such other Party’s Group, the responsible Party shall cause such amount to be repaid to the applicable Party or Group member in accordance with Section 9.6 of the Disclosure Letter. Nothing in this Section 7.5 shall be construed to limit or otherwise alter in any way the obligations of the Parties, including those created by this Agreement, by operation of Law or otherwise.

Section 7.6 D&O Policies. At and after the Distribution, Parent shall not, and shall cause the members of the Parent Group not to, take any action that would limit the coverage of the individuals who acted as directors or officers of SpinCo (or members of the SpinCo Group) prior to the Distribution under any directors and officers liability insurance policies or fiduciary liability insurance policies (collectively, “D&O Policies”) maintained by the members of the Parent Group in respect of claims made against and known by Parent prior to the Distribution. Parent shall, and shall cause the members of the Parent Group to, reasonably cooperate with the individuals who acted as directors or officers of SpinCo (or members of the SpinCo Group) prior to the Distribution in their pursuit of any such coverage claims under such D&O Policies which could inure to the benefit of such individuals. Parent shall allow SpinCo and its agents and representatives, upon reasonable prior notice and during regular business hours, to examine the relevant D&O Policies maintained by Parent and members of the Parent Group. Parent shall provide, and shall cause other members of the Parent Group to provide, such cooperation as is reasonably requested by SpinCo in order for SpinCo to have in effect at and after the Distribution new D&O Policies with respect to claims reported at or after the Distribution including for claims relating to acts or omissions prior to the Distribution. Each of SpinCo and Parent shall, and shall cause each member of the SpinCo Group and the Parent Group, respectively, to have in effect at and after the Distribution such D&O Policies as are appropriate in their respective judgments to cover any claims reported at or after the Distribution for which they respectively have written indemnity obligations to directors, officers and employees, including for claims relating to acts or omissions prior to the Distribution.

ARTICLE VIII

FURTHER ASSURANCES AND ADDITIONAL COVENANTS

Section 8.1 Further Assurances. In addition to the actions specifically provided for elsewhere in this Agreement, but subject to the express limitations of this Agreement and of the Ancillary Agreements, each of the Parties shall, subject to Section 2.1(f), use reasonable best efforts, prior to, on and after the Distribution Date, to take, or cause to be taken, all actions, and to do, or cause to be done, all things, reasonably necessary, proper or advisable under applicable Laws and agreements to consummate, and make effective, the transactions contemplated by this Agreement.

Section 8.2 Non-Solicitation Covenant. For a period of eighteen (18) months from and after the Distribution Date, no Party shall, and shall ensure that the other members of such Party’s Group shall not, directly or indirectly, (a) solicit or induce or attempt to solicit or induce any executive, any officer or any employee of the other Party’s Group to leave employment of such Party’s Group or (b) hire any executive, any officer or any employee, in each case, without the prior written consent of Parent or SpinCo, as applicable; provided, however, that this Section 8.2 shall not prohibit (i) any general offers of employment to the public, including through a bona fide search firm, so long as it is not specifically targeted toward employees of the Parent Group or the SpinCo Group, as applicable or (ii) soliciting any person who has ceased to be employed by the other Party’s Group at least six (6) months prior to the commencement of such solicitation.

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

Section 8.3 Non-Competition Covenant.

(a) For a period of three (3) years from the Distribution Date (the “Restricted Period”), neither Parent nor any member of the Parent Group will engage in (or own any Equity Interest in any Person who engages in), directly or indirectly, the manufacture, marketing, distribution or sale, in each case to the Specified End Markets, anywhere in the world, of any of the products listed on Section 8.3(a) of the Disclosure Letter or in replacement products therefor in the Specified End Markets (the “Competitive Business”); provided, that none of the following shall constitute a Competitive Business: (i) any activity conducted by the Parent Business (including any activity of any joint venture or other arrangement in which Parent holds an equity investment) as of the Distribution Date and reasonable extensions thereof and (ii) any activity conducted pursuant to any agreement between any member of the Parent Group and any member of the SpinCo Group entered into in connection with the transactions contemplated hereby.

(b) Notwithstanding the foregoing, the prohibitions in Section 8.3(a) shall not prohibit (i) the direct or indirect ownership by any member of the Parent Group of 9.9% or less of the outstanding stock or other securities of any Person engaged in a Competitive Business, solely as a passive investor; (ii) investing in funds or partnerships which in turn invest in companies that engage in a Competitive Business, so long as Parent does not exercise control over such investment decisions; (iii) the performance by Parent or any member of the Parent Group of any of its obligations under this Agreement, any Ancillary Agreement, the Merger Agreement or any Transaction Document (as defined in the Merger Agreement); (iv) the acquisition, whether in a single transaction or a series of related transactions, and, after such acquisition, the ownership of an Equity Interest in, any Person (or its successor) that is engaged, directly or indirectly through a Subsidiary, in a Competitive Business if such Competitive Business generated 20% or less of such acquired Person’s consolidated annual revenues as of the last completed fiscal year of such acquired Person; or (v) the acquisition whether in a single transaction or a series of related transactions, and, after such acquisition, the ownership of an Equity Interest in any Person (or its successor) that is engaged, directly or indirectly through a Subsidiary, in a Competitive Business if (A) such Competitive Business generated 49.9% or less of such acquired Person’s consolidated annual revenues in the last completed fiscal year of such acquired Person and (B) Parent or its applicable Affiliate, within twelve (12) months of the consummation of such acquisition, enters into a definitive agreement to cause the divestiture of the Competitive Business such that the restrictions set forth in Section 8.3(a) would not have operated to restrict such ownership assuming completion of the divestiture had occurred prior to such acquisition, and thereafter uses reasonable best efforts to complete such divestiture as soon as reasonably practicable (and in any event within twenty-four (24) months of the consummation of the acquisition of such Competitive Business).

The Parties understand and acknowledge that any non-intentional de minimis violations of this Section 8.3 by Parent or any member of the Parent Group and sales to third-party distributors and retailers (and further sales by such distributors and retailers) where the Parent Group does not target the Specified End Markets shall not be deemed a breach of this Section 8.3. Notwithstanding the foregoing or any other provision of this Agreement, this Section 8.3 shall not restrain or prohibit any activities, actions or conduct of any Person that is not directly or indirectly controlled by Parent, including any joint ventures, partnerships or co-investment vehicles that neither Parent nor any of its direct or indirect Subsidiaries controls.

Section 8.4 Certain Acknowledgments. The Parties acknowledge that the covenants set forth in Section 8.2 (Non-Solicitation) and Section 8.3 (Non-Competition) (together, the “Restrictive Covenant Sections”) are reasonable in order to protect the value of the SpinCo Business. It is the intention of the Parties that if any covenant contained in the Restrictive Covenant Sections covers a geographic area, is for a length of time or is of a scope that is not permitted by applicable Law, or in any way construed to be too broad or to any extent invalid, such restriction or covenant will not be construed to be null, void and of no effect, but will, to the extent such restriction or covenant would be valid or enforceable under applicable Law, be construed and interpreted to provide for a covenant having the maximum enforceable geographic area, time period and other provisions (not greater than those contained in the Restrictive Covenant Sections) that would be valid and enforceable under applicable Law.

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

Section 8.5 Ancillary Agreements. Prior to the Distribution Time, with respect to any Ancillary Agreement that has not yet been executed, but for which the form of such Ancillary Agreement attached hereto expressly contemplates covenants or other agreements that on their face would be operative prior to the Distribution Time if such Ancillary Agreement had been executed by the parties thereto as of the date hereof, then notwithstanding the fact that such Ancillary Agreement has not yet been executed by the parties thereto, the Parties agree on behalf of themselves and their respective Affiliates that all such provisions are incorporated herein by reference, mutatis mutandis, and shall be operative prior to the Distribution Time as if such Ancillary Agreement had been executed with respect to such provisions prior to the relevant time.

Section 8.6 Reorganization of Eaton Indemnitors. Following the occurrence of an Eaton Indemnitor Change Event, whether such Eaton Indemnitor Change Event occurs prior to or following the Distribution Time, Parent shall cause the replacement of the Eaton Indemnitor undergoing the Eaton Indemnitor Change Event under this Agreement and the Ancillary Agreements with an entity or entities that are reasonably satisfactory to SpinCo (following the Distribution Time) or Merger Partner (prior to the Distribution Time) (a “Replacement Indemnitor”) under this Agreement and any Ancillary Agreement; provided, that a replacement entity or entities shall be deemed acceptable if their net asset value, as of the last completed fiscal quarter prior to the replacement of the applicable Eaton Indemnitor, is in the aggregate equal to or greater than the net asset value of the replaced Eaton Indemnitor as of the last completed fiscal quarter prior to the date of this Agreement.

ARTICLE IX

MISCELLANEOUS

Section 9.1 Termination. This Agreement shall terminate simultaneously with the valid termination of the Merger Agreement prior to the Distribution. Except for a termination described in the immediately preceding sentence, this Agreement may not be terminated except by an agreement in writing signed by each of the Parties. In the event of such termination, this Agreement shall become void and no Party, or any of its officers and directors, shall have any liability to any Person by reason of this Agreement.

Section 9.2 Counterparts; Entire Agreement; Corporate Power.

(a) This Agreement may be executed in one or more counterparts, all of which counterparts shall be considered one and the same agreement, and shall become effective when one or more counterparts have been signed by each Party and delivered to the other Party. This Agreement may be executed by PDF signature and scanned and exchanged by electronic mail, and such PDF signature or scanned and exchanged copies shall constitute an original for all purposes.

(b) This Agreement, the Ancillary Agreements, the Disclosure Letter, the Merger Agreement, and the Transaction Documents (as defined in the Merger Agreement), the Confidentiality Agreement (as defined in the Merger Agreement) and the Appendices, Exhibits and Schedules hereto and thereto contain the entire agreement between the Parties with respect to the subject matter hereof and supersede all previous agreements, negotiations, discussions, writings, understandings, commitments and conversations with respect to such subject matter, and there are no agreements or understandings between the Parties with respect to the subject matter hereof other than those set forth or referred to herein or therein. In the event of conflict or inconsistency between the provisions of this Agreement or any Master Ancillary Agreement, on the one hand, and the provisions of any Local Transfer Agreement or Separate Conveyancing Instrument (including any provision of a Local Transfer Agreement or Separate Conveyancing Instrument providing for dispute resolution mechanisms inconsistent with those provided herein), on the other hand, the provisions of this Agreement and any such Master Ancillary Agreement shall prevail and remain in full force and effect, unless otherwise stated in such Master Ancillary Agreement or required by non-waivable local Law. Each Party hereto shall, and shall cause each of its Subsidiaries to, implement the provisions of and the transactions contemplated by the Local Transfer Agreement in accordance with the immediately preceding sentence.

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

(c) Parent, Eaton Ohio and Eaton HoldCo represent on behalf of themselves and each other member of the Parent Group, SpinCo represents on behalf of itself and each other member of the SpinCo Group and Merger Partner represents on behalf of itself, as follows:

(i) each such Person has the requisite corporate or other power and authority and has taken all corporate or other action necessary in order to execute, deliver and perform each of this Agreement and each Ancillary Agreement to which it is a party and to consummate the transactions contemplated hereby and thereby; and

(ii) this Agreement and each Ancillary Agreement to which it is a party has been (or, in the case of any Ancillary Agreement, will be on or prior to the Distribution Date) duly executed and delivered by it and, assuming the due execution of delivery of this Agreement and each such Ancillary Agreement by the parties thereto, constitutes, or will constitute, a valid and binding agreement of it enforceable in accordance with the terms hereof or thereof.

Section 9.3 Negotiation. In the event of any dispute arising out of or in connection with this Agreement or any Ancillary Agreement (unless such Ancillary Agreement expressly provides that disputes thereunder will not be subject to the resolution procedures set forth in this Article IX) or the transactions contemplated hereby or thereby, including any Action based on contract, tort, equity, statute, regulation or constitution (collectively, “Disputes”), the Party raising the Dispute shall first give written notice of the Dispute (a “Dispute Notice”), and the chief legal officers of the Parties (or such other individuals designated by the respective chief legal officers) or the executive officers designated by the Parties shall negotiate for a reasonable period of time to settle such Dispute; provided, that such reasonable period shall not, unless otherwise agreed by the Parties in writing, exceed thirty (30) days (the “Negotiation Period”) from the time of receipt of the Dispute Notice; provided, further, that in the event of any Action in accordance with Section 9.4, the Parties shall not assert the defenses of statute of limitations, laches or any other defense, in each such case based on the passage of time during the Negotiation Period. Notwithstanding anything to the contrary contained in this Section 9.3, the Parties’ agreement to negotiate during the Negotiation Period and the requirement to provide a Dispute Notice as described herein shall not prevent a Party from commencing any action in order to seek any injunctive or other urgent relief in accordance with Section 9.4 and Section 9.5.

Section 9.4 Governing Law; Jurisdiction and Forum; Waiver of Jury Trial.

(a) This Agreement and any disputes relating to, arising out of or resulting from this Agreement, including to its execution, performance or enforcement, shall be governed by, and construed and enforced in accordance with, the Laws of the State of Delaware, without regard to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware. In addition, each of the Parties irrevocably (i) submits to the personal jurisdiction of the Delaware Court of Chancery in and for New Castle County, or in the event (but only in the event) that such Delaware Court of Chancery does not have subject matter jurisdiction over such dispute, the United States District Court for the District of Delaware, or in the event (but only in the event) that such United States District Court also does not have jurisdiction over such dispute, any Delaware State court sitting in New Castle County, in the event any dispute (whether in contract, tort or otherwise) arises out of this Agreement, any Ancillary Agreement or the Separation Transactions, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (iii) waives any objection to the laying of venue of any Action relating to this Agreement, any Ancillary Agreement or the Separation Transactions in such court, (iv) waives and agrees not to plead or claim in any such court that any Action relating to this Agreement, any Ancillary Agreement or the Separation Transactions brought in any such court has been brought in an inconvenient forum, and (v) agrees that it will not bring any Action relating to this Agreement, any Ancillary Agreement or the Separation Transactions in any court other than the Delaware Court of Chancery in and for New Castle County, or in the event (but only in the event) that such Delaware Court of Chancery does not have subject matter jurisdiction over such Action, the United States District Court for the District of Delaware, or in the event (but only in the event)

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

that such United States District Court also does not have jurisdiction over such Action, any Delaware State court sitting in New Castle County. Each Party agrees that service of process upon such Party in any such Action shall be effective if notice is given in accordance with Section 9.10.

(b) EACH PARTY TO THIS AGREEMENT WAIVES TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM BROUGHT BY ANY OF THEM AGAINST THE OTHER ARISING OUT OF OR IN ANY WAY CONNECTED WITH THIS AGREEMENT, THE ANCILLARY AGREEMENTS OR ANY OTHER AGREEMENTS EXECUTED IN CONNECTION HEREWITH OR THEREWITH OR THE ADMINISTRATION HEREOF OR THEREOF OR ANY OF THE SEPARATION TRANSACTIONS, WHETHER SUCH CLAIMS ARE BASED IN TORT, CONTRACT OR OTHERWISE. NO PARTY TO THIS AGREEMENT SHALL SEEK A JURY TRIAL IN ANY LAWSUIT, PROCEEDING, COUNTERCLAIM OR ANY OTHER LITIGATION PROCEDURE BASED UPON, OR ARISING OUT OF, THIS AGREEMENT OR ANY ANCILLARY AGREEMENTS OR RELATED INSTRUMENTS. NO PARTY WILL SEEK TO CONSOLIDATE ANY SUCH ACTION IN WHICH A JURY TRIAL HAS BEEN WAIVED WITH ANY OTHER ACTION IN WHICH A JURY TRIAL CANNOT BE OR HAS NOT BEEN WAIVED. EACH PARTY TO THIS AGREEMENT CERTIFIES THAT IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS SET FORTH ABOVE IN THIS Section 9.4. NO PARTY HAS IN ANY WAY AGREED WITH OR REPRESENTED TO ANY OTHER PARTY THAT THE PROVISIONS OF THIS Section 9.4 WILL NOT BE FULLY ENFORCED IN ALL INSTANCES.

(c) To the extent that the dispute resolution provisions of any Ancillary Agreement are inconsistent with the provisions of this Section 9.4, the provisions of this Section 9.4 shall control unless such Ancillary Agreement expressly provides that the provisions of this Section 9.4 shall not control. Each Party shall cause their respective group members to act in accordance with this Section  9.4(c).

Section 9.5 Specific Performance. Subject to Section 9.3 and Section 9.4, except as provided below, in the event of any actual or threatened default in, or breach of, any of the terms, conditions and provisions of this Agreement or any applicable Ancillary Agreement, the affected Party shall have the right to specific performance, declaratory relief and injunctive or other equitable relief (on a permanent, emergency, temporary, preliminary or interim basis) of its rights under this Agreement or any applicable Ancillary Agreement, in addition to any and all other rights and remedies at Law or in equity, and all such rights and remedies shall be cumulative. The other Party shall not oppose the granting of such relief on the basis that money damages are an adequate remedy. The Parties agree that the remedies at Law for any breach or threatened breach hereof, including monetary damages, are inadequate compensation for any loss and that any defense in any action for specific performance that a remedy at Law would be adequate is hereby waived. Any requirements for the securing or posting of any bond or similar security with such remedy are hereby waived.

Section 9.6 No Set-Off; Payments. Except as expressly provided to the contrary in this Agreement or in any Ancillary Agreement or as otherwise mutually agreed to in writing by the Parties, (a) no Party nor any member of such Party’s Group shall have any right of set-off or other similar rights with respect to (i) amounts payable pursuant to this Agreement or any Ancillary Agreement or (ii) any other amounts claimed to be owed to the other Party or any member of its Group arising out of this Agreement or any Ancillary Agreement and (b) any amounts payable pursuant to this Agreement (including pursuant to Section 2.3(d)(iii)) or any Ancillary Agreement shall be settled in the manner and on the timeframes provided on Section 9.6 of the Disclosure Letter.

Section 9.7 Continuity of Service and Performance. Unless otherwise agreed in writing, the Parties shall continue to provide services and honor all other commitments under this Agreement and each Ancillary Agreement during the course of dispute resolution pursuant to the provisions of Section 9.3 or Section 9.4, with respect to all matters not subject to such dispute resolution.

Section 9.8 Assignability. Except as otherwise provided for in this Agreement, neither this Agreement nor any right, interest or obligation arising under this Agreement shall be assignable (including by means of a

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

divisional or divisive merger or similar transaction), in whole or in part, directly or indirectly, by any Party without the prior written consent of the other Party, and any attempt to assign any rights, interests or obligations arising under this Agreement without such consent shall be void; provided, that (i) a Party may assign any or all of its rights, interests and obligations hereunder to a member of such Party’s Group, so long as such assignee agrees pursuant to an agreement in writing reasonably satisfactory to the other Party to be bound by the terms of this Agreement as if named a “Party” hereto and (ii) a Party may assign this Agreement or any or all of the rights, interests and obligations hereunder in connection with a merger, divisive merger, reorganization or consolidation transaction in which such Party is a constituent party but not the surviving entity or the sale by such Party of all or substantially all of its Assets, so long as the surviving entity of such merger, reorganization or consolidation transaction or the transferee of such Assets shall assume all the obligations of the relevant Party by operation of law or pursuant to an agreement in writing, reasonably satisfactory to the other Party, to be bound by the terms of this Agreement as if named as a “Party” hereto; provided, further, that no assignment permitted by clauses (i) or (ii) of this Section 9.8 shall release the assigning Party from liability for the full performance of its obligations under this Agreement, unless agreed to in writing by the non-assigning Party. In the case of any assignment permitted by this Section 9.8, the assigning Party shall provide prompt written notice of such assignment to the non-assigning Party.

Section 9.9 Third-Party Beneficiaries. Except as expressly set forth in Section 6.10, the rights of the members of each Party’s Group as set forth herein, and for the indemnification rights under this Agreement of any Parent Indemnitee or SpinCo Indemnitee in his, her or its capacity as such, (a) the provisions of this Agreement are solely for the benefit of the Parties hereto and are not intended to confer upon any Person except the Parties hereto any rights or remedies hereunder and (b) there are no third-party beneficiaries of this Agreement and this Agreement shall not provide any third person with any remedy, claim, liability, reimbursement, cause of action or other right in excess of those existing without reference to this Agreement.

Section 9.10 Notices. All notices or other communications under this Agreement shall be in writing and shall be deemed to be duly given (a) when delivered in person, (b) on the date received, if sent by a nationally recognized delivery or courier service, (c) upon written confirmation of receipt after transmittal by electronic mail (followed by delivery of an original via overnight courier service) or (d) upon the earlier of confirmed receipt or the fifth (5th) Business Day following the date of mailing if sent by registered or certified mail, return receipt requested, postage prepaid and addressed as follows:

If to Parent or, prior to the Distribution Time, SpinCo, to:

Eaton Corporation plc

c/o Eaton Corporation

1000 Eaton Boulevard

Cleveland, Ohio 44122

Attention:  [***]

E-mail:   [***]

with a copy (which shall not constitute notice) to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019

Attention: Steven J. Williams

     Dotun O. Obadina

E-mail:  swilliams@paulweiss.com

     dobadina@paulweiss.com

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

If to Merger Partner or, following the Distribution Time, SpinCo, to:

Dana Incorporated

3939 Technology Drive

Maumee, OH 43537

Attention:   [***]

Email:     [***]

with a copy (which shall not constitute notice) to:

Kirkland & Ellis LLP

601 Lexington Avenue

New York, New York 10022

Attention: David M. Klein, P.C.

     Rachael G. Coffey, P.C.

     Brian H. Junquera

E-mail:  dklein@kirkland.com

     rachael.coffey@kirkland.com

     brian.junquera@kirkland.com

Any Party may, by notice to the other Parties, change the address and identity of the Person to which such notices and copies of such notices are to be given. Each Party agrees that nothing in this Agreement shall affect the other Party’s right to serve process in any other manner permitted by Law (including pursuant to the rules for foreign service of process authorized by the Hague Convention).

Section 9.11 Severability. If any provision of this Agreement or the application thereof to any Person or circumstance is determined by an arbitrator or court of competent jurisdiction to be invalid, void or unenforceable, the remaining provisions hereof, or the application of such provision to Persons or circumstances, or in jurisdictions other than those as to which it has been held invalid or unenforceable, shall remain in full force and effect and shall in no way be affected, impaired or invalidated thereby, so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to either Party. Upon any such determination, any such provision, to the extent determined to be invalid, void or unenforceable, shall be deemed replaced by a provision that such arbitrator or court determines is valid and enforceable and that comes closest to expressing the intention of the invalid, void or unenforceable provision.

Section 9.12 Expenses. Except as otherwise expressly set forth in this Agreement, the Merger Agreement or in any other Ancillary Agreement, the third-party fees of Parent, SpinCo and the members of their respective Groups incurred in connection with the Restructuring, the Distribution and the other transactions contemplated by this Agreement and the Ancillary Agreements shall in each case be borne by the party incurring such fees except as otherwise expressly provided in this Agreement or the Ancillary Agreements.

Section 9.13 Headings. The article, section and paragraph headings contained in this Agreement, including in the table of contents of this Agreement, are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 9.14 Survival of Covenants. Except as expressly set forth in this Agreement, the covenants in this Agreement and the Liabilities for the breach of any obligations in this Agreement shall survive the Distribution and shall remain in full force and effect.

Section 9.15 Waivers of Default. No failure or delay of any Party (or the applicable member of its Group) in exercising any right or remedy under this Agreement or any Ancillary Agreement shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power. Waiver by any Party of any default by the other Party of any provision of this Agreement shall not be deemed a waiver by the waiving Party of any subsequent or other default.

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

Section 9.16 Amendments. No provisions of this Agreement shall be deemed waived, amended, supplemented or modified by any Party, unless such waiver, amendment, supplement or modification is in writing and signed by the authorized representative of each Party.

Section 9.17 Interpretation. Words in the singular shall be held to include the plural and vice versa and words of one gender shall be held to include the other gender as the context requires. The terms “hereof,” “herein,” “herewith” and words of similar import, unless otherwise stated, shall be construed to refer to this Agreement as a whole (including the Disclosure Letter) and not to any particular provision of this Agreement. Article or Section references are to the Articles and Sections of or to this Agreement or the Disclosure Letter, as applicable, unless otherwise specified. Any capitalized terms used in the Disclosure Letter or in any Schedule to any Ancillary Agreement but not otherwise defined therein shall have the meaning as defined in the Disclosure Letter or the Ancillary Agreement to which such Schedule is attached, as applicable. Any definition of or reference to any agreement, instrument or other document herein (including any reference herein to this Agreement) shall, unless otherwise stated, be construed as referring to such agreement, instrument or other document as from time to time amended, supplemented or otherwise modified (subject to any restrictions on such amendments, supplements or modifications set forth therein, including in Section 9.16). The word “including” and words of similar import when used in this Agreement shall mean “including, without limitation,” unless the context otherwise requires or unless otherwise specified. The word “or” shall not be exclusive. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.” All references to “$” or dollar amounts are to the lawful currency of the United States of America. References herein to any Law shall be deemed to refer to such law as amended, reenacted, supplemented or superseded in whole or in part and in effect from time to time and also to all rules and regulations promulgated thereunder. In the event that an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provisions hereof.

Section 9.18 Parent Obligations. Notwithstanding anything to the contrary in this Agreement, Parent shall have no responsibility or obligation under this Agreement to make any contributions, transfers, assignments, conveyances or any other payment of any kind to SpinCo or members of the SpinCo Group; rather, Eaton Ohio and Eaton HoldCo (and, if applicable, any Replacement Indemnitor) (on behalf of the Parent Group) shall be jointly and severally liable for and responsible for any such obligations or payments (including with respect to any indemnification obligations) arising hereunder.

[Remainder of page left intentionally blank; signature pages follow.]

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

IN WITNESS WHEREOF, the Parties have caused this Separation and Distribution Agreement to be executed as of the date first noted above by their duly authorized representatives.

EATON CORPORATION PLC

By:	/s/ Sergio Letelier
Name: Sergio Letelier
Title: Senior Vice President, Strategy and Corporate Development

EATON CORPORATION

By:	/s/ Adam Wadecki
Name: Adam Wadecki
Title: Senior Vice President and Controller

EATON CAPITAL UNLIMITED COMPANY

By:	/s/ Nicolas Papaioannou
Name: Nicolas Papaioannou
Title: Director

MOBILITY (USA) CORPORATION

By:	/s/ Kirsten M. Park
Name: Kirsten M. Park
Title: Vice President and Treasurer

DANA INCORPORATED

By:	/s/ Timothy R. Kraus
Name: Timothy R. Kraus
Title: Chief Financial Officer

[Signature Page to Separation and Distribution Agreement]

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers.

Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to eliminate the personal liability of its directors for monetary damages for a breach of fiduciary duty as a director, except where the director breached his or her duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase or redemption in violation of Delaware corporate law or obtained an improper personal benefit. SpinCo’s certificate of incorporation provides that the liability of SpinCo’s directors to SpinCo or its stockholders shall be eliminated to the fullest extent permitted by the Delaware General Corporation Law, as the same exists or may be amended from time to time.

Section 145 of the Delaware General Corporation Law provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by the person in connection with an action, suit or proceeding to which he or she is or is threatened to be made a party by reason of such position, if such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, indemnification is limited to expenses and no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnify for such expenses which the Court of Chancery or such other court shall deem proper.

SpinCo’s bylaws include provisions that indemnify, to the full extent authorized or permitted by law, any person made or threatened to be made a party to any action, suit, or proceeding, whether criminal, civil, administrative, or investigative, by reason of the fact that such person or such person’s testator or intestate is or was a director, officer, or employee of SpinCo or serves or served at the request of SpinCo any other enterprise as a director, officer, or employee. SpinCo’s bylaws also provide that expenses incurred by any such person in defending any such action, suit, or proceeding shall be paid or reimbursed by SpinCo promptly upon receipt by it of an undertaking of such person to repay such expenses if it shall ultimately be determined that such person is not entitled to be indemnified by SpinCo. SpinCo’s bylaws also expressly grant SpinCo the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, or agent of SpinCo.

Eaton maintains a general liability insurance policy which covers certain liabilities of SpinCo’s directors and officers arising out of claims based on acts or omissions in their capacities as directors or officers.

Item 21. Exhibits and Financial Statement Schedules.

(a) Exhibits.

Exhibit Number	Title

2.1

Agreement and Plan of Merger, dated as of June 10, 2026, by and among Eaton Corporation plc, Eaton Corporation, Mobility (USA) Corporation, Atlas Mobility Sub, Inc. and Dana Incorporated (incorporated by reference to Exhibit 2.1 to Dana’s Form 8-K filed on June 11, 2026) (attached as Annex A to the prospectus which forms part of this Registration Statement).(1)(2)

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

Exhibit Number	Title

2.2

Separation and Distribution Agreement, dated as of June 10, 2026, by and among Eaton Corporation plc, Eaton Corporation, Eaton Capital Unlimited Company, Mobility (USA) Corporation and Dana Incorporated (incorporated by reference to Exhibit 2.2 to Dana’s Form 8-K filed on June 11, 2026) (attached as Annex B to the prospectus which forms part of this Registration Statement).(1)(2)

3.1	Certificate of Incorporation of Mobility (USA) Corporation.*

3.2	Amended and Restated By-Laws of Mobility (USA) Corporation. +

3.3	Amended and Restated Certificate of Incorporation of Mobility (USA) Corporation.+

5.1	Opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP as to the validity of shares of common stock to be issued by SpinCo.+

8.1	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP as to certain tax matters.+

8.2	Opinion of Arthur Cox LLP as to certain Irish tax matters.+

10.1	Form of Employee Matters Agreement, to be entered into by and among Eaton Corporation plc, Eaton Corporation, Eaton Capital Unlimited Company and Mobility (USA) Corporation. +

10.2	Form of Tax Matters Agreement, to be entered into by and among Eaton Corporation plc, Eaton Corporation, Eaton Capital Unlimited Company, Mobility (USA) Corporation and Dana Incorporated.+

10.3	Form of Real Estate Matters Agreement, to be entered into by and among Eaton Corporation and Mobility (USA) Corporation.+

10.4	Form of Transition Services Agreement, to be entered into by and among Eaton Corporation and Mobility (USA) Corporation.+

10.5	Form of Royal Precision Purchase Agreement, to be entered into by and among Eaton Corporation and a subsidiary of Dana Incorporated.+

10.6	Letter Agreement, dated as of July 27, 2026, by and between Dana Incorporated and Eaton Corporation plc.+

23.1	Consent of Paul, Weiss, Rifkind, Wharton & Garrison LLP (contained in opinion filed as Exhibit 5.1).+

23.2	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 8.1).+

23.3	Consent of Arthur Cox LLP (included in Exhibit 8.2).+

23.4	Consent of Ernst & Young LLP relating to the audited financial statements of Mobility (USA) Corporation.+

23.5	Consent of PricewaterhouseCoopers LLP relating to the audited financial statements of Dana.+

23.6	Consent of Ernst & Young LLP relating to the audited financial statements of Eaton Corporation plc.+

24.1	Power of Attorney (included on signature page).+

99.1	Consent of to be named as director.+

99.2	Consent of to be named as director.+

99.3	Consent of to be named as director.+

99.4	Form of Letter of Transmittal.+

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

Exhibit Number	Title

99.5	Form of Exchange and Transmittal Information Booklet.+

99.6	Form of Letter to Clients for Use by Banks, Brokers and Other Nominees.+

99.7	Form of Letter to Brokers, Commercial Bankers, Trust Companies and Other Nominees.+

99.8	Form of Notice of Guaranteed Delivery for Eaton Ordinary Shares.+

99.9	Form of Notice of Withdrawal of Eaton Ordinary Shares.+

107	Registration Fee Table.+

*	Filed herewith.
+	To be filed by amendment.
(1)

Exhibits and schedules have been omitted pursuant to Item 601(a)(5), Item 601(b)(2) or Item 601(b)(10)(iv) of Regulation S-K and will be supplementally provided to the Securities and Exchange Commission upon request.

(2)	Certain confidential information contained in this document, marked by [***], has been omitted because it is both (i) not material and (ii) would be competitively harmful if publicly disclosed.

Item 22. Undertakings

(a)	The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii)

To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii)

To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)

That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)

That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; Provided, however, that no statement made in a

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(b)

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)

The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

(d)

The registrant undertakes that every prospectus (i) that is filed pursuant to the paragraph immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(e)

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(f)

The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(g)

The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

Confidential Treatment Requested by the Registrant Pursuant to 17 C.F.R. Section 200.83

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in   , on   , 2026.

Mobility (USA) Corporation

By:
Name:
Title:

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

*By:

(as attorney-in-fact)